

2025

Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-15787

MetLife, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**13-4075851**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
200 Park Avenue, New York, NY	**10166-0188**
(Address of principal executive offices)	*(Zip Code)*

(212) 578-9500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	MET	New York Stock Exchange
Floating Rate Non-Cumulative Preferred Stock, Series A, par value $0.01	MET PRA	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a share of 5.625% Non-Cumulative Preferred Stock, Series E	MET PRE	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a share of 4.75% Non-Cumulative Preferred Stock, Series F	MET PRF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

5.875% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series D, par value $0.01

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant at June 30, 2025 was approximately $53.6 billion.

At February 12, 2026, 652,053,867 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on June 16, 2026, to be filed by the registrant with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the year ended December 31, 2025.

Table of Contents

As used in this Form 10-K, "MetLife," the "Company," "we," "our" and "us" refer to MetLife, Inc., a Delaware corporation incorporated in 1999, its subsidiaries and affiliates.

Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations or forecasts of future events and do not relate strictly to historical or current facts. They use words and terms such as "anticipate," "are confident," "assume," "believe," "continue," "could," "estimate," "expect," "if," "intend," "likely," "may," "plan," "potential," "project," "should," "target," "will," "would" and other words and terms of similar meaning or that are otherwise tied to future periods or future performance, in each case in all derivative forms. They include statements relating to strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. By their nature, forward-looking statements: speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Many factors determine Company results, and they involve unpredictable risks and uncertainties. Our forward-looking statements depend on our assumptions, our expectations, and our understanding of the economic environment, but they may be inaccurate and may change. We do not guarantee any future performance. Our results could differ materially from those we express or imply in forward-looking statements. The risks, uncertainties and other factors identified in MetLife, Inc.'s filings with the U.S. Securities and Exchange Commission, and others, may cause such differences. These factors include:

(1) economic condition difficulties, including risks relating to interest rates, the effects of announced or future tariff increases on the global economy, credit spreads, declining equity or debt markets, changes in the value of assets under management, real estate, obligors and counterparties, government default or shutdown, currency exchange rates, derivatives, climate change, public health, terrorism and security;

(2) global capital and credit market adversity;

(3) credit facility inaccessibility;

(4) financial strength or credit ratings downgrades;

(5) unavailability, unaffordability, or inadequate reinsurance, including reinsurance risks that arise from reinsurers' credit risk, and the potential shortfall or failure of risk mitigants to protect against such risks;

(6) statutory life insurance reserve financing costs or limited market capacity;

(7) legal, regulatory, and supervisory and enforcement policy changes;

(8) changes in tax rates, tax laws or interpretations;

(9) litigation and regulatory investigations;

(10) unsuccessful efforts to meet all sustainability standards or to enhance our sustainability;

(11) MetLife, Inc.'s inability to pay dividends and repurchase common stock;

(12) MetLife, Inc.'s subsidiaries' inability to pay dividends to MetLife, Inc.;

(13) investment defaults, downgrades, or volatility;

(14) investment sales or lending difficulties;

(15) collateral or derivative-related payments;

(16) investment valuations, allowances, or impairments changes;

(17) claims or other results that differ from our estimates, assumptions, or models;

(18) global political, legal, or operational risks;

(19) business competition;

(20) technological changes;

(21) catastrophes;

(22) climate changes or responses to it;

(23) deficiencies in our closed block;

(24) goodwill or other asset impairment, or deferred income tax asset allowance;

(25) impairment of value of business acquired, value of distribution agreements acquired or value of customer relationships acquired;

(26) product guarantee volatility, costs, and counterparty risks;

(27) risk management failures;

(28) insufficient protection from operational risks;

(29) failure to protect confidentiality, integrity or availability of systems or data or other cybersecurity or disaster recovery failures;

(30) accounting standards changes;

(31) excessive risk-taking;

(32) marketing and distribution difficulties;

(33) pension and other postretirement benefit assumption changes;

(34) inability to protect our intellectual property or avoid infringement claims;

(35) acquisition, integration, growth, disposition, or reorganization difficulties;

(36) Brighthouse Financial, Inc. separation risks;

(37) MetLife, Inc.'s Board of Directors influence over the outcome of stockholder votes through the voting provisions of the MetLife Policyholder Trust; and

(38) legal- and corporate governance-related effects on business combinations.

MetLife, Inc. does not undertake any obligation to publicly correct or update any forward-looking statement if MetLife, Inc. later becomes aware that such statement is not likely to be achieved. Please consult any further disclosures MetLife, Inc. makes on related subjects in subsequent reports to the U.S. Securities and Exchange Commission.

Note Regarding Reliance on Statements in Our Contracts

See "Exhibit Index — Note Regarding Reliance on Statements in Our Contracts" for information regarding agreements included as exhibits to this Annual Report on Form 10-K.

Part I

Item 1. Business

Index to Business

Business Overview & Strategy

As used in this Form 10-K, "MetLife," the "Company," "we," "our" and "us" refer to MetLife, Inc., a Delaware corporation incorporated in 1999, its subsidiaries and affiliates.

MetLife is one of the world's leading financial services companies, providing insurance, annuities, employee benefits and asset management. We hold leading market positions in the United States ("U.S."), Asia, Latin America, Europe and the Middle East. We are also one of the largest institutional investors in the U.S. with a general account portfolio invested primarily in fixed income securities (corporate, structured products, municipals, and government and agency) and mortgage loans, as well as real estate, real estate joint ventures ("REJVs"), other limited partnerships and equity securities.

We believe that our trusted global brand, diversified and resilient business, and position as a leader in attractive markets are the powers of our business. Over the next four years we will continue to execute on our New Frontier strategy, which was designed to accelerate growth across our global platform while delivering attractive returns and all-weather performance. New Frontier builds upon the success of our Next Horizon strategy, which we implemented in 2019, with an aim to focus, simplify and differentiate the Company.

Under our New Frontier strategy, we intend to leverage the Company's strengths to prioritize growth across four key areas of opportunity:

- Extend our leadership in Group Benefits;

- Capitalize on our unique retirement platform;

- Accelerate our growth in asset management; and

- Expand in high growth international markets.

In the fourth quarter of 2025, MetLife executed a reorganization to align with its strategic initiative to accelerate growth in asset management. As part of this reorganization, the Company adjusted its segment structure. MetLife Investment Management, the Company's institutional asset management business ("MIM"), which was previously reported in Corporate & Other, became a reportable segment. MetLife Holdings was removed as a reportable segment, and its business is now primarily reported in Corporate & Other. These changes were applied retrospectively for all years presented. Additionally, certain products formerly reported in MetLife Holdings have been moved to Group Benefits and Retirement and Income Solutions ("RIS"). This change was applied only for the year ended December 31, 2025. The foregoing changes did not impact prior period consolidated net income (loss) or consolidated adjusted earnings, and are collectively referred to as the "Strategic Reorganization." As a result of the Strategic Reorganization, MetLife is organized into the following six segments: Group Benefits; RIS; Asia; Latin America; Europe, the Middle East and Africa ("EMEA"); and MIM. In addition, the Company continues to report certain of its results of operations in Corporate & Other. See "— Segments and Corporate & Other" and Note 2 of the Notes to the Consolidated Financial Statements for further information on the Company's segments and Corporate & Other.



Segments and Corporate & Other

We offer a broad range of products and services aimed at serving the financial needs of our customers. We sell these products to corporations and other institutions (including local, state and federal governments) and their respective employees, as well as individuals.

Group Benefits

We have built a leading position in the U.S. group insurance market through long-standing relationships with many of the largest employers in the U.S.

Our Group Benefits segment, based in the U.S., offers life insurance, dental, group short- and long-term disability, paid family and medical leave, individual disability, accidental death and dismemberment ("AD&D") insurance, accident & health insurance, and vision, as well as prepaid legal plans and pet insurance. We also sell administrative services-only ("ASO") arrangements to some employers.

We distribute Group Benefits products and services through a sales force primarily comprised of MetLife employees that is segmented by the size of the target customer. Account executives sell either directly to corporate and other group customers or through an intermediary, such as a broker or consultant. Employers have been emphasizing voluntary products and, as a result, we have increased our focus on communicating and marketing to employees in order to further foster sales of those products.

We have entered into arrangements with third parties to expand opportunities to market and distribute Group Benefits products and services. We also sell Group Benefits products and services through sponsoring associations and affinity groups and provide life, dental, accident & health, and vision coverage to certain employees of the U.S. Government. We have longstanding relationships with these employees and continue to cultivate and expand them through additional product offerings.

Our Group Benefits segment quarterly claims experience may vary, as seasonal illnesses affect mortality and morbidity, and due to utilization rate fluctuation in our non-medical health businesses. Annual benefit renewal implementation, enrollment, and marketing costs normally elevate expenses for the Group Benefits segment in the fourth quarter.

Major Products

Term Life Insurance	A guaranteed benefit upon the death of the insured for a specified time period in return for the periodic payment of premiums. Premiums may be guaranteed at a level amount for the coverage period or may be non-level and non-guaranteed. Term contracts expire without value at the end of the coverage period when the insured party is still living.
Variable Life Insurance	Insurance coverage through a contract that gives the policyholder flexibility in investment choices and, depending on the product, in premium payments and coverage amounts, with certain guarantees. Premiums and account balances can be directed by the policyholder into a variety of separate account investment options or directed to the Company's general account. In the separate account investment options, the policyholder bears the entire risk of the investment results. With some products, by maintaining certain premium level, policyholders may have the advantage of various guarantees that may protect the death benefit from adverse investment experience.
Universal Life Insurance	Insurance coverage on the same basis as variable life, except that premiums, and the resulting accumulated balances, are allocated only to the Company's general account. With some products, by maintaining a certain premium level, policyholders may have the advantage of various guarantees that may protect the death benefit from adverse investment experience.
Dental	Insurance and ASO arrangements that assist employees, retirees and their families in maintaining oral health while reducing out-of-pocket expenses.
Disability	Insurance and ASO arrangements for groups and individuals to provide benefits for income replacement, payment of business overhead expenses or mortgage protection, in the event of the disability of the insured.
Accident & Health Insurance	Accident, critical illness or hospital indemnity coverage to the insured.
Vision	Insurance, ASO arrangements, and managed eye health and vision care solutions to assist employees, retirees and their families in maintaining vision health while reducing out-of-pocket expenses. Offered to commercial groups, individuals, health plans and government sponsored programs through a nationwide provider network, retail optical chains and online eyewear providers.

Retirement and Income Solutions

Our RIS segment, based in the U.S., provides funding and financing solutions that help institutional customers mitigate and manage liabilities primarily associated with their employee benefit programs using a spectrum of life and annuity-based insurance and investment products. See Note 9 of the Notes to the Consolidated Financial Statements for information on reinsurance transactions related to certain of these products.

We distribute RIS products and services through dedicated sales teams and relationship managers primarily comprised of MetLife employees. We may sell products directly to benefit plan sponsors and advisors or through brokers, consultants or other intermediaries. In addition, these sales professionals work with individual, group and global distribution areas to better reach and service customers, brokers, consultants and other intermediaries.

Major Products

Stable Value Products		• General account guaranteed interest contracts ("GICs") are designed to provide stable value investment options within tax-qualified defined contribution plans by offering a fixed maturity investment with a guarantee of liquidity at contract value for participant transactions. • Separate account GICs are available to defined contribution plan sponsors by offering market value returns on separate account investments with a general account guarantee that plan participants will always be able to transact in their accounts at contract value. • Synthetic GICs or "wraps" are contracts available only to the sponsor of a participant-directed defined contribution plan. The contract "wraps" a portfolio of investments owned by the plan to provide a guarantee that plan participants will always be able to transact in their accounts at contract value. Generally, a wrap contract means that participants will not experience negative returns. • Private floating rate funding agreements are generally privately placed, unregistered investment contracts issued as general account obligations with interest credited based on a specified rate or an agreed upon short-term benchmark rate. These agreements are used for money market funds, securities lending cash collateral portfolios and short-term investment funds.
Annuities	*Pension Risk Transfers*	General account and separate account annuities are offered in connection with defined benefit pension plans which include single premium buyouts and buy-ins allowing for full or partial transfers of pension liabilities. • General account annuities include non-participating group contract benefits purchased for retired or active employees covered under terminating or ongoing pension plans. • Separate account annuities include both participating and non-participating group contract benefits. Participating contract benefits are purchased for retired, terminated, or active employees covered under active or terminated pension plans. The assets supporting the guaranteed benefits for each contract are held in a separate account, however, the Company fully guarantees all benefit payments. Non-participating contracts have economic features similar to our general account products, but offer the added protection of an insulated separate account. Under accounting principles generally accepted in the United States of America ("GAAP"), these annuity contracts are treated as general account products.
	Institutional Income Annuities	General account contracts that are guaranteed payout annuities purchased for employees upon retirement or termination of employment. Contracts can be life or non-life contingent non-participating contracts which do not provide for any loan or cash surrender value and, with few exceptions, do not permit future considerations.
	Structured Settlements	Customized annuities designed to serve as an alternative to a lump sum payment in a lawsuit initiated because of personal injury, wrongful death, or a workers' compensation claim or other claim for damages. Surrenders are generally not allowed, although commutations are permitted in certain circumstances. Guaranteed payments consist of life contingent annuities, term certain annuities and lump sums.
	Group Deferred Annuities	Group fixed and variable deferred annuities generally offered in connection with defined contribution retirement plans for not-for-profit organizations.

Risk Solutions	Longevity Reinsurance Solutions	Longevity reinsurance is a risk mitigation solution for United Kingdom ("U.K.") pension plan sponsors and U.K. insurance companies that write pension risk transfer business, converting uncertain future pension benefit obligations into a fixed stream of payments to MetLife over the duration of the contract as opposed to a lump sum at inception in typical pension risk transfer transactions.
	Benefit Funding Solutions	Specialized life insurance products and funding agreements designed specifically to provide solutions for funding postretirement benefits and company-, bank- or trust-owned life insurance used to finance nonqualified benefit programs for executives.
	Funded Reinsurance Solutions	Funded reinsurance is a risk mitigation tool for insurance companies that write pension risk transfer business primarily in the U.K. It provides a single-premium reinsurance solution that transfers both the longevity risk and investment risk associated with U.K. bulk pensions.
	Indexed-Linked Annuities	Assumed indexed-linked annuities which allow the contractholder to participate in returns from equity indices.
Capital Markets Investment Products		• Funding agreement-backed notes are offered in medium term note programs, under which funding agreements are issued to special-purpose trusts that issue marketable notes in U.S. dollars or foreign currencies. The proceeds of these note issuances are used to acquire funding agreements with matching interest and maturity payment terms from certain subsidiaries of MetLife, Inc. The notes are underwritten and marketed by major investment banks' broker-dealer operations and are sold to institutional investors.

• Funding agreement-backed commercial paper is issued by a special-purpose limited liability company which deposits the proceeds under a master funding agreement issued to it by Metropolitan Life Insurance Company ("MLIC") or Metropolitan Tower Life Insurance Company ("MTL"). The commercial paper is issued in U.S. dollars or foreign currencies, receives the same short-term credit rating as MLIC or MTL, as applicable, and is marketed by major investment banks' broker-dealer operations.

• Funding agreements are issued by certain of our insurance subsidiaries to the Federal Home Loan Bank of New York ("FHLBNY") and to a subsidiary of the Federal Agricultural Mortgage Corporation. |

Asia

Our Asia operations are geographically diverse encompassing both developed and emerging markets. We operate in nine jurisdictions throughout Asia, with our largest operation in Japan. We market our products and services through a range of proprietary and third-party distribution channels.

In Japan, our face-to-face channels, including both career and general agency, continue to be critical to our overall distribution strategy, catering to various needs of individual retail customers. Outside of Japan, our distribution strategies vary by market and leverage a combination of career and general agencies and bancassurance. In select markets, we also use independent brokers for retail sales and our employee sales force to sell group products.

Major Products

Life Insurance	Whole and term life, endowments, universal and variable life, as well as group life products.
Accident & Health Insurance	Full range of accident & health products, including hospitalization, cancer, critical illness, disability, income protection and personal accident coverage.
Retirement and Savings	Fixed and variable annuities, as well as regular savings products.

Latin America

Our largest operations in Latin America are in Mexico and Chile. We market our products and services through a multi-channel distribution strategy which varies by geographic region and stage of market development.

We have an exclusive and captive agency distribution network which sells a variety of individual life, accident & health, and pension products. Our direct marketing channel includes sponsors and digital sales, offering mainly accident & health and individual life products directly to consumers. We also work with brokers and independent agents on sales of group and individual life, accident & health, group medical, dental and pension products, and worksite marketing. We also offer to government employees life and medical insurance, as well as retirement and savings, and other products.

Major Products

Life Insurance	Whole and term life, endowments, universal and variable life, as well as group life products.
Retirement and Savings	Fixed annuities and pension products. Fixed income annuities provide for asset distribution needs. Our savings-oriented pension products are primarily offered in Chile.
Accident & Health Insurance	Group and individual major medical, accidental, and supplemental health products, including AD&D, hospital indemnity, medical reimbursement, and medical coverage for serious medical conditions, as well as dental products.
Credit Insurance	Policies designed to fulfill certain loan obligations in the event of the policyholder's death.

EMEA

We operate across EMEA in both developed (Western Europe) and emerging (Central and Eastern Europe, Middle East and Africa) markets. Our largest operations are in the Gulf region, the U.K., Turkey and France. In more mature markets, we focus our strategy on our preferred market segments to play a "niche" role. We also have a strong market presence in emerging markets, leveraging a multi-channel distribution strategy.

Our businesses in EMEA use captive and independent agency, independent brokerage, bancassurance, corporate solutions and direct-to-consumer distribution channels.

Major Products

Life Insurance	Traditional and non-traditional life insurance products, such as whole and term life, endowments and variable life products, as well as group term life programs in most markets.
Retirement and Savings	Fixed annuities and pension products, including group pension programs in select markets.
Accident & Health Insurance	Individual and group personal accident and supplemental health products, including AD&D, hospital indemnity, scheduled medical reimbursement plans, and coverage for serious medical conditions. In addition, we provide individual and group major medical coverage in select markets.
Credit Insurance	Policies designed to fulfill certain loan obligations in the event of the policyholder's death.

MetLife Investment Management

MIM provides asset management and advisory services to institutional investors worldwide in public and private fixed income, real estate, equity, alternatives, multi-asset solutions and insurance solutions. MIM also manages investments for the Company's general account.

On December 30, 2025, MIM completed the acquisition of PineBridge Investments ("PineBridge"), a global asset manager. This acquisition supports MetLife's New Frontier strategy to accelerate growth in asset management by adding significant scale and broadening our global product offerings and distribution reach. See Note 3 of the Notes to the Consolidated Financial Statements for further information on the acquisition of PineBridge.

We distribute our products and services primarily through our proprietary institutional client sales force and institutional client service teams for each major asset strategy.

Products, investment structures and services offered include separately managed accounts, open-ended and close-ended funds, and other commingled investment vehicles, as well as insurance solutions services and asset advisory services. Our institutional clients include insurance companies, pension plans (including corporate and public plans and those under the Taft-Hartley Act) and defined contribution plans, intermediaries (including sub-advisory relationships), sovereign wealth funds, health service organizations, endowments, foundations, non-profits, family offices, high net worth clients, fund of funds, funds, retail clients, supranationals and central authorities.

Major Capabilities

Public Fixed Income	Global active asset management services across the diverse public fixed income markets. Strategies available include core based, core insurance, corporate, emerging market debt, global credit, inflation protected securities, index strategies, Japan credit, leveraged finance, long duration & liability driven investment strategies, multi-sector, preferred securities, securitized products, short & intermediate duration, stable value and sustainable & transition finance.
Private Fixed Income	Global private credit solutions across the risk spectrum. Credit profiles available include both investment grade and high yield. Strategies available include corporate private credit, infrastructure debt, private asset based finance, residential whole loans, single family rental financing and sustainable & transition finance.
Real Estate	Broad range of real estate debt and equity investment strategies. Strategies available include agricultural mortgage loans, European value-add opportunistic equity, U.S. core debt & equity, U.S. core plus debt & equity and U.S. value-add opportunistic debt & equity.
Equity	Array of global, regional and country-specific actively managed equity asset management solutions. Strategies available include Asia excluding Japan (all cap & small cap), China, Europe, Europe research enhanced, global emerging market focus, global focus, Hong Kong, index strategies, India, Japan (all cap & small cap), Latin America, Taiwan, U.S. research enhanced core, U.S. research enhanced plus, U.S. research enhanced value, U.S. small cap core, U.S. small cap value and U.S. small-mid cap value.
Alternatives	Global private equity and middle market private debt investment strategies. Capabilities available include private equity solutions across a broad range of geographies and strategies and middle market direct lending including privately-placed senior, unitranche and second lien debt and mezzanine debt.
Multi-Asset Solutions	Public and private multi-asset class dynamic asset management that adjusts allocations to changing market conditions and evolving risk/return considerations. Strategies available include absolute return and relative return and total return.
Insurance Solutions	Comprehensive suite of advisory services to institutional clients enabling them to develop tailored investment strategies to meet their unique investment objectives. Strategies available include asset/liability modeling, customized portfolio solutions, derivative solutions, portfolio optimization, portfolio construction and strategic & tactical asset allocation.

Corporate & Other

Corporate & Other contains various run-off and developing businesses. Also included in Corporate & Other are: the excess capital, as well as certain charges and activities, not allocated to the segments (including external integration and disposition costs, internal resource costs for associates committed to acquisitions and dispositions and enterprise-wide strategic initiatives), interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and income tax audit issues, and the elimination of intersegment amounts (which generally relate to asset management fees and loans bearing interest rates commensurate with related borrowings).

The run-off businesses principally consist of operations relating to products and businesses that we no longer actively market in the U.S. and were reported in the Company's former MetLife Holdings segment. These products include: (i) variable, universal and term life insurance, (ii) whole life insurance, (iii) fixed and variable annuities, as well as the related guarantees, (iv) in-force block of assumed variable annuity guarantees from a third party, and (v) long-term care insurance, which offers protection against the potentially high costs of long-term health care services. See Note 9 of the Notes to the Consolidated Financial Statements for information on reinsurance transactions related to certain of these products.

Policyholder Liabilities

We establish, and carry as liabilities, actuarially determined amounts that are calculated to meet policy obligations when a policy matures or is surrendered, an insured dies or becomes disabled or upon the occurrence of other covered events, or to provide for future annuity payments. Our liabilities for future policy benefits and claims are established based on estimates by actuaries of how much we will need to pay for future benefits and claims. For life insurance and annuity products, we calculate these liabilities based on assumptions and estimates, including estimated premiums to be received over the assumed life of the policy, the timing of the event covered by the insurance policy and the amount of benefits or claims to be paid. We establish liabilities for claims and benefits based on assumptions and estimates of losses and liabilities incurred. Amounts for actuarial liabilities are computed and reported on the consolidated financial statements in conformity with GAAP. For more details on policyholder liabilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates — Future Policy Benefit Liabilities."

MetLife, Inc.'s insurance subsidiaries, including affiliated reinsurers, establish statutory reserves under methods prescribed by the insurance laws of their respective domiciliary jurisdiction. These reserves are reported as liabilities, and we expect them to be sufficient to meet policy and contract obligations, when taken together with expected future premiums and interest at assumed rates. Statutory reserves and actuarial liabilities for future policy benefits reported under GAAP generally differ due to the difference in accounting requirements.

U.S. state insurance laws and regulations require certain MetLife entities to submit an annual opinion and memorandum of a qualified actuary. In this document, the qualified actuary states that the statutory reserves and related actuarial amounts recorded in support of specified policies and contracts, and the assets supporting such statutory reserves and related actuarial amounts, adequately provide for the anticipated cash flow required to meet contractual obligations and related expenses.

Insurance regulators in many of the non-U.S. jurisdictions in which we operate require certain MetLife entities to prepare and submit a sufficiency analysis of the reserves presented in the locally required regulatory financial statements. See "— Regulation — State Insurance Regulation — Reserves and Asset Adequacy Analysis."

Underwriting and Pricing

We use a variety of underwriting and pricing management controls. Our Global Risk Management department develops product pricing standards and provides independent pricing and underwriting oversight for MetLife's insurance businesses. We also regularly conduct experience studies to monitor assumptions against expectations, impose formal new product approval processes, periodically update product profitability studies, and use reinsurance to manage our exposures, as appropriate. See "— Reinsurance Activity."

Underwriting

Our underwriters and actuaries use detailed underwriting policies, guidelines and procedures to assess and quantify insurance risks, and determine the type and the amount of risk we are willing to accept.

Insurance underwriters consider an applicant's medical history and other factors such as financial profile, foreign travel, vocations and alcohol, drug and tobacco use. Group insurance underwriters generally evaluate the risk characteristics of the prospective insured group, but may underwrite members of a group on an individual basis for certain voluntary products and coverages. Our own employees generally perform our underwriting, but intermediaries review certain policies under guidelines established by us. Generally, we are not obligated to accept any risk or group of risks from, or to issue a policy or group of policies to, any employer or intermediary. We review requests for coverage on their merits and issue policies only after we have examined and approved the particular risk or group of risks under our underwriting guidelines.

We continually review our underwriting to maintain high standards of quality and consistency. Our reinsurers generally have the right to audit our underwriting.

We use underwriting policies, guidelines, philosophies, and strategies that we intend to be competitive and suitable for the customer, the agent and us, to facilitate quality sales, and to serve our customers' needs while supporting our financial strength and business objectives. We aim to ensure that underwriting risk levels are appropriately reflected in our product pricing.

We continually review our underwriting policies, guidelines, philosophies, and strategies in light of applicable regulations and to ensure that our policies remain competitive, support our marketing strategies and profitability goals, and otherwise remain appropriate.

Pricing

Product pricing reflects our globally consistent standards. Regional product and finance teams price all of our insurance business with oversight from Global Risk Management. We base our pricing on the expected benefits payout which we calculate through the use of assumptions for mortality, longevity, morbidity, expenses, persistency and investment returns and macroeconomic factors such as inflation. We price investment-oriented products based on factors such as investment returns, expenses, persistency, optionality, and possible variability of results.

Our pricing of certain products may include prospective and retrospective experience rating features. For prospective experience rating, we evaluate past experience to determine future premium rates, and we bear all prior year gains and losses. For retrospective experience rating, we evaluate past experience to determine our cost of providing insurance for the customer in light of any features that allow us to recoup certain losses or distribute certain gains back to the policyholder based on prior years' experience.

We continually review our pricing guidelines in light of applicable regulations and to ensure that our policies remain competitive, support our marketing strategies and profitability goals, and otherwise remain appropriate.

Reinsurance Activity

We enter into reinsurance agreements both as a purchaser of reinsurance for our various insurance products and also as a provider of reinsurance for pension, annuity and insurance products issued by third parties. We purchase reinsurance in order to limit losses, minimize exposure to significant risks, and provide additional capacity for future growth. Our reinsurance covers individual risks, group risks, or defined blocks of business, primarily on a coinsurance, yearly renewable term, excess, or catastrophe excess basis. The extent of our retained risks depends on our risk evaluation, subject, in certain circumstances, to maximum retention limits based on our risk appetite. We also cede first dollar mortality risk under certain contracts. We reinsure both mortality and other risks. We obtain reinsurance for capital requirement purposes and when its expected economic impact makes it appropriate to do so.

We also reinsure for risk and capital management purposes among affiliates, including affiliated U.S. captive reinsurers and affiliated non-U.S. reinsurers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Capital — Affiliated Reinsurance Transactions."

For information regarding reinsurance by segment, our catastrophic coverage, and ceded reinsurance recoverable balances, included in premiums, reinsurance and other receivables on the consolidated balance sheets, see Note 9 of the Notes to the Consolidated Financial Statements.

Regulation

Overview

In the U.S., state regulators primarily regulate our life insurance companies, with additional federal regulation of some of our products and services. The insurance holding company laws of various U.S. jurisdictions apply to MetLife, Inc. and its U.S. insurance subsidiaries. Furthermore, consumer protection laws, big data, artificial intelligence ("AI"), cybersecurity, privacy and data protection, anti-money laundering, securities, commodities, broker-dealer and investment adviser regulations, environmental and unclaimed property laws and regulations, and the Employee Retirement Income Security Act of 1974 ("ERISA") also apply to some of MetLife's operations, products and services.

Outside of the U.S., insurance regulatory authorities in the jurisdictions in which our insurance businesses are located or operate principally regulate those businesses. In addition, securities, pension, and other authorities oversee our investment and pension companies where they operate. Regulators also subject our non-U.S. insurance businesses to current and developing solvency regimes, which impose various capital and other requirements. Additionally, regulators may enhance their capital standards and supervision, and impose additional non-U.S. and global regulatory initiatives.

Set forth below is a summary of the material regulatory frameworks applicable to MetLife, Inc. and its subsidiaries.

U.S. Federal Initiatives

U.S. federal initiatives can affect our business in a variety of ways, including regulation of financial services, securities, derivatives, pensions, health care, money laundering, foreign sanctions and corrupt practices, and taxation.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") increased the federal role in regulating businesses such as ours, including in the following ways:

- The Financial Stability Oversight Council ("FSOC") may designate certain financial companies that pose a threat to U.S. financial stability as non-bank systemically important financial institutions ("non-bank SIFIs") subject to supervision by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York.

- The Federal Insurance Office ("FIO") within the Department of the U.S. Treasury ("U.S. Treasury") may participate in the negotiations of international insurance agreements with foreign regulators for the U.S., collect information about the insurance industry, and recommend prudential standards.

- If an entity such as MetLife, Inc. or another non-insurance financial institution faces insolvency or threat of default significantly impacting U.S. financial stability, the Federal Deposit Insurance Corporation ("FDIC") could liquidate it as a receiver. In that case, the Bankruptcy Code, which ordinarily governs liquidations, would not apply. The FDIC's purpose would be mitigating the systemic risks the institution's failure poses, rather than adhering to traditional bankruptcy objectives, possibly resulting in different creditor treatment. However, state insurance laws would continue to apply to an insurance company resolution.

- Dodd-Frank provisions may also affect the investments and investment activities of MetLife, Inc. and its subsidiaries, including imposing federal regulation of such activities.

In 2023, the FSOC adopted final guidance establishing a new process for designating certain financial companies as non-bank SIFIs. This revised approach evaluates risk factors such as leverage, liquidity risk and maturity mismatch, interconnections, operational risks, complexity, or opacity, inadequate risk management, concentration, and destabilizing activities, regardless of whether those risks arise from activities, firms, or otherwise. Under the guidance, the FSOC is no longer required to conduct a cost-benefit analysis and an assessment of the likelihood of a non-bank financial company's material financial distress before considering the designation of the company. The revised process could have the effect of simplifying and shortening the FSOC's procedures for designating certain financial companies as non-bank SIFIs, thereby subjecting such companies to additional supervision, examination, and regulation. Any such designation would create uncertainties for the non-bank financial company regarding the likelihood, frequency or impact of any formal or informal regulatory or supervisory actions or inquiries; the scope of applicable regulatory or supervisory requirements or restrictions and the related compliance measures and internal controls; and the permissibility of certain activities or transactions. It is difficult to predict the potential impact of these changes.

The Competitive Health Insurance Reform Act amended the McCarran-Ferguson Act, extending U.S. antitrust laws to encompass the "business of health insurance" and broadening U.S. regulatory authority accordingly. Consequently, we anticipate increased regulatory oversight and litigation risk for U.S. products, including dental and vision. See "Risk Factors — Regulatory and Legal Risks — Changes in Laws or Regulation, or in Supervisory and Enforcement Policies, May Reduce Our Profitability, Limit Our Growth, or Otherwise Adversely Affect Us."

Health Care Regulation

Demand for and pricing of products is subject to tax uncertainty. Federal health care statutes and corresponding regulations have increased costs unpredictably for certain products and may have additional adverse effects. They have also harmed our competitive position, as these rules have a disparate impact on our products compared to products offered by our not-for-profit competitors. See "Risk Factors — Regulatory and Legal Risks — Changes in Laws or Regulation, or in Supervisory and Enforcement Policies, May Reduce Our Profitability, Limit Our Growth, or Otherwise Adversely Affect Us."

U.S. Insurance Holding Company Regulation

We are subject to U.S. state insurance holding company laws and regulations that are generally based on the National Association of Insurance Commissioners' ("NAIC") Insurance Holding Company System Regulatory Act and Regulation. These vary by jurisdiction, but generally require a controlled insurance company (an insurer that is a subsidiary of an insurance holding company) to register and file reports with state regulatory authorities about its capital structure, ownership, financial condition, intercompany transactions, and general business operations. Furthermore, state holding company laws require the ultimate controlling person of a U.S. insurer to file an annual enterprise risk report with the lead state of the insurance holding company system. This report identifies risks likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Each of our insurance subsidiaries' domiciliary states has implemented these requirements. The holding company laws also authorize state insurance commissioners to act as global group-wide supervisors for internationally active insurance groups ("IAIGs"). All states have adopted laws and regulations enhancing group-wide supervision.

State Insurance Regulation

Each of MetLife's U.S. insurance subsidiaries is licensed and regulated in its jurisdiction of domicile and/or in each jurisdiction where it conducts insurance business. The extent of insurance regulation in such jurisdictions varies, but most jurisdictions regulate the financial aspects and business conduct of insurers through broad administrative powers, including: (i) licensing companies and agents to transact business; (ii) regulating certain premium rates; (iii) reviewing and approving certain policy forms, including required policyholder disclosures; (iv) establishing statutory capital and reserve requirements and solvency standards; and (v) with respect to jurisdictions of domicile, restricting dividend payments and other transactions between affiliates.

Each of our insurance subsidiaries must file reports, generally including detailed annual financial statements, with insurance regulators in each jurisdiction where it does business. Such authorities will periodically examine their books, records, accounts, and business practices. In 2019, MetLife entered into a consent order with the New York State Department of Financial Services ("NYDFS") relating to unclaimed property following an open market conduct quinquennial exam, under which it paid a fine and customer restitution, and submitted remediation plans for approval. Except for this consent order and other items as described in Note 24 of the Notes to the Consolidated Financial Statements, during the years ended December 31, 2025, 2024 and 2023, MetLife did not receive any material adverse findings resulting from state insurance department examinations of its insurance subsidiaries.

Organizations like the NAIC encourage insurance supervisors to establish Supervisory Colleges to facilitate cooperation among insurance supervisors to enhance their understanding of risk profiles of U.S.-based insurance groups with international operations. MetLife's lead state regulator, the NYDFS, annually chairs Supervisory College meetings that MetLife's key U.S. and non-U.S. regulators attend.

Surplus and Capital

Insurers must maintain their capital and surplus at or above minimum levels set in their respective jurisdictions. Regulators possess discretionary authority to limit or prohibit an insurer's sales to policyholders if the insurer fails to meet these standards or if they find that the further transaction of business would be hazardous to policyholders. For developments that could affect our ratio of free cash flow to adjusted earnings results, and thus our surplus and capital, see "Risk Factors."

Restrictions on Dividends and Certain Transactions

State insurance statutes typically restrict the dividends or other distributions an insurance company subsidiary may pay to its parent company and limit transactions between an insurer and its affiliates. Dividends exceeding prescribed limits and certain transactions above a specified size between an insurer and its affiliates require domiciliary insurance regulator approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — MetLife, Inc. — Liquidity and Capital Sources and Uses — Dividends from Subsidiaries." See also "Dividend Restrictions" in Note 19 of the Notes to the Consolidated Financial Statements for further information regarding such limitations.

Risk-Based Capital

Most of our U.S. insurance subsidiaries are subject to risk-based capital ("RBC") requirements. RBC is calculated annually based on a formula that considers various asset, premium, claim, expense and statutory reserve items, reflecting asset, insurance, interest rate, and market and business risk characteristics. Regulators use this formula as an early warning tool to identify inadequately capitalized insurers. See "Statutory Equity and Income" in Note 19 of the Notes to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Capital — Statutory Capital and Dividends."

We calculate our internally defined "Statement-Based Combined RBC Ratio" by dividing the sum of total adjusted capital for MetLife, Inc.'s principal U.S. insurance subsidiaries, excluding American Life Insurance Company ("American Life"), by the sum of company action level RBC for such subsidiaries, including annual Special Considerations Letters ("SCL"), as discussed below. Our Statement-Based Combined RBC Ratio was in excess of 350% and in excess of 360% at December 31, 2025 and 2024, respectively. By contrast, we calculate an "NAIC-Based Combined RBC Ratio" based on such subsidiaries' statutory-based financial statements and NAIC capital and reserving standards. This NAIC-Based Combined RBC Ratio was in excess of 370% and in excess of 380% at December 31, 2025 and 2024, respectively.

NAIC developments related to the RBC framework are described below.

- RBC Revisions. In 2023, the NAIC increased the RBC factor for structured security residual tranches from 30% to 45%, which became effective for year-end 2024 RBC filings and had an immaterial impact on RBC. The NAIC is currently reviewing the RBC treatment of collateralized loan obligations ("CLOs"). See "— Investments" for additional information.

- Bond Project. The NAIC adopted a new, principles-based definition of a bond that became effective in certain statutory accounting guidance as of January 1, 2025. This resulted in new reporting and disclosure requirements, and led to categorical changes associated with these investments in the regulatory reports. These changes did not have a material impact on RBC.

- RBC Task Force. In early 2025, the NAIC created a new Risk-Based Capital Model Governance (EX) Task Force (the "RBC Task Force"), charged with oversight and governance of the RBC framework and which, in December 2025, adopted guiding principles that address the purpose and use of, and standards for maintaining and updating, RBC. In 2026, the RBC Task Force is also undertaking to identify gaps in the RBC framework that could pose a risk to regulators' assessment of solvency and developing a governance process for adjustments to RBC.

- Interest Maintenance Reserve. In 2023, the NAIC adopted an interim solution with regard to the treatment of an insurer's negative interest maintenance reserve ("IMR") balance, which may occur in a rising interest rate environment and can impact how accurately the insurer's surplus and financial strength are captured in its statutory financial statements due to lower surplus and RBC ratios. The NAIC's interim statutory accounting guidance, which is effective until December 31, 2026, permits an insurer with a company action level RBC ratio greater than 150% (or an authorized control level RBC ratio greater than 300%) to admit negative IMR for an amount up to 10% of its general account capital and surplus, subject to certain restrictions and reporting obligations. These interim changes had an immaterial impact on our RBC. The NAIC is developing a long-term solution for the accounting treatment of negative IMR.

- Group Capital Calculation. The NAIC's group capital calculation ("GCC") tool uses an RBC aggregation methodology for all entities within an insurance holding company system, including non-U.S. entities. The annual GCC filing requirement is now mandated by the majority of states, including New York, our lead state regulator, and most of our U.S. subsidiaries' domiciliary states. We cannot predict what impact this regulatory tool may have on our business.

Investments

State insurance laws and regulations limit how much our U.S. insurance subsidiaries can invest in certain asset categories, such as below investment grade fixed income securities, real estate and REJVs, other equity investments, and derivatives, and require diversification of investment portfolios. Investments exceeding regulatory limitations are not admitted for purposes of measuring surplus. In some instances, laws require us to divest any non-qualifying investments.

The NAIC is focused on enhancing regulatory oversight of insurers' investments in complex assets, such as structured securities. In connection with evaluating the risks of investing in leveraged loans and CLOs, the NAIC Purposes and Procedures Manual provides that the NAIC Structured Securities Group ("SSG") will assign risk weights to CLOs using its own modeling rather than credit ratings. The SSG will model CLO investments and evaluate tranche-level losses across all debt tranches under various collateral stress scenarios to minimize RBC arbitrage. The NAIC's goal is to ensure that the aggregate RBC factor for owning all tranches of a CLO is similar to that required for owning all of the underlying loan collateral. The NAIC is collaborating with interested parties to refine the process for modeling CLO investments.

In addition, many of our non-U.S. insurance subsidiaries and pension companies are subject to other investment laws and regulations.

Reserves and Asset Adequacy Analysis

The NAIC's valuation manual ("VM") contains a principle-based approach to the calculation of life insurance reserves. Principle-based reserving ("PBR"), which is designed to better address reserving for life insurance and annuity products, has been adopted by all states.

In August 2025, the NAIC adopted a PBR framework for non-variable annuities, similar to Section VM-20 for life insurance businesses and Section and VM-21 for variable annuities, located in Section VM-22 of the NAIC Valuation Manual ("VM-22"). The framework for non-variable annuities applies to new issues for valuation dates on or after January 1, 2026 and companies have a three-year optional implementation period before the VM-22 PBR requirements become mandatory to all applicable blocks of business. The ultimate financial impact from PBR on MetLife is uncertain, but could result in less predictable reserve and capital levels for these products.

We use capital markets solutions through captives to fund a portion of our statutory reserve requirements for several products, such as level premium term life products and MLIC's closed block, which are subject to the NAIC's Valuation of Life Insurance Policies Model Regulation (commonly referred to as Regulation XXX), and universal and variable life policies with secondary guarantees subject to NAIC Actuarial Guideline 38 (commonly referred to as Guideline AXXX). NAIC Actuarial Guideline 48 ("AG 48") enhances the statutory financial statement disclosure of an insurer's use of captives and narrows permissible assets backing statutory reserves. The NAIC's Term and Universal Life Insurance Reserve Financing Model Regulation codifies the same substantive requirements as AG 48. States must either adopt the model regulation or use AG 48 to satisfy the NAIC accreditation requirement.

Each year a qualified actuary must submit an opinion stating that the statutory reserves of our U.S. insurance subsidiaries, including affiliated captive reinsurers, make adequate provision, according to accepted actuarial standards of practice, for the anticipated cash flows required by the contractual obligations and related expenses of such subsidiary. We may increase reserves in order to submit this opinion without qualification.

In addition, the NYDFS issues SCLs to New York-licensed insurance companies, including MLIC, that affect year-end asset adequacy testing. An SCL could mandate assumption changes that would require us to increase, or influence our decision to release, certain asset adequacy reserves, which could materially impact our statutory capital and surplus. See "Statutory Equity and Income" in Note 19 of the Notes to the Consolidated Financial Statements.

Many of our non-U.S. insurance operations must also analyze the adequacy of their statutory reserves. In most of those cases, a locally qualified actuary must submit an adequacy analysis, although regulatory and actuarial analytic standards vary widely.

Adjusting Non-Guaranteed Elements of Life Insurance Products

New York's Insurance Regulation 210 sets standards for the determination and any readjustment of non-guaranteed elements ("NGEs") that may vary at the insurer's discretion for life insurance policies and annuity contracts delivered or issued for delivery in New York. NGEs include cost of insurance for universal life insurance policies, as well as interest crediting rates for annuities and universal life insurance policies. The regulation requires insurers to notify policyholders in advance of any change in NGEs that is adverse to policyholders and, with respect to life insurance, to notify the NYDFS prior to any such changes. The regulation generally prohibits insurers from increasing profit margins for in-force policies or adjusting NGEs in order to recoup past losses.

Guaranty Associations

Many jurisdictions require our insurance subsidiaries to participate in guaranty associations that pay insurance benefits owed by insolvent or failed insurers. These associations levy assessments on member insurers based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. We have established liabilities for guaranty fund assessments that we consider adequate.

Certain Non-U.S. Regulations

Regulators supervise our non-U.S. insurance, investment, and pension businesses through periodic examinations of insurance company books and records, financial reporting requirements, market conduct examinations and policy filing requirements. Compliance with regulations adopted by, and responding to inquiries from, non U.S. regulators may require us to invest a significant amount of time and money. Our international investment operations may also be subject to U.S. securities laws and regulations in certain circumstances. The European Insurance and Occupational Pensions Authority along with European legislation, requires European regulators, such as the Central Bank of Ireland, to establish supervisory forums for European Economic Area ("EEA")-based insurance groups with significant European operations, including MetLife. These forums facilitate cooperation and coordination among European supervisors to enhance their understanding of an insurance group's risk profile.

Non-U.S. jurisdictions also restrict the amount of dividends and other distributions from subsidiaries and remittances from branches. For example, a portion of the annual earnings of our Japan operations may be repatriated each year, and may further be distributed to MetLife, Inc. as a dividend. We may determine not to repatriate profits from the Japan operations or to repatriate a reduced amount in order to maintain or improve the solvency of the Japan operations or for other reasons. In addition, the Financial Services Agency in Japan ("FSA") may limit or not permit profit repatriations or other transfers of funds to the U.S. if such transfers would be detrimental to the solvency or financial strength of our Japan operations or for other reasons.

In November 2025, the tax law in Mexico was revised to no longer allow the value-added tax deduction of certain insurance claims-related expenses, including health insurance claims. We expect the value-added tax change to result in a reduction in Latin America's adjusted earnings of approximately $50 million to $60 million in 2026, with little to no impact in 2027 and beyond. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Segment Results and Corporate & Other — Latin America" for information on the current period notable item related to this industry-wide value-added tax matter.

Solvency Regimes

Our EEA insurance business is subject to the Solvency II Directive, governing capital adequacy, risk management and regulatory reporting. Solvency II harmonizes insurance regulation across the European Union ("EU"). Its capital requirements are forward-looking and based on the risk profile of each individual insurance company in order to promote comparability, transparency and competitiveness.

The U.K. implemented new solvency regime rules at the end of 2024. The EU's amendments to Solvency II came into force in January 2025, and EU member states are required to transpose these new rules into their domestic legislation, and to start applying them to insurance firms and groups, by the end of January 2027. The EU is expected to adopt detailed technical standards on some of these new rules in 2026, which would be in force from the January 2027 deadline.

In Latin America, our insurance operations are subject to risk-based solvency regimes broadly aligned with Solvency II principles. These frameworks generally require risk-based capital and reserving, robust governance, periodic stress testing, and risk-and-solvency self-assessments filed with local supervisors. Mexico has implemented such a regime; Chile's enabling legislation remains pending; and Brazil applies a risk-based capital framework complemented by investment criteria and formal enterprise risk management ("ERM") requirements.

Japanese law requires insurers to maintain solvency standards to protect policyholders and to support their own financial strength. Most Japanese life insurers maintain a solvency margin ratio well in excess of the legally mandated minimum. Japan has adopted an economic value-based solvency regime, which will be effective starting with the fiscal year ending March 2026.

In China, our joint venture operates under the China Risk Oriented Solvency System ("C-ROSS"), a risk-based solvency regime with three pillars: quantitative capital, qualitative supervision and governance and market discipline. In 2021, the China Banking and Insurance Regulatory Commission ("CBIRC") issued C-ROSS Phase II rules with a transition period and full implementation by no later than 2026. In 2023, the National Financial Regulatory Administration replaced its predecessor, CBIRC.

Korea's Financial Supervisory Service implemented a new solvency system in 2023. This system reflects the International Association of Insurance Supervisors ("IAIS") global Insurance Capital Standard and incorporates certain product portfolio and other features specific to the Korean market and includes mark-to-market valuation.

IAIS

The IAIS is a voluntary membership association of insurance supervisors and regulators. It is the global standard-setting body responsible for developing and assisting in the implementation of principles, standards and guidance, as well as supporting material, for the supervision of the insurance sector. As a member of the Financial Stability Board ("FSB"), the IAIS helps to manage systemic risk globally. The IAIS's holistic framework assesses and mitigates systemic risk in the global insurance sector. The framework monitors vulnerabilities at jurisdictional and global levels to address any such risk through the application of enhanced supervisory measures based on existing insurance core principles and the common framework for supervision of IAIGs. In 2022, the FSB endorsed this framework and stopped designating global systemically important insurers.

An IAIS proposal becomes effective when it is enacted through legislation or regulation in the applicable jurisdiction. Accordingly, the impact on MetLife, Inc. of the IAIS's global proposals is uncertain.

Cybersecurity, Privacy and Data Protection, and Innovation and Technology Regulation

We are subject to a variety of laws and regulations at the local, state, federal and international levels regarding the handling of personal information, including health-related and customer information and employee data. Various laws in the U.S. and globally require companies such as ours to inform individuals of their privacy rights. Our personal information processing practices further dictate whether, how, and under what circumstances we may transfer, process or receive personal information, the interpretation and scope of which are constantly evolving and vary significantly across jurisdictions. Furthermore, we must comply with laws and regulations governing the security and integrity of our information systems, many of which require comprehensive information security programs, and mandatory notifications to affected individuals and regulators in the event of security breaches and other cybersecurity incidents. Increasing cybersecurity risks and threats from various actors have heightened regulatory focus on cybersecurity practices, and regulatory and legislative activity in the areas of privacy, data protection and cybersecurity continues to increase worldwide. Below, we highlight some of the key data protection and cybersecurity laws and regulations to which we are subject.

Cybersecurity

The NYDFS promulgated the New York Cybersecurity Requirements for Financial Services Companies (the "Regulation") to promote the protection of customer information and information technology. Entities under the NYDFS's jurisdiction, such as our insurance entities licensed in New York, must conduct risk assessments of their information systems and maintain a cybersecurity program designed to protect the confidentiality, integrity and availability of such systems and data. The Regulation mandates, among other things: (i) technical safeguards and controls relating to the governance framework for a cybersecurity program; (ii) risk-based policies, procedures and minimum standards for technology systems for data protection; (iii) minimum standards for cyber breach responses, including notice to the NYDFS of certain material events; (iv) designation of a Chief Information Security Officer ("CISO"); (v) oversight of third-party service providers; and (vi) identification and documentation of material deficiencies, remediation plans and annual certifications of regulatory compliance. Covered entities are also required to submit annual compliance notifications. Covered entities that fail to comply with the Regulation may be subject to NYDFS enforcement actions, the result of which could lead to civil penalties, and other legal and reputational costs.

In 2023, the NYDFS adopted amendments to the Regulation, including: (a) implementing additional governance and oversight measures; (b) expanding the types of cybersecurity events that require timely notification to the NYDFS; (c) mandating notifications to the NYDFS within 24 hours of a cyber-ransom payment; and (d) requiring enhancements to written policies and procedures related to remote access, vulnerability management, data retention and access privileges. The new requirements became effective in 2024 and 2025. We cannot predict what effect the amended Regulation will have on our business or compliance costs.

The NAIC's Insurance Data Security Model Law (the "Cybersecurity Model Law") requires insurers to develop and maintain a risk-based information security program, establish data security standards and notify insurance commissioners of certain cybersecurity events. Certain of our insurance subsidiaries' domiciliary states have adopted the Cybersecurity Model Law, and more may adopt it in the future. Additional compliance efforts may present an increasing demand on our systems and resources, and require significant new and ongoing investments in compliance processes, personnel, and technical infrastructure.

Privacy and Data Protection

In the U.S., we are subject to state laws imposing obligations on the processing and sharing of personal information and providing consumers specific rights over such information. For instance, the California Consumer Privacy Act ("CCPA") requires covered companies to provide disclosures to California consumers about such companies' data collection, use and sharing practices and gives California residents expanded rights with respect to the processing of their personal information. In 2020, the CCPA was amended by the California Privacy Rights Act, imposing additional rights and obligations. Similarly, the California Invasion of Privacy Act prohibits the sharing of certain personal information without a user's consent. While a significant portion of our business is exempted from the CCPA, the Health Insurance Portability and Accountability Act and other state insurance laws to which we are subject grant similar rights to insureds.

Additional states have either proposed or adopted new comprehensive privacy laws, which may apply to certain portions of our business. However, several of these state laws include broad entity-wide exemptions for financial institutions. The NAIC is also developing amendments to update the Privacy of Consumer Financial and Health Information Regulation (Model 672). The proposed amendments to the model law, if accepted and adopted by state legislatures, would expand the definition of nonpublic personal information; add consumer rights to request access, correction and deletion of nonpublic personal information; and add requirements for contracts with third-party service providers.

Outside of the U.S., our subsidiaries are subject to various data protection regimes, including the General Data Protection Regulation (EU) 2016/679 ("GDPR"), which imposes strict requirements for controllers and processors of personal data and on transfers of personal data outside of the EEA to countries which have not been deemed "adequate" by the European Commission.

Following the U.K.'s exit from the EU, data privacy law in the U.K. includes the GDPR as assimilated (formally retained) in U.K. law. The interpretation of the U.K. GDPR may eventually start to differ from the GDPR, and ensuring compliance with each is, and will remain, an ongoing commitment that involves substantial costs. We are also subject to increasingly restrictive laws in other jurisdictions that address and impose strict requirements on cross-border data transfers.

Innovation and Technology

We expect big data and AI technologies to remain important issues for the NAIC and state, federal and international regulators. We cannot predict what, if any, changes to laws or regulations may be enacted with regard to big data or AI technologies in the U.S. or outside of the U.S. For example, the NAIC and state insurance regulators have been focused on addressing unfair discrimination in the use of consumer data and technology, and some states have passed laws targeting unfair discrimination practices with respect to such technologies. Further, the European Union's Artificial Intelligence Act ("EU AI Act") became effective in 2024 with general application beginning in August 2026. Among other things, the EU AI Act prohibits certain "unacceptable" AI practices while seeking to boost innovation and ensure fundamental rights are not infringed by the technology. We continue to monitor the developments of the EU AI Act and other governmental initiatives around the world, particularly in jurisdictions where we operate and we continue to assess the potential impact to our operations and compliance costs.

Standards of Conduct, ERISA, Fiduciary Considerations, and Other Pension and Retirement Regulation

We provide products and services to certain employee benefit plans that are subject to ERISA and/or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"). ERISA and the Code impose restrictions, including fiduciary duties to perform solely in the interests of ERISA plan participants and beneficiaries, and to avoid prohibited non-exempt transactions. The applicable provisions of ERISA and the Code are subject to enforcement by the U.S. Department of Labor (the "DOL"), the Internal Revenue Service ("IRS") and the Pension Benefit Guaranty Corporation.

The prohibited transaction rules of ERISA and the Code generally restrict the provision of investment advice to ERISA plans and participants and to individual retirement accounts (and certain other arrangements) if the investment recommendation results in fees paid to an individual advisor, the firm that employs the advisor or their affiliates that vary according to the investment recommendation chosen, unless an exemption or exception is available. Similarly, without an exemption or exception, fiduciary advisors are prohibited from receiving compensation from third parties in connection with their advice. ERISA also affects certain of our in-force insurance policies and annuity contracts, as well as insurance policies and annuity contracts we may sell in the future.

In 2021, the DOL's final version of the prohibited transaction exemption ("PTE") 2020-02 went into effect, which allows investment advice fiduciaries to receive compensation without violating ERISA, subject to impartial conduct standards and disclosure obligations aligned with Securities and Exchange Commission ("SEC") rules. In the preamble to PTE 2020-02, the DOL also provided its interpretation of the five-part test used to determine whether a person is acting as an ERISA investment advice fiduciary. In April 2024, DOL finalized and published a regulation to change the definition of "fiduciary" for purposes of ERISA and parallel provisions of the Code, when a financial professional, including an insurance producer, provides investment advice, and to amend various existing PTEs that financial professionals rely on when making recommendations. Shortly thereafter, these changes were challenged in court, and two federal district courts entered separate stays of the effective date of the new regulation regarding the definition of "fiduciary" and the amendments to the PTEs, pending further orders of the courts. The DOL has signaled that it intends to revisit and re-evaluate the regulation and PTE amendments. Accordingly, it is unclear when, or whether, the regulation and PTE amendments will take effect or in what form.

Federal and state securities regulators have adopted standards of conduct when recommending securities, including variable insurance products. The SEC's Regulation Best Interest requires broker-dealers to act in the best interest of retail consumers when recommending account types, securities transactions or investment strategies involving securities, including recommendations to individuals receiving recommendations about their retirement accounts. In addition, the Financial Industry Regulatory Authority ("FINRA") rules impose requirements on broker-dealers relating to the sale of variable insurance products.

With regard to insurance products, the NAIC revised its Suitability in Annuity Transactions Model Regulation to add a "best interest" standard for the sale of annuities, which most states have adopted.

State regulators and legislatures have proposed measures that would make broker-dealers, sales agents, and investment advisers and their representatives subject to a fiduciary duty when providing products and services to customers. The North American Securities Administrators Association has adopted revisions to its broker-dealer conduct model rule intended to apply Regulation Best Interest at the state level and prohibiting the use of the terms "advisor" or "adviser" without being registered as an investment adviser. Although Regulation Best Interest does not include a private right of action, some of the state proposals and adopted regulations would allow for a private right of action. As a result of these developments, it is possible that it may become more costly to provide and distribute our products and services, and that we might be subject to additional litigation and regulatory investigations regarding our compliance with those rules.

In 2025, Chile enacted a pension reform bill, which introduced structural changes to the pension system. This includes biannual competitive bidding for up to 10% of certain pension accounts held by pension fund administrators following the implementation phase, expected to commence in 2027, and the creation of a state-backed entity to administer certain new social security components within a mixed pension framework that does not compete with private pension fund managers. We continue to evaluate the potential impact of this reform on our Chilean pension business, which will depend in part on the timing and scope of implementing regulations, expected to be phased in over the coming years.

Management of Climate Risk, and Sustainability

Climate risk has come under increased scrutiny by regulators and the NAIC. In New York, the NYDFS expects both New York domestic insurers, such as MLIC, and foreign authorized insurers, such as our other insurance subsidiaries licensed in New York, to manage material climate risks by taking actions that are proportionate to the nature, scale and complexity of their businesses. However, the NYDFS issued separate guidance for New York domestic insurers, which contains more detailed expectations, such as (i) ensuring the board of directors understands relevant climate risks; (ii) performing regular reviews of the insurer's procedures that are designed to manage climate risks; (iii) using scenario analysis to inform the insurer's business strategies and risk assessment; and (iv) incorporating material climate risks into its financial risk management (e.g., ERM and Own Risk and Solvency Assessment). In addition, New York's regulation governing ERM, which applies to New York domestic and foreign authorized insurers, was amended to require an insurance group's ERM function to address climate change risk.

The NAIC has adopted a standard for insurance companies to report their climate-related risks as part of its annual Climate Risk Disclosure Survey, which applies to insurers that meet the reporting threshold of $100 million in countrywide direct premium and are licensed in one of the participating jurisdictions. The disclosure standard is consistent with the international Task Force on Climate-Related Financial Disclosures' framework for reporting climate-related financial information.

Pursuant to its authority under Dodd-Frank, the FIO is also assessing how the insurance sector may mitigate climate risks and help achieve national climate-related goals. In 2023, the FIO released a report which urges insurance regulators to adopt climate-related risk-monitoring guidance in order to enhance their regulation and supervision of insurers.

In 2023, California adopted laws establishing climate disclosure and climate-related financial risk reporting requirements which apply to companies doing business in California that meet applicable revenue thresholds. Also in 2023, California adopted a law establishing disclosure requirements for entities operating within California that market, sell, purchase, or use voluntary carbon offsets, as well as those that make claims of achieving net zero emissions or carbon neutrality that operate within and make such claims within the state. MetLife is in compliance with applicable carbon offset disclosure requirements.

The EU Corporate Sustainability Reporting Directive ("CSRD") requires in-scope companies to report on (i) how sustainability issues might create financial risks for a company; and (ii) a company's impacts on people and the environment. CSRD applies on a staggered basis to companies, over a multi-year period, with the first reports due in 2025 in respect of the 2024 financial year. MetLife's largest insurance subsidiary in Europe is in scope for this first phase. As part of an overall simplification effort, the EU is currently reviewing the CSRD via an omnibus legislative process. In connection with this review, implementation of certain future reporting waves has been deferred by two years, delaying the application of CSRD to certain smaller MetLife entities.

Additionally, several jurisdictions have adopted the International Sustainability Standards Board's disclosure standards on either a mandatory or voluntary basis, with many more jurisdictions planning to adopt them in the future. Disclosures under these standards will provide investors with information regarding sustainability risks and opportunities. Certain MetLife entities are in the process of preparing such disclosures in Turkey and Australia, while monitoring disclosure standards in other relevant jurisdictions.

Consumer Protection Laws

As part of Dodd-Frank, Congress established the Consumer Financial Protection Bureau ("CFPB") to supervise and regulate institutions that provide certain financial products and services to consumers. Although the consumer financial services subject to the CFPB's jurisdiction generally exclude insurance business of the kind in which we engage, the CFPB does have authority to regulate non-insurance consumer services we provide. Consumer protection laws in non-U.S. jurisdictions may also affect us.

Derivatives Regulation and Clearing of Treasury Securities

Dodd-Frank includes a framework of regulation of the over-the-counter ("OTC") derivatives markets requiring clearing of certain OTC derivative transactions and imposes additional costs, including reporting and margin requirements. Centralized clearing also exposes us to the risk of a default by a clearing member or clearinghouse with respect to our cleared derivative transactions.

Dodd-Frank also expanded the definition of "swap" and mandated the SEC and U.S. Commodity Futures Trading Commission ("CFTC") to study whether "stable value contracts" should be treated as swaps. Pursuant to the definition and the SEC's and CFTC's interpretive regulations, products offered by our insurance subsidiaries, other than stable value contracts, might also be treated as swaps. Special federal banking rules apply to certain derivatives contracts and other agreements with some banking institutions and certain of their affiliates. These rules generally limit or delay the rights of counterparties upon the insolvency of such banking institutions which could increase our counterparty risk.

In 2024, the principal U.S. federal banking regulatory agencies reproposed for public comment regulations to implement certain international "Basel III" capital standards, which could affect capital charges applicable to banks and their affiliates engaged in derivatives activities. This could increase the costs of our risk mitigation using derivatives, as well as impact the availability of derivatives from our counterparties. For example, we may be forced to liquidate certain assets to meet collateral posting requirements, which could adversely affect income earned from investment activities.

In 2023, the SEC adopted rules to require that covered clearing agencies have policies and procedures reasonably designed to require every direct participant of the agency to submit for clearing eligible secondary market transactions in U.S. Treasury securities. The rule effectively requires such participants to clear eligible cash transactions in U.S. Treasury securities beginning on December 31, 2026, and clear eligible repurchase and reverse repurchase transactions in U.S. Treasury securities beginning on June 30, 2027. As a result, certain transactions between such participants and us will be required to be cleared. The rule's potential effect on the U.S. Treasury markets is uncertain.

Securities, Broker-Dealer and Investment Adviser Regulation

U.S. federal and state securities laws and regulations apply to insurance products that meet the definition of a "security," including variable annuity contracts and variable life insurance policies, and certain fixed interest rate or index-linked contracts with features that require them to be registered as securities under the Securities Act of 1933, as amended (the "Securities Act") or exempt from registration ("Variable Products"). Variable Products exempt from registration may still be subject to provisions of the federal securities laws. Federal and state securities laws and regulations generally grant regulatory agencies broad rulemaking and enforcement powers. In some non-U.S. jurisdictions, some of our insurance products are considered "securities" under local law, and we may be subject to local securities regulations and oversight by local securities regulators.

Some of our subsidiaries and their activities in offering and selling Variable Products are subject to extensive regulation under the federal securities laws and regulations administered by the SEC. Some of these subsidiaries issue certain Variable Products with separate accounts that are registered with the SEC as investment companies under the Investment Company Act of 1940, as amended (the "Investment Company Act") or are exempt from registration under the Investment Company Act. Such separate accounts are generally divided into sub-accounts, each of which invests in an underlying mutual fund which is itself a registered investment company under the Investment Company Act.

Three of our U.S. subsidiaries are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are members of, and subject to regulation by, FINRA and state securities regulators. The SEC, CFTC and FINRA periodically propose and adopt rules and regulations that impact broker-dealers and products deemed to be securities. One of our U.S. broker-dealers serves as the principal underwriter and distributor of these Variable Products and other securities offerings. This broker-dealer distributes these products via unaffiliated third-party broker-dealers and financial intermediaries that sell these products to end investors. The other two broker-dealers distribute private funds for MIM.

Some of our U.S. subsidiaries are registered as investment advisers with the SEC under the Investment Advisers Act of 1940, as amended. In addition, we have non-U.S. subsidiaries that are registered or licensed in non-U.S. jurisdictions to conduct our institutional asset management business. Some of these non-U.S. subsidiaries may also file with the SEC as exempt reporting advisors. We may also be subject to similar laws and regulations in non-U.S. jurisdictions with respect to the provision of investment advisory services or the conducting of other activities.

Federal and state securities regulatory authorities, including FINRA make inquiries and conduct examinations regarding compliance by MetLife, Inc. and its subsidiaries with securities and other laws and regulations. We cooperate with such inquiries and examinations and take corrective action when warranted.

Diversity and Corporate Governance

The NAIC and state insurance regulators are evaluating issues related to diversity within the insurance industry. In New York, for example, the NYDFS expects insurers to make diversity of their leadership a business priority and a key element of their corporate governance, and it includes diversity-related questions in its examination process.

Environmental Laws and Regulations

As an owner and operator of real property in many jurisdictions, we are subject to extensive environmental laws and regulations in such jurisdictions, as well as the associated risks of environmental liabilities. In addition, we hold equity interests in companies that could potentially be subject to such liabilities. We routinely have environmental assessments performed with respect to real estate being acquired for investment and real property to be acquired through foreclosure. Based on information currently available to us, we believe that any costs associated with compliance with environmental laws and regulations or any remediation of such properties will not have a material adverse effect on our business, results of operations or financial condition.

Unclaimed Property

We are subject to the laws and regulations of states and other jurisdictions concerning identification, reporting and escheatment of unclaimed or abandoned funds, and are subject to audit and examination for compliance with these requirements. See "— State Insurance Regulation," which references a consent order. See also Note 24 of the Notes to the Consolidated Financial Statements.

Brighthouse Separation Tax Treatment

Prior to the spin-off distribution of Brighthouse Financial, Inc. (together with its subsidiaries, "Brighthouse") common stock in 2017, we received a private letter ruling from the IRS regarding certain significant issues under the Code, as well as an opinion from tax counsel that the distribution qualified for non-recognition of gain or loss to us and our stockholders pursuant to Sections 355 and 361 of the Code, except to the extent of cash received in lieu of fractional shares, each subject to the accuracy of and compliance with certain representations, assumptions and covenants therein.

Notwithstanding the receipt of the private letter ruling and the tax opinion, the IRS could determine that the distribution should be treated as a taxable transaction, for example, if it determines that any of the representations, assumptions or covenants on which the private letter ruling is based are untrue or have been violated. Similarly, the IRS could determine that our disposal of the fair value option ("FVO") of Brighthouse Financial, Inc.'s common stock in the debt-for-equity exchange should be treated as a taxable transaction to MetLife, Inc. Furthermore, as part of the IRS's policy, the IRS did not determine whether the distribution or the debt-for-equity exchange satisfies certain conditions that are necessary to qualify for non-recognition treatment. Rather, the private letter ruling is based on representations by us and Brighthouse that these conditions have been satisfied. The tax opinion addressed the satisfaction of these conditions. The tax opinion is not binding on the IRS or the courts, and the IRS or a court may take a contrary position. In addition, the tax counsel relied on certain representations and covenants delivered by us and Brighthouse.

If the IRS ultimately determines that the distribution is taxable, the distribution could be treated as a taxable dividend or capital gain to MetLife stockholders who received shares of Brighthouse Financial, Inc. common stock in the distribution for U.S. federal income tax purposes, and such stockholders could incur significant U.S. federal income tax liabilities if the 2017 tax year is still open with respect to such stockholders under the applicable statute of limitation. In addition, if the IRS ultimately determines that the distribution is taxable, we and Brighthouse could incur significant U.S. federal income tax liabilities, and either we or Brighthouse could have an indemnification obligation to the other, depending on the circumstances.

Even if the spin-off distribution otherwise qualifies for non-recognition of gain or loss under Section 355 of the Code, it may be taxable to us, but not our stockholders, under Section 355(e) of the Code if 50% or more (by vote or value) of our common stock or Brighthouse Financial, Inc.'s common stock is acquired as part of a plan or series of related transactions that include the distribution.

Cross-Border Trade and Investments

The U.S., the EU and the U.K. maintain and enforce a variety of economic sanctions against designated countries and their nationals around the world, which can result in disruptions in cross-border activity. In recent years, the U.S., EU and the UK have increased the creation and use of sanctions in response to certain geo-political activity, including the expansion of sanctions on Russia as a result of the war in Ukraine. The U.S. implementation of global, reciprocal and sectoral tariffs and the associated retaliatory impacts may impact U.S. and global economic growth, increase inflation, disrupt global supply chains and increase volatility in financial markets, including currency and interest rate markets.

The Organisation for Economic Co-operation and Development has proposed policies aiming to modernize global tax systems, including a global 15% minimum effective tax rate ("Pillar Two") for multinational companies, including MetLife. A number of countries have either enacted Pillar Two rules or are evaluating whether to enact such rules. As most of our operations are in jurisdictions with a tax rate above 15%, we do not currently expect these rules to have a material impact on us.

Competition

The life insurance and institutional asset management industries are highly competitive. We believe we are well positioned to succeed in any environment, given our trusted global brand, diversified and resilient business, as well as our position as a leader in attractive markets.

In the life insurance industry, we face competition based on factors such as service, product features, scale, price, financial strength, claims-paying ratings, credit ratings, e-business capabilities, name recognition, sustainability-related expectations, technology, changes in regulation and taxes and other factors. We compete globally with a large number of insurance companies and non-insurance financial services companies such as banks, broker-dealers and asset managers.

We compete for individual consumers, employer and other group customers, as well as agents and other distributors of insurance and investment products. Some of our competitors offer a broader array of products, have more competitive pricing or, with respect to other insurance companies, have higher claims paying ability ratings. Larger companies have the ability to invest in brand equity, product development, technology optimization, risk management, and innovation, which are among the fundamentals for sustained profitable growth in the life insurance industry. Larger companies also tend to have the capacity to invest in AI, analytics, distribution, and information technology to drive growth and efficiency, and have the ability to leverage the capabilities of new digital entrants. In addition, insurers are looking at embedded insurance opportunities to capitalize on trends driving the democratization of financial services and the growth of digital ecosystems, thereby expanding the addressable market.

In the U.S. and Japan, we compete with a large number of domestic and foreign-owned life insurance companies, many of which offer products in categories on which we focus. Elsewhere, we compete with the foreign insurance operations of large U.S. insurers and with global insurance groups and local companies. Because we and others underwrite many group insurance products annually, our group purchasers may be able to obtain more favorable terms from competitors rather than renewing coverage with us.

Insurers are focused on their core businesses, specifically in markets where they can achieve scale. Cost reduction efforts are a priority for industry players, with benefits resulting in price adjustments to favor customers and reinvestment capacity. They are increasingly seeking alternative sources of revenue focusing on monetization of assets, and fee-based services. They are also looking for opportunities to offer comprehensive solutions which include value-added services along with traditional products.

Financial market volatility, changing interest rates and uncertain economic conditions will impact insurers' capital positions, which may strain the competitive environment and lead to industry consolidation. We believe adaptability to these market changes, as well as financial strength, technological efficiency and organizational agility, will most significantly differentiate competitors in the life insurance industry.

The institutional asset management industry is also subject to considerable competition. We compete with numerous well-established traditional asset managers, specialized boutique investment firms, and other diversified financial institutions, primarily on the basis of risk-adjusted investment performance, price, commission structure, the level of fees charged, the quality of investment advice, our ability to develop new investment strategies and products, institutional client relationships, service, breadth of product offerings and talent. We seek to differentiate ourselves by combining global scale with investment expertise across traditional and alternative asset classes.

The Company distributes many of its products through a variety of third-party distribution channels, including banks, broker-dealers and asset managers due to the lower cost structure. We believe potential distribution partners carefully consider the financial strength of the company whose products they sell. Bank, broker-dealer and asset manager consolidation could increase competition for access to distributors.

We face intense competition for employees in all of our businesses. We must attract and retain highly skilled people with knowledge of our businesses and industry experience to support our businesses. See "— Human Capital Resources." We continue to seek to grow our career agency forces and institutional asset management teams in selected global markets and enhance the efficiency and production of our sales representatives and asset managers. These initiatives may not succeed in attracting and retaining such talent. See "— Segments and Corporate & Other" for information on sales distribution.

Numerous aspects of our business are heavily regulated. Legislative and other changes affecting the regulatory environment can affect our competitive position within the life insurance industry and the broader financial services industry. See "— Regulation."

Human Capital Resources

At December 31, 2025, we had approximately 46,000 employees.

As a financial services company, meeting our business objectives requires that we rely significantly on our global workforce, leveraging a wide variety of professional, technical, management, business, and other skills and expertise, to create value for our stakeholders. Our priorities include a purpose driven and inclusive culture, talent and skill development, benefits and wellbeing, compensation, and attracting and retaining talent to support organizational readiness and business needs.

- **Purpose-driven and inclusive culture:** We cultivate a purpose driven and inclusive culture that serves as a driving force for meeting our business objectives. Global forums bring executives and senior leaders together to align on strategy, build capabilities, and provide feedback on operations, culture, and the future. Our monthly Chief Executive Officer-led "Let's Talk Live!" town halls share key information and give employees the opportunity to engage directly with leadership. Our global community of employee-driven networks, MOMENTUM, is focused on actively engaging our employees in community outreach and learning and career development opportunities. We listen through MyVoice, our annual employee survey, that informs action-oriented solutions, and encourage openness through Speak Up, an online tool, and the Ethics & Fraud Hotline that allows employees to report concerns without fear of retaliation. Additionally, the MetLife Foundation supports volunteerism and community initiatives, reinforcing our commitment to purpose and impact beyond the workplace.

- **Talent and skills development:** Through our Growing@MetLife campaign, employees access a robust suite of learning and development resources designed to build business-critical skills and support career aspirations. Our digitally enabled MyLearning platform offers personalized recommendations with AI-driven "focus skills" helping employees target their development needs. Additional programs and boot camps provide advanced training in areas such as financial and business acumen, while mandatory training ensures compliance with Company policies and supports key priorities. Our global talent marketplace, MyPath, matches employees with experiential and cross-functional learning opportunities based on their skills and ambitions. Coaching@MetLife certifies internal coaches globally and offers on-demand sessions. We support leadership development through the Leading the Future program, which includes a speaker series, on-demand training, peer networks and workshops, and the Leader Expectations Tool, which provides feedback on leadership behaviors to help leaders build effective teams, drive engagement, and develop talent.

- **Benefits and well-being:** MetLife offers extensive benefits and resources to help employees prioritize their health and well-being. Our global BeWell initiative demonstrates our commitment to holistic well-being by connecting employees to health and wellness resources, individual support and leader tools. MetLife tailors Company-paid and/ or Company-subsidized benefits, including healthcare, dental insurance, disability, life insurance and retirement benefits, to meet the needs of each market and offers competitive paid time off in all markets.

- **Compensation:** We have a pay-for-performance philosophy that directly links an employee's compensation to their performance and to MetLife's performance. We also provide market-aligned compensation opportunities to attract, motivate, engage and retain talent.

- **Attracting and retaining talent:** We provide a talent relationship management platform to facilitate discovery of career opportunities for current and prospective employees. We strategically source talent at all levels and provide employees with access to tools, resources and forums that enable career development. We support retention of our employees through recognition programs, health and wellness initiatives, and our total compensation and benefit programs.

Information About Our Executive Officers

Set forth below is information regarding the executive officers of MetLife, Inc. MLIC and MetLife Group, Inc. are affiliates of MetLife, Inc.:

Name	Age	Position with MetLife and Business Experience
Michel A. Khalaf	62	• President, Chief Executive Officer and Director of MetLife, Inc. (May 2019 – present)
		• President, U.S. Business, of MetLife, Inc. (July 2017 – April 2019)
John D. McCallion	52	• Executive Vice President and Chief Financial Officer of MetLife, Inc. and Head of MetLife Investment Management (September 2023 – present)
		• Executive Vice President and Chief Financial Officer of MetLife, Inc. (November 2019 – August 2023)
		• Executive Vice President and Chief Financial Officer and Treasurer of MetLife, Inc. (July 2019 – November 2019)
		• Executive Vice President and Chief Financial Officer of MetLife, Inc. (August 2018 – July 2019)
		• Executive Vice President and Chief Financial Officer and Treasurer of MetLife, Inc. (May 2018 – August 2018)
		• Executive Vice President and Treasurer of MetLife, Inc. (July 2016 – April 2018)
Marlene Debel	59	• Executive Vice President and Chief Risk Officer of MetLife, Inc. and Head of MetLife Insurance Investments (September 2023 – present)
		• Executive Vice President and Chief Risk Officer of MetLife, Inc. (May 2019 – August 2023)
		• Executive Vice President and Head of Retirement & Income Solutions of MetLife, Inc. (March 2018 – May 2019)
		• Executive Vice President and Chief Financial Officer, U.S. Business, of MetLife, Inc. (July 2016 – March 2018)
Bill Pappas	56	• Executive Vice President, Global Technology and Operations, of MetLife, Inc. (November 2019 – present)
		• Head of Global Operations, Bank of America, a financial services company (February 2016 – November 2019)
Ramy Tadros	50	• Regional President, U.S. Business, of MetLife, Inc. and Head of MetLife Holdings (September 2023 – present)
		• President, U.S. Business, of MetLife, Inc. (May 2019 – August 2023)
		• Executive Vice President and Chief Risk Officer of MetLife, Inc. (September 2017 – April 2019)
Shurawl Sibblies	54	• Executive Vice President and Chief Human Resources Officer of MetLife, Inc. (August 2024 – present)
		• Executive Vice President, Colleague Strategic Partner, American Express Company (January 2020 – June 2024)
Monica M. Curtis	43	• Executive Vice President, Chief Legal Officer, and Head of Government Relations of MetLife, Inc. (January 2025 – present)
		• Executive Vice President and Chief Legal Officer of MetLife, Inc. (June 2023 – December 2024)
		• Senior Vice President and Chief Counsel – Litigation, Special Investigations Unit, and M&A of Metropolitan Life Insurance Company and MetLife Group, Inc. (September 2022 – June 2023)
		• Senior Vice President, Deputy General Counsel – Head of Litigation, Hartford Financial Services Group, Inc. (September 2020 – September 2022)
		• Vice President, Associate General Counsel – Head of Coverage Law, Hartford Financial Services Group, Inc. (December 2018 – September 2020)

Trademarks

We have a worldwide trademark portfolio that we consider important in the marketing of our products and services, including, among others, the trademark "MetLife." We also have trademarks, such as the "PROVIDA" trademark, we have acquired with businesses. We believe that our rights in our trademarks are well protected.

Available Information

MetLife encourages investors and others to frequently visit its website (https://www.metlife.com), including its Investor Relations web pages (https://investor.metlife.com). MetLife announces significant financial and other information to its investors and the public on its Investor Relations web pages in news releases, public conference calls and webcasts, fact sheets, and other documents and media. MetLife, Inc. makes available free of charge on its Investor Relations web pages the reports and other information it files with or furnishes to the SEC as soon as reasonably practicable after they are filed with or furnished to the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments to each of those reports, proxy statements, and other disclosure. The SEC maintains an internet website (https://www.sec.gov) that contains this and other information regarding issuers that file electronically with the SEC, including MetLife, Inc.

The information on MetLife's website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document MetLife submits to the SEC, and any references to MetLife's website are intended to be inactive textual references only.

Item 1A. Risk Factors

Any or each of the events described below may (or may continue to) adversely affect the global economy or global financial markets, or our reputation, regulatory, customer, or other relationships, results of operations, liquidity or cash flows, statutory capital position, ability to meet our obligations, credit and financial strength ratings, financial condition, or the market price of our common stock. The effects may vary depending on timing, product, market, region or segment.

Many of these risks are interrelated and could occur under similar business and economic conditions, and the occurrence of any of them may cause others to emerge or worsen. Such combinations could materially increase the severity of the cumulative or separate impact of these risks.

These risk factors do not describe all potential risks that could affect MetLife. You should carefully consider the risk factors together with other information contained in this Annual Report on Form 10-K, including "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes in "Financial Statements and Supplementary Data," and other reports and materials MetLife submits to the SEC.

Economic Environment and Capital Markets Risks

We May Face Difficult Economic Conditions

Market factors, including interest rates, credit spreads, declining equity or debt markets, derivative prices and availability, real estate conditions, foreign currency exchange rates, consumer and government spending, government default or spending reductions to avoid default, business investment, climate change, public health risks, volatility, disruptions and strength of the capital markets, deflation and inflation, and government actions in response thereto, may inhibit revenue growth, reduce investment opportunities and result in reduced investment returns or losses, derivative losses, reductions in fees generated, changes in insurance liabilities, impairments, increased valuation allowances, increases in reserves, reduced net investment income and changes in unrealized gain or loss positions.

Market conditions resulting in reductions in the value of assets we manage or lower transaction volume may have an adverse effect on the revenues and profitability of our institutional asset management services, which depend on fees related primarily to the value of assets under management ("AUM").

Higher unemployment, changes to inflation, lower family income, lower corporate earnings, greater government regulation, lower business investment, lower consumer spending, elevated incidence of claims, adverse utilization of benefits relative to our best estimate expectations, lapses or surrenders of policies, reduced demand for our products and services, and deferred or canceled payments of insurance premiums may negatively affect our earnings and capitalization.

Interest Rate Risks

Some of our products and investments expose us to interest rate risks, including changes in the difference between short-term and long-term interest rates, which may reduce or eliminate our investment spread and net income.

Interest rate increases may harm our profitability. During periods of rapidly increasing interest rates, we may not be able to replace the investments in our general account with higher yielding investments needed to fund the higher crediting rates required to stay competitive. This could result in a lower spread, lower profitability, decreased sales, and greater loss of existing contracts and related assets. In addition, policy loans, surrenders and withdrawals may increase as policyholders seek investments with higher perceived returns. This may result in cash outflows requiring the sale of investments on less favorable terms, resulting in investment losses and reductions in net income. Reductions in net income may in turn harm our credit instrument covenants and rating agency assessment of our financial condition. Interest rate increases may harm the value of our investment portfolio, for example, by decreasing the estimated fair value of fixed income securities, and may increase our daily settlement payments on interest rate futures and cleared swaps, resulting in increased cash outflows and liquidity needs. Furthermore, if interest rates rise, our unrealized gains on fixed income securities may decrease and our unrealized losses may increase. We would recognize the accumulated change in estimated fair value of these fixed income securities in net income upon a sale, an intent to sell, a determination it is more likely than not we will be required to sell, or if the decline in estimated fair value is due to a credit loss. During inflationary periods with rising interest rates, the value of fixed income investments falls, which could increase realized and unrealized losses, resulting in additional deferred tax assets that may not be realizable. Finally, an increase in interest rates may decrease fee income associated with a decline in the value of variable annuity account balances invested in fixed income funds.

Low interest rates and risk asset returns may reduce income from our investment portfolio, increase our liabilities for claims and future benefits, and increase the cost of risk transfer measures, decreasing our profit margins. During certain market events, such as a global credit crisis, a market downturn, or a period of sustained low market yields, we may incur significant losses due to, among other reasons, losses incurred in our general account and/or the impact of guarantees, including increases in liabilities, capital maintenance obligations and collateral requirements. In addition, during periods of sustained lower interest rates, we may need to reinvest proceeds from certain investments at lower yields, reducing our investment spread. Moreover, borrowers may prepay or redeem the fixed income securities and loans in our investment portfolio with greater frequency. Although we may be able to lower interest crediting rates to help offset decreases in spreads, our ability to lower these rates is limited to our products that have adjustable interest crediting rates, which could be limited by competition or contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our investment spread may decrease or become negative. Reductions in net income from these factors may in turn harm our credit instrument covenants or rating agency assessment of our financial condition.

During periods of declining interest rates, life insurance and annuity products may be more attractive investments to consumers, resulting in increased premium payments on certain products, repayment of policy loans and increased persistency, while our new investments carry lower returns. A market interest rate decline could also reduce our return on investments that do not support particular policy obligations. During periods of sustained lower interest rates, we may need to increase our reserves.

The measures we take to mitigate the risks of investing in a changing interest rate environment, such as mitigating the sensitivity of our fixed income investments relative to our interest rate sensitive liabilities, may not be sufficient. For some of our liability portfolios, we may not be able to invest assets at the full liability duration, thereby creating some asset/liability mismatch. In addition, asymmetrical and non-economic accounting may cause material changes to our net income and stockholders' equity because we record our non-qualified derivatives at fair value through earnings, while certain hedged items may follow an accrual-based accounting model or are recorded at fair value through other comprehensive income.

Credit Spread Risks

Changes in credit spreads may result in market price volatility and cash flow variability. Market price volatility may result in defaults and a lack of pricing transparency, and can make valuations of our securities difficult if trading becomes less frequent, which may require us to add to our reserves. An increase in credit spreads relative to U.S. Treasury benchmarks may increase our borrowing costs and decrease certain product fee income. A sustained decrease in credit spreads could reduce the yield on our future investments. The discount rate used to calculate liabilities for future policy benefits includes a component for market credit spreads that does not necessarily align to our investment spreads. Changes in market credit spreads could result in volatility to liabilities for future policy benefits relative to our asset values.

Equity Market Risks

Downturns, volatility or other negative equity market conditions may harm our savings, asset management, and investment products' and services' revenues and investment returns, where fee income is earned based upon the fair value of our managed assets. Sustained investment underperformance relative to benchmarks or competitors could result in an increase of client withdrawals of assets from investment products. Our variable annuity and life insurance business is highly sensitive to equity markets, and a sustained weakness or stagnation in the equity markets may decrease these products' revenues and earnings. Furthermore, certain of our variable annuity and life products offer guaranteed benefits that increase our potential benefit exposure should equity markets decline or stagnate.

Sustained declines in long-term equity returns or interest rates may harm the funding of our pension plans and other post-retirement benefit obligations. An increase in equity markets could increase settlement payments on equity futures and total rate of return swaps ("TRRs"), which may increase our cash outflows and liquidity needs.

The timing of distributions from and valuations of our investments in leveraged buy-out funds, hedge funds, real estate ventures, real estate funds and other private equity funds depends on the performance of the underlying investments, distribution schedules, and the funds' need for cash, which may differ from performance of public equity markets, which drives performance of our equity hedges. The amount of net investment income from these investments can vary substantially from period to period and significant volatility may harm our returns and net investment income. In addition, downturns or volatility in the equity markets may decrease the estimated fair value of our alternative investments and equity securities.

__Real Estate Risks__

Changes in leasable commercial space supply and demand, lessee behaviors, pandemics and other public health issues, creditworthiness of tenants and partners, capital markets volatility, interest rate fluctuations, commodity prices, farm incomes, housing and commercial property market conditions, and real estate investment supply and demand may adversely impact our investments in commercial, agricultural and residential mortgage loans, and real estate and REJVs. Asset market stress may also adversely affect real estate strategies we manage under client mandates, reducing AUM and related fees.

__Political, Obligor and Counterparty Risks__

Our general account investments in certain countries could be adversely affected by volatility resulting from local economic and political concerns, as well as volatility in specific sectors. Government entities may face budget deficits and other financial difficulties, which may harm the value of securities we hold issued by or under the auspices of such governments. In the U.S., a threat facing the economy is the continued disagreement over the federal debt limit, other budget questions, and potential restrictions on trade with other markets. Failure to resolve these issues in a timely manner could result in a government shutdown, erratic reduction in government spending or a default on government debt, which could result in increased market volatility and reduced economic activity.

The issuers or guarantors of fixed income securities and mortgage loans we own may more frequently default on principal and interest payments they owe us. Additionally, the change in value of underlying collateral within instruments backed by securitized assets may result in a default on principal and interest payments, reducing our cash flows. The occurrence of a major economic downturn, acts of corporate malfeasance, widening credit spreads, or other adverse events may increase the default rate of the fixed income securities and mortgage loans in our investment portfolio.

Many of our transactions with counterparties, including reinsurers, expose us to the risk of counterparty default. Such credit risk may be exacerbated if we cannot realize on the collateral held by us in secured transactions or cannot liquidate such collateral at prices sufficient to recover the full amount of the loan, derivative exposure or reinsurance obligations due to us. Furthermore, potential action by governments and regulatory bodies, or lack of action by governments and central banks, as well as deterioration in the banks' credit standing, could negatively impact these instruments, securities, transactions and investments or limit our ability to trade with them.

Our efforts to manage our total exposure to a single counterparty or limited number of counterparties within or among any of our investment, derivative, treasury, and reinsurance relationships, which we adjust from time to time, may not completely or adequately mitigate counterparty risks.

__Currency Exchange Rate Risks__

Fluctuations in foreign currency exchange rates against the U.S. dollar may adversely affect our non-U.S. dollar denominated investments, investments in non-U.S. subsidiaries, net income from non-U.S. operations and issuance of non-U.S. dollar denominated instruments. Fluctuations in foreign currency exchange rates may also make certain of our products less attractive to customers, which may increase levels of early policy terminations and decrease sales volume and our in-force business. Such negative effects may be exacerbated if international markets experience severe economic or financial disruptions or significant currency devaluations, if a foreign economy is determined to be "highly inflationary," or if a country withdraws from the Eurozone. Fluctuations in foreign currency exchange rates may harm our operations, earnings or investments in the affected countries.

We may be unable to mitigate the risk of such changes in exchange rates due to unhedged positions, asymmetrical and non-economic accounting resulting from derivative gains (losses) on non-qualifying hedges, the failure of hedges to effectively offset the impact of foreign currency exchange rate fluctuation, or other factors. Fluctuations in currency exchange rates may adversely affect the translation of results into our U.S. dollar basis consolidated financial statements.

Derivatives Risks

If our counterparties, clearing brokers or central clearinghouses fail or refuse to honor their obligations under our derivatives agreements, our risks may not be fully hedged. A counterparty, clearing broker, or central clearinghouse may become insolvent or otherwise unable or unwilling to make payments or to return collateral under the terms of derivatives agreements, increasing our costs or resulting in significant losses. If the net estimated fair value of a derivative to which we are a party declines, we may need to pledge additional collateral or make increased payments. Strategies we manage for clients may face similar collateral and margin requirements, which can affect liquidity and performance. In addition, we may face increased costs to the extent we replace counterparties or clearing brokers who suffer financial difficulties. Furthermore, our derivatives valuations may change based on changes to our valuation methodology or errors in such valuation or valuation methodology.

Terrorism and Security Risks

The continued threat of terrorism, ongoing or potential military conflict and other actions, and heightened security measures may cause economic uncertainty and result in loss of life, property damage, additional disruptions to commerce and reduced economic activity. The value of our investment portfolio may be adversely affected by declines in the credit and equity markets and reduced economic activity caused by such threats. Companies in which we maintain investments may suffer losses as a result of financial, commercial or economic disruptions, and such disruptions might affect the ability of those companies to pay interest or principal on their securities or mortgage loans. Terrorist or military actions also could disrupt our operations centers and result in higher than anticipated claims under our insurance policies.

We May Not Meet Our Liquidity Needs, Access Capital, or May Face Significantly Increased Cost of Capital Due to Adverse Capital and Credit Market Conditions

In cases of volatility, disruption, or other conditions in global financial markets, we may have to seek additional financing, the availability and cost of which could be adversely affected by market conditions, regulatory considerations, availability of credit to our industry generally, our credit ratings and credit capacity, reduced business activity, or investment losses, and the perception of our financial prospects. Our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. We may not be able to successfully obtain additional financing we need on favorable terms or at all. We may be required to return significant amounts of cash collateral on short notice under securities lending or derivatives agreements or post collateral or make payments related to specified counterparty agreements.

Our business and financial results may suffer without sufficient liquidity through impaired ability to pay claims, other operating expenses, interest on our debt, dividends on our capital stock, cash or collateral to our subsidiaries, maintain our securities lending, replace certain maturing liabilities, sustain our operations and investments, and repurchase our common stock. Capital and credit market volatility may limit our access to capital we need to operate or grow our business, issue the types of securities we would prefer, timely replace maturing liabilities, or satisfy regulatory requirements, any of which could decrease our profitability and significantly reduce our financial flexibility. Client portfolios of our institutional asset management business may also be impacted by liquidity issues under such conditions.

We May Be Unable to Access Our Credit Facility, Reducing Our Liquidity and Leading to Downgrades in Our Credit and Financial Strength Ratings

We may fail to comply with or fulfill all conditions under the unsecured revolving credit facility (the "Credit Facility") MetLife, Inc. and MetLife Funding, Inc. maintain. Lenders may fail to fund their lending commitments under the Credit Facility due to insolvency, illiquidity or other reasons.

We May Lose Business Due to a Downgrade or a Potential Downgrade in Our Financial Strength or Credit Ratings

Nationally Recognized Statistical Rating Organizations ("NRSROs") and others may, at any time, downgrade our financial strength ratings or credit ratings, lower our ratings outlooks, increase the scope or frequency of their reviews, or increase capital or other requirements to maintain ratings. Such changes could reduce our product sales, reduce cash flows from funding agreements and other capital market products, and force us to change product pricing and increase our financing costs, policy surrenders or withdrawals, collateral requirements, risk of derivative terminations, cost of reinsurance, regulatory scrutiny, or various other factors.

We May Not Find Available, Affordable or Adequate Reinsurance to Protect Us Against Losses

Reinsurers may increase our reinsurance costs, or may decline to offer us reinsurance, due to policy changes related to public health issues, market conditions, or other factors. Our risk of loss may increase if we decrease the amount of our reinsurance. Any of these could harm our ability to write future business or result in the assumption of more risk with respect to the policies we issue.

We remain liable and may incur costs as the direct insurer on all risks we reinsure as a result of a reinsurer's insolvency, inability or unwillingness to make payments, or inability or unwillingness to maintain collateral, which could have a material adverse impact on our business, results of operations or financial condition.

Our Statutory Life Insurance Reserve Financings Costs May Increase, and We May Find Limited Market Capacity for New Financings

If MetLife's ratings decline, market capacity is limited, or on other repricing occasions, our costs to finance statutory life insurance reserves may increase. If regulators disallow certain assets to back statutory reserves, we would not be able to take some or all related statutory reserve credit, which may harm the statutory capitalization of certain of our insurance subsidiaries.

Regulatory and Legal Risks

Changes in Laws or Regulation, or in Supervisory and Enforcement Policies, May Reduce Our Profitability, Limit Our Growth, or Otherwise Adversely Affect Us

Insurance or other regulators may change licensing, permit, or approval requirements, or take other actions harmful to us. They may also take actions that harm our customers and independent sales intermediaries or their operations, which may affect our business relationships with them and their ability to purchase or distribute our products.

Governments may change regulation of financial services, insurance, reinsurance, variable annuities and variable life insurance, securities, derivatives, pension, health care, accounting, cybersecurity, AI, privacy and data protection, asset management, tort reform, taxation, benefit plan investment advice and related fiduciary duties, antitrust as applied to the business of health insurance or otherwise, and other areas. Laws and regulations may also affect customers, sales intermediaries, or others. We or others may fail to comply with these requirements or suffer adverse regulatory examinations or audits. Regulators and courts may also interpret rules differently from the way we have, or change interpretations of laws or rules, and legislators may change statutes. Any of these changes may harm our ability to continue to offer the products we do today or to introduce new products.

We may incur costs to comply with laws and regulations and changes to or interpretations of these laws and regulations may increase our expenses and regulatory capital charges. Our failure to comply with our own policies or with regulatory requirements may harm our reputation or result in sanctions or legal claims.

Laws, regulations or regulatory actions may limit or change the type, amount or structure of compensation or benefits we offer our employees or others, or may limit or ban the use of non-competition agreements, which may harm our ability to compete in recruiting and retaining key personnel. We may also fail to fulfill our fiduciary or other client and benefit-related obligations completely.

Compliance with solvency standards or financial condition regulations may increase our capital and reserve requirements, risk management costs, and reporting costs. See "Business — Regulation — State Insurance Regulation — Surplus and Capital" for a summary of the NAIC's developments related to financial condition regulation. We may be subject to enhanced capital standards, supervision and additional requirements, such as group capital standards or insurer capital standards. MetLife, Inc. could be compelled to undergo FDIC liquidation if it becomes insolvent or is in danger of defaulting on its obligations, potentially imposing greater losses on stockholders and unsecured creditors than under the Bankruptcy Code. This could also apply to financial institutions whose debt we hold and could harm the value of our holdings. We could be assessed charges in connection with a financial company liquidation.

Our ability to react to rapidly changing economic conditions and the dynamic, competitive markets may be impaired if our product designs do not allow frequent and contemporaneous revisions of key pricing elements, or if we are unable to work collaboratively with regulators. Changes in regulatory approval processes, rules and other dynamics in the regulatory process could harm our ability to react to such changing conditions. Rules on defined benefit pension plan funding may reduce the likelihood or delay corporate plan sponsors in terminating their plans or engaging in transactions to partially or fully transfer pension obligations. This could affect the mix of our pension risk transfers and increase non-guaranteed funding products.

Governmental bodies may delay acting on or implementing regulatory or policy changes due to circumstances outside of our control, including, but not limited to, public health issues. Such delays may increase uncertainty, prolong deleterious regulations and policies, delay or prevent beneficial regulatory or policy changes, and create the potential for later, more rapid changes to which we may find it more difficult to adjust.

Our New York insurance regulator's annual SCL for year-end asset adequacy testing may impose unforeseen assumptions or requirements that require us to increase or release reserves, which could affect our statutory capital and surplus.

Governments or Others May Increase our Taxes by Changing or Re-Interpreting Tax Laws, Making Some of Our Products Less Attractive to Consumers

Changes in tax laws or interpretations of such laws could increase our corporate taxes, reduce our earnings, and adjust the value of our deferred tax assets and liabilities. Changes may increase our effective tax rate or have implications that make our products less attractive to consumers. Tax authorities may enact laws, change regulations to increase existing taxes, or add new types of taxes, and authorities who have not imposed taxes in the past may impose taxes.

Customers shifting away from employee benefits, life insurance and annuity contracts, or other tax-preferred products would reduce our income from these products and our asset base, reducing our earnings and potentially affecting the value of our deferred tax assets.

We May Face Increasing Litigation and Regulatory Investigations

Legal or regulatory actions, inquiries or investigations, involving us or our competitors, whether ongoing or yet to come, could harm our reputation, ability to attract or retain customers, clients or employees, and business, financial condition, or results of operations, even if we or our competitors ultimately prevail. Regulators or private parties may bring class actions, individual suits, or investigations seeking large recoveries and alleging wrongs relating to matters such as sales or underwriting practices, claims payments and procedures, failure to adequately or appropriately supervise, inappropriate compensation contrary to licensing requirements, product design, disclosure, administration, cost of insurance charges, premium rate increases, investments, denial or delay of benefits, pandemic- or other public health-related practices, privacy and data protection, or data security incidents, discriminatory or inequitable practices, and breaches of fiduciary or other duties. We may be unable to anticipate the outcome of a litigation or an investigation and the amount or range of loss, including with respect to our reputation, because we do not know how adversaries, fact finders, courts, regulators, or others will evaluate evidence, the law, or accounting principles, and whether they will do so differently than we have.

Our Efforts to Enhance the Sustainability of our Businesses May Not Meet Investors', Regulators' or Customers' Expectations

Some of our stockholders, investors, and customers, or those considering such a relationship with us, evaluate our business or other practices according to a variety of sustainability standards and expectations. Our practices and performance are subject to increasing scrutiny with regard to various aspects of sustainability performance from regulators and other stakeholders.

Our investors or others may evaluate our practices against sustainability criteria that continue to evolve and may be unclear, inconsistent or based on methodologies that are not readily measurable. These standards and expectations may reflect differing or conflicting priorities. Our decisions and priorities must balance multiple objectives simultaneously, and our practices may not change in the manner or time frame some stakeholders expect. As a result, our efforts to operate in alignment with some or all of these expectations may involve trade-offs. Our sustainability aspirations and interim targets rely on assumptions and expectations that involve risks and uncertainties. Further, because of the financed emissions included in our investment portfolio, our ability to achieve these aspirations depends in part on counterparties meeting their own emissions reduction objectives. Standards, data sources, analytical tools and regulatory requirements related to sustainability practices continue to evolve, and the availability, quality, and comparability of data varies across our operations, supply chain, and investment activities. We also rely on data provided by third parties, which may be incomplete, inaccurate, delayed, or unavailable. As techniques, industry standards, and regulatory expectations continue to develop, our assessments, reporting, and targets may change. We may fail to meet our interim targets, and our policies and processes to evaluate and manage sustainability standards in coordination with other business priorities may not prove completely effective or fully satisfy expectations of some stakeholders. For example, some current and potential customers may decline to do business with us based on our sustainability practices and related policies and actions. We may also face adverse regulatory, investor, media, or public scrutiny leading to business, reputational, or legal challenges.

Capital Risks

We May Not be Able to Pay Dividends or Repurchase Our Stock Due to Legal and Regulatory Restrictions or Cash Buffer Needs

Our financial condition, results of operations, cash requirements, future prospects, capital position, liquidity, financial strength and credit ratings, as well as regulatory restrictions on the payment of dividends by MetLife, Inc.'s insurance subsidiaries, general market conditions, the market price of our common stock compared to management's assessment of the stock's underlying value, applicable regulatory approvals, other legal and accounting factors, and any other factors our Board of Directors deems relevant may preclude us from paying dividends on or repurchasing our common stock.

Other factors may affect our ability to pay dividends on or repurchase our common stock. Governments, investors or media may pressure us not to repurchase shares of our common stock or other securities, or prohibit us from doing so. Our use of other means to return excess capital to stockholders may be less tax-efficient than repurchases. We maintain a buffer of cash and other liquid assets, and may increase it. As a result, we may have less capital to devote to other uses, such as innovation, acquisitions, development and return of capital to stockholders. We may also be restricted from repurchasing shares or entering into share repurchase programs at times, such as when we are aware of material non-public information.

If we do not pay dividends on our preferred stock or pay interest on our subordinated debt securities, terms of those instruments may restrict our ability to pay dividends on or repurchase our common stock. Further, terms applicable to our Floating Rate Non-Cumulative Preferred Stock, Series A, and junior subordinated debt securities may prevent us from paying dividends or interest on those instruments. We may not be able to eliminate these restrictions through the repayment, redemption or purchase of subordinated debt or other securities.

Our Subsidiaries May be Unable to Pay Dividends, a Major Component of Holding Company Free Cash Flow

If the cash MetLife, Inc. receives from its subsidiaries through dividends and other payments is insufficient for it to fund its debt service and other holding company obligations, MetLife, Inc. may have to issue debt or equity, or sell assets. MetLife, Inc. may also not meet its free cash flow or stockholder cash distribution goals.

Insurance regulators may restrict dividends or other payments above certain amounts where their approval is required if they determine payments could be adverse to our policyholders or contractholders. Business conditions, rating agency considerations, taxation, dividend and repatriation rules, and monetary transfer and foreign currency exchange rules may limit our insurance subsidiaries' dividends and other payments. We may need to transfer capital among our companies to comply with net worth maintenance or other support agreements, limiting capital available for other purposes.

Investment Risks

We May Face Defaults, Downgrades, Volatility or Other Events That Adversely Affect the Investments We Hold

In case of a major economic downturn, U.S. government default (or threatened default), acts of corporate malfeasance, widening credit risk spreads, ratings downgrades or other events, our estimated fair value of our fixed income securities and loan portfolios and corresponding earnings may decline, and the default rate of our investment portfolio may increase. These changes could harm the issuers or guarantors of securities or the underlying collateral of structured securities that we hold. We may have to hold more capital to support our securities to maintain our RBC levels if securities we hold suffer a ratings downgrade. Our intent to sell, or our assessment of the likelihood that we will be required to sell, fixed income securities may increase our reserve provisions or impairments. Our realized losses or impairments on these securities may harm our net income.

The default rate, loss severity or other performance of our mortgage loan investments may change. Any concentration of our mortgage loans by geography, tenancy or property type may have an adverse effect on our investment portfolio, the prices we can obtain when we sell assets, and our results of operations or financial condition. Legislation or regulations that would allow or require modifications to the terms of, or impact the value of, mortgage loans or other investments could harm our investment portfolio.

Major public health issues have affected and may continue to affect financial markets and our investment portfolio. These may continue to contribute to our risk of investment defaults, downgrades and volatility, asset impairments and lower variable investment income and returns, and may cause or exacerbate any of the investment risks we describe in these risk factors.

Market volatility affects the value of or return on our investments. It may slow or prevent us from reacting to market events as effectively as we otherwise could. When we sell our investment holdings, we may not receive the prices we seek, and may sell at a price lower than our carrying value, due to reduced liquidity during periods of market volatility or disruption, or other reasons. Borrowers may delay or fail to pay principal and interest when due, or may demand loan modifications. Tenants may delay paying rent, or fail to pay it, or demand lease modifications. We may face moratoriums on foreclosures and other enforcement actions, impairments, and loan or lease modifications, due to government action or market conditions. We may also encounter credit spread changes, increasing our borrowing costs and decreasing our product fee income. Issuer or guarantor default rates may increase.

We May Have Difficulty Selling Holdings in Our Investment Portfolio or in Our Securities Lending Program in a Timely Manner to Realize Their Full Value

When we sell holdings in our investment portfolio, we may not receive the price we seek and may sell at a price lower than our carrying value. We may face unfavorable conditions in privately-placed fixed income securities, private structured credit, certain derivative instruments, mortgage loans, policy loans, direct financing and leveraged leases, tax credit and renewable energy partnerships, private equity, real estate and REJVs and funds. Our investments may suffer reduced liquidity during periods of market volatility or disruption or for other reasons. In addition, central banks' efforts to provide market liquidity or otherwise address market conditions may not be successful or sufficient. We may realize losses that harm our financial metrics, which could harm our compliance with our credit requirements and rating agency capital adequacy measures.

We may face similar risks if we are required under our securities lending program to return significant amounts of cash collateral that we have invested. Our securities lending activities and profitability may decrease.

We May Have to Pledge Collateral or Make Payments in Derivatives and Reinsurance Transactions

We may have to pledge additional collateral and increase payments we make under our derivatives and reinsurance transactions. Regulators, clearinghouses, counterparties, or clearing brokers may restrict or eliminate eligible collateral, increase our collateral requirements, or charge us to pledge such collateral, which would increase our costs, reduce our investment income, and harm our liquidity.

We May Change Our Securities and Investments Valuation, or Take Allowances and Impairments on Our Investments, or Change Our Methodologies, Estimations, and Assumptions

During periods of market disruption or rapidly changing market conditions, such as significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, or infrequent trading, or when market data is limited, our assets may become less liquid. We may base our asset valuations on less observable and more subjective judgments, assumptions, or methods that may result in estimated fair values that significantly vary by period, and may exceed the investment's sale price. The estimated fair value of our securities may also decrease due to changes in valuation methods and assumptions.

Business Risks

Our Actual Claims or Other Results May Differ From Our Estimates, Assumptions, or Models

If our actual claims experience is less favorable than the underlying underwriting, reserving, and other assumptions we used in establishing claim liabilities, we could be required to reduce value of business acquired ("VOBA"), increase our liabilities, or incur higher costs.

The amounts that we will ultimately pay to settle our liabilities, particularly when those payments may not occur until well into the future, may vary from what we expect. We may change our liability assumptions and increase our liabilities based on actual experience and accounting requirements. Our operating practices and procedures that support our policyholders and contractholder obligation assumptions, such as obtaining, accumulating, and filtering data, and our use of technology, such as database analysis and electronic communications, may affect our reserve estimates. If these practices and procedures do not accurately produce the data to support our assumptions or cause us to change our assumptions, or if enhanced technological tools become available to us, we may change those assumptions and procedures, as well as our reserves. If any of our operating practices and procedures do not accurately produce, or reproduce, data that we use to conduct any or all aspects of our business, such deviations or errors may negatively impact our business, reputation, results of operations, or financial condition. We may change our assumptions, models, or reserves due to changes in longevity. Increases in the prevalence and accuracy of genetic testing, or restrictions on its use, may exacerbate adverse selection risks.

Pandemics and other public health issues have caused and may continue to cause increased claims under many of our policies (for example, life, disability, leave, long-term care, major medical and supplemental health products), raising our resulting costs. Governments or others may fail to produce accurate population and impact data that we use in our estimates, assumptions, models, or reserves, such as death rates, infections, morbidity, hospitalization, or illness. This may cause or exacerbate any of the risks related to our estimates or assumptions. Pandemics and other public health issues may cause related or consequential long-term economic, social, political, policy, regulatory, business, demographic, or other changes to our claims or other areas subject to estimates, assumptions, models, or reserves. We may not accurately predict, prepare, and adjust to these changes.

We May Face a Variety of Political, Legal, Operational, Economic and Other Risks Globally

The global nature of our business operations exposes us to a wide range of political, legal, operational, economic and other risks, including: nationalization or expropriation of assets; imposition of limits on foreign ownership of local companies; restrictions on the ability to access cash on deposit, changes in laws, their application or interpretation; political instability; civil unrest; military conflicts; economic or trade sanctions; sanctions on cross-border exchange listing, investment or other securities transactions; dividend limitations; price controls; regulations related to sustainability matters; currency exchange controls or other transfer or exchange restrictions; difficulty enforcing contracts; regulatory restrictions; and public or political criticism of our business and operations. Some of these actions may affect us more harshly than our peers. Some of our businesses operate in emerging markets, where many of these risks are heightened.

We face other risks that may affect our global operations and investments, including those related to the imposition of tariffs or other barriers to international trade, changes to international trade agreements, uncertainties in intergovernmental organizations, pension system reforms, labor problems with workers' associations or trade unions, and reliance on interconnected information systems and the security, integrity, availability and proper operation of such systems.

Expanding our operations to new businesses or jurisdictions may require considerable management time and expenses before significant, if any, revenues and earnings are generated, which may reduce management and financial resources available for other uses. Our operations in new or existing markets may be unprofitable or achieve low margins.

We May Face Competition for Business

Competitive pressures, based on a number of factors including service, product features, scale, price, commission structure, financial strength, investment performance, the level of fees charged, our ability to develop new investment strategies and products, institutional client relationships, talent, claims-paying ratings, credit ratings, e-business capabilities, name recognition, sustainability-related expectations, technology, AI, adaptation in light of pandemics and other public health issues, changes in regulation and taxes, and other factors, may adversely affect the persistency of our products and our ability to sell products in the future. We may be harmed by competition from other insurance companies, asset managers, and non-insurance financial services companies, which may have a broader array of products, more competitive pricing, higher claims paying ability ratings, greater financial resources with which to compete, or pre-existing customer bases for financial services products. Competition may also result in fee compression or a shift toward lower-fee passive products, which could reduce the profit margins of our institutional asset management business. Additionally, we may lose purchasers of group insurance products that are subject to periodic re-underwriting due to more favorable terms from competitors. Furthermore, the institutional asset management and securities brokerage businesses have relatively low barriers to entry and continually attract new entrants. Our customers and clients may engage other financial service providers, resulting in our loss of business.

An increase in consolidation activity among banks, insurance brokers, broker-dealers, and asset managers may negatively impact the insurance industry's sales. It may increase competition for access to distributors, resulting in greater distribution expenses, and may impair our ability to market insurance products to or expand our current customer base. Consolidation and other industry changes may also increase the likelihood that distributors will renegotiate agreements on terms less favorable to us. In addition, legislative and other changes affecting the regulatory environment for our business may not impact all activities and companies equally, which could adversely affect our competitive position within the insurance industry, institutional asset management industry and the broader financial services industry.

We Face Technological Changes That Present New and Intensified Challenges and May Fail to Foresee or Adapt to These Changes

Our business operations rely on functioning and secure information systems, including those of our vendors and other third parties. Technological changes present us with new or intensified challenges, and if we are unable to foresee or adapt to these changes, our business, results of operations and financial condition may be adversely affected. For example, our assumptions, models and reserves may need to be modified if we are unable to accurately, timely, or completely process, store and retrieve the increased volume and variety of information relating to our businesses, including information related to deaths, that new technological tools for data collection and analysis make available.

Similarly, our distribution channels may become more automated to increase flexibility of access to our services and products. We may incur significant costs to implement and adapt to such changes. If we are unsuccessful, our results of operations, competitive position, reputation and customer and distribution relationships may be harmed. Steps taken to adapt to these changes, such as changes to the method of collection and analysis of data, could also expose us to litigation or other regulatory and legal actions.

Technological changes may affect our business model and how we interact with existing or prospective customers, and evolving consumer preferences may require a redesign of our products and investment composition. For example, changes in emerging technology and increasing consumer preferences for e-commerce may harm the profitability of some businesses. Likewise, the growth and availability of AI technologies, including generative AI, presents significant opportunities but also complex challenges; these include balancing and mitigating potential risks of harm posed by the development or deployment of AI technologies, as well as implementing and maintaining controls reasonably designed to ensure compliance with an increasingly complex AI regulatory landscape, with evolving requirements that may vary across jurisdictions. We may fail to adopt new technologies as effectively or efficiently as others, leading to competitive harm, or we may fail to adjust our investments accordingly or suffer stranded assets. If we are unable to update our business model to match evolving consumer preferences and purchasing behavior, or the evolving technological landscape, our business, results of operations and financial condition may be adversely affected.

New technologies may impact the configuration of our information systems, and how they connect with those of our vendors, service providers and/or partners. Such technological developments may introduce or uncover information security vulnerabilities, which may result in breaches, increased costs associated with maintaining appropriate data privacy, data protection, and cybersecurity measures, enforcement actions against us by regulators or other outcomes that may adversely impact our operations or business. In addition, any such vulnerability that results in a security breach or failure of our information systems, or those of third parties on which we rely, may result in litigation, regulatory action, negative impacts to our business operations, and reputational harm.

We May Face Catastrophes That Affect Liabilities for Policyholder Claims and Reinsurance Availability

Catastrophic events could increase claims, impair assets in or otherwise harm our investment portfolio, and could harm our reinsurers' financial condition, increasing reinsurance defaults. Catastrophic events may also reduce economic activity in affected areas, which could harm our existing business or prospects for new business, or the value of our investments. The severity of claims from catastrophic events may be higher if those who are insured by us are geographically concentrated.

Pandemics and other public health issues or other events, and governmental, business, and consumer reactions to them, may affect economic conditions and may cause a large number of illnesses or deaths. Hurricanes, windstorms, earthquakes, hail, tornadoes, explosions, severe winter weather, fires, floods and mudslides, blackouts and man-made events such as riot, insurrection, terrorist attacks or acts of war may also cause catastrophic losses and increased claims. Any such catastrophes may also result in changes in consumer or business confidence, behavior and investment and business activity, changes to interest rates and other market risk factors, and governmental or other restrictions on economic activity for prolonged periods.

Consistent with industry practice and accounting standards, we establish liabilities for claims arising from a catastrophe only after assessing the probable losses arising from the event. The liabilities we have established may not be adequate to cover our actual claim liabilities. Our efforts to manage risks may be impeded by restrictions on our ability to withdraw from catastrophe-prone areas or on the availability of reinsurance in such markets. We may be unable to obtain catastrophe reinsurance at rates we find acceptable, or at all. We may also be called upon to make contributions to guaranty associations or similar organizations as a result of catastrophes.

We May Face Direct or Indirect Effects of Climate Change or Responses to It

Climate change may increase the frequency and severity of short-, medium-, or long-term weather-related disasters, public health incidents, wildfires, rising sea levels and pandemics, and their effects may increase over time. Changes in policy, regulation, technology or market behaviors in response to climate change may harm the value of investments we hold or harm our counterparties, including reinsurers, or increase our compliance costs. Our regulators may also increasingly focus their examinations on our management of climate-related risks.

We May Need to Fund Deficiencies in Our Closed Block, and May Not Re-Allocate Closed Block Assets

The closed block assets established in connection with the MLIC demutualization, their cash flows, and the revenue from the closed block policies may not be sufficient to provide for the policies' guaranteed benefits. If they are not, we must fund the shortfall. We may choose, for competitive or other reasons, to support policyholder dividend payments with our general account funds. Such actions may reduce funds otherwise available for other uses. The assets of the closed block can never revert to the benefit of MLIC's non-closed block policyholders or us, as sole stockholder of MLIC.

We May Be Required to Recognize an Impairment of Our Goodwill or Other Long-Lived Assets or to Establish a Valuation Allowance Against Our Deferred Income Tax Assets

We may reduce our estimated fair value of business units, impairing our goodwill and charging net income, if prolonged market declines or other factors negatively impact the performance of our businesses.

We may write down long-lived assets if we conclude we will be unable to recover their carrying amount.

We may charge net income because we determine that it is more likely than not that we will not realize a deferred income tax asset based on the performance of the business and its ability to generate future taxable income. In addition, we may need to adjust the value of deferred tax assets and liabilities if tax rates change.

We May Be Required to Impair VODA, VOBA or VOCRA

Adverse changes to investment returns, mortality, morbidity, persistency, interest crediting rates, dividends paid to policyholders, expenses to administer the business, significant or sustained equity market declines, significant changes to bond spreads, and certain other economic variables, such as inflation, could cause an impairment of the value of distribution agreements acquired ("VODA"), VOBA or the value of customer relationships acquired ("VOCRA"). We may accelerate amortization or impair these assets in the period these occur.

We May Face Volatility, Higher Risk Management Costs, and Increased Counterparty Risk Due to Guarantees Within Certain of Our Products

Our liabilities for guaranteed benefits, including no-lapse guarantee benefits, guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits, guaranteed minimum income benefits, and certain minimum crediting rate features could increase if equity or fixed income funds decline or become more volatile, or interest rates decrease.

Our derivatives and other risk management strategies to hedge our economic exposure to these liabilities may harm our results. Our use of reinsurance, derivatives, or other risk management techniques may not sufficiently offset the costs of guarantees or protect us against losses from changes in policyholder behavior, mortality, or market events.

Policyholders may also change their behavior in unexpected ways. For example, policyholders seeking liquidity due to economic uncertainty or challenges may withdraw or surrender their policies, change their premium payment practices, exercise product options, or take other actions at times and for amounts different from those we expect.

Operational Risks

Our Risk Management Policies and Procedures, or Our Models, May Leave Us Exposed to Unidentified or Unanticipated Risk

Our ERM and business continuity policies and procedures may not be sufficiently comprehensive and may not identify or adequately protect us from every risk to which we are exposed.

Pandemics and other public health issues, and authorities' and people's reactions thereto may strain our risk management, and our business continuity plans, introduce or increase our operational and cybersecurity risks, and otherwise impair our ability to manage our business. They may increase the frequency and sophistication of attempts at unauthorized access to our technology systems, or those of third parties on which we rely. They may hinder our efforts to prevent money-laundering or other fraud, whether due to limited abilities to "know our customers," strains on our programs to avoid and deter foreign corrupt practices, or otherwise, and may increase both our compliance costs and our risk of violations.

The assumptions, projections and data on which our risk management models are based may be inaccurate, and our models may not be suitable for their purpose, be misused, not operate properly, and contain errors. Our decisions and model adjustments, including determination of reserves, are based on such model output and reports and may be flawed. We may fail to identify or remediate model errors adequately. Our models may not fully predict future exposures or correctly reflect past experience.

Our evaluation of markets, clients, catastrophe occurrence or other matters may not always be accurate, complete, up-to-date or properly evaluated. We may not effectively identify and monitor all risks or appropriately limit our exposures and our associates, vendors or non-employee sales agents may not follow our risk management policies and procedures. Past or future misconduct by our associates, vendors or non-employee sales agents could result in investigations, violations of law, regulatory sanctions, and litigation. We may have to implement more extensive or different risk management policies and procedures due to legal and regulatory requirements.

Our Policies and Procedures May Be Insufficient to Protect Us From Operational Risks

We may make errors in any of the large number of transactions we process through our complex administrative, information and investment systems. Our controls and procedures to prevent such errors may not be effective. Our controls and procedures to comply with and enforce contractual obligations may not always be effective. Mistakes can subject us to claims from our customers, regulatory fines, or the obligation to reimburse clients for investment losses.

If we are unable to obtain necessary and accurate information from our customers or their employees, we may be unable to provide or verify coverage and pay claims, or we may pay claims without sufficient documentation.

The controls of our vendors on whom we rely may not meet our standards or be adequate. Our vendors could fail to perform their services accurately, consistently with applicable law or timely. Our exchange of information with vendors may be imperfect, or our vendors may suffer financial or reputational distress. Each of these may cause errors, misconduct, or discontinuation of services.

We may fail to escheat property timely and completely. As a result, we may incur charges, reserve strengthening, and expenses, regulatory examinations, or penalties. Our practices and procedures may, at times, limit our efforts to contact all our customers, which may result in delayed, untimely, or missed customer payments.

Our associates, vendors, non-employee sales agents, customers, or others may commit fraud against us. Our policies and procedures may be ineffective in preventing, detecting or mitigating fraud and other illegal or improper acts.

We may fail to attract, motivate and retain employees, develop talent, and plan for management succession. Additionally, attrition and the loss of key personnel could cause a lapse in implementation of policies and procedures, adversely affect investment performance, and impair our ability to remain competitive.

Notwithstanding our compliance with regulatory and accounting requirements in relation to internal controls and our conclusion that internal control over financial reporting is effective as of the date reported, the Company's internal controls have in the past proved, and there is a risk that they may in the future prove, to be deficient or ineffective.

We May Fail to Protect the Confidentiality, Integrity or Availability of Our Systems or Data, Including As a Result of a Failure in Our Cybersecurity or Other Information Security Systems or Our Disaster Recovery Plans or Those of Our Vendors

Our business is highly dependent upon the effective operation of our information systems, and those of our service providers, vendors, and other third parties. Our business relies on the proper functioning of these systems, including processing claims, transactions and applications, providing information to customers and distributors, performing actuarial analyses, retaining customer and business records and other core business functions. A failure to protect the confidentiality, integrity or availability of such systems, use by our employees or agents of unauthorized tools, software or other technology to communicate with customers or business counterparties or a failure to maintain the security of our internal or external vendors' systems, or the confidential information stored thereon, may adversely affect our ability to conduct business, result in regulatory enforcement action and litigation, and harm our results of operations, financial condition and reputation.

We, our employees, and our vendors, like other commercial entities, continue to be targeted by or subject to malicious actors attempting to install computer viruses or other malicious code, to gain unauthorized or fraudulent access, or to carry out ransomware or cyber-attacks, as well as human errors and other breaches or incidents affecting our cybersecurity and information security systems. Globally, the frequency, severity and sophistication of cybersecurity incidents have increased, and these trends are likely to continue. While we have implemented what we believe to be reasonable and appropriate cybersecurity and data protection measures across business lines and at the enterprise level (and we contractually require our critical vendors to implement similar measures), including a formal risk-based information security program, our efforts to minimize the risk of cybersecurity incidents and protect our information technology may be insufficient to prevent material break-ins, attacks, fraud, security breaches or other unauthorized access to our and our vendors' systems, including as a result of software code that contains vulnerabilities, which may increase the potential of cyber-attacks or unauthorized access. We may not detect such incidents in a timely manner.

If we or our vendors fail to prevent, detect, address and mitigate such incidents, we may suffer significant financial and reputational harm. The personnel and financial resources we commit to maintaining and upgrading our information systems may not be sufficient to address all potential issues. For instance, costs associated with the use of legacy systems or efforts to address system degradation, including the development or onboarding of new systems, may increase over time, which may adversely affect our business results and operations. Moreover, we may be unable to attract or retain personnel with the appropriate skillset to maintain such legacy systems, and/or third-party providers may decrease or sunset support for legacy applications, which may affect our ability to identify, prevent, patch or otherwise respond to vulnerabilities associated with such systems or applications. There is no assurance that our security measures or those of our vendors, including information security policies, administrative, technical and physical controls and other actions designed as preventative, will provide fully effective protection from such events.

In addition, we routinely transmit, receive and store personal, confidential and proprietary information by electronic means, including customers' confidential health-related information. Although we attempt to keep such information confidential and secure, we may be unable to do so in all events, and we or our vendors may also fail to maintain adequate internal controls or comply with relevant policies and procedures designed to ensure the privacy and integrity of sensitive data. Such failure may result in our or our vendors' intentional or unintentional disclosure or misuse of such personal, confidential or proprietary information, as well as others' misappropriation of such information, which could damage our reputation, reduce demand for our products and services and subject us to significant legal and regulatory liability and expenses, which would harm our business, results of operations and financial condition.

We, our vendors, our reinsurers, and our customers may suffer disasters such as a natural catastrophe, epidemic, pandemic, industrial accident, blackout, telecommunications or other infrastructure failure, computer virus, terrorist attack, ransomware or cyber-attack, or war, and our or their disaster recovery systems may be insufficient to safeguard our ability to conduct normal business operations, obtain reinsurance and maintain our critical business or information technology systems in such circumstances, particularly if such disasters affect computer-based data processing, transmission, storage and retrieval systems and/or destroy or otherwise adversely impact the confidentiality, integrity or availability of valuable data or the financial wherewithal of reinsurers or vendors. Our ability to conduct business effectively and maintain the security, integrity, confidentiality, availability or privacy of sensitive data could be severely compromised if, as a result of such disaster, key personnel are unavailable, or our vendors' ability to provide goods and services and our associates' ability to perform their job responsibilities are impaired. We may not carry business interruption insurance sufficient to protect us from all losses that may result from such interruptions, and any insurance for liability, operational and other risks may become less readily available or more expensive in the future.

We may not be able to reliably access all the documents and records in the information storage systems we use, whether electronic or physical. We may fail to obtain or maintain all the records we need to administer and establish appropriate reserves for benefits and claims accurately and timely. If a data breach exposes any of our sensitive financial information, then customers, investors, or regulators may develop an inaccurate perception of our financial condition or results of operations. We could be compelled to publicly disclose information prematurely in order to dispel such inaccurate perceptions, or in order to fulfill our disclosure obligations, even if we do not believe the information is yet completely reliable or confirmed per our usual internal controls and disclosure controls. This may result in harm to our reputation.

Regulators' or others' scrutiny of cybersecurity, including new laws or regulations, could increase our compliance costs and operational burdens, especially as regulatory and legislative focus on cybersecurity matters intensifies, which could lead to more enforcement actions of such laws or regulations. See "Business — Regulation — Cybersecurity, Privacy and Data Protection, and Innovation and Technology Regulation" for additional information. Regulators, customers, or others may act against us for any cybersecurity failures. We also have an increasing challenge of attracting and retaining highly qualified personnel to assist us in combating these security threats. Our continuous technological evaluations and enhancements, including changes designed to update our protective measures, may increase our risk of a breach or gap in our security. We may incur higher costs to comply with laws on, or regulators' scrutiny of, our use, collection, management, or transfer of data and other privacy practices. We are continuously evaluating and enhancing our cybersecurity and information security systems and creating new systems and processes. However, there can be no assurance that these measures will be effective in preventing or limiting the impact of future cybersecurity incidents.

We May Face Changes in Accounting Standards

Authorities may change accounting standards that apply to us, and we may adopt changes earlier than required. Changes in accounting rules applicable to our business may have an adverse impact on our results of operations and financial condition. For a discussion of the impact of U.S. GAAP accounting pronouncements issued but not yet implemented, see Note 1 of the Notes to the Consolidated Financial Statements.

Our Associates May Take Excessive Risks

Our associates, including executives and others who manage sales, investments, products, wholesaling, underwriting, and others, may take excessive risks. Our compensation programs and practices, and our other controls, may not effectively deter excessive risk-taking or misconduct.

We May Have Difficulty in or Complications from Marketing and Distributing Our Products

Our product distributors may suspend, alter, reduce or terminate their distribution relationships with us if we change our strategy, if our business performance declines, as a result of rating agency actions or concerns about market-related risks, or for regulatory or other reasons. Our distributors may merge, change their business models in ways that affect us, or terminate their distribution contracts with us, and new distribution channels could emerge, harming our distribution efforts. Distributors may try to renegotiate the terms of any existing selling agreements to less favorable terms for us due to consolidation or other industry changes or for other reasons. Disruption or changes to our relationships with our distributors could harm our ability to market our products.

Our employees or unaffiliated firms or agents may distribute our products in an inappropriate manner, or our customers may not understand them or whether they are suitable.

We May Change Our Pension and Other Postretirement Benefit Plans Assumptions

We may change our discount rate, rate of return on plan assets, mortality rate, compensation level or medical trends assumptions, harming our benefit plan estimates.

We May be Unable to Protect Our Intellectual Property and May Face Infringement Claims

We may be unable to prevent third parties from infringing on or misappropriating our intellectual property. We may incur litigation costs to enforce and protect it or to determine its scope or validity, and we may not be successful.

In addition, we may be subject to claims by third parties for infringement of intellectual property, breach of license usage rights, or misappropriation of trade secrets. We may incur significant expenses for any such claims. If we are found to have infringed or misappropriated a third-party intellectual property right, we may be enjoined from providing certain products or services to our customers or from utilizing and benefiting from certain intellectual property. Alternatively, we could be required to execute costly licensing arrangements with third parties or implement a costly alternative.

Risks Related to Acquisitions, Dispositions or Other Structural Changes

We May Face Difficulties, Unforeseen Liabilities, Asset Impairments or Rating Actions from Business Acquisitions or Integrating and Managing Growth of Such Businesses, Dispositions of Businesses, or Legal Entity Reorganizations

Acquisitions and dispositions of businesses, joint ventures, and other structural changes expose us to a number of risks arising from, among other factors, economic, operational, strategic, financial, tax, legal, regulatory, information security and compliance. As a result, there can be no assurance that any acquisition, disposition or reorganization will be completed as contemplated, or at all. We may not realize the anticipated economic, strategic or other benefits of any transaction. Effecting these transactions may result in unforeseen expenditures and liabilities or a performance different than we expected. The areas where we face risks include, among others, rights to indemnification for losses, regulatory, liquidity and capital requirements, loss of customers, distributors, vendors and key personnel, diversion of management time and resources to acquisition integration challenges, including integration of information technologies, or growth strategies from maximizing business value, and inability to realize anticipated efficiencies. Our success in conducting business through joint ventures will depend on our ability to manage a variety of issues, including: (i) our exposure to additional operational, financial, legal, regulatory, tax or compliance risks as a result of entry into certain joint ventures; (ii) our dependence on a joint venture counterparty given limits on our ownership levels and/or certain distribution requirements, including for resources, such as capital and product distribution; and (iii) the risk of our counterparties' failure to cooperate or meet their obligations, or their election to alter, modify or terminate a relationship. These factors may reduce our control over financial returns from, or the value of, a joint venture.

Reorganizing or consolidating the legal entities through which we conduct business may raise similar risks. Our success in realizing the benefits from legal entity reorganizations will also depend on our management of various issues, including regulatory approvals, modification of our operations and changes to our investment portfolios or derivatives hedging activities.

Any of these risks, if realized, could prevent us from achieving the benefits we expect from such transactions.

We May Face Risks Related to Our Separation from Brighthouse

We may not realize any or all of the expected tax or other benefits of the Brighthouse separation. Brighthouse may not succeed as a standalone entity or may enter into a transaction, including a sale, which could adversely affect separation-related arrangements or expose us to litigation, financial or regulatory risks.

Governance Risks

MetLife, Inc.'s Board of Directors May Influence the Outcome of Stockholder Votes on Matters Due to the MetLife Policyholder Trust

Our Board of Directors may be able to influence stockholder votes by virtue of the MetLife Policyholder Trust and the number of shares of MetLife, Inc. common stock held in it. Trust beneficiary vote instructions are likely to have disproportionate weight on votes concerning certain fundamental corporate actions because the trustee will vote all the shares of common stock held by the trust in proportion to those instructions actually received.

We may incur regulatory, mailing, or other costs related to the termination of the trust, distribution of the common stock held in the trust to beneficiaries and the resulting increase in the number of stockholders with full voting rights. This increase may affect the outcome of matters brought to a stockholder vote and other aspects of our corporate governance.

State or Federal Laws, or MetLife, Inc.'s Certificate of Incorporation and By-Laws, May Delay, Deter or Prevent Takeovers and Business Combinations

State laws, federal laws and MetLife, Inc.'s certificate of incorporation and by-laws may delay, deter or prevent a takeover attempt that stockholders might consider favorable. These provisions may adversely affect the price of MetLife, Inc.'s common stock if they discourage takeover attempts.

Stockholders' changes to MetLife, Inc.'s corporate governance may make it more difficult for the Board of Directors to protect stockholders' interests.

Item 1B. Unresolved Staff Comments

MetLife has no unresolved comments from the SEC staff regarding its periodic or current reports under the Exchange Act.

Item 1C. Cybersecurity

Cybersecurity Management & Strategy

We manage information security risk through, and as part of, MetLife's Information Security Program (the "Program"), instituted to maintain controls for the systems, applications, and databases of the Company and of its third-party service providers. The primary goal of the Program is to protect the confidentiality, integrity and availability of data MetLife owns or possesses, as well as its technology assets, through physical, technical, and administrative safeguards. This includes controls and procedures across business units and at the enterprise level for monitoring, detecting, reporting, containing, managing, and remediating cyber threats. The Program aims to prevent data exfiltration, manipulation, and destruction, as well as system and transactional disruption. The Program's threat-centric and risk-based approach for securing the MetLife environment takes into consideration applicable guidelines from the cybersecurity framework developed by the U.S. Government's National Institute of Standards and Technology along with the sensitivity of the systems and the potential severity of the associated risks to MetLife and its relevant lines of business, and is managed by MetLife's CISO, collaborating with lines of business and corporate functions. Our Board of Directors oversees the Program.

The key features of the Program include:

- A cybersecurity incident response team under the CISO's direction, which is responsible for monitoring and responding to threats, vulnerabilities, and incidents.

- An incident response plan that is managed by the CISO and the Chief Privacy Officer and tested through cross-functional annual exercises in various geographical regions of the Company, many of which include participation from senior executives and the Board of Directors.

- Information security policies and procedures that are reviewed at least annually and updated to reflect applicable changes in law, technology, practice and emerging threats.

- Regular network and application testing and surveillance.

- Periodic review of threats, vulnerabilities and other cybersecurity risks, internal and external.

- Risk mitigation strategies, including annual internal and third-party risk assessments, as well as cybersecurity and privacy liability insurance intended to defray costs associated with an information security breach.

- Vendor management procedures designed to identify and address potential risks associated with the use of third-party service providers.

- Employee training programs on information security, data security, and cybersecurity practices and protection of data against cyber threats, at least annually.

- A cross-functional approach to addressing cybersecurity risk, with participation from Global Technology & Operations, Risk, Compliance, Legal, Privacy and Internal Audit functions.

We exercise risk-based due diligence in selecting our third-party service providers, including, as appropriate, review of vendor applications, general IT controls and the IT facilities used to service MetLife's business. Based on the assessment of risk, certain third-party service providers must periodically update relevant assessment documentation and be reevaluated by MetLife relative to their internal controls. Vendors deemed critical and high risk are continuously monitored by various industry solutions and services designed to identify cybersecurity risks.

We also work with third parties, such as independent assessors (for example, for industry maturity assessments, penetration testing, application security reviews, and independent audits), external legal counsel and other consultants as part of the design and implementation of the Program. The Program is periodically evaluated by external experts, and the results of those reviews are reported to the Board of Directors.

During the period covered by this report, we have not identified risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect MetLife, including its business strategy, results of operations or financial condition. For further discussion of MetLife's risks related to cybersecurity, see "Risk Factors — Operational Risks — We May Fail to Protect the Confidentiality, Integrity or Availability of Our Systems or Data, Including As a Result of a Failure in Our Cybersecurity or Other Information Security Systems or Our Disaster Recovery Plans or Those of Our Vendors."

Cybersecurity Governance

The CISO is a senior-level executive responsible for establishing and executing the Company's information security strategy. Management provides regular reports to the CISO detailing on-going cybersecurity risk management. The CISO and the head of Global Technology & Operations present updates to the Audit Committee quarterly and, as necessary, to the full Board of Directors. These regular reports include updates on our performance preparing for, preventing, detecting, responding to and recovering from cybersecurity incidents. The Audit Committee also reviews with management, as necessary, but at least annually, the adequacy and effectiveness of the Company's policies and internal controls regarding information security and cybersecurity. Additionally, the CISO periodically and on an event-driven basis informs and updates the Board of Directors about information security incidents and the related risks posed to the Company.

The Program is subject to MetLife's risk management framework and operates under the "Three Lines of Defense" model MetLife uses. The CISO regularly reports about information security risk to the Enterprise Risk Committee ("ERC"), including the Chief Risk Officer ("CRO"), and other members of the senior management team. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management."

The CISO, who oversees an organization that supports the day-to-day operation of the Program, is qualified in the areas of data protection and cybersecurity and has more than 30 years of experience leading information and physical security operations, with the emphasis on threat and vulnerability management, malware protection and cyber forensics. Prior to joining MetLife in 2024, the CISO was a chief security officer and a cybersecurity leader at other financial institutions, where he oversaw global cybersecurity programs for physical security, executive protection, risk management, critical incident response and management, disaster preparedness, third-party risk, insider threat, and security background investigations. He holds multiple patents for systems and methods related to information security risk assessment, including three information security patents from his prior employment with another large U.S. financial institution.

Item 2. Properties

Not applicable.

Item 3. Legal Proceedings

See Note 24 of the Notes to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Issuer Common Equity

MetLife, Inc.'s common stock, par value $0.01 per share, began trading on the New York Stock Exchange under the symbol "MET" on April 5, 2000.

At February 12, 2026, there were 69,355 stockholders of record of our common stock.

See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information about our equity compensation plans.

Issuer Purchases of Equity Securities

Purchases of MetLife, Inc. common stock made by or on behalf of MetLife, Inc. or its affiliates during the quarter ended December 31, 2025 are set forth below:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (2)
October 1 - October 31, 2025	1,845,671	$81.27	1,845,671	$2,352,468,033
November 1 - November 30, 2025	3,598,160	$77.81	3,598,160	$2,072,488,851
December 1 - December 31, 2025	—	—	—	$2,072,488,851
Total	5,443,831		5,443,831	

_____

(1) During the periods presented, separate account index funds did not purchase any MetLife, Inc. common stock on the open market in non-discretionary transactions.

(2) In April 2025, MetLife, Inc. announced that its Board of Directors authorized an additional $3.0 billion of common stock repurchases. At December 31, 2025, MetLife, Inc. had $2.1 billion of common stock repurchases remaining under its authorization. Neither the authorization remaining, nor the amount repurchased, reflect the applicable excise tax payable in connection with such repurchases. For more information on common stock repurchases, including excise tax payable in connection therewith, see Note 19 of the Notes to the Consolidated Financial Statements. See also "Risk Factors — Capital Risks — We May Not be Able to Pay Dividends or Repurchase Our Stock Due to Legal and Regulatory Restrictions or Cash Buffer Needs."

Common Stock Performance Graph

The graph and table below compare the total return on our common shares with the total return on the Standard & Poor's Global Ratings ("S&P") 500, S&P 500 Insurance, S&P 500 Financials and S&P 500 Life & Health Insurance indices, respectively, for the five-year period ended on December 31, 2025. The graph and table show the total return on a hypothetical $100 investment in our common shares and in each index, respectively, on December 31, 2020, including the reinvestment of all dividends. The graph and table below shall not be deemed to be "soliciting material" or to be "filed," or to be incorporated by reference in future filings with the SEC, or to be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.



CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 31, 2020
with dividends reinvested

	As of December 31,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
MetLife, Inc. common stock	$ 100.00	$ 137.43	$ 163.86	$ 154.85	$ 197.71	$ 196.13
S&P 500	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
S&P 500 Insurance	$ 100.00	$ 132.12	$ 145.50	$ 158.97	$ 201.61	$ 209.85
S&P 500 Financials	$ 100.00	$ 135.04	$ 120.81	$ 135.49	$ 176.89	$ 203.47
S&P 500 Life & Health Insurance	$ 100.00	$ 136.68	$ 150.82	$ 157.83	$ 189.87	$ 201.00

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements and Other Financial Information

For purposes of this discussion, "MetLife," the "Company," "we," "our" and "us" refer to MetLife, Inc., a Delaware corporation incorporated in 1999, its subsidiaries and affiliates. This discussion should be read in conjunction with "Note Regarding Forward-Looking Statements," "Risk Factors," "Quantitative and Qualitative Disclosures About Market Risk" and the Company's consolidated financial statements included elsewhere herein.

This Management's Discussion and Analysis of Financial Condition and Results of Operations may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See "Note Regarding Forward-Looking Statements" for cautionary language regarding forward-looking statements.

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes references to our performance measures, adjusted earnings and adjusted earnings available to common shareholders, that are not based on GAAP. See "— Non-GAAP and Other Financial Disclosures" for definitions and a discussion of these and other financial measures, and "— Results of Operations" and "— Investments" for reconciliations of historical non-GAAP financial measures to the most directly comparable GAAP measures.

Business Overview

MetLife is one of the world's leading financial services companies, providing insurance, annuities, employee benefits and asset management. In the fourth quarter of 2025, MetLife completed the Strategic Reorganization. As a result, MetLife is organized into the following six segments: Group Benefits; RIS; Asia; Latin America; EMEA; and MIM. In addition, the Company continues to report certain of its results of operations in Corporate & Other. See "Business — Segments and Corporate & Other" and Note 2 of the Notes to the Consolidated Financial Statements for further information on the Company's segments and Corporate & Other.

Consolidated Company Outlook

Our outlook reflects continued uncertainty around inflation and unemployment in 2026. We expect the U.S. dollar to remain relatively stable in 2026 compared to 2025.

Based on the forward yield curve as of December 31, 2025, we expect long-term interest rates to moderately rise in 2026 with the yield curve steepening, as short-term interest rates decline. We believe that our investment portfolio is highly diversified and positioned to perform well in a variety of economic scenarios. See "— Industry Trends — Impact of Market Interest Rates" for discussion of the mitigating actions the Company has taken to reduce interest rate sensitivity, as market interest rates are a key driver of our results.

As of December 31, 2025, we had $3.6 billion of cash and liquid assets at the holding companies which is within our $3.0 billion to $4.0 billion holding company cash target. In 2026, we expect to maintain this holding company cash target. We also returned a total of approximately $4.4 billion to shareholders in 2025, and we remain on track to generate approximately $25.0 billion in free cash flow over the five-year period of 2025 to 2029.

Our continued capital stress testing and longstanding commitment to liquidity position us to withstand a variety of economic conditions. We do not expect any material liquidity deficiencies, and we expect to remain able to comply with the financial covenants of our credit agreements. See "— Liquidity and Capital Resources." We will continue reviewing accounting estimates, asset valuations and various financial scenarios for capital and liquidity implications. See "— Investments — Current Environment" and "Risk Factors" for additional information.

Assuming (i) interest rates follow the observable forward yield curves as of December 31, 2025, including a 10-year U.S. Treasury rate of 4.40% at December 31, 2026, (ii) S&P 500 equity index annual return of 5%, and (iii) private equity annual returns of 9% in 2026 which would contribute to $1.6 billion (pre-tax) of total estimated variable investment income for full year 2026; we expect to maintain the two-year average annual ratio of free cash flow to adjusted earnings, excluding total notable items, at 65% to 75%.

Further, based on the aforementioned assumptions, we are maintaining our near-term annual targets for (i) adjusted return on equity, excluding total notable items, of 15%-17%, and (ii) double-digit adjusted earnings per share growth, excluding total notable items.

Based on our continued focus on expense discipline and our overall efficiency mindset, we are committed to achieving a direct expense ratio target, excluding total notable items related to direct expenses and pension risk transfers, of (i) 12.1% for 2026 and (ii) 11.3% in 2029.

Furthermore, we also remain fully committed to our New Frontier strategy, which was introduced at our December 2024 Investor Day.

Our outlook relies on the accuracy of our assumptions about future economic and business conditions, which can be affected by known and unknown risks, uncertainties and other factors. We continually review our assumptions, implement mitigation plans, and take precautions. We may revise our outlook as we obtain more information regarding economic conditions, regulatory changes, and other events, and the impact of these events on our business operations, investment portfolio, derivatives, financial results and financial condition.

Industry Trends

We continue to be impacted by the changing global financial and economic environment that has been affecting the industry.

Financial and Economic Environment

Our business and results of operations are materially affected by conditions in the global financial markets and the economy generally due to our market presence in numerous countries, our large investment portfolio and the sensitivity of our insurance liabilities and derivatives to changing market factors.

Governments and central banks around the world use fiscal and monetary policies to address uncertain economic conditions. In the U.S., the Federal Open Market Committee took various actions in 2025 to promote employment and combat inflation, including lowering interest rates in the second half of the year and ending the process of quantitative tightening. Future policy adjustments in 2026 could be affected by labor market conditions, inflation, and financial and international developments, as well as other factors. Other central banks have recently diverged on monetary policies, reflecting differing local economic conditions and views on the impact of the foregoing factors. We are closely monitoring these and other political and economic conditions that might contribute to global market volatility and impact our business operations, investment portfolio, value of our AUM, and derivatives, such as global inflation, supply chain disruptions, acts of war, banking sector volatility and employment and work policies of the federal government. We are also monitoring the imposition of tariffs, sanctions or other barriers to international trade, changes to international trade agreements, and their potential impacts on our business, results of operations and financial condition. See "— Impact of Market Interest Rates — Effects of Inflation," and "— Investments — Current Environment."

Impact of Market Interest Rates

Market interest rates are a key driver of our results. Increases and decreases in such rates, as well as extended periods of stagnation, may impact our business and investments in various ways. In our institutional asset management business, interest rate movements, as well as other changes to market factors such as credit spreads and equity prices, can impact the value of the AUM on which fees are earned.

<u>*Effects of Inflation*</u>

Management believes that while inflation has not had a material effect on the Company's consolidated results of operations, except insofar as inflation may affect interest rates, both rising interest rates and inflation will have a neutral to modestly favorable impact on our business. We expect that a lower interest rate environment, however, will have a modestly unfavorable impact on our business. See "— Impact of a Rising Interest Rate Environment," "— Impact of a Sustained Low Interest Rate Environment," and "— Interest Rate Scenarios."

An increase in inflation could affect our business in several ways. In our group life and disability businesses, premiums increase as compensation levels of our customers' employees increase. For example, during inflationary periods with rising interest rates, the value of fixed income investments falls which could increase realized and unrealized losses, resulting in additional deferred tax assets that may not be realizable. Inflation also increases expenses for labor and other costs, potentially putting pressure on profitability if such costs cannot be passed through in our product prices. Prolonged and elevated inflation could adversely affect the financial markets and the economy generally, and dispelling it may require governments to pursue a restrictive fiscal and monetary policy, which could constrain overall economic activity, inhibit revenue growth and reduce the number of attractive investment opportunities.

<u>*Impact of a Sustained Low Interest Rate Environment*</u>

Sustained periods of low U.S. interest rates may cause us to:

- Reduce the difference between interest credited to policyholders and interest earned on supporting assets ("gross margin");

- Reinvest investment proceeds in lower yielding assets and experience higher frequency prepayment or redemption of assets in our portfolio;

- Increase our reserves related to policy liabilities and potentially impair intangible assets;

- Reduce interest expense, change pension and other post-retirement benefit calculations, and change derivative cash flows and market values;

- Change our product offerings, design features, crediting rates and sales mix; and

- Experience changing policyholder behavior, including surrender or withdrawal activity.

For additional discussion on gross margin and interest rate assumptions, as well as the potential impact of low interest rates, see "— Results of Operations — Consolidated Results — Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024 — Actuarial Assumption Review"; "Risk Factors — Economic Environment and Capital Markets Risks — We May Face Difficult Economic Conditions — Interest Rate Risks"; "Risk Factors — Business Risks — We May Be Required to Impair VODA, VOBA, or VOCRA"; "Risk Factors — Business Risks — We May Be Required to Recognize an Impairment of Our Goodwill or Other Long-Lived Assets or to Establish a Valuation Allowance Against Our Deferred Income Tax Assets"; and "Risk Factors — Business Risks — We May Face Volatility, Higher Risk Management Costs, and Increased Counterparty Risk Due to Guarantees Within Certain of Our Products."

Impact of a Rising Interest Rate Environment

Periods of rising U.S. interest rates may cause us to:

- Reinvest investment proceeds in higher yielding assets and experience lower frequency prepayment or redemption of assets in our portfolio;

- Decrease the value of our reserves related to policy liabilities;

- Increase interest expense, change pension and other post-retirement benefit calculations, and change derivative cash flows and market values; and

- Change our product offerings, design features, crediting rates and sales mix.

For additional discussion on the potential impact of rising interest rates, see "Risk Factors — Investment Risks — We May Change Our Securities and Investments Valuation, or Take Allowances and Impairments on Our Investments, or Change Our Methodologies, Estimations, and Assumptions."

Management Actions

To manage the impact of a changing U.S. interest rate environment, we maintain diversification across products, distribution channels, and geographies while proactively evaluating interest rate and product strategies. In addition, we apply disciplined asset/liability management ("ALM") strategies, including the use of derivatives. Our ability to take such actions may be limited by competition, regulatory approval requirements, or minimum crediting rate guarantees and may not match the timing or magnitude of interest rate changes.

In addition to proactive management strategies, businesses within our Latin America, EMEA, Asia (exclusive of our Japan business) and MIM segments help alleviate impacts to our consolidated results given their limited U.S. interest rate sensitivity.

For additional discussion on interest rate risk management and our ability to change interest crediting rates or dividend scales, see "Risk Factors — Economic Environment and Capital Markets Risks — We May Face Difficult Economic Conditions — Interest Rate Risks;" "— Risk Management;" and "Quantitative and Qualitative Disclosures About Market Risk — Management of Market Risk Exposures," as well as Notes 5 and 6 of the Notes to the Consolidated Financial Statements.

Interest Rate Scenarios

To illustrate our sensitivity to U.S. interest rates, we compared the outcome of two hypothetical interest rate environments (the "Declining Interest Rate Scenario" and "Rising Interest Rate Scenario") relative to our baseline economic assumptions (the "Base Scenario") through 2028.

The Declining Interest Rate Scenario assumes U.S. interest rates for all maturities decline immediately on January 1, 2026 by 50 basis points compared to the Base Scenario through 2028. The Rising Interest Rate Scenario assumes U.S. interest rates rise immediately on January 1, 2026 by 50 basis points through 2028. Other than changing U.S. interest rates through 2028, all other economic assumptions are equivalent in the Base Scenario, Declining Interest Rate Scenario and Rising Interest Rate Scenario.

The following table compares the most relevant interest rate assumptions for the dates indicated:

| | Years Ended December 31, | | | | | | | | |
| | 2026 | | | 2027 | | | 2028 | | |
	Base Scenario	Declining Interest Rate Scenario	Rising Interest Rate Scenario	Base Scenario	Declining Interest Rate Scenario	Rising Interest Rate Scenario	Base Scenario	Declining Interest Rate Scenario	Rising Interest Rate Scenario
SOFR	3.11%	2.61%	3.61%	3.19%	2.69%	3.69%	3.31%	2.81%	3.81%
10-year U.S. Treasury	4.40%	3.90%	4.90%	4.63%	4.13%	5.13%	4.84%	4.34%	5.34%
30-year U.S. Treasury	4.93%	4.43%	5.43%	5.03%	4.53%	5.53%	5.12%	4.62%	5.62%

Hypothetical Impact to Net Derivative Gains (Losses), Market Risk Benefit Remeasurement (Gains) Losses and Adjusted Earnings

We estimate a net unfavorable impact to net derivative gains (losses) for 2026 through 2028 for the hypothetical Declining Interest Rate Scenario, including the impacts from ceded reinsurance activity. We hold significant positions in long-duration receive-fixed U.S. interest rate swaps, which are most sensitive to the 10-year and 30-year swap rates, to hedge reinvestment risk. The favorable impact of the hedging activity is more than offset by losses associated with ceded reinsurance activity. We estimate a net favorable impact to net derivative gains (losses) for 2026 through 2028 for the hypothetical Rising Interest Rate Scenario, including the impacts from ceded reinsurance activity.

We estimate a net unfavorable impact to market risk benefit remeasurement (gains) losses for 2026 through 2028 for the hypothetical Declining Interest Rate Scenario. Under the hypothetical Declining Interest Rate Scenario, we expect the market risk benefit ("MRB") reserves to increase due to discounting the future cash flows at a lower rate. We estimate a net favorable impact to market risk benefit remeasurement (gains) losses for 2026 through 2028 for the hypothetical Rising Interest Rate Scenario. Under the hypothetical Rising Interest Rate Scenario, we expect the MRB reserves to decrease due to discounting the future cash flows at a higher rate.

We estimate a net unfavorable impact to consolidated adjusted earnings for 2026 through 2028 for the hypothetical Declining Interest Rate Scenario. The negative impact of reinvesting cash flows in lower yielding assets is partially offset by lowering interest crediting rates and dividend scales on products, and additional derivative income. We estimate a net favorable impact to consolidated adjusted earnings for 2026 through 2028 for the hypothetical Rising Interest Rate Scenario. The positive impact of reinvesting cash flows in higher yielding assets is partially offset by increased interest crediting rates and dividend scales on products and lower derivative income.

The following table summarizes the hypothetical impact on net derivative gains (losses), market risk benefit remeasurement (gains) losses and adjusted earnings for certain of our segments, as well as Corporate & Other, for the Declining Interest Rate Scenario:

	Years Ended December 31,					
	2026		2027		2028	
	(In millions, net of income tax)					
Revenues						
Net derivative gains (losses)	$	(253)	$	(35)	$	(29)
Expenses						
Market risk benefit remeasurement (gains) losses	$	(206)	$	8	$	7
Adjusted earnings						
Group Benefits	$	(7)	$	(19)	$	(23)
RIS		7		(9)		(16)
Asia (Japan only)		(17)		(27)		(34)
Corporate & Other		(21)		(42)		(65)
Total adjusted earnings impact	$	(38)	$	(97)	$	(138)

The following table summarizes the hypothetical impact on net derivative gains (losses), market risk benefit remeasurement (gains) losses and adjusted earnings for certain of our segments, as well as Corporate & Other, for the Rising Interest Rate Scenario:

	Years Ended December 31,					
	2026		2027		2028	
	(In millions, net of income tax)					
Revenues						
Net derivative gains (losses)	$	255	$	57	$	40
Expenses						
Market risk benefit remeasurement (gains) losses	$	181	$	(8)	$	(7)
Adjusted earnings						
Group Benefits	$	8	$	21	$	25
RIS		(3)		15		20
Asia (Japan only)		17		28		35
Corporate & Other		22		44		66
Total adjusted earnings impact	$	44	$	108	$	146

Segments and Corporate & Other

The primary drivers impacting certain of our segments, as well as Corporate & Other, in the hypothetical interest rate scenarios are summarized below. Our Latin America, EMEA, Asia (exclusive of our Japan business) and MIM segments are excluded given their limited U.S. interest rate sensitivity. For additional information regarding account values subject to minimum crediting rate guarantees, the maturity profile of fixed maturity securities available-for-sale ("AFS"), and the yield on invested assets, see "— Investments," and Notes 5 and 11 of the Notes to the Consolidated Financial Statements.

Group Benefits

Declining Interest Rate Scenario. Our group life insurance products are primarily renewable term policies. This provides repricing flexibility to mitigate the negative impact of reinvesting in lower yielding assets.

Our retained asset accounts experience gross margin compression due to minimum crediting rate guarantees. Additionally, we experience gross margin compression from our disability policy claim reserves for which crediting rates cannot be reduced. We use interest rate derivatives to mitigate gross margin compression for both products.

Gross margin compression is limited for our group disability products, which are generally renewable term policies allowing for crediting rate adjustments at renewal based on the retrospective experience rating and the prevailing interest rate assumptions.

Rising Interest Rate Scenario. We reinvest our cash flows from our group insurance products in higher yielding assets, mitigating the impact of (i) higher interest crediting rates, primarily on our retained asset accounts, and (ii) lower income from our derivative positions used to mitigate low interest rate margin compression.

Retirement and Income Solutions

This business contains both short- and long-duration products consisting of capital market products, pension risk transfers, structured settlements, and other benefit funding products.

The two hypothetical interest rate scenarios do not assume any additional ALM actions we may take to preserve margins.

Declining Interest Rate Scenario. A significant portion of short-duration products are managed on a floating rate basis, which mitigates gross margin compression. Our long-duration products have very predictable cash flows and we use both interest rate derivatives and asset/liability duration matching to mitigate gross margin compression. These mitigating strategies partially offset the negative impact of reinvesting in lower yielding assets. Based on our investment portfolios and expected cash flows, only a small portion of invested assets are subject to reinvestment risk through 2028.

Rising Interest Rate Scenario. Our long-duration products, which have very predictable cash flows, benefit from reinvesting in higher yielding assets, which is partially offset by the negative impact of lower income from derivative positions designed to protect against a low interest rate environment. A significant portion of our short-duration products are managed on a floating rate basis. The negative impact of higher crediting rates on these short-duration products is partially offset by higher income from derivative positions designed to protect against a rising interest rate environment.

Asia (Japan Only)

Declining Interest Rate Scenario. Our Japan business offers traditional life insurance and accident & health products, many of which are U.S. dollar denominated. We experience gross margin compression to the extent our investment portfolios are U.S. interest rate sensitive, and we are unable to offset the impact by lowering interest crediting rates. Additionally, we manage interest rate risk on our life products through a combination of product design features and ALM strategies.

Our Japan business also offers U.S. dollar denominated annuities, which are predominantly single premium products with crediting rates set upon issuance. This allows for tightly managing product ALM, cash flows and net spreads, which mitigates interest rate risk.

Rising Interest Rate Scenario. For U.S. dollar denominated products, higher reinvestment rates on cash flows from these products more than offset the negative impacts of (i) higher interest crediting rates on such products, and (ii) lower income from derivative positions designed to protect against a low interest rate environment.

Corporate & Other

Corporate & Other contains the operating and investment surplus portfolios used to fund capital and liquidity needs, certain life, annuity and long-term care products, certain reinsurance agreements, collateral financing arrangements, and our outstanding debt and preferred securities. For purposes of the two hypothetical interest rate scenarios, the impact on pension and postretirement plan expenses is included within Corporate & Other and not allocated across segments.

Declining Interest Rate Scenario. Our interest rate sensitive life products include traditional and universal life products. Since most of our traditional life insurance is participating, we can mitigate gross margin compression by adjusting the applicable dividend scale. For our universal life products, our interest rate risk exposure has been substantially reduced as a result of an external reinsurance transaction that closed in November 2023 and we have minimal exposure from this block.

Our annuity products can experience gross margin compression primarily from deferred annuities with minimum crediting rate guarantees. While most of these contracts are either at or slightly above their minimum crediting rate, we use interest rate derivatives to manage the gross margin compression risk.

Our long-term care business experiences gross margin compression as we cannot reduce interest crediting rates for established claim reserves. Long-term care policies are guaranteed renewable, and rates may be adjusted on a class basis with regulatory approval to reflect emerging experience. We review the discount rate assumptions and other assumptions associated with our long-term care claim reserves no less frequently than annually and, with respect to interest rates, set the discount rate based on the prevailing interest rate environment.

Based on our operating investment portfolios and cash flow estimates, approximately 5% of our invested assets each year are subject to reinvestment risk through 2028.

For our investment surplus portfolios, the negative impact of reinvesting in lower yielding assets, over time, more than offsets the positive impact of lower interest expense on debt, preferred stock dividends and lower pension expense. Although low interest rates result in pension and other postretirement benefit liabilities increasing, the impact is more than offset by the corresponding returns on fixed income investments and results in lower expenses.

Rising Interest Rate Scenario. Higher reinvestment rates on cash flows, over time, more than offset the negative impacts of (i) higher interest crediting rates, and (ii) lower income from derivative positions designed to protect against a low interest rate environment for our life, annuity and long-term care products.

For our investment surplus portfolios, the positive impact of reinvesting in higher yielding assets, over time, more than offsets the negative impact of higher interest expense on debt, preferred stock dividends and higher pension expense. Although higher interest rates result in pension and other postretirement benefit liabilities decreasing, the impact is more than offset by the corresponding returns on fixed income investments and results in higher expenses.

Competitive Pressures

The life insurance and institutional asset management industries are highly competitive. See "Business — Competition," "Business — Regulation," "Risk Factors — Business Risks — We May Face Competition for Business," "Risk Factors — Economic Environment and Capital Markets Risks — We May Face Difficult Economic Conditions" and "Risk Factors — Regulatory and Legal Risks — Changes in Laws or Regulation, or in Supervisory and Enforcement Policies, May Reduce Our Profitability, Limit Our Growth, or Otherwise Adversely Affect Us."

Regulatory Developments

As a global financial services company, we are subject to regulation by authorities in the jurisdictions in which our businesses are located or operate. See "Business — Regulation," "Risk Factors — Economic Environment and Capital Markets Risks — Our Statutory Life Insurance Reserve Financings Costs May Increase, and We May Find Limited Market Capacity for New Financings" and "Risk Factors — Regulatory and Legal Risks — Changes in Laws or Regulation, or in Supervisory and Enforcement Policies, May Reduce Our Profitability, Limit Our Growth, or Otherwise Adversely Affect Us."

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the consolidated financial statements. For a discussion of our significant accounting policies, see Note 1 of the Notes to the Consolidated Financial Statements. The most critical estimates include those used in determining:

   (i) future policy benefit liabilities ("FPBs"), MRBs, and reinsurance recoverables;

  (ii) estimated fair values of investments in the absence of quoted market values;

 (iii) investment allowance for credit loss ("ACL") and impairments;

 (iv) estimated fair values of freestanding derivatives;

  (v) measurement of goodwill and related impairment;

 (vi) measurement of employee benefit plan liabilities;

 (vii) measurement of income taxes and the valuation of deferred tax assets; and

(viii) liabilities for litigation and regulatory matters.

In addition, the application of acquisition accounting requires the use of estimation techniques in determining the estimated fair values of assets acquired and liabilities assumed. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our business and operations. Actual results could differ from these estimates.

Future Policy Benefit Liabilities

Effective January 1, 2023, the Company adopted an accounting pronouncement related to targeted improvements to the accounting for long-duration contracts ("LDTI") with a January 1, 2021 transition date (the "LDTI Transition Date"). Generally, FPBs are payable over an extended period of time and calculated as the present value of future expected benefits and claim settlement expenses to be paid, reduced by the present value of future expected net premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of FPBs for traditional long-duration non-participating products are expectations related to mortality, morbidity, termination, claim settlement expense, policy lapse, renewal, retirement, disability incidence, disability terminations, inflation, and other contingent events as appropriate to the respective product type and geographical area. These assumptions are reviewed at least annually and updated as needed to reflect our expected experience for future periods. If net premiums exceed gross premiums (i.e., expected benefits exceed expected gross premiums), the FPBs are increased, and a corresponding adjustment is recognized in net income.

Liabilities for unpaid claims are estimated based upon our historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs.

Traditional non-participating long-duration and limited-payment contracts comprise the majority of MetLife's FPBs, inclusive of deferred profit liabilities, as described in Note 4 of the Notes to the Consolidated Financial Statements. For such contracts, cash flow assumptions are used to project the amount and timing of expected future benefits and claim settlement expenses to be paid and the expected future premiums to be collected for a cohort. Generally, the liabilities for these products are updated retrospectively on a quarterly basis for actual experience and at least once a year (generally during the third quarter as part of the Company's annual actuarial assumption review) for any changes in cash flow assumptions. The change in FPBs reflected in the statement of operations is calculated using a locked-in discount rate. For contracts issued prior to the LDTI Transition Date, the Company developed a cohort level locked-in discount rate that reflects the interest accretion rates that were locked in at inception of the underlying contracts (unless there was a historical premium deficiency event that resulted in updating the interest accretion rate prior to the LDTI Transition Date), or the acquisition date for contracts acquired through an assumed in-force reinsurance transaction or a business combination. As described in Note 1 of the Notes to the Consolidated Financial Statements, for contracts issued subsequent to the LDTI Transition Date, the upper-medium grade discount rate is locked-in for the cohort and used to discount the estimated cash flows. The Company generally interprets this as a rate comparable to that of a corporate single A discount rate and reflects the duration characteristics of the liability. The FPB for all cohorts is remeasured to a current upper-medium grade discount rate at each reporting period through other comprehensive income (loss) ("OCI").

Liabilities for universal and variable universal life secondary and paid-up guarantees ("additional insurance liabilities") are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary and paid-up guarantee liabilities are investment income, mortality, lapse, and premium payment pattern and persistency. In addition, the projected account balance and assessments used in this calculation are impacted by the earned rate on investments and the interest crediting rates, which are typically subject to guaranteed minimums. The assumptions of investment performance and volatility for variable products' separate account funds are consistent with historical experience of the appropriate underlying equity indices, such as the S&P 500 Index. These assumptions are monitored and updated retrospectively based on market conditions and historical experience on a periodic basis and at least once a year (generally during the third quarter as part of the Company's annual actuarial assumption review) for any changes in cash flow assumptions.

Accounting for reinsurance generally presents the income statement effect of direct policies on a net-of-reinsurance basis by using assumptions and methodologies consistent with those used to project the future performance of the underlying direct business. Further, the potential impact of counterparty credit risks is considered when measuring the reinsurance recoverables. We periodically review actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluate the financial strength of counterparties to our reinsurance agreements using criteria similar to that evaluated in our security impairment process. See "— Investment Allowance for Credit Loss and Impairments." Additionally, for each of our reinsurance agreements, we determine whether the agreement provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We review all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If we determine that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, we record the agreement using the deposit method of accounting.

We measure market risk related to our market sensitive traditional long-duration non-participating and limited-payment contracts, additional insurance liabilities and reinsurance recoverables based on changes in interest rates and foreign currency exchange rates utilizing a sensitivity analysis. The results of this sensitivity analysis are included in "Quantitative and Qualitative Disclosures About Market Risk — Risk Measurement: Sensitivity Analysis." We have also assessed the sensitivities of hypothetical changes in significant assumptions to reported amounts related to our traditional long-duration non-participating and limited-payment contracts, additional insurance liabilities and reinsurance recoverables for products including, but not limited to, those within the disaggregated rollforwards included in Note 4 of the Notes to the Consolidated Financial Statements, as reflected in the following table:

Traditional long-duration non-participating and limited-payment contracts, additional insurance liabilities and reinsurance recoverables

	December 31, 2025			
	FPBs (1)	Reinsurance Recoverables	Net Effect to Pre-tax Net Income	Net Effect to OCI
	Increase / (Decrease) (In millions)			
Assumptions (2):				
Mortality				
Effect of an increase by 1%	$ (117)	$ (25)	$ 135	$ (43)
Effect of a decrease by 1%	$ 122	$ 25	$ (141)	$ 44
Morbidity (3)				
Effect of an increase by 5%	$ 594	$ 3	$ (946)	$ 355
Effect of a decrease by 5%	$ (475)	$ (3)	$ 822	$ (350)
Lapse (4)				
Effect of an increase by 10%	$ (131)	$ (11)	$ 576	$ (456)
Effect of a decrease by 10%	$ 224	$ 11	$ (713)	$ 500

_____

(1)   FPBs are inclusive of deferred profit liabilities where applicable.

(2)   All sensitivities exclude potential changes in our future premium rate assumptions.

(3)   For products which are subject to morbidity risk, MetLife applied sensitivities to the incidence rate assumptions only.

(4)   For long-term care and individual disability products, the lapse impacts include mortality as both mortality and lapse result in termination of these contracts without any additional benefit payment.

See Note 4 of the Notes to the Consolidated Financial Statements for additional information, including the significant inputs, judgments, valuation methods and assumptions used in the establishment of FPBs, as well as the effect of changes in such factors on the measurement of our FPBs during the year. See Note 9 of the Notes to the Consolidated Financial Statements for additional information on our reinsurance transactions.

Traditional participating contracts comprise a significant portion of MetLife's FPBs, as described in Note 4 of the Notes to the Consolidated Financial Statements. For such contracts, original assumptions developed at the time of issue are locked-in and used in all future liability calculations. An additional reserve would be required if the resulting liabilities are not adequate to provide for future benefits and expenses (i.e., there is a premium deficiency). For these contracts, MetLife's risk of adverse experience may be mitigated through adjustments to the dividend scales.

For all insurance assets and liabilities, MetLife holds capital and surplus to mitigate potential adverse experience development. The Company's approaches for managing liquidity and capital are described in "— Liquidity and Capital Resources."

Market Risk Benefits

MRBs are contracts or contract features that guarantee benefits, such as guaranteed minimum benefits (referred to as "GMXBs"), in addition to an account balance which expose insurance companies to other than nominal capital market risk (e.g., equity price, interest rate, and/or foreign currency exchange risk) and protect the contractholder from the same risk. Certain contracts may have multiple contract features or guarantees that meet the definition of an MRB. Those benefits are aggregated and measured as a single compound MRB.

All identified MRBs are required to be measured at estimated fair value, which is determined based on the present value of projected future benefits minus the present value of projected future fees attributable to those benefit features. The projections of future benefits and future fees require capital market and actuarial assumptions, including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk-free rates. The valuation of these MRBs also includes an adjustment for nonperformance risk and risk margins for non-capital market inputs. For direct and assumed MRBs, the nonperformance risk adjustment, which is captured as a spread over the risk-free rate in determining the discount rate to discount the cash flows of the liability, is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.'s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife, Inc. For ceded MRBs, the nonperformance risk adjustment considers the claims paying ability of the reinsurer. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties in certain actuarial assumptions. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees.

Changes in the estimated fair value of direct, assumed and ceded MRBs are recognized in net income, except for fair value changes attributable to a change in nonperformance risk of the Company which is recorded within OCI.

Market conditions including changes in interest rates, equity indices, market volatility and foreign currency exchange rates, variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income, and changes in the Company's nonperformance risk could materially affect OCI.

As part of the Company's annual actuarial assumption review process (see "— Future Policy Benefit Liabilities" section above), we also reassess the long-term policyholder behavior and mortality assumptions used in determining the fair value of our net MRB liabilities. Changes in these underlying actuarial assumptions (e.g., updates to lapse rates, benefit utilization rates, mortality levels and long-term market expectations based on emerging experience) are incorporated into the MRB valuation model. Accordingly, our annual assumption updates can result in remeasurement of MRB fair values, leading to gains or losses recognized in net income.

We measure market risk related to our MRBs based on changes in interest rates, foreign currency exchange rates and equity market prices utilizing a sensitivity analysis. The results of this sensitivity analysis are included in "Quantitative and Qualitative Disclosures About Market Risk — Risk Measurement: Sensitivity Analysis." We have also assessed the sensitivities of hypothetical changes in significant assumptions to reported amounts related to our MRBs for products including, but not limited to, those within the disaggregated rollforwards in Note 6 of the Notes to the Consolidated Financial Statements, as reflected in the following table:

	December 31, 2025			
	Direct & Assumed MRBs (Liabilities net of Assets)	Ceded MRB Assets	Net Effect to Pre-tax Net Income	Net Effect to OCI
	Increase / (Decrease) (In millions)			
Assumptions:				
Mortality				
Effect of an increase by 1%	$ 1	$ —	$ (1)	$ —
Effect of a decrease by 1%	$ —	$ —	$ —	$ —
Lapse				
Effect of an increase by 10%	$ (11)	$ (1)	$ 12	$ (2)
Effect of a decrease by 10%	$ 10	$ 1	$ (11)	$ 2
Nonperformance risk (1)				
Effect of an increase by 50 bps	$ (160)	$ (21)	$ (21)	$ 160
Effect of a decrease by 50 bps	$ 177	$ 24	$ 24	$ (177)

_____

(1)   For direct and assumed MRBs, nonperformance risk relates to the Company's claims paying ability, and for ceded MRBs, it relates to the claims paying ability of the reinsurer.

See Note 6 of the Notes to the Consolidated Financial Statements for additional information, including the significant inputs, judgments, valuation methods and assumptions used in the establishment of the MRBs, as well as the effect of changes in such factors on the measurement of our MRBs during the year. Also, see Note 13 of the Notes to the Consolidated Financial Statements for additional information on the fair value measurement of MRBs.

Estimated Fair Value of Investments

The estimated fair values of our investments are based on unadjusted quoted prices for identical investments in active markets that are readily and regularly obtainable. When such unadjusted quoted prices are not available, estimated fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical investments, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring significant management judgment, including assumptions or estimates, are used to determine the estimated fair value of investments. Unobservable inputs are based on management's assumptions about the inputs market participants would use in pricing such investments. The methodologies, assumptions and inputs utilized are described in Note 13 of the Notes to the Consolidated Financial Statements.

For most of our investments, sensitivity analysis regarding unobservable inputs is not necessary or appropriate, as they are valued using quoted prices, as described above. Quantitative information about the significant unobservable inputs used in fair value measurement and the sensitivity of the estimated fair value to changes in those inputs for the more significant asset and liability classes measured at estimated fair value on a recurring basis is presented in Note 13 of the Notes to the Consolidated Financial Statements.

Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. Our ability to sell investments, or the price ultimately realized for investments, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain investments.

Investment Allowance for Credit Loss and Impairments

The significant estimates and inherent uncertainties related to our evaluation of credit loss and impairments on our investment portfolio are summarized below. See "Quantitative and Qualitative Disclosures About Market Risk" for information regarding the sensitivity of our fixed maturity securities and mortgage loan portfolios to changes in interest rates and foreign currency exchange rates.

Fixed Maturity Securities

The assessment of whether a credit loss has occurred is based on our case-by-case evaluation of whether the net amount expected to be collected is less than the amortized cost basis. We consider a wide range of factors about the security issuer and use our best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. We evaluate credit loss by considering information that changes from time to time about past events, current and forecasted economic conditions, and we measure credit loss by estimating recovery value using a discounted cash flow analysis. We estimate recovery value based on our best estimate of future cash flows, which is inherently subjective, and methodologies can vary depending on the facts and circumstances specific to each security. We record an ACL for the amount of the credit loss instead of recording a reduction of the amortized cost. The evaluation processes and measurement methodologies, as well as the significant inputs, judgments and assumptions used to determine the amount of credit loss are described in Notes 1 and 11 of the Notes to the Consolidated Financial Statements. The determination of the amount of ACL is subjective, as it includes our estimates and assumptions and assessment of known and inherent risks. We revise these estimates and assumptions as conditions change and new information becomes available. The valuation of our fixed maturity securities portfolio is sensitive to changes in interest rates, and the estimated fair value of the portion of our fixed maturities securities portfolio that is foreign denominated is sensitive to changes in foreign currency exchange rates.

Mortgage Loans

The ACL is established both for pools of loans with similar risk characteristics and for loans with dissimilar risk characteristics, collateral dependent loans and certain modified loans, individually on a loan specific basis. We record an allowance for expected lifetime credit loss in an amount that represents the portion of the amortized cost basis of mortgage loans that we do not expect to collect, resulting in mortgage loans being presented at the net amount expected to be collected. To determine the mortgage loan ACL, we apply significant judgment to estimate expected lifetime credit loss over the contractual term of our mortgage loans adjusted for expected prepayments and any extensions; we consider past events and current and forecasted economic conditions which are subject to inherent uncertainty and which may change from time to time. The ACL methodologies, significant inputs and significant judgments and assumptions used to determine the amount of credit loss are described in Notes 1 and 11 of the Notes to the Consolidated Financial Statements. The determination of the amount of ACL is subjective as it includes our estimates and assumptions and assessment of known and inherent risks. We revise these estimates as conditions change and new information becomes available. The estimated fair value of our mortgage loan portfolio is sensitive to changes in interest rates, and the estimated fair value of the portion of our mortgage loan portfolio that is foreign denominated is sensitive to changes in foreign currency exchange rates.

Leases, Real Estate and Other Asset Classes

The determination of the amount of ACL on leases and impairments on real estate and the remaining asset classes is highly subjective and is based upon our quarterly evaluation and assessment of known and inherent risks associated with the respective asset class. The evaluation processes, measurement methodologies, significant inputs and significant judgments and assumptions used to determine the amount of ACL and impairments are described in Notes 1 and 11 of the Notes to the Consolidated Financial Statements. Such evaluations and assessments are revised as conditions change and new information becomes available.

Freestanding Derivatives

The determination of the estimated fair value of freestanding derivatives, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. See Note 13 of the Notes to the Consolidated Financial Statements for additional details on significant inputs into the OTC derivative pricing models and credit risk adjustment.

See Note 12 of the Notes to the Consolidated Financial Statements for additional information on our derivatives and hedging programs. See also "Quantitative and Qualitative Disclosures About Market Risk" for information regarding the sensitivity of our derivatives to changes in interest rates, foreign currency exchange rates, and equity market prices.

Goodwill

Goodwill is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test.

For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, an impairment charge would be recognized for the amount of the difference; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. Additionally, the Company will consider income tax effects from any tax-deductible goodwill on the carrying value of the reporting unit when measuring the goodwill impairment loss, if applicable. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected adjusted earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewed business, as well as margins on such business, interest rate levels, credit spreads, equity market levels, and the discount rate that we believe is appropriate for the respective reporting unit.

We apply significant judgment when determining the estimated fair value of our reporting units and when assessing the relationship of market capitalization to the aggregate estimated fair value of our reporting units. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent reasonable expectations regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based may differ from actual future results. The estimated fair value of the reporting units tested can be impacted by unexpected changes in the legislative, regulatory and macroeconomic environment. Declines in the estimated fair value of our reporting units could result in goodwill impairments in future periods which could materially and adversely affect our results of operations or financial position.

In the third quarter of 2025, the Company performed its annual goodwill impairment tests on all reporting units using both qualitative and quantitative assessments. The quantitative assessment utilized the market multiple and/or a discounted cash flow valuation based on best available data as of June 30, 2025. The Company concluded that the estimated fair values of all such reporting units were substantially in excess of their carrying values and, therefore, goodwill was not impaired.

See Note 15 of the Notes to the Consolidated Financial Statements for additional information on our goodwill.

Employee Benefit Plans

Certain subsidiaries of MetLife, Inc. sponsor defined benefit pension plans and other postretirement benefit plans covering eligible employees. See Note 21 of the Notes to the Consolidated Financial Statements for information on amendments to our U.S. benefit plans. The calculation of the obligations and expenses associated with these plans requires an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirement, withdrawal rates and mortality. In consultation with external actuarial firms, we determine these assumptions based upon a variety of factors such as historical experience of the plan and its assets, currently available market and industry data, and expected benefit payout streams.

We determine the expected rate of return on plan assets based upon an approach that considers inflation, real return, term premium, credit spreads, equity risk premium and capital appreciation, as well as expenses, expected asset manager performance, asset weights and the effect of rebalancing. Given the amount of plan assets as of December 31, 2024, the beginning of the measurement year, if we had assumed an expected rate of return for both our pension and other postretirement benefit plans that was 100 basis points higher or 100 basis points lower than the rates we assumed, the change in our net periodic benefit costs in 2025 would have been as follows:

	Year Ended December 31, 2025	
	Increase/(Decrease) in Net Periodic Pension Cost	Increase/(Decrease) in Net Other Postretirement Benefit Cost
	(In millions)	
Increase in expected rate of return by 100 bps	$ (76)	$ (7)
Decrease in expected rate of return by 100 bps	$ 76	$ 7

The above table considers only changes in our assumed long-term rate of return given the level and mix of invested assets at the beginning of the year, without consideration of possible changes in any of the other assumptions described above that could ultimately accompany any changes in our assumed long-term rate of return.

We determine the discount rates used to value the Company's pension and postretirement obligations, based upon rates commensurate with current yields on high quality corporate bonds. Given our pension and postretirement obligations as of December 31, 2024, the beginning of the measurement year, if we had assumed a discount rate for both our pension and postretirement benefit plans that was 100 basis points higher or 100 basis points lower than the rates we assumed, the change in our net periodic benefit costs in 2025 would have been as follows:

	Year Ended December 31, 2025	
	Increase/(Decrease) in Net Periodic Pension Cost	Increase/(Decrease) in Net Other Postretirement Benefit Cost
	(In millions)	
Increase in discount rate by 100 bps	$ (55)	$ (4)
Decrease in discount rate by 100 bps	$ 47	$ 3

Given our pension and postretirement obligations as of December 31, 2025, if we had assumed a discount rate for both our pension and postretirement benefit plans that was 100 basis points higher or 100 basis points lower than the rates we assumed, the change in our benefit obligations would have been as follows:

	Year Ended December 31, 2025		
	Increase/(Decrease) in Pension Benefit Obligation		Increase/(Decrease) in Other Postretirement Benefit Obligations
	(In millions)		
Increase in discount rate by 100 bps	$	(778)	$	(69)
Decrease in discount rate by 100 bps	$	912	$	82

The above tables consider only changes in our assumed discount rates without consideration of possible changes in any of the other assumptions described above that could ultimately accompany any changes in our assumed discount rate. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant impact on the Company's consolidated financial statements and liquidity.

See Note 21 of the Notes to the Consolidated Financial Statements for additional discussion of assumptions used in measuring liabilities relating to our employee benefit plans.

Income Taxes and Valuation of Deferred Tax Assets

Our accounting for income taxes represents our best estimate of various events and transactions. Tax laws are often complex and may be subject to differing interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions in which we conduct business.

The Company considers all available factors, both positive and negative, to determine whether, based on the weight of these factors, a partial or full valuation allowance for categories of deferred tax assets is required. The weight given to these factors is commensurate with the extent to which it can be objectively verified. Examples of factors considered in determining deferred tax asset realizability include past earnings history, projections of taxable income and tax planning strategies, including the intent and ability to hold certain securities until they recover in value. Changes in tax laws or interpretations of such laws and/or statutory tax rates in countries in which we operate could have an impact on our valuation of net deferred tax assets. If there had been a 1% increase in the global effective income tax rate, the change would have resulted in an approximate $98 million increase in the net deferred income tax asset balance at December 31, 2025.

See Notes 1 and 22 of the Notes to the Consolidated Financial Statements for additional information on our income taxes.

Litigation Contingencies

We are a defendant in a large number of litigation matters and are involved in a number of regulatory investigations. Given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits, including our asbestos-related liability, are especially difficult to estimate due to the limitation of reliable data and uncertainty regarding numerous variables that can affect liability estimates. On a quarterly and annual basis, we review relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in our consolidated financial statements. It is possible that an adverse outcome in certain of our litigation and regulatory investigations, including asbestos-related cases, or the use of different assumptions in the determination of amounts recorded could have a material effect upon our consolidated net income or cash flows in particular quarterly or annual periods.

See Note 24 of the Notes to the Consolidated Financial Statements for additional information regarding our assessment of litigation contingencies.

Acquisitions and Dispositions

Acquisition of PineBridge Investments

For information regarding the Company's acquisition of PineBridge Investments, a global asset manager, see Note 3 of the Notes to the Consolidated Financial Statements.

Results of Operations

Overview

In the fourth quarter of 2025, MetLife completed the Strategic Reorganization. As a result, MetLife is organized into the following six segments: Group Benefits; RIS; Asia; Latin America; EMEA; and MIM. In addition, the Company continues to report certain of its results of operations in Corporate & Other. In conjunction with the Strategic Reorganization, effective January 1, 2025, the Company amended agreements between MIM and other MetLife entities to manage general account investments at current market rate fees, a change from 2024 and 2023. See "Business — Segments and Corporate & Other" and Note 1 of the Notes to the Consolidated Financial Statements for further information on the Strategic Reorganization and the Company's segments and Corporate & Other.

Reinsurance Transactions

In 2025, the Company entered into a number of reinsurance agreements. See Note 9 of the Notes to the Consolidated Financial Statements for further information on these reinsurance transactions.

Key Financial Highlights

- Net income available to MetLife, Inc.'s common shareholders was $3.2 billion, $4.2 billion and $1.4 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

- Adjusted earnings available to common shareholders was $5.9 billion, $5.8 billion and $5.5 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

Consolidated Results

	Years Ended December 31,		
	2025	**2024**	**2023**
		(In millions)	
Revenues			
Premiums	$ 49,779	$ 44,945	$ 44,283
Universal life and investment-type product policy fees	5,003	4,974	5,152
Net investment income	22,559	21,273	19,908
Other revenues	2,827	2,601	2,526
Net investment gains (losses)	(1,145)	(1,184)	(2,824)
Net derivative gains (losses)	(1,939)	(1,623)	(2,140)
Total revenues	77,084	70,986	66,905
Expenses			
Policyholder benefits and claims and policyholder dividends	50,271	45,323	45,212
Policyholder liability remeasurement (gains) losses	(150)	(206)	(45)
Market risk benefit remeasurement (gains) losses	(508)	(1,109)	(994)
Interest credited to policyholder account balances	8,950	8,339	7,860
Amortization of deferred policy acquisition costs, value of business acquired and negative value of business acquired	2,114	2,021	1,926
Interest expense on debt	1,061	1,037	1,045
Other expenses, net of capitalization of deferred policy acquisition costs	10,685	9,959	9,739
Total expenses	72,423	65,364	64,743
Income (loss) before provision for income tax	4,661	5,622	2,162
Provision for income tax expense (benefit)	1,258	1,178	560
Net income (loss)	3,403	4,444	1,602
Less: Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	24	18	24
Net income (loss) attributable to MetLife, Inc.	3,379	4,426	1,578
Less: Preferred stock dividends	194	200	198
Preferred stock redemption premium	12	—	—
Net income (loss) available to MetLife, Inc.'s common shareholders	$ 3,173	$ 4,226	$ 1,380

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Net income (loss) available to MetLife, Inc.'s common shareholders - Decreased $1.1 billion primarily due to the following:

Net Investment Gains (Losses)[1] - Favorable change of $39 million ($31 million, net of income tax):

- Higher gains on foreign currency transactions

- Mark-to-market gains on equity securities in 2025 compared to losses in 2024

- Lower losses on sales of fixed maturity securities

Partially offset by:

- Higher increases to the ACLs on mortgage loans and higher impairments on real estate investments

Net Derivative Gains (Losses)[2] - Unfavorable change of $316 million ($250 million, net of income tax)[3]:

- Certain key equity indexes increased in 2025 compared to decreased in 2024 - unfavorable impact to the estimated fair value of short futures

- Changes in the estimated fair value of the underlying assets - unfavorable impact to the estimated fair value of embedded derivatives related to funds withheld on reinsurance agreements

Largely offset by:

- The U.S. dollar weakened against the Japanese yen in 2025 compared to strengthened in 2024 - favorable impact to the estimated fair value of sell-U.S. dollar currency forwards

Market Risk Benefit Remeasurement (Gains) Losses[4] **-** Unfavorable change of $601 million ($475 million, net of income tax):

- Certain U.S. long-term interest rates increased less significantly in 2025 compared to 2024

Actuarial Assumption Review **-** Favorable change of $63 million ($38 million, net of income tax):

	Years Ended December 31,		
Assumptions	**2025**	**2024**	**Variance**
	(In millions, net of income tax)		
Economic	$ (24)	$ (55)	$ 31
Mortality	(9)	110	(119)
Morbidity	(20)	53	(73)
Policyholder behavior	38	(91)	129
Operational	117	47	70
Total	$ 102	$ 64	$ 38

- The actuarial assumption reviews resulted in gains of $102 million and $64 million for 2025 and 2024, respectively:

  ◦ Of the $102 million gain, gains of $12 million and $1 million were recognized in market risk benefit remeasurement (gains) losses and net derivative gains (losses), respectively, both of which are discussed above, and a gain of $89 million was recognized in adjusted earnings available to common shareholders, which is discussed below

  ◦ Of the $64 million gain, losses of $5 million and $1 million were recognized in market risk benefit remeasurement (gains) losses and net derivative gains (losses), respectively, both of which are discussed above, and a gain of $70 million was recognized in adjusted earnings available to common shareholders, which is discussed below

  ◦ The $38 million increase was primarily driven by (i) updates to policyholder behavior assumptions in the accident & health business in the Asia segment and in the deferred annuities business in Corporate & Other related to lapse experience, (ii) updates to operational assumptions in Corporate & Other related to future premium rate increases for the long-term care business, and (iii) favorable economic conditions in 2025 for the Asia segment, largely offset by (i) less favorable mortality experience in the RIS segment, and (ii) updates made in 2025 to morbidity assumptions in Corporate & Other associated with an increase in incidence rates for the long-term care business

Adjusted Earnings Available to Common Shareholders[5] - Favorable change of $147 million. See "— Consolidated Results — Adjusted Earnings Available to Common Shareholders."

Taxes - Unfavorable change in effective tax rate - 27% in 2025 compared to 21% in 2024:

- 2025 effective tax rate on income before provision for income tax was 27% compared to the U.S. statutory rate of 21% primarily due to tax charges from:

  ◦ Foreign earnings taxed at higher statutory rates than the U.S. statutory rate and foreign losses taxed at lower statutory rates

  ◦ Adjustments related to prior years' taxes

  ◦ Non-deductible losses

Partially offset by tax benefits from:

- ◦ Non-taxable investment income

- ◦ Low income housing and other tax credits, partially offset by the impact of tax equity investments

- ◦ Tax rate change in Korea

- ◦ Corporate tax deduction for stock compensation

- 2024 effective tax rate on income before provision for income tax was equal to the U.S. statutory rate of 21% primarily due to tax benefits from:

- ◦ Non-taxable investment income

- ◦ Low income housing and other tax credits, partially offset by the impact of tax equity investments

- ◦ Corporate tax deduction for stock compensation

Offset by tax charges from:

- ◦ Foreign earnings taxed at higher statutory rates than the U.S. statutory rate and foreign losses taxed at lower statutory rates

- ◦ Adjustments related to prior years' taxes

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Net income (loss) available to MetLife, Inc.'s common shareholders - Increased $2.8 billion primarily due to the following:

Net Investment Gains (Losses)[1] **-** Favorable change of $1.6 billion ($1.3 billion, net of income tax):

- Impairment losses in 2023 for investments disposed of in connection with a reinsurance transaction that closed in November 2023

- Lower losses on sales of fixed maturity securities

- Higher gains on sales of real estate investments

Net Derivative Gains (Losses)[2] **-** Favorable change of $517 million ($408 million, net of income tax)[3]:

- Key equity indexes increased less in 2024 compared to 2023 - favorable impact to the estimated fair value of long put options and short futures

Partially offset by:

- Certain long-term interest rates increased more significantly in 2024 compared to 2023 and other long-term interest rates increased in 2024 compared to decreased in 2023 - unfavorable impact to the estimated fair value of receiver swaps

Market Risk Benefit Remeasurement (Gains) Losses[4] **-** Favorable change of $115 million ($91 million, net of income tax):

- Certain long-term interest rates increased more significantly in 2024 compared to 2023 and other long-term interest rates increased in 2024 compared to decreased in 2023

Partially offset by:

- Key equity indexes increased less in 2024 compared to 2023

Actuarial Assumption Review - Favorable change of $70 million ($55 million, net of income tax):

Assumptions	Years Ended December 31,					
	2024		**2023**		**Variance**	
	(In millions, net of income tax)					
Economic	$	(55)	$	(40)	$	(15)
Mortality		110		51		59
Morbidity		53		(14)		67
Policyholder behavior		(91)		—		(91)
Operational		47		12		35
Total	$	64	$	9	$	55

- Total results for 2024 and 2023 include gains of $64 million and $9 million, respectively:

   ◦ Of the $64 million gain, a loss of $5 million was recognized in MRB remeasurement (gains) losses, a loss of $1 million was recognized in net derivative gains (losses), both of which are discussed above, and a gain of $70 million was recognized in adjusted earnings available to common shareholders, which is discussed below

   ◦ Of the $9 million gain, a loss of $4 million was recognized in MRB remeasurement (gains) losses, a loss of $2 million was recognized in net derivative gains (losses), both of which are discussed above, and a gain of $15 million was recognized in adjusted earnings available to common shareholders, which is discussed below

   ◦ The $55 million increase was primarily driven by (i) favorable mortality experience in the RIS segment in 2024, (ii) updates made in 2023 to morbidity assumptions in Corporate & Other associated with an increase in incident rates for the long-term care business, and (iii) updates to policyholder behavior assumptions in the Asia segment related to lapse assumptions in the accident & health business, partially offset by updates to policyholder behavior assumptions in Corporate & Other related to claim utilization experience for the long-term care business

Adjusted Earnings Available to Common Shareholders[5] - Favorable change of $271 million. See "— Consolidated Results — Adjusted Earnings Available to Common Shareholders."

Taxes - Favorable change in effective tax rate - 21% in 2024 compared to 26% in 2023:

- 2024 effective tax rate on income before provision for income tax was equal to the U.S. statutory rate of 21% primarily due to tax benefits from:

   ◦ Non-taxable investment income

   ◦ Low income housing and other tax credits, partially offset by the impact of tax equity investments accounted for under the proportional amortization method in 2024

   ◦ Corporate tax deduction for stock compensation

   Offset by tax charges from:

   ◦ Foreign earnings taxed at higher statutory rates than the U.S. statutory rate and foreign losses taxed at lower statutory rates

   ◦ Adjustments related to prior years' taxes

- 2023 effective tax rate on income before provision for income tax was 26% compared to the U.S. statutory rate of 21% primarily due to tax charges from:

   ◦ Foreign earnings taxed at higher statutory rates than the U.S. statutory rate and foreign losses taxed at lower statutory rates

   ◦ Non-taxable investment loss

   Partially offset by tax credits from:

   ◦ Low income housing and other tax credits

◦ Non-taxable investment income

◦ Corporate tax deduction for stock compensation

_____

(1) See "— Investments — Overview" and "— Investments — Investment Portfolio Results — Net Investment Gains (Losses)" for information regarding management of our investment portfolio.

(2) See "— Derivatives — Net Derivative Gains (Losses)" for information regarding the use of derivatives to hedge market risk.

(3) Includes amounts relating to investment hedge adjustments, which are also included in adjusted earnings available to common shareholders. See "— Investments — Investment Portfolio Results" for additional information.

(4) See Note 6 of the Notes to the Consolidated Financial Statements for further information on the Company's MRBs.

(5) See "— Non-GAAP and Other Financial Disclosures" for information regarding adjusted earnings available to common shareholders and related measures.

Reconciliations of net income (loss) available to MetLife, Inc.'s common shareholders to adjusted earnings available to common shareholders and premiums, fees and other revenues to adjusted premiums, fees and other revenues

Year Ended December 31, 2025

	Group Benefits	RIS	Asia	Latin America	EMEA	MIM	Corporate & Other	Total
				(In millions)				
Net income (loss) available to MetLife, Inc.'s common shareholders	$ 1,473	$ 542	$ 885	$ 872	$ 338	$ 131	$ (1,068)	$ 3,173
Add: Preferred stock dividends	—	—	—	—	—	—	194	194
Add: Preferred stock redemption premium	—	—	—	—	—	—	12	12
Add: Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	—	—	—	7	5	—	12	24
Net income (loss)	1,473	542	885	879	343	131	(850)	3,403
Less: adjustments from net income (loss) to adjusted earnings available to common shareholders:								
Revenues:								
Net investment gains (losses)	(147)	(818)	(117)	51	10	(74)	(50)	(1,145)
Net derivative gains (losses)	(69)	(246)	(1,218)	295	(53)	—	(648)	(1,939)
Premiums	8	—	—	—	—	—	—	8
Universal life and investment-type product policy fees	—	—	—	—	—	—	6	6
Net investment income	(59)	345	402	(19)	705	—	(247)	1,127
Other revenues	—	(7)	—	36	—	—	158	187
Expenses:								
Policyholder benefits and claims and policyholder dividends	(3)	(394)	209	(90)	—	—	65	(213)
Policyholder liability remeasurement (gains) losses	—	(3)	—	—	—	—	—	(3)
Market risk benefit remeasurement gains (losses)	—	113	64	—	17	—	314	508
Interest credited to policyholder account balances ("PABs")	—	(70)	(388)	(158)	(700)	—	(103)	(1,419)
Capitalization of deferred policy acquisition costs ("DAC")	—	—	—	—	—	—	—	—
Amortization of DAC, VOBA and negative VOBA	—	—	—	—	—	—	(1)	(1)
Interest expense on debt	—	—	—	—	—	—	—	—
Other expenses	(8)	(350)	—	6	(3)	(18)	(108)	(481)
Goodwill impairment	—	—	—	—	—	—	—	—
Provision for income tax (expense) benefit	59	301	231	(40)	—	23	57	631
Adjusted earnings	$ 1,692	$ 1,671	$ 1,702	$ 798	$ 367	$ 200	$ (293)	$ 6,137
Less: Preferred stock dividends	—	—	—	—	—	—	194	194
Adjusted earnings available to common shareholders	$ 1,692	$ 1,671	$ 1,702	$ 798	$ 367	$ 200	$ (487)	$ 5,943
Premiums, fees and other revenues	$ 25,477	$ 12,255	$ 6,768	$ 6,642	$ 2,901	$ 932	$ 2,634	$ 57,609
Less: adjustments to premiums, fees and other revenues	8	(7)	—	36	—	—	164	201
Adjusted premiums, fees and other revenues	$ 25,469	$ 12,262	$ 6,768	$ 6,606	$ 2,901	$ 932	$ 2,470	$ 57,408

Year Ended December 31, 2024

	Group Benefits	RIS	Asia	Latin America	EMEA	MIM	Corporate & Other	Total
	(In millions)							
Net income (loss) available to MetLife, Inc.'s common shareholders	$ 1,596	$ 1,138	$ 723	$ 522	$ 269	$ (27)	$ 5	$ 4,226
Add: Preferred stock dividends	—	—	—	—	—	—	200	200
Add: Preferred stock redemption premium	—	—	—	—	—	—	—	—
Add: Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	—	—	—	—	4	—	14	18
Net income (loss)	1,596	1,138	723	522	273	(27)	219	4,444
Less: adjustments from net income (loss) to adjusted earnings available to common shareholders:								
Revenues:								
Net investment gains (losses)	(58)	(501)	(591)	28	(40)	(93)	71	(1,184)
Net derivative gains (losses)	118	278	(1,108)	(257)	(19)	—	(635)	(1,623)
Premiums	31	—	—	—	—	—	—	31
Universal life and investment-type product policy fees	—	—	—	—	—	—	—	—
Net investment income	(74)	(191)	441	(42)	625	—	(158)	601
Other revenues	—	(76)	—	—	—	—	186	110
Expenses:								
Policyholder benefits and claims and policyholder dividends	(19)	(141)	255	(148)	—	—	71	18
Policyholder liability remeasurement (gains) losses	—	—	—	—	—	—	—	—
Market risk benefit remeasurement gains (losses)	—	(11)	(7)	—	54	—	1,073	1,109
Interest credited to PABs	—	2	(372)	(81)	(624)	—	(109)	(1,184)
Capitalization of DAC	—	—	—	—	—	—	—	—
Amortization of DAC, VOBA and negative VOBA	—	—	—	—	—	—	—	—
Interest expense on debt	—	—	—	—	—	—	—	—
Other expenses	(11)	(30)	3	7	(4)	(17)	(65)	(117)
Goodwill impairment	—	—	—	—	—	—	—	—
Provision for income tax (expense) benefit	3	141	481	134	(2)	28	(98)	687
Adjusted earnings	$ 1,606	$ 1,667	$ 1,621	$ 881	$ 283	$ 55	$ (117)	$ 5,996
Less: Preferred stock dividends	—	—	—	—	—	—	200	200
Adjusted earnings available to common shareholders	$ 1,606	$ 1,667	$ 1,621	$ 881	$ 283	$ 55	$ (317)	$ 5,796
Adjusted earnings available to common shareholders on a constant currency basis (1)	$ 1,606	$ 1,667	$ 1,605	$ 846	$ 280	$ 55	$ (317)	$ 5,742
Premiums, fees and other revenues	$ 24,901	$ 8,518	$ 6,757	$ 5,936	$ 2,548	$ 718	$ 3,142	$ 52,520
Less: adjustments to premiums, fees and other revenues	31	(76)	—	—	—	—	186	141
Adjusted premiums, fees and other revenues	$ 24,870	$ 8,594	$ 6,757	$ 5,936	$ 2,548	$ 718	$ 2,956	$ 52,379
Adjusted premiums, fees and other revenues on a constant currency basis (1)	$ 24,870	$ 8,594	$ 6,723	$ 5,751	$ 2,566	$ 718	$ 2,956	$ 52,178

_____

(1)   Amounts for Group Benefits, RIS, MIM and Corporate & Other are shown on a reported basis, as constant currency impact is not significant.

Year Ended December 31, 2023

	Group Benefits	RIS	Asia	Latin America	EMEA	MIM	Corporate & Other	Total
				(In millions)				
Net income (loss) available to MetLife, Inc.'s common shareholders	$ 1,521	$ 942	$ (150)	$ 652	$ 253	$ 3	$ (1,841)	$ 1,380
Add: Preferred stock dividends	—	—	—	—	—	—	198	198
Add: Preferred stock redemption premium	—	—	—	—	—	—	—	—
Add: Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	—	—	2	7	4	—	11	24
Net income (loss)	1,521	942	(148)	659	257	3	(1,632)	1,602
Less: adjustments from net income (loss) to adjusted earnings available to common shareholders:								
Revenues:								
Net investment gains (losses)	(56)	(563)	(1,019)	1	10	(73)	(1,124)	(2,824)
Net derivative gains (losses)	39	120	(921)	89	(44)	—	(1,423)	(2,140)
Premiums	—	—	—	—	—	—	—	—
Universal life and investment-type product policy fees	—	—	—	—	—	—	—	—
Net investment income	(153)	(449)	350	(34)	688	—	(243)	159
Other revenues	—	(75)	—	—	1	—	69	(5)
Expenses:								
Policyholder benefits and claims and policyholder dividends	—	(32)	183	(157)	—	—	11	5
Policyholder liability remeasurement (gains) losses	—	—	—	—	—	—	—	—
Market risk benefit remeasurement gains (losses)	—	29	43	—	40	—	882	994
Interest credited to PABs	—	—	(395)	(149)	(687)	—	(20)	(1,251)
Capitalization of DAC	—	—	—	—	—	—	—	—
Amortization of DAC, VOBA and negative VOBA	—	—	—	—	—	—	—	—
Interest expense on debt	—	—	—	—	—	—	—	—
Other expenses	—	—	1	8	(5)	(16)	(81)	(93)
Goodwill impairment	—	—	—	—	—	—	—	—
Provision for income tax (expense) benefit	36	204	328	61	(11)	22	394	1,034
Adjusted earnings	$ 1,655	$ 1,708	$ 1,282	$ 840	$ 265	$ 70	$ (97)	$ 5,723
Less: Preferred stock dividends	—	—	—	—	—	—	198	198
Adjusted earnings available to common shareholders	$ 1,655	$ 1,708	$ 1,282	$ 840	$ 265	$ 70	$ (295)	$ 5,525
Adjusted earnings available to common shareholders on a constant currency basis (1)	$ 1,655	$ 1,708	$ 1,248	$ 791	$ 253	$ 70	$ (295)	$ 5,430
Premiums, fees and other revenues	$ 23,929	$ 8,757	$ 6,969	$ 5,727	$ 2,347	$ 719	$ 3,513	$ 51,961
Less: adjustments to premiums, fees and other revenues	—	(75)	—	—	1	—	69	(5)
Adjusted premiums, fees and other revenues	$ 23,929	$ 8,832	$ 6,969	$ 5,727	$ 2,346	$ 719	$ 3,444	$ 51,966
Adjusted premiums, fees and other revenues on a constant currency basis (1)	$ 23,929	$ 8,832	$ 6,608	$ 5,392	$ 2,271	$ 719	$ 3,444	$ 51,195

_____

(1) Amounts for Group Benefits, RIS, MIM and Corporate & Other are shown on a reported basis, as constant currency impact is not significant.

Consolidated Results — Adjusted Earnings Available to Common Shareholders

Business Overview. Adjusted premiums, fees and other revenues for the year ended December 31, 2025 increased $5.0 billion, or 10%, compared to 2024. Adjusted premiums, fees and other revenues, net of foreign currency fluctuations, increased $5.2 billion, or 10%, compared to 2024, primarily due to growth in the pension risk transfer and U.K. longevity reinsurance businesses in the RIS segment, strong sales and solid persistency across the region in the Latin America segment, and growth in both core and voluntary products in the Group Benefits segment.

Adjusted premiums, fees and other revenues for the year ended December 31, 2024 increased $413 million, or 1%, compared to 2023. Adjusted premiums, fees and other revenues, net of foreign currency fluctuations, increased $1.2 billion, or 2%, compared to 2023, primarily due to growth in both core and voluntary products in the Group Benefits segment and strong sales and solid persistency across the region in the Latin America segment, partially offset by the decline in Corporate & Other from business run-off.

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In millions)					
Group Benefits	$	1,692	$	1,606	$	1,655
RIS		1,671		1,667		1,708
Asia		1,702		1,621		1,282
Latin America		798		881		840
EMEA		367		283		265
MIM		200		55		70
Corporate & Other		(487)		(317)		(295)
Adjusted earnings available to common shareholders	$	5,943	$	5,796	$	5,525
Adjusted earnings available to common shareholders on a constant currency basis	$	5,943	$	5,742	$	5,430
Adjusted premiums, fees and other revenues	$	57,408	$	52,379	$	51,966
Adjusted premiums, fees and other revenues on a constant currency basis	$	57,408	$	52,178	$	51,195

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Unless otherwise stated, all amounts discussed below are net of income tax and foreign currency fluctuations. Foreign currency fluctuations can result in significant variances in the financial statement line items.

Adjusted Earnings Available to Common Shareholders - Increased $147 million on a reported basis, primarily due to the following business drivers:

Reinsurance Transaction - Decreased adjusted earnings available to common shareholders by approximately $7 million in Corporate & Other as a result of a reinsurance transaction that closed in December 2025

Foreign Currency - Decreased adjusted earnings available to common shareholders by $54 million, primarily in the Latin America and Asia segments

Market Factors **-** Increased adjusted earnings available to common shareholders by $130 million:

- Variable investment income increased **-** higher returns on real estate funds, private equity funds and mortgage loan funds, partially offset by lower returns on corporate debt funds

Partially offset by:

- Higher interest credited expenses - higher average interest crediting rates on long-duration products in the Asia segment and growth in long-duration products in the RIS segment, largely offset by lower average interest credited expenses in the Group Benefits and Latin America segments and Corporate & Other

- Recurring investment income decreased - lower average invested assets in Corporate & Other due to business run-off and lower income on derivatives, largely offset by positive flows from pension risk transfer transactions and funding agreement issuances in the RIS segment, higher income on real estate investments (which includes the impact of the fourth quarter 2025 change to the definition of adjusted earnings to exclude depreciation of wholly-owned real estate and REJVs), higher yields on fixed income securities and higher returns on FVO securities

Volume Growth - Increased adjusted earnings available to common shareholders by $301 million:

- Higher average invested assets, primarily in the Asia and Latin America segments

- Higher sales and business growth in the majority of our segments

Partially offset by:

- Increase in interest credited expenses on long-duration products, primarily in the Asia and Latin America segments

Underwriting and Other Insurance Adjustments - Decreased adjusted earnings available to common shareholders by $219 million:

- Lower surrender charges and unfavorable claims experience in the Asia segment

- Unfavorable morbidity results, primarily in the Group Benefits segment

- Lower fees in our annuities business in Corporate & Other

Interest Expense on Debt - Decreased adjusted earnings available to common shareholders by $20 million:

- Subordinated debt securities issuance in March 2025

- Senior note issuances in June 2024, September 2024 and June 2025

Partially offset by:

- Senior note repayments at maturity in April 2024, March 2025 and November 2025

- Decreased interest expense on surplus notes

Expenses - Increased adjusted earnings available to common shareholders by $152 million:

- Lower expenses consistent with business run-off in Corporate & Other

- Lower employee-related and corporate-related expenses in Corporate & Other

Notable Items - Actuarial assumption review and other insurance adjustments, litigation reserves and settlement costs, and tax adjustments - Decreased adjusted earnings available to common shareholders by $69 million on a reported basis:

	Years Ended December 31,					
	2025		2024		Variance	
	(In millions, net of income tax)					
Group Benefits	$	(2)	$	(58)	$	56
RIS		13		104		(91)
Asia		70		(41)		111
Latin America		(104)		4		(108)
EMEA		(1)		(5)		4
MIM		—		—		—
Corporate & Other		(19)		22		(41)
Total	$	(43)	$	26	$	(69)

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Unless otherwise stated, all amounts discussed below are net of income tax and foreign currency fluctuations. Foreign currency fluctuations can result in significant variances in the financial statement line items.

Adjusted Earnings Available to Common Shareholders - Increased $271 million on a reported basis, primarily due to the following business drivers:

Reinsurance Transaction - Decreased adjusted earnings available to common shareholders by approximately $170 million as a result of the reinsurance transaction that closed in November 2023 in Corporate & Other

Foreign Currency - Decreased adjusted earnings available to common shareholders by $95 million, primarily in the Latin America and Asia segments

Market Factors **-** Increased adjusted earnings available to common shareholders by $232 million:

- Variable investment income increased **-** higher returns on private equity funds

- Recurring investment income increased **-** higher yields on fixed income securities and mortgage loans, as well as the impact of tax equity investments accounted for under the proportional amortization method in 2024, partially offset by lower income on derivatives and real estate investments

Largely offset by:

- Higher average interest crediting rates on investment-type and certain insurance products, primarily in the RIS and Asia segments

Volume Growth - Increased adjusted earnings available to common shareholders by $189 million:

- Higher average invested assets, primarily in the RIS and Latin America segments

- Higher sales and business growth in the EMEA and Latin America segments

Largely offset by:

- Increase in interest credited expenses on long-duration products, primarily in the RIS segment

Underwriting and Other Insurance Adjustments - Increased adjusted earnings available to common shareholders by $190 million:

- Favorable mortality results, primarily in the Group Benefits segment, higher surrender charges in the Asia segment, and favorable morbidity experience in Corporate & Other, partially offset by unfavorable morbidity experience in the Group Benefits segment

- Favorable change from refinements to certain insurance assets and other liabilities in both years, primarily in the Asia and Group Benefits segments, partially offset by an unfavorable change to certain insurance liabilities in the RIS segment

Expenses - Decreased adjusted earnings available to common shareholders by $132 million:

- Higher direct expenses, including employee-related and technology costs, in most of the segments

- Higher litigation reserves

Partially offset by:

- Lower corporate-related expenses, primarily in Corporate & Other

Taxes - Unfavorable change in effective tax rate - 24% in 2024 compared to 22% in 2023:

- 2024 effective tax rate on income before provision for income tax was 24% compared to the U.S. statutory rate of 21% primarily due to tax charges from:

  ◦ Foreign earnings taxed at higher statutory rates than the U.S. statutory rate and foreign losses taxed at lower statutory rates

  Partially offset by tax benefits from:

  ◦ Non-taxable investment income

  ◦ Low income housing and other tax credits, partially offset by the impact of tax equity investments accounted for under the proportional amortization method in 2024

  ◦ Corporate tax deduction for stock compensation

- 2023 effective tax rate on income before provision for income tax was 22% compared to the U.S. statutory rate of 21% primarily due to tax charges from:

  ◦ Foreign earnings taxed at higher statutory rates than the U.S. statutory rate and foreign losses taxed at lower statutory rates

  Partially offset by tax benefits from:

  ◦ Low income housing and other tax credits

  ◦ Non-taxable investment income

  ◦ Corporate tax deduction for stock compensation

Notable Items - Actuarial assumption review and other insurance adjustments, litigation reserves and settlement costs, and tax adjustments - Increased adjusted earnings available to common shareholders by $88 million on a reported basis:

| | Years Ended December 31, | | Variance |
| | 2024 | 2023 | |
	(In millions, net of income tax)		
Group Benefits	$ (58)	$ 27	$ (85)
RIS	104	61	43
Asia	(41)	(94)	53
Latin America	4	—	4
EMEA	(5)	18	(23)
MIM	—	—	—
Corporate & Other	22	(74)	96
Total	$ 26	$ (62)	$ 88

Segment Results and Corporate & Other

Group Benefits

Business Overview. Adjusted premiums, fees and other revenues for the year ended December 31, 2025 increased $599 million, or 2%, compared to 2024, primarily driven by growth in both core and voluntary products, partially offset by a decrease in premiums related to our participating life contracts, which can fluctuate with claims experience.

Adjusted premiums, fees and other revenues for the year ended December 31, 2024 increased $941 million, or 4%, compared to 2023, primarily driven by growth in both core and voluntary products, partially offset by a decrease in premiums related to our participating life contracts, which can fluctuate with claims experience.

	Years Ended December 31,					
	2025		2024		2023	
	(In millions)					
Adjusted earnings	$	1,692	$	1,606	$	1,655
Adjusted premiums, fees and other revenues	$	25,469	$	24,870	$	23,929

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Unless otherwise stated, all amounts discussed below are net of income tax.

Adjusted Earnings - Increased $86 million primarily due to the following business drivers:

Market Factors - Increased adjusted earnings by $45 million:

- Interest credited expenses decreased - lower average interest crediting rates on retained asset accounts

- Variable investment income increased - higher returns on private equity funds and real estate funds

Partially offset by:

- Recurring investment income decreased - lower yields on fixed income securities

Volume Growth - Increased adjusted earnings by $47 million:

- Growth in both core and voluntary products

Underwriting and Other Insurance Adjustments - Decreased adjusted earnings by $41 million:

- Unfavorable morbidity - higher incidence and severity in the disability business, partially offset by favorable rate actions within the dental business

- Unfavorable change from refinements to certain insurance liabilities in both years

Partially offset by:

- Favorable mortality - primarily due to lower claim incidence and severity in our term life business

Expenses - Decreased adjusted earnings by $18 million:

- Higher commissions and other variable expenses and higher legal plan utilization exceeded a corresponding increase in adjusted premiums, fees and other revenues

Notable Items - Increased adjusted earnings by $56 million:

- 2025 notable item - unfavorable impact of $2 million - actuarial assumption review

- 2024 notable items - unfavorable impact of $58 million - actuarial assumption review and other insurance adjustments, which includes an unfavorable refinement on certain life policies

Unless otherwise stated, all amounts discussed below are net of income tax.

Adjusted Earnings - Decreased $49 million primarily due to the following business drivers:

Market Factors - Decreased adjusted earnings by $27 million:

- Recurring investment income decreased - lower income on derivatives, partially offset by higher yields on fixed income securities

Volume Growth - Increased adjusted earnings by $18 million:

- Growth in both core and voluntary products

Underwriting and Other Insurance Adjustments - Increased adjusted earnings by $88 million:

- Favorable mortality - primarily due to lower claims incidence in our life business
- Favorable change from refinements to certain insurance and other liabilities in both years

Partially offset by:

- Unfavorable morbidity - (i) higher incidence in the accident & health business, (ii) higher claims in vision, and (iii) higher utilization and the impact of prior year development in dental, partially offset by (a) favorable claims experience and rate actions in our pet insurance business and (b) higher recoveries and a favorable reserve adjustment in 2024 in our disability business

Expenses - Decreased adjusted earnings by $43 million:

- Higher legal plan utilization and higher technology, employee-related and various other operating expenses exceeded the corresponding increase in adjusted premiums, fees and other revenues

Notable Items - Decreased adjusted earnings by $85 million:

- 2024 notable items - unfavorable impact of $58 million - actuarial assumption review and other insurance adjustments, which includes an unfavorable refinement on certain life policies
- 2023 notable item - favorable impact of $27 million - actuarial assumption review

Retirement & Income Solutions

Business Overview. Adjusted premiums, fees and other revenues for the year ended December 31, 2025 increased $3.7 billion, or 43%, compared to 2024. The increase was primarily driven by growth in our pension risk transfer and U.K. longevity reinsurance businesses. Changes in premiums were more than offset by a corresponding change in policyholder benefits, both of which are reported net of ceded reinsurance.

Adjusted premiums, fees and other revenues for the year ended December 31, 2024 decreased $238 million, or 3%, compared to 2023. The decrease was primarily driven by lower premiums from our pension risk transfer and post-retirement benefit businesses, largely offset by growth in our U.K. longevity reinsurance and institutional income annuities businesses. Changes in premiums were partially offset by a corresponding change in policyholder benefits, both of which are reported net of ceded reinsurance.

	Years Ended December 31,					
		2025		2024		2023
		(In millions)				
Adjusted earnings	$	1,671	$	1,667	$	1,708
Adjusted premiums, fees and other revenues	$	12,262	$	8,594	$	8,832

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Unless otherwise stated, all amounts discussed below are net of income tax.

Adjusted Earnings - Increased $4 million primarily due to the following business drivers:

Market Factors - Increased adjusted earnings by $78 million:

- Variable investment income increased - higher returns on private equity funds, real estate funds, and mortgage loan funds

- Recurring investment income increased - positive flows from pension risk transfer transactions and funding agreement issuances, largely offset by the impact from a reinsurance transaction coupled with lower income on derivatives and an increase in fees paid to MIM due to the transition to current market rate fees in 2025

Largely offset by:

- Higher interest credited expenses - growth in investment-type and certain insurance products, partially offset by the impact from a reinsurance transaction

Expenses - Increased adjusted earnings by $17 million:

- Impact of certain product movements as a result of the Strategic Reorganization

Notable Items - Decreased adjusted earnings by $91 million:

- 2025 notable item - favorable impact of $13 million - actuarial assumption review

- 2024 notable item - favorable impact of $104 million - actuarial assumption review

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Unless otherwise stated, all amounts discussed below are net of income tax.

Adjusted Earnings - Decreased $41 million primarily due to the following business drivers:

Market Factors - Decreased adjusted earnings by $97 million:

- Higher average interest crediting rates primarily on investment-type products

Largely offset by:

- Variable investment income increased - higher returns on private equity funds

- Recurring investment income increased - higher yields on fixed income securities and mortgage loans, partially offset by lower income on derivatives

Volume Growth - Increased adjusted earnings by $62 million:

- Positive flows from pension risk transfer transactions and funding agreement issuances resulted in higher average invested assets

Largely offset by:

- Increase in interest credited expenses on long-duration products

Underwriting and Other Insurance Adjustments - Decreased adjusted earnings by $32 million:

- Unfavorable refinements to certain insurance liabilities

Expenses - Decreased adjusted earnings by $39 million:

- Higher expenses, including certain employee-related costs

Notable Items - Increased adjusted earnings by $43 million:

- 2024 notable item - favorable impact of $104 million - actuarial assumption review

- 2023 notable item - favorable impact of $61 million - actuarial assumption review

Asia

Business Overview. Adjusted premiums, fees and other revenues for the year ended December 31, 2025 increased $11 million, or less than 1%, compared to 2024. Adjusted premiums, fees and other revenues, net of foreign currency fluctuations, increased $45 million, or 1%, compared to 2024, as increases in premiums in life products in Korea and Bangladesh were largely offset by lower fee income from Japan's foreign currency-denominated life and annuity products and a decrease in premiums from Japan's accident & health products.

Adjusted premiums, fees and other revenues for the year ended December 31, 2024 decreased $212 million, or 3%, compared to 2023. Adjusted premiums, fees and other revenues, net of foreign currency fluctuations, increased $149 million, or 2%, compared to 2023, as increases in premiums in Korea and Australia, as well as fee income from Japan's foreign currency life and annuity products, were partially offset by a decrease in premiums from Japan's accident & health and yen-denominated life products.

	Years Ended December 31,					
	2025		2024		2023	
	(In millions)					
Adjusted earnings	$	1,702	$	1,621	$	1,282
Adjusted earnings on a constant currency basis	$	1,702	$	1,605	$	1,248
Adjusted premiums, fees and other revenues	$	6,768	$	6,757	$	6,969
Adjusted premiums, fees and other revenues on a constant currency basis	$	6,768	$	6,723	$	6,608

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Unless otherwise stated, all amounts discussed below are net of income tax and foreign currency fluctuations. Foreign currency fluctuations can result in significant variances in the financial statement line items.

Adjusted Earnings - Increased $81 million on a reported basis, primarily due to the following business drivers:

Foreign Currency - Decreased adjusted earnings by $16 million:

- Korean won and Australian dollar weakened against the U.S. dollar

Market Factors - Increased adjusted earnings by $42 million:

- Recurring investment income increased - higher yields on fixed income securities and higher income on derivatives

- Variable investment income increased - higher returns on real estate funds and private equity funds, partially offset by lower returns on corporate debt funds

Largely offset by:

- Interest credited expenses increased - higher average interest crediting rates on investment-type and certain insurance products

Volume Growth - Increased adjusted earnings by $110 million:

- Business growth across the region, mainly driven by higher positive net flows, which resulted in higher average invested assets

Largely offset by:

- Increase in interest credited expenses on long-duration products

Underwriting and Other Insurance Adjustments - Decreased adjusted earnings by $113 million:

- Lower surrender charges in Japan

- Unfavorable claims experience in Australia

- Unfavorable change from refinements to certain insurance liabilities in both years

Taxes - Decreased adjusted earnings by $41 million:

- Unfavorable change in Japan - impact from a tax rate change in 2025

- Unfavorable change in Korea - higher dividend withholding tax and impact from a tax rate change in 2025 and tax benefits due to a tax audit settlement in 2024

Notable Items - Increased adjusted earnings by $111 million on a reported basis:

- 2025 notable item - favorable impact of $70 million - actuarial assumption review

- 2024 notable item - unfavorable impact of $41 million - actuarial assumption review

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Unless otherwise stated, all amounts discussed below are net of income tax and foreign currency fluctuations. Foreign currency fluctuations can result in significant variances in the financial statement line items.

Adjusted Earnings - Increased $339 million on a reported basis, primarily due to the following business drivers:

Foreign Currency - Decreased adjusted earnings by $34 million:

- Japanese yen and Korean won weakened against the U.S. dollar

Market Factors - Increased adjusted earnings by $193 million:

- Variable investment income increased - higher returns on private equity funds

- Recurring investment income increased - higher yields on fixed income securities

Partially offset by:

- Higher average interest crediting rates on investment-type and certain insurance products

Underwriting and Other Insurance Adjustments - Increased adjusted earnings by $89 million:

- Higher surrender charges in Japan

- Favorable change from refinements to certain insurance assets and liabilities in both years

Taxes - Increased adjusted earnings by $41 million:

- Favorable change in Japan - lower premium tax due to lower sales and tax benefits from higher foreign earnings taxed at lower rates in 2024

- Favorable change in Korea - tax benefits due to lower dividend withholding tax as a result of a rate decrease and a tax audit settlement in 2024

Notable Items - Increased adjusted earnings by $53 million on a reported basis:

- 2024 notable item - unfavorable impact of $41 million - actuarial assumption review

- 2023 notable item - unfavorable impact of $94 million - actuarial assumption review

Latin America

Business Overview. Adjusted premiums, fees and other revenues for the year ended December 31, 2025 increased $670 million, or 11%, compared to 2024. Adjusted premiums, fees and other revenues, net of foreign currency fluctuations, increased $855 million, or 15%, compared to 2024, mainly driven by strong sales and solid persistency across the region.

Adjusted premiums, fees and other revenues for the year ended December 31, 2024 increased $209 million, or 4%, compared to 2023. Adjusted premiums, fees and other revenues, net of foreign currency fluctuations, increased $544 million, or 10%, compared to 2023, mainly driven by strong sales and solid persistency across the region.

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In millions)					
Adjusted earnings	$	798	$	881	$	840
Adjusted earnings on a constant currency basis	$	798	$	846	$	791
Adjusted premiums, fees and other revenues	$	6,606	$	5,936	$	5,727
Adjusted premiums, fees and other revenues on a constant currency basis	$	6,606	$	5,751	$	5,392

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Unless otherwise stated, all amounts discussed below are net of income tax and foreign currency fluctuations. Foreign currency fluctuations can result in significant variances in the financial statement line items.

Adjusted Earnings - Decreased $83 million on a reported basis, primarily due to the following business drivers:

Foreign Currency - Decreased adjusted earnings by $35 million:

- Mexican peso weakened against the U.S. dollar

Market Factors - Decreased adjusted earnings by $28 million:

- Recurring investment income decreased - lower yields on fixed income securities and mortgage loans; partially offset by higher returns on our Chilean encaje within FVO securities, driven by an increase in bond index returns
- Other revenues decreased - settlement of foreign currency hedges

Largely offset by:

- Interest credited expenses decreased - lower average interest crediting rates on investment-type products

Volume Growth - Increased adjusted earnings by $95 million:

- Strong sales of single premium immediate annuities in Chile resulted in higher average invested assets
- Higher sales resulted in higher average invested assets in Mexico and Brazil

Partially offset by:

- Increase in interest credited expenses on investment-type and certain insurance products

Underwriting and Other Insurance Adjustments - Decreased adjusted earnings by $21 million:

- Favorable refinements to certain insurance liabilities primarily in Chile and Mexico in 2024

Expenses - Increased adjusted earnings by $10 million:

- An increase in adjusted premiums, fees, and other revenues exceeded the corresponding increase in expenses

Taxes - Increased adjusted earnings by $6 million:

- Income tax refund in Chile

Partially offset by:

- Tax adjustments in both years - recurring tax item related to inflation and adjustments related to the filing of the tax returns in Chile, Mexico and U.S.

Notable Items - Decreased adjusted earnings by $108 million:

- 2025 notable items - unfavorable impact of $104 million comprised of unfavorable impacts of $4 million - actuarial assumption review and $100 million - tax adjustments related to the resolution of an industry-wide value-added tax matter in Mexico

- 2024 notable item - favorable impact of $4 million - actuarial assumption review

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Unless otherwise stated, all amounts discussed below are net of income tax and foreign currency fluctuations. Foreign currency fluctuations can result in significant variances in the financial statement line items.

Adjusted Earnings - Increased $41 million on a reported basis, primarily due to the following business drivers:

Foreign Currency - Decreased adjusted earnings by $49 million:

- Chilean and Mexican peso weakened against the U.S. dollar

Volume Growth - Increased adjusted earnings by $95 million:

- Strong sales of single premium immediate annuities in Chile resulted in higher average invested assets

- Higher sales, primarily in Mexico and Chile

Partially offset by:

- Increase in interest credited expenses on long-duration products

Underwriting and Other Insurance Adjustments - Increased adjusted earnings by $22 million:

- Favorable refinements to certain insurance liabilities primarily in Chile and Mexico

Expenses - Decreased adjusted earnings by $13 million:

- Higher corporate-related and various other operating expenses, primarily in Mexico and Chile

Other - Decreased adjusted earnings by $15 million, includes

- Higher amortization of DAC

Notable Items - Increased adjusted earnings by $4 million:

- 2024 notable item - favorable impact of $4 million - actuarial assumption review

Business Overview. Adjusted premiums, fees and other revenues for the year ended December 31, 2025 increased $353 million, or 14%, compared to 2024. Adjusted premiums, fees and other revenues, net of foreign currency fluctuations, increased $335 million, or 13%, compared to 2024, primarily due to growth in our (i) corporate solutions business in the U.K., the Gulf and Egypt, (ii) credit life business in Turkey and Romania, (iii) accident & health and ordinary life businesses across the region, and (iv) pension business in Turkey.

Adjusted premiums, fees and other revenues for the year ended December 31, 2024 increased $202 million, or 9%, compared to 2023. Adjusted premiums, fees and other revenues, net of foreign currency fluctuations, increased $277 million, or 12%, compared to 2023 primarily due to increases in our (i) corporate solutions business in the Gulf, the U.K. and Egypt, (ii) credit life and pension businesses in Turkey and Romania, and (iii) accident & health business across the region.

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In millions)					
Adjusted earnings	$	367	$	283	$	265
Adjusted earnings on a constant currency basis	$	367	$	280	$	253
Adjusted premiums, fees and other revenues	$	2,901	$	2,548	$	2,346
Adjusted premiums, fees and other revenues on a constant currency basis	$	2,901	$	2,566	$	2,271

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Unless otherwise stated, all amounts discussed below are net of income tax and foreign currency fluctuations. Foreign currency fluctuations can result in significant variances in the financial statement line items.

Adjusted Earnings - Increased $84 million on a reported basis, primarily due to the following business drivers:

Foreign Currency - Decreased adjusted earnings by $3 million:

- Turkish lira and Egyptian pound weakened against the U.S. dollar

Largely offset by:

- Euro and British pound strengthened against the U.S. dollar

Market Factors - Increased adjusted earnings by $20 million:

- Recurring investment income increased - higher yields on fixed income securities

Partially offset by:

- Interest credited expense increased - higher average interest crediting rates on investment-type products

Volume Growth - Increased adjusted earnings by $67 million:

- Increase in sales and business growth:
    ◦ Credit life business in Turkey and Romania
    ◦ Accident & health and ordinary life businesses across the region
    ◦ Corporate solutions business in the Gulf, the U.K. and Egypt
    ◦ Pension business in Turkey

Underwriting and Other Insurance Adjustments - Increased adjusted earnings by $4 million:

- Favorable underwriting experience across the region

Taxes - Decreased adjusted earnings by $11 million:

- Tax-related adjustments in both years

Notable Items - Increased adjusted earnings by $4 million on a reported basis:

- 2025 notable item - unfavorable impact of $1 million - actuarial assumption review

- 2024 notable item - unfavorable impact of $5 million - actuarial assumption review

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Unless otherwise stated, all amounts discussed below are net of income tax and foreign currency fluctuations. Foreign currency fluctuations can result in significant variances in the financial statement line items.

Adjusted Earnings - Increased $18 million on a reported basis, primarily due to the following business drivers:

Foreign Currency - Decreased adjusted earnings by $12 million:

- Turkish lira and Egyptian pound weakened against the U.S. dollar

Market Factors - Increased adjusted earnings by $29 million:

- Recurring investment income increased - higher yields on fixed income securities

Volume Growth - Increased adjusted earnings by $51 million:

- Increase in sales and business growth of:

  ◦ Credit life and pension businesses in Turkey and Romania

  ◦ Corporate solutions business in the Gulf, the U.K. and Egypt

  ◦ Accident & health business across the region

Underwriting and Other Insurance Adjustments - Decreased adjusted earnings by $4 million:

- Unfavorable change from refinements to certain insurance liabilities in both years

Partially offset by:

- Favorable underwriting experience across the region

Expenses - Decreased adjusted earnings by $36 million:

- Higher direct expenses, including employee-related costs and various other operating expenses across the region

Taxes - Increased adjusted earnings by $13 million

- Tax-related adjustments in both years

Notable Items - Decreased adjusted earnings by $23 million on a reported basis:

- 2024 notable item - unfavorable impact of $5 million - actuarial assumption review

- 2023 notable items - favorable impact of $18 million - actuarial assumption review and other insurance adjustments

MetLife Investment Management

Business Overview. Other revenues for the year ended December 31, 2025 increased $214 million, or 30%, compared to 2024, primarily as a result of the Company amending agreements between MIM and other MetLife entities to manage general account investments at current market rate fees, effective January 1, 2025, a change from 2024. In addition, there was growth in other revenues from an increase in MIM General Account AUM, and net inflows and an acquisition that increased Institutional Client AUM, primarily from real estate, public fixed income and private fixed income.

Other revenues for the year ended December 31, 2024 were nearly unchanged compared to 2023, as growth in general account revenues was offset by lower Institutional Client revenues primarily from real estate, private fixed income and public fixed income.

| | | Years Ended December 31, | | | |
	2025		2024		2023
			(In millions)		
Adjusted earnings	$ 200	$	55	$	70
Other revenues by client segment:					
Institutional Client	$ 369	$	301	$	316
General Account	563		417		403
Other revenues	$ 932	$	718	$	719

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Unless otherwise stated, all amounts discussed below are net of income tax.

Adjusted Earnings - Increased $145 million primarily due to the following business drivers:

Volume Growth - Increased adjusted earnings by $19 million:

- Higher general account revenues - MIM General Account AUM growth from MetLife's insurance operations
- Higher Institutional Client revenues - higher Institutional Client AUM from organic business growth and an acquisition, primarily from real estate, public fixed income and private fixed income

Operating Margin Expansion - Increased adjusted earnings by $126 million:

- Transition to current market rate fees in 2025 for general account investments, coupled with expense management

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Unless otherwise stated, all amounts discussed below are net of income tax.

Adjusted Earnings - Decreased $15 million primarily due to the following business drivers:

Operating Margin Expansion - Decreased adjusted earnings by $15 million:

- Higher corporate-related expenses

Corporate & Other

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In millions)					
Adjusted earnings available to common shareholders	$	(487)	$	(317)	$	(295)
Adjusted premiums, fees and other revenues	$	2,470	$	2,956	$	3,444

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Unless otherwise stated, all amounts discussed below are net of income tax.

Adjusted Earnings Available to Common Shareholders - Decreased $170 million primarily due to the following business drivers:

Reinsurance Transaction - Decreased adjusted earnings available to common shareholders by approximately $7 million as a result of a reinsurance transaction that closed in December 2025

Market Factors - Decreased adjusted earnings available to common shareholders by $151 million:

- Recurring investment income decreased - lower average invested assets due to business run-off and lower yields on mortgage loans, as well as an increase in fees paid to MIM due to the transition to current market rate fees in 2025, partially offset by higher income on real estate investments (which includes the impact of the fourth quarter 2025 change to the definition of adjusted earnings to exclude depreciation of wholly-owned real estate and REJVs)

Largely offset by:

- Interest credited expenses decreased - primarily as a result of the Strategic Reorganization

- Variable investment income increased - higher returns on private equity funds, mortgage loan funds and real estate funds, partially offset by lower returns on corporate debt funds

Volume Growth - Decreased adjusted earnings available to common shareholders by $37 million:

- Decline due to business run-off

Underwriting and Other Insurance Adjustments - Decreased adjusted earnings available to common shareholders by $42 million:

- Lower fees in our annuities business

- Unfavorable morbidity experience in our long-term care business

Partially offset by:

- Lower dividend expense due to business run-off

Interest Expense on Debt - Decreased adjusted earnings available to common shareholders by $20 million:

- Subordinated debt securities issuance in March 2025

- Senior note issuances in June 2024, September 2024 and June 2025

Partially offset by:

- Senior note repayments at maturity in April 2024, March 2025 and November 2025

- Decreased interest expense on surplus notes

Other Expenses - Increased adjusted earnings available to common shareholders by $138 million:

- Lower expenses consistent with business run-off, largely offset by the impact of certain product movements as a result of the Strategic Reorganization

- Lower employee-related and corporate-related expenses

Taxes - Decreased adjusted earnings available to common shareholders by $19 million:

- Tax adjustments in both years - adjustments related to the filing of the U.S. tax return, partially offset by additional tax credits

Notable Items - Decreased adjusted earnings available to common shareholders by $41 million:

- 2025 notable items - unfavorable impact of $19 million comprised of unfavorable impact of $32 million - litigation reserves, partially offset by favorable impact of $13 million - actuarial assumption review and other insurance adjustments

- 2024 notable items - favorable impact of $22 million comprised of favorable impacts of $57 million - tax adjustments related to interest associated with a tax refund and $12 million - actuarial assumption review and other insurance adjustments, partially offset by unfavorable impact of $47 million - litigation reserves

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Unless otherwise stated, all amounts discussed below are net of income tax.

Adjusted Earnings Available to Common Shareholders - Decreased $22 million primarily due to the following business drivers:

Reinsurance Transaction - Decreased adjusted earnings available to common shareholders by approximately $170 million as a result of the reinsurance transaction that closed in November 2023

Market Factors - Increased adjusted earnings available to common shareholders by $134 million:

- Variable investment income increased - higher returns on private equity funds
- Decrease in interest credited expenses on long-duration products

Partially offset by:

- Recurring investment income decreased slightly - lower average invested assets due to business run-off, lower income on derivatives, and lower income on real estate investments, offset by the impact of tax equity investments accounted for under the proportional amortization method in 2024 and higher yields on fixed income securities

Volume Growth - Decreased adjusted earnings available to common shareholders by $40 million:

- Decline due to business run-off

Underwriting and Other Insurance Adjustments - Increased adjusted earnings available to common shareholders by $27 million:

- Favorable morbidity experience in our long-term care business
- Lower dividend expense due to business run-off

Interest Expense on Debt - Increased adjusted earnings available to common shareholders by $11 million:

- Surplus notes repayments at maturity in January and February 2024
- Senior note repayment at maturity in April 2024
- Early senior note redemptions in February 2023 and April 2024
- Interest rate decrease on surplus notes

Partially offset by:

- Senior note issuances in July 2023, March 2024, June 2024 and September 2024

Other Expenses - Increased adjusted earnings available to common shareholders by $30 million:

- Lower costs associated with corporate initiatives and projects, as well as lower employee-related expenses

Partially offset by:

- Higher legal expenses

Taxes - Decreased adjusted earnings available to common shareholders by $116 million:

- Lower tax preferenced items, primarily due to the impact of tax equity investments accounted for under the proportional amortization method in 2024

Notable Items - Increased adjusted earnings available to common shareholders by $96 million:

- 2024 notable items - favorable impact of $22 million comprised of favorable impacts of $57 million - tax adjustments related to interest associated with a tax refund and $12 million - actuarial assumption review and other insurance adjustments, partially offset by unfavorable impact of $47 million - litigation reserves

- 2023 notable items - unfavorable impact of $76 million - litigation reserves, slightly offset by favorable impact of $2 million - actuarial assumption review and other insurance adjustments

Investments

Overview

We maintain a diversified global general account investment portfolio to support our mix of liabilities in our global businesses. We position our portfolio based on relative value and our view of the economy and financial markets. We maintain our focus on the appropriate level of diversification and asset quality.

We manage our investment portfolio using disciplined ALM principles, focusing on cash flow and duration to support our current and future liabilities. Our intent is to match the timing and amount of liability cash outflows with invested assets that have cash inflows of comparable timing and amount, while optimizing risk-adjusted investment income and risk-adjusted total return. Our investment portfolio is heavily weighted toward fixed income investments, with most of our portfolio invested in fixed maturity securities AFS and mortgage loans. These securities and loans have varying maturities and other characteristics which cause them to be generally well suited for matching the cash flow and duration of insurance liabilities.

Invested Assets and Cash and Cash Equivalents Subject to Ceded Reinsurance

The Company maintains invested assets and cash and cash equivalents that are subject to ceded reinsurance arrangements with third parties and joint ventures. "Reinsurance activity" relates to amounts subject to ceded reinsurance arrangements with third parties and joint ventures, including (i) the related investment returns and expenses which are passed through to the reinsurers and (ii) the corresponding invested assets and cash and cash equivalents. Reinsurance activity, unless otherwise stated, has been excluded from the amounts within the Investments sections of Management's Discussion and Analysis of Financial Condition and Results of Operations. See Note 9 of the Notes to the Consolidated Financial Statements for more information about reinsurance.

The following table presents the carrying value of invested assets and cash and cash equivalents subject to ceded reinsurance at:

	December 31, 2025	December 31, 2024
	(In millions)	
Fixed maturity securities AFS:		
U.S. corporate	$ 4,911	$ 790
U.S. government and agency	3,816	78
Residential mortgage-backed securities ("RMBS")	2,987	286
Foreign corporate	2,329	405
Asset-backed securities and collateralized loan obligations (collectively, "ABS & CLO")	2,139	201
Commercial mortgage-backed securities ("CMBS")	812	165
Foreign government	720	355
Municipals	486	111
Total fixed maturity securities AFS	18,200	2,391
Equity securities	105	—
Mortgage loans:		
Agricultural	910	—
Commercial	829	82
Residential	720	3
Total mortgage loans	2,459	85
Real estate and REJVs	9	—
Other limited partnership interests	205	11
Other invested assets - derivatives	25	—
Other invested assets - other	114	—
Short-term investments, cash and cash equivalents	1,314	206
Total invested assets and cash and cash equivalents subject to ceded reinsurance	$ 22,431	$ 2,693

Mortgage Loans Originated for Third Parties

The Company originates and acquires mortgage loans and, in certain cases, transfers proportional rights to cash flows from certain mortgage loans to third parties under participation agreements, which are recorded as secured borrowings. "Third-party mortgage loan activity" relates to amounts associated with mortgage loans originated and acquired for third parties, including (i) the related investment returns and expenses which are passed through to the third-party lenders and (ii) the corresponding mortgage loan assets. Third-party mortgage loan activity, unless otherwise stated, has been excluded from the amounts within the Investments sections of Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following table presents the information of mortgage loan assets originated and acquired and transferred to third parties:

Portfolio Segment	December 31, 2025	December 31, 2024
	Carrying Value	
	(In millions)	
Commercial	$ 6,017	$ 7,185
Agricultural	350	282
Total mortgage loan assets originated and acquired and transferred to third parties	$ 6,367	$ 7,467

Current Environment

As a global financial services company, we continue to be impacted by the changing global financial and economic environment, the fiscal and monetary policy of governments and central banks around the world and other governmental measures. Global inflation, supply chain disruptions and acts of war continue to impact the global economy and financial markets and have caused volatility in the global equity, credit and real estate markets. See "— Industry Trends — Financial and Economic Environment" for further information regarding conditions in the global financial markets and the economy generally which may affect us. These factors may persist for some time and may continue to impact pricing levels of risk-bearing investments, as well as our business operations, investment portfolio and derivatives. See "— Results of Operations — Consolidated Results" and "— Results of Operations — Consolidated Results — Adjusted Earnings Available to Common Shareholders" for impacts on our derivatives and analysis of the period over period changes in investment portfolio results and "Investments — Fixed Maturity Securities AFS — Evaluation of Fixed Maturity Securities AFS for Credit Loss — Evaluation of Fixed Maturity Securities AFS in an Unrealized Loss Position" in Note 11 of the Notes to the Consolidated Financial Statements for impacts on the net unrealized gain (loss) on our fixed maturity securities AFS.

Selected Country Investments

We have a market presence in numerous countries and, therefore, our investment portfolio, which supports our insurance operations and related policyholder liabilities, as well as our global portfolio diversification objectives, is exposed to risks posed by local political and economic conditions. The countries included in the following table have been the most affected by these risks. The table below presents a summary of selected country fixed maturity securities AFS, at estimated fair value, on a "country of risk basis" (i.e., where the issuer primarily conducts business).

Country	Selected Country Fixed Maturity Securities AFS at December 31, 2025		
	Sovereign (1)	Financial Services	Total (2)
	(Dollars in millions)		
Ukraine	$ 18	$ 2	$ 20
Russian Federation	15	—	15
Total	$ 33	$ 2	$ 35
Investment grade %	— %	— %	— %

_____

(1) Sovereign includes government and agency.

(2) The par value and amortized cost, net of ACL, of these securities were $68 million and $35 million, respectively, at December 31, 2025.

We manage direct and indirect investment exposure in the selected countries through fundamental analysis, and we continually monitor and adjust our level of investment exposure. We do not expect that our general account investments in these countries will have a material adverse effect on our results of operations or financial condition.

Investment Portfolio Results

See "— Overview" for a discussion of our investment portfolio and a summary of how we manage our investment portfolio. Below is a reconciliation of net investment income under GAAP to adjusted net investment income and our yield table. The yield table presentation is consistent with how we measure our investment performance for management purposes, and we believe it enhances understanding of our investment portfolio results.

Reconciliation of Net Investment Income under GAAP to Adjusted Net Investment Income

	Years Ended December 31,	
	2025	2024
	(In millions)	
Net investment income — GAAP	$ 22,559	$ 21,273
Investment hedge adjustments	410	604
Unit-linked investment income	(1,217)	(1,091)
Reinsurance activity	(489)	(31)
Depreciation of wholly-owned real estate and REJVs	72	
Other	97	(83)
Adjusted net investment income (1)	$ 21,432	$ 20,672

_____

(1) See "Financial Measure and Segment Accounting Policies" in Note 2 of the Notes to the Consolidated Financial Statements for a discussion of the adjustments made to net investment income under GAAP in calculating adjusted net investment income.

Yield Table

	Years Ended December 31,					
	2025			2024		
Asset Class	Yield% (1)		Amount	Yield% (1)		Amount
	(Dollars in millions)					
Fixed maturity securities (2), (3)	4.54 %	$	13,765	4.44 %	$	13,089
Mortgage loans (3)	5.20		4,096	5.29		4,378
Real estate and REJVs	3.48		475	(0.12)		(15)
Policy loans	5.63		449	5.60		453
Equity securities	4.26		23	4.38		23
Other limited partnership interests	8.28		1,194	6.73		965
Cash and short-term investments	4.26		903	5.04		961
Other invested assets			1,142			1,414
Investment income	4.91 %	$	22,047	4.80 %	$	21,268
Investment fees and expenses	(0.14)		(614)	(0.13)		(595)
Net investment income including divested businesses (4)	4.77 %	$	21,433	4.67 %	$	20,673
Less: net investment income from divested businesses (4)			1			1
Adjusted net investment income		$	21,432		$	20,672

_____

(1) We calculate annualized yields using adjusted net investment income as a percentage of average quarterly asset carrying values. Asset carrying values utilized in the calculation of yields exclude unrecognized unrealized gains (losses), Third-party mortgage loan activity, Reinsurance activity, collateral received in connection with our securities lending program, annuities funding structured settlement claims, freestanding derivative assets, collateral received from derivative counterparties, contractholder-directed equity securities and FVO securities held by collateralized financing entities. Invested assets reclassified to held-for-sale and ceded policy loans are included in the calculation of yields, but are otherwise excluded from asset carrying values. A yield is not presented for other invested assets, as it is not considered a meaningful measure of performance for this asset class.

(2) Fixed maturity securities in the yield table includes FVO securities; accordingly, investment income (loss) from fixed maturity securities includes amounts from FVO securities of $225 million and $205 million for the years ended December 31, 2025 and 2024, respectively. Asset carrying values of FVO securities are included in the calculation of average quarterly fixed maturity securities asset carrying values in the yield calculation.

(3) Investment income from fixed maturity securities and mortgage loans includes prepayment fees.

(4) See "Financial Measure and Segment Accounting Policies" in Note 2 of the Notes to the Consolidated Financial Statements for discussion of divested businesses.

See "— Results of Operations — Consolidated Results — Adjusted Earnings Available to Common Shareholders" for an analysis of the period over period changes in investment portfolio results.

Net Investment Gains (Losses)

We purchase investments to support our insurance liabilities and not to generate net investment gains and losses. However, net investment gains and losses are incurred and can change significantly from period to period due to changes in external influences, including changes in market factors such as interest rates, foreign currency exchange rates, credit spreads and equity markets; counterparty specific factors such as financial performance, credit rating and collateral valuation; and internal factors such as portfolio rebalancing. Changes in these factors from period to period can significantly impact the levels of provision for credit loss and impairments on our investment portfolio, as well as realized gains and losses on investments sold.

See "— Results of Operations — Consolidated Results" for an analysis of the year-over-year changes in realized gains (losses) on investments sold, provision (release) for credit loss and impairments and non-investment portfolio gains (losses).

Fixed Maturity Securities AFS and Equity Securities

The following table presents public and private fixed maturity securities AFS and equity securities held at:

| | December 31, | | | |
| | 2025 | | 2024 | |
Securities by Type	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
Fixed maturity securities AFS				
Publicly traded	$ 213,182	71.6 %	$ 201,259	72.2 %
Privately placed	84,549	28.4	77,393	27.8
Total fixed maturity securities AFS, excluding Reinsurance activity	$ 297,731	100.0 %	$ 278,652	100.0 %
Reinsurance activity	18,200		2,391	
Total fixed maturity securities AFS	$ 315,931		$ 281,043	
Percentage of cash and invested assets, excluding Reinsurance activity	63.1 %		60.7 %	
Equity securities				
Publicly traded	$ 543	72.1 %	$ 474	66.6 %
Privately held	210	27.9	238	33.4
Total equity securities, excluding Reinsurance activity	$ 753	100.0 %	$ 712	100.0 %
Reinsurance activity	105		—	
Total equity securities	$ 858		$ 712	
Percentage of cash and invested assets, excluding Reinsurance activity	0.2 %		0.2 %	

See Note 11 of the Notes to the Consolidated Financial Statements for information about fixed maturity securities AFS by sector, contractual maturities, continuous gross unrealized losses and equity securities by security type and the related cost, net unrealized gains (losses) and estimated fair value of these securities; as well as realized gains (losses) on sales and disposals and unrealized net gains (losses) recognized in earnings.

Included within fixed maturity securities AFS are structured securities, including RMBS, ABS & CLO and CMBS (collectively, "Structured Products"). See "— Structured Products" for further information.

Valuation of Securities. We are responsible for the determination of the estimated fair value of our investments. We determine the estimated fair value of publicly traded securities after considering one of three primary sources of information: quoted market prices in active markets, independent pricing services, or independent broker quotations. We determine the estimated fair value of privately placed securities after considering one of three primary sources of information: market standard internal matrix pricing, market standard internal discounted cash flow techniques, or independent pricing services (after we determine the independent pricing services' use of available observable market data). For publicly traded securities, the number of quotations obtained varies by instrument and depends on the liquidity of the particular instrument. Generally, we obtain prices from multiple pricing services to cover all asset classes and obtain multiple prices for certain securities, but ultimately utilize the price with the highest placement in the fair value hierarchy. Independent pricing services that value these instruments use market standard valuation methodologies based on data about market transactions and inputs from multiple pricing sources that are market observable or can be derived principally from or corroborated by observable market data. See Note 13 of the Notes to the Consolidated Financial Statements for a discussion of the types of market standard valuation methodologies utilized and key assumptions and observable inputs used in applying these standard valuation methodologies. When a price is not available in the active market or through an independent pricing service, management values the security primarily using market standard internal matrix pricing or discounted cash flow techniques, and non-binding quotations from independent brokers who are knowledgeable about these securities. Independent non-binding broker quotations utilize inputs that may be difficult to corroborate with observable market data. As shown in the following section, less than 1% of our fixed maturity securities AFS were valued using non-binding quotations from independent brokers at December 31, 2025.

Senior management, independent of the trading and investing functions, is responsible for the oversight of control systems and valuation policies for securities, mortgage loans, real estate and derivatives. On a quarterly basis, new transaction types and markets are reviewed and approved to ensure that observable market prices and market-based parameters are used for valuation, wherever possible, and for determining that valuation adjustments, when applied, are based upon established policies and are applied consistently over time. Senior management oversees the selection of independent third-party pricing providers and the controls and procedures to evaluate third-party pricing.

We review our valuation methodologies on an ongoing basis and revise those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting guidance through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. We ensure that prices received from independent brokers, also referred to herein as "consensus pricing," are representative of estimated fair value by considering such pricing relative to our knowledge of the current market dynamics and current pricing for similar investments.

On a quarterly basis, we also apply a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

We have reviewed the significance and observability of inputs used in the valuation methodologies to determine the appropriate fair value hierarchy level for each of our securities. Based on the results of this review and investment class analysis, each instrument is categorized as Level 1, 2 or 3 based on the lowest level significant input to its valuation. See Note 13 of the Notes to the Consolidated Financial Statements for valuation approaches and key inputs by major category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

Fair Value of Fixed Maturity Securities AFS and Equity Securities

Fixed maturity securities AFS and equity securities measured at estimated fair value on a recurring basis and their corresponding fair value pricing sources were as follows:

	December 31, 2025			
Level	**Fixed Maturity Securities AFS**		**Equity Securities**	
	(Dollars in millions)			
Level 1				
Quoted prices in active markets for identical assets	$ 15,738	5.3 %	$ 464	61.7 %
Level 2				
Independent pricing sources	250,726	84.2	74	9.8
Internal matrix pricing or discounted cash flow techniques	—	—	3	0.4
Significant other observable inputs	$ 250,726	84.2 %	$ 77	10.2 %
Level 3				
Independent pricing sources	29,737	10.0	96	12.7
Internal matrix pricing or discounted cash flow techniques	1,091	0.4	110	14.6
Independent broker quotations	439	0.1	6	0.8
Significant unobservable inputs	$ 31,267	10.5 %	$ 212	28.1 %
Total fixed maturity securities AFS and equity securities at estimated fair value, excluding Reinsurance activity	$ 297,731	100.0 %	$ 753	100.0 %
Reinsurance activity	18,200		105	
Total fixed maturity securities AFS and equity securities at estimated fair value	$ 315,931		$ 858	

See Note 13 of the Notes to the Consolidated Financial Statements for the fixed maturity securities AFS and equity securities fair value hierarchy; a rollforward of the fair value measurements for securities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs; transfers into and/or out of Level 3; and further information about the valuation approaches and inputs by level by major classes of invested assets that affect the amounts reported above.

The majority of the Level 3 fixed maturity securities AFS and equity securities were concentrated in three sectors at December 31, 2025: foreign corporate securities, U.S. corporate securities and RMBS. During the year ended December 31, 2025, Level 3 fixed maturity securities AFS decreased by $3.3 billion, or 9.5%. The decrease was driven by transfers out of Level 3 in excess of transfers into Level 3 and an increase in Reinsurance activity, offset by purchases in excess of sales and an increase in estimated fair value recognized in OCI.

Fixed Maturity Securities AFS Credit Quality — Ratings

The Securities Valuation Office of the NAIC evaluates the fixed maturity securities of insurers for regulatory reporting and capital assessment purposes. The NAIC assigns securities to one of six credit quality categories defined as "NAIC designations." In general, securities with NAIC designations of 1 and 2 are considered investment grade and securities with NAIC designations of 3 through 6 are considered below investment grade. If no NAIC designation is available, then, as permitted by the NAIC, an internally developed designation is used.

NAIC designations for non-agency RMBS and CMBS are based on a modeling methodology that estimates security level expected losses under a variety of economic scenarios. The modeling methodology for non-agency RMBS and CMBS issued prior to January 1, 2013 incorporates the amortized cost of the security (including any purchase discounts and prior impairments) and the likelihood of recovery of the amortized cost; while for non-agency RMBS and CMBS issued after January 1, 2013, the modeling methodology does not incorporate the amortized cost of the security. The NAIC's objective with the modeling methodology is to increase accuracy in estimating expected losses and recovery value, and to use this credit quality assessment to determine an appropriate RBC charge for non-agency RMBS and CMBS. We utilize these NAIC designations for our non-agency RMBS and CMBS in our disclosures below. The NAIC evaluates non-agency RMBS and CMBS held by insurers on an annual basis. When we acquire non-agency RMBS and CMBS that have not been previously evaluated by the NAIC, an internally developed designation is used until a NAIC designation becomes available.

In addition to the six NAIC designations, the NAIC maintains 20 "NAIC designation categories" which is an additional, more granular credit quality categorization. These NAIC designation categories correspond more closely to the NRSRO's alpha-numeric credit quality ratings. The NAIC maintains unique RBC factors for each of the 20 NAIC designation categories. The NAIC's goal is to better align RBC charges on securities with the instruments' actual credit risk.

Rating agency ratings are based on availability of applicable ratings from rating agencies on the NAIC credit rating provider list, including Moody's Investors Service, Inc. ("Moody's"), S&P, Fitch Ratings Inc. ("Fitch"), Morningstar DBRS, A.M. Best Company, Inc. ("A.M. Best"), Kroll Bond Rating Agency, LLC and Egan-Jones Ratings Company. If no rating is available from a rating agency, then an internally developed rating is used.

NAIC designations are generally similar to the credit quality ratings of the NRSROs, except for (i) non-agency RMBS and CMBS as described above, and (ii) securities rated Ca or C by NRSROs, included within Caa and lower in our disclosures below, that are designated NAIC 6; accordingly, NAIC designations may not correspond to NRSRO ratings.

The following table presents total fixed maturity securities AFS by NRSRO rating, except for non-agency RMBS and CMBS, which are presented using NAIC designations for modeled securities. In addition, in the following table, the applicable NAIC designation from the NAIC published comparison of NRSRO ratings to NAIC designations is provided.

		December 31,							
		2025				2024			
NRSRO Rating	NAIC Designation	Amortized Cost net of ACL	Unrealized Gains (Losses)	Estimated Fair Value	% of Total	Amortized Cost net of ACL	Unrealized Gains (Losses)	Estimated Fair Value	% of Total
		(Dollars in millions)							
Aaa/Aa/A	1	$ 222,728	$ (18,870)	$ 203,858	68.5 %	$ 212,723	$ (20,624)	$ 192,099	68.9 %
Baa	2	83,314	(1,437)	81,877	27.5	79,308	(4,963)	74,345	26.7
Subtotal investment grade		306,042	(20,307)	285,735	96.0	292,031	(25,587)	266,444	95.6
Ba	3	8,212	61	8,273	2.8	8,834	(154)	8,680	3.1
B	4	3,460	(81)	3,379	1.1	3,279	(244)	3,035	1.1
Caa and lower	5	284	(35)	249	0.1	478	(53)	425	0.2
In or near default	6	110	(15)	95	—	106	(38)	68	—
Subtotal below investment grade		12,066	(70)	11,996	4.0	12,697	(489)	12,208	4.4
Total fixed maturity securities AFS, excluding Reinsurance activity		$ 318,108	$ (20,377)	$ 297,731	100.0 %	$ 304,728	$ (26,076)	$ 278,652	100.0 %
Reinsurance activity		18,844	(644)	18,200		2,533	(142)	2,391	
Total fixed maturity securities AFS		$ 336,952	$ (21,021)	$ 315,931		$ 307,261	$ (26,218)	$ 281,043	

The following tables present total fixed maturity securities AFS, at estimated fair value, by sector and by NRSRO rating, except for non-agency RMBS and CMBS, which are presented using NAIC designations for modeled securities. In addition, in the following table, the applicable NAIC designation from the NAIC published comparison of the NRSRO ratings to NAIC designations is provided.

	Fixed Maturity Securities AFS — by Sector & Credit Quality Rating						
NRSRO Rating	**Aaa/Aa/A**	**Baa**	**Ba**	**B**	**Caa and Lower**	**In or Near Default**	**Total Estimated Fair Value**
NAIC Designation	**1**	**2**	**3**	**4**	**5**	**6**	
				(Dollars in millions)			
December 31, 2025							
U.S. corporate	$ 43,731	$34,802	$ 2,930	$ 1,451	$ 88	$ 46	$ 83,048
Foreign corporate	19,541	35,132	3,038	470	71	8	58,260
RMBS	40,736	1,502	166	19	4	4	42,431
Foreign government	30,069	6,679	1,828	1,398	34	20	40,028
U.S. government and agency	33,387	319	—	—	—	—	33,706
ABS & CLO	17,455	2,944	285	41	31	1	20,757
Municipals	10,161	392	26	—	—	—	10,579
CMBS	8,778	107	—	—	21	16	8,922
Total fixed maturity securities AFS, excluding Reinsurance activity	$203,858	$81,877	$ 8,273	$ 3,379	$ 249	$ 95	$ 297,731
Percentage of total	68.5 %	27.5 %	2.8 %	1.1 %	0.1 %	— %	100.0 %
Reinsurance activity	13,134	4,684	206	96	80	—	18,200
Total fixed maturity securities AFS	$216,992	$86,561	$ 8,479	$ 3,475	$ 329	$ 95	$ 315,931
December 31, 2024							
U.S. corporate	$ 40,319	$ 33,271	$ 3,458	$ 1,282	$ 222	$ 32	$ 78,584
Foreign corporate	18,419	31,264	3,157	375	124	15	53,354
Foreign government	31,927	5,078	1,529	1,302	46	13	39,895
RMBS	32,860	1,144	81	38	8	4	34,135
U.S. government and agency	32,982	368	—	—	—	—	33,350
ABS & CLO	16,927	2,993	405	38	25	2	20,390
Municipals	9,557	183	22	—	—	—	9,762
CMBS	9,108	44	28	—	—	2	9,182
Total fixed maturity securities AFS, excluding Reinsurance activity	$192,099	$74,345	$ 8,680	$ 3,035	$ 425	$ 68	$ 278,652
Percentage of total	68.9 %	26.7 %	3.1 %	1.1 %	0.2 %	— %	100.0 %
Reinsurance activity	1,592	783	10	—	6	—	2,391
Total fixed maturity securities AFS	$193,691	$75,128	$ 8,690	$ 3,035	$ 431	$ 68	$ 281,043

U.S. and Foreign Corporate Fixed Maturity Securities AFS

We maintain a broadly diversified portfolio of corporate fixed maturity securities AFS across many industries and issuers. This portfolio did not have any exposure to any single issuer in excess of 1% of total investments at either December 31, 2025 or 2024. The top 10 holdings comprised 1% of total investments at both December 31, 2025 and 2024. The table below presents our U.S. and foreign corporate securities portfolios by industry at:

	December 31,				
	2025			**2024**	
Industry	**Estimated Fair Value**	**% of Total**		**Estimated Fair Value**	**% of Total**
	(Dollars in millions)				
Finance	$ 33,265	23.5 %	$	30,381	23.1 %
Consumer (cyclical and non-cyclical)	28,297	20.0		26,823	20.3
Utility	26,853	19.0		25,029	19.0
Industrial (basic, capital goods and other)	15,085	10.7		14,681	11.1
Transportation	13,572	9.6		12,208	9.3
Communications	9,651	6.8		9,536	7.2
Energy	8,160	5.8		7,411	5.6
Technology	4,907	3.5		4,359	3.3
Other	1,518	1.1		1,510	1.1
Total U.S. and foreign corporate fixed maturity securities AFS, excluding Reinsurance activity	$ 141,308	100.0 %	$	131,938	100.0 %
Reinsurance activity	7,240			1,195	
Total U.S. and foreign corporate fixed maturity securities AFS	$ 148,548		$	133,133	

Structured Products

Our investments in Structured Products are collateralized by residential mortgages, commercial mortgages, bank loans and other assets. Our investment selection criteria and monitoring include review of credit ratings, characteristics of the assets underlying the securities, borrower characteristics and the level of credit enhancement. We held $72.1 billion and $63.7 billion of Structured Products at estimated fair value, at December 31, 2025 and 2024, respectively, as presented in the RMBS, ABS & CLO and CMBS sections below.

RMBS

Our RMBS portfolio is broadly diversified by security type and risk profile.

On a security type basis, RMBS includes collateralized mortgage obligations and pass-through mortgage-backed securities. Collateralized mortgage obligations are structured by dividing the cash flows of mortgage loans into separate pools or tranches of risk that create multiple classes of bonds with varying maturities and priority of payments. Pass-through mortgage-backed securities are secured by a mortgage loan or collection of mortgage loans. The monthly mortgage loan payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments and, for a fee, remits or passes these payments through to the holders of the pass-through securities.

On a risk profile basis, RMBS includes Agency and Non-Agency securities. Agency RMBS were guaranteed or otherwise supported by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Government National Mortgage Association. Non-Agency securities include prime, prime investor, non-qualified residential mortgage ("NQM"), and alternative residential mortgage loans ("Alt-A"), and reperforming and sub-prime mortgage-backed securities. Prime (owner-occupied) and prime investor (non-owner-occupied) loans were originated to the most creditworthy borrowers with high quality credit profiles. NQM and Alt-A are classifications of mortgage loans where the risk profile of the borrower is between prime and sub-prime. Sub-prime mortgage lending is the origination of residential mortgage loans to borrowers with weak credit profiles, while reperforming loans were previously delinquent that returned to performing status.

The following table presents our RMBS portfolio by security type, risk profile and ratings profile at:

	December 31,					
	2025			**2024**		
	Estimated Fair Value	**% of Total**	**Net Unrealized Gains (Losses)**	**Estimated Fair Value**	**% of Total**	**Net Unrealized Gains (Losses)**
	(Dollars in millions)					
Security type						
Collateralized mortgage obligations	$ 25,704	60.6 %	$ (468)	$ 21,568	63.2 %	$ (1,370)
Pass-through mortgage-backed securities	16,727	39.4	(669)	12,567	36.8	(1,294)
Total RMBS, excluding Reinsurance activity	$ 42,431	100.0 %	$ (1,137)	$ 34,135	100.0 %	$ (2,664)
Reinsurance activity	2,987		(11)	286		1
Total RMBS	$ 45,418		$ (1,148)	$ 34,421		$ (2,663)
Risk profile						
Agency	$ 27,064	63.8 %	$ (972)	$ 20,660	60.5 %	$ (2,058)
Non-Agency						
Prime and prime investor	8,303	19.6	(119)	6,390	18.7	(374)
NQM and Alt-A	1,780	4.2	11	1,699	5.0	(37)
Reperforming and sub-prime	3,355	7.9	(67)	3,579	10.5	(173)
Other (1)	1,929	4.5	10	1,807	5.3	(22)
Subtotal Non-Agency	15,367	36.2 %	(165)	13,475	39.5 %	(606)
Total RMBS, excluding Reinsurance activity	$ 42,431	100.0 %	$ (1,137)	$ 34,135	100.0 %	$ (2,664)
Reinsurance activity	2,987		(11)	286		1
Total RMBS	$ 45,418		$ (1,148)	$ 34,421		$ (2,663)
Ratings profile						
Rated Aaa and Aa	$ 37,374	88.1 %		$ 29,158	85.4 %	
Designated NAIC 1	$ 40,736	96.0 %		$ 32,860	96.3 %	

_____

(1) Other Non-Agency RMBS are broadly diversified across several subsectors and issuers, including securities collateralized by the following mortgage loan types: single family rental, early buyout securitization and small business commercial.

We manage our exposure to reperforming and sub-prime RMBS holdings by focusing primarily on senior tranche securities, stress testing the portfolio with severe loss assumptions and closely monitoring the performance of the portfolio. Our reperforming RMBS are generally newer vintage securities and higher quality at purchase and the vast majority are investment grade under NAIC designations (e.g., NAIC 1 and NAIC 2). Our sub-prime RMBS portfolio consists predominantly of securities that were purchased at significant discounts to par value and discounts to the expected principal recovery value of these securities, and most are investment grade under NAIC designations.

ABS & CLO

Our non-mortgage loan-backed structured securities are comprised of two broad categories of securitizations: ABS and CLO. These portfolios are broadly diversified by collateral type and issuer. The following table presents our ABS & CLO portfolios by collateral type and ratings profile at:

	December 31,					
	2025			**2024**		
	Estimated Fair Value	**% of Total**	**Net Unrealized Gains (Losses)**	**Estimated Fair Value**	**% of Total**	**Net Unrealized Gains (Losses)**
	(Dollars in millions)					
ABS						
Collateral type						
Digital infrastructure	$ 2,070	10.0 %	$ (8)	$ 1,938	9.5 %	$ (22)
Consumer loans	1,203	5.8	(2)	1,173	5.8	(34)
Student loans	896	4.3	(19)	671	3.3	(37)
Vehicle and equipment loans	886	4.3	8	1,328	6.5	(1)
Credit card	855	4.1	15	1,122	5.5	7
Franchise	739	3.6	(16)	816	4.0	(35)
Other (1)	7,103	34.2	(123)	6,197	30.4	(263)
Total	13,752	66.3 %	(145)	13,245	65.0 %	(385)
CLO (2)	7,005	33.7 %	8	7,145	35.0 %	11
Total ABS & CLO, excluding Reinsurance activity	$ 20,757	100.0 %	$ (137)	$ 20,390	100.0 %	$ (374)
Reinsurance activity	2,140		12	201		1
Total ABS & CLO	$ 22,897		$ (125)	$ 20,591		$ (373)
ABS ratings profile						
Rated Aaa and Aa	$ 3,781	27.5 %		$ 3,977	30.0 %	
Designated NAIC 1	$ 10,945	79.6 %		$ 10,366	78.3 %	
CLO ratings profile						
Rated Aaa and Aa	$ 5,137	73.3 %		$ 5,313	74.4 %	
Designated NAIC 1	$ 6,555	93.6 %		$ 6,386	89.4 %	
ABS & CLO ratings profile						
Rated Aaa and Aa	$ 8,918	43.0 %		$ 9,290	45.6 %	
Designated NAIC 1	$ 17,500	84.3 %		$ 16,752	82.2 %	

_____

(1) Other ABS are broadly diversified across several subsectors and issuers, including securities with the following collateral types: foreign residential loans, transportation equipment and renewable energy.

(2) Includes primarily securities collateralized by broadly syndicated bank loans.

CMBS

Our CMBS portfolio is comprised primarily of conduit, single asset and single borrower securities. Conduit securities are collateralized by many commercial mortgage loans and are broadly diversified by property type, borrower and geography. The following tables present our CMBS portfolio by collateral type and ratings profile at:

	December 31,					
	2025			**2024**		
	Estimated Fair Value	**% of Total**	**Net Unrealized Gains (Losses)**	**Estimated Fair Value**	**% of Total**	**Net Unrealized Gains (Losses)**
	(Dollars in millions)					
Collateral type						
Conduit	$ 4,314	48.4 %	$ (124)	$ 5,097	55.5 %	$ (325)
Single asset and single borrower	2,259	25.3	(35)	2,197	23.9	(75)
Agency	1,206	13.5	(100)	715	7.8	(116)
Commercial real estate collateralized loan obligations	150	1.7	1	249	2.7	(1)
Other	993	11.1	(4)	924	10.1	20
Total CMBS, excluding Reinsurance activity	$ 8,922	100.0 %	$ (262)	$ 9,182	100.0 %	$ (497)
Reinsurance activity	812		—	165		3
Total CMBS	$ 9,734		$ (262)	$ 9,347		$ (494)
Ratings profile						
Rated Aaa and Aa	$ 7,017	78.6 %		$ 7,467	81.3 %	
Designated NAIC 1	$ 8,779	98.4 %		$ 9,108	99.2 %	

Evaluation of Fixed Maturity Securities AFS for Credit Loss, Rollforward of Allowance for Credit Loss and Credit Loss on Fixed Maturity Securities AFS Recognized in Earnings

See Note 11 of the Notes to the Consolidated Financial Statements for information about the evaluation of fixed maturity securities AFS for credit loss, rollforward of the ACL, net credit loss provision (release) and impairment (losses), as well as realized gross gains (losses) on sales and disposals of fixed maturity securities AFS at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.

Securities Lending Transactions, Repurchase Agreements and Third-Party Custodian Administered Programs

We participate in securities lending transactions, repurchase agreements and third-party custodian administered programs with unaffiliated financial institutions in the normal course of business for the purpose of enhancing the total return on our investment portfolio.

Securities lending transactions and repurchase agreements: We account for these arrangements as secured borrowings and record a liability in the amount of the cash received. We obtain collateral, usually cash, from the borrower, which must be returned to the borrower when the securities are returned to us. Through these arrangements, we were liable for cash collateral under our control of $15.2 billion and $14.4 billion at December 31, 2025 and 2024, respectively, including a portion that may require the immediate return of cash collateral we hold. See Notes 1 and 11 of the Notes to the Consolidated Financial Statements for further information about the secured borrowings accounting and the classification of revenues and expenses.

Third-party custodian administered programs: The estimated fair value of securities we own which are loaned in connection with these programs was $640 million and $433 million at December 31, 2025 and 2024, respectively. The estimated fair value of the related non-cash collateral on deposit with third-party custodians on our behalf, which is not reflected in our consolidated financial statements and cannot be sold or re-pledged, was $658 million and $443 million at December 31, 2025 and 2024, respectively.

Mortgage Loans

Our mortgage loan investments are principally collateralized by commercial, agricultural and residential properties. See Notes 1 and 11 of the Notes to the Consolidated Financial Statements for further information.

Mortgage loans carried at amortized cost and the related ACL are summarized as follows at:

| | December 31, | | | | | | | |
| | 2025 | | | | 2024 | | | |
Portfolio Segment	Amortized Cost	% of Total	ACL	ACL as % of Amortized Cost	Amortized Cost	% of Total	ACL	ACL as % of Amortized Cost
	(Dollars in millions)							
Commercial	$ 42,406	55.2 %	$ 659	1.6 %	$ 48,967	59.6 %	$ 461	0.9 %
Agricultural	18,284	23.8	108	0.6 %	19,030	23.1	83	0.4 %
Residential	16,060	20.9	251	1.6 %	14,186	17.3	179	1.3 %
Mortgage loans held-for-sale	35	0.1	—	— %	—	—	—	— %
Mortgage loans, excluding Reinsurance activity and Third-party mortgage loan activity	$ 76,785	100.0 %	$ 1,018	1.3 %	$ 82,183	100.0 %	$ 723	0.9 %
Reinsurance activity	2,487		28		85		—	
Third-party mortgage loan activity	6,514		147		7,544		77	
Mortgage loans	$ 85,786		$ 1,193		$ 89,812		$ 800	

We diversify our mortgage loan investments by both geographic region and property type to reduce the risk of concentration. Of our commercial and agricultural mortgage loans carried at amortized cost, 87% are collateralized by properties located in the U.S., with the remaining 13% collateralized by properties located primarily in Mexico, the U.K. and Chile at December 31, 2025. The carrying values of our commercial and agricultural mortgage loans collateralized by properties located in California, New York and Texas were 17%, 8% and 7%, respectively, of total commercial and agricultural mortgage loans at December 31, 2025. Additionally, we manage risk when originating commercial and agricultural mortgage loan investments by generally lending up to 75% of the estimated fair value of the underlying real estate collateral.

We manage our residential mortgage loans carried at amortized cost in a similar manner to reduce risk of concentration, with 90% collateralized by properties located in the U.S., and the remaining 10% collateralized by properties located in Chile, at December 31, 2025. The carrying values of our residential mortgage loans collateralized by properties located in California, Florida and New York were 33%, 10% and 7%, respectively, of total residential mortgage loans at December 31, 2025.

Commercial Mortgage Loans by Geographic Region and Property Type. Commercial mortgage loans are the largest mortgage loan portfolio segment. The tables below present, at amortized cost, the diversification of these investments across geographic regions and property types:

	December 31,			
	2025		**2024**	
	Amount	**% of Total**	**Amount**	**% of Total**
	(Dollars in millions)			
Region				
Pacific	$ 8,395	19.8 %	$ 8,738	17.8 %
Non-U.S.	7,076	16.7	7,901	16.1
Middle Atlantic	5,699	13.4	6,938	14.2
South Atlantic	5,205	12.3	5,890	12.0
West South Central	3,260	7.7	3,228	6.6
Mountain	2,348	5.5	2,317	4.7
New England	2,249	5.3	2,680	5.5
East North Central	1,185	2.8	1,453	3.0
East South Central	451	1.1	481	1.0
West North Central	401	0.9	410	0.8
Multi-Region and Other	6,137	14.5	8,931	18.3
Total amortized cost, excluding Reinsurance activity and Third-party mortgage loan activity	42,406	100.0 %	48,967	100.0 %
Reinsurance activity	832		82	
Third-party mortgage loan activity	6,162		7,260	
Total amortized cost	$ 49,400		$ 56,309	
Less: ACL	807		461	
Carrying value, net of ACL	$ 48,593		$ 55,848	
Property Type				
Office	$ 16,480	38.9 %	$ 18,269	37.3 %
Apartment	8,748	20.6	10,472	21.4
Retail	6,013	14.2	6,612	13.5
Single Family Rental	4,221	9.9	5,355	10.9
Industrial	3,718	8.8	4,999	10.2
Hotel	3,134	7.4	3,178	6.5
Other	92	0.2	82	0.2
Total amortized cost, excluding Reinsurance activity and Third-party mortgage loan activity	42,406	100.0 %	48,967	100.0 %
Reinsurance activity	832		82	
Third-party mortgage loan activity	6,162		7,260	
Total amortized cost	$ 49,400		$ 56,309	
Less: ACL	807		461	
Carrying value, net of ACL	$ 48,593		$ 55,848	

Our commercial mortgage loan investments are well positioned with exposures concentrated in high quality underlying properties located in primary markets typically with institutional investors who are better positioned to manage their assets during periods of market volatility. Our portfolio is comprised primarily of lower risk loans with higher debt service coverage ratios ("DSCR") and lower loan-to-value ("LTV") ratios, as shown below.

Credit Quality — Monitoring Process. We monitor our mortgage loan investments on an ongoing basis, including a review by credit quality indicator and by the performance indicators of current, past due, restructured and under foreclosure. See below for further information on mortgage loans by credit quality indicator. See Note 11 of the Notes to the Consolidated Financial Statements for further information by performance indicator.

We review our commercial mortgage loan investments on an ongoing basis. These reviews may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, LTV ratios, DSCR and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher LTV ratios and lower DSCR. The monitoring process for agricultural mortgage loan investments is generally similar, with a focus on higher risk loans, such as loans with higher LTV ratios. Agricultural mortgage loan investments are reviewed on an ongoing basis which include property inspections, market analysis, estimated valuations of the underlying collateral, LTV ratios and borrower creditworthiness, including reviews on a geographic and property-type basis. We review our residential mortgage loan investments on an ongoing basis, with a focus on higher risk loans, such as nonperforming loans. See Notes 1 and 11 of the Notes to the Consolidated Financial Statements for information on our evaluation of residential mortgage loan investments and related ACL methodology.

LTV ratios and DSCR are common measures in the assessment of the quality of commercial mortgage loan investments. LTV ratios are a common measure in the assessment of the quality of agricultural mortgage loan investments. LTV ratios compare the amount of the loan to the estimated fair value of the underlying collateral. An LTV ratio greater than 100% indicates that the loan amount is greater than the collateral value. An LTV ratio of less than 100% indicates an excess of collateral value over the loan amount. Generally, the higher the LTV ratio, the higher the risk of experiencing a credit loss. The DSCR compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the DSCR, the higher the risk of experiencing a credit loss. For our commercial mortgage loans, our average LTV ratio was 68% and 69% at December 31, 2025 and 2024, respectively, and our average DSCR was 2.1x at both December 31, 2025 and 2024. The DSCR and the values utilized in calculating the ratio are updated routinely. In addition, the LTV ratio is routinely updated for all but the lowest risk loans as part of our ongoing review of our commercial mortgage loan investments. For our agricultural mortgage loans, our average LTV ratio was 46% at both December 31, 2025 and 2024. The values utilized in calculating the LTV ratio of our agricultural mortgage loan investments are developed in connection with the ongoing review of our portfolio and are routinely updated.

The distribution of our commercial mortgage loan portfolios totaling $42.4 billion at amortized cost at December 31, 2025 by key credit quality indicators of LTV and DSCR was as follows:

	December 31, 2025			
	DSCR			
LTV	> 1.2x	1.0-1.2x	< 1.0x	Total
<65%	53.7 %	0.7 %	1.6 %	56.0 %
65% - 75%	12.2 %	1.8 %	1.5 %	15.5 %
76% - 80%	4.8 %	0.2 %	0.4 %	5.4 %
>80%	13.3 %	5.8 %	4.0 %	23.1 %
Total	84.0 %	8.5 %	7.5 %	100.0 %

The distribution of our agricultural mortgage loan portfolios totaling $18.3 billion at amortized cost at December 31, 2025 by the key credit quality indicator of LTV was as follows:

	December 31, 2025
LTV	Total
<65%	91.4 %
65% - 75%	7.2 %
76% - 80%	0.3 %
>80%	1.1 %
Total	100.0 %

Mortgage Loan Allowance for Credit Loss. Our ACL is established for both pools of loans with similar risk characteristics and for mortgage loan investments with dissimilar risk characteristics, such as collateral dependent loans, individually and on a loan specific basis. We record an allowance for expected lifetime credit loss in earnings within net investment gains (losses) in an amount that represents the portion of the amortized cost basis of mortgage loan investments that the Company does not expect to collect, resulting in mortgage loan investments being presented at the net amount expected to be collected.

In determining our ACL, management (i) pools mortgage loans that share similar risk characteristics, (ii) considers expected lifetime credit loss over contractual terms of mortgage loans, as adjusted for expected prepayments and any extensions, and (iii) considers past events and current and forecasted economic conditions. Actual credit loss realized could be different from the amount of the ACL recorded. These evaluations and assessments are revised as conditions change and new information becomes available, which can cause the ACL to increase or decrease over time as such evaluations are revised. Negative credit migration, including an actual or expected increase in the level of problem loans, will result in an increase in the ACL. Positive credit migration, including an actual or expected decrease in the level of problem loans, will result in a decrease in the ACL. See Notes 1 and 11 of the Notes to the Consolidated Financial Statements for information on how the ACL is established and monitored, and activity in and balances of the ACL.

Real Estate and REJVs

Our real estate investments are comprised of wholly-owned properties, and interests in both REJVs and real estate funds which invest in a wide variety of properties and property types, consisting of single and multi-property projects, and are broadly diversified across multiple property types and geographies.

The carrying value of our real estate investments was $13.4 billion and $13.3 billion at December 31, 2025 and 2024, respectively, or 2.8% and 2.9% of cash and invested assets, at December 31, 2025 and 2024, respectively.

Our real estate investments are typically stabilized properties that we intend to hold for the longer-term for portfolio diversification and long-term appreciation. Our real estate investment portfolio had appreciated to a $3.4 billion and $3.7 billion unrealized gain position at December 31, 2025 and 2024, respectively.

We continuously monitor and assess our real estate investments for impairment when facts and circumstances indicate that the real estate may be impaired. As a result of our impairment analysis, we recorded impairment loss of $190 million and $36 million during the years ended December 31, 2025 and 2024, respectively.

We diversify our real estate investments by property type, form of equity interest (wholly-owned, joint venture and funds) and geographic region to reduce risk of concentration. See Note 11 of the Notes to the Consolidated Financial Statements for a summary of our real estate investments, by income type, as well as income earned**.**

Property type diversification: Our real estate investments are categorized by property type as follows at:

Property Type	December 31, 2025 Carrying Value	December 31, 2025 % of Total	December 31, 2024 Carrying Value	December 31, 2024 % of Total
	(Dollars in millions)			
Office	$ 4,592	34.2 %	$ 4,285	32.1 %
Retail	1,168	8.7	1,257	9.4
Land	938	7.0	906	6.8
Apartment	904	6.7	977	7.3
Hotel	689	5.1	700	5.3
Industrial	304	2.3	309	2.3
Other	22	0.2	35	0.3
Agriculture	21	0.2	18	0.1
Wholly-owned and REJVs	$ 8,638	64.4 %	$ 8,487	63.6 %
Real estate funds	3,638	27.1	3,649	27.4
Diversified property types and multi-property projects	1,155	8.5	1,206	9.0
Total real estate and REJVs, excluding Reinsurance activity	$ 13,431	100.0 %	$ 13,342	100.0 %
Reinsurance activity	9		—	
Total real estate and REJVs	$ 13,440		$ 13,342	

Geographical diversification: Wholly-owned and REJVs totaled $8.6 billion at December 31, 2025, 66% of which were located in the U.S. and 34% of such properties were located outside the U.S., at December 31, 2025, at carrying value. The portion of these properties located in Japan, Washington, D.C. and Georgia were 28%, 9% and 8%, respectively, at December 31, 2025, at carrying value.

Other Limited Partnership Interests

Other limited partnership interests are comprised of investments in private funds, including private equity funds. At December 31, 2025 and 2024, the carrying value of other limited partnership interests was $14.7 billion and $14.4 billion, respectively. Other limited partnership interests were 3.1% of cash and invested assets at both December 31, 2025 and 2024. Cash distributions on these investments are generated from investment gains, operating income from the underlying investments of the funds and liquidation of the underlying investments of the funds.

We use the equity method of accounting for most of our private equity funds. We generally recognize our share of a private equity fund's earnings in net investment income on a three-month lag, which is when the information is reported to us. Accordingly, changes in equity market levels, which can impact the underlying results of these private equity funds, are recognized in earnings within our net investment income on a three-month lag.

Other Invested Assets

The following table presents the carrying value of our other invested assets by type at:

	December 31,			
	2025		**2024**	
Asset Type	**Carrying Value**	**% of Total**	**Carrying Value**	**% of Total**
	(Dollars in millions)			
Freestanding derivatives with positive estimated fair values	$ 7,020	43.4 %	$ 8,212	44.4 %
Company-owned life insurance policies	1,832	11.3	1,738	9.4
Direct financing leases	1,333	8.2	1,228	6.6
Annuities funding structured settlement claims	1,244	7.7	1,248	6.7
Operating joint ventures	1,235	7.6	2,006	10.8
FHLBNY common stock	700	4.3	699	3.8
Tax credit and renewable energy partnerships	676	4.2	714	3.9
Funds withheld	478	3.0	433	2.3
Leveraged leases	365	2.3	623	3.4
Other	1,310	8.0	1,603	8.7
Total other invested assets, excluding Reinsurance activity	$ 16,193	100.0 %	$ 18,504	100.0 %
Reinsurance activity	139		—	
Total other invested assets	$ 16,332		$ 18,504	
Percentage of cash and invested assets, excluding Reinsurance activity	3.4 %		4.0 %	

_____

See Notes 1, 11 and 12 of the Notes to the Consolidated Financial Statements for information regarding freestanding derivatives with positive estimated fair values, company-owned life insurance policies, direct financing and leveraged leases, annuities funding structured settlement claims, operating joint ventures, FHLBNY common stock, tax credit and renewable energy partnerships, and funds withheld.

Investment Commitments

We enter into the following commitments in the normal course of business for the purpose of enhancing the total return on our investment portfolio: mortgage loan commitments and commitments to fund partnership investments, bank credit facilities and private corporate bond investments. See Note 24 of the Notes to the Consolidated Financial Statements for the amount of our unfunded investment commitments at December 31, 2025 and 2024. See "Net Investment Income" and "Net Investment Gains (Losses)" in Note 11 of the Notes to the Consolidated Financial Statements for information on the investment income, investment expense, gains and losses from such investments and the liability for credit loss for unfunded mortgage loan commitments. See also "— Fixed Maturity Securities AFS and Equity Securities," "— Mortgage Loans," "— Real Estate and REJVs" and "— Other Limited Partnership Interests."

Derivatives

Overview

We are exposed to various risks relating to our ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. We use a variety of strategies to manage these risks, including the use of derivatives, such as market standard purchased and written credit default swap contracts. See Note 12 of the Notes to the Consolidated Financial Statements for:

- A comprehensive description of the nature of our derivatives, including the strategies for which derivatives are used in managing various risks.

- Information about the primary underlying risk exposure, gross notional amount, and estimated fair value of our derivatives by type of hedge designation, excluding embedded derivatives held at December 31, 2025 and 2024.

- The statement of operations effects of derivatives in net investments in foreign operations, cash flow, fair value, or nonqualifying hedging relationships for the years ended December 31, 2025, 2024 and 2023.

See "— Summary of Critical Accounting Estimates — Freestanding Derivatives" for further information on the estimates and assumptions that affect derivatives. See also "Quantitative and Qualitative Disclosures About Market Risk — Management of Market Risk Exposures — Hedging Activities" for more information about our use of derivatives by major hedge program.

Net Derivative Gains (Losses)

A portion of our derivatives are designated and qualify as accounting hedges, which reduce volatility in earnings. For those derivatives not designated as accounting hedges, changes in market factors lead to the recognition of fair value changes in net derivative gains (losses) generally without an offsetting gain or loss recognized in earnings for the item being hedged, which creates volatility in earnings. We actively evaluate market risk hedging needs and strategies to ensure our free cash flow and capital objectives are met under a range of market conditions.

Certain variable annuity products with guaranteed minimum benefits are accounted for as MRBs and measured at estimated fair value. We use freestanding derivatives to hedge the market risks inherent in these variable annuity guarantees.

We continuously review and refine our hedging strategy in light of changing economic and market conditions, evolving NAIC and the NYDFS statutory requirements, and accounting rule changes. As a part of our current hedging strategy, we maintain portfolio level derivatives in our macro hedge program. These macro hedge program derivatives mitigate the potential deterioration in our capital positions from significant adverse economic conditions.

See "— Results of Operations — Consolidated Results" for an analysis of the year-over-year changes in net derivative gains (losses).

Liquidity and Capital Resources

Overview

Our business and results of operations are materially affected by conditions in the global financial markets and the economy generally due to our market presence in numerous countries, large investment portfolio and the sensitivity of our insurance liabilities and derivatives to changing market factors. Such conditions may affect our financing costs and market interest for our debt or equity securities. For further information regarding market factors that could affect our ability to meet liquidity and capital needs, see "— Industry Trends" and "— Investments — Current Environment."

This discussion should also be read in conjunction with the following sections included elsewhere herein for additional information regarding the topics noted below:

Notes to the Consolidated Financial Statements:	
Note	**Topic**
3	Acquisitions
5	Funding agreements, reported in PABs and the related pledged collateral
16	Long-term debt, short-term debt, credit and committed facilities, debt and facility covenants and facility agreement for senior debt issuances
17	Collateral financing arrangement and the related pledged collateral
18	Subordinated debt securities and the related replacement capital covenant
19	Preferred stock and common stock, including the calculation and timing of dividend payments, restrictions on dividends, "dividend stopper" provisions, and MetLife, Inc.'s common stock repurchase authorization

Notes to the MetLife, Inc. (Parent Company Only) Condensed Financial Information included in Schedule II of the Financial Statement Schedules:	
Note	**Topic**
3	Affiliated long-term debt
4	Support agreements

Risk Factors:
"— Capital Risks"
"— Investment Risks — We May Have Difficulty Selling Holdings in Our Investment Portfolio or in Our Securities Lending Program in a Timely Manner to Realize Their Full Value"
"— Economic Environment and Capital Markets Risks — We May Lose Business Due to a Downgrade or a Potential Downgrade in Our Financial Strength or Credit Ratings"
"— Economic Environment and Capital Markets Risks — We May Not Meet Our Liquidity Needs, Access Capital, or May Face Significantly Increased Cost of Capital Due to Adverse Capital and Credit Market Conditions"

Liquidity Management

Liquidity refers to the ability to generate adequate amounts of cash to meet our needs. Based upon our trusted global brand, diversified and resilient businesses, strong financial fundamentals and the substantial funding sources available to us as described herein, we continue to believe we have access to ample liquidity to meet business requirements under current market conditions and reasonably possible stress scenarios. We continuously monitor and adjust our liquidity and capital plans for MetLife, Inc. and its subsidiaries in light of market conditions, as well as changing needs and opportunities.

Short-term Liquidity and Liquid Assets

At December 31, 2025 and 2024, our short-term liquidity position was $18.1 billion and $18.6 billion, respectively, while liquid assets were $184.5 billion and $172.8 billion, respectively.

Short-term liquidity consists of cash and cash equivalents and short-term investments. Liquid assets includes these short-term liquidity amounts, plus publicly traded securities. Both short-term liquidity and liquid assets exclude assets pledged or otherwise committed, such as amounts received in connection with securities lending, repurchase agreements, derivatives, regulatory deposits, the collateral financing arrangement, funding agreements and secured borrowings, as well as amounts held in the closed block.

Capital Management

We have established several senior management committees as part of our capital management process. These committees, including the Capital Management Committee and the ERC, regularly review actual and projected capital levels (under a variety of scenarios including stress scenarios) and our annual capital plan in accordance with our capital policy. The Capital Management Committee is comprised of members of senior management, including MetLife, Inc.'s Chief Financial Officer ("CFO"), Treasurer, and CRO. The ERC is also comprised of members of senior management, including MetLife, Inc.'s CFO, CRO and Chief Investment Officer.

Our Board of Directors and senior management are directly involved in the development and maintenance of our capital policy. The capital policy sets forth, among other things, minimum and target capital levels and the governance of the capital management process. All capital actions, including proposed changes to the annual capital plan, capital targets or capital policy, are reviewed by the Finance and Risk Committee of the Board of Directors prior to obtaining full Board of Directors approval. The Board of Directors approves the capital policy and the annual capital plan and authorizes capital actions, as required.

The Company

Liquidity

We determine our liquidity needs based on a rolling 12-month forecast by portfolio of invested assets which we monitor daily. We adjust the asset mix and asset maturities based on this rolling 12-month forecast. To support this forecast, we conduct cash flow and stress testing, which include various scenarios of the potential risk of early contractholder and policyholder withdrawal. We include provisions limiting withdrawal rights on many of our products, including general account pension products sold to employee benefit plan sponsors. Certain of these provisions prevent the customer from making withdrawals prior to the maturity date of the product. In the event of significant cash requirements beyond anticipated liquidity needs, we have various alternatives available depending on market conditions and the amount and timing of the liquidity need. These available alternatives include cash flows from operations, sales of liquid assets, global funding sources including commercial paper and various credit and committed facilities.

Under certain stressful market and economic conditions, our access to liquidity may deteriorate, or the cost to access liquidity may increase. A downgrade in our credit or financial strength ratings could also negatively affect our liquidity. If we require significant amounts of cash on short notice in excess of anticipated cash requirements or if we are required to post or return cash collateral in connection with derivatives or our securities lending program, we may have difficulty selling investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both. In addition, in the event of such forced sale, for securities in an unrealized loss position, realized losses would be incurred on securities sold and impairments would be incurred, if there is a need to sell securities prior to recovery, which may negatively impact our financial condition.

All general account assets within a particular legal entity, other than those which may have been pledged to a specific purpose, are generally available to fund obligations of the general account of that legal entity.

Capital

We manage our capital position to maintain our financial strength and credit ratings. See "— Rating Agencies" for information regarding such ratings. Our capital position is supported by our ability to generate strong cash flows within our operating companies and borrow funds at competitive rates, as well as by our demonstrated ability to raise additional capital to meet operating and growth needs despite adverse market and economic conditions.

Statutory Capital and Dividends

Our U.S. insurance subsidiaries have statutory surplus well above levels to meet current regulatory requirements.

RBC requirements are used as minimum capital requirements by the NAIC and the state insurance departments to identify companies that merit regulatory action. RBC is based on a formula calculated by applying factors to various asset, premium, claim, expense and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk, market risk and business risk and is calculated on an annual basis. The formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. These rules apply to most of our U.S. insurance subsidiaries. State insurance laws provide insurance regulators the authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not meet or exceed certain RBC levels. As of the date of the most recent annual statutory financial statements filed with insurance regulators, the total adjusted capital of each of these subsidiaries subject to these requirements was in excess of each of those RBC levels.

As a Delaware corporation, American Life is subject to Delaware law; however, because it does not conduct insurance business in Delaware or any other U.S. state, it is exempt from RBC requirements under Delaware law. American Life's operations are also regulated by applicable authorities of the jurisdictions in which it operates and is subject to capital and solvency requirements in those jurisdictions.

The amount of dividends that our insurance subsidiaries can pay to MetLife, Inc. or to other parent entities is constrained by the amount of surplus we hold to maintain our ratings, which provides an additional margin for risk protection and investment in our businesses. We proactively take actions to maintain capital consistent with these ratings objectives, which may include adjusting dividend amounts and deploying financial resources from internal or external sources of capital. Certain of these activities may require regulatory approval. Furthermore, the payment of dividends and other distributions to MetLife, Inc. and other parent entities by their respective insurance subsidiaries is governed by insurance laws and regulations. See "Business — Regulation — State Insurance Regulation" and "— MetLife, Inc. — Liquidity and Capital Sources and Uses — Dividends from Subsidiaries."

Affiliated Reinsurance Transactions

Certain subsidiaries of MetLife, Inc. cede certain products to various affiliated U.S. captive reinsurers and affiliated non-U.S. reinsurers for risk and capital management purposes, as well as to manage statutory reserve requirements. The reinsurance activities among these affiliated companies are eliminated within our consolidated results of operations.

Our affiliated U.S. captive reinsurers are licensed under the Special Purpose Financial Captive law adopted by Vermont and South Carolina, their states of domicile. The statutory reserves of the affiliated ceding companies are supported by a combination of funds withheld assets, investment assets and letters of credit issued by unaffiliated financial institutions. MetLife, Inc. has entered into various support agreements in connection with the activities of these U.S. captive reinsurers.

Our affiliated non-U.S. reinsurers are licensed as insurance companies under the laws of their jurisdictions of domicile, including Bermuda and the Cayman Islands. MetLife, Inc. has agreed to guarantee certain of the reinsurance obligations of one of our affiliated non-U.S. reinsurers.

See Note 9 of the Notes to the Consolidated Financial Statements for further information on our reinsurance activities.

Rating Agencies

Rating agencies assign insurer financial strength ratings to MetLife, Inc.'s U.S. life insurance subsidiaries and credit ratings to MetLife, Inc. and certain of its subsidiaries. Financial strength ratings represent the opinion of rating agencies regarding the ability of an insurance company to pay obligations under insurance policies and contracts in accordance with their terms and are not evaluations directed toward the protection of investors in MetLife, Inc.'s securities. Insurer financial strength ratings are not statements of fact nor are they recommendations to purchase, hold or sell any security, contract or policy. Each rating should be evaluated independently of any other rating.

Rating agencies use an "outlook statement" of "positive," "stable," ''negative'' or "developing" to indicate a medium- or long-term trend in credit fundamentals which, if continued, may lead to a rating change. A rating may have a "stable" outlook to indicate that the rating is not expected to change; however, a "stable" rating does not preclude a rating agency from changing a rating at any time, without notice. Certain rating agencies assign rating modifiers such as "CreditWatch" or "under review" to indicate their opinion regarding the potential direction of a rating. These ratings modifiers are generally assigned in connection with certain events such as potential mergers, acquisitions, dispositions or material changes in a company's results, in order for the rating agency to perform its analysis to fully determine the rating implications of the event.

Our insurer financial strength ratings at the date of this filing are indicated in the following table. Outlook is stable unless otherwise indicated. Additional information about financial strength ratings can be found on the websites of the respective rating agencies.

	A.M. Best	Fitch	Moody's	S&P
Ratings Structure	"A++ (Superior)" to "S (Suspended)"	"AAA (Exceptionally Strong)" to "C (Distressed)"	"Aaa (Highest Quality)" to "C (Lowest Rated)"	"AAA (Extremely Strong)" to "SD (Selective Default)" or "D (Default)"
American Life Insurance Company	Not Rated	Not Rated	A1 5th of 21	AA- 4th of 21
Metropolitan Life Insurance Company	A+ 2nd of 16	AA- 4th of 19	Aa3 4th of 21	AA- 4th of 21
MetLife Insurance K.K. (MetLife Japan)	Not Rated	Not Rated	Not Rated	AA- 4th of 21
Metropolitan Tower Life Insurance Company	A+ 2nd of 16	AA- 4th of 19	Aa3 4th of 21	AA- 4th of 21

Credit ratings indicate the rating agency's opinion regarding a debt issuer's ability to meet the terms of debt obligations in a timely manner. They are important factors in our overall funding profile and ability to access certain types of liquidity. The level and composition of regulatory capital at the subsidiary level and our equity capital are among the many factors considered in determining our insurer financial strength ratings and credit ratings. Each agency has its own capital adequacy evaluation methodology, and assessments are generally based on a combination of factors. A downgrade in the credit ratings or insurer financial strength ratings of MetLife, Inc. or its subsidiaries could adversely impact us.

Summary of the Company's Primary Sources and Uses of Liquidity and Capital

Our primary sources and uses of liquidity and capital are summarized as follows:

	Years Ended December 31,	
	2025	2024
	(In millions)	
Sources:		
Operating activities, net	$ 17,092	$ 14,598
Net change in PABs	6,848	2,963
Long-term debt issued	743	1,568
Subordinated debt securities issued	1,000	—
Other, net	—	223
Effect of change in foreign currency exchange rates on cash and cash equivalents	316	—
Total sources	25,999	19,352
Uses:		
Investing activities, net	15,607	11,493
Net change in payables for collateral under securities loaned and other transactions	25	244
Long-term debt repaid	1,383	1,792
Collateral financing arrangement repaid	124	161
Derivatives with certain financing elements and other derivative-related transactions, net	247	157
Net change in mortgage loan secured financing	802	597
Treasury stock acquired in connection with share repurchases	2,883	3,207
Redemption of preferred stock	988	—
Preferred stock redemption premium	12	—
Dividends on preferred stock	194	200
Dividends on common stock	1,509	1,527
Other, net	261	—
Effect of change in foreign currency exchange rates on cash and cash equivalents	—	545
Total uses	24,035	19,923
Net increase (decrease) in cash and cash equivalents	$ 1,964	$ (571)

Cash Flows from Operations

The principal cash inflows from our insurance activities come from insurance premiums, net investment income, annuity considerations and deposit funds. The principal cash outflows are the result of various life insurance, annuity and pension products, operating expenses and income tax, as well as interest expense.

Cash Flows from Investments

The principal cash inflows from our investment activities come from repayments of principal, proceeds from maturities and sales of investments and settlements of freestanding derivatives. The principal cash outflows relate to purchases of investments, issuances of policy loans and settlements of freestanding derivatives. In addition, cash inflows and outflows relate to sales and purchases of businesses. We typically have a net cash outflow from investing activities because cash inflows from insurance operations are reinvested in accordance with our ALM discipline to fund insurance liabilities. We closely monitor and manage these risks through our comprehensive investment risk management process.

Cash Flows from Financing

The principal cash inflows from our financing activities come from issuances of debt and other securities, deposits of funds associated with PABs and lending of securities. The principal cash outflows come from repayments of debt and the collateral financing arrangement, payments of dividends on and repurchases or redemptions of MetLife, Inc.'s securities, withdrawals associated with PABs and the return of securities on loan.

Liquidity and Capital Sources and Uses

Liquidity and capital are provided by a variety of global funding sources, including: (i) preferred and common stock; (ii) short-term debt, which includes commercial paper; (iii) issuances of long-term debt, including subordinated debt securities, and collateral financing arrangement; (iv) PABs, which includes funding agreements; (v) credit and committed facilities; (vi) the facility agreement for senior debt issuances: (vii) shelf registration statement, which permits the issuance of public debt, equity and hybrid securities and provides for automatic effectiveness upon filing and has no stated issuance capacity; and (viii) dispositions.

The primary uses of liquidity and capital include: (i) repayments, repurchases and/or redemptions of common stock, preferred stock and debt; (ii) dividends on common and preferred stock; (iii) contractual obligations, including PABs and insurance liabilities; (iv) pledged collateral; (v) securities lending transactions, repurchase agreements and third-party custodian administered programs; (vi) mortgage loan secured financing; and (vii) acquisitions.

Additional details regarding certain of our primary sources and uses of liquidity and capital are included in the Notes to the Consolidated Financial Statements referenced in "— Overview" and are discussed below.

The diversity of our global funding sources enhances our funding flexibility, limits dependence on any one market or source of funds and generally lowers the cost of funds. We have no reason to believe that our lending counterparties will be unable to fulfill their respective contractual obligations under our credit and committed facilities. As commitments under these facilities may expire unused, these amounts do not necessarily reflect our actual future cash funding requirements.

Debt Outstanding

The following table summarizes our outstanding debt at:

	December 31,			
	2025		**2024**	
	(In millions)			
Short-term debt (1)	$	355	$	465
Long-term debt (2)	$	14,467	$	15,086
Collateral financing arrangement	$	352	$	476
Subordinated debt securities	$	4,155	$	3,164

_____

(1)   This is non-recourse to MetLife, Inc., subject to customary exceptions. Certain subsidiaries have pledged assets to secure this debt.

(2)   Includes $411 million and $348 million of long-term debt that is non-recourse to MetLife, Inc. and MLIC, subject to customary exceptions, at December 31, 2025 and 2024, respectively. Certain investment subsidiaries have pledged assets to secure this debt.

Certain of our debt instruments and committed facilities, as well as our Credit Facility, contain various administrative, reporting, legal and financial covenants. We believe we were in compliance with all applicable financial covenants at December 31, 2025.

Debt Repurchases, Redemptions and Exchanges

We may from time to time seek to retire or purchase our outstanding debt through cash purchases, redemptions and/ or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. Any such repurchases, redemptions, or exchanges will be dependent upon several factors, including our liquidity requirements, contractual restrictions, general market conditions, and applicable regulatory, legal and accounting factors. Whether or not to repurchase or redeem any debt and the size and timing of any such repurchases or redemptions will be determined at our discretion.

Common Stock Repurchases and Dividends

Certain provisions of MetLife, Inc.'s preferred stock and subordinated debt securities may restrict payments of dividends and interest or restrict repurchases of its common or preferred stock. See Note 19 of the Notes to the Consolidated Financial Statements for additional information regarding "dividend stopper" provisions in the preferred stock and subordinated debt securities.

Pledged Collateral

We pledge collateral to, and have collateral pledged to us by counterparties in connection with our derivatives, the collateral financing arrangement related to the reinsurance of closed block liabilities, and with funding and advance agreements. See Note 12 of the Notes to the Consolidated Financial Statements for additional information regarding derivatives.

Securities Lending Transactions, Repurchase Agreements and Third-Party Custodian Administered Programs

See "— Investments — Securities Lending Transactions, Repurchase Agreements and Third-Party Custodian Administered Programs."

Mortgage Loan Secured Financing

See "— Investments — Mortgage Loans."

Contractual Obligations

Policyholder Account Balances

For details on PABs and funding agreements, see Notes 1 and 5 of the Notes to the Consolidated Financial Statements.

Estimated cash flows of $335.1 billion ($41.3 billion within one year) exceed the liability amount of $236.9 billion included on the consolidated balance sheet principally due to (i) the time value of money, which accounts for a substantial portion of the difference; (ii) differences in assumptions since the liabilities were initially established; and (iii) exclusions of certain liabilities related to accounting conventions which are not contractually due.

The estimated cash flows represent cash payments undiscounted as to interest and including assumptions related to the receipt of future premiums and deposits; withdrawals, including unscheduled or partial withdrawals; policy lapses; surrender charges; annuitization; mortality; future interest credited; policy loans and other contingent events as appropriate for the respective product type. Such estimated cash payments are net of estimated future premiums on policies currently in-force and gross of any reinsurance recoverable with foreign currency payments estimated at current rates.

Insurance Liabilities

Insurance liabilities (FPBs, MRBs, at estimated fair value, other policy-related balances and policyholder dividends payable) are described in Notes 1, 4 and 6 of the Notes to the Consolidated Financial Statements. Estimated cash flows of $347.4 billion ($39.0 billion within one year) exceed the liability amounts of $231.7 billion included on the consolidated balance sheet principally due to (i) the time value of money, which accounts for a substantial portion of the difference; (ii) differences in assumptions, most significantly mortality, since the liabilities were initially established; and (iii) exclusions of certain liabilities related to accounting conventions which are not contractually due.

Estimated cash flows are based on mortality, morbidity, lapse and other assumptions comparable with our experience and expectations of future payment patterns; and consider future premium receipts on current policies in-force. Estimated cash payments are undiscounted as to interest, net of estimated future premiums on in-force policies and gross of any reinsurance recoverable. Payment of amounts related to policyholder dividends left on deposit are projected based on assumptions of policyholder withdrawal activity.

Actual cash payments may differ significantly from the liabilities as presented on the consolidated balance sheet and the estimated cash payments due to differences between actual experience and the assumptions used in the establishment of these liabilities and the estimation of these cash payments.

For the majority of our insurance operations, estimated contractual obligations for FPBs and PABs are derived from the annual asset adequacy analysis used to develop actuarial opinions of statutory reserve adequacy for state regulatory purposes. These cash flows are materially representative of the cash flows under GAAP.

Liabilities arising from our insurance activities primarily relate to benefit payments under various life insurance, annuity and group pension products, as well as payments for policy surrenders, withdrawals and loans. For annuity or deposit type products, surrender or lapse behavior differs somewhat by segment. In Corporate & Other, which includes individual annuities, lapses and surrenders tend to occur in the normal course of business. For the years ended December 31, 2025 and 2024, general account surrenders and withdrawals from annuity products were $944 million and $1.7 billion, respectively. In the RIS segment, which includes pension risk transfers, bank-owned life insurance and other fixed annuity contracts, as well as funding agreements and other capital market products, most of the products offered have fixed maturities or fairly predictable surrenders or withdrawals. With regard to the RIS business products that provide customers with limited rights to accelerate payments, at December 31, 2025, there were funding agreements totaling $120 million that could be put back to the Company.

MetLife, Inc.

Liquidity and Capital Management

Liquidity and capital are managed to preserve stable, reliable and cost-effective sources of cash to meet all current and future financial obligations and are provided by a variety of sources, including a portfolio of liquid assets, a diversified mix of short- and long-term funding sources from the wholesale financial markets and the ability to borrow through credit and committed facilities. Liquidity is monitored through the use of internal liquidity risk metrics, including the composition and level of the liquid asset portfolio, timing differences in short-term cash flow obligations, access to the financial markets for capital and debt transactions and exposure to contingent draws on MetLife, Inc.'s liquidity. MetLife, Inc. is an active participant in the global financial markets through which it obtains a significant amount of funding. These markets, which serve as cost-effective sources of funds, are critical components of MetLife, Inc.'s liquidity and capital management. Decisions to access these markets are based upon relative costs, prospective views of balance sheet growth and a targeted liquidity profile and capital structure. A disruption in the financial markets could limit MetLife, Inc.'s access to liquidity.

MetLife, Inc.'s ability to maintain regular access to competitively priced wholesale funds is fostered by its current credit ratings from the major credit rating agencies. We view our capital ratios, credit quality, stable and diverse earnings streams, diversity of liquidity sources and our liquidity monitoring procedures as critical to retaining such credit ratings. See "— The Company — Rating Agencies."

Liquid Assets

At December 31, 2025 and 2024, MetLife holding companies had $3.6 billion and $5.1 billion, respectively, in liquid assets. Of these amounts, $2.0 billion and $4.2 billion were held by MetLife, Inc. and $1.6 billion and $944 million were held by other MetLife holding companies at December 31, 2025 and 2024, respectively.

Liquid assets held in non-U.S. holding companies are generated in part through dividends from non-U.S. insurance operations. Such dividends are subject to local insurance regulatory requirements, as discussed in "— Liquidity and Capital Sources and Uses — Dividends from Subsidiaries."

See "— Consolidated Company Outlook" for the targeted level of liquid assets at the holding companies.

MetLife, Inc. and Other MetLife Holding Companies Sources and Uses of Liquid Assets and Sources and Uses of Liquid Assets included in Free Cash Flow

MetLife, Inc.'s sources and uses of liquid assets, as well as sources and uses of liquid assets included in free cash flow, are summarized as follows:

	Years Ended December 31,							
	2025				2024			
	Sources and Uses of Liquid Assets		Sources and Uses of Liquid Assets Included in Free Cash Flow		Sources and Uses of Liquid Assets		Sources and Uses of Liquid Assets Included in Free Cash Flow	
	(In millions)							
MetLife, Inc. (Parent Company Only)								
Sources:								
Dividends and returns of capital from subsidiaries (1)	$	3,861	$	3,861	$	5,541	$	5,541
Long-term debt issued (2)		612		437		1,508		—
Subordinated debt securities issued		1,000		—		—		—
Repayments (issuances) of loans to subsidiaries and related interest, net (3)		261		261		3		3
Other, net (4)		—		—		346		345
Total sources		5,734		4,559		7,398		5,889
Uses:								
Capital contributions to subsidiaries		379		—		237		237
Long-term debt repaid — unaffiliated		1,000		—		1,438		—
Interest paid on debt and financing arrangements — unaffiliated		903		903		870		870
Dividends on common stock		1,509		—		1,527		—
Treasury stock acquired in connection with share repurchases		2,853		—		3,177		—
Dividends on preferred stock		194		194		200		200
Redemption of preferred stock and preferred stock redemption premium		1,000		—		—		—
Other, net (4)		20		(255)		—		—
Total uses		7,858		842		7,449		1,307
Net increase (decrease) in liquid assets, MetLife, Inc. (parent company only)		(2,124)				(51)		
Liquid assets, beginning of year		4,157				4,208		
Liquid assets, end of year	$	2,033			$	4,157		
Free cash flow, MetLife, Inc. (parent company only)				3,717				4,582
Net cash provided by operating activities, MetLife, Inc. (parent company only)	$	2,840			$	4,735		
Other MetLife Holding Companies								
Sources:								
Dividends and returns of capital from subsidiaries	$	2,219	$	2,219	$	2,117	$	2,117
Total sources		2,219		2,219		2,117		2,117
Uses:								
Capital contributions to subsidiaries		600		60		34		34
Repayments (issuances) of loans to subsidiaries and affiliates and related interest, net		23		23		21		21
Dividends and returns of capital to MetLife, Inc.		458		458		1,583		1,583
Other, net		518		505		562		502
Total uses		1,599		1,046		2,200		2,140
Net increase (decrease) in liquid assets, Other MetLife Holding Companies		620				(83)		
Liquid assets, beginning of year		944				1,027		
Liquid assets, end of year	$	1,564			$	944		
Free cash flow, Other MetLife Holding Companies				1,173				(23)
Net increase (decrease) in liquid assets, All Holding Companies	$	(1,504)			$	(134)		
Free cash flow, All Holding Companies (5)			$	4,890			$	4,559

(1) Dividends and returns of capital to MetLife, Inc. included $3.4 billion and $3.9 billion from operating subsidiaries and $458 million and $1.6 billion from other MetLife holding companies for the years ended December 31, 2025 and 2024, respectively.

(2) Included in free cash flow is the portion of long-term debt issued that represents incremental debt to be at or below target leverage ratios.

(3) See MetLife, Inc. (Parent Company Only) Condensed Statements of Cash Flows included in Schedule II of the Financial Statement Schedules for information regarding the source of liquid assets from receipts on loans to subsidiaries (excluding interest) and the use of liquid assets related to the issuances of loans to subsidiaries (excluding interest).

(4) Other, net includes $103 million and $46 million of net receipts (payments) by MetLife, Inc. to and from subsidiaries under a tax sharing agreement and tax payments to tax agencies for the years ended December 31, 2025 and 2024, respectively.

(5) See "— Non-GAAP and Other Financial Disclosures" for the reconciliation of net cash provided by operating activities of MetLife, Inc. to free cash flow of all holding companies.

Sources and Uses of Liquid Assets of MetLife, Inc.

The primary sources of MetLife, Inc.'s liquid assets are dividends and returns of capital from subsidiaries, issuances of long-term debt, issuances of common and preferred stock, and net receipts from subsidiaries under a tax sharing agreement. MetLife, Inc.'s insurance subsidiaries are subject to regulatory restrictions on the payment of dividends imposed by the regulators of their respective domiciles.

The primary uses of MetLife, Inc.'s liquid assets are principal and interest payments on long-term debt, dividends on and repurchases of common and preferred stock, capital contributions to subsidiaries, funding of business acquisitions, income taxes and operating expenses. MetLife, Inc. is party to various capital support commitments and guarantees with certain of its subsidiaries.

In addition, MetLife, Inc. issues loans to subsidiaries, or subsidiaries issue loans to MetLife, Inc. Accordingly, changes in MetLife, Inc. liquid assets include issuances of loans to subsidiaries, proceeds of loans from subsidiaries and the related repayment of principal and payment of interest on such loans.

Sources and Uses of Liquid Assets of Other MetLife Holding Companies

The primary sources of liquid assets of other MetLife holding companies are dividends, returns of capital and remittances from their subsidiaries and branches, principally non-U.S. insurance companies; capital contributions received; receipts of principal and interest on loans to subsidiaries and affiliates, and borrowings from subsidiaries and affiliates. MetLife, Inc.'s non-U.S. operations are subject to regulatory restrictions on the payment of dividends imposed by local regulators.

The primary uses of liquid assets of other MetLife holding companies are capital contributions paid to their subsidiaries and branches, principally non-U.S. insurance companies; loans to subsidiaries and affiliates; principal and interest paid on loans from subsidiaries and affiliates; dividends and returns of capital to MetLife, Inc. and the following items, which are reported within other, net: business acquisitions; and operating expenses.

Liquidity and Capital Sources and Uses

MetLife, Inc.'s primary sources of liquidity and capital are provided by a variety of global funding sources, including: (i) dividends from subsidiaries; (ii) issuances of long-term debt, including subordinated debt securities, and collateral financing arrangement; (iii) credit and committed facilities; and (iv) dispositions.

MetLife, Inc.'s primary uses of liquidity and capital include: (i) debt service; (ii) cash dividends on common and preferred stock; (iii) capital contributions to subsidiaries; (iv) repayments, repurchases and/or redemptions of common stock, preferred stock and debt; (v) payment of general operating expenses; (vi) support agreements; and (vii) acquisitions.

Additional details regarding certain of MetLife, Inc.'s primary sources of liquidity and capital are included in "— The Company — Liquidity and Capital Sources and Uses" and the Notes to the Consolidated Financial Statements referenced in "— Overview" and are discussed below.

Based on our analysis and comparison of our current and future cash inflows from the dividends we receive from subsidiaries that are permitted to be paid without prior insurance regulatory approval, our investment portfolio and other cash flows and anticipated access to the capital markets, we believe there will be sufficient liquidity and capital to enable MetLife, Inc. to make payments on debt, pay cash dividends on its common and preferred stock, contribute capital to its subsidiaries, repurchase its common stock and certain of its other securities, pay all general operating expenses and meet its cash needs under current market conditions and reasonably possible stress scenarios.

Dividends from Subsidiaries

MetLife, Inc. relies, in part, on dividends from its subsidiaries to meet its cash requirements. MetLife, Inc.'s insurance subsidiaries are subject to regulatory restrictions on the payment of dividends imposed by the regulators of their respective domiciles. The dividend limitation for U.S. insurance subsidiaries is generally based on the surplus to policyholders at the end of the immediately preceding calendar year and statutory net gain from operations for the immediately preceding calendar year. Statutory accounting practices, as prescribed by insurance regulators of various states in which we conduct business, differ in certain respects from accounting principles used in financial statements prepared in conformity with GAAP. The significant differences relate to the treatment of DAC, certain deferred income tax, required investment liabilities, statutory reserve calculation assumptions, goodwill and surplus notes.

The table below sets forth the dividends permitted to be paid by MetLife, Inc.'s primary U.S. insurance subsidiaries without insurance regulatory approval and the actual dividends paid:

Company	2026 Permitted Without Approval (1)	2025 Paid (2)	2025 Permitted Without Approval (1)	2024 Paid (2)	2024 Permitted Without Approval (1)
			(In millions)		
Metropolitan Life Insurance Company	$ 2,121	$ 2,332	$ 2,732	$ 3,476	$ 3,476
American Life Insurance Company	$ 2,219	$ 400	$ 751	$ 1,485	$ 945
Metropolitan Tower Life Insurance Company	$ 547	$ 760	$ 358	$ 373	$ 373

_____

(1) Reflects dividend amounts that may be paid during the relevant year without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over rolling 12-month periods, if paid before a specified date during such year, some or all of such dividends may require regulatory approval.

(2) Reflects all amounts paid, including those where regulatory approval was obtained as required.

In addition to the amounts presented in the table above, for the years ended December 31, 2025 and 2024, MetLife, Inc. also received from certain other subsidiaries cash dividends of $322 million and $133 million, respectively, as well as cash returns of capital of $47 million and $74 million, respectively.

The dividend capacity of our non-U.S. operations is subject to similar restrictions established by the local regulators. The non-U.S. regulatory regimes also commonly limit dividend payments to the parent company to a portion of the subsidiary's prior year statutory income, as determined by the local accounting principles. The regulators of our non-U.S. operations, including the FSA, may also limit or not permit profit repatriations or other transfers of funds to the U.S. if such transfers are deemed to be detrimental to the solvency or financial strength of the non-U.S. operations, or for other reasons. Most of our non-U.S. subsidiaries are second tier subsidiaries which are owned by various non-U.S. holding companies. The capital and rating considerations applicable to our first tier subsidiaries may also impact the dividend flow into MetLife, Inc.

We proactively manage target and excess capital levels and dividend flows and forecast local capital positions as part of the financial planning cycle. The dividend capacity of certain U.S. and non-U.S. subsidiaries is also subject to business targets in excess of the minimum capital necessary to maintain the desired rating or level of financial strength in the relevant market.

Long-term Debt Outstanding

The following table summarizes the outstanding long-term debt of MetLife, Inc. at:

	December 31,		
	2025		**2024**
	(In millions)		
Long-term debt — unaffiliated	$ 13,999	$	14,431
Long-term debt — affiliated	$ 1,451	$	1,447
Subordinated debt securities	$ 3,461	$	2,470

MetLife, Inc. intends to repay, redeem or refinance, in whole or in part, all the debt that is due in 2026.

The following table summarizes MetLife, Inc.'s outstanding senior notes by year of maturity, excluding any premium or discount and unamortized issuance costs, at December 31, 2025:

Year of Maturity	Principal	Interest Rate
	(In millions)	
Unaffiliated:		
2026	$ 161	0.50%
2029	$ 45	1.01%
2029	$ 414	0.77%
2030 - 2059	$ 13,475	Ranging from 0.90% - 6.50%
Affiliated:		
2026	$ 102	1.64%
2026	$ 88	1.61%
2026	$ 78	1.59%
2028	$ 92	1.76%
2028	$ 122	1.72%
2029	$ 169	1.81%
2030 - 2032	$ 800	Ranging from 1.85% - 5.94%

Affiliated Capital and Lending Transactions

For the years ended December 31, 2025 and 2024, excluding acquisitions, MetLife, Inc. invested a net amount of $381 million and $254 million, respectively, in various subsidiaries.

MetLife, Inc. lends funds, as necessary, through credit agreements or otherwise to its subsidiaries and affiliates, some of which are regulated, to meet their capital requirements or to provide liquidity. MetLife, Inc. had loans to subsidiaries outstanding of $0 and $285 million at December 31, 2025 and 2024, respectively.

Support Agreements

MetLife, Inc. and several of its subsidiaries (each, an "Obligor") are parties to various capital support commitments and guarantees with subsidiaries. Under these arrangements, each Obligor has agreed to cause the applicable entity to meet specified capital and surplus levels or has guaranteed certain contractual obligations. We anticipate that in the event these arrangements place demands upon us, there will be sufficient liquidity and capital to enable us to meet such demands.

Adopted Accounting Pronouncements

See Note 1 of the Notes to the Consolidated Financial Statements.

Future Adoption of Accounting Pronouncements

See Note 1 of the Notes to the Consolidated Financial Statements.

Non-GAAP and Other Financial Disclosures

In this report, the Company presents certain measures of its performance on a consolidated and segment basis that are not calculated in accordance with GAAP. We believe that these non-GAAP financial measures enhance our investors' understanding of our performance by highlighting the results of operations and the underlying profitability drivers of our business. Segment-specific financial measures are calculated using only the portion of consolidated results attributable to that specific segment.

The following non-GAAP financial measures should not be viewed as substitutes for the most directly comparable financial measures calculated in accordance with GAAP:

Non-GAAP financial measures:		Comparable GAAP financial measures:	
(i)	adjusted premiums, fees and other revenues	(i)	premiums, fees and other revenues
(ii)	adjusted earnings	(ii)	net income (loss)
(iii)	adjusted earnings available to common shareholders	(iii)	net income (loss) available to MetLife, Inc.'s common shareholders
(iv)	free cash flow of all holding companies	(iv)	MetLife, Inc. (parent company only) net cash provided by (used in) operating activities
(v)	adjusted net investment income	(v)	net investment income

Any of these financial measures shown on a constant currency basis reflect the impact of changes in foreign currency exchange rates and are calculated using the average foreign currency exchange rates for the current period and applied to the comparable prior period ("constant currency basis").

Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in "— Results of Operations" and "— Investments." Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are not accessible on a forward-looking basis because we believe it is not possible without unreasonable effort to provide other than a range of net investment gains and losses and net derivative gains and losses, which can fluctuate significantly within or outside the range and from period to period and may have a material impact on net income.

Our definitions of non-GAAP and other financial measures discussed in this report may differ from those used by other companies.

Adjusted earnings and related measures:

- adjusted earnings;

- adjusted earnings available to common shareholders; and

- adjusted earnings available to common shareholders, on a constant currency basis.

Adjusted earnings is used by the Company's chief operating decision maker, its Chief Executive Officer ("CEO"), to evaluate performance and allocate resources. Consistent with GAAP guidance for segment reporting, adjusted earnings is our GAAP measure of segment performance. Adjusted earnings and related measures based on adjusted earnings are also the measures by which senior management's and many other employees' performance is evaluated for the purposes of determining their compensation under applicable compensation plans. Adjusted earnings and related measures based on adjusted earnings allow analysis of the Company's performance relative to its business plan and facilitate comparisons to industry results.

Adjusted earnings available to common shareholders is defined as adjusted earnings less preferred stock dividends. For additional information relating to adjusted earnings, see "Financial Measure and Segment Accounting Policies" and "Corporate & Other" in Note 2 of the Notes to the Consolidated Financial Statements.

In addition, adjusted earnings available to common shareholders excludes the impact of preferred stock redemption premium, which is reported as a reduction to net income (loss) available to MetLife, Inc.'s common shareholders.

Return on equity, allocated equity and related measures:

- Total MetLife, Inc.'s adjusted common stockholders' equity: total MetLife, Inc.'s common stockholders' equity, excluding unrealized investment gains (losses), net of related offsets, deferred gains (losses) on derivatives, future policy benefits discount rate remeasurement gains (losses), MRBs instrument-specific credit risk remeasurement gains (losses) and defined benefit plans adjustment components of accumulated other comprehensive income (loss) ("AOCI") and the estimated fair value of certain ceded reinsurance-related embedded derivatives, all net of income tax.

- Total MetLife, Inc.'s adjusted common stockholders' equity, excluding total notable items: total MetLife, Inc.'s common stockholders' equity, excluding unrealized investment gains (losses), net of related offsets, deferred gains (losses) on derivatives, future policy benefits discount rate remeasurement gains (losses), MRBs instrument-specific credit risk remeasurement gains (losses) and defined benefit plans adjustment components of AOCI, the estimated fair value of certain ceded reinsurance-related embedded derivatives and total notable items, all net of income tax.

- Return on MetLife, Inc.'s common stockholders' equity: net income (loss) available to MetLife, Inc.'s common shareholders divided by MetLife, Inc.'s average common stockholders' equity.

- Adjusted return on MetLife, Inc.'s common stockholders' equity: adjusted earnings available to common shareholders divided by MetLife, Inc.'s average adjusted common stockholders' equity.

- Adjusted return on MetLife, Inc.'s common stockholders' equity, excluding total notable items: adjusted earnings available to common shareholders, excluding total notable items, divided by MetLife, Inc.'s average adjusted common stockholders' equity, excluding total notable items.

- Allocated equity: the portion of total MetLife, Inc.'s adjusted common stockholders' equity that management allocates to each of its segments based on local capital requirements and economic capital. See "— Risk Management— Economic Capital."

The above measures represent a level of equity that excludes most components of AOCI, such as unrealized investment gains (losses), net of related offsets, and future policy benefits discount rate remeasurement gains (losses), as well as the impact of certain ceded reinsurance-related embedded derivatives, as these amounts are primarily driven by market volatility.

Expense ratio and direct expense ratio:

- Expense ratio: other expenses, net of capitalization of DAC, divided by premiums, fees and other revenues.

- Direct expense ratio: direct expenses divided by adjusted premiums, fees and other revenues. Direct expenses are comprised of employee-related costs, third-party staffing costs, and general and administrative expenses.

- Direct expense ratio, excluding total notable items related to direct expenses and pension risk transfers: direct expenses, excluding total notable items related to direct expenses, divided by adjusted premiums, fees and other revenues, excluding pension risk transfers.

Assets under management:

- Total Assets Under Management ("Total AUM") is comprised of MIM GA AUM plus Institutional Client AUM (each, as defined below).

- MIM General Account AUM ("MIM GA AUM") is used by MetLife to describe the portion of GA AUM (as defined below) that MIM manages or advises.

- General Account AUM ("GA AUM") is used by MetLife to describe assets in its general account ("GA") investment portfolio. GA AUM is stated at estimated fair value and is comprised of GA total investments, the portion of the GA investment portfolio classified within assets held-for-sale, cash and cash equivalents, and accrued investment income on such assets, and excludes policy loans, certain contractholder-directed equity securities, FVO securities, mortgage loans originated for third parties, assets subject to ceded reinsurance arrangements with third parties and joint ventures, and certain other invested assets. Mortgage loans and real estate and REJVs included in GA AUM (at net asset value, net of deduction for encumbering debt) have been adjusted from carrying value to estimated fair value. Classification of GA AUM by sector is based on the nature and characteristics of the underlying investments which can vary from how they are classified under GAAP. Accordingly, the underlying investments within certain real estate and REJVs that are primarily commercial mortgage loans (at net asset value, net of deduction for encumbering debt) have been reclassified to exclude them from real estate and REJVs and include them as commercial mortgage loans.

- Institutional Client AUM is comprised of SA AUM plus Reinsurance AUM plus TP AUM (each, as defined below). MIM manages or advises Institutional Client AUM in accordance with client guidelines contained in each investment advisory agreement.

  ◦ Separate Account AUM ("SA AUM") is comprised of separate account investment portfolios, which are managed or advised by MIM and included in MetLife, Inc.'s consolidated financial statements at estimated fair value, as well as accrued investment income on such assets.

  ◦ Reinsurance AUM is comprised of GA assets subject to ceded reinsurance arrangements with third parties and joint ventures, which are managed or advised by MIM and are generally included in MetLife, Inc.'s consolidated financial statements at estimated fair value, as well as accrued investment income on such assets.

  ◦ Third-Party AUM ("TP AUM") is comprised of non-proprietary assets managed or advised by MIM on behalf of unaffiliated/third-party clients, which are stated at estimated fair value, as well as accrued investment income on such assets. Such non-proprietary assets are owned by unaffiliated/third-party clients and, accordingly, are generally not included in MetLife, Inc.'s consolidated financial statements.

Other items:

The following additional information is relevant to an understanding of our performance:

- We sometimes refer to sales activity for various products. These sales statistics do not correspond to revenues under GAAP, but are used as relevant measures of business activity. Further, sales statistics for our Asia, Latin America, and EMEA segments are on a constant currency basis.

- Volume growth, where cited, represents the change in certain measures of our segment results, including adjusted earnings, attributable to business growth, applying a model in which certain margins and factors are held constant, the most significant of which are underwriting margins, investment margins, changes in equity market performance, expense margins and the impact of changes in foreign currency exchange rates.

- Operating margin is calculated as adjusted earnings before provision for income tax as a percentage of net investment income plus other revenues.

- Pension risk transfers include U.K. funded reinsurance.

- "Third-party mortgage loan activity" relates to amounts associated with mortgage loans originated and acquired for third parties, including (i) the related investment returns and expenses which are passed through to the third-party lenders and (ii) the corresponding mortgage loan assets.

- Near-term represents one to three years.

- We refer to observable forward yield curves as of a particular date in connection with making our estimates for future results. The observable forward yield curves at a given time are based on implied future interest rates along a range of interest rate durations. This includes the 10-year U.S. Treasury rate which we use as a benchmark rate to describe longer-term interest rates used in our estimates for future results.

- Notable items reflect the unexpected impact of events that affect the Company's results, but that were unknown and that the Company could not anticipate when it devised its business plan. Notable items also include certain items regardless of the extent anticipated in the business plan, to help investors have a better understanding of the Company's results and to evaluate and forecast those results. Notable items represent a positive (negative) impact to adjusted earnings available to common shareholders.

- The Company uses a measure of free cash flow to facilitate an understanding of its ability to generate cash for reinvestment into its businesses or use in non-mandatory capital actions. The Company defines free cash flow as the sum of cash available at MetLife's holding companies from dividends from operating subsidiaries, expenses and other net flows of the holding companies (including capital contributions to subsidiaries), and net contributions from debt to be at or below target leverage ratios. This measure of free cash flow is prior to capital actions, such as common stock dividends and repurchases, debt reduction and mergers and acquisitions. Free cash flow should not be viewed as a substitute for net cash provided by (used in) operating activities calculated in accordance with GAAP. The free cash flow ratio is typically expressed as a percentage of annual adjusted earnings available to common shareholders. A reconciliation of net cash provided by operating activities of MetLife, Inc. (parent company only) to free cash flow of all holding companies for the years ended December 31, 2025 and 2024 is provided below.

Reconciliation of Net Cash Provided by Operating Activities of MetLife, Inc. to Free Cash Flow of All Holding Companies

	Years Ended December 31,			
	2025		**2024**	
	(In millions, except ratios)			
MetLife, Inc. (parent company only) net cash provided by operating activities	$	2,840	$	4,735
Adjustments from net cash provided by operating activities to free cash flow:				
Add: Incremental debt to be at or below target leverage ratios		437		—
Add: Capital contributions to subsidiaries		—		(237)
Add: Returns of capital from subsidiaries		47		74
Add: Repayments (issuances) of loans to subsidiaries, net		285		20
Add: Investment portfolio and derivative changes and other, net		108		(10)
MetLife, Inc. (parent company only) free cash flow		3,717		4,582
Other MetLife, Inc. holding companies:				
Add: Dividends and returns of capital from subsidiaries		2,219		2,117
Add: Capital contributions to subsidiaries		(60)		(34)
Add: Repayments (issuances) of loans to subsidiaries, net		(23)		(21)
Add: Other expenses		(650)		(677)
Add: Dividends and returns of capital to MetLife, Inc.		(458)		(1,583)
Add: Investment portfolio and derivative changes and other, net		145		175
Total other MetLife, Inc. holding companies free cash flow		1,173		(23)
Free cash flow of all holding companies	$	4,890	$	4,559
Ratio of net cash provided by operating activities to consolidated net income (loss) available to MetLife, Inc.'s common shareholders:				
MetLife, Inc. (parent company only) net cash provided by operating activities	$	2,840	$	4,735
Consolidated net income (loss) available to MetLife, Inc.'s common shareholders	$	3,173	$	4,226
Ratio of net cash provided by operating activities (parent company only) to consolidated net income (loss) available to MetLife, Inc.'s common shareholders (1)		90 %		112 %
Ratio of free cash flow to adjusted earnings available to common shareholders:				
Free cash flow of all holding companies (2)	$	4,890	$	4,559
Consolidated adjusted earnings available to common shareholders (2)	$	5,943	$	5,796
Ratio of free cash flow of all holding companies to consolidated adjusted earnings available to common shareholders (2)		82 %		79 %

_____

(1)   Including the free cash flow of other MetLife, Inc. holding companies of $1.2 billion and ($23) million for the years ended December 31, 2025 and 2024, respectively, in the numerator of the ratio, this ratio, as adjusted, would be 126% and 112%, respectively.

(2)   i) Consolidated adjusted earnings available to common shareholders for the year ended December 31, 2025, was negatively impacted by notable items, primarily related to tax adjustments of ($100) million, net of income tax, and litigation reserves and settlement costs of ($32) million, net of income tax, offset by actuarial assumption review and other insurance adjustments of $89 million, net of income tax. Excluding these notable items from the denominator of the ratio, the adjusted free cash flow ratio for 2025 would be 82%.

ii) Consolidated adjusted earnings available to common shareholders for the year ended December 31, 2024, was positively impacted by notable items, primarily related to tax adjustments of $57 million, net of income tax, and actuarial assumption review and other insurance adjustments of $16 million, net of income tax, offset by litigation reserves and settlement costs of ($47) million, net of income tax. Excluding these notable items from the denominator of the ratio, the adjusted free cash flow ratio for 2024 would be 79%.

Risk Management

We have an integrated process for managing risk, that is supported by a Risk Appetite Statement approved by the Board of Directors. Risk management is overseen and conducted through multiple Board and senior management risk committees (financial and non-financial). The risk committees are established at the enterprise, regional and local levels, as needed, to oversee capital and risk positions, approve ALM strategies and risk limits, and establish certain corporate risk standards and policies. The risk committees are comprised of senior leaders from the lines of business and corporate functions, which ensures comprehensive coverage and sharing of risk reporting. The ERC is responsible for reviewing all material risks impacting the enterprise and deciding on actions, if necessary, in the event risks exceed desired tolerances, taking into consideration industry best practices and the current environment to resolve or mitigate those risks.

Three Lines of Defense

MetLife operates under the "Three Lines of Defense" model. Under this model, the lines of business and corporate functions are the first and primary line of defense in identifying, measuring, monitoring, managing, and reporting risks. Global Risk Management forms the second line of defense providing strategic advisory services and effective challenge and oversight to the business and corporate functions in the first line of defense. Internal Audit serves as the third line of defense, providing independent assurance and testing over the risk and control environment and related processes and controls.

Global Risk Management

Independent from the lines of business, the centralized Global Risk Management department, led by the CRO, coordinates across all risk committees to ensure that all material risks are properly identified, measured, monitored, managed and reported across the Company. The CRO reports to the CEO and is primarily responsible for maintaining and communicating the Company's enterprise risk policies and for monitoring and analyzing all material risks.

Global Risk Management considers and monitors a full range of risks relating to the Company's solvency, liquidity, earnings, business operations and reputation. Global Risk Management's primary responsibilities consist of:

- implementing an enterprise risk framework, which outlines our enterprise approach for managing financial and non-financial risk;

- developing policies and procedures for identifying, measuring, monitoring, managing and reporting those risks identified in the enterprise risk framework;

- coordinating Own Risk Solvency Assessment for Board, senior management and regulator use;

- establishing appropriate corporate risk tolerance levels;

- measuring capital on an economic basis;

- mitigating compliance risk and establishing controls;

- integrating climate risk into MetLife's risk management framework and developing climate risk capabilities; and

- reporting to (i) the Finance and Risk Committee of the Board of Directors; (ii) the Compensation Committee of the Board of Directors; and (iii) the financial and non-financial senior management committees on various aspects of risk.

Key Risk Types

MetLife has defined each material risk to which it is exposed and has established individual frameworks to monitor, manage and report on the respective risk.

- Market Risk: is the risk of loss due to potential changes in the value of assets and liabilities arising from fluctuations in financial market, real estate, and other economic factors. Market risk is comprised of interest rate risk, equity risk, foreign currency exchange rate risk, spread risk and inflation risk.

- Credit Risk: is the risk of loss or credit rating downgrade arising from an obligor or counterparty with a direct or contingent financial obligation to MetLife that is either unable or unwilling to meet its obligation in full and on a timely basis. These risks arise from public and private fixed income assets, private loans including real estate, derivative transactions, bank deposits, reinsurance agreements and other similar contracts.

- Insurance Risk: is the risk of loss or adverse change in insurance liabilities from changes in the level, trend, and volatility of insurance and policyholder behavior experience varying from best estimate assumptions. These variances can be driven by catastrophic events such as pandemics or can be the result of misestimating base assumptions. Insurance risks to MetLife generally arise from mortality, morbidity, longevity, and policyholder behavior.

- Non-Financial Risk: is the risk of failed or inadequate internal processes, human errors, system errors or external events that may result in financial loss, non-financial damage, and/or non-compliance with applicable laws and regulations. Non-Financial risk captures operational and compliance risks, including risks such as business interruption, customer protection, money laundering, sanctions, bribery and corruption, fraud, privacy, and information security risk.

- Liquidity Risk: refers to the risk that MetLife is unable to raise cash or collateral necessary to meet current obligations.

Economic Capital

Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital can be deployed. For further information, see "Financial Measure and Segment Accounting Policies" in Note 2 of the Notes to the Consolidated Financial Statements.

Asset/Liability Management

We actively manage our assets using an approach that is liability driven and balances quality, diversification, asset/ liability matching, liquidity, concentration, and investment return. The goals of the investment process are to optimize, net of income tax, risk-adjusted investment income and risk-adjusted total return while ensuring that the assets and liabilities are reasonably aligned on a cash flow and duration basis. The ALM process is the shared responsibility of the ALM, Global Risk Management, and Investments departments, with the engagement of senior members of the business segments and Finance, and is governed by the ALM Committees. The ALM Committees' duties include reviewing and approving investment guidelines and limits, approving significant portfolio and ALM strategies and providing oversight of the ALM process. The directives of the ALM Committees are carried out and monitored through ALM Working Groups which are set up to manage risk by geography, product or portfolio type. The ALM Steering Committee oversees the activities of the underlying ALM Committees and Working Groups. The ALM Steering Committee reports to the ERC.

We establish portfolio guidelines that define ranges and limits related to asset allocation, interest rate risk, liquidity, concentration and other risks for each major business segment, legal entity and insurance product group. These guidelines support implementation of investment strategies used to adequately fund our liabilities within acceptable levels of risk. We also establish hedging programs and associated investment portfolios for different blocks of business. The ALM Working Groups monitor these strategies and programs through regular review of portfolio metrics, such as effective duration, yield curve sensitivity, convexity, value at risk, market sensitivities (to interest rates, equity market levels, equity volatility, foreign currency exchange rates and inflation), stress scenario payoffs, liquidity, asset sector concentration and credit quality.

We manage credit risk through in-house fundamental credit analysis of the underlying obligors, issuers, transaction structures and real estate properties. We also manage credit, market valuation and liquidity risk through industry and issuer diversification and asset allocation limits. These risk limits, approved annually by the Investment Risk Committee, promote diversification by asset sector, avoid concentrations in any single issuer and limit overall aggregate credit and equity risk exposure, as measured by our economic capital framework. For real estate assets, we manage credit and market risk through asset allocation limits and by diversifying by geography, property and product type.

Information Security Risk Management

For details on information security risk management, see "Cybersecurity."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The following discussion on market risk should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management."

Market Risk Exposures

We regularly analyze our exposure to interest rate, foreign currency exchange rate and equity market price risk. As a result of that analysis, we have determined that the estimated fair values of certain assets and liabilities are materially exposed to changes in interest rates, foreign currency exchange rates and equity markets. We have exposure to market risk through our insurance operations and investment activities. For purposes of this disclosure, "market risk" is defined as the risk of loss due to potential changes in the value of assets and liabilities arising from fluctuation in the financial markets and other economic factors.

Interest Rates

Our exposure to interest rate changes results most significantly from our holdings of fixed maturity securities AFS, mortgage loans, derivatives, and our interest rate sensitive liabilities. Fixed maturity securities AFS include U.S. and foreign government bonds, securities issued by government agencies, corporate bonds, mortgage-backed securities and ABS & CLO, all of which are mainly exposed to changes in medium- and long-term interest rates. The interest rate sensitive liabilities for purposes of this disclosure include FPBs, PABs related to certain investment type contracts, debt and MRBs primarily consisting of variable annuities with guaranteed minimum benefits which have the same type of interest rate exposure (medium- and long-term interest rates) as fixed maturity securities AFS. See "Risk Factors — Economic Environment and Capital Markets Risks — We May Face Difficult Economic Conditions."

Foreign Currency Exchange Rates

Our exposure to fluctuations in foreign currency exchange rates against the U.S. dollar results most significantly from our holdings in non-U.S. dollar denominated fixed maturity and equity securities, mortgage loans, and insurance liabilities, as well as through our investments in foreign subsidiaries. The principal currencies that create foreign currency exchange rate risk in our investment portfolios and insurance liabilities are the Japanese yen, the Euro and the British pound. Selectively, we use U.S. dollar assets to support certain long-duration foreign currency liabilities. Through our investments in foreign subsidiaries and joint ventures, we are primarily exposed to the Japanese yen, the Euro, the Australian dollar, the British pound, the Mexican peso, the Chilean peso and the Korean won. In addition to hedging with foreign currency swaps, forwards and options, local surplus in some countries may be held entirely or in part in U.S. dollar assets, which further minimize exposure to foreign currency exchange rate fluctuation risk. We have matched much of our foreign currency insurance liabilities in our foreign subsidiaries with their respective foreign currency assets, thereby reducing our risk to foreign currency exchange rate fluctuation. See "Risk Factors — Economic Environment and Capital Markets Risks — We May Face Difficult Economic Conditions."

Equity Market

Along with investments in equity securities and FVO securities, we have exposure to equity market risk through certain liabilities that involve long-term guarantees on equity performance, such as MRBs for variable annuities with guaranteed minimum benefits and certain PABs. Equity exposures associated with real estate and limited partnership interests are excluded from this discussion.

Management of Market Risk Exposures

We use a variety of strategies to manage interest rate, foreign currency exchange rate and equity market risk, including the use of derivatives.

Interest Rate Risk Management

To support management of interest rate risk, we perform analysis using various models, including multi-scenario cash flow projection models that forecast cash flows of the liabilities and their supporting investments, including derivatives. These projections involve evaluating the potential gain or loss on most of our in-force business under various increasing and decreasing interest rate environments. The NYDFS regulations require that we perform some of these analyses annually as part of our review of the sufficiency of our regulatory reserves. For several of our legal entities, we maintain segmented operating and surplus asset portfolios for the purpose of ALM and the allocation of investment income to product lines. In the U.S., for each segment, invested assets greater than or equal to the GAAP liabilities, net of certain non-invested assets allocated to the segment, are maintained, with any excess allocated to Corporate & Other. The business segments may reflect differences in legal entity, statutory line of business and any product market characteristic which may drive a distinct investment strategy with respect to duration, liquidity or credit quality of the invested assets. Certain smaller entities make use of unsegmented general accounts for which the investment strategy reflects the aggregate characteristics of liabilities in those entities. We measure relative sensitivities of the value of our assets and liabilities to changes in key assumptions utilizing internal models. These models reflect specific product characteristics and include assumptions based on current and anticipated experience regarding lapse, mortality, morbidity and interest crediting rates. In addition, these models include asset cash flow projections reflecting interest payments, sinking fund payments, principal payments, bond calls, mortgage loan prepayments and defaults.

We employ product design, pricing and ALM strategies to reduce the potential effects of interest rate movements. Product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products and the ability to reset crediting rates for certain products. ALM strategies include the use of derivatives. We also use reinsurance to mitigate interest rate risk.

We also use common industry metrics, such as duration and convexity, to measure the relative sensitivity of assets and liability values to changes in interest rates. In computing the duration of liabilities, we consider policyholder guarantees and how we intend to set indeterminate policy elements such as interest credits or dividends. Each asset portfolio or portfolio group has a duration target based on the liability duration and the investment objectives of that portfolio. Where a liability cash flow may exceed the maturity of available assets, we may support such liabilities with equity investments, derivatives or interest rate curve mismatch strategies.

Foreign Currency Exchange Rate Risk Management

MetLife has a well-established policy to manage foreign currency exchange rate exposures within its risk tolerance. In general, investments backing specific liabilities are currency matched. This is achieved through direct investments in matching currency or through the use of foreign currency exchange rate derivatives. Enterprise foreign currency exchange rate risk limits are established by the ERC. Management of each of our segments, with oversight from our FX Working Group and the ALM committee for the respective segment, is responsible for managing any foreign currency exchange rate exposure.

We use foreign currency swaps, forwards and options to mitigate the liability exposure, risk of loss and financial statement volatility associated with our investments in foreign subsidiaries, foreign currency denominated fixed income investments and foreign currency insurance liabilities.

Equity Market Risk Management

We manage equity market risk on an integrated basis with other risks through our ALM strategies, including the dynamic hedging with derivatives of certain variable annuity guarantee benefits accounted for as MRBs, as well as reinsurance, in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. We also manage equity market risk exposure in our investment portfolio through the use of derivatives. These derivatives include exchange-traded equity futures, equity index options contracts, TRRs and equity variance swaps.

Hedging Activities

We use derivative contracts primarily to hedge a wide range of risks including interest rate risk, foreign currency exchange rate risk, and equity market risk. Derivative hedges are designed to reduce risk on an economic basis while considering their impact on financial results under different accounting regimes, including GAAP and local statutory accounting. Our derivative hedge programs vary depending on the type of risk being hedged. Some hedge programs are asset or liability specific while others are portfolio hedges that reduce risk related to a group of liabilities or assets. Certain of these derivative contracts are hedging market risks associated with reinsured business, where the results of these derivatives are passed to the reinsurer. Our use of derivatives by major hedge programs is as follows:

- Risks Related to Guarantee Benefits — We use a wide range of derivative contracts to mitigate the risk associated with living guarantee benefits accounted for as MRBs. These derivatives include equity and interest rate futures, interest rate swaps, currency futures/forwards, equity indexed options, TRRs, interest rate option contracts and equity variance swaps.

- Minimum Interest Rate Guarantees — For certain liability contracts, we provide the contractholder a guaranteed minimum interest rate. These contracts include certain fixed annuities and other insurance liabilities. We purchase interest rate caps and floors to reduce risk associated with these liability guarantees.

- Reinvestment Risk in Long-Duration Liability Contracts — Derivatives are used to hedge interest rate risk related to certain long-duration liability contracts. Hedges include interest rate swaps, swaptions and Treasury bond forwards.

- Foreign Currency Exchange Rate Risk — We use foreign currency swaps, futures, forwards and options to hedge foreign currency exchange rate risk. These hedges are generally used to swap foreign currency denominated bonds, investments in foreign subsidiaries or equity market exposures to U.S. dollars. Our foreign subsidiaries also use these hedges to swap non-local currency assets to local currency assets in order to match liabilities.

- General ALM Hedging Strategies — In the ordinary course of managing our asset/liability risks, we use interest rate futures, interest rate swaps, interest rate caps, interest rate floors, and inflation swaps. These hedges are designed to reduce interest rate risk or inflation risk related to the existing assets or liabilities or related to expected future cash flows.

- Macro Hedge Program — We use equity options, equity TRRs, interest rate swaptions, and equity and interest rate futures to mitigate the potential loss of legal entity statutory capital under stress scenarios.

Risk Measurement: Sensitivity Analysis

We measure market risk related to our market sensitive assets and liabilities based on changes in interest rates, foreign currency exchange rates and equity market prices utilizing a sensitivity analysis. This analysis estimates the potential changes in estimated fair value based on a hypothetical 100 basis point change (increase or decrease) in interest rates, as well as a 10% change (increase or decrease) in foreign currency exchange rates and equity market prices. We believe these changes in market rates and prices are reasonably possible in the near term. In performing the analysis summarized below, we used market rates at December 31, 2025. The sensitivity analysis separately calculates each of our market risk exposures (interest rate, foreign currency exchange rate and equity market) relating to our assets and liabilities. We modeled the impact of changes (increases and decreases) in market rates and prices on the estimated fair values of our market sensitive assets and liabilities and present the results with the most adverse level of market risk impact to the Company for each of these market risk exposures as follows:

- the net present values of our interest rate sensitive exposures resulting from a 100-basis point change (increase or decrease) in interest rates;

- estimated fair values of our foreign currency exchange rate sensitive exposures due to a 10% change (appreciation or depreciation) in the value of the U.S. dollar compared to all other currencies; and

- the estimated fair value of our equity market sensitive exposures due to a 10% change (increase or decrease) in equity market prices.

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. We cannot ensure that our actual losses in any particular period will not exceed the amounts indicated in the table below. Limitations related to this sensitivity analysis include:

- liabilities do not include $20.1 billion of other policy-related balances largely consisting of claims, unearned revenue liabilities and policyholder dividends;

- the analysis excludes real estate holdings, private equity and hedge fund holdings;

- the market risk information is limited by the assumptions and parameters established in creating the related sensitivity analysis, including the impact of prepayment rates on mortgage loans;

- sensitivities do not include the impact on asset or liability valuation of changes in market liquidity or changes in market credit spreads;

- foreign currency exchange rate risk is not isolated for certain MRBs for variable annuities with guaranteed minimum benefits, as the risk on these instruments is reflected as equity;

- the impact on reported earnings may be materially different from the change in market values, most notably for fixed maturity securities AFS, mortgage loans, FPBs, and derivatives that qualify for hedge accounting; and

- the model assumes that the composition of assets and liabilities remains unchanged throughout the period.

Accordingly, we use such models as tools and not as substitutes for the experience and judgment of our management. Based on our analysis of the impact of a 100-basis point change (increase or decrease) in interest rates, as well as a 10% change (increase or decrease) in foreign currency exchange rates and equity market prices, we have determined that such a change could have a material adverse effect on the estimated fair value of certain assets and liabilities from interest rate, foreign currency exchange rate and equity market exposures.

The table below illustrates the potential loss in estimated fair value for each market risk exposure based on market sensitive assets and liabilities at:

	December 31, 2025
	(In millions)
Interest rate risk	$ 7,554
Foreign currency exchange rate risk	$ 1,953
Equity market risk	$ 76

The risk sensitivities derived used a 100-basis point increase to interest rates, a 10% strengthening of the U.S. dollar against foreign currencies, and a 10% decrease in equity prices. The potential losses in estimated fair value presented are for non-trading securities.

The table below provides additional detail regarding the potential gain (loss) from changes in estimated fair value at:

	December 31, 2025				
			Interest Rate Risk	Foreign Currency Exchange Rate Risk	Equity Market Risk
	Notional Amount	Estimated Fair Value (1)	Assuming a 100 bps Increase in Interest Rates (2)	Assuming a 10% Appreciation in the U.S. Dollar (3)	Assuming a 10% Decrease in Equity Prices (4)
			(In millions)		
Assets					
Fixed maturity securities (5)		$ 319,142	$ (22,089)	$ (7,925)	$ (104)
Mortgage loans		$ 82,933	(1,952)	(693)	—
Other		$ 67,697	(1,869)	(963)	(67)
Total assets			$ (25,910)	$ (9,581)	$ (171)
Liabilities					
Future policy benefits		$ 208,855	$ 12,290	$ 3,442	$ (1)
Policyholder account balances		$ 141,863	4,108	2,843	—
Market risk benefits		$ 2,406	692	20	(309)
Short-term and long-term debt		$ 14,498	1,172	203	—
Other		$ 34,996	1,971	131	16
Total liabilities			$ 20,233	$ 6,639	$ (294)
Derivative Instruments					
Interest rate	$ 139,370	$ (1,164)	$ (1,776)	$ 156	$ —
Foreign currency exchange rate	$ 78,952	$ 535	(70)	847	—
Credit	$ 11,612	$ 96	(2)	(7)	—
Equity market	$ 20,142	$ 30	(29)	(7)	389
Total derivative instruments			$ (1,877)	$ 989	$ 389
Net Change			$ (7,554)	$ (1,953)	$ (76)
Prior Year Net Change			$ (8,301)	$ (1,748)	$ (105)
Increase/(Decrease)			$ 747	$ (205)	$ 29

(1) The carrying value for FPBs, as reported on the consolidated balance sheets, was used for these sensitivities. See Note 1 of the Notes to the Consolidated Financial Statements for additional details on FPBs.

(2) Separate account assets and liabilities and contractholder-directed investments supporting unit-linked variable annuity type liabilities (“Unit-linked investments”) and associated PABs, which are interest rate sensitive, are not included herein as any interest rate risk is borne by the contractholder.

(3) Does not necessarily represent those financial instruments solely subject to foreign currency exchange rate risk. Separate account assets and liabilities and Unit-linked investments and associated PABs, which are foreign currency exchange rate sensitive, are not included herein as any foreign currency exchange rate risk is borne by the contractholder.

(4) Does not necessarily represent those financial instruments solely subject to equity price risk. Additionally, separate account assets and liabilities and Unit-linked investments and associated PABs, which are equity market sensitive, are not included herein as any equity market risk is borne by the contractholder.

(5) Includes FVO securities.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements, Notes and Schedules

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of MetLife, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MetLife, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and the schedules listed in the Index to Consolidated Financial Statements, Notes and Schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Market Risk Benefits — Certain Assumptions Related to the Valuation of Market Risk Benefits — Refer to Notes 1, 6 and 13 to the Financial Statements

Critical Audit Matter Description

Market risk benefits are contracts or contract features that guarantee benefits, such as guaranteed minimum benefits, in addition to an account balance, which expose insurance companies to other than nominal capital market risk and protect the contractholder from the same risk. Market risk benefits are required to be measured at fair value.

Management applies considerable judgment in determining the actuarial and capital market assumptions to be used in the valuation models to estimate the fair value of market risk benefits. Principal assumptions include mortality, withdrawal, utilization, lapse, volatility, and nonperformance risk spread.

We have identified certain assumptions related to the valuation of market risk benefits, more specifically certain guaranteed minimum benefits associated with variable annuity contracts, as a critical audit matter due to the high degree of auditor judgment and an increased extent of effort, including the use of specialists, when performing audit procedures to evaluate the judgments made by management to estimate the fair value of market risk benefits.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of market risk benefits included, among others, the following:

- We tested the effectiveness of controls over assumptions used in the valuation of market risk benefits, including those assumptions used by the Company for determining fair value.

- With the involvement of our valuation and actuarial specialists, we:

  ◦ assessed the results of underlying experience studies and capital market projections, and evaluated the judgments applied by management in setting the principal assumptions.

  ◦ evaluated the reasonableness of certain assumptions by comparing the Company's selected assumptions to those independently recalculated by our actuarial specialist.

  ◦ evaluated the intended application of principal assumptions in the valuation model on a sample basis.

/s/ DELOITTE & TOUCHE LLP
New York, New York
February 19, 2026

We have served as the Company's auditor since at least 1968; however, an earlier year could not be reliably determined.

MetLife, Inc.

Consolidated Balance Sheets
December 31, 2025 and 2024

(In millions, except share and per share data)

	2025	2024
Assets		
Investments:		
Fixed maturity securities available-for-sale, at estimated fair value (net of allowance for credit loss of $249 and $160, respectively); and amortized cost: $337,201 and $307,421, respectively	$ 315,931	$ 281,043
Equity securities, at estimated fair value	858	712
Contractholder-directed equity securities and fair value option securities, at estimated fair value (includes $1,751 and $0, respectively, relating to variable interest entities)	13,959	10,672
Mortgage loans (net of allowance for credit loss of $1,193 and $800, respectively; includes $35 and $0, respectively, of mortgage loans held-for-sale)	84,593	89,012
Policy loans	8,547	8,545
Real estate and real estate joint ventures (includes $378 and $378, respectively, under the fair value option; $132 and $65, respectively, of real estate held-for-sale; $302 and $183, respectively, relating to variable interest entities)	13,440	13,342
Other limited partnership interests	14,917	14,378
Short-term investments, principally at estimated fair value	3,601	5,156
Other invested assets (includes $1,698 and $1,851, respectively, of leveraged and direct financing leases; $560 and $424, respectively, relating to variable interest entities)	16,332	18,504
Total investments	472,178	441,364
Cash and cash equivalents, principally at estimated fair value (includes $96 and $0, respectively, relating to variable interest entities)	22,032	20,068
Accrued investment income	3,719	3,489
Premiums, reinsurance and other receivables (includes $0 and $47, respectively, relating to variable interest entities)	49,059	29,761
Market risk benefits, at estimated fair value	458	372
Deferred policy acquisition costs and value of business acquired	21,107	19,627
Current income tax recoverable	660	295
Deferred income tax asset	2,585	2,994
Goodwill	9,613	8,901
Other assets	11,822	11,082
Separate account assets	151,933	139,504
Total assets	$ 745,166	$ 677,457
Liabilities, Mezzanine Equity and Equity		
Liabilities		
Future policy benefits	$ 208,855	$ 193,646
Policyholder account balances	236,857	221,445
Market risk benefits, at estimated fair value	2,406	2,581
Other policy-related balances	20,070	18,899
Policyholder dividends payable	356	385
Payables for collateral under securities loaned and other transactions	17,115	17,128
Short-term debt (includes $117 and $133, respectively, relating to variable interest entities)	355	465
Long-term debt (includes $28 and $0, respectively, relating to variable interest entities)	14,467	15,086
Collateral financing arrangement	352	476
Subordinated debt securities	4,155	3,164
Notes issued by collateralized financing entities (includes all amounts: under the fair value option; and relating to variable interest entities)	1,206	—
Deferred income tax liability	536	132
Other liabilities (includes $167 and $0, respectively, relating to variable interest entities)	57,582	36,843
Separate account liabilities	151,933	139,504
Total liabilities	716,245	649,754
Contingencies, Commitments and Guarantees (Note 24)		
Mezzanine Equity		
Redeemable noncontrolling interests	241	—
Equity		
MetLife, Inc.'s stockholders' equity:		
Preferred stock, par value $0.01 per share; $2,905 and $3,905, respectively, aggregate liquidation preference	—	—
Common stock, par value $0.01 per share; 3,000,000,000 shares authorized; 1,195,587,190 and 1,194,168,628 shares issued, respectively; 655,333,773 and 689,211,065 shares outstanding, respectively	12	12
Additional paid-in capital	32,858	33,791
Retained earnings	44,290	42,626
Treasury stock, at cost; 540,253,417 and 504,957,563 shares, respectively	(30,678)	(27,798)
Accumulated other comprehensive income (loss)	(18,084)	(21,186)
Total MetLife, Inc.'s stockholders' equity	28,398	27,445
Noncontrolling interests	282	258
Total equity	28,680	27,703
Total liabilities, mezzanine equity and equity	$ 745,166	$ 677,457

See accompanying notes to the consolidated financial statements.

MetLife, Inc.

Consolidated Statements of Operations
Years Ended December 31, 2025, 2024 and 2023

(In millions, except per share data)

	2025	2024	2023
Revenues			
Premiums	$ 49,779	$ 44,945	$ 44,283
Universal life and investment-type product policy fees	5,003	4,974	5,152
Net investment income	22,559	21,273	19,908
Other revenues	2,827	2,601	2,526
Net investment gains (losses)	(1,145)	(1,184)	(2,824)
Net derivative gains (losses)	(1,939)	(1,623)	(2,140)
Total revenues	77,084	70,986	66,905
Expenses			
Policyholder benefits and claims	49,718	44,728	44,590
Policyholder liability remeasurement (gains) losses	(150)	(206)	(45)
Market risk benefit remeasurement (gains) losses	(508)	(1,109)	(994)
Interest credited to policyholder account balances	8,950	8,339	7,860
Policyholder dividends	553	595	622
Other expenses	13,860	13,017	12,710
Total expenses	72,423	65,364	64,743
Income (loss) before provision for income tax	4,661	5,622	2,162
Provision for income tax expense (benefit)	1,258	1,178	560
Net income (loss)	3,403	4,444	1,602
Less: Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	24	18	24
Net income (loss) attributable to MetLife, Inc.	3,379	4,426	1,578
Less: Preferred stock dividends	194	200	198
Preferred stock redemption premium	12	—	—
Net income (loss) available to MetLife, Inc.'s common shareholders	$ 3,173	$ 4,226	$ 1,380
Net income (loss) available to MetLife, Inc.'s common shareholders per common share:			
Basic	$ 4.74	$ 5.98	$ 1.82
Diluted	$ 4.71	$ 5.94	$ 1.81

See accompanying notes to the consolidated financial statements.

MetLife, Inc.

Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2025, 2024 and 2023

(In millions)

	2025	2024	2023
Net income (loss)	$ 3,403	$ 4,444	$ 1,602
Other comprehensive income (loss):			
Unrealized investment gains (losses), net of related offsets	4,661	(6,524)	10,325
Deferred gains (losses) on derivatives	(2,461)	211	(1,811)
Future policy benefits discount rate remeasurement gains (losses)	2,021	4,997	(4,361)
Market risk benefit instrument-specific credit risk remeasurement gains (losses)	(31)	(124)	(102)
Foreign currency translation adjustments	952	(858)	296
Defined benefit plans adjustment	63	5	(88)
Other comprehensive income (loss), before income tax	5,205	(2,293)	4,259
Income tax (expense) benefit related to items of other comprehensive income (loss)	(1,027)	353	(898)
Other comprehensive income (loss), net of income tax	4,178	(1,940)	3,361
Comprehensive income (loss)	7,581	2,504	4,963
Less: Comprehensive income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests, net of income tax	26	22	6
Comprehensive income (loss) attributable to MetLife, Inc.	$ 7,555	$ 2,482	$ 4,957

See accompanying notes to the consolidated financial statements.

MetLife, Inc.

Consolidated Statements of Equity

Years Ended December 31, 2025, 2024 and 2023

(In millions, except per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock at Cost	Accumulated Other Comprehensive Income (Loss)	Total MetLife, Inc.'s Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2022	$ —	$ 12	$ 33,616	$ 40,332	$ (21,458)	$ (22,621)	$ 29,881	$ 244	$ 30,125
Treasury stock acquired in connection with share repurchases (includes $30 of excise tax)					(3,133)		(3,133)		(3,133)
Stock-based compensation			74				74		74
Dividends on preferred stock				(198)			(198)		(198)
Dividends on common stock (declared per share of $2.060)				(1,566)			(1,566)		(1,566)
Change in equity of noncontrolling interests							—	(12)	(12)
Net income (loss)				1,578			1,578	24	1,602
Other comprehensive income (loss), net of income tax						3,379	3,379	(18)	3,361
Balance at December 31, 2023		12	33,690	40,146	(24,591)	(19,242)	30,015	238	30,253
Cumulative effects of changes in accounting principles, net of income tax				(219)			(219)		(219)
Treasury stock acquired in connection with share repurchases (includes $30 of excise tax)					(3,207)		(3,207)		(3,207)
Stock-based compensation			101				101		101
Dividends on preferred stock				(200)			(200)		(200)
Dividends on common stock (declared per share of $2.155)				(1,527)			(1,527)		(1,527)
Change in equity of noncontrolling interests							—	(2)	(2)
Net income (loss)				4,426			4,426	18	4,444
Other comprehensive income (loss), net of income tax						(1,944)	(1,944)	4	(1,940)
Balance at December 31, 2024		12	33,791	42,626	(27,798)	(21,186)	27,445	258	27,703
Cumulative effects of change in accounting principles for equity method investees at January 1, 2025						(1,074)	(1,074)		(1,074)
Redemption of preferred stock			(988)				(988)		(988)
Preferred stock redemption premium				(12)			(12)		(12)
Treasury stock acquired in connection with share repurchases (includes $27 of excise tax)					(2,880)		(2,880)		(2,880)
Stock-based compensation			55				55		55
Dividends on preferred stock				(194)			(194)		(194)
Dividends on common stock (declared per share of $2.248)				(1,509)			(1,509)		(1,509)
Change in equity of noncontrolling interests							—	(2)	(2)
Net income (loss)				3,379			3,379	24	3,403
Other comprehensive income (loss), net of income tax						4,176	4,176	2	4,178
Balance at December 31, 2025	$ —	$ 12	$ 32,858	$ 44,290	$ (30,678)	$ (18,084)	$ 28,398	$ 282	$ 28,680

See accompanying notes to the consolidated financial statements.

MetLife, Inc.

Consolidated Statements of Cash Flows
Years Ended December 31, 2025, 2024 and 2023

(In millions)

	2025	2024	2023
Cash flows from operating activities			
Net income (loss)	$ 3,403	$ 4,444	$ 1,602
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization expenses	753	714	718
Amortization of premiums and accretion of discounts associated with investments, net	(1,840)	(1,512)	(1,332)
(Gains) losses on investments and from sales of businesses, net	1,144	1,165	2,800
(Gains) losses on derivatives, net	2,310	2,716	3,259
(Income) loss from equity method investments, net of dividends or distributions	365	844	1,090
Interest credited to policyholder account balances	9,316	8,484	7,970
Universal life and investment-type product policy fees	(4,182)	(4,251)	(4,031)
Change in contractholder-directed equity securities and fair value option securities	(1,013)	(518)	(539)
Change in accrued investment income	(272)	(18)	(194)
Change in premiums, reinsurance and other receivables	(27)	460	(1,952)
Change in market risk benefits	(235)	(782)	(658)
Change in deferred policy acquisition costs and value of business acquired, net	(1,068)	(791)	(660)
Change in income tax	(624)	(484)	(1,177)
Change in other assets	(555)	—	(124)
Change in insurance-related liabilities and policy-related balances	7,257	4,079	4,637
Change in other liabilities	1,917	(580)	2,115
Other, net	443	628	197
Net cash provided by (used in) operating activities	17,092	14,598	13,721
Cash flows from investing activities			
Sales, maturities and repayments of:			
Fixed maturity securities available-for-sale	59,471	55,650	58,816
Equity securities	140	158	1,018
Mortgage loans	14,646	10,363	8,505
Real estate and real estate joint ventures	505	753	143
Other limited partnership interests	1,025	1,083	915
Short-term investments	16,700	11,841	13,117
Purchases and originations of:			
Fixed maturity securities available-for-sale	(77,614)	(65,667)	(63,460)
Equity securities	(67)	(112)	(73)
Mortgage loans	(10,800)	(8,950)	(8,795)
Real estate and real estate joint ventures	(633)	(1,033)	(1,057)
Other limited partnership interests	(1,416)	(1,401)	(1,670)
Short-term investments	(14,929)	(10,943)	(14,000)
Cash received in connection with freestanding derivatives	2,528	2,288	3,145
Cash paid in connection with freestanding derivatives	(4,497)	(3,981)	(5,662)
Purchases of businesses (net of cash received of $172, $0 and $0, respectively)	(738)	—	—
Purchases of investments in operating joint ventures	(236)	(40)	—
Net change in policy loans	21	106	34
Net change in other invested assets	362	(1,435)	(1,079)
Other, net	(75)	(173)	(143)
Net cash provided by (used in) investing activities	$ (15,607)	$ (11,493)	$ (10,246)

See accompanying notes to the consolidated financial statements.

MetLife, Inc.

Consolidated Statements of Cash Flows — (continued)
Years Ended December 31, 2025, 2024 and 2023

(In millions)

	2025	2024	2023
Cash flows from financing activities			
Policyholder account balances - deposits	$ 108,356	$ 97,877	$ 95,587
Policyholder account balances - withdrawals	(101,508)	(94,914)	(90,876)
Net change in payables for collateral under securities loaned and other transactions	(25)	(244)	(3,283)
Long-term debt issued	743	1,568	1,989
Long-term debt repaid	(1,383)	(1,792)	(1,035)
Collateral financing arrangement repaid	(124)	(161)	(79)
Subordinated debt securities issued	1,000	—	—
Derivatives with certain financing elements and other derivative-related transactions, net	(247)	(157)	(74)
Proceeds from mortgage loan secured financing	439	285	682
Repayments of mortgage loan secured financing	(1,241)	(882)	(845)
Treasury stock acquired in connection with share repurchases	(2,883)	(3,207)	(3,103)
Redemption of preferred stock	(988)	—	—
Preferred stock redemption premium	(12)	—	—
Dividends on preferred stock	(194)	(200)	(198)
Dividends on common stock	(1,509)	(1,527)	(1,566)
Other, net	(261)	223	(139)
Net cash provided by (used in) financing activities	163	(3,131)	(2,940)
Effect of change in foreign currency exchange rates on cash and cash equivalents balances	316	(545)	(91)
Change in cash and cash equivalents	1,964	(571)	444
Cash and cash equivalents, beginning of year	$ 20,068	$ 20,639	$ 20,195
Cash and cash equivalents, end of year	$ 22,032	$ 20,068	$ 20,639
Supplemental disclosures of cash flow information			
Net cash paid (received) for:			
Interest	$ 1,041	$ 1,037	$ 989
Income tax	$ 1,564	$ 1,600	$ 1,833
Non-cash transactions:			
Funds withheld liabilities established in connection with reinsurance transactions	$ 18,319	$ —	$ —
Fixed maturity securities available-for-sale disposed of in connection with a reinsurance transaction	$ —	$ —	$ 8,984
Fixed maturity securities available-for-sale received in connection with pension risk transfer transactions	$ 7,647	$ 3,538	$ 2,749
Mortgage loans disposed of in connection with a reinsurance transaction	$ —	$ —	$ 196
Real estate and real estate joint ventures acquired in satisfaction of debt	$ 353	$ 359	$ 32
Short-term investments received in connection with pension risk transfer transactions	$ 122	$ —	$ —
Other invested assets received in connection with the sale of other limited partnership interests	$ 20	$ 375	$ —
Consolidation of real estate and real estate joint ventures:			
Increase in real estate and real estate joint ventures	$ —	$ 134	$ —
Increase in short-term debt	$ —	$ 113	$ —

See accompanying notes to the consolidated financial statements.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies

Business

"MetLife" and the "Company" refer to MetLife, Inc., a Delaware corporation incorporated in 1999, its subsidiaries and affiliates. MetLife is one of the world's leading financial services companies, providing insurance, annuities, employee benefits and asset management. In the fourth quarter of 2025, MetLife executed a reorganization to align with its strategic initiative to accelerate growth in asset management. As part of this reorganization, the Company adjusted its segment structure. MetLife Investment Management, the Company's institutional asset management business ("MIM"), which was previously reported in Corporate & Other, became a reportable segment. MetLife Holdings was removed as a reportable segment, and its business is now primarily reported in Corporate & Other. These changes were applied retrospectively for all years presented. Additionally, certain products formerly reported in MetLife Holdings have been moved to Group Benefits and Retirement and Income Solutions ("RIS"). This change was applied only for the year ended December 31, 2025. The foregoing changes did not impact prior period consolidated net income (loss) or consolidated adjusted earnings, and are collectively referred to as the "Strategic Reorganization." As a result of the Strategic Reorganization, MetLife is organized into the following six segments: Group Benefits; RIS; Asia; Latin America; Europe, the Middle East and Africa ("EMEA"); and MIM. In addition, the Company continues to report certain of its results of operations in Corporate & Other.

See Note 2 for further information on the Company's segments and Corporate & Other.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from these estimates.

Consolidation

The accompanying consolidated financial statements include the accounts of MetLife, Inc. and its subsidiaries, as well as partnerships and joint ventures in which the Company has a controlling financial interest, and variable interest entities ("VIEs") for which the Company is the primary beneficiary. Intercompany accounts and transactions are eliminated.

The Company uses either the equity method of accounting or the fair value option ("FVO") for its investments in real estate joint ventures ("REJVs") and other limited partnership interests ("OLPI") when it has more than a minor ownership interest or more than a minor influence over the investee's operations. The Company generally recognizes its share of the investee's earnings in net investment income on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

Effective January 1, 2025, certain operating joint ventures engaged in insurance underwriting activities, for which the Company uses the equity method of accounting, adopted the accounting pronouncement related to targeted improvements to the accounting for long-duration contracts. See Note 19 for further information.

Held-for-Sale

The Company classifies a business, an asset or an asset group as held-for-sale when management has approved or received approval to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current estimated fair value and certain other specified criteria are met ("Disposal Group"). The Disposal Group classified as held-for-sale is recorded at the lower of the carrying value and estimated fair value, less cost to sell. If the carrying value of the Disposal Group exceeds its estimated fair value, less cost to sell, a loss is recognized and reported in net investment gains (losses). If the estimated fair value subsequently increases prior to sale, a gain is recognized and reported in net investment gains (losses) but will not exceed the losses recognized since the Disposal Group was classified as held-for-sale. Assets and liabilities related to the Disposal Group classified as held-for-sale are separately reported in the Company's consolidated balance sheets in the period in which the Disposal Group first meets all the criteria to be classified as held-for-sale and in each reporting period thereafter until sold. If a component of the Company has either been disposed

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

of or is classified as held-for-sale and represents a strategic shift that has or will have a major effect on the Company's operations and financial results, the results of the component are reported in discontinued operations.

Separate Accounts

Separate accounts are established in conformity with insurance laws. Generally, the assets of the separate accounts cannot be used to settle the liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company separately reports, as separate account assets and liabilities, investments held in separate accounts and corresponding policyholder liabilities of the same amount if all of the following criteria are met:

- such separate accounts are legally recognized;

- assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;

- investment objectives are directed by the contractholder; and

- all investment performance, net of contract fees and assessments, is passed through to the contractholder.

The Company reports separate account assets at their fair value which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line on the statements of operations. Separate accounts credited with a contractual investment return are not reported as separate account assets and liabilities and are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account. Unit-linked separate account investments that are directed by contractholders but do not meet one or more of the other above criteria are included in contractholder-directed equity securities with the corresponding liability included in policyholder account balances ("PABs") on the balance sheets. Investment performance is reported within net investment income and a corresponding amount reported as interest credited to PABs in the statements of operations.

The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees on the statements of operations.

Summary of Significant Accounting Policies

The following table presents the Company's significant accounting policies with cross-references to the notes which provide additional information on such policies.

Accounting Policy	Note
Acquisitions	3
Future Policy Benefit Liabilities	4
Policyholder Account Balances	5
Market Risk Benefits	6
Deferred Policy Acquisition Costs, Value of Business Acquired, Unearned Revenue and Other Intangibles	8
Reinsurance	9
Investments	11
Derivatives	12
Fair Value	13
Goodwill	15
Employee Benefit Plans	21
Income Tax	22
Litigation Contingencies	24

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Future Policy Benefit Liabilities

Traditional Non-participating and Limited-payment Long-duration products

The Company establishes future policy benefit liabilities ("FPBs") for amounts payable under traditional non-participating and limited-payment long-duration insurance and reinsurance policies which include, but are not limited to, most whole and term life & endowment products, accident & health, fixed annuities, pension risk transfers, structured settlements, institutional income annuities and long-term care products. Effective January 1, 2023, the Company adopted an accounting pronouncement related to targeted improvements to the accounting for long-duration contracts ("LDTI") with a January 1, 2021 transition date (the "LDTI Transition Date"). Generally, amounts are payable over an extended period of time and the related liabilities are calculated as the present value of future expected benefits and claim settlement expenses to be paid, reduced by the present value of future expected net premiums.

FPBs are measured as cohorts (e.g., groups of long-duration contracts), with the exception of pension risk transfer and longevity reinsurance solutions contracts, each of which is generally considered its own cohort. Contracts from different subsidiaries or branches, issue years, benefit currencies and product types are not grouped together in the same cohort.

Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. A net premium ratio ("NPR") approach is utilized. Under this NPR approach, net premiums are calculated as the portion of gross premiums required to fund expected insurance benefits and claim settlement expenses. The NPR used to accrue the FPB in each period is determined by using the historical experience and present value of expected future benefits and claim settlement expenses for the cohort divided by the historical experience and present value of expected future gross premiums for the cohort.

Cash flow assumptions are incorporated into the calculation of a cohort's NPR and FPB reserve. These assumptions are used to project the amount and timing of expected benefits and claim settlement expenses to be paid and the expected amount of premiums to be collected for a cohort. The principal inputs used in the establishment of FPBs are actual premiums, actual benefits, in-force policies, and best estimate cash flow assumptions to project future premium and benefit amounts. The Company's primary best estimate cash flow assumptions include expectations related to mortality, morbidity, termination, claim settlement expense, policy lapse, renewal, retirement, disability incidence, disability terminations, inflation and other contingent events as appropriate to the respective product type and geographical area. Generally, the NPR and FPB reserve are updated retrospectively on a quarterly basis for actual experience and at least once a year for any changes in future cash flow assumptions, except for claim settlement expenses, for which the Company has elected to lock in assumptions at the LDTI Transition Date or inception (for contracts sold after the LDTI Transition Date). The resulting remeasurement (gain) loss is recorded through net income and reflects the impact of the change in the NPR as of the end of the quarter applied to the cumulative premiums received from the inception of the cohort (or from the LDTI Transition Date for contracts issued prior to the LDTI Transition Date) to the beginning of the quarter. Changes in the NPR during the quarter are based on any variance between actual experience during the quarter and the assumptions used as of the beginning of the quarter, along with any changes to assumptions during the quarter. If net premiums exceed gross premiums (i.e., expected benefits exceed expected gross premiums), the FPB is increased, and a corresponding adjustment is recognized immediately in net income.

The present value of future expected benefits and claim settlement expenses and the present value of future expected net premiums are calculated based on a current upper-medium grade discount rate.

The Company generally interprets the upper-medium grade discount rate to be a rate comparable to that of a corporate single A rate that reflects the duration characteristics of the liability. The upper-medium grade discount rate is determined by using observable market data, including published upper-medium grade discount curves. In situations where market data for an upper-medium grade discount curve is not available (e.g., in certain foreign jurisdictions), spreads are applied to adjust the available observable market data to an upper-medium grade discount curve. The last liquid point on the upper-medium grade discount curve for each jurisdiction grades to an ultimate forward rate, which is derived using assumptions of economic growth, inflation, and a long-term upper-medium grade spread.

The table below summarizes the market data and spreads applied to determine the upper-medium grade discount rate for products issued in key jurisdictions that are included in the disaggregated rollforwards in Note 4.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Disaggregated rollforwards	Jurisdiction	Observable base curve	Spread applied to derive upper-medium grade discount rate
RIS Annuities, Corporate & Other Long-term Care	United States	Single A curve	No spread applied as there is an observable single A base discount curve.
Asia - Whole and Term Life & Endowments, Asia - Accident & Health	Japan	Japanese government bond yield	A spread is applied based on local corporate bonds whose credit is deemed to approximate single A bonds. The spread is based on weighted average bond yields up to 10 years and held flat for years 10 to 30.
	Korea	Korean government bond yield	A spread is applied based on local corporate bonds whose credit is deemed to approximate single A bonds. The spread is based on weighted average bond yields up to five years and held flat for years five to 30.
Latin America Fixed Annuities	Chile	Chilean government bond yield	A blended spread is applied based on local corporate bonds whose credit is deemed to approximate single A bonds. The spread is based on weighted average bond yields up to 10 years and held flat for years 10 to 25.
	Mexico	Mexican government bond yield	There are few public corporate bonds denominated in Mexican pesos with a credit rating higher than sovereign bonds. Therefore, a spread is applied based on local corporate bond yields to approximate a single A equivalent bond.

The NPR and the change in FPB reflected in the statement of operations is calculated using a locked-in discount rate. For products issued prior to the LDTI Transition Date, a cohort level locked-in discount rate was developed that reflected the interest accretion rates that were locked in at inception of the underlying contracts (unless there was a historical premium deficiency event that resulted in updating the interest accretion rate prior to the LDTI Transition Date), or the acquisition date for contracts acquired through an assumed in-force reinsurance transaction or a business combination. For contracts issued subsequent to the LDTI Transition Date, the locked-in discount rate for each cohort represents the original upper-medium grade discount rate at the issue date of the underlying contracts. The FPB for all cohorts is remeasured to a current upper-medium grade discount rate at each reporting date through other comprehensive income (loss) ("OCI").

For limited-payment long-duration contracts, the collection of premiums does not represent the completion of the earnings process, therefore, any gross premiums received in excess of net premiums is deferred and amortized as a deferred profit liability ("DPL"). The DPL is presented within FPBs and is amortized in proportion to either the present value of expected benefit payments or insurance in-force of each cohort to ensure that profits are recognized over the life of the underlying policies in that cohort. This amortization of the DPL is recorded through net income within policyholder benefits and claims. The DPL is also subject to retrospective remeasurement through net income, however, it is not remeasured for changes in discount rates.

When a cohort's present value of future net premiums exceeds the present value of future benefits, a "flooring" adjustment is required. The flooring adjustment ensures that the liability for future policy benefits for each cohort is not less than zero, and is reported in net income to the extent that the flooring relates to the FPBs discounted at the locked-in discount rate or reported in OCI to the extent that it relates to changes in the current upper-medium grade discount rate.

Traditional Participating Products

The Company establishes FPBs for traditional participating contracts in the U.S., which include whole and term life participating contracts in both the open and closed block using a net premium approach, similar to traditional non-participating contracts. However, for participating contracts, the discount rate and actuarial assumptions are locked-in at inception, include a provision for adverse deviation, and all changes in the associated FPBs are reported within policyholder benefits and claims. See Note 10 for additional information on the closed block. For traditional participating

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

contracts, the Company reviews its estimates of actuarial liabilities for future benefits and compares them with current best estimate assumptions. The Company revises estimates, to increase FPBs, if the Company determines that the liabilities previously established for future benefit payments less future expected net premiums in the aggregate for this line of business prove inadequate.

Additional Insurance Liabilities

Liabilities for universal, variable universal, and variable life policies with secondary guarantees ("ULSG") and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the life of the contract based on total expected assessments. The additional insurance liabilities are updated retrospectively on a quarterly basis for actual experience and at least once a year for any changes in future cash flow assumptions. The assumptions used in estimating the secondary and paid-up guarantee liabilities are investment income, mortality, lapse, and premium payment pattern and persistency. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity and bond indices, such as the Standard & Poor's Global Ratings ("S&P") 500 Index. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios. The resulting adjustments are recorded as policyholder liability remeasurement (gains) losses in the statement of operations reflecting the impact on the change in the ratio of benefits payable to total assessments over the life of the contract based on experience at the end of the quarter applied to the cumulative assessments received as of the beginning of the quarter.

For annuitization benefits, future benefits expected to be paid during the annuitization phase are discounted using an upper-medium grade discount rate to determine the excess benefit upon annuitization. The discount rate is not locked in for expected annuitization benefits, and is required to be updated quarterly, consistent with other components of the annuitization benefit cash flows. Changes in the discount rate applied to the future annuitization payments are reflected in policyholder benefits and claims within the statement of operations.

Premium Deficiency Reserves

Premium deficiency reserves may be established for short-duration contracts to provide for expected future losses and certain expenses that exceed unearned premiums. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for unreported claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Company. For universal life-type and certain participating contracts, a premium deficiency reserve may be established when existing contract liabilities, together with the present value of future fees and/or premiums, are not sufficient to cover the present value of future benefits and settlement costs. Anticipated investment income is also considered in the calculations of premium deficiency reserves for short-duration contracts, as well as universal life-type and certain participating contracts.

Policyholder Account Balances

PABs represent the amount held by the Company on behalf of the policyholder at each reporting date. This amount includes deposits received from the policyholder and interest credited to the policyholder's account balance, net of charges assessed against the account balance and any policyholder withdrawals. This balance also includes liabilities for certain structured settlement and institutional income annuities, and other contracts that do not contain significant insurance risk, as well as the estimated fair value of embedded derivatives associated with indexed annuity products.

Market Risk Benefits

Market risk benefits ("MRBs") are contracts or contract features that guarantee benefits, such as guaranteed minimum benefits, in addition to an account balance, which expose insurance companies to other than nominal capital market risk (e.g., equity price, interest rate, and/or foreign currency exchange risk) and protect the contractholder from the same risk. Certain contracts may have multiple contract features that guarantee benefits. In these cases, each feature is separately evaluated to determine whether it meets the definition of an MRB at contract inception. If a contract includes multiple benefits that meet the definition of an MRB, those benefits are aggregated and measured as a single compound MRB.

All identified MRBs are required to be measured at estimated fair value, whether the contract or contract feature represents a direct, assumed or ceded capital market risk. All MRBs in an asset position are aggregated and presented as an asset, and all MRBs in a liability position are aggregated and presented as a liability. Changes in the estimated fair value of MRBs are recognized in net income, except for the portion of the fair value change attributable to the change in

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

nonperformance risk of the Company which is recorded as a separate component of OCI. The Company generally uses an attributed fee approach to value MRBs, where the attributed fee is determined at contract inception by estimating the fair value of expected future benefits and the expected future fees. The attributed fee percentage is the portion of the expected future fees from contractholders deemed necessary at contract inception to fund all future expected benefits. This typically results in a zero fair value for the MRB at inception. The estimated fair value of the expected future benefits is estimated using a stochastically-generated set of risk-neutral scenarios. Once calculated, the attributed fee percentage is fixed and does not change over the life of the contract. All fees due from contractholders (or payable to reinsurers in the case of ceded MRBs) in excess of the attributed fees are reported in universal life and investment-type product policy fees. The valuation of these MRBs also includes an adjustment for the Company's (or counterparty's in the case of ceded MRBs) nonperformance risk and risk margins for non-capital market inputs.

Other Policy-Related Balances

Other policy-related balances include policy and contract claims, premiums received in advance, unearned revenue ("UREV") liabilities, obligations assumed under structured settlement assignments, policyholder dividends due and unpaid, policyholder dividends left on deposit and negative value of business acquired ("VOBA").

The liability for policy and contract claims generally relates to incurred but not reported ("IBNR") death, disability, dental and vision claims. In addition, other policy-related balances include claims which have been reported but not yet settled for death, disability, dental and vision. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of IBNR claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premiums received in advance. These amounts are then recognized in premiums when due.

The UREV liability relates to universal life and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as UREV and amortized on a basis consistent with the methodologies and assumptions used for amortizing deferred policy acquisition costs ("DAC") for the related contracts. Changes in the UREV liability for each period (representing deferrals less amortization) are reported in universal life and investment-type product policy fees.

See "— Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles" for a discussion of negative VOBA.

Recognition of Insurance Revenues and Deposits

Premiums related to long-duration whole and term life & endowment products, individual accident & health, disability, individual and group fixed annuities (including pension risk transfers, certain structured settlements, and certain income annuities), long-term care and participating products are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred as a DPL and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the present value of expected future policy benefit payments.

Premiums related to short-duration group term life, dental, disability, accident & health, vision and credit insurance contracts are recognized on a pro rata basis over the applicable contract term. Unearned premiums, representing the portion of premium written related to the unexpired coverage, are reflected as liabilities until earned.

Deposits related to universal life and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. All fees due from contractholders (or payable to reinsurers in the case of ceded MRBs) in excess of the attributed fees on contracts with MRBs are reported in universal life and investment-type product policy fees. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

All revenues and expenses are presented net of ceded reinsurance, as applicable.

Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles

The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

- incremental direct costs of contract acquisition, such as commissions;

- the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed;

- other essential direct costs that would not have been incurred had a policy not been acquired or renewed; and

- the costs of direct-response advertising, the primary purpose of which is to elicit sales to customers who could be shown to have responded specifically to the advertising and that results in probable future benefits.

All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

VOBA is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience with the purchased business may vary from these projections. VOBA is subject to periodic recoverability testing for traditional life and limited-payment contracts, as well as universal life type contracts.

DAC and VOBA for most long-duration products are amortized on a constant-level basis that approximates straight-line amortization on an individual contract basis. The DAC and VOBA related to RIS annuities are amortized over expected benefit payments, and for all other long-duration products are generally amortized in proportion to policy count. For short-duration products, DAC and VOBA are amortized in proportion to actual and expected future earned premiums.

DAC and VOBA are aggregated on the financial statements for reporting purposes. Amortization of DAC and VOBA is included in other expenses.

The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodologies and assumptions used to amortize DAC for the related contracts. The amortization of deferred sales inducements is included in policyholder benefits and claims.

Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements acquired as part of a business combination. Value of customer relationships acquired ("VOCRA") is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past business combinations are amortized over the assets' useful lives ranging from nine to 40 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA and VOCRA to determine whether the asset is impaired.

For certain acquired blocks of business, the estimated fair value of the in-force contract obligations exceeded the book value of assumed in-force insurance policy liabilities, resulting in negative VOBA, which is presented separately from VOBA as a liability included in other policy-related balances. The estimated fair value of the in-force contract obligations is based on projections by each block of business. Negative VOBA is amortized on a basis consistent with the

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

methodologies and assumptions used for amortizing DAC for the related contracts. Such amortization is recorded as an offset in other expenses.

Reinsurance

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the net consideration paid (received), and the liabilities ceded (assumed) related to the underlying reinsured contracts is generally considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is amortized on a basis consistent with the methodologies and assumptions used for amortizing DAC related to the underlying reinsured contracts. Subsequent accounting for in-force blocks and new business assumed is the same as if the business was directly sold by the Company.

For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums. Ceded (assumed) unearned premiums are reflected as a component of premiums, reinsurance and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) in excess of the related insurance liabilities ceded (assumed) are recognized immediately as a loss and are reported in policyholder benefits and claims. Any gain by the ceding entity on such retroactive agreement is deferred as a liability and is amortized over the estimated remaining settlement period.

The reinsurance recoverable for traditional non-participating and limited-payment contracts is generally measured using a net premium methodology to accrue the projected net gain or loss on reinsurance in proportion to the gross premiums of the underlying reinsured cohorts and is updated retrospectively on a quarterly basis for actual experience and at least once a year for any changes in cash flow assumptions. The locked-in discount rate used to measure changes in the reinsurance recoverable recorded in net income was established at the LDTI Transition Date, or at the inception of the reinsurance coverage for reinsurance agreements entered into subsequent to the LDTI Transition Date. The reinsurance recoverable is remeasured to an upper-medium grade discount rate through OCI at each reporting date, similar to the underlying reinsured contracts. The reinsurance recoverable for other long-duration contracts and associated contract features is measured using assumptions and methods generally consistent with the underlying direct policies, except that for reinsured MRBs, the entire change in fair value is recognized in net income each reporting period.

Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts payable including funds withheld liabilities on coinsurance or modified coinsurance agreements are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, or when events or changes in circumstances indicate that its carrying amount may not be recoverable, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of an allowance for credit loss ("ACL").

The funds withheld liability represents amounts withheld by the Company in accordance with the terms of certain reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records the funds withheld liability. The Company recognizes interest expense on funds withheld, included in other expenses, at a risk-free rate. Certain of these funds withheld liabilities have embedded derivatives that are carried at estimated fair value, with changes in estimated fair value reported in net derivative gains (losses).

Premiums, fees, policyholder liability remeasurement (gains) losses, policyholder benefits and claims, and market risk benefit remeasurement (gains) losses include amounts assumed under reinsurance agreements and are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other expenses.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

Investments

Net Investment Income

Net investment income primarily includes interest income, including amortization of premium and accretion of discount, prepayment fees, dividend income, rental income and equity method income and is net of related investment expenses. Net investment income also includes: (i) realized gains (losses) on investments sold or disposed and (ii) unrealized gains (losses) recognized in earnings, representing changes in estimated fair value, primarily for Unit-linked investments (defined below) and FVO securities.

Net Investment Gains (Losses)

Net investment gains (losses) primarily include (i) realized gains (losses) from sales and other disposals of investments, which are determined by specific identification, (ii) intent-to-sell impairment losses on fixed maturity securities available-for-sale ("AFS") and impairment losses on all other asset classes and, to a lesser extent, (iii) recognized gains (losses). Recognized gains (losses) are primarily comprised of the change in the ACL and unrealized gains (losses) for certain investments for which changes in estimated fair value are recognized in earnings. Changes in the ACL include both (i) provisions for credit loss on fixed maturity securities AFS, mortgage loans and certain leases, and (ii) subsequent changes in the ACL. Unrealized gains (losses), representing changes in estimated fair value recognized in earnings, primarily relate to equity securities and certain OLPI and REJV.

Net investment gains (losses) also include non-investment portfolio gains (losses) which do not relate to the performance of the investment portfolio, including gains (losses) from sales and divestitures of businesses and impairment of property, equipment, leasehold improvements and right-of-use ("ROU") assets.

Accrued Investment Income

Accrued investment income is presented separately on the consolidated balance sheet and excluded from the carrying value of the related investments, primarily fixed maturity securities and mortgage loans.

Fixed Maturity Securities

The majority of the Company's fixed maturity securities are classified as AFS and are reported at their estimated fair value. Changes in the estimated fair value of these securities not recognized in earnings representing unrecognized unrealized investment gains (losses) are recorded as a separate component of OCI, net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Sales of securities are determined on a specific identification basis.

Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premium and accretion of discount, and is based on the estimated economic life of the securities, which for mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. See "— Fixed Maturity Securities AFS — Methodology for Amortization of Premium and Accretion of Discount on Structured Products" in Note 11. The amortization of premium and accretion of discount also take into consideration call and maturity dates. Generally, the accrual of income is ceased and accrued investment income that is considered uncollectible is recognized as a charge within net investment gains (losses) when securities are impaired.

The Company periodically evaluates these securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value as described in"— Fixed Maturity Securities AFS — Evaluation of Fixed Maturity Securities AFS for Credit Loss" in Note 11.

For securities in an unrealized loss position, a credit loss is recognized in earnings within net investment gains (losses) when it is anticipated that the amortized cost, excluding accrued investment income, will not be recovered.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

When either: (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the reduction of amortized cost and the loss recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized in earnings as a credit loss by establishing an ACL with a corresponding charge recorded in net investment gains (losses). However, the ACL is limited by the amount that the fair value is less than the amortized cost. This limitation is known as the "fair value floor." If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of the decline in value related to other-than-credit factors ("noncredit loss") is recorded in OCI as an unrecognized loss.

For purchased credit deteriorated fixed maturity securities AFS and financing receivables, an ACL is established at acquisition, which is added to the purchase price to establish the initial amortized cost of the investment and is not recognized in earnings.

Equity Securities

Equity securities are reported at their estimated fair value, with unrealized gains (losses) representing changes in estimated fair value recognized in net investment gains (losses). Sales of securities are determined on a specific identification basis. Dividends are recognized in net investment income when declared.

Contractholder-Directed Equity Securities and Fair Value Option Securities

Contractholder-directed equity securities and FVO securities (collectively, "Unit-linked and FVO securities") are investments for which the FVO has been elected, or which are otherwise required to be carried at estimated fair value, and include:

• contractholder-directed investments supporting unit-linked variable annuity type liabilities ("Unit-linked investments") which do not qualify for presentation and reporting as separate account assets and liabilities. These investments are primarily equity securities and series mutual funds, which are generally VIEs. The investment returns on these investments inure to contractholders and are offset by a corresponding change in PABs through interest credited to PABs; and

• fixed maturity and equity securities held-for-investment by the general account to support asset and liability management strategies for certain insurance products, investments in certain fund structures, and investments held by consolidated collateralized financing entities ("CFEs").

Interest income and dividend income on these investments are included in net investment income. Realized gains (losses) on investments sold or disposed and unrealized gains (losses), representing changes in estimated fair value, are both recognized in net investment income for Unit-linked investments and certain FVO securities. Sales of these investments are determined on a specific identification basis. See Notes 11 and 13 for further information on VIEs and Unit-linked and FVO securities, respectively.

Mortgage Loans

The Company may originate or acquire mortgage loans and in certain cases transfer an interest to third parties under participation agreements. The Company accounts for transfers of an interest in a mortgage loan as sales if the transfers meet both the conditions of a participating interest and the conditions for sale accounting. A mortgage transfer that does not meet these conditions is recognized as a secured borrowing with a pledge of collateral.

The Company disaggregates its mortgage loan investments into three portfolio segments: commercial, agricultural and residential. Also included in commercial mortgage loans are revolving line of credit loans collateralized by commercial properties. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 11.

The Company recognizes an ACL in earnings within net investment gains (losses) at time of purchase or origination based on expected lifetime credit loss on mortgage loans, in an amount that represents the portion of the amortized cost basis of such mortgage loans that the Company does not expect to collect.

The Company ceases to accrue interest when the collection of interest is not considered probable, which is based on a current evaluation of the status of the borrower, including the number of days past due. When a loan is placed on non-

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

accrual status, uncollected past due accrued interest income that is considered uncollectible is charged off against net investment income. Generally, the accrual of interest income resumes after all delinquent amounts are paid and management believes all future principal and interest payments will be collected. The Company records cash receipts on non-accruing loans in accordance with the loan agreement. The Company records charge-offs of mortgage loan balances not considered collectible upon the realization of a credit loss, for commercial, agricultural and residential mortgage loans, typically through foreclosure. The charge-off is recorded in net investment gains (losses), net of amounts recognized in ACL. Cash recoveries on principal amounts previously charged off are generally reported in net investment gains (losses). Upon foreclosure, the mortgage is de-recognized, the collateral received is recognized at fair value, and any difference between the net carrying value of the mortgage loan and the fair value of the collateral received is recognized within net investment gains (losses).

Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of ACL. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premium and deferred expenses and accretion of discount and deferred fees.

Also included in mortgage loans are residential mortgage loans for which the FVO was elected, and which are stated at estimated fair value. Changes in estimated fair value are recognized in net investment income.

Mortgage loans that are designated as held-for-sale are carried at the lower of amortized cost or estimated fair value.

Policy Loans

Policy loans are stated at unpaid principal balances. Interest income is recognized as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal and accrued interest are deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

Real Estate

Real estate is stated at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis without any provision for salvage value, over the estimated useful life of the asset (typically up to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate for impairment and tests for recoverability when the carrying value of the real estate exceeds its estimated fair value and whenever events or changes in circumstances indicate the carrying value may not be recoverable. Properties whose carrying values are greater than their estimated undiscounted cash flows are written down to their estimated fair value.

Real estate for which the Company commits to a plan to sell within one year and actively markets that real estate in its current condition for a reasonable price in comparison to its estimated fair value is classified as held-for-sale. The Company ceases depreciation on real estate that is classified as held-for-sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less estimated disposition costs.

REJV and OLPI

The Company uses the equity method of accounting or the FVO for an investee when it has more than a minor ownership interest or more than a minor influence over the investee's operations but does not hold a controlling financial interest, including when the Company is not deemed the primary beneficiary of a VIE. Under the equity method, the Company recognizes its share of the investee's earnings within net investment income. Contributions made by the Company increase carrying value and distributions received by the Company reduce carrying value. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

The Company accounts for its interest in REJV and OLPI investments in which it has virtually no influence over the investee's operations at estimated fair value. Unrealized gains (losses), representing changes in estimated fair value of these investments, are recognized in earnings within net investment gains (losses). Due to the nature and structure of

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

these investments, they do not meet the characteristics of an equity security in accordance with applicable accounting guidance.

The Company consolidates REJV and OLPI investments when it holds a controlling financial interest, or it is deemed the primary beneficiary of an investee that is a VIE. Assets of certain consolidated REJV and OLPI are initially recorded at estimated fair value.

The Company elects the FVO for certain REJV that are managed on a total return basis. Unrealized gains (losses) representing changes in estimated fair value for REJV and OLPI investments recorded at estimated fair value are recognized in net investment income.

The Company routinely evaluates its equity method investments for impairment when the carrying value of the investment exceeds its fair value and when events or changes in circumstances indicate that the carrying amount may not be recoverable. When it is determined an equity method investment has had a loss in value that is other than temporary, an impairment is recognized and charged to net investment gains (losses).

Short-term Investments

Short-term investments include highly liquid securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase or acquisition. Securities included within short-term investments are stated at estimated fair value, while other investments included within short-term investments are stated at amortized cost less ACL, which approximates estimated fair value.

Other Invested Assets

Other invested assets consist principally of the following:

• Freestanding derivatives with positive estimated fair values, the accounting for which is described in "— Derivatives" below.

• Company-owned life insurance policies ("COLI") are carried at cash surrender value.

• Net investment in direct financing leases is equal to the minimum lease payment receivables plus the unguaranteed residual value, less the unearned income, less ACL. Income is recognized by applying the pre-tax internal rate of return to the investment balance. The Company regularly reviews its minimum lease payment receivables for credit loss and residual value for impairments. Certain direct financing leases are linked to inflation.

• Annuities funding structured settlement claims represent annuities funding claims assumed by the Company in its capacity as a structured settlements assignment company. The annuities are stated at their contract value, which represents the present value of the future periodic claim payments to be provided. The net investment income recognized reflects the amortization of discount of the annuity at its implied effective interest rate.

• Investments in operating joint ventures that engage in insurance underwriting activities are accounted for under the equity method.

• Investments in Federal Home Loan Bank of New York ("FHLBNY") common stock are carried at redemption value and are considered restricted investments until redeemed by FHLBNY. Dividends are recognized in net investment income when declared.

• Tax equity investments include low income housing tax credit partnerships and renewable energy investments, which derive a significant source of the investment returns in the form of income tax credits or other tax incentives. Beginning January 1, 2024, tax equity investments that meet certain criteria are accounted for using the proportional amortization method, where the initial cost of the investment is amortized in proportion to the tax credits received and recognized as a component of income tax expense (benefit). Tax equity investments which do not meet the qualification criteria for the proportional amortization method are accounted for using the equity method of accounting. See Note 22.

• Funds withheld represent a receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the underlying investments.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

- Net investment in leveraged leases is equal to the minimum lease payment receivables plus the unguaranteed residual value, less the unearned income, and is reported net of non-recourse debt. Income is recognized by applying the leveraged lease's estimated rate of return to the net investment in the lease in those periods in which the net investment at the beginning of the period is positive. Leveraged leases derive investment returns in part from their income tax benefit. The Company regularly reviews its minimum lease payment receivables for credit loss and residual value for impairments.

Securities Lending Transactions and Repurchase Agreements

The Company accounts for securities lending transactions and repurchase agreements as financing arrangements and the associated liability is recorded at the amount of cash received. The securities loaned or sold under these agreements are included in invested assets. Income and expenses associated with securities lending transactions and repurchase agreements are recognized as investment income and investment expense, respectively, within net investment income.

Securities Lending Transactions

The Company enters into securities lending transactions, whereby securities are loaned to unaffiliated financial institutions. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or re-pledged by the transferee. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with securities lending transactions may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the Company's consolidated financial statements. The Company monitors the ratio of the collateral held to the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary throughout the duration of the loan.

Repurchase Agreements

The Company participates in short-term repurchase agreements with unaffiliated financial institutions. Under these agreements, the Company sells securities and receives cash in an amount generally equal to 85% to 100% of the estimated fair value of the securities sold at the inception of the transaction, with a simultaneous agreement to repurchase such securities at a future date or on demand in an amount equal to the cash initially received plus interest. The Company monitors the ratio of the cash held to the estimated fair value of the securities sold throughout the duration of the transaction and additional cash or securities are obtained as necessary. Securities sold under such transactions may be sold or re-pledged by the transferee.

Derivatives

Freestanding Derivatives

Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivative's carrying value in other invested assets or other liabilities.

If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses) except as follows:

Statement of Operations Presentation:	Derivative:
Net investment income	• Derivatives held within Unit-linked investments
	• Economic hedges of FVO securities which are linked to equity indices

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Hedge Accounting

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

- Fair value hedge - a hedge of the estimated fair value of a recognized asset or liability - in the same line item as the earnings effect of the hedged item. The carrying value of the hedged recognized asset or liability is adjusted for changes in its estimated fair value due to the hedged risk.

- Cash flow hedge - a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability in OCI and reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

- Net investment in a foreign operation ("NIFO") hedge - in OCI, consistent with the translation adjustment for the hedged net investment in the foreign operation.

The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item. Accruals on derivatives in net investment hedges are recognized in OCI.

In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. The changes in estimated fair value of derivatives related to discontinued cash flow hedges remain in OCI unless it is probable that the hedged forecasted transaction will not occur.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable of occurring are recognized immediately in net investment gains (losses).

In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Embedded Derivatives

The Company issues certain products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

- the contract or contract feature does not meet the definition of a MRB;

- the combined instrument is not accounted for in its entirety at estimated fair value with changes in estimated fair value recorded in earnings;

- the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and

- a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such unadjusted quoted prices are not available, estimated fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring significant management judgment are used to determine the estimated fair value of assets and liabilities. These unobservable inputs can be based on management's judgment, assumptions or estimation and may not be observable in market activity. Unobservable inputs are based on management's assumptions about the inputs market participants would use in pricing the assets.

Acquisitions

The Company accounts for the purchase of a business using the acquisition method of accounting. The Company measures consideration transferred at estimated fair value which may include cash, equity issued, and liabilities incurred by the Company. The Company recognizes and measures tangible and intangible assets acquired and liabilities assumed based on their acquisition date fair values. The excess of the fair value of consideration transferred over the fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill. The operating results of acquired businesses are included in the Company's consolidated statements of operations from their acquisition date. Acquisition-related expenses and certain acquisition restructuring and other related charges are recognized separately from the business combination and are expensed as incurred.

The Company uses its best estimates of assumptions to value consideration transferred, assets acquired and liabilities assumed at the acquisition date. These estimates are inherently uncertain, and the Company may not be able to obtain all information necessary to complete its accounting during the period of acquisition. The Company will record adjustments to its initial accounting based on information obtained in subsequent periods which may affect the acquisition date estimated fair value of consideration transferred or assets acquired and liabilities assumed until the Company has obtained all information necessary to complete the initial accounting for the acquisition, not to exceed one year from the acquisition date. Contingent consideration is initially recorded at its estimated fair value at the acquisition date and is revalued at every

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

financial reporting date until the contingency is resolved. Adjustments to contingent consideration liabilities after the completion of acquisition accounting are recorded in the consolidated statement of operations.

Goodwill

Goodwill represents the future economic benefits arising from net assets acquired in a business combination that are not individually identified and recognized. Goodwill is calculated as the excess of the cost of the acquired entity over the estimated fair value of such assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment at least annually, or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

The Company tests goodwill for impairment by performing a qualitative assessment and/or a quantitative test. The qualitative impairment assessment is an assessment of historical information and relevant current events and circumstances, including economic, industry and market considerations, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect not to perform the qualitative impairment assessment for some or all of its reporting units and perform a quantitative impairment test. In performing the quantitative impairment test, the Company may determine the fair values of its reporting units by applying a market multiple, discounted cash flow, and/or an actuarial-based valuation approach. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change.

The impairment test is performed at the reporting unit level, which is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, an impairment charge would be recognized for the amount by which the carrying value exceeds the reporting unit's fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. Additionally, the Company will consider income tax effects from any tax deductible goodwill on the carrying value of the reporting unit when measuring the goodwill impairment loss, if applicable.

On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Deteriorating or adverse economic, industry and market conditions for certain reporting units may have a significant impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

Employee Benefit Plans

Certain subsidiaries of MetLife, Inc. sponsor defined benefit pension plans and other postretirement benefit plans covering eligible employees. Measurement dates used for all of the subsidiaries' defined benefit pension and other postretirement benefit plans correspond with the fiscal year ends of sponsoring subsidiaries, which is December 31 for U.S. and non-U.S. subsidiaries.

The Company recognizes the funded status of each of its defined benefit pension and other postretirement benefit plans, measured as the difference between the fair value of plan assets and the benefit obligation, which is the projected benefit obligation ("PBO") for pension benefits and the accumulated postretirement benefit obligation ("APBO") for other postretirement benefits in other assets or other liabilities.

Actuarial gains and losses result from differences between each plan's actual experience and the assumed experience on plan assets or PBO/APBO during a particular period and are recorded in accumulated OCI ("AOCI"). To the extent such gains and losses exceed 10% of the greater of the PBO/APBO or the estimated fair value of plan assets, the excess is amortized into net periodic benefit costs, generally over the average projected future service years of the active employees. In addition, prior service costs (credit) are recognized in AOCI at the time of the amendment and then amortized to net periodic benefit costs over the average projected future service years of the active employees.

Net periodic benefit costs are determined using management's estimates and actuarial assumptions and are comprised of service cost, interest cost, settlement and curtailment costs, expected return on plan assets, amortization of net actuarial (gains) losses, and amortization of prior service costs (credit). Fair value is used to determine the expected return on plan assets.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

The subsidiaries also sponsor defined contribution plans for substantially all U.S. employees under which a portion of employee contributions is matched. Applicable matching contributions are made each payroll period. Accordingly, the Company recognizes compensation cost for current matching contributions. As all contributions are transferred currently as earned to the defined contribution plans, no liability for matching contributions is recognized on the balance sheets.

Income Tax

MetLife, Inc. and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns.

The Company's accounting for income taxes represents management's best estimate of various events and transactions.

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

- the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

- the jurisdiction in which the deferred tax asset was generated;

- the length of time that carryforward can be utilized in the various taxing jurisdictions;

- future taxable income exclusive of reversing temporary differences and carryforwards;

- future reversals of existing taxable temporary differences;

- taxable income in prior carryback years; and

- tax planning strategies, including the intent and ability to hold certain AFS debt securities until they recover in value.

The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

Litigation Contingencies

The Company is a defendant in a large number of litigation matters and is involved in a number of regulatory investigations. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Except as otherwise disclosed in Note 24, legal costs are recognized as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected on the Company's consolidated financial statements.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Other Accounting Policies

Stock-Based Compensation

The Company grants stock-based compensation awards to directors and certain employees. Director awards are fully vested at the grant date and employee awards are subject to vesting conditions. The Company recognizes compensation expense in an amount fixed at the grant date for equity-classified awards, or remeasured quarterly based on the fair value of the award for liability-classified awards, as described in Note 19. The Company takes an estimation of forfeitures into account and generally recognizes the expense over the vesting period. However, the Company truncates the expense period to the date the employee satisfies age-and-service requirements to exercise or receive payment for the award regardless of continued employment. In such a case, the Company does not accelerate award exercise or payment timing.

Cash and Cash Equivalents

The Company considers highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Securities included within cash equivalents are stated at estimated fair value, while other investments included within cash equivalents are stated at amortized cost which approximates estimated fair value.

Property, Equipment, Leasehold Improvements and Computer Software

Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Included in property and equipment are capitalized costs related to purchased software, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage. Depreciation and amortization on property and equipment are determined using the straight-line method over the estimated useful lives of the assets, generally ranging from three to 40 years. Leasehold improvements are amortized over the shorter of the remaining lease term or useful life up to 20 years. The cost basis of the property, equipment and leasehold improvements was $7.8 billion and $7.7 billion at December 31, 2025 and 2024, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $5.0 billion and $5.1 billion at December 31, 2025 and 2024, respectively. Related depreciation and amortization expense was $527 million, $469 million and $470 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Leases

The Company, as lessee, has entered into various lease and sublease agreements for office space and equipment. At contract inception, the Company determines that an arrangement contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For contracts that contain a lease, the Company recognizes the ROU asset in other assets and the lease liability in other liabilities. The Company evaluates whether a ROU asset is impaired when events or changes in circumstances indicate that its carrying amount may not be recoverable. Leases with an initial term of 12 months or less are not recorded on the balance sheet and the associated lease costs are recorded as an expense on a straight-line basis over the lease term.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are determined using the Company's incremental borrowing rate based upon information available at commencement date to recognize the present value of lease payments over the lease term. ROU assets are recognized based on the corresponding lease liabilities adjusted for qualifying initial direct costs and prepaid or accrued lease payments, reduced by lease incentives received. Lease terms may include options to extend or terminate the lease and are included in the lease measurement when it is reasonably certain that the Company will exercise that option.

The Company has lease agreements with lease and non-lease components. The Company does not separate lease and non-lease components and accounts for these items as a single lease component for all asset classes.

The majority of the Company's leases and subleases are operating leases related to office space. The Company recognizes lease expense for operating leases on a straight-line basis over the lease term.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Mezzanine Equity

Redeemable noncontrolling interests includes redeemable noncontrolling interests associated with certain consolidated entities. These redeemable noncontrolling interests are classified as mezzanine equity because their redemption is at the option of the holder and not within the control of the Company. Income (loss) attributable to redeemable noncontrolling interests is reported in net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests.

Notes issued by collateralized financing entities

Notes issued by CFEs represent notes issued by certain collateralized loan obligation ("CLO") entities which the Company is required to consolidate as the primary beneficiary. The creditors of these consolidated VIEs do not have recourse to the Company in excess of the assets contained within the VIEs. For these notes, the Company has elected the FVO and has based the estimated fair value on the more observable of the notes or the corresponding assets. Changes in estimated fair value are reported in net investment gains (losses).

Other Revenues

Other revenues primarily include fees related to service contracts from customers for vision fee for service arrangements, prepaid legal plans, asset management fees, as further described below, administrative services-only ("ASO") contracts, as well as recordkeeping and administrative services. Substantially all of the revenues from these services are recognized over time as the applicable services are provided or are made available to the customers. The revenues recognized include variable consideration to the extent it is probable that a significant reversal will not occur. In addition to the service fees, other revenues also include certain stable value fees and other miscellaneous revenues. These fees and miscellaneous revenues are recognized as earned.

Asset management fees are principally based on contractual rates applied to assets under management, or committed or invested capital, which are recognized over time as the applicable services are provided. In certain asset management fee arrangements, the Company is entitled to receive performance-based incentive fees or incentive allocations when the return on assets under management exceeds certain benchmark returns or other performance targets. The Company records (i) performance-based incentive fees and allocations revenues when the contractual terms of the asset management fee arrangement have been satisfied, and it is probable that a significant reversal in the amount of the fee will not occur, which is typically at, or near the end of the performance measurement period, and (ii) a liability for deferred performance-based incentive fees and allocations to the extent it receives cash related to the performance-based incentive fees and allocations revenues prior to meeting the revenue recognition criteria described above. In addition, asset management fee revenues include advisory service fees for non-discretionary investment advice, transaction fees and origination fees.

Policyholder Dividends

Policyholder dividends are approved annually by the insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

Foreign Currency

Assets, liabilities and operations of foreign affiliates and subsidiaries, as well as investments accounted for under the equity method, are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. For most of the Company's foreign operations, the local currency is the functional currency. For certain other foreign operations, such as Japan, the local currency and one or more other currencies qualify as functional currencies. Assets and liabilities of foreign affiliates and subsidiaries are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and revenues and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Earnings Per Common Share

Basic earnings per common share are computed based on the weighted average number of common shares, or their equivalent, outstanding during the period. Diluted earnings per common share include the dilutive effect of the assumed exercise or issuance of stock-based awards using the treasury stock method. Under the treasury stock method, exercise or issuance of stock-based awards is assumed to occur with the proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. The following tables provide a description of ASUs recently issued by the FASB and the impact of their adoption on the Company's consolidated financial statements.

Adopted Accounting Pronouncements

The table below describes the impacts of the ASUs recently adopted by the Company.

Standard	Description	Effective Date and Method of Adoption	Impact on Financial Statements
ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*	Among other things, the amendments require that public business entities, on an annual basis: (i) disclose specific categories in the rate reconciliation and (ii) provide additional information for reconciling items that meet a quantitative threshold. In addition, the amendments require that all entities disclose on an annual basis the following information about income taxes paid: (i) the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and (ii) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than five percent of total income taxes paid (net of refunds received).	Effective for annual periods beginning January 1, 2025, applied on a prospective basis.	The Company has included the enhanced disclosures within Note 22.

Future Adoption of Accounting Pronouncements

ASUs not listed below were assessed and either determined to be not applicable or are not expected to have a material impact on the Company's consolidated financial statements or disclosures. ASUs issued but not yet adopted as of December 31, 2025 that are currently being assessed and may or may not have a material impact on the Company's consolidated financial statements or disclosures are summarized in the table below.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Standard	Description	Effective Date and Method of Adoption	Impact on Financial Statements
ASU 2025-08, *Financial Instruments - Credit Losses (Topic 326): Purchased Loans*	The key amendments include expanding the population of acquired financial assets that are accounted for using the gross-up approach by creating a new category of assets called purchased seasoned loans ("PSLs"), which will be accounted for using the gross-up approach. The day-1 expected credit losses on PSLs are now reflected as an adjustment to the amortized cost basis rather than an expense.	Effective for annual and interim periods beginning January 1, 2027, to be applied prospectively (with early adoption permitted).	The Company is evaluating the impact of the guidance on its consolidated financial statements.
ASU 2025-06, *Intangibles— Goodwill and Other— Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*	The key amendments remove all references to prescriptive and sequential software development project stages and require that an entity capitalize software costs when both: (i) management has authorized and committed to funding the software project; and (ii) it is probable that the project will be completed and the software will be used to perform the function intended.	Effective for annual and interim periods beginning January 1, 2028, to be applied either prospectively, retrospectively, or using a modified transition approach (with early adoption permitted as of the beginning of an annual reporting period).	The Company is evaluating the impact of the guidance on its consolidated financial statements.
ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* as amended by ASU 2025-01, *Income Statement— Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying The Effective Date*	The key amendments require disclosures in the notes to financial statements around employee compensation costs, depreciation, intangible asset amortization and certain other costs and expenses. Information on selling expenses is also required.	Effective for annual periods beginning January 1, 2027, and interim periods beginning January 1, 2028, to be applied prospectively with an option for retrospective application (with early adoption permitted).	The Company is evaluating the impact of the guidance on its consolidated financial statements.

2. Segment Information

In the fourth quarter of 2025, MetLife completed the Strategic Reorganization. As a result, MetLife is organized into the following six segments: Group Benefits; RIS; Asia; Latin America; EMEA; and MIM. See Note 1. Also, in conjunction with the Strategic Reorganization, effective January 1, 2025, the Company amended agreements between MIM and other MetLife entities to manage general account investments at current market rate fees, a change from 2024 and 2023.

Group Benefits

The Group Benefits segment, based in the U.S., offers a broad range of products to corporations and their respective employees, other institutions and their respective members, as well as individuals. These products include term, variable and universal life insurance, dental, group and individual disability, accident & health insurance and vision.

RIS

The RIS segment, based in the U.S., offers a broad range of life and annuity-based insurance and investment products to corporations and their respective employees, other institutions and their respective members, as well as individuals. These products include stable value and pension risk transfer products, institutional income annuities, structured settlements, longevity reinsurance solutions, benefit funding solutions, funded reinsurance solutions and capital markets investment products.

Asia

The Asia segment offers a broad range of products and services to both individuals and corporations, as well as to other institutions, and their respective employees, which include life insurance, accident & health insurance and retirement and savings.

2. Segment Information (continued)

Latin America

The Latin America segment offers a broad range of products to both individuals and corporations, as well as to other institutions, and their respective employees, which include life insurance, retirement and savings, accident & health insurance and credit insurance.

EMEA

The EMEA segment offers products to individuals, corporations, other institutions, and their respective employees, which include life insurance, retirement and savings, accident & health insurance and credit insurance.

MIM

MIM provides asset management and advisory services to institutional investors worldwide in public and private fixed income, real estate, equity, alternatives, multi-asset solutions and insurance solutions. MIM also manages investments for the Company's general account.

Financial Measure and Segment Accounting Policies

Adjusted earnings is used by the Company's chief operating decision maker, its Chief Executive Officer, to evaluate performance and allocate resources. Adjusted earnings and related measures based on adjusted earnings are also the measures by which senior management's and many other employees' performance is evaluated for the purposes of determining their compensation under applicable compensation plans. Adjusted earnings and related measures based on adjusted earnings allow analysis of the Company's performance relative to its business plan and facilitate comparisons to industry results.

Consistent with GAAP guidance for segment reporting, adjusted earnings is the Company's GAAP measure of segment performance and is reported below. The Company believes the presentation of adjusted earnings enhances its investors' understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business.

Adjusted earnings focuses on the Company's primary businesses principally by excluding the impact of (i) market volatility which could distort trends, (ii) asymmetrical and non-economic accounting, (iii) revenues and costs related to divested businesses, and (iv) other adjustments. Also, adjusted earnings excludes results of discontinued operations under GAAP.

Market volatility can have a significant impact on the Company's financial results. Adjusted earnings excludes net investment gains (losses), net derivative gains (losses), MRB remeasurement gains (losses) and goodwill impairments. Further, net investment income is adjusted to exclude similar items relating to joint ventures accounted for under the equity method, and policyholder benefits and claims exclude (i) changes in the discount rate on certain annuitization guarantees accounted for as additional liabilities and (ii) market value adjustments.

Asymmetrical and non-economic accounting adjustments are made in calculating adjusted earnings:

- Universal life and investment-type product policy fees exclude asymmetrical accounting associated with in-force reinsurance.

- Net investment income includes earned income on derivatives and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment.

- Other revenues include settlements of foreign currency earnings hedges and exclude asymmetrical accounting associated with in-force reinsurance.

- Policyholder benefits and claims excludes (i) inflation-indexed benefit adjustments associated with contracts backed by inflation-indexed investments, (ii) asymmetrical accounting associated with in-force reinsurance, and (iii) non-economic losses incurred at contract inception for certain single premium annuity business. These losses are amortized into adjusted earnings within policyholder benefits and claims over the estimated lives of the contracts.

- Policyholder liability remeasurement gains (losses) excludes asymmetrical accounting associated with in-force reinsurance.

2. Segment Information (continued)

- Interest credited to PABs excludes amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets and other pass-through adjustments and asymmetrical accounting associated with in-force reinsurance.

"Divested businesses" are those that have been or will be sold or exited by MetLife but do not meet the discontinued operations criteria under GAAP. Divested businesses also include the net impact of transactions with exited businesses that have been eliminated in consolidation under GAAP and costs relating to businesses that have been or will be sold or exited by MetLife that do not meet the criteria to be included in results of discontinued operations under GAAP.

Other adjustments are made in calculating adjusted earnings:

- Beginning in the fourth quarter of 2025, net investment income excludes depreciation of wholly-owned real estate and REJVs.

- Net investment income and interest credited to PABs exclude certain amounts related to contractholder-directed equity securities.

- Net investment income and other expenses exclude Reinsurance activity (as defined below).

- Net investment income and interest expense on debt exclude amounts related to CFEs that are consolidated VIEs.

- Other revenues include fee revenue on synthetic guaranteed interest contracts ("GICs") accounted for as freestanding derivatives.

- Other expenses exclude (i) amortization and impairment of asset management intangible assets, (ii) implementation of new insurance regulatory requirements and other costs, and (iii) acquisition, integration and other related costs. Other expenses include (i) deductions for net income attributable to noncontrolling interests and redeemable noncontrolling interests, and (ii) benefits accrued on synthetic GICs accounted for as freestanding derivatives.

- "Reinsurance activity" relates to amounts subject to ceded reinsurance arrangements with third parties and joint ventures, including (i) the related investment returns and expenses which are passed through to the reinsurers and (ii) the corresponding invested assets and cash and cash equivalents.

Adjusted earnings also excludes the recognition of certain contingent assets and liabilities that could not be recognized at acquisition or adjusted for during the measurement period under GAAP business combination accounting guidance.

The tax impact of the adjustments mentioned above are calculated net of the U.S. or foreign statutory tax rate, which could differ from the Company's effective tax rate. Additionally, the provision for income tax (expense) benefit also includes the impact related to the timing of certain tax credits, as well as certain tax reforms.

The Company's segment accounting policies are the same as those used to prepare the Company's consolidated financial statements. In addition, segment accounting policies include the method of capital allocation described below.

Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's business.

The Company's economic capital model, coupled with considerations of local capital requirements, aligns segment allocated equity with emerging standards and consistent risk principles. The model applies statistics-based risk evaluation principles to the material risks to which the Company is exposed. These consistent risk principles include calibrating required economic capital shock factors to a specific confidence level and time horizon while applying an industry standard method for the inclusion of diversification benefits among risk types. The Company's management is responsible for the ongoing production and enhancement of the economic capital model and reviews its approach periodically to ensure that it remains consistent with emerging industry practice standards.

Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company's consolidated net investment income, net income (loss) or adjusted earnings.

Net investment income is based upon the actual results of each segment's specifically identifiable investment portfolios adjusted for allocated equity. Expenses are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

2. Segment Information (continued)

Corporate & Other

Corporate & Other contains various run-off and developing businesses. Also included in Corporate & Other are: the excess capital, as well as certain charges and activities not allocated to the segments (including external integration and disposition costs, internal resource costs for associates committed to acquisitions and dispositions and enterprise-wide strategic initiatives), interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and income tax audit issues, and the elimination of intersegment amounts (which generally relate to asset management fees and loans bearing interest rates commensurate with related borrowings).

The run-off businesses principally consist of operations relating to products and businesses that the Company no longer actively markets in the U.S. and were reported in the Company's former MetLife Holdings segment. These products include: (i) variable, universal and term life insurance, (ii) whole life insurance, (iii) fixed and variable annuities, as well as the related guarantees, (iv) in-force block of assumed variable annuity guarantees from a third party, and (v) long-term care insurance, which offers protection against the potentially high costs of long-term health care services.

The financial measure and accounting policies used to prepare the Company's segment results are the same as those used to prepare results for Corporate & Other. See "— Financial Measure and Segment Accounting Policies."

Set forth in the tables below is certain financial information with respect to the Company's segments for the years ended December 31, 2025, 2024 and 2023.

Year Ended December 31, 2025	Group Benefits	RIS	Asia	Latin America	EMEA	MIM
	(In millions)					
Revenues						
Premiums	$ 22,858	$ 11,569	$ 5,050	$ 5,155	$ 2,525	$ —
Universal life and investment-type product policy fees	936	409	1,640	1,447	342	—
Net investment income (1)	1,412	8,774	5,187	1,698	253	6
Other revenues	1,675	284	78	4	34	932
Expenses						
Policyholder benefits and claims and policyholder dividends	20,215	14,830	4,172	4,845	1,253	—
Policyholder liability remeasurement (gains) losses	(34)	(2)	(158)	(7)	6	—
Interest credited to PABs	289	3,552	3,097	373	83	—
Other expenses:						
Amortization of DAC, VOBA and negative VOBA	26	81	854	571	367	—
Interest expense on debt	3	14	—	15	—	—
Direct and allocated expenses	2,072	365	1,216	576	451	638
Other segment expenses (2)	2,168	117	374	845	513	33
Provision for income tax expense (benefit)	450	408	698	288	114	67
Adjusted earnings	$ 1,692	$ 1,671	$ 1,702	$ 798	$ 367	$ 200

2. Segment Information (continued)

Year Ended December 31, 2024	Group Benefits	RIS	Asia	Latin America	EMEA	MIM
	(In millions)					
Revenues						
Premiums	$ 22,427	$ 8,034	$ 4,991	$ 4,476	$ 2,202	$ —
Universal life and investment-type product policy fees	909	314	1,690	1,419	314	—
Net investment income (1)	1,252	8,482	4,658	1,650	222	7
Other revenues	1,534	246	76	41	32	718
Expenses						
Policyholder benefits and claims and policyholder dividends	19,824	11,246	4,083	4,127	1,100	—
Policyholder liability remeasurement (gains) losses	(1)	(170)	(35)	(9)	7	—
Interest credited to PABs	191	3,371	2,695	438	70	—
Other expenses:						
Amortization of DAC, VOBA and negative VOBA	26	66	832	503	355	—
Interest expense on debt	2	15	—	15	—	—
Direct and allocated expenses	2,000	309	1,176	560	426	615
Other segment expenses (2)	2,049	139	413	743	457	37
Provision for income tax expense (benefit)	425	433	630	328	72	18
Adjusted earnings	$ 1,606	$ 1,667	$ 1,621	$ 881	$ 283	$ 55

Year Ended December 31, 2023	Group Benefits	RIS	Asia	Latin America	EMEA	MIM
	(In millions)					
Revenues						
Premiums	$ 21,558	$ 8,248	$ 5,251	$ 4,287	$ 2,016	$ —
Universal life and investment-type product policy fees	878	313	1,632	1,398	298	—
Net investment income (1)	1,301	7,803	3,957	1,644	197	3
Other revenues	1,493	271	86	42	32	719
Expenses						
Policyholder benefits and claims and policyholder dividends	19,164	11,269	4,333	4,094	984	—
Policyholder liability remeasurement (gains) losses	(28)	(131)	105	(25)	(3)	—
Interest credited to PABs	193	2,887	2,301	426	72	—
Other expenses:						
Amortization of DAC, VOBA and negative VOBA	26	49	772	468	344	—
Interest expense on debt	2	14	—	11	—	—
Direct and allocated expenses	1,896	275	1,172	578	404	591
Other segment expenses (2)	1,880	114	403	682	399	38
Provision for income tax expense (benefit)	442	450	558	297	78	23
Adjusted earnings	$ 1,655	$ 1,708	$ 1,282	$ 840	$ 265	$ 70

_____

(1) The percentage of net investment income from equity method invested assets by segment was as follows:

	Years Ended December 31,		
	2025	2024	2023
Group Benefits	1%	—%	—%
RIS	6%	3%	1%
Asia	13%	12%	4%
Latin America	—%	1%	1%
EMEA	1%	—%	—%

2. Segment Information (continued)

(2)   Includes pension, postretirement and postemployment benefit costs; premium taxes, other taxes, and licenses & fees, as well as commissions and other variable expenses. This line item is net of capitalization of DAC.

The Company does not report total assets by segment, as this metric is not used to allocate resources or evaluate segment performance.

The following table presents the reconciliation of certain financial measures used in calculating segment results to those used in calculating consolidated Company results:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In millions)					
Total segment adjusted earnings	$	6,430	$	6,113	$	5,820
Corporate & Other		(293)		(117)		(97)
Total consolidated adjusted earnings		6,137		5,996		5,723
Net investment gains (losses)		(1,145)		(1,184)		(2,824)
Net derivative gains (losses)		(1,939)		(1,623)		(2,140)
MRB remeasurement gains (losses)		508		1,109		994
Investment hedge adjustments		(410)		(604)		(1,012)
Depreciation of wholly-owned real estate and REJVs		(72)				
Other		(307)		63		(173)
Provision for income tax (expense) benefit		631		687		1,034
Net income (loss)	$	3,403	$	4,444	$	1,602
Segment revenues:						
Group	$	26,881	$	26,122	$	25,230
RIS		21,036		17,076		16,635
Asia		11,955		11,415		10,926
Latin America		8,304		7,586		7,371
EMEA		3,154		2,770		2,543
MIM (1)		938		725		722
Total segment revenues		72,268		65,694		63,427
Net investment gains (losses)		(1,145)		(1,184)		(2,824)
Net derivative gains (losses)		(1,939)		(1,623)		(2,140)
Investment hedge adjustments		(410)		(604)		(1,012)
Unit-linked investment income		1,217		1,091		1,183
Reinsurance activity		489		31		—
Revenues attributed to business activities within Corporate & Other		6,572		7,357		8,288
Other		32		224		(17)
Total consolidated revenues	$	77,084	$	70,986	$	66,905

_____

(1)   Includes intersegment asset management fees of $563 million, $417 million and $403 million for the years ended December 31, 2025, 2024 and 2023, respectively, earned in connection with management of general account investments of the Company and reflecting a change to current market rate fees in 2025.

2. Segment Information (continued)

The following table presents total premiums, universal life and investment-type product policy fees and other revenues by major product groups of the Company's segments, as well as Corporate & Other:

		Years Ended December 31,				
		2025		2024		2023
		(In millions)				
Life insurance	$	22,519	$	22,250	$	22,111
Accident & health insurance		18,935		18,356		18,014
Annuities		14,002		10,121		10,193
Other		2,153		1,793		1,643
Total	$	57,609	$	52,520	$	51,961

The following table presents total premiums, universal life and investment-type product policy fees and other revenues associated with the Company's U.S. and foreign operations:

		Years Ended December 31,				
		2025		2024		2023
		(In millions)				
U.S.	$	41,234	$	37,266	$	36,869
Japan		4,649		4,702		5,020
Other		11,726		10,552		10,072
Total	$	57,609	$	52,520	$	51,961

Revenues derived from any single customer did not exceed 10% of consolidated premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2025, 2024 or 2023.

3. Acquisition

Acquisition of PineBridge Investments

On December 30, 2025, the Company completed the acquisition of PineBridge Investments ("PineBridge"), a global asset manager. The acquisition of PineBridge further enhances the existing scale of the Company's institutional asset management business, MIM. The preliminary purchase consideration paid in cash at closing was $885 million, comprised of purchase consideration of $800 million plus $85 million for the excess of cash and investments acquired over liabilities assumed. The preliminary purchase consideration is subject to change from any post-closing adjustments to the estimated amounts utilized at closing for cash and investments acquired, working capital, transaction expenses, liabilities assumed, net deferred tax liability and final acquisition date estimated fair value of consolidated VIEs, which will be determined after closing. The purchase consideration and the purchase price allocation, described below, are preliminary and are subject to adjustment during the measurement period, which is up to one year from the acquisition date.

The PineBridge acquisition was accounted for as a business combination using the acquisition method of accounting. Accordingly, the purchase price consideration was allocated to the assets acquired, including separately identified intangible assets, tangible assets and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the estimated fair value of consideration transferred over the estimated fair value of identifiable intangible assets acquired, tangible assets acquired and liabilities assumed was recorded as goodwill. Asset management agreements and asset advisory agreements identifiable intangible assets were determined using the multi-period excess earnings method.

Of the preliminary purchase price, $486 million, $264 million and $15 million were preliminarily allocated to the estimated fair value of tangible assets acquired, liabilities assumed and noncontrolling interests assumed, respectively. The noncontrolling interests, which are less than 2% of the preliminary purchase consideration, represent the interests of shareholders, other than the Company, in an acquired entity. The tangible assets acquired primarily include CLO fund investments ("CLO Investments") of $150 million, reported in FVO securities; accrued revenue and accounts receivable of $100 million, reported in premiums, reinsurance and other receivables; cash and cash equivalents of $100 million; other operating assets of $81 million, reported primarily in other assets; and FVO securities of $55 million. The liabilities assumed primarily include accounts payable, accrued compensation and benefits and other accrued expenses of $189 million, reported

3. Acquisition (continued)

in other liabilities; and investment-related debt of $75 million, reported in long-term debt. In addition, certain fund investments, reported in contractholder-directed equity securities, and related redeemable noncontrolling interests, each in the amount of $241 million, at estimated fair value, were recorded.

The CLO Investments acquired are comprised of non-consolidated and consolidated investments. The non-consolidated CLO Investments were comprised of FVO securities with an estimated fair value of $91 million at December 31, 2025. The consolidated CLO Investments, along with certain investment fund general partner entities, represent consolidated VIEs of which the Company is the primary beneficiary. Accordingly, the Company has consolidated these VIEs. See "– Variable Interest Entities – Consolidated VIEs" in Note 11 for further information. The consolidated CLO Investments were comprised primarily of FVO securities and operating assets, including cash, of $1.4 billion, and related notes issued by CFEs for which the Company has elected the FVO, and operating liabilities of $1.4 billion, both at estimated fair value.

Additionally, of the preliminary purchase price, $543 million was allocated to goodwill which is included in the MIM segment and $147 million was allocated to identified intangible assets for asset management agreements and asset advisory agreements, reported in other assets. The goodwill recognized in connection with the acquisition includes future benefits for the MIM segment as a result of the increase in scale, broadening of existing capabilities, addition of new capabilities and extension of the global footprint, assembled workforce and expected synergies from the combined operations. The purchase price allocated to these identified intangible assets reflects the estimated fair value of the expected future earnings associated with asset management agreements acquired related to open-ended funds, closed-ended funds and separately managed accounts, as well as to asset advisory agreements acquired. Finite-lived intangible assets, including closed-end funds and separately managed accounts asset management agreements and asset advisory agreements, totaling $78 million are amortized over the assets' useful lives ranging from one to 16 years with a weighted average remaining useful life of 14 years as of the acquisition date. The indefinite-lived intangible asset, relating to open-ended funds asset management agreements acquired, of $69 million is not being amortized and will be tested for impairment at least annually. In addition, operating lease ROU assets acquired, reported in other assets, and operating lease liabilities assumed, reported in other liabilities, were each recorded at their estimated fair values of $76 million.

The preliminary purchase accounting also included a net deferred income tax liability of $12 million, which was attributable to the identified intangible assets and assumed liabilities, excluding goodwill, established at the acquisition date. The amount of the goodwill expected to be deductible for tax purposes was approximately $200 million.

Total revenues of PineBridge represented less than 1% of pro forma total revenues of MetLife for each of the years ended December 31, 2025, and 2024, when evaluated as though the acquisition had occurred on January 1, 2024.

4. Future Policy Benefits

The Company establishes liabilities for amounts payable under insurance policies. These liabilities are comprised of traditional and limited-payment contracts and associated DPLs, additional insurance liabilities, participating life and short-duration contracts.

4. Future Policy Benefits (continued)

The Company's FPBs on the consolidated balance sheets were as follows at:

	December 31,	
	2025	**2024**
	(In millions)	
Traditional and Limited-Payment Contracts:		
RIS - Annuities	$ 79,523	$ 66,262
Asia:		
Whole and term life & endowments	10,140	11,167
Accident & health	7,913	9,406
Latin America - Fixed annuities	12,336	9,600
Corporate & Other - Long-term care (1)	15,224	14,537
Deferred Profit Liabilities:		
RIS - Annuities	3,855	3,780
Asia:		
Whole and term life & endowments	919	759
Accident & health	993	849
Latin America - Fixed annuities	562	498
Additional Insurance Liabilities:		
Asia:		
Variable life	1,074	1,108
Universal and variable universal life	330	355
Corporate & Other - Universal and variable universal life (1)	2,713	2,496
Corporate & Other - Participating life (1)	47,359	48,485
Other long-duration (2)	11,148	10,712
Short-duration and other	14,766	13,632
Total	$ 208,855	$ 193,646

_____

(1) See Note 1 for information on the Strategic Reorganization.

(2) This balance represents liabilities for various smaller product lines across multiple segments, as well as Corporate & Other.

Rollforwards - Traditional and Limited-Payment Contracts

The following information about the direct and assumed liability for FPBs includes disaggregated rollforwards of expected future net premiums and expected future benefits. The products grouped within these rollforwards were selected based upon common characteristics and valuations using similar inputs, judgments, assumptions and methodologies within a particular segment of the business. The adjusted balance in each disaggregated rollforward reflects the remeasurement (gains) losses. All amounts presented in the rollforwards and accompanying financial information do not include a reduction for amounts ceded to reinsurers, except with respect to ending net liability for FPB balances where applicable. See Note 9 for further information regarding the impact of reinsurance on the consolidated balance sheets and the consolidated statements of operations.

4. Future Policy Benefits (continued)

RIS - Annuities

The RIS segment's annuity products include pension risk transfers (including assumed pension risk transfers from the United Kingdom ("U.K.")), certain structured settlements and certain institutional income annuities, which are mainly single premium spread-based products. The Company reinsures portions of certain pension risk transfers and structured settlements on a modified coinsurance basis. Information regarding these products was as follows:

	Years Ended December 31,		
	2025	2024	2023
	(Dollars in millions)		
Present Value of Expected Net Premiums			
Balance at January 1, at current discount rate at balance sheet date	$ —	$ —	$ —
Balance at January 1, at original discount rate	$ —	$ —	$ —
Effect of changes in cash flow assumptions (1)	—	—	—
Effect of actual variances from expected experience (2)	(71)	(48)	(106)
Adjusted balance	(71)	(48)	(106)
Issuances	14,815	7,985	6,572
Net premiums collected	(14,744)	(7,937)	(6,466)
Balance at December 31, at original discount rate	—	—	—
Balance at December 31, at current discount rate at balance sheet date	$ —	$ —	$ —
Present Value of Expected FPBs			
Balance at January 1, at current discount rate at balance sheet date	$ 66,621	$ 64,515	58,695
Balance at January 1, at original discount rate	$ 69,643	$ 64,737	$ 61,426
Effect of changes in cash flow assumptions (1)	(79)	(195)	(284)
Effect of actual variances from expected experience (2)	(91)	(121)	(270)
Adjusted balance	69,473	64,421	60,872
Issuances	15,275	8,129	6,588
Interest accrual	3,427	3,146	2,897
Benefit payments	(6,699)	(6,050)	(5,620)
Effect of foreign currency translation	22	(3)	—
Balance at December 31, at original discount rate	81,498	69,643	64,737
Effect of changes in discount rate assumptions	(1,656)	(3,022)	(222)
Balance at December 31, at current discount rate at balance sheet date	79,842	66,621	64,515
Cumulative amount of fair value hedging adjustments	(319)	(359)	(191)
Net liability for FPBs	79,523	66,262	64,324
Less: Reinsurance recoverables	12,506	1,919	269
Net liability for FPBs, net of reinsurance	$ 67,017	$ 64,343	$ 64,055
Undiscounted - Expected future benefit payments	$ 144,721	$ 126,735	$ 130,878
Discounted - Expected future benefit payments (at current discount rate at balance sheet date)	$ 79,842	$ 66,621	$ 64,515
Weighted-average duration of the liability	8 years	8 years	9 years
Weighted-average interest accretion (original locked-in) rate	4.6 %	4.8 %	4.7 %
Weighted-average current discount rate at balance sheet date	5.4 %	5.6 %	5.1 %

_____

(1)   For the year ended December 31, 2025, the net effect of changes in cash flow assumptions was largely offset by the corresponding impact in DPL associated with the RIS segment's annuity products of $65 million. For the year ended December 31, 2024, the net effect of changes in cash flow assumptions was partially offset by the corresponding impact in DPL associated with the RIS segment's annuity products of $62 million. For the year ended December 31, 2023, the net effect of changes in cash flow assumptions was largely offset by the corresponding impact in DPL associated with the RIS segment's annuity products of $211 million.

4. Future Policy Benefits (continued)

(2) For the year ended December 31, 2025, the net effect of actual variances from expected experience was more than offset by the corresponding impact in DPL associated with the RIS segment's annuity products of $31 million. For the year ended December 31, 2024, the net effect of actual variances from expected experience was partially offset by the corresponding impact in DPL associated with the RIS segment's annuity products of $35 million. For the year ended December 31, 2023, the net effect of actual variances from expected experience was largely offset by the corresponding impact in DPL associated with the RIS segment's annuity products of $118 million.

For each of the years ended December 31, 2025, 2024 and 2023, the net effect of changes in cash flow assumptions was primarily driven by updates in assumptions related to mortality.

For the year ended December 31, 2023, the net effect of actual variances from expected experience was primarily driven by favorable mortality and model refinements.

When single premium annuity contracts are issued, the FPB reserve is required to be measured at an upper-medium grade discount rate. Due to differences between the upper-medium grade discount rate and pricing assumptions used to determine the contractual premium, the initial FPB reserve at issue for a particular cohort may be greater than the contractual premium received, and the difference must be recognized as an immediate loss at issue. On these cohorts, future experience that differs from expected experience and changes in cash flow assumptions result in the recognition of remeasurement gains and losses with net remeasurement gains limited to the amount of the original loss at issue, after which any favorable experience is deferred and recorded within the DPL. For the year ended December 31, 2025, the Company incurred a loss at issue of $451 million. The loss at issue was partially offset by a deferred gain on ceded reinsurance which will be amortized over the life of the reinsurance agreement. For the year ended December 31, 2024, the Company incurred a loss at issue of $147 million. The loss at issue was largely offset by a deferred gain on ceded reinsurance which will be amortized over the life of the reinsurance agreement. Additionally, for the year ended December 31, 2024, the Company recognized a net remeasurement gain related to the net effect of changes in cash flow assumptions.

Significant Methodologies and Assumptions

The principal inputs used in the establishment of the FPB for the RIS segment's annuity products include actual premiums, actual benefits, in-force data, locked-in claim-related expenses, the locked-in interest accretion rate, the current upper-medium grade discount rate at the balance sheet date and best estimate mortality assumptions.

4. Future Policy Benefits (continued)

Asia

Whole and Term Life & Endowments

The Asia segment's whole and term life & endowment products in Japan and Korea offer various life insurance coverages to customers. Information regarding these products was as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in millions)		
Present Value of Expected Net Premiums			
Balance at January 1, at current discount rate at balance sheet date	$ 4,023	$ 4,561	$ 4,682
Balance at January 1, at original discount rate	$ 4,286	$ 4,793	$ 4,943
Effect of changes in cash flow assumptions (1)	26	58	11
Effect of actual variances from expected experience (2)	(108)	(98)	(62)
Adjusted balance	4,204	4,753	4,892
Issuances	630	558	730
Interest accrual	82	70	59
Net premiums collected	(624)	(604)	(611)
Effect of foreign currency translation	45	(491)	(277)
Balance at December 31, at original discount rate	4,337	4,286	4,793
Effect of changes in discount rate assumptions	(433)	(288)	(242)
Effect of foreign currency translation on the effect of changes in discount rate assumptions	6	25	10
Balance at December 31, at current discount rate at balance sheet date	$ 3,910	$ 4,023	$ 4,561
Present Value of Expected FPBs			
Balance at January 1, at current discount rate at balance sheet date	$ 15,190	$ 17,435	$ 17,463
Balance at January 1, at original discount rate	$ 15,252	$ 17,198	$ 18,209
Effect of changes in cash flow assumptions (1)	28	36	58
Effect of actual variances from expected experience (2)	(108)	(135)	(30)
Adjusted balance	15,172	17,099	18,237
Issuances	630	558	729
Interest accrual	383	368	370
Benefit payments	(970)	(958)	(1,174)
Effect of foreign currency translation	143	(1,815)	(964)
Balance at December 31, at original discount rate	15,358	15,252	17,198
Effect of changes in discount rate assumptions	(1,390)	11	224
Effect of foreign currency translation on the effect of changes in discount rate assumptions	82	(73)	13
Balance at December 31, at current discount rate at balance sheet date	14,050	15,190	17,435
Net liability for FPBs	10,140	11,167	12,874
Less: Amount due to reinsurer	(2)	(2)	(1)
Net liability for FPBs, net of reinsurance	$ 10,142	$ 11,169	$ 12,875
Undiscounted:			
Expected future gross premiums	$ 9,138	$ 8,678	$ 9,331
Expected future benefit payments	$ 26,455	$ 25,422	$ 28,130
Discounted (at current discount rate at balance sheet date):			
Expected future gross premiums	$ 7,363	$ 7,316	$ 8,067
Expected future benefit payments	$ 14,050	$ 15,190	$ 17,435
Weighted-average duration of the liability	16 years	17 years	17 years
Weighted-average interest accretion (original locked-in) rate	2.8 %	2.6 %	2.5 %
Weighted-average current discount rate at balance sheet date	3.6 %	2.8 %	2.6 %

_____

4. Future Policy Benefits (continued)

(1) For the year ended December 31, 2024, the net effect of changes in cash flow assumptions was more than offset by the corresponding impact in DPL associated with the Asia segment's whole and term life & endowment products of $28 million. For the year ended December 31, 2023, the net effect of changes in cash flow assumptions was not offset by the corresponding impact in DPL associated with the Asia segment's whole and term life & endowment products due to the diversification and the underlying characteristics of the products.

(2) For the year ended December 31, 2023, the net effect of actual variances from expected experience was not offset by the corresponding impact in DPL associated with the Asia segment's whole and term life & endowment product due to the diversification and the underlying characteristics of the products.

Significant Methodologies and Assumptions

The principal inputs used in the establishment of the FPB reserve for the Asia segment's whole and term life & endowment products include actual premiums, actual benefits, in-force data, locked-in claim-related expenses, the locked-in interest accretion rate, the current upper-medium grade discount rate at the balance sheet date and best estimate assumptions. The best estimate assumptions include mortality, lapse, and morbidity.

4. Future Policy Benefits (continued)

Accident & Health

The Asia segment's accident & health products in Japan and Korea offer various hospitalization, cancer, critical illness, disability, income protection and personal accident coverage. Information regarding these products was as follows:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(Dollars in millions)					
Present Value of Expected Net Premiums						
Balance at January 1, at current discount rate at balance sheet date	$	17,203	$	19,835	$	21,181
Balance at January 1, at original discount rate	$	18,820	$	21,232	$	22,594
Effect of changes in cash flow assumptions (1)		(95)		439		867
Effect of actual variances from expected experience (2)		(326)		(205)		(158)
Adjusted balance		18,399		21,466		23,303
Issuances		1,158		1,032		1,030
Interest accrual		223		223		236
Net premiums collected		(1,829)		(1,843)		(2,016)
Effect of foreign currency translation and other - net		292		(2,058)		(1,321)
Balance at December 31, at original discount rate		18,243		18,820		21,232
Effect of changes in discount rate assumptions		(2,895)		(1,772)		(1,449)
Effect of foreign currency translation on the effect of changes in discount rate assumptions		41		155		52
Balance at December 31, at current discount rate at balance sheet date	$	15,389	$	17,203	$	19,835
Present Value of Expected FPBs						
Balance at January 1, at current discount rate at balance sheet date	$	26,565	$	30,480	$	30,879
Balance at January 1, at original discount rate	$	32,838	$	36,010	$	37,189
Effect of changes in cash flow assumptions (1)		(186)		439		898
Effect of actual variances from expected experience (2)		(362)		(203)		(180)
Adjusted balance		32,290		36,246		37,907
Issuances		1,156		1,030		1,028
Interest accrual		476		470		485
Benefit payments		(1,326)		(1,268)		(1,279)
Effect of foreign currency translation and other - net		346		(3,640)		(2,131)
Balance at December 31, at original discount rate		32,942		32,838		36,010
Effect of changes in discount rate assumptions		(9,946)		(6,890)		(5,793)
Effect of foreign currency translation on the effect of changes in discount rate assumptions		157		617		263
Balance at December 31, at current discount rate at balance sheet date		23,153		26,565		30,480
Cumulative impact of flooring the future policyholder benefits reserve		149		44		67
Net liability for FPBs		7,913		9,406		10,712
Less: Reinsurance recoverables		111		142		142
Net liability for FPBs, net of reinsurance	$	7,802	$	9,264	$	10,570
Undiscounted:						
Expected future gross premiums	$	36,643	$	36,908	$	41,734
Expected future benefit payments	$	43,479	$	43,016	$	47,046
Discounted (at current discount rate at balance sheet date):						
Expected future gross premiums	$	26,671	$	29,436	$	34,356
Expected future benefit payments	$	23,153	$	26,565	$	30,480
Weighted-average duration of the liability		19 years		23 years		25 years
Weighted-average interest accretion (original locked-in) rate		1.8 %		1.7 %		1.7 %
Weighted-average current discount rate at balance sheet date		3.8 %		2.8 %		2.5 %

_____

(1)   For the year ended December 31, 2023, the net effect of changes in cash flow assumptions was partially offset by the corresponding impact in DPL associated with the Asia segment's accident & health products of ($10) million.

4. Future Policy Benefits (continued)

(2)   For the year ended December 31, 2023, the net effect of actual variances from expected experience was partially offset by the corresponding impact in DPL associated with the Asia segment's accident & health products of $4 million.

For the year ended December 31, 2025, the net effect of changes in cash flow assumptions was primarily driven by updates in assumptions related to morbidity, partially offset by mortality. For the year ended December 31, 2024, the net effect of changes in cash flow assumptions was primarily driven by updates in assumptions related to morbidity, substantially offset by policyholder behavior assumptions related to lapses. For the year ended December 31, 2023, the net effect of changes in cash flow assumptions was primarily driven by updates in policyholder behavior assumptions related to lapses, partially offset by updates in assumptions related to mortality and morbidity.

Significant Methodologies and Assumptions

The principal inputs used in the establishment of the FPB reserve for the Asia segment's accident & health products include actual premiums, actual benefits, in-force data, locked-in claim-related expenses, the locked-in interest accretion rate, the current upper-medium grade discount rate at the balance sheet date and best estimate assumptions. The best estimate assumptions include mortality, lapse and morbidity.

4. Future Policy Benefits (continued)

<u>Latin America - Fixed Annuities</u>

The Latin America segment's fixed annuity products in Chile and Mexico include fixed income annuities that provide for asset distribution needs. Information regarding these products was as follows:

	Years Ended December 31,		
	2025	2024	2023
	(Dollars in millions)		
Present Value of Expected Net Premiums			
Balance at January 1, at current discount rate at balance sheet date	$ —	$ —	$ —
Balance at January 1, at original discount rate	$ —	$ —	$ —
Effect of changes in cash flow assumptions (1)	—	—	—
Effect of actual variances from expected experience (2)	—	—	—
Adjusted balance	—	—	—
Issuances	1,461	1,020	1,045
Interest accrual	31	21	29
Net premiums collected	(1,492)	(1,041)	(1,074)
Balance at December 31, at original discount rate	—	—	—
Balance at December 31, at current discount rate at balance sheet date	$ —	$ —	$ —
Present Value of Expected FPBs			
Balance at January 1, at current discount rate at balance sheet date	$ 9,600	$ 9,637	$ 9,265
Balance at January 1, at original discount rate	$ 9,133	$ 9,249	$ 8,240
Effect of changes in cash flow assumptions (1)	5	(4)	(5)
Effect of actual variances from expected experience (2)	(25)	(2)	(31)
Adjusted balance	9,113	9,243	8,204
Issuances	1,542	1,065	1,153
Interest accrual	373	339	341
Benefit payments	(813)	(701)	(671)
Inflation adjustment	343	391	415
Effect of foreign currency translation	1,030	(1,204)	(193)
Balance at December 31, at original discount rate	11,588	9,133	9,249
Effect of changes in discount rate assumptions	687	536	391
Effect of foreign currency translation on the effect of changes in discount rate assumptions	61	(69)	(3)
Balance at December 31, at current discount rate at balance sheet date	12,336	9,600	9,637
Net liability for FPBs	$ 12,336	$ 9,600	$ 9,637
Undiscounted - Expected future benefit payments	$ 17,146	$ 13,660	$ 13,994
Discounted - Expected future benefit payments (at current discount rate at balance sheet date)	$ 12,336	$ 9,600	$ 9,637
Weighted-average duration of the liability	11 years	11 years	11 years
Weighted-average interest accretion (original locked-in) rate	3.4 %	3.5 %	3.6 %
Weighted-average current discount rate at balance sheet date	2.9 %	3.1 %	3.3 %

_____

(1)   For the years ended December 31, 2024 and 2023, the net effect of changes in cash flow assumptions was largely offset by the corresponding impact in DPL associated with the Latin America segment's fixed annuity products of $3 million and $4 million, respectively.

(2)   For the years ended December 31, 2024 and 2023, the net effect of actual variances from expected experience was not offset by the corresponding impact in DPL associated with the Latin America segment's fixed annuity products primarily due to the variance coming from cohorts with no DPL.

4. Future Policy Benefits (continued)

Significant Methodologies and Assumptions

The principal inputs used in the establishment of the FPB reserve for the Latin America segment's fixed annuity products include actual premiums, actual benefits, in-force data, locked-in claim-related expenses, the locked-in interest accretion rate, the current upper-medium grade discount rate at the balance sheet date and best estimate mortality assumptions.

Corporate & Other - Long-term Care

Corporate & Other's long-term care products offer protection against potentially high costs of long-term health care services. Information regarding these products was as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in millions)		
Present Value of Expected Net Premiums			
Balance at January 1, at current discount rate at balance sheet date	$ 5,475	$ 5,687	$ 5,775
Balance at January 1, at original discount rate	$ 5,568	$ 5,566	$ 5,807
Effect of changes in cash flow assumptions	68	212	(152)
Effect of actual variances from expected experience	159	74	199
Adjusted balance	5,795	5,852	5,854
Interest accrual	284	285	294
Net premiums collected	(564)	(569)	(582)
Balance at December 31, at original discount rate	5,515	5,568	5,566
Effect of changes in discount rate assumptions	33	(93)	121
Balance at December 31, at current discount rate at balance sheet date	$ 5,548	$ 5,475	$ 5,687
Present Value of Expected FPBs			
Balance at January 1, at current discount rate at balance sheet date	$ 20,012	$ 20,927	$ 19,619
Balance at January 1, at original discount rate	$ 21,024	$ 20,494	$ 20,165
Effect of changes in cash flow assumptions	66	205	(190)
Effect of actual variances from expected experience	213	84	223
Adjusted balance	21,303	20,783	20,198
Interest accrual	1,115	1,089	1,070
Benefit payments	(928)	(848)	(774)
Balance at December 31, at original discount rate	21,490	21,024	20,494
Effect of changes in discount rate assumptions	(718)	(1,012)	433
Balance at December 31, at current discount rate at balance sheet date	20,772	20,012	20,927
Net liability for FPBs	$ 15,224	$ 14,537	$ 15,240
Undiscounted:			
Expected future gross premiums	$ 10,382	$ 10,644	$ 10,603
Expected future benefit payments	$ 44,696	$ 44,981	$ 45,016
Discounted (at current discount rate at balance sheet date):			
Expected future gross premiums	$ 7,001	$ 6,966	$ 7,139
Expected future benefit payments	$ 20,772	$ 20,012	$ 20,927
Weighted-average duration of the liability	13 years	14 years	15 years
Weighted-average interest accretion (original locked-in) rate	5.4 %	5.4 %	5.4 %
Weighted-average current discount rate at balance sheet date	5.8 %	5.8 %	5.2 %

For the year ended December 31, 2025, the net effect of changes in cash flow assumptions was primarily driven by updates in operational assumptions related to future premium rate increases, substantially offset by unfavorable morbidity and policyholder behavior related to lapses. For the year ended December 31, 2023, the net effect of changes in cash flow assumptions was primarily driven by updates in policyholder behavior assumptions related to claim utilization experience, which lowered the expected cost of care. This was partially offset by updates in assumptions associated with an increase in incidence rates.

4. Future Policy Benefits (continued)

For the year ended December 31, 2025, the net effect of actual variances from expected experience was primarily driven by unfavorable morbidity and mortality, partially offset by the expected premium rate increases.

Significant Methodologies and Assumptions

The principal inputs used in the establishment of the FPB reserve for long-term care products include actual premiums, actual benefits, in-force data, locked-in claim-related expenses, the locked-in interest accretion rate, the current upper-medium grade discount rate at the balance sheet date and best estimate assumptions. The best estimate assumptions include mortality, lapse, incidence, claim utilization, claim cost inflation, claim continuance, and premium rate increases.

Rollforwards - Additional Insurance Liabilities

The Company establishes additional insurance liabilities for annuitization, death or other insurance benefits for variable life, universal life, and variable universal life contract features whereby the Company guarantees to the contractholder either a secondary guarantee or a guaranteed paid-up benefit. The policy can remain in force, even if the base policy account value is zero, as long as contractual secondary guarantee requirements have been met.

The following information about the direct liability for additional insurance liabilities includes disaggregated rollforwards. The products grouped within these rollforwards were selected based upon common characteristics and valuations using similar inputs, judgments, assumptions and methodologies within a particular segment of the business. The adjusted balance in each disaggregated rollforward reflects the remeasurement (gains) losses. All amounts presented in these rollforwards and accompanying financial information do not include a reduction for amounts ceded to reinsurers. See Note 9 for further information regarding the impact of reinsurance on the consolidated balance sheets and the consolidated statements of operations.

Asia - Variable Life and Universal and Variable Universal Life

The Asia segment's variable life, universal life, and variable universal life products in Japan offer a contract feature whereby the Company guarantees to the contractholder a secondary guarantee. Information regarding these additional insurance liabilities was as follows:

	Years Ended December 31,					
	2025	2024	2023	2025	2024	2023
	Variable Life			Universal and Variable Universal Life		
	(Dollars in millions)					
Balance, at January 1,	$ 1,108	$ 1,258	$ 1,381	$ 355	$ 424	$ 455
Less: AOCI adjustment	—	—	—	10	(14)	(33)
Balance, at January 1, before AOCI adjustment	1,108	1,258	1,381	345	438	488
Effect of changes in cash flow assumptions	(3)	17	(4)	(46)	(23)	(2)
Effect of actual variances from expected experience	(16)	(12)	(10)	(6)	(34)	(24)
Adjusted balance	1,089	1,263	1,367	293	381	462
Assessments accrual	(4)	(4)	(3)	(4)	—	—
Interest accrual	17	17	19	5	6	7
Excess benefits paid	(33)	(38)	(36)	—	—	—
Effect of foreign currency translation and other, net	5	(130)	(89)	4	(42)	(31)
Balance, at December 31, before AOCI adjustment	1,074	1,108	1,258	298	345	438
Add: AOCI adjustment	—	—	—	32	10	(14)
Balance, at December 31,	$ 1,074	$ 1,108	$ 1,258	$ 330	$ 355	$ 424
Weighted-average duration of the liability	16 years	16 years	16 years	42 years	42 years	42 years
Weighted-average interest accretion rate	1.6 %	1.5 %	1.5 %	1.6 %	1.4 %	1.4 %

Significant Methodologies and Assumptions

The principal inputs used in the establishment of the additional insurance liability for the Asia segment's variable life products include historical actual fees and benefits, in-force data, the locked-in discount rate, the stochastic fund return scenario assumption, and best estimate lapse and mortality assumptions.

4. Future Policy Benefits (continued)

The stochastic fund return scenario assumption includes the long-term average return and volatility for each fund, and the correlation matrix for each fund. For newer products, the discount rate is determined based on the weighting and return of each fund.

The principal inputs used in the establishment of the additional insurance liability for the Asia segment's universal and variable universal life products include historical actual fees and benefits, in-force data, the locked-in discount rate, the stochastic fund return scenario assumption, and best estimate lapse and mortality assumptions.

The stochastic fund return scenario assumption includes the foreign currency exchange long-term average trend, foreign currency exchange volatility, long-term U.S. swap and treasury yield, U.S. swap volatility and the correlation between foreign currency exchange and U.S. swap rates.

The locked-in discount rate used for these products is based on the earned rate and foreign currency exchange rates at acquisition.

Corporate & Other - Universal and Variable Universal Life

Corporate & Other's universal life and variable universal life products provide a contract feature whereby the Company guarantees to the contractholder a secondary guarantee or a guaranteed paid-up benefit. Information regarding these additional insurance liabilities was as follows:

	Years Ended December 31,					
	2025		2024		2023	
	Universal and Variable Universal Life					
	(Dollars in millions)					
Balance, at January 1	$	2,496	$	2,362	$	2,156
Less: AOCI adjustment		(17)		(14)		(63)
Balance, at January 1, before AOCI adjustment		2,513		2,376		2,219
Effect of changes in cash flow assumptions		(8)		(2)		38
Effect of actual variances from expected experience		120		53		—
Adjusted balance		2,625		2,427		2,257
Assessments accrual		107		104		105
Interest accrual		139		132		124
Excess benefits paid		(145)		(150)		(110)
Balance, at December 31, before AOCI adjustment		2,726		2,513		2,376
Add: AOCI adjustment		(13)		(17)		(14)
Balance, at December 31		2,713		2,496		2,362
Less: Reinsurance recoverables		2,367		2,174		2,055
Balance, at December 31, net of reinsurance	$	346	$	322	$	307
Weighted-average duration of the liability		14 years		15 years		15 years
Weighted-average interest accretion rate		5.5 %		5.5 %		5.5 %

Significant Methodologies and Assumptions

Liabilities for ULSG and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the life of the contract based on total expected assessments.

The guaranteed benefits are estimated over a range of scenarios. The significant assumptions used in estimating the ULSG and paid-up guarantee liabilities are investment income, mortality, lapses, and premium payment pattern and persistency. In addition, projected earned rate and crediting rates are used to project the account values and excess death benefits and assessments. The discount rate is equal to the crediting rate for each annual cohort and is locked-in at inception.

4. Future Policy Benefits (continued)

The Company's gross premiums or assessments and interest expense recognized in the consolidated statements of operations for long-duration contracts, excluding Corporate & Other's participating life contracts, were as follows:

	Years Ended December 31,					
	2025		2024		2023	
	Gross Premiums or Assessments (1)	Interest Expense (2)	Gross Premiums or Assessments (1)	Interest Expense (2)	Gross Premiums or Assessments (1)	Interest Expense (2)
	(In millions)					
Traditional and Limited-Payment Contracts:						
RIS - Annuities	$ 14,901	$ 3,427	$ 8,084	$ 3,146	$ 6,660	$ 2,897
Asia:						
Whole and term life & endowments	1,203	301	1,130	298	1,124	311
Accident & health	3,052	253	3,066	247	3,364	249
Latin America - Fixed annuities	1,492	342	1,041	318	1,074	312
Corporate & Other - Long-term care	720	831	724	804	731	776
Deferred Profit Liabilities:						
RIS - Annuities	N/A	184	N/A	178	N/A	167
Asia:						
Whole and term life & endowments	N/A	44	N/A	36	N/A	31
Accident & health	N/A	23	N/A	20	N/A	18
Latin America - Fixed annuities	N/A	20	N/A	20	N/A	22
Additional Insurance Liabilities:						
Asia:						
Variable life	160	17	117	17	89	19
Universal and variable universal life	29	5	(35)	6	(31)	7
Corporate & Other - Universal and variable universal life	615	139	642	132	730	124
Other long-duration	5,547	487	4,717	473	4,516	460
Total	$ 27,719	$ 6,073	$ 19,486	$ 5,695	$ 18,257	$ 5,393

_____

(1) Gross premiums are related to traditional and limited-payment contracts and are included in premiums. Assessments are related to additional insurance liabilities and are included in universal life and investment-type product policy fees and net investment income.

(2) Interest expense is included in policyholder benefits and claims.

Participating Business

Participating business represented 2% of the Company's life insurance in-force at both December 31, 2025 and 2024. Participating policies represented 9%, 9% and 10% of gross traditional life insurance premiums for the years ended December 31, 2025, 2024 and 2023, respectively.

Liabilities for Unpaid Claims and Claim Expenses

The following is information about incurred and paid claims development by segment at December 31, 2025. Such amounts are presented net of reinsurance, and are not discounted. The tables present claims development and cumulative claim payments by incurral year. The development tables are only presented for significant short-duration product liabilities within each segment. In order to eliminate potential fluctuations related to foreign exchange rates, liabilities and payments denominated in a foreign currency have been translated using the 2025 year-end spot rates for all periods presented. The information about incurred and paid claims development prior to 2025 is presented as supplementary information.

4. Future Policy Benefits (continued)

Group Benefits

Group Life - Term

	Incurred Claims and Allocated Claim Adjustment Expense, Net of Reinsurance										At December 31, 2025	
	Years Ended December 31, (Unaudited)										**Total IBNR Liabilities Plus Expected Development on Reported Claims**	**Cumulative Number of Reported Claims**
Incurral Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**		
	(Dollars in millions)											
2016	$ 7,125	$ 7,085	$ 7,095	$ 7,104	$ 7,105	$ 7,104	$ 7,107	$ 7,109	$ 7,110	$ 7,113	$ 2	221,367
2017		7,432	7,418	7,425	7,427	7,428	7,428	7,432	7,434	7,438	4	263,945
2018			7,757	7,655	7,646	7,650	7,651	7,652	7,659	7,664	5	251,712
2019				7,935	7,900	7,907	7,917	7,914	7,921	7,927	7	253,430
2020					8,913	9,367	9,389	9,384	9,388	9,398	12	298,095
2021						10,555	10,795	10,777	10,783	10,804	25	308,345
2022							9,640	9,653	9,662	9,689	38	259,225
2023								9,584	9,471	9,475	24	246,008
2024									9,909	9,688	55	238,104
2025										9,855	1,185	203,552
Total										89,051		
Cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										(85,850)		
All outstanding liabilities for incurral years prior to 2016, net of reinsurance										15		
Total unpaid claims and claim adjustment expenses, net of reinsurance										$ 3,216		

	Cumulative Paid Claims and Paid Allocated Claim Adjustment Expenses, Net of Reinsurance									
	Years Ended December 31, (Unaudited)									
Incurral Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
	(In millions)									
2016	$ 5,582	$ 6,980	$ 7,034	$ 7,053	$ 7,086	$ 7,096	$ 7,100	$ 7,106	$ 7,109	$ 7,109
2017		5,761	7,292	7,355	7,374	7,400	7,414	7,427	7,431	7,433
2018			6,008	7,521	7,578	7,595	7,629	7,646	7,652	7,656
2019				6,178	7,756	7,820	7,853	7,898	7,908	7,916
2020					6,862	9,103	9,242	9,296	9,353	9,375
2021						8,008	10,476	10,640	10,689	10,757
2022							7,101	9,399	9,536	9,573
2023								6,929	9,225	9,346
2024									7,282	9,435
2025										7,250
Total cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										$ 85,850

Average Annual Percentage Payout

The following is supplementary information about average historical claims duration at December 31, 2025:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance									
Years	**1**	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**
Group Life - Term	75.5%	21.9%	1.1%	0.4%	0.5%	0.2%	0.1%	0.1%	—%	—%

4. Future Policy Benefits (continued)

Group Long-term Disability

	Incurred Claims and Allocated Claim Adjustment Expense, Net of Reinsurance										At December 31, 2025	
	Years Ended December 31,										Total IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(Unaudited)											
Incurral Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025		
	(Dollars in millions)											
2016	$ 1,131	$ 1,139	$ 1,159	$ 1,162	$ 1,139	$ 1,124	$ 1,123	$ 1,086	$ 1,108	$ 1,104	$ —	17,974
2017		1,244	1,202	1,203	1,195	1,165	1,181	1,101	1,135	1,131	—	16,330
2018			1,240	1,175	1,163	1,147	1,170	1,102	1,150	1,146	—	15,217
2019				1,277	1,212	1,169	1,177	1,103	1,166	1,161	—	15,427
2020					1,253	1,223	1,155	1,100	1,158	1,161	—	15,820
2021						1,552	1,608	1,477	1,586	1,591	—	19,664
2022							1,641	1,732	1,578	1,557	—	18,408
2023								1,725	1,722	1,719	7	20,301
2024									1,890	1,941	37	18,460
2025										2,057	841	12,601
Total										14,568		
Cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										(7,440)		
All outstanding liabilities for incurral years prior to 2016, net of reinsurance										1,463		
Total unpaid claims and claim adjustment expenses, net of reinsurance										$ 8,591		

	Cumulative Paid Claims and Paid Allocated Claim Adjustment Expenses, Net of Reinsurance									
	Years Ended December 31,									
	(Unaudited)									
Incurral Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	(In millions)									
2016	$ 49	$ 267	$ 433	$ 548	$ 628	$ 696	$ 750	$ 769	$ 839	$ 871
2017		56	290	476	579	655	719	718	812	848
2018			54	314	497	594	666	663	775	817
2019				57	342	522	620	621	764	811
2020					59	355	535	560	706	763
2021						95	505	620	902	1,002
2022							76	609	721	838
2023								84	520	775
2024									98	561
2025										154
Total cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										$ 7,440

Average Annual Percentage Payout

The following is supplementary information about average historical claims duration at December 31, 2025:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance									
Years	1	2	3	4	5	6	7	8	9	10
Group Long-term Disability	5.2%	24.7%	13.5%	9.1%	6.5%	5.8%	4.7%	4.6%	4.8%	2.9%

Significant Methodologies and Assumptions

Group Life - Term and Group Long-term Disability incurred but not paid ("IBNP") liabilities are developed using a combination of loss ratio and development methods. Claims in the course of settlement are then subtracted from the IBNP liabilities, resulting in the IBNR liabilities. The loss ratio method is used in the period in which the claims are neither sufficient nor credible. In developing the loss ratios, any material rate increases that could change the underlying premium without affecting the estimated incurred losses are taken into account. For periods where sufficient and credible claim data exists, the development method is used based on the claim triangles which categorize claims according to both the period in which they were incurred and the period in which they were paid, adjudicated or reported. The end result is a triangle of known data that is used to develop known completion ratios and factors. Claims paid are then subtracted from the estimated ultimate incurred claims to calculate the IBNP liability.

4. Future Policy Benefits (continued)

An expense liability is held for the future expenses associated with the payment of IBNP claims (IBNR and pending). This is expressed as a percentage of the underlying claims liability and is based on past experience and the anticipated future expense structure.

For Group Life - Term, first year incurred claims and allocated loss adjustment expenses decreased in 2025 compared to the 2024 incurral year due to lower claim volume. For Group Long-term Disability, first year incurred claims and allocated loss adjustment expenses increased in 2025 compared to the 2024 incurral year due to the growth in the size of the business.

The assumptions used in calculating the unpaid claims and claim adjustment expenses for Group Life - Term and Group Long-term Disability are updated annually to reflect emerging trends in claim experience.

Certain of the Group Life - Term customers have experience-rated contracts, whereby the group sponsor participates in the favorable and/or adverse claim experience, including favorable and/or adverse prior year development. Claim experience adjustments on these contracts are not reflected in the foregoing incurred and paid claim development tables, but are instead reflected as an increase (adverse experience) or decrease (favorable experience) to premiums on the consolidated statements of operations.

Liabilities for Group Life - Term unpaid claims and claim adjustment expenses are not discounted.

The liabilities for Group Long-term Disability unpaid claims and claim adjustment expenses were $7.2 billion and $6.8 billion at December 31, 2025 and 2024, respectively. Using interest rates ranging from 2% to 8%, based on the incurral year, the total discount applied to these liabilities was $1.7 billion and $1.5 billion at December 31, 2025 and 2024, respectively. The amount of interest accretion recognized was $618 million, $464 million and $516 million for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts were reflected in policyholder benefits and claims.

For Group Life - Term, claims were based upon individual death claims. For Group Long-term Disability, claim frequency was determined by the number of reported claims as identified by a unique claim number assigned to individual claimants. Claim counts initially include claims that do not ultimately result in a liability. These claims are omitted from the claim counts once it is determined that there is no liability.

The incurred and paid claims disclosed for the Group Life - Term product includes activity related to the product's continued protection feature; however, the associated actuarial reserve for future benefit obligations under this feature is excluded from the liability for unpaid claims.

The Group Long-term Disability IBNR, included in the development tables above, was developed using discounted cash flows, and is presented on a discounted basis.

4. Future Policy Benefits (continued)

Asia

Group Disability & Group Life

	Incurred Claims and Allocated Claim Adjustment Expense, Net of Reinsurance										At December 31, 2025	
	Years Ended December 31,										Total IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
					(Unaudited)							
Incurral Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025		
					(Dollars in millions)							
2016	$ 199	$ 203	$ 191	$ 204	$ 206	$ 211	$ 213	$ 212	$ 204	$ 204	$ 8	4,922
2017		259	240	247	265	273	267	269	256	253	10	5,917
2018			315	288	300	310	304	311	294	293	26	6,414
2019				341	319	334	330	338	317	308	25	6,618
2020					379	353	325	333	302	284	37	5,886
2021						361	376	394	373	373	87	7,413
2022							480	444	405	444	121	8,876
2023								443	370	369	126	8,047
2024									499	457	251	8,452
2025										418	357	3,360
Total										3,403		
Cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										(2,356)		
All outstanding liabilities for incurral years prior to 2016, net of reinsurance										15		
Total unpaid claims and claim adjustment expenses, net of reinsurance										$ 1,062		

	Cumulative Paid Claims and Paid Allocated Claim Adjustment Expenses, Net of Reinsurance									
	Years Ended December 31,									
					(Unaudited)					
Incurral Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
					(In millions)					
2016	$ 56	$ 115	$ 131	$ 164	$ 178	$ 187	$ 194	$ 199	$ 194	$ 197
2017		75	136	180	220	236	238	248	240	243
2018			83	152	205	239	248	269	262	267
2019				91	167	217	252	282	277	283
2020					84	150	200	231	236	246
2021						76	168	244	268	287
2022							87	219	286	323
2023								92	181	243
2024									87	206
2025										61
Total cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										$ 2,356

Average Annual Percentage Payout

The following is supplementary information about average historical claims duration at December 31, 2025:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance									
Years	1	2	3	4	5	6	7	8	9	10
Group Disability & Group Life	24.3%	25.4%	16.2%	11.5%	5.5%	2.9%	1.7%	0.3%	(0.6)%	1.5%

4. Future Policy Benefits (continued)

Significant Methodologies and Assumptions

For Group Life, the IBNR liability is determined by using the Bornhuetter-Ferguson Method, with factors derived by examining the experience of historical claims. A pending liability is also calculated for claims that have been reported but have not been paid. A claim eligibility ratio based on past experience is applied to the face amount of individual claims.

For Group Disability, the IBNR liability is calculated by applying a percentage to premiums in-force based on the expected delay as evidenced by the experience in the portfolio. The IBNR liability is then allocated back into different incurral years based on historical run-off patterns. As the benefit for this class of business is a regular series of payments, an additional reserve is required for the liability for ongoing benefit payments - claims in course of payment ("CICP"). The assumptions employed in the calculation of the CICP are adjusted for the Company's own experience.

An expense liability is held for the future expenses associated with the payment of incurred but not yet paid claims. This is expressed as a percentage of the underlying claims liability and is based on past experience and the future expense structure.

The assumptions used in calculating the unpaid claims and claim adjustment expenses for Group Disability and Group Life are updated annually to reflect emerging trends in claim experience.

No additional premiums or return premiums have been accrued as a result of the prior year development.

The liabilities for unpaid claims and claim adjustment expenses were $1.5 billion and $1.2 billion at December 31, 2025 and 2024, respectively. These amounts were discounted using interest rates ranging from 1% to 7%, based on the incurral year. The total discount applied to these liabilities was $217 million and $166 million at December 31, 2025 and 2024, respectively. The amount of interest accretion recognized was $53 million, $44 million and $37 million for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts were reflected in policyholder benefits and claims.

The Company tracks claim frequency by the number of reported claims as identified by a unique claim number assigned to individual claimants. Claim counts include claims that do not ultimately result in a liability. A liability is only established for those claims that are expected to result in a liability, based on historical factors.

Latin America

Protection Life

	Incurred Claims and Allocated Claim Adjustment Expense, Net of Reinsurance										At December 31, 2025	
	Years Ended December 31,										Total IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(Unaudited)											
Incurral Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025		
	(Dollars in millions)											
2016	$ 337	$ 444	$ 456	$ 464	$ 465	$ 466	$ 456	$ 455	$ 460	$ 461	$ —	39,029
2017		348	338	339	337	338	328	328	331	331	—	31,094
2018			323	312	310	312	310	310	313	313	—	30,073
2019				348	318	321	319	320	319	318	—	32,699
2020					529	529	534	538	536	534	—	43,554
2021						667	581	581	577	578	2	53,455
2022							460	434	431	432	5	41,764
2023								447	414	417	10	41,300
2024									517	470	28	42,923
2025										469	186	38,798
Total										4,323		
Cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										(3,904)		
All outstanding liabilities for incurral years prior to 2016, net of reinsurance										11		
Total unpaid claims and claim adjustment expenses, net of reinsurance										$ 430		

4. Future Policy Benefits (continued)

	Cumulative Paid Claims and Paid Allocated Claim Adjustment Expenses, Net of Reinsurance									
	Years Ended December 31,									
	(Unaudited)									
Incurral Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	(In millions)									
2016	$ 240	$ 430	$ 450	$ 458	$ 461	$ 464	$ 457	$ 457	$ 458	$ 459
2017		206	309	326	330	333	325	326	328	329
2018			162	276	288	294	291	292	294	294
2019				181	274	296	294	297	298	299
2020					228	457	470	478	482	487
2021						343	480	500	536	543
2022							284	381	404	413
2023								293	401	412
2024									275	433
2025										235
Total cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										$ 3,904

Average Annual Percentage Payout

The following is supplementary information about average historical claims duration at December 31, 2025:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance									
Years	1	2	3	4	5	6	7	8	9	10
Protection Life	57.0%	31.8%	4.3%	2.0%	0.6%	—%	(0.1)%	0.2%	0.3%	0.2%

Protection Health

	Incurred Claims and Allocated Claim Adjustment Expense, Net of Reinsurance										At December 31, 2025	
	Years Ended December 31,										Total IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(Unaudited)											
Incurral Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025		
	(Dollars in millions)											
2016	$ 288	$ 331	$ 329	$ 329	$ 329	$ 328	$ 329	$ 330	$ 330	$ 332	$ —	107,342
2017		417	388	389	388	388	388	389	390	391	—	122,644
2018			447	469	445	443	443	443	444	445	—	145,846
2019				149	194	187	187	187	188	189	—	134,352
2020					539	529	527	527	528	529	—	152,170
2021						692	694	691	692	691	1	174,683
2022							753	744	746	746	4	204,780
2023								952	940	941	13	223,268
2024									1,070	1,071	26	229,219
2025										1,226	116	174,440
Total										6,561		
Cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										(6,301)		
All outstanding liabilities for incurral years prior to 2016, net of reinsurance										2		
Total unpaid claims and claim adjustment expenses, net of reinsurance										$ 262		

4. Future Policy Benefits (continued)

	Cumulative Paid Claims and Paid Allocated Claim Adjustment Expenses, Net of Reinsurance									
	Years Ended December 31,									
	(Unaudited)									
Incurral Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	(In millions)									
2016	$ 271	$ 324	$ 327	$ 327	$ 328	$ 328	$ 329	$ 329	$ 330	$ 331
2017		340	383	385	386	387	388	389	390	390
2018			381	435	438	439	441	441	442	443
2019				125	176	180	183	185	186	188
2020					455	515	520	522	525	527
2021						611	676	682	686	688
2022							639	726	735	740
2023								808	914	926
2024									908	1,035
2025										1,033
Total cumulative paid claims and paid allocated claim adjustment expenses, net of reinsurance										$ 6,301

Average Annual Percentage Payout

The following is supplementary information about average historical claims duration at December 31, 2025:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance									
Years	1	2	3	4	5	6	7	8	9	10
Protection Health	83.5%	13.5%	1.1%	0.5%	0.5%	0.2%	0.5%	0.2%	0.2%	0.3%

Significant Methodologies and Assumptions

The Latin America segment establishes liabilities for unpaid losses, which are equal to the accumulation of unpaid reported claims, plus an estimate for IBNR claims.

In general terms, for both the Protection Life and Protection Health products, the methodology for IBNR is the Bornhuetter-Ferguson Method, with factors derived by examining the experience of historical claims. In the more recent incurral months, the credibility is higher on expected loss ratios and lower on claims calculated using the experience-derived factors. The credibility grows for the factors as incurral months become older.

For Protection Health products, claim duration can be very long due to the multiple incidences that may occur over time for a single claim. Depending on the characteristics of the product, the number of claims reported per year may or may not be based on the original claim occurrence date for each individual claim. For Protection Life products, claims are based upon individual death claims.

The assumptions used in calculating the unpaid claims and claim adjustment expenses for Protection Life and Protection Health are updated annually to reflect emerging trends in claim experience.

Certain of the Protection Life customers have experience-rated contracts, whereby the group sponsor participates in the favorable and/or adverse claim experience, including favorable and/or adverse prior year development. Claim experience adjustments on these contracts are not reflected in the foregoing incurred and paid claim development tables, but are instead reflected as an increase (adverse experience) or decrease (favorable experience) to premiums on the consolidated statements of operations.

Liabilities for unpaid claims and claim adjustment expenses were not discounted.

For Protection Life and Protection Health products, claim counts initially include claims that do not ultimately result in a liability. These claims are omitted from the claim counts once it is determined that there is no liability.

4. Future Policy Benefits (continued)

Reconciliation of the Disclosure of Incurred and Paid Claims Development to the Liability for Unpaid Claims and Claim Adjustment Expenses

The reconciliation of the net incurred and paid claims development tables to the liability for unpaid claims and claims adjustment expenses on the consolidated balance sheet was as follows at:

	December 31, 2025	
	(In millions)	
Short-Duration:		
Unpaid claims and allocated claims adjustment expenses, net of reinsurance:		
Group Benefits:		
Group Life - Term	$ 3,216	
Group Long-term Disability	8,591	
Total		$ 11,807
Asia - Group Disability & Group Life		1,062
Latin America:		
Protection Life	430	
Protection Health	262	
Total		692
Other insurance lines		1,684
Total unpaid claims and allocated claims adjustment expenses, net of reinsurance		15,245
Reinsurance recoverables on unpaid claims:		
Group Benefits:		
Group Life - Term	6	
Group Long-term Disability	295	
Total		301
Asia - Group Disability & Group Life		580
Latin America:		
Protection Life	18	
Protection Health	23	
Total		41
Other insurance lines		262
Total reinsurance recoverable on unpaid claims		1,184
Total unpaid claims and allocated claims adjustment expense		16,429
Unallocated claims adjustment expenses		—
Discounting		(1,933)
Liability for unpaid claims and claim adjustment liabilities - short-duration		14,496
Liability for unpaid claims and claim adjustment liabilities - all long-duration lines		2,634
Total liability for unpaid claims and claim adjustment expense (includes $8.3 billion of FPBs and $8.8 billion of other policy-related balances)		$ 17,130

4. Future Policy Benefits (continued)

Rollforward of Claims and Claim Adjustment Expenses

Information regarding the liabilities for unpaid claims and claim adjustment expenses was as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Balance at January 1,	$ 16,118	$ 16,468	$ 16,098
Less: Reinsurance recoverables	2,790	2,592	2,452
Net balance at January 1,	13,328	13,876	13,646
Incurred related to:			
Current year	29,193	26,626	27,080
Prior years (1)	266	57	374
Total incurred	29,459	26,683	27,454
Paid related to:			
Current year	(21,880)	(20,607)	(20,220)
Prior years	(6,683)	(6,624)	(7,004)
Total paid	(28,563)	(27,231)	(27,224)
Net balance at December 31,	14,224	13,328	13,876
Add: Reinsurance recoverables	2,906	2,790	2,592
Balance at December 31,	$ 17,130	$ 16,118	$ 16,468

_____

(1) For the years ended December 31, 2025, 2024 and 2023, incurred claims and claim adjustment expenses associated with prior years increased due to events incurred in prior years but reported in the current year.

5. Policyholder Account Balances

The Company establishes liabilities for PABs, which are generally equal to the account value, and which include accrued interest credited, but exclude the impact of any applicable charge that may be incurred upon surrender.

The Company's PABs on the consolidated balance sheets were as follows at:

	December 31, 2025		December 31, 2024
	(In millions)		
Group Benefits - Life	$ 11,005	$	7,632
RIS:			
Capital markets investment products and stable value GICs	65,592		63,715
Annuities and risk solutions	26,406		20,699
Asia:			
Universal and variable universal life	54,374		50,801
Fixed annuities	43,188		38,421
Corporate & Other: (1)			
Annuities	6,383		10,142
Life and other	7,109		11,132
Other (2)	22,800		18,903
Total	$ 236,857	$	221,445

_____

(1) See Note 1 for information on the Strategic Reorganization.

(2) Includes EMEA variable annuity PABs of $2.3 billion at December 31, 2024, which was previously disclosed as a separate disaggregated rollforward.

Rollforwards

The following information about the direct and assumed liability for PABs includes year-to-date disaggregated rollforwards. The products grouped within these rollforwards were selected based upon common characteristics and valuations using similar inputs, judgments, assumptions and methodologies within a particular segment of the business. Policy charges presented in each disaggregated rollforward reflect a premium and/or assessment based on the account balance.

5. Policyholder Account Balances (continued)

Group Benefits

Life

The Group Benefits segment's life PABs predominantly consist of retained asset accounts, universal life products, and the fixed account portion of variable life insurance products. Information regarding this liability was as follows:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(Dollars in millions)					
Balance at January 1,	$	7,632	$	7,692	$	8,028
Transfer, January 1 (1)		3,773		—		—
Deposits		3,881		3,720		3,311
Policy charges		(669)		(658)		(635)
Surrenders and withdrawals		(3,885)		(3,296)		(3,192)
Benefit payments		(9)		(13)		(12)
Net transfers from (to) separate accounts		1		(3)		—
Interest credited		281		190		192
Balance at December 31,	$	11,005	$	7,632	$	7,692
Weighted-average annual crediting rate		2.5 %		2.5 %		2.5 %
At period end:						
Cash surrender value	$	10,936	$	7,569	$	7,630
Net amount at risk, excluding offsets from reinsurance:						
In the event of death (2)	$	265,192	$	263,198	$	250,033

_____

(1) A product previously reported within the former MetLife Holdings segment was moved to the Group Benefits segment as part of the Strategic Reorganization. Accordingly, the reported balances for the year ended December 31, 2025 have been updated to reflect this change. See Note 1 for further information on the Strategic Reorganization.

(2) For benefits that are payable in the event of death, the net amount at risk is generally defined as the current death benefit in excess of the current account balance at the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts at the balance sheet date.

5. Policyholder Account Balances (continued)

The Group Benefits segment's life product account values by range of guaranteed minimum crediting rates ("GMCR") and the related range of differences between rates being credited to policyholders and the respective guaranteed minimums were as follows at:

Range of GMCR	At GMCR	Greater than 0% but less than 0.50% above GMCR	Equal to or greater than 0.50% but less than 1.50% above GMCR	Equal to or greater than 1.50% above GMCR	Total Account Value
			(In millions)		
December 31, 2025					
Equal to or greater than 0% but less than 2%	$ 503	$ 77	$ 758	$ 4,154	$ 5,492
Equal to or greater than 2% but less than 4%	4,536	99	84	—	4,719
Equal to or greater than 4%	679	25	3	53	760
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	34
Total	$ 5,718	$ 201	$ 845	$ 4,207	$ 11,005
December 31, 2024					
Equal to or greater than 0% but less than 2%	$ 456	$ 72	$ 816	$ 4,086	$ 5,430
Equal to or greater than 2% but less than 4%	1,247	100	61	1	1,409
Equal to or greater than 4%	682	—	39	37	758
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	35
Total	$ 2,385	$ 172	$ 916	$ 4,124	$ 7,632
December 31, 2023					
Equal to or greater than 0% but less than 2%	$ —	$ 86	$ 863	$ 4,558	$ 5,507
Equal to or greater than 2% but less than 4%	1,196	9	62	2	1,269
Equal to or greater than 4%	727	1	43	34	805
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	111
Total	$ 1,923	$ 96	$ 968	$ 4,594	$ 7,692

RIS

Capital Markets Investment Products and Stable Value GICs

The RIS segment's capital markets investment products and stable value GICs in PABs are investment-type products, mainly funding agreements.

In addition, certain subsidiaries of the Company have entered into funding agreements with FHLBNY and a subsidiary of the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the U.S. ("Farmer Mac"). The PAB balances for FHLBNY funding agreements were $14.2 billion at both December 31, 2025 and 2024. These advances are collateralized by residential mortgage-backed securities ("RMBS") with an estimated fair value of $18.2 billion and $18.4 billion at December 31, 2025 and 2024, respectively. The applicable subsidiary of the Company is permitted to withdraw any portion of the collateral in the custody of FHLBNY as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by such subsidiary, FHLBNY's recovery on the collateral is limited to the amount of such subsidiary's liability to FHLBNY. The PAB balances for the Farmer Mac funding agreements were $2.1 billion at both December 31, 2025 and 2024. The obligations under the Farmer Mac funding agreements are secured by a pledge of certain eligible agricultural mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The carrying value of such collateral was $2.2 billion at both December 31, 2025 and 2024.

5. Policyholder Account Balances (continued)

Information regarding the RIS segment's capital markets investment products and stable value GICs in PABs was as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in millions)		
Balance at January 1,	$ 63,715	$ 64,140	$ 63,723
Deposits	80,371	73,103	69,229
Surrenders and withdrawals	(82,551)	(74,974)	(71,938)
Interest credited	2,408	2,424	2,091
Effect of foreign currency translation and other, net	1,649	(978)	1,035
Balance at December 31,	$ 65,592	$ 63,715	$ 64,140
Weighted-average annual crediting rate	3.8 %	3.9 %	3.3 %
Cash surrender value at period end	$ 1,379	$ 1,936	$ 2,126

The RIS segment's capital markets investment products and stable value GICs account values by range of GMCR and the related range of differences between rates being credited to policyholders and the respective guaranteed minimums were as follows at:

Range of GMCR	At GMCR	Greater than 0% but less than 0.50% above GMCR	Equal to or greater than 0.50% but less than 1.50% above GMCR	Equal to or greater than 1.50% above GMCR	Total Account Value
	(In millions)				
December 31, 2025					
Equal to or greater than 0% but less than 2%	$ —	$ —	$ —	$ 2,435	$ 2,435
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	63,157
Total	$ —	$ —	$ —	$ 2,435	$ 65,592
December 31, 2024					
Equal to or greater than 0% but less than 2%	$ —	$ —	$ —	$ 2,675	$ 2,675
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	61,040
Total	$ —	$ —	$ —	$ 2,675	$ 63,715
December 31, 2023					
Equal to or greater than 0% but less than 2%	$ —	$ —	$ 1	$ 2,621	$ 2,622
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	61,518
Total	$ —	$ —	$ 1	$ 2,621	$ 64,140

5. Policyholder Account Balances (continued)

Annuities and Risk Solutions

The RIS segment's annuity and risk solutions PABs include certain structured settlements and institutional income annuities, group fixed deferred annuities, the fixed account portion of group variable deferred annuities, registered index-linked annuities and benefit funding solutions that include postretirement benefits and company-, bank- or trust-owned life insurance used to finance nonqualified benefit programs for executives. Information regarding this liability was as follows:

	Years Ended December 31,					
		2025		2024		2023
		(Dollars in millions)				
Balance at January 1,	$	20,699	$	17,711	$	15,549
Transfer, January 1 (1)		3,109		—		—
Deposits		3,876		3,747		2,734
Policy charges		(153)		(138)		(178)
Surrenders and withdrawals		(1,090)		(527)		(210)
Benefit payments		(1,176)		(961)		(812)
Net transfers from (to) separate accounts		66		3		53
Interest credited		1,016		761		637
Other		59		103		(62)
Balance at December 31,	$	26,406	$	20,699	$	17,711
Weighted-average annual crediting rate		4.1 %		4.0 %		3.9 %
At period end:						
Cash surrender value	$	13,633	$	9,396	$	7,912
Net amount at risk, excluding offsets from reinsurance:						
In the event of death (2)	$	45,467	$	43,786	$	40,397
At annuitization or exercise of other living benefits (3)	$	17		N/A		N/A

_____

(1)   A product previously reported within the former MetLife Holdings segment was moved to the RIS segment as part of the Strategic Reorganization. Accordingly, the reported balances for the year ended December 31, 2025 have been updated to reflect this change. See Note 1 for further information on the Strategic Reorganization.

(2)   For benefits that are payable in the event of death, the net amount at risk is generally defined as the current death benefit in excess of the current account balance at the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts at the balance sheet date.

(3)   For benefits that are payable in the event of annuitization or exercise of other living benefits, the net amount at risk is generally defined as the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates or to provide other living benefits. This amount represents the Company's potential economic exposure in the event all contractholders were to annuitize or to exercise other living benefits at the balance sheet date.

5. Policyholder Account Balances (continued)

The RIS segment's annuity and risk solutions account values by range of GMCR and the related range of differences between rates being credited to policyholders and the respective guaranteed minimums were as follows at:

Range of GMCR	At GMCR		Greater than 0% but less than 0.50% above GMCR		Equal to or greater than 0.50% but less than 1.50% above GMCR		Equal to or greater than 1.50% above GMCR		Total Account Value	
					(In millions)					
December 31, 2025										
Equal to or greater than 0% but less than 2%	$	—	$	—	$	8	$	3,135	$	3,143
Equal to or greater than 2% but less than 4%		404		2,269		571		1,242		4,486
Equal to or greater than 4%		4,411		—		434		6		4,851
Products with either a fixed rate or no GMCR		N/A		N/A		N/A		N/A		13,926
Total	$	4,815	$	2,269	$	1,013	$	4,383	$	26,406
December 31, 2024										
Equal to or greater than 0% but less than 2%	$	—	$	—	$	11	$	2,446	$	2,457
Equal to or greater than 2% but less than 4%		195		32		456		661		1,344
Equal to or greater than 4%		4,333		—		294		6		4,633
Products with either a fixed rate or no GMCR		N/A		N/A		N/A		N/A		12,265
Total	$	4,528	$	32	$	761	$	3,113	$	20,699
December 31, 2023										
Equal to or greater than 0% but less than 2%	$	—	$	—	$	20	$	1,651	$	1,671
Equal to or greater than 2% but less than 4%		249		34		105		432		820
Equal to or greater than 4%		4,346		—		282		5		4,633
Products with either a fixed rate or no GMCR		N/A		N/A		N/A		N/A		10,587
Total	$	4,595	$	34	$	407	$	2,088	$	17,711

5. Policyholder Account Balances (continued)

Asia

Universal and Variable Universal Life

The Asia segment's universal and variable universal life PABs in Japan primarily include interest sensitive whole life products. Information regarding this liability was as follows:

		Years Ended December 31,				
		2025		**2024**		**2023**
		(Dollars in millions)				
Balance at January 1,	$	50,801	$	49,739	$	46,417
Deposits		6,478		5,885		7,595
Policy charges		(994)		(1,046)		(1,210)
Surrenders and withdrawals		(3,157)		(3,171)		(2,959)
Benefit payments		(536)		(451)		(508)
Interest credited		1,662		1,517		1,408
Effect of foreign currency translation and other, net		120		(1,672)		(1,004)
Balance at December 31,	$	54,374	$	50,801	$	49,739
Weighted-average annual crediting rate		3.2 %		3.1 %		3.0 %
At period end:						
Cash surrender value	$	47,525	$	44,685	$	42,577
Net amount at risk, excluding offsets from reinsurance:						
In the event of death (1)	$	82,387	$	86,683	$	93,172

_____

(1)   For benefits that are payable in the event of death, the net amount at risk is generally defined as the current death benefit in excess of the current account balance at the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts at the balance sheet date.

5. Policyholder Account Balances (continued)

The Asia segment's universal and variable universal life account values by range of GMCR and the related range of differences between rates being credited to policyholders and the respective guaranteed minimums were as follows at:

Range of GMCR	At GMCR	Greater than 0% but less than 0.50% above GMCR	Equal to or greater than 0.50% but less than 1.50% above GMCR	Equal to or greater than 1.50% above GMCR	Total Account Value
			(In millions)		
December 31, 2025					
Equal to or greater than 0% but less than 2%	$ 9,822	$ 26	$ 257	$ 1,989	$ 12,094
Equal to or greater than 2% but less than 4%	7,062	15,938	4,955	11,766	39,721
Equal to or greater than 4%	228	—	—	—	228
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	2,331
Total	$ 17,112	$ 15,964	$ 5,212	$ 13,755	$ 54,374
December 31, 2024					
Equal to or greater than 0% but less than 2%	$ 9,789	$ 15	$ 240	$ 1,574	$ 11,618
Equal to or greater than 2% but less than 4%	7,387	15,807	5,212	10,058	38,464
Equal to or greater than 4%	239	—	—	—	239
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	480
Total	$ 17,415	$ 15,822	$ 5,452	$ 11,632	$ 50,801
December 31, 2023					
Equal to or greater than 0% but less than 2%	$ 10,640	$ 24	$ 231	$ 1,001	$ 11,896
Equal to or greater than 2% but less than 4%	5,932	15,634	7,801	7,669	37,036
Equal to or greater than 4%	250	—	—	—	250
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	557
Total	$ 16,822	$ 15,658	$ 8,032	$ 8,670	$ 49,739

5. Policyholder Account Balances (continued)

Fixed Annuities

Information regarding the Asia segment's fixed annuity PAB liability in Japan was as follows:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(Dollars in millions)					
Balance at January 1,	$	38,421	$	36,863	$	32,454
Deposits		6,889		6,221		8,115
Policy charges		(4)		(2)		(2)
Surrenders and withdrawals		(2,003)		(2,760)		(2,344)
Benefit payments		(1,836)		(2,208)		(2,156)
Interest credited		1,290		1,070		866
Effect of foreign currency translation and other, net		431		(763)		(70)
Balance at December 31,	$	43,188	$	38,421	$	36,863
Weighted-average annual crediting rate		3.2 %		2.9 %		2.5 %
At period end:						
Cash surrender value	$	38,891	$	34,105	$	31,936
Net amount at risk, excluding offsets from reinsurance:						
In the event of death (1)	$	2	$	1	$	73

_____

(1) For benefits that are payable in the event of death, the net amount at risk is generally defined as the current death benefit in excess of the current account balance at the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts at the balance sheet date.

5. Policyholder Account Balances (continued)

The Asia segment's fixed annuity account values by range of GMCR and the related range of differences between rates being credited to policyholders and the respective guaranteed minimums were as follows at:

Range of GMCR	At GMCR		Greater than 0% but less than 0.50% above GMCR		Equal to or greater than 0.50% but less than 1.50% above GMCR		Equal to or greater than 1.50% above GMCR		Total Account Value	
					(In millions)					
December 31, 2025										
Equal to or greater than 0% but less than 2%	$	275	$	395	$	3,918	$	37,517	$	42,105
Equal to or greater than 2% but less than 4%		—		4		—		—		4
Products with either a fixed rate or no GMCR		N/A		N/A		N/A		N/A		1,079
Total	$	275	$	399	$	3,918	$	37,517	$	43,188
December 31, 2024										
Equal to or greater than 0% but less than 2%	$	328	$	534	$	4,808	$	31,572	$	37,242
Equal to or greater than 2% but less than 4%		—		4		—		—		4
Products with either a fixed rate or no GMCR		N/A		N/A		N/A		N/A		1,175
Total	$	328	$	538	$	4,808	$	31,572	$	38,421
December 31, 2023										
Equal to or greater than 0% but less than 2%	$	322	$	584	$	6,274	$	28,343	$	35,523
Equal to or greater than 2% but less than 4%		—		5		—		—		5
Products with either a fixed rate or no GMCR		N/A		N/A		N/A		N/A		1,335
Total	$	322	$	589	$	6,274	$	28,343	$	36,863

5. Policyholder Account Balances (continued)

Corporate & Other

Annuities

Corporate & Other's annuity PABs primarily include fixed deferred annuities, the fixed account portion of variable annuities, certain income annuities, and embedded derivatives related to equity-indexed annuities. Information regarding this liability was as follows:

		Years Ended December 31,				
		2025		2024		2023
		(Dollars in millions)				
Balance at January 1,	$	10,142	$	11,537	$	13,286
Transfer, January 1 (1)		(3,109)		—		—
Deposits		113		167		176
Policy charges		(9)		(13)		(15)
Surrenders and withdrawals		(944)		(1,688)		(1,981)
Benefit payments		(307)		(390)		(420)
Net transfers from (to) separate accounts		280		146		72
Interest credited		213		349		396
Other		4		34		23
Balance at December 31,	$	6,383	$	10,142	$	11,537
Weighted-average annual crediting rate		3.2 %		3.3 %		3.3 %
At period end:						
Cash surrender value	$	5,872	$	9,555	$	10,904
Net amount at risk, excluding offsets from reinsurance (2):						
In the event of death (3)	$	2,240	$	2,540	$	2,821
At annuitization or exercise of other living benefits (4)	$	702	$	750	$	688

_____

(1)   A product previously reported within the former MetLife Holdings segment was moved to the RIS segment as part of the Strategic Reorganization. Accordingly, the reported balances for the year ended December 31, 2025 have been updated to reflect this change. See Note 1 for further information on the Strategic Reorganization.

(2)   Includes amounts for certain variable annuities recorded as PABs with the related guarantees recorded as MRBs which are disclosed in "Corporate & Other – Annuities" in Note 6.

(3)   For benefits that are payable in the event of death, the net amount at risk is generally defined as the current death benefit in excess of the current account balance at the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts at the balance sheet date.

(4)   For benefits that are payable in the event of annuitization or exercise of other living benefits, the net amount at risk is generally defined as the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates or to provide other living benefits. This amount represents the Company's potential economic exposure in the event all contractholders were to annuitize or to exercise other living benefits at the balance sheet date.

5. Policyholder Account Balances (continued)

Corporate & Other's annuity account values by range of GMCR and the related range of differences between rates being credited to policyholders and the respective guaranteed minimums were as follows at:

Range of GMCR	At GMCR	Greater than 0% but less than 0.50% above GMCR	Equal to or greater than 0.50% but less than 1.50% above GMCR	Equal to or greater than 1.50% above GMCR	Total Account Value
		(In millions)			
December 31, 2025					
Equal to or greater than 0% but less than 2%	$ 50	$ 1	$ 483	$ 174	$ 708
Equal to or greater than 2% but less than 4%	2,547	1,600	267	62	4,476
Equal to or greater than 4%	434	409	6	—	849
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	350
Total	$ 3,031	$ 2,010	$ 756	$ 236	$ 6,383
December 31, 2024					
Equal to or greater than 0% but less than 2%	$ 2	$ 140	$ 441	$ 75	$ 658
Equal to or greater than 2% but less than 4%	1,639	5,675	525	107	7,946
Equal to or greater than 4%	728	399	12	—	1,139
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	399
Total	$ 2,369	$ 6,214	$ 978	$ 182	$ 10,142
December 31, 2023					
Equal to or greater than 0% but less than 2%	$ 36	$ 307	$ 378	$ 252	$ 973
Equal to or greater than 2% but less than 4%	1,033	7,205	459	202	8,899
Equal to or greater than 4%	788	411	32	—	1,231
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	434
Total	$ 1,857	$ 7,923	$ 869	$ 454	$ 11,537

5. Policyholder Account Balances (continued)

Life and Other

Corporate & Other's life and other PABs include retained asset accounts, universal life products, the fixed account portion of variable life insurance products and funding agreements. Information regarding this liability was as follows:

		Years Ended December 31,				
		2025		**2024**		**2023**
		(Dollars in millions)				
Balance at January 1,	$	11,132	$	11,641	$	12,402
Transfer, January 1 (1)		(3,773)		—		—
Deposits		565		784		783
Policy charges		(667)		(690)		(702)
Surrenders and withdrawals		(322)		(1,053)		(1,171)
Benefit payments		(161)		(151)		(152)
Net transfers from (to) separate accounts		43		51		35
Interest credited		288		421		445
Other		4		129		1
Balance at December 31,	$	7,109	$	11,132	$	11,641
Weighted-average annual crediting rate		4.1 %		3.8 %		3.8 %
At period end:						
Cash surrender value	$	6,575	$	10,576	$	11,177
Net amount at risk, excluding offsets from reinsurance (2):						
In the event of death (3)	$	60,701	$	64,031	$	67,786

_____

(1) A product previously reported within the former MetLife Holdings segment was moved to the Group Benefits segment as part of the Strategic Reorganization. Accordingly, the reported balances for the year ended December 31, 2025 have been updated to reflect this change. See Note 1 for further information on the Strategic Reorganization.

(2) Including offsets from reinsurance, the net amount at risk for each of the years ended December 31, 2025, 2024 and 2023, as presented in the above table, would be reduced by 99%.

(3) For benefits that are payable in the event of death, the net amount at risk is generally defined as the current death benefit in excess of the current account balance at the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts at the balance sheet date.

5. Policyholder Account Balances (continued)

Corporate & Other's life and other products account values by range of GMCR and the related range of differences between rates being credited to policyholders and the respective guaranteed minimums were as follows at:

Range of GMCR	At GMCR	Greater than 0% but less than 0.50% above GMCR	Equal to or greater than 0.50% but less than 1.50% above GMCR	Equal to or greater than 1.50% above GMCR	Total Account Value
			(In millions)		
December 31, 2025					
Equal to or greater than 0% but less than 2%	$ —	$ —	$ —	$ —	$ —
Equal to or greater than 2% but less than 4%	364	168	613	140	1,285
Equal to or greater than 4%	4,770	388	1	19	5,178
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	646
Total	$ 5,134	$ 556	$ 614	$ 159	$ 7,109
December 31, 2024					
Equal to or greater than 0% but less than 2%	$ —	$ —	$ 14	$ 50	$ 64
Equal to or greater than 2% but less than 4%	4,062	175	260	531	5,028
Equal to or greater than 4%	4,860	122	403	22	5,407
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	633
Total	$ 8,922	$ 297	$ 677	$ 603	$ 11,132
December 31, 2023					
Equal to or greater than 0% but less than 2%	$ —	$ —	$ 16	$ 55	$ 71
Equal to or greater than 2% but less than 4%	4,453	171	280	549	5,453
Equal to or greater than 4%	5,066	124	413	13	5,616
Products with either a fixed rate or no GMCR	N/A	N/A	N/A	N/A	501
Total	$ 9,519	$ 295	$ 709	$ 617	$ 11,641

6. Market Risk Benefits

The Company establishes assets and liabilities for variable annuity contract features which include a minimum benefit guarantee that provides to the contractholder a minimum return based on their initial deposit, less withdrawals. In some cases, the benefit base may be increased by additional deposits, bonus amounts, accruals or optional market value resets.

The Company's MRB assets and MRB liabilities on the consolidated balance sheets were as follows at:

	December 31,					
	2025			**2024**		
	Asset	Liability	Net Liability (Asset)	Asset	Liability	Net Liability (Asset)
			(In millions)			
Corporate & Other - Annuities (1)	$ 258	$ 2,043	$ 1,785	$ 231	$ 2,300	$ 2,069
Other (2)	200	363	163	141	281	140
Total	$ 458	$ 2,406	$ 1,948	$ 372	$ 2,581	$ 2,209

_____

(1)   See Note 1 for information on the Strategic Reorganization.

(2)   Includes an Asia retirement assurance MRB liability and a net liability of $178 million at December 31, 2024, which was previously disclosed as a separate disaggregated rollforward.

6. Market Risk Benefits (continued)

Rollforwards

The following information about the direct and assumed liabilities (assets) for MRBs includes a disaggregated rollforward. The products grouped within this rollforward were selected based upon common characteristics and valuations using similar inputs, judgments, assumptions and methodologies within a particular segment of the business.

Corporate & Other

Corporate & Other's variable annuity products offer contract features whereby the Company guarantees to the contractholder a minimum benefit, which includes guaranteed minimum death benefits ("GMDBs") and living benefit guarantees. The GMDB contract features include return of premium, which provides a return of the purchase payment upon death, annual step-up and roll-up and step-up combinations. The living benefit guarantee contract features primarily include guaranteed minimum income benefits ("GMIBs"), which provide a minimum accumulation of purchase payments that can be annuitized to receive a monthly income stream, and guaranteed minimum withdrawal benefits ("GMWBs"), which provide a series of withdrawals, provided that withdrawals in a contract year do not exceed a contractual limit. Corporate & Other's variable annuity products also include an in-force block of assumed variable annuity guarantees from a third party. Information regarding Corporate & Other's variable annuity products (including assumed reinsurance) was as follows:

	Years Ended December 31,					
	2025		2024		2023	
	(In millions)					
Balance at January 1, (1)	$	2,069	$	2,722	$	3,225
Balance, beginning of period, before effect of cumulative changes in the instrument-specific credit risk	$	1,992	$	2,772	$	3,360
Transfer, beginning of period, before effect of cumulative changes in the instrument-specific credit risk (1)		(191)		—		—
Attributed fees collected		314		352		377
Benefit payments		(93)		(90)		(58)
Effect of changes in interest rates		(221)		(736)		(161)
Effect of changes in capital markets		(497)		(514)		(900)
Effect of changes in equity index volatility		—		40		(135)
Actual policyholder behavior different from expected behavior		237		220		144
Effect of changes in future expected policyholder behavior and other assumptions		(15)		12		9
Effect of foreign currency translation and other, net (2)		160		(4)		152
Effect of changes in risk margin		(21)		(60)		(16)
Balance, end of period, before the cumulative effect of changes in the instrument-specific credit risk		1,665		1,992		2,772
Cumulative effect of changes in the instrument-specific credit risk		121		78		(54)
Effect of foreign currency translation on the cumulative instrument-specific credit risk		(1)		(1)		4
Net balance at December 31,		1,785		2,069		2,722
Less: Reinsurance recoverable		285		—		—
Balance at December 31,	$	1,500	$	2,069	$	2,722
At period end:						
Net amount at risk, excluding offsets from hedging (3):						
In the event of death (4)	$	2,242	$	2,543	$	2,828
At annuitization or exercise of other living benefits (5)	$	669	$	718	$	675
Weighted-average attained age of contractholders:						
In the event of death (4)		72 years		71 years		70 years
At annuitization or exercise of other living benefits (5)		71 years		70 years		70 years

_____

(1) A product previously reported within the former MetLife Holdings segment was moved to the RIS segment as part of the Strategic Reorganization. Accordingly, the reported balances for the year ended December 31, 2025 have been

6. Market Risk Benefits (continued)

updated to reflect this change. The transfer amount related to the balance at January 1, 2025 was ($165) million. See Note 1 for further information on the Strategic Reorganization.

(2)   Included is the covariance impact from aggregating the market observable inputs, mostly driven by interest rate and capital market volatility.

(3)   Includes amounts for certain variable annuity guarantees recorded as MRBs on contracts also recorded as PABs, which are disclosed in "Corporate & Other – Annuities" in Note 5.

(4)   For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts at the balance sheet date.

(5)   For benefits that are payable in the event of annuitization or exercise of other living benefits, the net amount at risk is generally defined as the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates or to provide other living benefits. This amount represents the Company's potential economic exposure in the event all contractholders were to annuitize or to exercise other living benefits at the balance sheet date.

Significant Methodologies and Assumptions

The Company issues GMDBs, GMWBs, guaranteed minimum accumulation benefits ("GMABs") and GMIBs that typically meet the definition of MRBs, which are measured, in aggregate, as one compound MRB, at estimated fair value separately from the variable annuity contract, with changes in estimated fair value reported in net income, except for changes in nonperformance risk of the Company which are recorded in OCI.

The Company calculates the fair value of these MRBs, which is estimated as the present value of projected future benefits minus the present value of projected attributed fees, using actuarial and capital market assumptions including expectations concerning policyholder behavior. The calculation is based on in-force business, projecting future cash flows from the MRB over multiple risk neutral stochastic scenarios using observable risk-free rates.

Capital market assumptions, such as risk-free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience. See Note 13 for additional information on significant unobservable inputs.

The valuation of these MRBs includes a nonperformance risk adjustment and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.'s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries as compared to MetLife, Inc.

Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions at annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees.

These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions, including changes in interest rates, equity indices, market volatility and foreign currency exchange rates; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, impact the estimated fair value of the guarantees and affect net income, and changes in nonperformance risk of the Company affect OCI.

Other

In addition to the disaggregated MRB product rollforward above, the Company offers other products with guaranteed minimum benefit features across various segments. These MRBs are measured at estimated fair value, with changes in

6. Market Risk Benefits (continued)

estimated fair value reported in net income, except for changes in nonperformance risk of the Company which are recorded in OCI. See Note 13 for additional information on significant unobservable inputs used in the fair value measurement of MRBs. Information regarding these product liabilities (assets) was as follows:

	Years Ended December 31,					
	2025		2024		2023	
	(In millions)					
Balance at January 1, (1)	$	140	$	171	$	258
Balance, beginning of period, before effect of cumulative changes in the instrument-specific credit risk	$	126	$	155	$	257
Transfer, beginning of period, before effect of cumulative changes in the instrument-specific credit risk (1)		191		—		—
Attributed fees collected		61		52		37
Benefit payments		(18)		(18)		(40)
Effect of changes in interest rates		(104)		(53)		(2)
Effect of changes in capital markets		(83)		(3)		(41)
Effect of changes in equity index volatility		1		—		(6)
Actual policyholder behavior different from expected behavior		11		3		(23)
Effect of changes in future expected policyholder behavior and other assumptions		(4)		(2)		1
Effect of foreign currency translation and other, net		(17)		(7)		(27)
Effect of changes in risk margin		(4)		(1)		(1)
Balance, end of period, before the cumulative effect of changes in the instrument-specific credit risk		160		126		155
Cumulative effect of changes in the instrument-specific credit risk		2		15		15
Effect of foreign currency translation on the cumulative instrument-specific credit risk		1		(1)		1
Net balance at December 31,		163		140		171
Less: Reinsurance recoverable		8		12		18
Balance at December 31,	$	155	$	128	$	153

_____

(1)   A product previously reported within the former MetLife Holdings segment was moved to the RIS segment as part of the Strategic Reorganization. Accordingly, the reported balances for the year ended December 31, 2025 have been updated to reflect this change. The transfer amount related to the balance at January 1, 2025 was $165 million. See Note 1 for further information on the Strategic Reorganization.

7. Separate Accounts

Separate account assets consist of investment accounts established and maintained by the Company. The investment objectives of these assets are directed by the contractholder. An equivalent amount is reported as separate account liabilities. These accounts are reported separately from the general account assets and liabilities.

Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $128.7 billion and $113.6 billion at December 31, 2025 and 2024, respectively, for which the contractholder assumes all investment risk, and separate accounts for which the Company contractually guarantees either a minimum return or account value to the contractholder which totaled $23.3 billion and $25.9 billion at December 31, 2025 and 2024, respectively. The latter category consisted primarily of GICs. The average interest rate credited on these contracts was 2.5% and 2.6% at December 31, 2025 and 2024, respectively.

7. Separate Accounts (continued)

Separate Account Liabilities

The Company's separate account liabilities on the consolidated balance sheets were as follows at:

	December 31, 2025	December 31, 2024
	(In millions)	
RIS:		
Stable Value and Risk Solutions	$ 38,925	$ 40,319
Annuities	18,099	11,001
Latin America - Pensions	48,549	38,765
Corporate & Other - Annuities (1)	19,621	27,829
Other	26,739	21,590
Total	$ 151,933	$ 139,504

———————————

(1)   See Note 1 for further information on the Strategic Reorganization.

<u>*Rollforwards*</u>

The following information about the separate account liabilities includes disaggregated rollforwards. The products grouped within these rollforwards were selected based upon common characteristics and valuations using similar inputs, judgments, assumptions and methodologies within a particular segment of the business.

The separate account liabilities are primarily comprised of the following: RIS stable value and risk solutions contracts, RIS annuity participating and non-participating group contracts and group variable deferred annuities, Latin America savings-oriented pension product in Chile within the country's mandatory individual capitalization pension system, and Corporate & Other variable annuities.

The balances of and changes in separate account liabilities were as follows:

7. Separate Accounts (continued)

	RIS Stable Value and Risk Solutions	RIS Annuities	Latin America Pensions	Corporate & Other Annuities
	(In millions)			
Balance, January 1, 2023	$ 48,265	$ 11,694	$ 39,428	$ 28,499
Premiums and deposits	2,203	175	7,936	256
Policy charges	(285)	(21)	(287)	(609)
Surrenders and withdrawals	(11,123)	(944)	(5,781)	(2,948)
Benefit payments	(99)	—	(1,702)	(464)
Investment performance	2,595	774	2,814	4,561
Net transfers from (to) general account	(56)	3	—	(74)
Effect of foreign currency translation and other, net	(157)	(22)	(1,088)	3
Balance, December 31, 2023	$ 41,343	$ 11,659	$ 41,320	$ 29,224
Premiums and deposits	3,065	145	6,779	235
Policy charges	(273)	(21)	(264)	(603)
Surrenders and withdrawals	(5,423)	(918)	(5,147)	(3,794)
Benefit payments	(99)	—	(1,679)	(491)
Investment performance	1,755	83	2,981	3,411
Net transfers from (to) general account	(4)	—	—	(147)
Effect of foreign currency translation and other, net	(45)	53	(5,225)	(6)
Balance, December 31, 2024	$ 40,319	$ 11,001	$ 38,765	$ 27,829
Transfer, January 1 (1)	—	6,926	—	(6,926)
Premiums and deposits	4,657	246	6,972	66
Policy charges	(285)	(107)	(271)	(467)
Surrenders and withdrawals	(6,804)	(1,579)	(5,422)	(2,593)
Benefit payments	(154)	(41)	(1,924)	(420)
Investment performance	2,848	1,783	6,090	2,415
Net transfers from (to) general account	15	(81)	—	(281)
Effect of foreign currency translation and other, net (2)	(1,671)	(49)	4,339	(2)
Balance, December 31, 2025	$ 38,925	$ 18,099	$ 48,549	$ 19,621
Cash surrender value at December 31, 2023 (3)	$ 35,950	N/A	$ 41,320	$ 29,078
Cash surrender value at December 31, 2024 (3)	$ 34,949	N/A	$ 38,765	$ 27,703
Cash surrender value at December 31, 2025 (1), (3)	$ 35,333	$ 6,960	$ 48,549	$ 19,532

_____

(1)   A product previously reported within the former MetLife Holdings segment was moved to the RIS segment as part of the Strategic Reorganization. Accordingly, the reported balances for the year ended December 31, 2025 have been updated to reflect this change. See Note 1 for further information on the Strategic Reorganization.

(2)   The effect of foreign currency translation and other, net, for RIS stable value and risk solutions primarily includes changes related to unsettled trades of mortgage-backed securities.

(3)   Cash surrender value represents the amount of the contractholders' account balances distributable at the balance sheet date less policy loans and certain surrender charges.

7. Separate Accounts (continued)

Separate Account Assets

The Company's aggregate fair value of assets, by major investment asset category, supporting separate account liabilities was as follows at:

	Group Benefits		RIS		Asia		Latin America		EMEA		Corporate & Other (1)		Total	
	December 31, 2025													
	(In millions)													
Fixed maturity securities:														
Bonds:														
Government and agency	$	—	$	9,257	$	1,128	$	12,336	$	4,326	$	—	$	27,047
Public utilities		—		1,077		173		—		—		—		1,250
Municipals		—		307		17		—		—		—		324
Corporate bonds		—		8,078		733		8,749		461		—		18,021
Total bonds		—		18,719		2,051		21,085		4,787		—		46,642
Mortgage-backed securities		—		8,306		—		—		—		—		8,306
Asset-backed securities and collateralized loan obligations (collectively, "ABS & CLO")		—		2,388		—		—		—		—		2,388
Redeemable preferred stock		—		8		138		—		—		—		146
Total fixed maturity securities		—		29,421		2,189		21,085		4,787		—		57,482
Equity securities		—		2,889		3,698		4,261		1,953		—		12,801
Mutual funds (2):														
Bond funds		87		1,270		191		5,657		44		2,041		9,290
Equity funds		1,156		6,561		3,366		13,495		169		13,782		38,529
Balanced funds		80		89		—		—		—		2		171
Other		115		10,673		336		—		68		11,097		22,289
Total mutual funds		1,438		18,593		3,893		19,152		281		26,922		70,279
Other invested assets		—		1,198		312		3,753		118		—		5,381
Total investments		1,438		52,101		10,092		48,251		7,139		26,922		145,943
Other assets		—		5,027		640		298		25		—		5,990
Total	$	1,438	$	57,128	$	10,732	$	48,549	$	7,164	$	26,922	$	151,933

7. Separate Accounts (continued)

	Group Benefits	RIS	Asia	Latin America	EMEA	Corporate & Other (1)	Total
				December 31, 2024			
				(In millions)			
Fixed maturity securities:							
Bonds:							
Government and agency	$ —	$ 9,950	$ 1,115	$ 10,545	$ 3,017	$ 15	$ 24,642
Public utilities	—	1,090	188	—	—	7	1,285
Municipals	—	250	18	—	—	12	280
Corporate bonds	—	8,682	723	7,720	320	52	17,497
Total bonds	—	19,972	2,044	18,265	3,337	86	43,704
Mortgage-backed securities	—	9,021	—	—	—	38	9,059
ABS & CLO	—	2,145	—	—	—	17	2,162
Redeemable preferred stock	—	8	—	—	—	—	8
Total fixed maturity securities	—	31,146	2,044	18,265	3,337	141	54,933
Equity securities	—	2,830	2,324	2,353	1,200	—	8,707
Mutual funds (2):							
Bond funds	86	847	186	3,228	41	2,603	6,991
Equity funds	1,047	1,521	2,636	11,067	55	18,587	34,913
Balanced funds	68	1	—	—	—	70	139
Other	118	7,666	276	—	33	13,491	21,584
Total mutual funds	1,319	10,035	3,098	14,295	129	34,751	63,627
Other invested assets	—	1,398	312	2,557	43	—	4,310
Total investments	1,319	45,409	7,778	37,470	4,709	34,892	131,577
Other assets	—	6,011	453	1,295	166	2	7,927
Total	$ 1,319	$ 51,420	$ 8,231	$ 38,765	$ 4,875	$ 34,894	$ 139,504

_____

(1)   See Note 1 for further information on the Strategic Reorganization.

(2)   Mutual fund balances are presented by fund type. Prior year amounts, previously presented in the aggregate, have been reclassified to conform to the current year presentation.

8. Deferred Policy Acquisition Costs, Value of Business Acquired, Unearned Revenue and Other Intangibles

DAC and VOBA

Information regarding total DAC and VOBA by segment, as well as Corporate & Other, was as follows at:

	Group Benefits	RIS	Asia (1)	Latin America (2)	EMEA (2)	Corporate & Other (3)	Total
				(In millions)			
DAC:							
Balance at January 1, 2023	$ 264	$ 267	$ 10,270	$ 1,542	$ 1,480	$ 3,821	$ 17,644
Capitalizations	20	176	1,583	651	457	30	2,917
Amortization	(26)	(46)	(705)	(418)	(332)	(264)	(1,791)
Effect of foreign currency translation and other, net (4)	—	—	(284)	175	13	(286)	(382)
Balance at December 31, 2023	258	397	10,864	1,950	1,618	3,301	18,388
Capitalizations	18	218	1,380	704	486	27	2,833
Amortization	(26)	(63)	(782)	(461)	(345)	(235)	(1,912)
Effect of foreign currency translation and other, net	—	—	(677)	(357)	(95)	(2)	(1,131)
Balance at December 31, 2024	250	552	10,785	1,836	1,664	3,091	18,178
Transfer, January 1 (5)	—	98	—	—	—	(98)	—
Capitalizations	26	213	1,617	770	568	25	3,219
Amortization	(26)	(78)	(811)	(530)	(360)	(213)	(2,018)
Effect of foreign currency translation and other, net (4)	—	—	52	267	149	(114)	354
Balance at December, 31, 2025	$ 250	$ 785	$ 11,643	$ 2,343	$ 2,021	$ 2,691	$ 19,733
VOBA:							
Balance at January 1, 2023	$ —	$ 19	$ 1,290	$ 545	$ 127	$ 28	$ 2,009
Amortization	—	(3)	(89)	(50)	(16)	(3)	(161)
Effect of foreign currency translation and other, net (4)	—	—	(82)	2	2	(7)	(85)
Balance at December 31, 2023	—	16	1,119	497	113	18	1,763
Amortization	—	(3)	(71)	(42)	(14)	(4)	(134)
Effect of foreign currency translation and other, net	—	—	(113)	(62)	(5)	—	(180)
Balance at December 31, 2024	—	13	935	393	94	14	1,449
Amortization	—	(3)	(64)	(41)	(11)	(2)	(121)
Effect of foreign currency translation and other, net (4)	—	—	4	41	8	(7)	46
Balance at December 31, 2025	$ —	$ 10	$ 875	$ 393	$ 91	$ 5	$ 1,374

Total DAC and VOBA:	
Balance at December 31, 2023	$ 20,151
Balance at December 31, 2024	$ 19,627
Balance at December 31, 2025	$ 21,107

_____

(1) Includes DAC balances primarily related to accident & health, universal and variable universal life, variable life and fixed annuity products and VOBA balances primarily related to accident & health products.

8. Deferred Policy Acquisition Costs, Value of Business Acquired, Unearned Revenue and Other Intangibles (continued)

(2) Includes DAC balances primarily related to universal life, variable universal life, ordinary life and accident & health products.

(3) Includes DAC balances primarily related to whole life, variable annuities, term life, universal life and long-term care products. See Note 1 for further information on the Strategic Reorganization.

(4) Corporate & Other includes activity for total DAC and total VOBA ceded at the date of inception related to a reinsurance agreement.

(5) A product previously reported within the former MetLife Holdings segment was moved to the RIS segment as part of the Strategic Reorganization. Accordingly, the reported balances for the year ended December 31, 2025 have been updated to reflect this change. See Note 1 for further information on the Strategic Reorganization.

Significant Methodologies and Assumptions

The Company amortizes DAC and VOBA related to long-duration contracts over the estimated lives of the contracts in proportion to benefits in-force for RIS annuities and policy count for all other products. The amortization amount is calculated using the same cohorts as the corresponding liabilities on a quarterly basis, using an amortization rate that includes current period reporting experience and end of period persistency and longevity assumptions that are consistent with those used to measure the corresponding liabilities.

The Company amortizes DAC for credit insurance and other short-duration contracts, which is primarily comprised of commissions and certain underwriting expenses, in proportion to actual and future earned premium over the applicable contract term.

Information regarding other intangibles was as follows:

| | Years Ended December 31, | | |
	2025	2024	2023
	(In millions)		
VODA and VOCRA:			
Balance at January 1,	$ 710	$ 794	$ 876
Amortization	(83)	(85)	(88)
Effect of foreign currency translation and other	9	1	6
Balance at December 31,	$ 636	$ 710	$ 794
Accumulated amortization	$ 923	$ 840	$ 755
Negative VOBA:			
Balance at January 1,	$ 369	$ 427	$ 473
Amortization	(25)	(25)	(26)
Effect of foreign currency translation and other	6	(33)	(20)
Balance at December 31,	$ 350	$ 369	$ 427
Accumulated amortization	$ 3,448	$ 3,423	$ 3,398

The estimated future amortization expense (credit) to be reported in other expenses for the next five years is as follows:

	VOBA	VODA and VOCRA	Negative VOBA
	(In millions)		
2026	$ 117	$ 80	$ (22)
2027	$ 110	$ 78	$ (21)
2028	$ 100	$ 75	$ (20)
2029	$ 92	$ 73	$ (19)
2030	$ 82	$ 66	$ (18)

8. Deferred Policy Acquisition Costs, Value of Business Acquired, Unearned Revenue and Other Intangibles (continued)

Unearned Revenue

Information regarding the Company's UREV primarily related to interest sensitive whole life, variable life and universal life products by segment, as well as Corporate & Other, included in other policy-related balances was as follows:

	RIS	Asia	Latin America	EMEA	Corporate & Other (1)	Total
			(In millions)			
Balance at January 1, 2023	$ 36	$ 2,382	$ 848	$ 559	$ 281	$ 4,106
Deferrals	2	667	147	95	48	959
Amortization	(7)	(181)	(116)	(63)	(18)	(385)
Effect of foreign currency translation and other - net (2)	—	(18)	110	17	(252)	(143)
Balance at December 31, 2023	31	2,850	989	608	59	4,537
Deferrals	2	534	146	98	15	795
Amortization	(6)	(228)	(115)	(68)	(5)	(422)
Effect of foreign currency translation and other - net	—	(80)	(179)	(16)	—	(275)
Balance at December 31, 2024	27	3,076	841	622	69	4,635
Deferrals	2	496	143	124	12	777
Amortization	(6)	(238)	(115)	(69)	(5)	(433)
Effect of foreign currency translation and other - net (2)	—	12	128	46	(3)	183
Balance at December 31, 2025	$ 23	$ 3,346	$ 997	$ 723	$ 73	$ 5,162

_____

(1)   See Note 1 for information on the Strategic Reorganization.

(2)   Corporate & Other includes activity for total UREV ceded at the date of inception related to a reinsurance agreement.

Significant Methodologies and Assumptions

UREV is amortized similarly to DAC and VOBA, see "— DAC and VOBA."

9. Reinsurance

The Company enters into reinsurance agreements both as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for pension, annuity and insurance products issued by third parties. The Company purchases reinsurance in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse the Company for the ceded amount in the event a claim is paid. Cessions under reinsurance agreements do not discharge the Company's obligation as the primary insurer. In the event that reinsurers do not meet their obligations under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in " — Fixed Maturity Securities AFS — Evaluation of Fixed Maturity Securities AFS for Credit Loss" in Note 11.

Group Benefits

For its Group Benefits segment, the Company generally retains most of the risk, with the exception of its Group Term Life business and certain client arrangements.

9. Reinsurance (continued)

The Company reinsures a 90% quota share of its non-participating Group Term Life business and a 50% quota share of its Group Dental business for capital management purposes. The majority of the Company's other reinsurance activity within this segment relates to client agreements for employer sponsored captive programs, risk-sharing agreements and multinational pooling. The risks ceded under these agreements are generally quota shares of group life and disability policies. The cessions vary and the Company may cede up to 100% of all the risks of the policies.

RIS

For its RIS segment, the Company reinsures longevity risks for certain pension products issued by unaffiliated providers located in the U.K. The Company also reinsures certain registered indexed annuities. The Company cedes risk on certain pension products and certain structured settlement annuities.

Asia, Latin America and EMEA

For selected large corporate clients, the Company reinsures group employee benefits or credit insurance business with various client-affiliated reinsurance companies, covering policies issued to the employees or customers of the clients. Additionally, the Company cedes and assumes risk with other insurance companies when either company requires a business partner with the appropriate local licensing to issue certain types of policies in certain jurisdictions. In these cases, the assuming company typically underwrites the risks, develops the products and assumes most or all of the risk. The Company also has reinsurance agreements in-force that reinsure a portion of the living and death benefit guarantees issued in connection with variable annuity products. Under these agreements, the Company pays reinsurance fees associated with the guarantees collected from policyholders and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company may also reinsure certain risks with external reinsurers depending upon the nature of the risk and local regulatory requirements.

Corporate & Other

For its life products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company assumes the risk associated with certain whole life policies, certain term life policies and universal life policies with secondary death benefit guarantees. The Company also ceded (i) an in-force block of universal life, variable universal life, universal life with secondary guarantees and fixed annuities on a 100% quota share basis and (ii) certain participating whole life business and certain variable annuities.

For its other products, the Company has a reinsurance agreement in-force to assume the living and death benefit guarantees issued in connection with certain variable annuity guarantees from a third party in Japan. Under this agreement, the Company receives reinsurance fees associated with the guarantees collected from policyholders, and provides reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations.

Catastrophe Coverage

The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. For the Group Benefits and EMEA segments, the Company purchases catastrophe coverage to reinsure risks issued within territories that the Company believes are subject to the greatest catastrophic risks. For its other segments, the Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks. Excess of retention reinsurance agreements provide for a portion of a risk to remain with the direct writing company and quota share reinsurance agreements provide for the direct writing company to transfer a fixed percentage of all risks of a class of policies.

9. Reinsurance (continued)

Reinsurance Recoverables

The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2025 and 2024, were not significant. A U.S. life insurance subsidiary of the Company also secured collateral from its counterparties to mitigate counterparty default risk related to its longevity reinsurance agreements.

The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $4.8 billion and $4.2 billion of unsecured reinsurance recoverable balances at December 31, 2025 and 2024, respectively.

At December 31, 2025, the Company had $35.1 billion of net ceded reinsurance recoverables. Of this total, $30.6 billion, or 87%, were with the Company's five largest ceded reinsurers, including $1.7 billion of net ceded reinsurance recoverables which were unsecured. At December 31, 2025, the top three reinsurers including Chariot Re, and two other third-party reinsurers accounted for 27%, 26% and 24%, respectively, of the net ceded reinsurance recoverables. At December 31, 2024, the Company had $17.6 billion of net ceded reinsurance recoverables. Of this total, $14.7 billion, or 84%, were with the Company's five largest ceded reinsurers, including $2.4 billion of net ceded reinsurance recoverables which were unsecured. At December 31, 2024, the largest reinsurer accounted for 55% of the net ceded reinsurance recoverables.

The Company reinsured, with an unaffiliated third-party reinsurer, 59% of the closed block through a modified coinsurance agreement. In October 2025, the Company recaptured this agreement. The Company accounted for this agreement under the deposit method of accounting. The Company, having the right of offset, offset the modified coinsurance deposit liability with the deposit recoverable.

The amounts on the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

9. Reinsurance (continued)

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In millions)					
Premiums						
Direct premiums	$	53,375	$	45,153	$	43,359
Reinsurance assumed		4,499		3,788		3,112
Reinsurance ceded		(8,095)		(3,996)		(2,188)
Net premiums	$	49,779	$	44,945	$	44,283
Universal life and investment-type product policy fees						
Direct universal life and investment-type product policy fees	$	5,925	$	5,914	$	5,787
Reinsurance assumed		4		(3)		(19)
Reinsurance ceded		(926)		(937)		(616)
Net universal life and investment-type product policy fees	$	5,003	$	4,974	$	5,152
Policyholder benefits and claims						
Direct policyholder benefits and claims	$	54,464	$	45,662	$	44,155
Reinsurance assumed		4,202		3,614		2,904
Reinsurance ceded		(8,948)		(4,548)		(2,469)
Net policyholder benefits and claims	$	49,718	$	44,728	$	44,590
Policyholder liability remeasurement (gains) losses						
Direct policyholder liability remeasurement (gains) losses	$	(21)	$	(169)	$	(54)
Reinsurance assumed		—		(13)		(20)
Reinsurance ceded		(129)		(24)		29
Net policyholder liability remeasurement (gains) losses	$	(150)	$	(206)	$	(45)
MRB remeasurement (gains) losses						
Direct MRB (gains) losses	$	(490)	$	(992)	$	(785)
Reinsurance assumed		(89)		(123)		(214)
Reinsurance ceded		71		6		5
Net MRB (gains) losses	$	(508)	$	(1,109)	$	(994)
Other expenses						
Direct other expenses	$	13,618	$	13,054	$	12,760
Reinsurance assumed		222		202		235
Reinsurance ceded		20		(239)		(285)
Net other expenses	$	13,860	$	13,017	$	12,710

9. Reinsurance (continued)

The amounts on the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

	December 31,							
	2025				**2024**			
	Direct	**Assumed**	**Ceded**	**Total Balance Sheet**	**Direct**	**Assumed**	**Ceded**	**Total Balance Sheet**
	(In millions)							
Assets								
Premiums, reinsurance and other receivables (1)	$ 7,612	$ 1,594	$ 39,853	$ 49,059	$ 6,496	$ 1,432	$ 21,833	$ 29,761
MRBs	404	54	—	458	365	7	—	372
DAC and VOBA	21,353	355	(601)	21,107	19,753	352	(478)	19,627
Total assets	$ 29,369	$ 2,003	$ 39,252	$ 70,624	$ 26,614	$ 1,791	$ 21,355	$ 49,760
Liabilities								
FPBs	$204,122	$ 4,733	$ —	$208,855	$189,328	$ 4,318	$ —	$193,646
PABs (2)	236,487	370	—	236,857	221,268	177	—	221,445
MRBs	2,380	26	—	2,406	2,566	15	—	2,581
Other policy-related balances	19,082	1,297	(309)	20,070	18,138	1,052	(291)	18,899
Other liabilities	27,627	1,700	28,255	57,582	26,722	1,863	8,258	36,843
Total liabilities	$489,698	$ 8,126	$ 27,946	$525,770	$458,022	$ 7,425	$ 7,967	$473,414

_____

(1)   Includes ceded PABs, FPBs and MRBs.

(2)   Prior year PABs have been presented to conform to the current year presentation.

Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. Included in premiums, reinsurance and other receivables in the table above are deposit assets on reinsurance of $8.1 billion and $4.6 billion at December 31, 2025 and 2024, respectively. Included in other liabilities in the table above are deposit liabilities on reinsurance of $1.2 billion at both December 31, 2025 and 2024.

In December 2025, the Company entered into a reinsurance agreement with Talcott Resolution Life Insurance Company to cede certain variable annuity contracts and rider reserves on a funds withheld basis. The Company recorded premiums, reinsurance and other receivables of $2.0 billion and a funds withheld liability of $2.0 billion within other liabilities at December 31, 2025. The Company retained $8.3 billion of separate account assets on a funds withheld basis at December 31, 2025.

In November 2025, the Company entered into a reinsurance agreement to cede certain group annuity contracts issued in connection with a qualifying pension risk transfer on a funds withheld basis. The Company recorded cash and cash equivalents of $624 million, premiums, reinsurance and other receivables of $5.3 billion and a funds withheld liability of $5.7 billion within other liabilities at December 31, 2025. The Company also recorded premiums of ($4.5) billion, net derivative gains of $37 million, policyholder benefits and claims of ($4.6) billion and other expenses of $24 million for the year ended December 31, 2025.

Also in 2025, the Company entered into two reinsurance agreements with Chariot Reinsurance, Ltd. ("Chariot Re"): one to cede certain structured settlement annuity contracts and group annuity contracts associated with pension risk transfers on a funds withheld basis and another to cede certain participating whole life business on a funds withheld basis. For both transactions, the Company recorded cash and cash equivalents of $977 million, premiums, reinsurance and other receivables of $9.8 billion and a funds withheld liability of $10.5 billion within other liabilities at December 31, 2025. The Company also recorded net derivative losses of $167 million, other revenues of $66 million, policyholder benefits and claims of ($146) million and other expenses of $184 million for the year ended December 31, 2025. See Note 25 for additional related party transactions.

10. Closed Block

On April 7, 2000 (the "Demutualization Date"), Metropolitan Life Insurance Company ("MLIC") converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance approving MLIC's plan of reorganization, as amended (the "Plan of Reorganization"). On the Demutualization Date, MLIC established a closed block for the benefit of holders of certain individual life insurance policies of MLIC. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years from the Demutualization Date.

The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the Demutualization Date. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the Demutualization Date (adjusted to eliminate the impact of related amounts in AOCI) represents the estimated maximum future earnings from the closed block expected to result from operations, attributed net of income tax, to the closed block. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force.

If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, the Company will pay the excess to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

At least annually, management performs a premium deficiency test using best estimate assumptions to determine whether the projected future earnings of the closed block are sufficient to support the payment of future closed block contractual benefits. The most recent deficiency test demonstrated that the projected future earnings of the closed block are sufficient to support the payment of future closed block contractual benefits.

Experience within the closed block, in particular mortality and investment yields, as well as realized and unrealized gains and losses, directly impact the policyholder dividend obligation. Amortization of the closed block DAC, which resides outside of the closed block, is based upon policy count within the closed block.

Closed block assets, liabilities, revenues and expenses are combined on a line-by-line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item.

10. Closed Block (continued)

Information regarding the liabilities and assets designated to the closed block was as follows at:

	December 31,	
	2025	2024
	(In millions)	
Closed Block Liabilities		
FPBs	$ 33,846	$ 35,015
Other policy-related balances	281	315
Policyholder dividends payable	140	174
Policyholder dividend obligation	—	—
Current income tax payable	2	6
Other liabilities	1,137	854
Total closed block liabilities	35,406	36,364
Assets Designated to the Closed Block		
Investments:		
Fixed maturity securities AFS, at estimated fair value	19,032	18,958
Equity securities, at estimated fair value	5	11
Mortgage loans	5,372	5,720
Policy loans	3,647	3,829
Real estate and REJV	668	659
Other invested assets	351	512
Total investments	29,075	29,689
Cash and cash equivalents	1,286	930
Accrued investment income	355	367
Premiums, reinsurance and other receivables	59	45
Deferred income tax asset	340	470
Total assets designated to the closed block	31,115	31,501
Excess of closed block liabilities over assets designated to the closed block	4,291	4,863
AOCI:		
Unrealized investment gains (losses), net of income tax	(684)	(1,256)
Unrealized gains (losses) on derivatives, net of income tax	49	183
Total amounts included in AOCI	(635)	(1,073)
Maximum future earnings to be recognized from closed block assets and liabilities	$ 3,656	$ 3,790

10. Closed Block (continued)

Information regarding the closed block revenues and expenses was as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Revenues			
Premiums	$ 830	$ 874	$ 922
Net investment income	1,332	1,362	1,362
Net investment gains (losses)	(64)	(28)	7
Net derivative gains (losses)	(3)	15	—
Total revenues	2,095	2,223	2,291
Expenses			
Policyholder benefits and claims	1,532	1,621	1,706
Policyholder dividends	316	354	366
Other expenses	76	82	86
Total expenses	1,924	2,057	2,158
Revenues, net of expenses before provision for income tax expense (benefit)	171	166	133
Provision for income tax expense (benefit)	37	36	28
Revenues, net of expenses and provision for income tax expense (benefit)	$ 134	$ 130	$ 105

MLIC charges the closed block with federal income taxes, state and local premium taxes and other state or local taxes, as well as investment management expenses relating to the closed block as provided in the Plan of Reorganization. MLIC also charges the closed block for expenses of maintaining the policies included in the closed block.

11. Investments

See Note 13 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of ACL and impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

The determination of ACL and impairments is highly subjective and is based upon quarterly evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, ABS & CLO, certain structured investment transactions and FVO securities) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity Securities AFS

Fixed Maturity Securities AFS by Sector

The following table presents fixed maturity securities AFS by sector. U.S. corporate and foreign corporate sectors include redeemable preferred stock. RMBS includes agency, prime, prime investor, non-qualified residential mortgage, alternative, reperforming and sub-prime mortgage-backed securities. ABS & CLO includes securities collateralized by consumer loans, corporate loans, broadly syndicated bank loans, and other assets. Municipals includes taxable and tax-exempt revenue bonds and, to a much lesser extent, general obligations of states, municipalities and political subdivisions. Commercial mortgage-backed securities ("CMBS") primarily includes securities collateralized by multiple commercial mortgage loans. RMBS, ABS & CLO and CMBS are, collectively, "Structured Products."

11. Investments (continued)

	December 31,									
	2025					**2024**				
			Gross Unrealized					**Gross Unrealized**		
Sector	**Amortized Cost**	**ACL**	**Gains**	**Losses**	**Estimated Fair Value**	**Amortized Cost**	**ACL**	**Gains**	**Losses**	**Estimated Fair Value**
					(In millions)					
U.S. corporate	$ 92,855	$ (138)	$ 1,899	$ 6,657	$ 87,959	$ 86,315	$ (59)	$ 1,331	$ 8,213	$ 79,374
Foreign corporate	62,606	(7)	2,443	4,453	60,589	58,646	(18)	1,478	6,347	53,759
RMBS	46,567	(1)	822	1,970	45,418	37,085	(1)	314	2,977	34,421
Foreign government	47,037	(57)	1,068	7,300	40,748	44,377	(57)	1,256	5,326	40,250
U.S. government and agency	42,877	—	303	5,658	37,522	38,963	—	179	5,714	33,428
ABS & CLO	23,028	(6)	246	371	22,897	20,973	(9)	153	526	20,591
Municipals	12,195	—	225	1,356	11,064	11,205	—	166	1,498	9,873
CMBS	10,036	(40)	131	393	9,734	9,857	(16)	104	598	9,347
Total fixed maturity securities AFS	$ 337,201	$ (249)	$ 7,137	$28,158	$315,931	$ 307,421	$ (160)	$ 4,981	$31,199	$281,043

Methodology for Amortization of Premium and Accretion of Discount on Structured Products

Amortization of premium and accretion of discount on Structured Products consider the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for Structured Products are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive and certain prepayment-sensitive Structured Products, the effective yield is recalculated on a prospective basis. For all other Structured Products, the effective yield is recalculated on a retrospective basis.

Maturities of Fixed Maturity Securities AFS

The amortized cost, net of ACL, and estimated fair value of fixed maturity securities AFS, by contractual maturity date, were as follows at December 31, 2025:

	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Structured Products	Total Fixed Maturity Securities AFS
			(In millions)			
Amortized cost, net of ACL	$ 14,492	$ 49,369	$ 57,472	$ 136,035	$ 79,584	$ 336,952
Estimated fair value	$ 14,635	$ 49,826	$ 57,315	$ 116,106	$ 78,049	$ 315,931

Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities AFS not due at a single maturity date have been presented in the year of final contractual maturity. Structured Products are shown separately, as they are not due at a single maturity.

11. Investments (continued)

Continuous Gross Unrealized Losses for Fixed Maturity Securities AFS by Sector

The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position without an ACL by sector and aggregated by length of time that the securities have been in a continuous unrealized loss position.

	December 31,							
	2025				**2024**			
	Less than 12 Months		**Equal to or Greater than 12 Months**		**Less than 12 Months**		**Equal to or Greater than 12 Months**	
Sector & Credit Quality	**Estimated Fair Value**	**Gross Unrealized Losses**	**Estimated Fair Value**	**Gross Unrealized Losses**	**Estimated Fair Value**	**Gross Unrealized Losses**	**Estimated Fair Value**	**Gross Unrealized Losses**
	(Dollars in millions)							
U.S. corporate	$ 8,564	$ 527	$ 37,884	$ 6,092	$ 17,222	$ 1,586	$ 35,940	$ 6,599
Foreign corporate	5,314	199	22,687	4,251	10,516	709	24,454	5,625
Foreign government	9,716	652	16,214	6,646	6,462	581	16,338	4,740
RMBS	3,848	69	12,983	1,902	10,152	358	13,922	2,619
U.S. government and agency	8,544	181	16,341	5,477	9,337	687	14,082	5,027
ABS & CLO	5,349	49	4,000	322	2,840	88	5,831	436
Municipals	1,000	79	5,147	1,277	2,012	226	4,621	1,272
CMBS	1,164	36	3,660	355	1,272	39	4,788	559
Total fixed maturity securities AFS	$ 43,499	$ 1,792	$118,916	$ 26,322	$ 59,813	$ 4,274	$119,976	$ 26,877
Investment grade	$ 41,743	$ 1,707	$116,021	$ 26,002	$ 56,946	$ 4,132	$116,072	$ 26,325
Below investment grade	1,756	85	2,895	320	2,867	142	3,904	552
Total fixed maturity securities AFS	$ 43,499	$ 1,792	$118,916	$ 26,322	$ 59,813	$ 4,274	$119,976	$ 26,877
Total number of securities in an unrealized loss position	5,489		9,850		7,220		10,468	

Evaluation of Fixed Maturity Securities AFS for Credit Loss

Evaluation and Measurement Methodologies

Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the credit loss evaluation process include, but are not limited to: (i) the extent to which the estimated fair value has been below amortized cost, (ii) adverse conditions specifically related to a security, an industry sector or sub-sector, or an economically depressed geographic area, adverse change in the financial condition of the issuer of the security, changes in technology, discontinuance of a segment of the business that may affect future earnings, and changes in the quality of credit enhancement, (iii) payment structure of the security and likelihood of the issuer being able to make payments, (iv) failure of the issuer to make scheduled interest and principal payments, (v) whether the issuer, or series of issuers or an industry has suffered a catastrophic loss or has exhausted natural resources, (vi) whether the Company has the intent to sell or will more likely than not be required to sell, including transfers in connection with reinsurance transactions, a particular security before the decline in estimated fair value below amortized cost recovers, (vii) with respect to Structured Products, changes in forecasted cash flows after considering the changes in the financial condition of the underlying loan obligors and quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security, (viii) changes in the rating of the security by a rating agency, and (ix) other subjective factors, including concentrations and information obtained from regulators.

11. Investments (continued)

The methodology and significant inputs used to determine the amount of credit loss are as follows:

- The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security at the time of purchase for fixed-rate securities and the spot rate at the date of evaluation of credit loss for floating-rate securities.

- When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall credit loss evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's single best estimate, the most likely outcome in a range of possible outcomes, after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security, the likelihood that the issuer can service the interest and principal payments, the quality and amount of any credit enhancements, the security's position within the capital structure of the issuer, possible corporate restructurings or asset sales by the issuer, any private and public sector programs to restructure foreign government securities and municipals, and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the features that apply to certain Structured Products including, but not limited to: the quality of underlying collateral, historical performance of the underlying loan obligors, historical rent and vacancy levels, changes in the financial condition of the underlying loan obligors, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, changes in the quality of credit enhancement and the payment priority within the tranche structure of the security.

With respect to securities that have attributes of debt and equity ("perpetual hybrid securities"), consideration is given in the credit loss analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities with an unrealized loss, regardless of credit rating, have deferred any dividend payments.

In periods subsequent to the recognition of an initial ACL on a security, the Company reassesses credit loss quarterly. Subsequent increases or decreases in the expected cash flow from the security result in corresponding decreases or increases in the ACL which are recognized in earnings and reported within net investment gains (losses); however, the previously recorded ACL may not be reduced to an amount below zero. Full or partial write-offs are deducted from the ACL in the period the security, or a portion thereof, is considered uncollectible. Recoveries of amounts previously written off are recorded to the ACL in the period received. When the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, any ACL is written off and the amortized cost is written down to estimated fair value through a charge within net investment gains (losses), which becomes the new amortized cost of the security.

Evaluation of Fixed Maturity Securities AFS in an Unrealized Loss Position

Gross unrealized losses on securities without an ACL decreased $3.0 billion for the year ended December 31, 2025 to $28.1 billion primarily due to a decrease in interest rates.

As shown in the table above, most of the gross unrealized losses on securities without an ACL that have been in a continuous gross unrealized loss position for 12 months or greater at December 31, 2025 relate to investment grade securities. These unrealized losses are principally due to narrowing credit spreads since purchase and, with respect to fixed-rate securities, rising interest rates since purchase.

As of December 31, 2025, $320 million of gross unrealized losses on securities without an ACL that have been in a continuous gross unrealized loss position for 12 months or greater on below investment grade securities were concentrated in the consumer, transportation, and communications sectors within corporate securities and in foreign government securities. These unrealized losses are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainty and, with respect to fixed-rate securities, rising interest rates since purchase.

At December 31, 2025, the Company did not intend to sell its securities in an unrealized loss position without an ACL, and it was not more likely than not that the Company would be required to sell these securities before the

11. Investments (continued)

anticipated recovery of the remaining amortized cost. Therefore, the Company concluded that these securities had not incurred a credit loss and should not have an ACL at December 31, 2025.

Future provisions for credit loss will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings and collateral valuation.

Rollforward of ACL for Fixed Maturity Securities AFS By Sector

The rollforward of ACL for fixed maturity securities AFS by sector is as follows:

	U.S. Corporate	Foreign Corporate	Foreign Government	RMBS	ABS & CLO	CMBS	Total
				(In millions)			
Balance at January 1, 2024	$ 68	$ 2	$ 88	$ 1	$ 7	$ 18	$ 184
ACL not previously recorded	41	19	—	—	—	—	60
Changes for securities with previously recorded ACL	9	—	(6)	—	2	4	9
Securities sold or exchanged	(59)	(3)	(25)	—	—	(6)	(93)
Balance at December 31, 2024	59	18	57	1	9	16	160
ACL not previously recorded	113	7	—	1	1	10	132
Changes for securities with previously recorded ACL	44	(2)	—	—	(1)	14	55
Securities sold or exchanged	(78)	(16)	—	(1)	(3)	—	(98)
Balance at December 31, 2025	$ 138	$ 7	$ 57	$ 1	$ 6	$ 40	$ 249

Equity Securities

The following table presents equity securities by security type:

		December 31,					
		2025			2024		
Security Type	Cost	Net Unrealized Gains (Losses) (1)	Estimated Fair Value	Cost	Net Unrealized Gains (Losses) (1)	Estimated Fair Value
			(In millions)			
Common stock (2)	$ 498	$ 246	$ 744	$ 451	$ 167	$ 618
Non-redeemable preferred stock	106	8	114	93	1	94
Total	$ 604	$ 254	$ 858	$ 544	$ 168	$ 712

_____

(1)   Represents cumulative changes in estimated fair value, recognized in earnings.

(2)   Includes common stock, exchange traded funds, certain mutual funds and certain real estate investment trusts.

11. Investments (continued)

Contractholder-Directed Equity Securities and FVO Securities

The following table presents these investments by asset type:

	December 31,					
	2025			**2024**		
Asset Type	**Cost or Amortized Cost**	**Net Unrealized Gains (Losses) (1)**	**Estimated Fair Value**	**Cost or Amortized Cost**	**Net Unrealized Gains (Losses) (1)**	**Estimated Fair Value**
			(In millions)			
Contractholder-directed equity securities: (2)						
Equity securities	$ 3,164	$ 855	$ 4,019	$ 2,928	$ 595	$ 3,523
Series mutual funds and other securities	5,089	1,640	6,729	4,470	1,104	5,574
Total contractholder-directed equity securities	$ 8,253	$ 2,495	$ 10,748	$ 7,398	$ 1,699	$ 9,097
FVO securities: (2)						
Securities held by CFEs	$ 1,283	$ —	$ 1,283	$ —	$ —	$ —
General account and other securities	1,149	779	1,928	886	689	1,575
Total FVO securities:	$ 2,432	$ 779	$ 3,211	$ 886	$ 689	$ 1,575
Total	$ 10,685	$ 3,274	$ 13,959	$ 8,284	$ 2,388	$ 10,672

_____

(1) Represents cumulative changes in estimated fair value, recognized in earnings.

(2) Amounts presented by asset type. Prior year amounts previously presented in the aggregate have been reclassified to conform to the current year presentation.

Mortgage Loans

<u>*Mortgage Loans by Portfolio Segment*</u>

Mortgage loans are summarized as follows at:

	December 31,			
	2025		**2024**	
Portfolio Segment	**Carrying Value (1)**	**% of Total**	**Carrying Value (1)**	**% of Total**
		(Dollars in millions)		
Commercial	$ 49,400	58.4 %	$ 56,310	63.3 %
Agricultural	19,551	23.1	19,313	21.7
Residential	16,800	19.9	14,189	15.9
Total amortized cost	85,751	101.4	89,812	100.9
ACL	(1,193)	(1.4)	(800)	(0.9)
Total mortgage loans held-for-investment	84,558	100.0	89,012	100.0
Mortgage loans held-for-sale	35	—	—	—
Total mortgage loans	$ 84,593	100.0 %	$ 89,012	100.0 %

_____

(1) Includes certain mortgage loans originated for third parties of $6.5 billion and $7.5 billion at amortized cost with the corresponding mortgage loan secured financing liability of $6.5 billion and $7.5 billion included in other liabilities on the consolidated balance sheet at December 31, 2025 and 2024, respectively.

11. Investments (continued)

The amount of net (discounts) premiums and deferred (fees) expenses, included within total amortized cost, primarily attributable to residential mortgage loans was ($789) million and ($879) million at December 31, 2025 and 2024, respectively. The accrued interest income for commercial, agricultural and residential mortgage loans at December 31, 2025 was $172 million, $206 million and $140 million, respectively. The accrued interest income for commercial, agricultural and residential mortgage loans at December 31, 2024 was $249 million, $199 million and $117 million, respectively. The accrued interest income related to mortgage loans is included in accrued investment income on the consolidated balance sheets.

Purchases of mortgage loans, consisting primarily of residential mortgage loans, were $4.1 billion, $2.2 billion and $1.5 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

Sales of mortgage loans, consisting primarily of commercial mortgage loans, were $41 million, $168 million and $254 million for the years ended December 31, 2025, 2024 and 2023, respectively.

For the year ended December 31, 2025, the Company exchanged, as part of loan restructurings, commercial mortgage loans with an amortized cost of $175 million for equity interests in REJVs.

For the years ended December 31, 2025, 2024 and 2023, the Company contributed commercial mortgage loans with an amortized cost of $179 million, $218 million and $15 million, respectively, to REJVs which subsequently completed foreclosure on those mortgage loans.

For the year ended December 31, 2024, the Company acquired wholly-owned real estate by completing foreclosures on commercial mortgage loans with an amortized cost of $61 million.

Rollforward of ACL for Mortgage Loans by Portfolio Segment

The rollforward of ACL for mortgage loans, by portfolio segment, was as follows:

	Years Ended December 31,											
	2025				2024				2023			
	Commercial	Agricultural	Residential	Total	Commercial	Agricultural	Residential	Total	Commercial	Agricultural	Residential	Total
	(In millions)											
Balance at January 1,	$ 537	$ 84	$ 179	$ 800	$ 367	$ 172	$ 182	$ 721	$ 218	$ 119	$ 190	$527
Provision (release)	480	39	95	614	198	34	(3)	229	168	89	(8)	249
Charge-offs, net of recoveries	(210)	(8)	(3)	(221)	(28)	(122)	—	(150)	(19)	(36)	—	(55)
Balance at December 31,	$ 807	$ 115	$ 271	$1,193	$ 537	$ 84	$ 179	$ 800	$ 367	$ 172	$ 182	$721

The gross charge-offs of mortgage loans by origination year and portfolio segment for the year ended December 31, 2025 was as follows:

Portfolio Segment	2025	2024	2023	2022	2021	Prior	Total
	(In millions)						
Commercial	$ —	$ —	$ —	$ —	$ —	$ 210	$ 210
Agricultural	—	—	—	—	—	8	8
Residential	—	—	1	1	—	1	3
Total	$ —	$ —	$ 1	$ 1	$ —	$ 219	$ 221

11. Investments (continued)

ACL Methodology

The Company records an allowance for expected lifetime credit loss in earnings within net investment gains (losses) in an amount that represents the portion of the amortized cost basis of mortgage loans that the Company does not expect to collect, resulting in mortgage loans being presented at the net amount expected to be collected. In determining the Company's ACL, management applies significant judgment to estimate expected lifetime credit loss, including: (i) pooling mortgage loans that share similar risk characteristics, (ii) considering expected lifetime credit loss over the contractual term of its mortgage loans adjusted for expected prepayments and any extensions, and (iii) considering past events and current and forecasted economic conditions. Each of the Company's commercial, agricultural and residential mortgage loan portfolio segments are evaluated separately. The ACL is calculated for each mortgage loan portfolio segment based on inputs unique to each loan portfolio segment. On a quarterly basis, mortgage loans within a portfolio segment that share similar risk characteristics, such as internal risk ratings or consumer credit scores, are pooled for calculation of ACL. On an ongoing basis, mortgage loans with dissimilar risk characteristics (i.e., loans with significant declines in credit quality), such as collateral dependent mortgage loans (i.e., when the borrower is experiencing financial difficulty, including when foreclosure is reasonably possible or probable), are evaluated individually for credit loss. The ACL for loans evaluated individually are established using the same methodologies for all three portfolio segments. For example, the ACL for a collateral dependent loan is established as the excess of amortized cost over the estimated fair value of the loan's underlying collateral, less selling cost. Accordingly, the change in the estimated fair value of collateral dependent loans, which are evaluated individually for credit loss, is recorded as a change in the ACL which is recorded on a quarterly basis as a charge or credit to earnings in net investment gains (losses).

Commercial and Agricultural Mortgage Loan Portfolio Segments

Within each loan portfolio segment, commercial and agricultural loans are pooled by internal risk rating. Estimated lifetime loss rates, which vary by internal risk rating, are applied to the amortized cost of each loan, excluding accrued investment income, on a quarterly basis to develop the ACL. Internal risk ratings are based on an assessment of the loan's credit quality, which can change over time. The estimated lifetime loss rates are based on several loan portfolio segment-specific factors, including (i) the Company's experience with defaults and loss severity, (ii) expected default and loss severity over the forecast period, (iii) current and forecasted economic conditions including growth, inflation, interest rates and unemployment levels, (iv) loan specific characteristics including loan-to-value ("LTV") ratios, and (v) internal risk ratings. These evaluations are revised as conditions change and new information becomes available. In its evaluation, the Company uses its several decades of historical default and loss severity experience which capture multiple economic cycles. The Company uses a forecast of economic assumptions for a two-year period for most of its commercial and agricultural mortgage loans, while a one-year period is used for such loans originated in certain markets. After the applicable forecast period, the Company reverts to its historical loss experience using a straight-line basis over two years. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, recent loss and recovery trend experience as compared to historical loss and recovery experience, and loan specific characteristics including debt service coverage ratios ("DSCR"). In estimating expected lifetime credit loss over the term of its commercial mortgage loans, the Company adjusts for expected prepayment and extension experience during the forecast period using historical prepayment and extension experience considering the expected position in the economic cycle and the loan profile (i.e., floating rate, shorter-term fixed rate and longer-term fixed rate) and after the forecast period using long-term historical prepayment experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. In estimating expected lifetime credit loss over the term of its agricultural mortgage loans, the Company's experience is much less sensitive to the position in the economic cycle and by loan profile; accordingly, historical prepayment experience is used, while extension terms are not prevalent with the Company's agricultural mortgage loans.

11. Investments (continued)

Commercial mortgage loans are reviewed on an ongoing basis, which review includes, but is not limited to, an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, LTV ratios, DSCR and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher LTV ratios and lower DSCR. Agricultural mortgage loans are reviewed on an ongoing basis, which review includes, but is not limited to, property inspections, market analysis, estimated valuations of the underlying collateral, LTV ratios and borrower creditworthiness, as well as reviews on a geographic and property-type basis. The monitoring process for agricultural mortgage loans also focuses on higher risk loans.

For commercial mortgage loans, the primary credit quality indicator is the DSCR, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the DSCR, the higher the risk of experiencing a credit loss. The Company also reviews the LTV ratio of its commercial mortgage loan portfolio. LTV ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the LTV ratio, the higher the risk of experiencing a credit loss. The DSCR and the values utilized in calculating the ratio are updated routinely. In addition, the LTV ratio is routinely updated for all but the lowest risk loans as part of the Company's ongoing review of its commercial mortgage loan portfolio.

For agricultural mortgage loans, the Company's primary credit quality indicator is the LTV ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

After commercial and agricultural mortgage loans are approved, the Company makes commitments to lend and, typically, borrowers draw down on some or all of the commitments. The timing of mortgage loan funding is based on the commitment expiration dates. A liability for credit loss for unfunded commercial and agricultural mortgage loan commitments that is not unconditionally cancellable is recognized in earnings and is reported within net investment gains (losses). The liability is based on estimated lifetime loss rates as described above and the amount of the outstanding commitments, which for lines of credit, considers estimated utilization rates. When the commitment is funded or expires, the liability is adjusted accordingly.

Residential Mortgage Loan Portfolio Segment

The Company's residential mortgage loan portfolio is comprised primarily of purchased closed end, amortizing residential mortgage loans, including both performing loans purchased within 12 months of origination and reperforming loans purchased after they have been performing for at least 12 months post-modification. Residential mortgage loans are pooled by loan type (i.e., new origination and reperforming) and pooled by similar risk profiles (including consumer credit score and LTV ratios). Estimated lifetime loss rates, which vary by loan type and risk profile, are applied to the amortized cost of each loan excluding accrued investment income on a quarterly basis to develop the ACL. The estimated lifetime loss rates are based on several factors, including (i) industry historical experience and expected results over the forecast period for defaults, (ii) loss severity, (iii) prepayment rates, (iv) current and forecasted economic conditions including growth, inflation, interest rates and unemployment levels, and (v) loan pool specific characteristics including consumer credit scores, LTV ratios, payment history and home prices. These evaluations are revised as conditions change and new information becomes available. The Company uses industry historical experience which captures multiple economic cycles as the Company has purchased most of its residential mortgage loans in the last five years. The Company uses a forecast of economic assumptions for a two-year period for most of its residential mortgage loans. After the applicable forecast period, the Company reverts to industry historical loss experience using a straight-line basis over one year.

For residential mortgage loans, the Company's primary credit quality indicator is whether the loan is performing or nonperforming. The Company generally defines nonperforming residential mortgage loans as those that are 60 or more days past due and/or in nonaccrual status which is assessed monthly. Generally, nonperforming residential mortgage loans have a higher risk of experiencing a credit loss.

Modifications to Borrowers Experiencing Financial Difficulty

The Company may modify mortgage loans to borrowers. Each mortgage loan modification is evaluated to determine whether the borrower was experiencing financial difficulties. Disclosed below are those modifications, in materially impacted mortgage segments, where the borrower was determined to be experiencing financial difficulties and the mortgage loans were modified by any of the following means: principal forgiveness, interest rate reduction, other-than-

11. Investments (continued)

insignificant payment delay or maturity extension. The amount, timing and extent of modifications granted and subsequent performance are considered in determining any ACL recorded. All loans modified to borrowers experiencing financial difficulties are evaluated individually for credit loss as collateral dependent loans.

These mortgage loan modifications are summarized as follows:

| | Year Ended December 31, 2025 | | | | | |
| | Amortized Cost | | | Affected Loans (in Years) | | |
Portfolio Segment	Maturity Extension	Payment Delay	Total	Weighted Average Life Increase	Average Years Payment Deferral	% of Book Value
	(Dollars in millions)					
Commercial	$ 1,170	$ —	$ 1,170	4 Years	—	2.4 %
Agricultural	—	186	186	—	2 years	<1%
Total	$ 1,170	$ 186	$ 1,356			

| | Year Ended December 31, 2024 | | | | |
| | Amortized Cost | | | Affected Loans (in Years) | |
Portfolio Segment	Maturity Extension (1)	Payment Delay	Total	Weighted Average Life Increase	% of Book Value
	(Dollars in millions)				
Commercial	$ 641	$ —	$ 641	2 years	1.1 %

_____

(1)   Includes commercial mortgage loans with an amortized cost of $206 million that received interest rate reductions from 7.6% to 6.5% in addition to maturity extensions.

For the years ended December 31, 2025 and 2024, all commercial mortgage loans modified to borrowers experiencing financial difficulties and still outstanding were current. For the year ended December 31, 2024, commercial mortgage loans with an amortized cost of $182 million, which were previously extended, became delinquent and foreclosed within 12 months of modification.

Credit Quality of Mortgage Loans by Portfolio Segment

The amortized cost of commercial mortgage loans by credit quality indicator and vintage year was as follows at December 31, 2025:

Credit Quality Indicator	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total	% of Total
	(Dollars in millions)								
LTV ratios:									
Less than 65%	$ 2,636	$ 3,453	$ 1,965	$ 2,367	$ 2,639	$ 12,273	$ 1,578	$ 26,911	54.5 %
65% to 75%	402	566	648	2,282	1,316	2,461	—	7,675	15.5
76% to 80%	97	—	63	362	270	2,358	—	3,150	6.4
Greater than 80%	187	184	105	783	1,533	8,872	—	11,664	23.6
Total	$ 3,322	$ 4,203	$ 2,781	$ 5,794	$ 5,758	$ 25,964	$ 1,578	$ 49,400	100.0 %
DSCR:									
> 1.20x	$ 2,716	$ 3,832	$ 2,045	$ 5,004	$ 5,015	$ 21,492	$ 1,578	$ 41,682	84.4 %
1.00x - 1.20x	318	11	486	160	488	2,582	—	4,045	8.2
<1.00x	288	360	250	630	255	1,890	—	3,673	7.4
Total	$ 3,322	$ 4,203	$ 2,781	$ 5,794	$ 5,758	$ 25,964	$ 1,578	$ 49,400	100.0 %

11. Investments (continued)

The amortized cost of agricultural mortgage loans by credit quality indicator and vintage year was as follows at December 31, 2025:

Credit Quality Indicator	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total	% of Total
				(Dollars in millions)					
LTV ratios:									
Less than 65%	$ 1,340	$ 698	$ 1,199	$ 2,198	$ 2,327	$ 8,683	$ 1,422	$ 17,867	91.4 %
65% to 75%	85	47	77	285	258	575	73	1,400	7.2
76% to 80%	—	—	—	22	30	3	4	59	0.3
Greater than 80%	—	12	—	148	—	51	14	225	1.1
Total	$ 1,425	$ 757	$ 1,276	$ 2,653	$ 2,615	$ 9,312	$ 1,513	$ 19,551	100.0 %

The amortized cost of residential mortgage loans by credit quality indicator and vintage year was as follows at December 31, 2025:

Credit Quality Indicator	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total	% of Total
				(Dollars in millions)					
Performance indicators:									
Performing	$ 2,575	$ 2,253	$ 777	$ 2,182	$ 1,791	$ 6,699	$ —	$ 16,277	96.9 %
Nonperforming (1)	9	56	53	90	40	275	—	523	3.1
Total	$ 2,584	$ 2,309	$ 830	$ 2,272	$ 1,831	$ 6,974	$ —	$ 16,800	100.0 %

_____

(1)   Includes residential mortgage loans in process of foreclosure with an amortized cost of $186 million and $140 million at December 31, 2025 and 2024, respectively.

Past Due and Nonaccrual Mortgage Loans

The Company has a high quality, well performing mortgage loan portfolio, with 98% of all mortgage loans classified as performing at both December 31, 2025 and 2024. The Company defines delinquency in a manner consistent with industry practice, when mortgage loans are past due more than two or more months, as applicable, by portfolio segment. The past due and nonaccrual mortgage loans at amortized cost, prior to ACL by portfolio segment, were as follows:

	December 31,					
	2025	2024	2025	2024	2025	2024
Portfolio Segment	Past Due		Past Due and Still Accruing Interest		Nonaccrual	
			(In millions)			
Commercial	$ 682	$ 773	$ 3	$ —	$ 1,915	$ 1,123
Agricultural	252	341	66	262	225	89
Residential	523	464	23	18	500	446
Total	$ 1,457	$ 1,578	$ 92	$ 280	$ 2,640	$ 1,658

11. Investments (continued)

Real Estate and REJV

The Company's real estate investment portfolio is diversified by property type, geography and income stream, including income from operating leases, operating income and equity in earnings from equity method REJV. Real estate investments, by income type, as well as income earned, were as follows at and for the periods indicated:

	December 31,			Years Ended December 31,		
	2025		**2024**	**2025**	**2024**	**2023**
Income Type	Carrying Value			Income		
	(In millions)					
Wholly-owned real estate:						
Leased real estate	$ 4,174	$	4,283	$ 358	$ 341	$ 366
Other real estate	710		650	364	291	297
REJV	8,556		8,409	125	(192)	(225)
Total real estate and REJV	$ 13,440	$	13,342	$ 847	$ 440	$ 438

Depreciation expense on real estate investments was $117 million, $124 million and $112 million for the years ended December 31, 2025, 2024 and 2023, respectively. Real estate investments were net of accumulated depreciation of $1.1 billion and $1.0 billion at December 31, 2025 and 2024, respectively.

Leases

<u>*Leased Real Estate Investments - Operating Leases*</u>

The Company, as lessor, leases investment real estate, principally commercial real estate for office and retail use, through a variety of operating lease arrangements, which typically include tenant reimbursement for property operating costs and options to renew or extend the lease. In some circumstances, leases may include an option for the lessee to purchase the property. In addition, certain leases of retail space may stipulate that a portion of the income earned is contingent upon the level of the tenants' revenues. The Company has elected a practical expedient of not separating non-lease components related to reimbursement of property operating costs from associated lease components. These property operating costs have the same timing and pattern of transfer as the related lease component, because they are incurred over the same period of time as the operating lease. Therefore, the combined component is accounted for as a single operating lease. Risk is managed through lessee credit analysis, property type diversification, and geographic diversification. Leased real estate investments and income earned, by property type, were as follows at and for the periods indicated:

	December 31,			Years Ended December 31,		
	2025		**2024**	**2025**	**2024**	**2023**
Property Type	Carrying Value			Income		
	(In millions)					
Leased real estate investments:						
Office	$ 2,271	$	2,138	$ 222	$ 206	$ 228
Retail	622		766	45	45	47
Apartment	511		596	47	46	47
Land	488		522	25	24	24
Industrial	199		190	14	15	15
Hotel	83		71	5	5	5
Total leased real estate investments	$ 4,174	$	4,283	$ 358	$ 341	$ 366

Future contractual receipts under operating leases at December 31, 2025 were $265 million in 2026, $213 million in 2027, $184 million in 2028, $157 million in 2029, $130 million in 2030, $883 million thereafter and, in total, were $1.8 billion.

11. Investments (continued)

Other Invested Assets

Other invested assets is comprised primarily of freestanding derivatives with positive estimated fair values (see Note 12), COLI (see Note 1), direct financing and leveraged leases (see Note 1), annuities funding structured settlement claims (see Note 1), operating joint ventures (see Notes 1 and 25), FHLBNY common stock (see "— Invested Assets on Deposit, Held in Trust and Pledged as Collateral") and tax credit and renewable energy partnerships (see Note 1).

<u>*Tax Equity Investments*</u>

The Company invests in certain tax equity investments, including low income housing tax credit partnerships and renewable energy partnerships. The carrying value of tax equity investments, reported in other invested assets on the consolidated balance sheets, was $676 million and $714 million at December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, income tax credits and other income tax benefits of $130 million and $149 million, respectively, and amortized expense of $117 million and $134 million, respectively, were recognized net as a component of income tax expense in the Company's consolidated statement of operations.

Cash Equivalents

Cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $11.5 billion and $11.9 billion, at estimated fair value, at December 31, 2025 and 2024, respectively.

Concentrations of Credit Risk

Investments in any counterparty that were greater than 10% of the Company's equity, other than the U.S. government and its agencies, at estimated fair value, were in fixed income securities of the following foreign governments and their agencies:

	December 31,	
	2025	2024
	(In millions)	
Japan	$ 16,265	$ 18,886
South Korea	$ 5,971	$ 6,078
Mexico	$ 4,190	$ 3,468

Securities Lending Transactions and Repurchase Agreements

<u>*Securities, Collateral and Reinvestment Portfolio*</u>

Transactions and agreements accounted for as secured borrowings were as follows:

	December 31,					
	2025			2024		
	Securities (1)	Cash Collateral Received from Counterparties (2)	Reinvestment Portfolio at Estimated Fair Value	Securities (1)	Cash Collateral Received from Counterparties (2)	Reinvestment Portfolio at Estimated Fair Value
Agreement Type	Estimated Fair Value			Estimated Fair Value		
	(In millions)					
Securities lending	$ 11,866	$ 12,198	$ 12,082	$ 11,119	$ 11,404	$ 11,202
Repurchase agreements	$ 3,002	$ 2,975	$ 2,948	$ 3,019	$ 2,975	$ 2,925

(1) These securities were included within fixed maturity securities AFS, short-term investments and cash equivalents at December 31, 2025 and within fixed maturity securities AFS at December 31, 2024. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge these securities.

(2) The liability for cash collateral is included within payables for collateral under securities loaned and other transactions.

11. Investments (continued)

Contractual Maturities

Contractual maturities of these transactions and agreements accounted for as secured borrowings were as follows:

			December 31,							
	2025					**2024**				
	Remaining Maturities					**Remaining Maturities**				
Cash collateral liability by security type:	**Open (1)**	**1 Month or Less**	**Over 1 Month to 6 Months**	**Over 6 Months to 1 Year**	**Total**	**Open (1)**	**1 Month or Less**	**Over 1 Month to 6 Months**	**Over 6 Months to 1 Year**	**Total**
					(In millions)					
Securities lending:										
U.S. government and agency	$ 1,986	$ 3,911	$ 4,880	$ —	$10,777	$ 2,987	$ 4,986	$ 2,089	$ —	$10,062
Foreign government	—	755	355	—	1,110	—	677	493	—	1,170
Agency RMBS	—	311	—	—	311	—	108	64	—	172
Total	$ 1,986	$ 4,977	$ 5,235	$ —	$12,198	$ 2,987	$ 5,771	$ 2,646	$ —	$11,404
Repurchase agreements:										
U.S. government and agency	$ —	$ 2,975	$ —	$ —	$ 2,975	$ —	$ 2,975	$ —	$ —	$ 2,975

_____

(1)   The related security could be returned to the Company on the next business day, which would require the Company to immediately return the cash collateral.

If the Company is required to return significant amounts of cash collateral on short notice and is forced to sell investments to meet the return obligation, it may have difficulty selling such collateral that is invested in a timely manner, be forced to sell investments in a volatile or illiquid market for less than what otherwise would have been realized under normal market conditions, or both.

The securities lending and repurchase agreement reinvestment portfolios consist principally of high quality, liquid, publicly traded fixed maturity securities AFS, short-term investments, cash equivalents or cash. If the securities in the reinvestment portfolio become less liquid, liquidity resources within the general account are available to meet any potential cash demands when securities are put back by the counterparty.

Invested Assets on Deposit, Held in Trust and Pledged as Collateral

Invested assets on deposit, held in trust and pledged as collateral are presented below at estimated fair value for all asset classes, except mortgage loans, which are presented at carrying value and were as follows at:

	December 31,		
	2025		**2024**
	(In millions)		
Invested assets on deposit (regulatory deposits)	$	1,396	$ 1,515
Invested assets held in trust (external reinsurance agreements) (1)		1,775	1,255
Invested assets pledged as collateral (2)		27,663	27,125
Total invested assets on deposit, held in trust and pledged as collateral	$	30,834	$ 29,895

_____

(1)   Represents assets held in trust related to assumed third-party reinsurance agreements. Excludes assets held in trust related to reinsurance agreements between wholly-owned subsidiaries of $1.8 billion and $1.9 billion at December 31, 2025 and 2024, respectively.

(2)   The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 5), derivative transactions (see Note 12), secured debt and short-term debt related to repurchase agreements (see Note 16), and a collateral financing arrangement (see Note 17).

11. Investments (continued)

See "— Securities Lending Transactions and Repurchase Agreements" for information regarding securities supporting securities lending transactions and repurchase agreements and Note 10 for information regarding investments designated to the closed block. In addition, the Company's investment in FHLBNY common stock, included within other invested assets, which is considered restricted until redeemed by the issuer, was $700 million and $699 million, at redemption value, at December 31, 2025 and 2024, respectively.

At December 31, 2025, the Company maintained invested assets and cash and cash equivalents that are subject to ceded reinsurance arrangements with third parties and joint ventures of $22.4 billion, which included cash and cash equivalents of $1.2 billion.

Collectively Significant Equity Method Investments

The Company held equity method investments of $24.7 billion at December 31, 2025, comprised primarily of OLPI, REJV and real estate funds, tax equity and renewable energy partnerships and operating joint ventures. The Company's maximum exposure to loss related to these equity method investments was limited to the carrying value of these investments plus $6.9 billion of unfunded commitments at December 31, 2025.

As described in Note 1, the Company generally recognizes its share of earnings in its equity method investments within net investment income using a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) for two of the three most recent annual periods: 2025 and 2024.

The following aggregated summarized financial data reflects the latest available financial information and does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities. Aggregate total assets of these entities totaled $1.4 trillion and $1.3 trillion at December 31, 2025 and 2024, respectively. Aggregate total liabilities of these entities totaled $164.0 billion and $154.1 billion at December 31, 2025 and 2024, respectively. Aggregate net income (loss) of these entities totaled $99.4 billion, $63.7 billion and $32.8 billion for the years ended December 31, 2025, 2024 and 2023, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income (loss) and realized and unrealized investment gains (losses).

Variable Interest Entities

The Company has invested in legal entities that are VIEs. Legal entities are determined to be VIEs if (1) the equity investors lack (i) the ability to control the entity, (ii) the obligation to absorb losses or (iii) the rights to receive returns of the entity, or (2) the entity lacks sufficient equity to finance its activities without subordinated financial support provided by parties which are not equity holders.

For VIEs, the Company determines whether it is the primary beneficiary, which involves an evaluation of the purpose and design of the entity and whether, based on the design of the entity, the Company has both (1) the power to direct the activities of the entity which most significantly affect the economic performance of the entity and (2) the obligation to absorb losses or the right to receive benefits that are potentially significant to the VIE. Significant judgment is required in the primary beneficiary determination, which includes an evaluation of the substance of contractual arrangements and voting agreements, the rights of other investors in an entity and potential financial results of the entity.

The Company continuously assesses if facts or circumstances indicate that a potential change in the primary beneficiary has occurred. This could include new contractual arrangements of an entity or changes in the investors of an entity. As a result of changes in circumstances, the Company may consolidate or deconsolidate a VIE.

<ins>*Consolidated VIEs*</ins>

The Company is the asset manager of certain asset-backed securitization entities, primarily CLOs, for which the Company earns asset management fees. The Company may invest in securities issued by these entities. The Company is also the asset manager of certain investment fund structures in which the Company also invests.

The Company has analyzed its relationships with the CLOs and investment fund structures and determined that it is the primary beneficiary of these entities. This analysis includes a review of the rights and responsibilities as the asset manager, the rights of the investors in the entity, and the exposure of the Company to the potential losses and returns of the entity.

11. Investments (continued)

The assets of the VIEs may only be used to satisfy the liabilities of VIE. The Company is not required to, and has not provided material financial support, other than its investment in these VIEs.

The Company is also the primary beneficiary of certain investment funds and partnership entities in which the Company has invested but is not the asset manager.

The table below reflects the carrying amount and balance sheet classification in which the assets and liabilities of consolidated VIEs are reported. The liabilities primarily comprise debt instruments issued by the VIEs. The creditors of these VIEs do not have recourse to the Company in excess of the assets contained within the respective VIEs.

	December 31,			
	2025	2024	2025	2024
Asset Type	**Consolidated VIEs for which the Company is the Asset Manager**		**Other Consolidated VIEs**	
	(In millions)			
FVO securities primarily held by CFEs	$ 1,300	$ —	$ —	$ —
Contractholder-directed equity securities	451	—	—	—
Real estate and REJVs	81	—	221	183
Investment funds (1)	490	375	—	—
Renewable energy partnership (1)	—	—	45	49
Leases (1)	25	—	—	—
Cash and cash equivalents	90	3	6	8
Other	21	9	34	65
Total assets of consolidated VIEs	$ 2,458	$ 387	$ 306	$ 305
Short-term debt	$ —	$ —	$ 117	$ 133
Long-term debt	28	—	—	—
Notes issued by CFEs	1,206	—	—	—
Other liabilities	158	3	9	7
Total liabilities of consolidated VIEs	$ 1,392	$ 3	$ 126	$ 140

_____

(1)   Included in other invested assets.

Unconsolidated VIEs

The Company has determined that it is not the primary beneficiary of certain VIEs because the Company does not have both (1) the power to direct the activities of the entity which most significantly affect the economic performance of the entity and (2) the obligation to absorb losses or the right to receive benefits that are potentially significant to the VIE.

The Company invests in structured products issued by CFEs or securitization entities that are VIEs which typically do not have substantial equity. Its investments in these structured products are fixed maturity securities investments and include mortgage-backed securities, and ABS & CLOs. The Company's exposure to losses of these entities is limited to the amount of its investment, See "— Fixed Maturity Securities AFS" for details regarding amounts and classification of these assets.

The Company also invests in or provides loans to other legal entities that are VIEs. These primarily include hedge funds, private equity funds and similar entities that are classified within OLPIs, REJVs, other invested assets, fixed maturity securities, FVO securities and mortgage loans. The Company's maximum exposure to loss for these VIEs is limited to the carrying value of the equity investment plus any unfunded capital commitments. The carrying value of these investments was $24.6 billion and $20.4 billion at December 31, 2025 and 2024, respectively, and the Company's unfunded commitments were $6.2 billion and $4.7 billion at December 31, 2025 and 2024, respectively.

In connection with a certain reinsurance agreement, collateral securing the reinsurance agreement was transferred to trusts that do not have substantial equity. For managing these assets, MIM will recognize asset management fees which

11. Investments (continued)

represent a variable interest. The Company's maximum exposure to loss is limited to the asset management fee revenue that has been earned but not yet received.

The Company did not provide financial or other support that it was not contractually obligated to provide to entities designated as VIEs for the years ended December 31, 2025 or 2024.

Net Investment Income

The composition of net investment income by asset type was as follows:

		Years Ended December 31,				
Asset Type		**2025**		**2024**		**2023**
			(In millions)			
Fixed maturity securities AFS (1)	$	14,559	$	13,598	$	12,990
Equity securities		23		23		32
FVO securities		225		205		188
Mortgage loans (1)		4,466		4,734		4,761
Policy loans		449		453		471
Real estate and REJV		847		440		438
OLPI (1)		1,197		965		454
Cash, cash equivalents and short-term investments (1)		993		1,122		1,011
Operating joint ventures		178		175		38
Other		505		715		604
Subtotal investment income		23,442		22,430		20,987
Less: Investment expenses		2,100		2,248		2,262
Subtotal, net		21,342		20,182		18,725
Unit-linked investments		1,217		1,091		1,183
Net investment income	$	22,559	$	21,273	$	19,908

Net Investment Income Information						
Net realized and unrealized gains (losses) recognized in net investment income:						
Net realized gains (losses) from sales and disposals (primarily FVO securities and Unit-linked investments)	$	357	$	270	$	207
Net unrealized gains (losses) from changes in estimated fair value (primarily FVO securities and Unit-linked investments)		783		931		1,168
Net realized and unrealized gains (losses) recognized in net investment income	$	1,140	$	1,201	$	1,375
Changes in estimated fair value subsequent to purchase of FVO securities and Unit-linked investments still held at the end of the respective periods and recognized in net investment income	$	1,036	$	925	$	1,119
Equity method investments net investment income (primarily REJV, OLPI, tax credit and renewable energy partnerships and operating joint ventures)	$	1,554	$	988	$	151

_____

(1)   Includes net investment income related to invested assets and cash and cash equivalents that are subject to ceded reinsurance with third parties.

11. Investments (continued)

Net Investment Gains (Losses)

Net Investment Gains (Losses) by Asset Type and Transaction Type

The composition of net investment gains (losses) by asset type and transaction type was as follows:

	Years Ended December 31,		
Asset Type	**2025**	**2024**	**2023**
		(In millions)	
Fixed maturity securities AFS (1)	$ (631)	$ (731)	$ (2,471)
Equity securities	65	(18)	81
Mortgage loans (1)	(676)	(289)	(270)
Real estate and REJV (excluding changes in estimated fair value)	59	245	69
OLPI (excluding changes in estimated fair value) (2)	24	(55)	12
Other gains (losses)	(10)	(3)	(158)
Subtotal	(1,169)	(851)	(2,737)
Change in estimated fair value of OLPI and REJV	—	4	(6)
Non-investment portfolio gains (losses)	24	(337)	(81)
Subtotal	24	(333)	(87)
Net investment gains (losses)	$ (1,145)	$ (1,184)	$ (2,824)
Transaction Type			
Realized gains (losses) on investments sold or disposed (1), (2)	$ (371)	$ (436)	$ (1,028)
Impairment (losses) (1)	(180)	(101)	(1,498)
Recognized gains (losses):			
Change in ACL recognized in earnings	(708)	(248)	(271)
Unrealized net gains (losses) recognized in earnings	90	(62)	54
Total recognized gains (losses)	(618)	(310)	(217)
Non-investment portfolio gains (losses)	24	(337)	(81)
Net investment gains (losses)	$ (1,145)	$ (1,184)	$ (2,824)
Net Investment Gains (Losses) Information			
Changes in estimated fair value subsequent to purchase of equity securities still held at the end of the respective periods and recognized in net investment gains (losses)	$ 62	$ (39)	$ 22
Other gains (losses) include:			
Gains (losses) on disposed investments which were previously in a qualified cash flow hedge relationship	$ (20)	$ (3)	$ (7)
Gains (losses) on leveraged leases and renewable energy partnerships	$ 9	$ 12	$ 24
Foreign currency gains (losses)	$ 156	$ (79)	$ 52
Net Realized Investment Gains (Losses) From Sales and Disposals of Investments			
Recognized in net investment gains (losses)	$ (371)	$ (436)	$ (1,028)
Recognized in net investment income	357	270	207
Net realized investment gains (losses) from sales and disposals of investments	$ (14)	$ (166)	$ (821)

____

(1) Includes a net loss of $1.2 billion during the year ended December 31, 2023 for investments disposed of in connection with a reinsurance transaction. The net loss was comprised of ($1.3) billion of impairments and $95 million of realized gains on disposal for fixed maturity securities AFS, ($56) million of adjustments to mortgage loans, reflected as

11. Investments (continued)

impairments (calculated at lower of amortized cost or estimated fair value), and ($2) million of realized losses on disposal for mortgage loans.

(2) Includes a net loss of $2 million and $46 million during the years ended December 31, 2025 and 2024, respectively, for private equity investments sold. For the years ended December 31, 2025 and 2024, the Company sold $43 million and $798 million, respectively, in portfolios of investments to a fund for proceeds of $41 million and $752 million, respectively, in cash and receivables secured by the value of the fund. The Company has entered into an agreement to serve as the asset manager of the fund for which it will receive a management fee.

Fixed Maturity Securities AFS and Equity Securities – Composition of Net Investment Gains (Losses)

The composition of net investment gains (losses) for these securities is as follows:

	Years Ended December 31,		
Fixed Maturity Securities AFS	**2025**	**2024**	**2023**
		(In millions)	
Proceeds	$ 29,702	$ 28,690	$ 40,625
Gross investment gains	$ 413	$ 489	$ 563
Gross investment (losses)	(950)	(1,178)	(1,732)
Realized gains (losses) on sales and disposals	(537)	(689)	(1,169)
Net credit loss (provision) release (change in ACL recognized in earnings)	(89)	23	(2)
Impairment (losses)	(5)	(65)	(1,300)
Net credit loss (provision) release and impairment (losses)	(94)	(42)	(1,302)
Net investment gains (losses)	$ (631)	$ (731)	$ (2,471)
Equity Securities			
Realized gains (losses) on sales and disposals	$ (24)	$ 47	$ 21
Unrealized net gains (losses) recognized in earnings	89	(65)	60
Net investment gains (losses)	$ 65	$ (18)	$ 81

12. Derivatives

Accounting for Derivatives

See Note 1 for a description of the Company's accounting policies for derivatives and Note 13 for information about the fair value hierarchy for derivatives.

Derivative Strategies

The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. To a lesser extent, the Company uses credit default swaps and structured interest rate swaps to synthetically replicate investment risks and returns which are not readily available in the cash markets.

Interest Rate Derivatives

The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, interest rate total return swaps, caps, floors, swaptions, futures and forwards.

12. Derivatives (continued)

Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value, cash flow and nonqualifying hedging relationships.

The Company uses structured interest rate swaps to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. government and agency, or other fixed maturity securities AFS. Structured interest rate swaps are included in interest rate swaps and are not designated as hedging instruments.

Interest rate total return swaps are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and a benchmark interest rate, calculated by reference to an agreed notional amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date. Interest rate total return swaps are used by the Company to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). The Company utilizes interest rate total return swaps in nonqualifying hedging relationships.

The Company purchases interest rate caps primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, and interest rate floors primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in nonqualifying hedging relationships.

In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts and to pledge initial margin based on futures exchange requirements. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge (i) mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, (ii) against changes in value of securities the Company owns or anticipates acquiring, (iii) against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance, and (iv) minimum guarantees embedded in certain variable annuity products issued by the Company. The Company utilizes exchange-traded interest rate futures in nonqualifying hedging relationships.

Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities and invested assets. A swaption is an option to enter into a swap with a forward starting effective date. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. In certain instances, the Company may enter into a combination of transactions to hedge changes in interest rates within a pre-determined range through the purchase and sale of options. The Company utilizes swaptions in nonqualifying hedging relationships. Swaptions are included in interest rate options.

The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow and nonqualifying hedging relationships.

Synthetic GICs are contracts that simulate the performance of traditional GICs through the use of financial instruments. The contractholder owns the underlying assets, and the Company provides a guarantee (or "wrap") on the participant funds for an annual risk charge. The Company's maximum exposure to loss on synthetic GICs is the notional amount, in the event the values of all of the underlying assets were reduced to zero. The Company's risk is substantially lower due to contractual provisions that limit the portfolio to high quality assets, which are pre-approved and monitored for compliance, as well as the collection of risk charges. In addition, the crediting rates reset periodically to amortize market value gains and losses over a period equal to the duration of the wrapped portfolio, subject to a 0% floor. While plan

12. Derivatives (continued)

participants may transact at book value, contractholder withdrawals may only occur immediately at market value, or at book value paid over a period of time per contract provisions. Synthetic GICs are not designated as hedging instruments.

Foreign Currency Exchange Rate Derivatives

The Company uses foreign currency exchange rate derivatives, including foreign currency swaps, foreign currency forwards, currency options and exchange-traded currency futures, to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency derivatives to hedge the foreign currency exchange rate risk associated with certain of its net investments in foreign operations.

In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and nonqualifying hedging relationships.

In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company utilizes foreign currency forwards in fair value, NIFO hedges and nonqualifying hedging relationships.

The Company enters into currency options that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign currency exchange rate and the strike price. The Company uses currency options to hedge against the foreign currency exposure inherent in certain of its variable annuity products. The Company also uses currency options as an economic hedge of foreign currency exposure related to the Company's non-U.S. subsidiaries. The Company utilizes currency options in NIFO hedges.

To a lesser extent, the Company uses exchange-traded currency futures to hedge currency mismatches between assets and liabilities, and to hedge minimum guarantees embedded in certain variable annuity products issued by the Company. The Company utilizes exchange-traded currency futures in nonqualifying hedging relationships.

Credit Derivatives

The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional amount in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations and involuntary restructuring for corporate obligors, as well as repudiation, moratorium or governmental intervention for sovereign obligors. In each case, payout on a credit default swap is triggered only after the relevant third party, Credit Derivatives Determinations Committee determines that a credit event has occurred. The Company utilizes credit default swaps in nonqualifying hedging relationships.

The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. government and agency, or other fixed maturity securities AFS. These credit default swaps are not designated as hedging instruments.

The Company enters into forwards to lock in the price to be paid for forward purchases of certain securities. The price is agreed upon at the time of the contract and payment for the contract is made at a specified future date. When the primary purpose of entering into these transactions is to hedge against the risk of changes in purchase price due to changes in credit spreads, the Company designates these transactions as credit forwards. The Company utilizes credit forwards in cash flow hedging relationships.

12. Derivatives (continued)

Equity Derivatives

The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, equity variance swaps, exchange-traded equity futures and equity total return swaps.

Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products issued by the Company. To hedge against changes in equity indices, the Company enters into contracts to sell the underlying equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Certain of these contracts may also contain settlement provisions linked to interest rates. In certain instances, the Company may enter into a combination of transactions to hedge changes in equity indices within a pre-determined range through the purchase and sale of options. The Company utilizes equity index options in nonqualifying hedging relationships.

Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products issued by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. The Company utilizes equity variance swaps in nonqualifying hedging relationships.

In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts and to pledge initial margin based on futures exchange requirements. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge minimum guarantees embedded in certain variable annuity products issued by the Company. The Company utilizes exchange-traded equity futures in nonqualifying hedging relationships.

In an equity total return swap, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and a benchmark interest rate, calculated by reference to an agreed notional amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. The Company uses equity total return swaps to hedge its equity market guarantees in certain of its insurance products. Equity total return swaps can be used as hedges or to synthetically create investments. The Company utilizes equity total return swaps in nonqualifying hedging relationships.

Other Derivatives

Longevity swaps are used by the Company primarily to mitigate risks associated with life expectancy and unanticipated changes in mortality rates. The Company utilizes longevity swaps in nonqualifying hedging relationships.

12. Derivatives (continued)

Primary Risks Managed by Derivatives

The following table presents the primary underlying risk exposure, gross notional amount and estimated fair value of the Company's derivatives, excluding embedded derivatives, held at:

		December 31,					
		2025			2024		
			Estimated Fair Value			Estimated Fair Value	
	Primary Underlying Risk Exposure	Gross Notional Amount	Assets	Liabilities	Gross Notional Amount	Assets	Liabilities
		(In millions)					
Derivatives Designated as Hedging Instruments:							
Fair value hedges:							
Interest rate swaps	Interest rate	$ 4,924	$ 923	$ 706	$ 5,188	$ 1,018	$ 666
Foreign currency swaps	Foreign currency exchange rate	1,607	33	22	1,454	33	67
Foreign currency forwards	Foreign currency exchange rate	—	—	—	150	—	41
Subtotal		6,531	956	728	6,792	1,051	774
Cash flow hedges:							
Interest rate swaps	Interest rate	4,002	—	267	4,154	—	359
Interest rate forwards	Interest rate	4,389	16	1,049	4,901	56	880
Foreign currency swaps	Foreign currency exchange rate	47,097	2,358	2,184	45,879	2,858	1,877
Subtotal		55,488	2,374	3,500	54,934	2,914	3,116
NIFO hedges:							
Foreign currency forwards	Foreign currency exchange rate	1,052	32	10	1,553	42	—
Currency options	Foreign currency exchange rate	3,000	264	—	3,000	536	—
Subtotal		4,052	296	10	4,553	578	—
Total qualifying hedges		66,071	3,626	4,238	66,279	4,543	3,890
Derivatives Not Designated or Not Qualifying as Hedging Instruments:							
Interest rate swaps	Interest rate	24,623	1,409	1,434	29,238	1,414	1,263
Interest rate floors	Interest rate	5,640	34	—	6,169	38	—
Interest rate caps	Interest rate	14,898	48	1	17,998	133	1
Interest rate futures	Interest rate	1,679	1	3	1,667	1	1
Interest rate options	Interest rate	23,820	155	130	34,939	210	217
Interest rate forwards	Interest rate	2,731	16	176	3,128	135	77
Synthetic GICs	Interest rate	52,664	—	—	49,599	—	—
Foreign currency swaps	Foreign currency exchange rate	10,210	1,167	175	10,708	1,192	190
Foreign currency forwards	Foreign currency exchange rate	15,694	85	1,012	13,471	47	1,277
Currency futures	Foreign currency exchange rate	292	—	1	301	1	—
Credit default swaps — purchased	Credit	2,739	2	58	2,791	14	67
Credit default swaps — written	Credit	8,873	153	1	11,764	201	5
Equity futures	Equity market	1,380	5	2	1,840	9	6
Equity index options	Equity market	16,253	337	281	12,743	233	253
Equity variance swaps	Equity market	96	—	2	114	—	3
Equity total return swaps	Equity market	2,413	7	34	1,799	41	9
Longevity swaps	Longevity	1,000	—	—	1,000	—	—
Total non-designated or nonqualifying derivatives		185,005	3,419	3,310	199,269	3,669	3,369
Total		$ 251,076	$ 7,045	$ 7,548	$ 265,548	$ 8,212	$ 7,259

Included in the table above, the Company uses various OTC and exchange traded derivatives to hedge variable annuity guarantees. The table below presents the gross notional amount, estimated fair value and primary underlying risk exposure of the derivatives hedging variable annuity guarantees accounted for as MRBs:

12. Derivatives (continued)

	December 31, 2025			December 31, 2024		
		Estimated Fair Value			Estimated Fair Value	
Primary Underlying Risk Exposure	**Gross Notional Amount**	**Assets**	**Liabilities**	**Gross Notional Amount**	**Assets**	**Liabilities**
			(In millions)			
Derivatives Not Designated or Not Qualifying as Hedging Instruments:						
Interest rate	$ 8,450	$ 10	$ 524	$ 8,913	$ 11	$ 768
Foreign currency exchange rate	328	2	9	378	—	2
Equity market	2,844	152	104	4,294	132	113
	$ 11,622	$ 164	$ 637	$ 13,585	$ 143	$ 883

The change in estimated fair values and earned income of derivatives hedging variable annuity guarantees, recorded in net derivative gains (losses), was ($294) million and ($476) million for the years ended December 31, 2025 and 2024, respectively.

Based on gross notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at either December 31, 2025 or 2024. The Company's use of derivatives includes (i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules, (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship, (iii) derivatives that economically hedge MRBs that do not qualify for hedge accounting because the changes in estimated fair value of the MRBs are already recorded in net income, and (iv) written credit default swaps and interest rate swaps that are used to synthetically create investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these nonqualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

12. Derivatives (continued)

The Effects of Derivatives on the Consolidated Statements of Operations and Comprehensive Income (Loss)

The following table presents the consolidated financial statement location and amount of gain (loss) recognized on fair value, cash flow, NIFO, nonqualifying hedging relationships and embedded derivatives:

	Year Ended December 31, 2025						
	Net Investment Income	Net Investment Gains (Losses)	Net Derivative Gains (Losses)	Policyholder Benefits and Claims	Interest Credited to PABs	Other Expenses	OCI
	(In millions)						
Gain (Loss) on Fair Value Hedges:							
Interest rate derivatives:							
Derivatives designated as hedging instruments (1)	$ (1)	$ —	N/A	$ 41	$ 43	$ —	N/A
Hedged items	1	—	N/A	(60)	(42)	—	N/A
Foreign currency exchange rate derivatives:							
Derivatives designated as hedging instruments (1)	(17)	9	N/A	—	125	—	N/A
Hedged items	14	(7)	N/A	—	(126)	—	N/A
Amount excluded from the assessment of hedge effectiveness	—	(6)	N/A	—	—	—	(24)
Subtotal	(3)	(4)	N/A	(19)	—	—	(24)
Gain (Loss) on Cash Flow Hedges:							
Interest rate derivatives: (1)							
Amount of gains (losses) deferred in AOCI	N/A	N/A	N/A	N/A	N/A	N/A	$ (237)
Amount of gains (losses) reclassified from AOCI into income	29	(21)	—	—	—	—	(8)
Foreign currency exchange rate derivatives: (1)							
Amount of gains (losses) deferred in AOCI	N/A	N/A	N/A	N/A	N/A	N/A	(819)
Amount of gains (losses) reclassified from AOCI into income	5	1,352	—	—	—	—	(1,357)
Foreign currency transaction gains (losses) on hedged items	—	(1,350)	—	—	—	—	—
Credit derivatives: (1)							
Amount of gains (losses) deferred in AOCI	N/A	N/A	N/A	N/A	N/A	N/A	—
Amount of gains (losses) reclassified from AOCI into income	—	1	—	—	—	—	(1)
Subtotal	34	(18)	—	—	—	—	(2,422)
Gain (Loss) on NIFO Hedges:							
Foreign currency exchange rate derivatives (1)	N/A	—	N/A	N/A	N/A	N/A	62
Non-derivative hedging instruments	N/A	N/A	N/A	N/A	N/A	N/A	(1)
Subtotal	N/A	—	N/A	N/A	N/A	N/A	61
Gain (Loss) on Derivatives Not Designated or Not Qualifying as Hedging Instruments:							
Interest rate derivatives (1)	—	N/A	(730)	N/A	N/A	N/A	N/A
Foreign currency exchange rate derivatives (1)	—	N/A	(698)	N/A	N/A	N/A	N/A
Credit derivatives — purchased (1)	—	N/A	(17)	N/A	N/A	N/A	N/A
Credit derivatives — written (1)	—	N/A	24	N/A	N/A	N/A	N/A
Equity derivatives (1)	(40)	N/A	(1,000)	N/A	N/A	N/A	N/A
Foreign currency transaction gains (losses) on hedged items	—	N/A	220	N/A	N/A	N/A	N/A
Subtotal	(40)	N/A	(2,201)	N/A	N/A	N/A	N/A
Earned income on derivatives	145	—	430	8	(152)	—	—
Synthetic GICs	N/A	N/A	81	N/A	N/A	N/A	N/A
Embedded derivatives — ceded reinsurance	N/A	N/A	(248)	N/A	N/A	N/A	N/A
Embedded derivatives — other	N/A	N/A	(1)	N/A	N/A	N/A	N/A
Total	$ 136	$ (22)	$ (1,939)	$ (11)	$ (152)	$ —	$ (2,385)

12. Derivatives (continued)

	Year Ended December 31, 2024						
	Net Investment Income	Net Investment Gains (Losses)	Net Derivative Gains (Losses)	Policyholder Benefits and Claims	Interest Credited to PABs	Other Expenses	OCI
				(In millions)			
Gain (Loss) on Fair Value Hedges:							
Interest rate derivatives:							
Derivatives designated as hedging instruments (1)	$ —	$ —	N/A	$ (176)	$ (59)	$ —	N/A
Hedged items	—	—	N/A	150	54	—	N/A
Foreign currency exchange rate derivatives:							
Derivatives designated as hedging instruments (1)	2	(44)	N/A	—	(90)	—	N/A
Hedged items	(1)	32	N/A	—	90	—	N/A
Amount excluded from the assessment of hedge effectiveness	—	(6)	N/A	—	—	—	N/A
Subtotal	1	(18)	N/A	(26)	(5)	—	N/A
Gain (Loss) on Cash Flow Hedges:							
Interest rate derivatives: (1)							
Amount of gains (losses) deferred in AOCI	N/A	N/A	N/A	N/A	N/A	N/A	$ (474)
Amount of gains (losses) reclassified from AOCI into income	33	(5)	—	—	—	—	(28)
Foreign currency exchange rate derivatives: (1)							
Amount of gains (losses) deferred in AOCI	N/A	N/A	N/A	N/A	N/A	N/A	(95)
Amount of gains (losses) reclassified from AOCI into income	4	(794)	—	—	—	1	789
Foreign currency transaction gains (losses) on hedged items	—	789	—	—	—	—	—
Credit derivatives: (1)							
Amount of gains (losses) deferred in AOCI	N/A	N/A	N/A	N/A	N/A	N/A	—
Amount of gains (losses) reclassified from AOCI into income	—	1	—	—	—	—	(1)
Subtotal	37	(9)	—	—	—	1	191
Gain (Loss) on NIFO Hedges:							
Foreign currency exchange rate derivatives (1)	N/A	—	N/A	N/A	N/A	N/A	395
Non-derivative hedging instruments	N/A	N/A	N/A	N/A	N/A	N/A	31
Subtotal	N/A	—	N/A	N/A	N/A	N/A	426
Gain (Loss) on Derivatives Not Designated or Not Qualifying as Hedging Instruments:							
Interest rate derivatives (1)	—	N/A	(794)	N/A	N/A	N/A	N/A
Foreign currency exchange rate derivatives (1)	—	N/A	(1,328)	N/A	N/A	N/A	N/A
Credit derivatives — purchased (1)	—	N/A	3	N/A	N/A	N/A	N/A
Credit derivatives — written (1)	—	N/A	47	N/A	N/A	N/A	N/A
Equity derivatives (1)	(56)	N/A	(519)	N/A	N/A	N/A	N/A
Foreign currency transaction gains (losses) on hedged items	—	N/A	177	N/A	N/A	N/A	N/A
Subtotal	(56)	N/A	(2,414)	N/A	N/A	N/A	N/A
Earned income on derivatives	196	—	629	(11)	(180)	—	—
Synthetic GICs	N/A	N/A	76	N/A	N/A	N/A	N/A
Embedded derivatives — ceded reinsurance	N/A	N/A	110	N/A	N/A	N/A	N/A
Embedded derivatives — other	N/A	N/A	(24)	N/A	N/A	N/A	N/A
Total	$ 178	$ (27)	$ (1,623)	$ (37)	$ (185)	$ 1	$ 617

12. Derivatives (continued)

	Year Ended December 31, 2023						
	Net Investment Income	Net Investment Gains (Losses)	Net Derivative Gains (Losses)	Policyholder Benefits and Claims	Interest Credited to PABs	Other Expenses	OCI
	(In millions)						
Gain (Loss) on Fair Value Hedges:							
Interest rate derivatives:							
Derivatives designated as hedging instruments (1)	$ (3)	$ —	N/A	$ —	$ 29	$ —	N/A
Hedged items	3	—	N/A	(26)	(31)	—	N/A
Foreign currency exchange rate derivatives:							
Derivatives designated as hedging instruments (1)	(39)	(41)	N/A	—	20	—	N/A
Hedged items	38	33	N/A	—	(24)	—	N/A
Amount excluded from the assessment of hedge effectiveness	—	(20)	N/A	—	—	—	N/A
Subtotal	(1)	(28)	N/A	(26)	(6)	—	N/A
Gain (Loss) on Cash Flow Hedges:							
Interest rate derivatives: (1)							
Amount of gains (losses) deferred in AOCI	N/A	N/A	N/A	N/A	N/A	N/A	$ 109
Amount of gains (losses) reclassified from AOCI into income	50	90	—	—	—	—	(140)
Foreign currency exchange rate derivatives: (1)							
Amount of gains (losses) deferred in AOCI	N/A	N/A	N/A	N/A	N/A	N/A	(1,215)
Amount of gains (losses) reclassified from AOCI into income	4	558	—	—	—	2	(564)
Foreign currency transaction gains (losses) on hedged items	—	(547)	—	—	—	—	—
Credit derivatives: (1)							
Amount of gains (losses) deferred in AOCI	N/A	N/A	N/A	N/A	N/A	N/A	—
Amount of gains (losses) reclassified from AOCI into income	—	1	—	—	—	—	(1)
Subtotal	54	102	—	—	—	2	(1,811)
Gain (Loss) on NIFO Hedges:							
Foreign currency exchange rate derivatives (1)	N/A	5	N/A	N/A	N/A	N/A	226
Non-derivative hedging instruments	N/A	N/A	N/A	N/A	N/A	N/A	20
Subtotal	N/A	5	N/A	N/A	N/A	N/A	246
Gain (Loss) on Derivatives Not Designated or Not Qualifying as Hedging Instruments:							
Interest rate derivatives (1)	—	N/A	(979)	N/A	N/A	N/A	N/A
Foreign currency exchange rate derivatives (1)	—	N/A	(1,443)	N/A	N/A	N/A	N/A
Credit derivatives — purchased (1)	—	N/A	(17)	N/A	N/A	N/A	N/A
Credit derivatives — written (1)	—	N/A	135	N/A	N/A	N/A	N/A
Equity derivatives (1)	(52)	N/A	(1,296)	N/A	N/A	N/A	N/A
Foreign currency transaction gains (losses) on hedged items	—	N/A	366	N/A	N/A	N/A	N/A
Subtotal	(52)	N/A	(3,234)	N/A	N/A	N/A	N/A
Earned income on derivatives	178	—	1,055	4	(149)	—	—
Synthetic GICs	N/A	N/A	75	N/A	N/A	N/A	N/A
Embedded derivatives	N/A	N/A	(36)	N/A	N/A	N/A	N/A
Total	$ 179	$ 79	$ (2,140)	$ (22)	$ (155)	$ 2	$ (1,565)

_____

(1)   Excludes earned income on derivatives.

Fair Value Hedges

The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets and liabilities to floating rate assets and liabilities, (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated assets and liabilities, and (iii) foreign currency forwards to hedge the foreign currency fair value exposure of foreign currency denominated investments.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (continued)

12. Derivatives (continued)

The following table presents the balance sheet classification, carrying amount and cumulative fair value hedging adjustments for items designated and qualifying as hedged items in fair value hedges:

Balance Sheet Line Item	Carrying Amount of the Hedged Assets/(Liabilities)		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of Hedged Assets/(Liabilities) (1)	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	(In millions)			
Fixed maturity securities AFS	$ 658	$ 241	$ —	$ —
Mortgage loans	$ 51	$ 130	$ —	$ (1)
FPBs	$ (2,509)	$ (2,583)	$ 319	$ 359
PABs	$ (2,559)	$ (2,170)	$ (9)	$ 223

_____

(1)   Includes ($67) million and ($91) million of hedging adjustments on discontinued hedging relationships at December 31, 2025 and 2024, respectively.

For the Company's foreign currency forwards, changes in estimated fair value attributable to the difference between spot price and forward price are excluded from hedge effectiveness testing and are recognized in earnings. For certain foreign currency swaps, changes in estimated fair value related to cross-currency basis spreads are excluded from the effectiveness assessment and recorded in OCI. For all other derivatives, all components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) interest rate swaps to convert floating rate assets and liabilities to fixed rate assets and liabilities, (ii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets and liabilities, (iii) interest rate forwards and credit forwards to lock in the price to be paid for forward purchases of investments, and (iv) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed rate investments.

In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified amounts from AOCI into income. These amounts were $5 million, $4 million and $31 million for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025 and 2024, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed three years and five years, respectively.

At December 31, 2025 and 2024, the balance in AOCI associated with cash flow hedges was ($2.1) billion and $357 million, respectively.

All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

At December 31, 2025, the Company expected to reclassify ($150) million of deferred net gains (losses) on derivatives in AOCI to earnings within the next 12 months.

NIFO Hedges

The Company uses foreign currency exchange rate derivatives, which may include foreign currency forwards and currency options, to hedge portions of its NIFO against adverse movements in exchange rates. The Company also designates a portion of its foreign-denominated debt as a non-derivative hedging instrument of its NIFO. The Company assesses hedge effectiveness of its derivatives based upon the change in forward rates and assesses its non-derivative hedging instruments based upon the change in spot rates. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

When NIFOs are sold or substantially liquidated, the amounts in AOCI are reclassified to the statement of operations.

12. Derivatives (continued)

At December 31, 2025 and 2024, the cumulative foreign currency translation gain (loss) recorded in AOCI related to NIFO hedges was $1.2 billion and $1.1 billion, respectively. At December 31, 2025 and 2024, the carrying amount of debt designated as a non-derivative hedging instrument was $268 million and $267 million, respectively.

See Note 16 for additional information on foreign-denominated debt.

Credit Derivatives

In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the effects of derivatives on the consolidated statements of operations and comprehensive income (loss) table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current estimated fair value of the credit default swaps.

The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

	December 31,					
	2025			**2024**		
Rating Agency Designation of Referenced Credit Obligations (1)	**Estimated Fair Value of Credit Default Swaps**	**Maximum Amount of Future Payments under Credit Default Swaps**	**Weighted Average Years to Maturity (2)**	**Estimated Fair Value of Credit Default Swaps**	**Maximum Amount of Future Payments under Credit Default Swaps**	**Weighted Average Years to Maturity (2)**
	(Dollars in millions)					
Aaa/Aa/A						
Single name credit default swaps (3)	$ 1	$ 59	2.5	$ 1	$ 72	1.9
Credit default swaps referencing indices	44	3,777	1.4	72	4,126	2.2
Subtotal	45	3,836	1.4	73	4,198	2.2
Baa						
Single name credit default swaps (3)	1	46	3.8	1	102	1.6
Credit default swaps referencing indices	95	4,807	4.6	111	7,263	4.1
Subtotal	96	4,853	4.6	112	7,365	4.1
Ba						
Single name credit default swaps (3)	—	—	0.0	—	17	1.1
Credit default swaps referencing indices	1	24	1.0	2	25	2.0
Subtotal	1	24	1.0	2	42	1.6
B						
Single name credit default swaps (3)	—	16	0.6	—	—	0.0
Credit default swaps referencing indices	10	129	3.0	10	144	3.7
Subtotal	10	145	2.7	10	144	3.7
Caa						
Credit default swaps referencing indices	—	15	1.0	(1)	15	2.0
Subtotal	—	15	1.0	(1)	15	2.0
Total	$ 152	$ 8,873	3.2	$ 196	$ 11,764	3.4

_____

(1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service, Inc. ("Moody's"), S&P and Fitch Ratings Inc. If no rating is available from a rating agency, then an internally developed rating is used.

12. Derivatives (continued)

(2)   The weighted average years to maturity of the credit default swaps is calculated based on weighted average gross notional amounts.

(3)   Single name credit default swaps may be referenced to the credit of corporations, foreign governments, or municipals.

Credit Risk on Freestanding Derivatives

The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties in jurisdictions in which it understands that close-out netting should be enforceable and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are governed by International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, close-out netting permits the Company (subject to financial regulations such as the Orderly Liquidation Authority under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act) to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions and to apply collateral to the obligations, without application of the automatic stay, upon the counterparty's bankruptcy. All of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives as required by applicable law. Additionally, the Company is required to pledge initial margin for certain new OTC-bilateral derivative transactions to third party custodians.

The Company's OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by brokers and central clearinghouses to such derivatives.

See Note 13 for a description of the impact of credit risk on the valuation of derivatives.

12. Derivatives (continued)

The estimated fair values of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

	December 31,			
	2025		2024	
Derivatives Subject to a Master Netting Arrangement or a Similar Arrangement	Assets	Liabilities	Assets	Liabilities
	(In millions)			
Gross estimated fair value of derivatives:				
OTC-bilateral (1)	$ 7,053	$ 6,972	$ 8,224	$ 6,966
OTC-cleared (1)	119	569	135	299
Exchange-traded	6	6	11	7
Total gross estimated fair value of derivatives presented on the consolidated balance sheets (1)	7,178	7,547	8,370	7,272
Gross amounts not offset on the consolidated balance sheets:				
Gross estimated fair value of derivatives: (2)				
OTC-bilateral	(3,015)	(3,015)	(3,633)	(3,633)
OTC-cleared	(7)	(7)	(5)	(5)
Exchange-traded	—	—	(1)	(1)
Cash collateral: (3), (4)				
OTC-bilateral	(1,808)	—	(2,597)	—
OTC-cleared	(105)	(555)	(126)	(289)
Exchange-traded	—	(1)	—	(6)
Securities collateral: (5)				
OTC-bilateral	(2,211)	(3,945)	(1,955)	(3,325)
OTC-cleared	—	(6)	—	(4)
Exchange-traded	—	(5)	—	—
Net amount after application of master netting agreements and collateral	$ 32	$ 13	$ 53	$ 9

_____

(1) At December 31, 2025 and 2024, derivative assets included income (expense) accruals reported in accrued investment income or in other liabilities of $133 million and $158 million, respectively, and derivative liabilities included (income) expense accruals reported in accrued investment income or in other liabilities of ($1) million and $13 million, respectively.

(2) Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3) Cash collateral received by the Company for OTC-bilateral and OTC-cleared derivatives, where the central clearinghouse treats variation margin as collateral, is included in cash and cash equivalents, short-term investments or in fixed maturity securities AFS, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet. For certain collateral agreements, cash collateral is pledged to the Company as initial margin on its OTC-bilateral derivatives.

(4) The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2025 and 2024, the Company received excess cash collateral of $29 million and $26 million, respectively, and provided excess cash collateral of $68 million and $86 million, respectively, which is not included in the table above due to the foregoing limitation.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (continued)

12. Derivatives (continued)

(5)   Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at December 31, 2025, none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities AFS on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2025 and 2024, the Company received excess securities collateral with an estimated fair value of $381 million and $410 million, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At December 31, 2025 and 2024, the Company provided excess securities collateral with an estimated fair value of $1.3 billion and $1.2 billion, respectively, for its OTC-bilateral derivatives, $751 million and $835 million, respectively, for its OTC-cleared derivatives, and $215 million and $148 million, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the collateral amount owed by that counterparty reaches a minimum transfer amount. A small number of these arrangements also contain credit-contingent provisions that include a threshold below which collateral does not need to be posted. Such agreements provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength or credit ratings of the Company and/or the counterparty (or its guarantor, as applicable). At December 31, 2025, the amount of collateral not provided by the Company due to the existence of these thresholds was $15 million.

The Company's netting agreements for derivatives generally contain provisions that require the counterparty (or its guarantor, if applicable) to maintain specified minimum credit ratings above investment grade level from Moody's, S&P or both. In those agreements, if the credit rating of the counterparty (or its guarantor, if applicable) were to fall below the applicable minimum rating, that counterparty would be in violation of these provisions, and the Company could terminate the transactions and demand immediate settlement and payment based on reasonable valuation of the derivatives. A significant portion of the Company's netting agreements for derivatives grant similar rights to the counterparty to terminate the transactions and demand immediate settlement and payment if the Company's financial strength or credit rating were to fall below specified minimum levels above investment grade.

The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that were in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged.

	December 31,					
	2025			2024		
	Derivatives Subject to Credit-Contingent Provisions	Derivatives Not Subject to Credit-Contingent Provisions	Total	Derivatives Subject to Credit-Contingent Provisions	Derivatives Not Subject to Credit-Contingent Provisions	Total
	(In millions)					
Estimated fair value of derivatives in a net liability position	$ 3,946	$ 11	$ 3,957	$ 3,213	$ 120	$ 3,333
Estimated fair value of collateral provided:						
Fixed maturity securities AFS	$ 4,661	$ 11	$ 4,672	$ 3,829	$ 124	$ 3,953

12. Derivatives (continued)

Embedded Derivatives

The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives.

The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

	Balance Sheet Location	December 31,	
		2025	2024
		(In millions)	
Embedded derivatives within liability host contracts:			
Funds withheld on ceded reinsurance (1)	Other liabilities	$ (10)	$ (163)
Fixed annuities with equity indexed returns	PABs	67	172
Total		$ 57	$ 9

——————————

(1)   Includes $81 million at December 31, 2025 related to Chariot Re. See Note 25 for additional related party transactions.

13. Fair Value

When developing estimated fair values, the Company considers three broad valuation approaches: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Company determines the most appropriate valuation approach to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities AFS.

Level 2   Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, as well as the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

Considerable judgment is often required in interpreting the market data used to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

13. Fair Value (continued)

Recurring Fair Value Measurements

The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy, including those items for which the Company has elected the FVO, are presented below at:

	December 31, 2025			
	Fair Value Hierarchy			Total Estimated Fair Value
	Level 1	Level 2	Level 3	
	(In millions)			
Assets				
Fixed maturity securities AFS:				
U.S. corporate	$ —	$ 74,437	$ 13,522	$ 87,959
Foreign corporate	—	43,761	16,828	60,589
RMBS	—	43,491	1,927	45,418
Foreign government	—	40,696	52	40,748
U.S. government and agency	18,732	18,790	—	37,522
ABS & CLO	—	21,747	1,150	22,897
Municipals	—	11,063	1	11,064
CMBS	—	9,318	416	9,734
Total fixed maturity securities AFS	18,732	263,303	33,896	315,931
Equity securities	464	77	317	858
Contractholder-directed equity securities and FVO securities:				
Contractholder-directed equity securities	7,983	2,571	194	10,748
FVO securities	623	1,323	1,265	3,211
Total contractholder-directed equity securities and FVO securities:	8,606	3,894	1,459	13,959
Short-term investments (1)	2,761	537	42	3,340
Other investments	46	—	1,137	1,183
Derivative assets: (2)				
Interest rate	1	2,601	—	2,602
Foreign currency exchange rate	—	3,905	34	3,939
Credit	—	155	—	155
Equity market	5	344	—	349
Total derivative assets	6	7,005	34	7,045
MRBs	—	—	458	458
Reinsured MRBs (3)	—	—	293	293
Separate account assets (4)	77,488	73,554	891	151,933
Total assets (5)	$ 108,103	$ 348,370	$ 38,527	$ 495,000
Liabilities				
Derivative liabilities: (2)				
Interest rate	$ 3	$ 3,763	$ —	$ 3,766
Foreign currency exchange rate	1	3,403	—	3,404
Credit	—	59	—	59
Equity market	2	316	1	319
Total derivative liabilities	6	7,541	1	7,548
Embedded derivatives within liability host contracts (6)	—	—	57	57
Notes issued by CFEs	—	—	1,206	1,206
MRBs	—	—	2,406	2,406
Total liabilities	$ 6	$ 7,541	$ 3,670	$ 11,217

13. Fair Value (continued)

	December 31, 2024			
	Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)			
Assets				
Fixed maturity securities AFS:				
U.S. corporate	$ —	$ 67,333	$ 12,041	$ 79,374
Foreign corporate	—	39,295	14,464	53,759
RMBS	—	32,771	1,650	34,421
Foreign government	—	40,209	41	40,250
U.S. government and agency	16,675	16,753	—	33,428
ABS & CLO	—	14,755	5,836	20,591
Municipals	—	9,866	7	9,873
CMBS	—	8,194	1,153	9,347
Total fixed maturity securities AFS	16,675	229,176	35,192	281,043
Equity securities	415	61	236	712
Contractholder-directed equity securities and FVO securities:				
Contractholder-directed equity securities	6,805	2,135	157	9,097
FVO securities	501	41	1,033	1,575
Total contractholder-directed equity securities and FVO securities:	7,306	2,176	1,190	10,672
Short-term investments (1)	4,127	702	5	4,834
Other investments	37	63	1,010	1,110
Derivative assets: (2)				
Interest rate	1	3,004	—	3,005
Foreign currency exchange rate	1	4,694	14	4,709
Credit	—	215	—	215
Equity market	9	271	3	283
Total derivative assets	11	8,184	17	8,212
MRBs	—	—	372	372
Reinsured MRBs (3)	—	—	12	12
Separate account assets (4)	63,979	74,535	990	139,504
Total assets (5)	$ 92,550	$ 314,897	$ 39,024	$ 446,471
Liabilities				
Derivative liabilities: (2)				
Interest rate	$ 1	$ 3,463	$ —	$ 3,464
Foreign currency exchange rate	—	3,440	12	3,452
Credit	—	72	—	72
Equity market	6	265	—	271
Total derivative liabilities	7	7,240	12	7,259
Embedded derivatives within liability host contracts (6)	—	—	9	9
Notes issued by CFEs	—	—	—	—
MRBs	—	—	2,581	2,581
Total liabilities	$ 7	$ 7,240	$ 2,602	$ 9,849

_____

(1)   Short-term investments as presented in the tables above differ from the amounts presented on the consolidated balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)   Derivative assets are presented within other invested assets on the consolidated balance sheets and derivative liabilities are presented within other liabilities on the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation on the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(3)   Reinsured MRBs are presented within premiums, reinsurance and other receivables on the consolidated balance sheets.

13. Fair Value (continued)

(4)   Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

(5)   Total assets included in the fair value hierarchy exclude OLPI that are measured at estimated fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient. The estimated fair value of such investments was $41 million and $50 million at December 31, 2025 and 2024, respectively.

(6)   Embedded derivatives within liability host contracts are presented within PABs and other liabilities on the consolidated balance sheets.

The following describes the valuation methodologies used to measure assets and liabilities at fair value.

Investments

Securities, Short-term Investments and Other Investments

When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

When quoted prices in active markets are not available, the determination of estimated fair value of securities is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based, in large part, on management's judgment or estimation and cannot be supported by reference to market activity. Unobservable inputs are based on management's assumptions about the inputs market participants would use in pricing such investments.

The estimated fair value of short-term investments and other investments is determined on a basis consistent with the methodologies described herein.

The valuation approaches and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy are presented below. The primary valuation approaches are the market approach, which considers recent prices from market transactions involving identical or similar assets or liabilities, and the income approach, which converts expected future amounts (e.g., cash flows) to a single current, discounted amount. The valuation of most instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

13. Fair Value (continued)

Instrument	Level 2 Observable Inputs	Level 3 Unobservable Inputs
Fixed maturity securities AFS		
U.S. corporate and Foreign corporate securities		

	Valuation Approaches: Principally the market and income approaches.
	
	Key Inputs:
	
	• quoted prices in markets that are not active
	
	• benchmark yields; spreads off benchmark yields; new issuances; issuer ratings
	
	• trades of identical or comparable securities; duration
	
	• privately placed securities are valued using the additional key inputs:
	
	  • market yield curve; call provisions
	
	  • observable prices and spreads for similar public or private securities that incorporate the credit quality and industry sector of the issuer
	
	  • delta spread adjustments to reflect specific credit-related issues
		Valuation Approaches: Principally the market approach.
		
		Key Inputs:
		
		• illiquidity premium
		
		• delta spread adjustments to reflect specific credit-related issues
		
		• credit spreads
		
		• quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2
		
		• independent non-binding broker quotations

Foreign government securities, U.S. government and agency securities and Municipals		
	Valuation Approaches: Principally the market approach. Key Inputs: • quoted prices in markets that are not active • benchmark U.S. Treasury yield or other yields • the spread off the U.S. Treasury yield curve for the identical security • issuer ratings and issuer spreads; broker-dealer quotations • comparable securities that are actively traded	Valuation Approaches: Principally the market approach. Key Inputs: • independent non-binding broker quotations • quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 • credit spreads
Structured Products		

	Valuation Approaches: Principally the market and income approaches.
	
	Key Inputs:
	
	• quoted prices in markets that are not active
	
	• spreads for actively traded securities; spreads off benchmark yields
	
	• expected prepayment speeds and volumes
	
	• current and forecasted loss severity; ratings; geographic region
	
	• weighted average coupon and weighted average maturity
	
	• average delinquency rates; DSCR
	
	• credit ratings
	
	• issuance-specific information, including, but not limited to:
	
	  • collateral type; structure of the security; vintage of the loans
	
	  • payment terms of the underlying assets
	
	  • payment priority within the tranche; deal performance
		Valuation Approaches: Principally the market and income approaches.
		
		Key Inputs:
		
		• credit spreads
		
		• quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2
		
		• independent non-binding broker quotations
		
		• credit ratings

13. Fair Value (continued)

Instrument	Level 2 Observable Inputs	Level 3 Unobservable Inputs
Equity securities		
	Valuation Approaches: Principally the market approach. Key Input: • quoted prices in markets that are not considered active	Valuation Approaches: Principally the market and income approaches. Key Inputs: • credit ratings; issuance structures • quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 • independent non-binding broker quotations
Contractholder-directed equity and FVO securities, Short-term investments and Other investments		
	Valuation Approaches: Principally the market and income approaches. Key Inputs: • Contractholder-directed equity and FVO securities include mutual fund interests without readily determinable fair values given prices are not published publicly. Valuation of these mutual funds is based upon quoted prices or reported NAV provided by the fund managers, which were based on observable inputs. • Short-term investments and other investments are of a similar nature and class to the fixed maturity securities AFS and equity securities described above; accordingly, the valuation approaches and observable inputs used in their valuation are also similar to those described above.	Valuation Approaches: Principally the market and income approaches. Key Inputs: • Contractholder-directed equity and FVO securities, short-term investments and other investments are of a similar nature and class to the fixed maturity securities AFS and equity securities described above; accordingly, the valuation approaches and unobservable inputs used in their valuation are also similar to those described above. Other investments also include certain REJV and use the valuation approach and key inputs as described for OLPI below.
Separate account assets and Separate account liabilities (1)		
Mutual funds and hedge funds without readily determinable fair values as prices are not published publicly		
	Key Input: • quoted prices or reported NAV provided by the fund managers	• N/A
OLPI		
	• N/A	Valued giving consideration to the underlying holdings of the partnerships and adjusting, if appropriate. Key Input: • NAV

_____

(1) Estimated fair value equals carrying value, based on the value of the underlying assets, including mutual fund interests, fixed maturity securities, equity securities, derivatives, hedge funds, OLPI, short-term investments and cash and cash equivalents. The estimated fair value of fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents is determined on a basis consistent with the assets described under "— Securities, Short-term Investments and Other Investments" and "— Derivatives — Freestanding Derivatives."

Derivatives

The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models.

The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. With respect to certain OTC-bilateral and OTC-cleared derivatives, management may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Unobservable inputs are based on management's assumptions about the inputs market participants would use in pricing such derivatives.

Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

13. Fair Value (continued)

The credit risk of both the counterparty and the Company is considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by the counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is, in part, due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

Freestanding Derivatives

Level 2 Valuation Approaches and Key Inputs:

This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3.

Level 3 Valuation Approaches and Key Inputs:

These valuation methodologies generally use the same inputs as described in the corresponding sections for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. Key inputs are as follows:

Instrument	Interest Rate	Foreign Currency Exchange Rate	Credit	Equity Market
Inputs common to Level 2 and Level 3 by instrument type	• swap yield curves • basis curves • interest rate volatility (1)	• swap yield curves • basis curves • currency spot rates • cross currency basis curves • currency volatility (1)	• swap yield curves • credit curves • recovery rates	• swap yield curves • spot equity index levels • dividend yield curves • equity volatility (1)
Level 3	• N/A	• swap yield curves (2) • basis curves (2) • cross currency basis curves (2) • currency correlation • currency volatility (1)	• N/A	• dividend yield curves (2) • equity volatility (1), (2) • correlation between model inputs (1)

_____

(1)   Option-based only.

(2)   Extrapolation beyond the observable limits of the curve(s).

Embedded Derivatives

Embedded derivatives principally include equity-indexed annuity contracts and investment risk within funds withheld related to certain reinsurance agreements. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

13. Fair Value (continued)

The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as described in "— Investments — Securities, Short-term Investments and Other Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities on the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

The estimated fair value of the embedded equity indexed derivatives, based on the present value of future equity returns to the policyholder using actuarial and present value assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business and uses standard capital market techniques, such as Black-Scholes, to calculate the value of the portion of the embedded derivative for which the terms are set. The portion of the embedded derivative covering the period beyond where terms are set is calculated as the present value of amounts expected to be spent to provide equity indexed returns in those periods. The valuation of these embedded derivatives also includes the establishment of a risk margin, as well as changes in nonperformance risk.

Notes Issued by CFEs

The estimated fair value of these notes are based on the estimated fair value of the corresponding securities which collateralize the notes. Since the notes are valued based on referenced collateral, they are classified as Level 3.

MRBs

See Note 6 for information on the Company's valuation approaches and key inputs for MRBs.

Transfers between Levels

Overall, transfers between levels occur when there are changes in the observability of inputs and market activity.

Transfers into or out of Level 3:

Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

13. Fair Value (continued)

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

	Valuation Techniques	Significant Unobservable Inputs	December 31, 2025		December 31, 2025	December 31, 2024		December 31, 2024	Impact of Increase in Input on Estimated Fair Value (2)
			Range		Weighted Average (1)	Range		Weighted Average (1)	
Fixed maturity securities AFS (3)									
U.S. corporate and foreign corporate	• Matrix pricing	• Offered quotes (4)	32	- 127	94	47	- 126	92	Increase
	• Market pricing	• Quoted prices (4)	—	- 100	91	13	- 102	95	Increase
	• Consensus pricing	• Offered quotes (4)	—	- 101	92	47	- 100	96	Increase
RMBS	• Market pricing	• Quoted prices (4)	33	- 114	96	—	- 128	95	Increase (5)
ABS & CLO	• Market pricing	• Quoted prices (4)	3	- 142	101	4	- 113	97	Increase (5)
Derivatives									
Foreign currency exchange rate	• Present value techniques	• Swap yield (6)	154	- 203	202	131	- 230	222	Increase (7)
MRBs and Reinsured MRBs									
Direct, assumed and ceded guaranteed minimum benefits	• Option pricing techniques	• Mortality rates:							
		Ages 0 - 40	0%	- 0.15%	0.05%	0%	- 0.15%	0.05%	(8)
		Ages 41 - 60	0.04%	- 0.79%	0.22%	0.04%	- 0.79%	0.22%	(8)
		Ages 61 - 115	0%	- 100%	1.23%	0%	- 100%	1.14%	(8)
		• Lapse rates:							
		Durations 1 - 10	0.15%	- 20.10%	13.37%	0.14%	- 20.10%	12.86%	Decrease (9)
		Durations 11 - 20	0.38%	- 15%	8.17%	0.39%	- 15%	6.05%	Decrease (9)
		Durations 21 - 116	0.38%	- 15%	7.48%	0.39%	- 15%	8.20%	Decrease (9)
		• Utilization rates	0.20%	- 16.25%	0.54%	0.20%	- 22%	0.79%	Increase (10)
		• Withdrawal rates	0%	- 20%	4.92%	0%	- 20%	4.77%	(11)
		• Long-term equity volatilities	14.29%	- 22.49%	18.96%	14.23%	- 22.27%	18.77%	Increase (12)
		• Nonperformance risk spread	0.10%	- 1.41%	0.58%	0.11%	- 1.46%	0.64%	Decrease (13)

_____

(1) The weighted average for fixed maturity securities AFS and derivatives is determined based on the estimated fair value of the securities and derivatives. The weighted average for MRBs is determined based on a combination of account values and experience data.

(2) The impact of a decrease in input would have resulted in the opposite impact on estimated fair value. For MRBs, changes to direct and assumed guaranteed minimum benefits are based on liability positions; changes to ceded guaranteed minimum benefits are based on asset positions.

(3) Significant increases (decreases) in expected default rates in isolation would have resulted in substantially lower (higher) valuations.

(4) Range and weighted average are presented in accordance with the market convention for fixed maturity securities AFS of dollars per hundred dollars of par.

(5) Changes in the assumptions used for the probability of default would have been accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(6) Ranges represent the rates across different yield curves and are presented in basis points. The swap yield curves are utilized among different types of derivatives to project cash flows, as well as to discount future cash flows to present value. Since this valuation methodology uses a range of inputs across a yield curve to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(7) Changes in estimated fair value are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

13. Fair Value (continued)

(8) Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on Company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the MRBs. For contracts that contain only a GMDB, any increase (decrease) in mortality rates result in an increase (decrease) in the estimated fair value of MRBs. Generally, for contracts that contain both a GMDB and a living benefit (e.g., GMIB, GMWB, GMAB), any increase (decrease) in mortality rates result in a decrease (increase) in the estimated fair value of MRBs.

(9) Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the MRBs.

(10) The utilization rate assumption estimates the percentage of contractholders with GMIBs or a lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the MRBs.

(11) The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the MRBs. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(12) Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the MRBs.

(13) Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the MRBs.

All other classes of securities classified within Level 3, including those within Unit-linked and FVO securities, Other investments, Separate account assets, Notes issued by CFEs, and Embedded derivatives within funds withheld related to certain ceded reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. Generally, all other classes of assets and liabilities classified within Level 3 that are not included above use the same valuation techniques and significant unobservable inputs as previously described for Level 3. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in "— Nonrecurring Fair Value Measurements."

13. Fair Value (continued)

The following tables summarize the change of all assets (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3), excluding MRBs (see Note 6):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)				
	Fixed Maturity Securities AFS				
	Corporate (6)	Foreign Government	Structured Products	Equity Securities	Contractholder-directed and FVO Securities
	(In millions)				
Balance, January 1, 2024	$ 28,345	$ 51	$ 4,551	$ 249	$ 1,103
Total realized/unrealized gains (losses) included in net income (loss) (1), (2)	(143)	(1)	34	(32)	131
Total realized/unrealized gains (losses) included in AOCI	(1,177)	(2)	246	—	—
Purchases (3)	5,587	2	3,014	53	141
Sales (3)	(2,236)	(1)	(2,080)	(34)	(166)
Issuances (3)	—	—	—	—	—
Settlements (3)	—	—	—	—	—
Transfers into Level 3 (4)	232	—	3,163	—	—
Transfers out of Level 3 (4)	(4,103)	(8)	(289)	—	(19)
Balance, December 31, 2024	26,505	41	8,639	236	1,190
Total realized/unrealized gains (losses) included in net income (loss) (1), (2)	(93)	1	10	20	197
Total realized/unrealized gains (losses) included in AOCI	1,528	5	62	—	—
Purchases (3)	4,944	12	2,065	133	291
Sales (3)	(2,538)	(6)	(1,829)	(67)	(219)
Issuances (3)	—	—	—	—	—
Settlements (3)	—	—	—	—	—
Transfers into Level 3 (4)	336	—	59	1	—
Transfers out of Level 3 (4)	(332)	(1)	(5,513)	(6)	—
Balance, December 31, 2025	$ 30,350	$ 52	$ 3,493	$ 317	$ 1,459
Changes in unrealized gains (losses) included in net income (loss) for the instruments still held at December 31, 2023 (5)	$ (10)	$ 2	$ 10	$ —	$ 136
Changes in unrealized gains (losses) included in net income (loss) for the instruments still held at December 31, 2024 (5)	$ (82)	$ (1)	$ 40	$ (48)	$ 135
Changes in unrealized gains (losses) included in net income (loss) for the instruments still held at December 31, 2025 (5)	$ (62)	$ —	$ 7	$ 2	$ 188
Changes in unrealized gains (losses) included in AOCI for the instruments still held at December 31, 2023 (5)	$ 1,371	$ (3)	$ 14	$ —	$ —
Changes in unrealized gains (losses) included in AOCI for the instruments still held at December 31, 2024 (5)	$ (1,189)	$ (2)	$ 209	$ —	$ —
Changes in unrealized gains (losses) included in AOCI for the instruments still held at December 31, 2025 (5)	$ 1,450	$ 6	$ 49	$ —	$ —
Gains (Losses) Data for the year ended December 31, 2023:					
Total realized/unrealized gains (losses) included in net income (loss) (1), (2)	$ (35)	$ 2	$ (11)	$ 9	$ 138
Total realized/unrealized gains (losses) included in AOCI	$ 1,413	$ (3)	$ 33	$ —	$ —

13. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)					
	Short-term Investments	Other Investments	Net Derivatives (7)	Net Embedded Derivatives (8)	Separate Accounts (9)	Notes Issued by CFEs
	(In millions)					
Balance, January 1, 2024	$ 27	$ 975	$ (143)	$ (93)	$ 1,147	$ —
Total realized/unrealized gains (losses) included in net income (loss) (1), (2)	—	14	(23)	86	(51)	—
Total realized/unrealized gains (losses) included in AOCI	(1)	—	(31)	—	—	—
Purchases (3)	5	72	—	—	134	—
Sales (3)	(26)	(282)	—	—	(226)	—
Issuances (3)	—	—	—	—	—	—
Settlements (3)	—	—	213	(2)	—	—
Transfers into Level 3 (4)	—	231	—	—	—	—
Transfers out of Level 3 (4)	—	—	(11)	—	(14)	—
Balance, December 31, 2024	5	1,010	5	(9)	990	—
Total realized/unrealized gains (losses) included in net income (loss) (1), (2)	(14)	(64)	27	(154)	(9)	—
Total realized/unrealized gains (losses) included in AOCI	5	—	2	—	—	—
Purchases (3)	51	307	—	—	97	(1,206)
Sales (3)	(5)	(137)	—	—	(185)	—
Issuances (3)	—	—	—	(51)	—	—
Settlements (3)	—	—	—	157	—	—
Transfers into Level 3 (4)	—	21	—	—	4	—
Transfers out of Level 3 (4)	—	—	(1)	—	(6)	—
Balance, December 31, 2025	$ 42	$ 1,137	$ 33	$ (57)	$ 891	$ (1,206)
Changes in unrealized gains (losses) included in net income (loss) for the instruments still held at December 31, 2023 (5)	$ —	$ 23	$ (39)	$ (36)	$ —	$ —
Changes in unrealized gains (losses) included in net income (loss) for the instruments still held at December 31, 2024 (5)	$ —	$ 13	$ (15)	$ 86	$ —	$ —
Changes in unrealized gains (losses) included in net income (loss) for the instruments still held at December 31, 2025 (5)	$ (14)	$ (76)	$ 26	$ (153)	$ —	$ —
Changes in unrealized gains (losses) included in AOCI for the instruments still held at December 31, 2023 (5)	$ —	$ —	$ (5)	$ —	$ —	$ —
Changes in unrealized gains (losses) included in AOCI for the instruments still held at December 31, 2024 (5)	$ —	$ —	$ —	$ —	$ —	$ —
Changes in unrealized gains (losses) included in AOCI for the instruments still held at December 31, 2025 (5)	$ 5	$ —	$ —	$ —	$ —	$ —
Gains (Losses) Data for the year ended December 31, 2023:						
Total realized/unrealized gains (losses) included in net income (loss) (1), (2)	$ —	$ 22	$ (39)	$ (36)	$ (60)	$ —
Total realized/unrealized gains (losses) included in AOCI	$ 1	$ —	$ (5)	$ —	$ —	$ —

_____

(1)   Amortization of premium/accretion of discount is included within net investment income. Impairments and changes in ACL charged to net income (loss) on certain securities are included in net investment gains (losses), while changes in estimated fair value of Unit-linked and FVO securities are included in net investment income. Lapses associated with net embedded derivatives are included in net derivative gains (losses). Substantially all realized/unrealized gains (losses) included in net income (loss) for net derivatives and net embedded derivatives are reported in net derivative gains (losses).

MetLife, Inc.

Notes to the Consolidated Financial Statements — (continued)

13. Fair Value (continued)

(2) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3) Items purchased/issued and then sold/settled in the same period are excluded from the rollforward.

(4) Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5) Changes in unrealized gains (losses) included in net income (loss) and included in AOCI relate to assets and liabilities still held at the end of the respective periods. Substantially all changes in unrealized gains (losses) included in net income (loss) for net derivatives and net embedded derivatives are reported in net derivative gains (losses).

(6) Comprised of U.S. and foreign corporate securities.

(7) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

(8) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(9) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders within separate account liabilities. Therefore, such changes in estimated fair value are not recorded in net income (loss). For the purpose of this disclosure, these changes are presented within net income (loss). Separate account assets and liabilities are presented net for the purposes of the rollforward.

Fair Value Option

The Company has elected the FVO for certain invested assets held by, and notes issued by, CFEs. See Note 3.

At December 31, 2025, the unpaid principal balance on the invested assets held by CFEs exceeded the estimated fair value by $33 million.

At December 31, 2025, the unpaid principal balance on the notes issued by CFEs exceeded the estimated fair value by $1 million.

Nonrecurring Fair Value Measurements

The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods and still held at the reporting dates (for example, when there is evidence of impairment), using significant unobservable inputs (Level 3).

	December 31,			
	2025		2024	
	(In millions)			
Carrying value after measurement:				
Mortgage loans (1)	$	1,583	$	1,075
Other invested assets (2)	$	—	$	63

	Years Ended December 31,					
	2025		2024		2023	
	(In millions)					
Net investment gains (losses):						
Mortgage loans (1)	$	(590)	$	(217)	$	(215)
Other invested assets (2)	$	—	$	—	$	(136)

_____

(1) Estimated fair values of impaired mortgage loans are based on the underlying collateral or discounted cash flows. See Note 11.

(2) The Company recognized an impairment loss for the year ended December 31, 2023 related to AmMetLife Insurance Berhad (Malaysia) and AmMetLife Takaful Berhad (Malaysia) (collectively, "MetLife Malaysia").

13. Fair Value (continued)

Fair Value of Financial Instruments Carried at Other Than Fair Value

The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. The following tables exclude cash and cash equivalents, which are primarily classified as Level 1, and accrued investment income, payables for collateral under securities loaned and other transactions, short-term debt and those short-term investments that are not securities (i.e., time deposits), which are primarily classified as Level 2. The Company believes that due to the short-term nature of these excluded financial instruments, the estimated fair value approximates carrying value.

The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

	December 31, 2025				
		Fair Value Hierarchy			
	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
			(In millions)		
Assets					
Mortgage loans	$ 84,593	$ —	$ —	$ 82,933	$ 82,933
Policy loans	$ 8,547	$ —	$ —	$ 9,083	$ 9,083
Other invested assets	$ 895	$ —	$ 700	$ 195	$ 895
Premiums, reinsurance and other receivables	$ 8,681	$ —	$ 1,252	$ 6,835	$ 8,087
Other assets	$ 247	$ —	$ 53	$ 202	$ 255
Liabilities					
PABs	$ 147,826	$ —	$ —	$ 145,695	$ 145,695
Long-term debt	$ 14,461	$ —	$ 14,143	$ —	$ 14,143
Collateral financing arrangement	$ 352	$ —	$ —	$ 322	$ 322
Subordinated debt securities	$ 4,155	$ —	$ 4,707	$ —	$ 4,707
Other liabilities	$ 11,993	$ —	$ 842	$ 10,747	$ 11,589
Separate account liabilities	$ 80,164	$ —	$ 80,164	$ —	$ 80,164

	December 31, 2024				
		Fair Value Hierarchy			
	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
			(In millions)		
Assets					
Mortgage loans	$ 89,012	$ —	$ —	$ 84,217	$ 84,217
Policy loans	$ 8,545	$ —	$ —	$ 9,058	$ 9,058
Other invested assets	$ 1,202	$ —	$ 704	$ 498	$ 1,202
Premiums, reinsurance and other receivables	$ 4,831	$ —	$ 881	$ 3,917	$ 4,798
Other assets	$ 228	$ —	$ 69	$ 167	$ 236
Liabilities					
PABs	$ 139,882	$ —	$ —	$ 134,612	$ 134,612
Long-term debt	$ 15,080	$ —	$ 14,498	$ —	$ 14,498
Collateral financing arrangement	$ 476	$ —	$ —	$ 425	$ 425
Subordinated debt securities	$ 3,164	$ —	$ 3,587	$ —	$ 3,587
Other liabilities	$ 9,635	$ —	$ 734	$ 8,570	$ 9,304
Separate account liabilities	$ 70,359	$ —	$ 70,359	$ —	$ 70,359

14. Leases

The Company, as lessee, has entered into various lease and sublease agreements primarily for office space. The Company has operating leases with remaining lease terms of less than one year to 12 years. The remaining lease terms for the subleases are less than one year to nine years.

ROU Assets and Lease Liabilities

ROU assets and lease liabilities for operating leases were:

	December 31, 2025		December 31, 2024	
	(In millions)			
ROU assets	$	984	$	928
Lease liabilities	$	1,138	$	1,079

Lease Costs

The components of operating lease costs were as follows:

	Years Ended December 31,					
	2025		2024		2023	
	(In millions)					
Operating lease cost	$	234	$	226	$	244
Variable lease cost		52		52		52
Sublease income		(87)		(87)		(95)
Net lease cost	$	199	$	191	$	201

Other Information

Supplemental other information related to operating leases was as follows:

	December 31, 2025		December 31, 2024	
	(Dollars in millions)			
Cash paid for amounts included in the measurement of lease liability - operating cash flows	$	234	$	244
ROU assets obtained in exchange for new lease liabilities (1)	$	120	$	52
Weighted-average remaining lease term		8 years		8 years
Weighted-average discount rate		4.7 %		4.4 %

_____

(1) See Note 3 for additional ROU assets and lease liabilities recorded as part of the acquisition of PineBridge.

14. Leases (continued)

Maturities of Lease Liabilities

Maturities of operating lease liabilities were as follows:

	December 31, 2025
	(In millions)
2026	$ 218
2027	215
2028	183
2029	131
2030	100
Thereafter	429
Total undiscounted cash flows	1,276
Less: interest	138
Present value of lease liability	$ 1,138

See Notes 11 and 16 for information about the Company's investments in leased real estate and financing lease obligations.

15. Goodwill

Information regarding goodwill by segment, as well as Corporate & Other, was as follows:

	Group Benefits	RIS	Asia	Latin America	EMEA	MIM (1)	Corporate & Other (1)	Total
				(In millions)				
Balance at January 1, 2023								
Goodwill	$ 1,158	$ 912	$ 4,309	$ 980	$ 908	$ 143	$ 1,567	$ 9,977
Accumulated impairment	—	—	—	—	—	—	(680)	(680)
Total goodwill, net	1,158	912	4,309	980	908	143	887	9,297
Acquisitions	—	—	—	—	—	30	—	30
Effect of foreign currency translation and other	—	—	(95)	(4)	8	—	—	(91)
Balance at December 31, 2023								
Goodwill	1,158	912	4,214	976	916	173	1,567	9,916
Accumulated impairment	—	—	—	—	—	—	(680)	(680)
Total goodwill, net	1,158	912	4,214	976	916	173	887	9,236
Dispositions	—	—	—	—	—	(26)	—	(26)
Effect of foreign currency translation and other	—	—	(167)	(120)	(21)	(1)	—	(309)
Balance at December 31, 2024								
Goodwill	1,158	912	4,047	856	895	146	1,567	9,581
Accumulated impairment	—	—	—	—	—	—	(680)	(680)
Total goodwill, net	1,158	912	4,047	856	895	146	887	8,901
Acquisitions	—	—	—	—	—	569	—	569
Effect of foreign currency translation and other	—	—	20	88	32	3	—	143
Balance at December 31, 2025								
Goodwill	1,158	912	4,067	944	927	718	1,567	10,293
Accumulated impairment	—	—	—	—	—	—	(680)	(680)
Total goodwill, net	$ 1,158	$ 912	$ 4,067	$ 944	$ 927	$ 718	$ 887	$ 9,613

_____

(1) See Note 1 for further information on the Strategic Reorganization.

16. Long-term and Short-term Debt

Long-term and short-term debt outstanding was as follows:

			December 31,					
			2025			**2024**		
	Interest Rates (1)	Maturity	Face Value	Unamortized Discount and Issuance Costs	Carrying Value	Face Value	Unamortized Discount and Issuance Costs	Carrying Value
					(In millions)			
Senior notes	0.50 % - 6.50%	2026 - 2059	$ 14,095	$ (96)	$ 13,999	$ 14,530	$ (99)	$ 14,431
Surplus notes	7.80 % - 7.80%	2025	—	—	—	250	—	250
Other notes (2)	3.52 % - 7.41%	2026 - 2035	463	(1)	462	401	(2)	399
Financing lease obligations			6	—	6	6	—	6
Total long-term debt			14,564	(97)	14,467	15,187	(101)	15,086
Total short-term debt			355	—	355	465	—	465
Total			$ 14,919	$ (97)	$ 14,822	$ 15,652	$ (101)	$ 15,551

_____

(1) Range of interest rates are for the year ended December 31, 2025.

(2) Includes $75 million of long-term borrowings related to repurchase agreements, secured by CLO Investments. At December 31, 2025, the Company pledged securities with a carrying value of $80 million to collateralize these repurchase agreements. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge these securities.

The aggregate maturities of long-term debt at December 31, 2025 for the next five years and thereafter are $172 million in 2026, $81 million in 2027, $300 million in 2028, $459 million in 2029, $996 million in 2030 and $12.5 billion thereafter.

Financing lease obligations are collateralized and rank highest in priority, followed by unsecured senior notes and other notes. The $1.0 billion aggregate principal amount of 6.350% Fixed-to-Fixed Reset Rate Subordinated Debentures due March 2055, payable semi-annually, issued by MetLife, Inc, in March 2025 (the "6.350% Subordinated Debt") ranks below these instruments but remains senior to junior subordinated debt securities (see Note 18). Payments of interest and principal on the Company's surplus notes, which are subordinate to all other obligations of the operating company issuing the notes and are senior to obligations of MetLife, Inc., may be made only with the prior approval of the insurance department of the state of domicile of the issuer of the notes. The Company's collateral financing arrangement (see Note 17) is supported by surplus notes of a subsidiary and, accordingly, has priority consistent with surplus notes.

Certain of the Company's debt instruments and committed facilities, as well as its $3.0 billion unsecured revolving credit facility (the "Credit Facility"), contain various administrative, reporting, legal and financial covenants. The Company believes it was in compliance with all applicable financial covenants at December 31, 2025.

Senior Notes

In June 2025, in a private placement transaction, MetLife, Inc. issued the following fixed rate senior notes totaling $612 million, interest on which is payable semi-annually:

• ¥10.0 billion due June 2032 which bear interest annually at 2.140%;

• ¥15.0 billion due June 2035 which bear interest annually at 2.460%;

• ¥10.7 billion due June 2037 which bear interest annually at 2.590%;

• ¥12.1 billion due June 2040 which bear interest annually at 2.830%;

• ¥23.6 billion due June 2045 which bear interest annually at 3.290%; and

• ¥16.4 billion due June 2055 which bear interest annually at 3.620%.

In connection with the issuances, MetLife, Inc. incurred $5 million of related costs which will be amortized over the applicable term of each series of senior notes.

16. Long-term and Short-term Debt (continued)

In June and September 2024, MetLife, Inc. issued $500 million and $250 million, respectively, of senior notes due December 2034, which form a single series and bear interest at a fixed rate of 5.300%, payable semi-annually. In connection with the June and September issuances, MetLife, Inc. incurred $4 million and $2 million, respectively, of related costs, which in each case will be amortized over the term of the applicable senior notes.

In April 2024, MetLife, Inc. redeemed for $438 million in cash all of its £350 million aggregate principal amount outstanding 5.375% senior notes due December 2024.

In March 2024, MetLife, Inc. issued the following fixed rate senior notes totaling $752 million, interest on which is payable semi-annually:

- ¥7.1 billion due March 2029 which bear interest annually at 1.009%;

- ¥23.1 billion due March 2031 which bear interest annually at 1.415%;

- ¥16.7 billion due March 2034 which bear interest annually at 1.670%;

- ¥11.2 billion due March 2039 which bear interest annually at 1.953%;

- ¥15.5 billion due March 2044 which bear interest annually at 2.195%;

- ¥23.5 billion due March 2054 which bear interest annually at 2.390%; and

- ¥15.2 billion due March 2059 which bear interest annually at 2.448%.

In connection with the March 2024 issuances, MetLife, Inc. incurred $6 million of related costs which will be amortized over the applicable term of each series of the senior notes.

In July 2023, MetLife, Inc. issued $1.0 billion of senior notes due July 2033 which bear interest at a fixed rate of 5.375%, payable semi-annually. In connection with the issuance, MetLife, Inc. incurred $6 million of related costs which will be amortized over the term of the senior notes.

In February 2023, MetLife, Inc. redeemed for cash and canceled $1.0 billion aggregate principal amount of its outstanding 4.368% senior notes due September 2023.

In January 2023, MetLife, Inc. issued $1.0 billion of senior notes due January 2054 which bear interest at a fixed rate of 5.250%, payable semi-annually. In connection with the issuance, MetLife, Inc. incurred $11 million of related costs which will be amortized over the term of the senior notes.

Facility Agreement for Senior Debt Issuances

In March 2025, MetLife, Inc. entered into a 30-year facility agreement (the "Facility Agreement") with a Delaware trust (the "Trust"), upon the completion of the sale of Trust securities by the Trust for $1,250 million in private placements under Rule 144A of the Securities Act of 1933. The Trust invested the proceeds from the sale of its securities in a portfolio of principal and interest strips of U.S. Treasury securities (the "STRIPS").

The Facility Agreement provides the Company the right to issue and sell to the Trust from time to time up to $1,250 million of its 5.740% Senior Notes due February 15, 2055 (the "5.740% Senior Notes") in exchange for a corresponding amount of the STRIPS held by the Trust. In return, the Company agreed to pay a semi-annual facility fee to the Trust at a rate of 1.2373% per annum applied to the maximum amount of senior notes that MetLife, Inc. could issue and sell to the Trust. The Company can redeem the 5.740% Senior Notes at any time, in whole or in part, at a price equal to the greater of par or a make-whole redemption price. At December 31, 2025, the Company had no senior note issuances under the Facility Agreement.

The Company incurred $13 million of related costs, which were capitalized in other assets and will be amortized over the term of the Facility Agreement. Total fees associated with the facility were $13 million for the year ended December 31, 2025.

16. Long-term and Short-term Debt (continued)

Short-term Debt

Short-term debt with maturities of one year or less was as follows:

	December 31,		
	2025		**2024**
	(Dollars in millions)		
Short-term debt (1), (2)	$ 355	$	465
Average daily balance	$ 394	$	270
Average days outstanding	72 days		82 days

_____

(1)   Includes $238 million and $465 million at December 31, 2025 and 2024, respectively, of short-term debt related to repurchase agreements, secured by assets of subsidiaries.

(2)   Includes $117 million and $133 million at December 31, 2025 and 2024, respectively, of short-term debt related to VIEs.

For the years ended December 31, 2025, 2024 and 2023, the weighted average interest rate on short-term debt was 5.21%, 6.65% and 8.63%, respectively.

Interest Expense

Interest expense on long-term and short-term debt was $724 million, $738 million and $740 million for the years ended December 31, 2025, 2024 and 2023, respectively, which is included in other expenses. Such amounts do not include interest expense on long-term debt related to the collateral financing arrangement or subordinated debt securities. See Notes 17 and 18.

Credit and Committed Facilities

At December 31, 2025, the Company maintained the Credit Facility, as well as certain committed facilities aggregating $3.2 billion (the "Committed Facilities"). When drawn upon, these facilities bear interest at varying rates in accordance with the respective agreements.

Credit Facility

The Company's Credit Facility is used for general corporate purposes, to support the borrowers' commercial paper programs and for the issuance of letters of credit. Total fees associated with the Credit Facility were $7 million, $7 million and $6 million for the years ended December 31, 2025, 2024 and 2023, respectively, and were included in other expenses.

Information on the Credit Facility at December 31, 2025 was as follows:

Borrower(s)	Expiration	Maximum Capacity	Letters of Credit Issued	Drawdowns	Unused Commitments
			(In millions)		
MetLife, Inc. and MetLife Funding, Inc.	May 2028 (1)	$ 3,000	$ 304	$ —	$ 2,696

_____

(1)   All borrowings under the Credit Facility must be repaid by May 8, 2028, except that letters of credit outstanding on that date may remain outstanding until no later than May 8, 2029.

16. Long-term and Short-term Debt (continued)

Committed Facilities

Letters of credit issued under the Committed Facilities are used for collateral for certain of the Company's affiliated reinsurance liabilities. Total fees associated with the Committed Facilities, included in other expenses, were $9 million for each of the years ended December 31, 2025, 2024 and 2023.

Information on the Committed Facilities at December 31, 2025 was as follows:

Account Party/Borrower(s)	Expiration		Maximum Capacity	Letters of Credit Issued	Drawdowns	Unused Commitments
			(In millions)			
MetLife Reinsurance Company of Vermont ("MRV") and MetLife, Inc.	November 2026	(1), (2)	$ 350	$ 350	$ —	$ —
MRV and MetLife, Inc.	December 2037	(1), (3)	2,891	2,456	—	435
Total			$ 3,241	$ 2,806	$ —	$ 435

_____

(1) MetLife, Inc. is a guarantor under the applicable facility.

(2) The issuance of additional letters of credit is at the discretion of the counterparty.

(3) Capacity at December 31, 2025 of $2.9 billion decreases gradually between 2026 and 2037 to $2.0 billion, and the facility expires in December 2037. Unused commitment of $435 million is based on maximum capacity. At December 31, 2025, Brighthouse Financial, Inc. and its subsidiaries ("Brighthouse"), a former subsidiary of MetLife, Inc., is a beneficiary of $2.5 billion of letters of credit issued under this facility and, in consideration, Brighthouse reimburses MetLife, Inc. for a portion of the letter of credit fees.

17. Collateral Financing Arrangement

Information related to the collateral financing arrangement associated with the closed block (See Note 10) was as follows at:

	December 31,	
	2025	2024
	(In millions)	
Surplus notes outstanding (1)	$ 352	$ 476
Receivable from unaffiliated financial institution (1)	$ 46	$ 62
Collateral (pledged) received (2)	$ 18	$ —
Assets held in trust (2)	$ 1,304	$ 1,330

_____

(1) At carrying value.

(2) At estimated fair value.

In December 2007, MLIC reinsured a portion of its closed block liabilities to MetLife Reinsurance Company of Charleston ("MRC"), a wholly-owned subsidiary of MetLife, Inc. In connection with this transaction, MRC issued, to investors placed by an unaffiliated financial institution, $2.5 billion in aggregate principal amount of 35-year surplus notes to provide statutory reserve support for the assumed closed block liabilities. Interest on the surplus notes accrued at an annual rate of three-month London Interbank Offered Rate ("LIBOR") plus 0.55%, payable quarterly. For interest periods that commenced after June 30, 2023, three-month LIBOR was replaced with the CME Term Secured Overnight Financing Rate ("SOFR") published for a three-month tenor plus a spread adjustment of 0.26161%. The ability of MRC to make interest and principal payments on the surplus notes is contingent upon South Carolina regulatory approval.

17. Collateral Financing Arrangement (continued)

Simultaneously with the issuance of the surplus notes, MetLife, Inc. entered into an agreement with the unaffiliated financial institution, under which MetLife, Inc. received interest payable by MRC on the surplus notes in exchange for the payment of three-month LIBOR plus 1.12%, payable quarterly on such amount as adjusted, as described below. For interest periods that commenced after June 30, 2023, three-month LIBOR under the agreement was replaced with compounded SOFR calculated in arrears plus a spread adjustment of 0.26161%. MetLife, Inc. may also be required to pledge collateral or make payments to the unaffiliated financial institution related to any decline in the estimated fair value of the surplus notes. Any such payments are accounted for as a receivable and included in other assets on the Company's consolidated balance sheets and do not reduce the principal amount outstanding of the surplus notes. Such payments, however, reduce the amount of interest payments due from MetLife, Inc. under the agreement. Any payment received from the unaffiliated financial institution reduces the receivable by an amount equal to such payment and also increases the amount of interest payments due from MetLife, Inc. under the agreement. In addition, the unaffiliated financial institution may be required to pledge collateral to MetLife, Inc. related to any increase in the estimated fair value of the surplus notes.

For the years ended December 31, 2025, 2024 and 2023, following regulatory approval, MRC repurchased $124 million, $161 million and $79 million, respectively, in aggregate principal amount of the surplus notes. Payments made by the Company in 2025, 2024 and 2023 associated with the repurchases were exclusive of accrued interest on the surplus notes. In connection with the repurchases for the years ended December 31, 2025, 2024 and 2023, the Company received payments in the aggregate amount of $16 million, $23 million and $8 million, respectively, from the unaffiliated financial institution, which reduced the amount receivable from the unaffiliated financial institution by the same amounts. No other payments related to an increase or decrease in the estimated fair value of the surplus notes were made by MetLife, Inc. or received from the unaffiliated financial institution for the years ended December 31, 2025, 2024 or 2023.

A majority of the proceeds from the offering of the surplus notes was placed in a trust, which is consolidated by the Company, to support MRC's statutory obligations associated with the assumed closed block liabilities. The assets are principally invested in fixed maturity securities AFS and are presented as such within the Company's consolidated balance sheets, with the related income included within net investment income on the Company's consolidated statements of operations.

Interest Expense

Interest expense on the collateral financing arrangement was $25 million, $38 million and $44 million for the years ended December 31, 2025, 2024 and 2023, respectively, which is included in other expenses.

18. Subordinated Debt Securities

Outstanding Junior Subordinated Debt Securities

Outstanding junior subordinated debt securities and exchangeable surplus trust securities which are exchangeable for junior subordinated debt securities prior to redemption or repayment (collectively, the "junior subordinated debt securities"), were as follows:

						December 31,					
						2025			2024		
Issuer	Issue Date	Interest Rate (1)	Scheduled Redemption Date	Interest Rate Subsequent to Scheduled Redemption Date (2)	Final Maturity	Face Value	Unamortized Discount and Issuance Costs	Carrying Value	Face Value	Unamortized Discount and Issuance Costs	Carrying Value
						(In millions)					
MetLife, Inc.	December 2006	6.400%	December 2036	SOFR + 0.26161% + 2.205%	December 2066	$ 1,250	$ (12)	$ 1,238	$ 1,250	$ (13)	$ 1,237
MetLife Capital Trust IV (3)	December 2007	7.875%	December 2037	SOFR + 0.26161% + 3.960%	December 2067	700	(10)	690	700	(11)	689
MetLife, Inc.	April 2008	9.250%	April 2038	SOFR + 0.26161% + 5.540%	April 2068	750	(7)	743	750	(7)	743
MetLife, Inc.	July 2009	10.750%	August 2039	SOFR + 0.26161% + 7.548%	August 2069	500	(4)	496	500	(5)	495
Total						$ 3,200	$ (33)	$ 3,167	$ 3,200	$ (36)	$ 3,164

_____

(1) Prior to the scheduled redemption date, interest is payable semiannually in arrears.

(2) In the event the securities are not redeemed on or before the scheduled redemption date, interest will accrue after such date at an annual rate based on the three-month CME Term SOFR plus 0.26161% and the indicated margin, payable quarterly in arrears.

(3) MetLife Capital Trust IV is a VIE which is consolidated on the financial statements of the Company. The securities issued by this entity are exchangeable surplus trust securities, which are exchangeable for a like amount of MetLife, Inc.'s junior subordinated debt securities on the scheduled redemption date, mandatorily under certain circumstances, and at any time upon MetLife, Inc. exercising its option to redeem the securities.

In connection with each of the junior subordinated debt securities, MetLife, Inc. may redeem or may cause the redemption of such securities (i) in whole or in part, at any time on or after the date five years prior to the scheduled redemption date at 100% of their principal amount, or (ii) in certain circumstances, in whole or in part, prior to the date five years prior to the scheduled redemption date at 100% of their principal amount or, if greater, a make-whole price, in each case, plus accrued and unpaid interest to, but excluding the date of redemption. MetLife, Inc. also has the right to, and in certain circumstances the requirement to, defer interest payments on these securities for a period up to 10 years. Interest compounds during such periods of deferral, if any. If interest is deferred for more than five consecutive years, MetLife, Inc. is required to use proceeds from the sale of its common stock or warrants on common stock to satisfy this interest payment obligation.

Subordinated Debt Issuance

In March 2025, MetLife, Inc. issued the 6.350% Subordinated Debt (together with the junior subordinated debt securities, the "subordinated debt securities"). MetLife, Inc. may redeem the 6.350% Subordinated Debt in whole, at any time, or in part, from time to time (i) on any interest payment date on or after March 15, 2035, the scheduled redemption date, at a redemption price equal to 100% of their principal amount, or (ii) prior to March 15, 2035, at a redemption price equal to 100% of their principal amount plus a make-whole amount, in each case, plus accrued and unpaid interest to, but excluding, the date of redemption. MetLife, Inc. may also redeem the 6.350% Subordinated Debt in whole, but not in part, depending on the specific circumstances at a redemption price equal to (i) 100% of their principal amount or (ii) 102% of their principal amount, in each case, plus accrued and unpaid interest to, but excluding, the date of redemption. MetLife, Inc. also has the right to defer interest payments on the 6.350% Subordinated Debt for periods of up to five years. Interest compounds during such periods of deferral, if any. In connection with the issuance, MetLife, Inc. incurred $12 million of related costs which

18. Subordinated Debt Securities (continued)

will be amortized over the term of the 6.350% Subordinated Debt. At December 31, 2025, the carrying value of the 6.350% Subordinated Debt was $988 million, net of $12 million of unamortized costs and discounts.

The 6.350% Subordinated Debt ranks higher in priority than MetLife, Inc.'s junior subordinated debt securities and subordinate to its senior notes.

Replacement Capital Covenants

In connection with each of the junior subordinated debt securities described above, MetLife, Inc. entered into a separate replacement capital covenant ("RCC") for the benefit of the holders of a designated series of MetLife, Inc.'s other indebtedness (the "Covered Debt"). Initially, the Covered Debt for each of the junior subordinated debt securities was MetLife, Inc.'s 5.700% senior notes due 2035 (the "5.700% Senior Notes"). As a result of the issuance of MetLife, Inc.'s 10.750% Fixed-to-Floating Rate Junior Subordinated Debentures due 2069 (the "10.750% JSDs"), the 10.750% JSDs became the Covered Debt with respect to, and in accordance with, the terms of the RCC relating to MetLife, Inc.'s 6.40% Fixed-to-Floating Rate Junior Subordinated Debentures due 2066 (the "6.40% JSDs"). Pursuant to the terms of the RCCs relating to all junior subordinated debt securities other than the 6.40% JSDs, the 6.350% Subordinated Debt, as of its issuance date in March 2025, became Covered Debt under each such RCC, and the 5.700% Senior Notes were no longer Covered Debt under such RCCs. As the holders of the Covered Debt under such RCCs, the holders of the 6.350% Subordinated Debt terminated these RCCs. The 10.750% JSDs remain the Covered Debt with respect to, and in accordance with, the terms of the remaining RCC relating to the 6.40% JSDs. As part of the RCC relating to the 6.40% JSDs, MetLife, Inc. agreed that it will not repay, redeem, or purchase the securities on or before a date 10 years prior to the final maturity date of the 6.40% JSDs, unless, subject to certain limitations, it has received cash proceeds during a specified period from the sale of specified replacement securities. The RCC relating to the 6.40% JSDs will terminate upon the occurrence of certain events, including an acceleration of the 6.40% JSDs due to the occurrence of an event of default. The RCC relating to the 6.40% JSDs is not intended for the benefit of holders of the 6.40% JSDs and may not be enforced by them. As part of this RCC, MetLife, Inc. is required, during the six-month period prior to the applicable scheduled redemption date, to use commercially reasonable efforts to raise replacement capital to permit repayment of such securities through the issuance of certain qualifying capital securities.

Interest Expense

Interest expense on outstanding subordinated debt securities was $312 million, $261 million and $261 million for the years ended December 31, 2025, 2024 and 2023, respectively, which is included in other expenses.

19. Equity

Preferred Stock

Preferred stock authorized, issued and outstanding was as follows:

Series	December 31, 2025		December 31, 2024	
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Series A preferred stock	27,600,000	24,000,000	27,600,000	24,000,000
Series D preferred stock	500,000	500,000	500,000	500,000
Series E preferred stock	32,200	32,200	32,200	32,200
Series F preferred stock	40,000	40,000	40,000	40,000
Series G preferred stock	—	—	1,000,000	1,000,000
Series A Junior Participating Preferred Stock	10,000,000	—	10,000,000	—
Not designated	161,827,800	—	160,827,800	—
Total	200,000,000	24,572,200	200,000,000	25,572,200

19. Equity (continued)

In September 2025, MetLife, Inc. delivered a notice of redemption to the holders of its 3.850% Fixed Rate Reset Non-Cumulative Preferred Stock, Series G, liquidation preference of $1,000 per share ("Series G preferred stock"), pursuant to which it would redeem 1,000,000 shares of Series G preferred stock at a redemption price of $1,000 per share. All outstanding shares of Series G preferred stock were redeemed on the dividend payment date of September 15, 2025 for an aggregate redemption price of $1.0 billion in cash. In connection with the redemption, MetLife, Inc. recognized a preferred stock redemption premium of $12 million (calculated as the difference between the carrying value of the Series G preferred stock and the total amount paid by MetLife, Inc. to the holders of the Series G preferred stock in connection with the redemption), which was recorded as a reduction of retained earnings at September 30, 2025.

In October 2025, MetLife, Inc. filed a Certificate of Elimination (the "Certificate of Elimination") of Series G preferred stock with the Secretary of State of the State of Delaware to eliminate all references to the Series G preferred stock in MetLife, Inc.'s Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), including the related Certificate of Designations. As a result of the filing of the Certificate of Elimination, MetLife, Inc.'s Certificate of Incorporation was amended to eliminate all references therein to the Series G preferred stock, and the shares that were designated to such series were returned to the status of authorized but unissued shares of preferred stock, par value $0.01 per share, of MetLife, Inc., without designation as to series. The Certificate of Elimination does not affect the total number of authorized shares of capital stock of MetLife, Inc. or the total number of authorized shares of preferred stock.

The outstanding preferred stock ranks senior to MetLife, Inc.'s common stock with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up. Holders of the outstanding preferred stock are entitled to receive dividend payments only when, as and if declared by MetLife, Inc.'s Board of Directors or a duly authorized committee thereof. Dividends on the preferred stock are not cumulative or mandatory. Accordingly, if dividends are not declared on the preferred stock of the applicable series for any dividend period, then any accrued dividends for that dividend period will cease to accrue and be payable. If a dividend is not declared before the dividend payment date for any such dividend period, MetLife, Inc. will have no obligation to pay dividends accrued for such dividend period whether or not dividends are declared for any future period. No dividends may be paid or declared on MetLife, Inc.'s common stock (or any other securities ranking junior to the preferred stock) and MetLife, Inc. may not purchase, redeem, or otherwise acquire its common stock (or other such junior stock) unless the full dividends for the latest completed dividend period on all outstanding shares of preferred stock, and any parity stock, have been declared and paid or provided for.

The table below presents the dividend rates of MetLife, Inc.'s preferred stock outstanding at December 31, 2025:

Series	Per Annum Dividend Rate
A	Three-month CME Term SOFR plus a spread adjustment of 0.26161% + 1.000%, with floor of 4.000%, payable quarterly in March, June, September and December
D	5.875% from issuance date to, but excluding, March 15, 2028, payable semiannually in March and September; three-month CME Term SOFR plus a spread adjustment of 0.26161% + 2.959% payable quarterly in March, June, September and December, thereafter
E	5.625% from issuance date, payable quarterly in March, June, September and December
F	4.750% from issuance date, payable quarterly in March, June, September and December

In the table above, dividends on each series of preferred stock are payable in arrears for the periods specified, if declared.

MetLife, Inc. is prohibited from declaring dividends on the Floating Rate Non-Cumulative Preferred Stock, Series A (the "Series A preferred stock") if it fails to meet specified capital adequacy, net income and stockholders' equity levels. See "— Dividend Restrictions — MetLife, Inc."

Holders of the preferred stock do not have voting rights except in certain circumstances, including where the dividends have not been paid for a specified number of dividend payment periods whether or not those periods are consecutive. Under such circumstances, the holders of the preferred stock have certain voting rights with respect to members of the Board of Directors of MetLife, Inc.

The preferred stock is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or similar provisions.

The Series A preferred stock is redeemable at MetLife, Inc.'s option in whole or in part, at a redemption price of $25 per share of Series A preferred stock, plus declared and unpaid dividends.

19. Equity (continued)

MetLife, Inc. may, at its option, redeem the 5.875% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series D (the "Series D preferred stock"), (i) in whole but not in part at any time prior to March 15, 2028, within 90 days after the occurrence of a "rating agency event," at a redemption price equal to $1,020 per share of Series D preferred stock, plus an amount equal to any dividends per share that have accrued but have not been declared and paid for the then-current dividend period to, but excluding, such redemption date; (ii) in whole but not in part, at any time prior to March 15, 2028, within 90 days after the occurrence of a "regulatory capital event;" and (iii) in whole or in part, at any time or from time to time, on or after March 15, 2028, in the case of (ii) or (iii), at a redemption price equal to $1,000 per share of Series D preferred stock, plus an amount equal to any dividends per share that have accrued but have not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

MetLife, Inc. may, at its option, redeem the 5.625% Non-Cumulative Preferred Stock, Series E (the "Series E preferred stock"), in whole or in part, at any time or from time to time, at a redemption price equal to $25,000 per share of Series E preferred stock (equivalent to $25 per depositary share, each Series E depositary share representing a 1/1,000th interest in a share of the Series E preferred stock), plus an amount equal to any dividends per share that have accrued but have not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

MetLife, Inc. may, at its option, redeem the 4.75% Non-Cumulative Preferred Stock, Series F (the "Series F preferred stock") in whole or in part, at any time or from time to time, at a redemption price equal to $25,000 per share of Series F preferred stock (equivalent to $25 per Series F depositary share, each Series F depositary share representing a 1/1,000th interest in a share of the Series F preferred stock), plus an amount equal to any dividends per share that have accrued but have not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

A "rating agency event" means that any nationally recognized statistical rating organization that then publishes a rating for MetLife, Inc. amends, clarifies or changes the criteria used to assign equity credit to securities like the Series D preferred stock, Series E preferred stock or Series F preferred stock, which results in the lowering of the equity credit assigned to the security, or shortens the length of time that the security is assigned a particular level of equity credit. A "regulatory capital event" could occur as a result of a change or proposed change in laws, rules, regulations or regulatory standards, including capital adequacy rules (or the interpretation or application thereof) of the United States or any political subdivision thereof, including any capital regulator, including but not limited to the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Insurance Office, the National Association of Insurance Commissioners ("NAIC") or any state insurance regulator as may then have group-wide oversight of MetLife, Inc.'s regulatory capital, from those laws, rules, regulations or regulatory standards (or the interpretation or application thereof) in effect as of March 22, 2018, in the case of the Series D preferred stock, that would create a more than insubstantial risk, as determined by MetLife, Inc., that the security would not be treated as "Tier 1 capital" or as capital with attributes similar to those of Tier 1 capital, except that a "regulatory capital event" will not include a change or proposed change (or the interpretation or application thereof) that would result in the adoption of any criteria substantially the same as the criteria in the capital adequacy rules of the Federal Reserve Board applicable to bank holding companies as of March 22, 2018, in the case of the Series D preferred stock.

The per share and aggregate dividends declared for MetLife, Inc.'s preferred stock were as follows:

			Years Ended December 31,				
	2025		**2024**		**2023**	
Series	**Per Share**	**Aggregate**	**Per Share**	**Aggregate**	**Per Share**	**Aggregate**
			(In millions, except per share data)				
A	$ 1.394	$ 33	$ 1.659	$ 39	$ 1.577	$ 37
D	$ 58.750	29	$ 58.750	29	$ 58.750	29
E	$ 1,406.252	45	$ 1,406.252	45	$ 1,406.252	45
F	$ 1,187.500	48	$ 1,187.500	48	$ 1,187.500	48
G	$ 38.500	39	$ 38.500	39	$ 38.500	39
Total		$ 194		$ 200		$ 198

19. Equity (continued)

Common Stock

Issuances

For the years ended December 31, 2025, 2024 and 2023, MetLife, Inc. issued 1,418,562 shares, 2,344,977 shares and 1,992,180 shares of its common stock for $41 million, $105 million and $110 million, respectively, in connection with stock option exercises and other stock-based awards. There were no shares of common stock issued from treasury stock for any of the years ended December 31, 2025, 2024 or 2023.

Repurchase Authorizations

MetLife, Inc. announced that its Board of Directors authorized common stock repurchases as follows:

Announcement Date	Authorization Amount		Authorization Remaining at December 31, 2025 (1)
	(In millions)		
April 30, 2025	$	3,000	$ 2,072
May 1, 2024	$	3,000	$ —
May 25, 2023	$	1,000	$ —
May 3, 2023	$	3,000	$ —

_____

(1) The Inflation Reduction Act, signed into law on August 16, 2022, imposes a one percent excise tax, net of any allowable offsets, on certain corporate stock buybacks made after December 31, 2022. The authorization remaining at December 31, 2025 does not reflect the applicable excise tax payable.

Under these authorizations, MetLife, Inc. may purchase its common stock from the MetLife Policyholder Trust, in the open market (including pursuant to the terms of a pre-set trading plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934), and in privately negotiated transactions. Common stock repurchases are subject to the discretion of MetLife, Inc.'s Board of Directors and will depend upon the Company's capital position, liquidity, financial strength and credit ratings, general market conditions, the market price of MetLife, Inc.'s common stock compared to management's assessment of the stock's underlying value, applicable regulatory approvals, and other legal and accounting factors.

For the years ended December 31, 2025, 2024 and 2023, MetLife, Inc. repurchased 35,295,854 shares, 43,955,023 shares and 50,269,483 shares of its common stock, respectively, through open market purchases for $2.9 billion, $3.2 billion, and $3.1 billion, respectively, excluding applicable excise tax. The excise tax is reflected in treasury stock as part of the cost basis of the common stock repurchased.

Dividends

For the years ended December 31, 2025, 2024 and 2023, MetLife, Inc. paid dividends on its common stock of $1.5 billion, $1.5 billion and $1.6 billion, respectively. The payment of dividends by MetLife, Inc. to its shareholders is subject to restrictions. See "— Dividend Restrictions — MetLife, Inc."

The funding of the cash dividends and operating expenses of MetLife, Inc. is primarily provided by cash dividends from MetLife, Inc.'s insurance subsidiaries. The statutory capital and surplus, or net assets, of MetLife, Inc.'s insurance subsidiaries are subject to regulatory restrictions except to the extent that dividends are allowed to be paid in a given year without prior regulatory approval. Dividends exceeding these limitations can generally be made subject to regulatory approval. The nature and amount of these dividend restrictions, as well as the statutory capital and surplus of MetLife, Inc.'s U.S. insurance subsidiaries, are disclosed in "— Statutory Equity and Income" and "— Dividend Restrictions — Insurance Operations." MetLife, Inc.'s principal non-U.S. insurance operations are branches or subsidiaries of American Life Insurance Company ("American Life"), a U.S. insurance subsidiary of the Company.

19. Equity (continued)

Stock-Based Compensation Plans

2025 Stock Plan and Predecessor Plans

The MetLife, Inc. 2025 Stock and Incentive Compensation Plan (the "2025 Stock Plan") serves as the successor plan to the MetLife, Inc. 2015 Stock and Incentive Compensation Plan (the "2015 Stock Plan"), which expired on January 1, 2025, and the MetLife, Inc. 2015 Non-Management Director Stock Compensation Plan (the "2015 Director Stock Plan"), which was terminated by MetLife, Inc.'s Board of Directors effective December 31, 2024. Under the 2025 Stock Plan, MetLife, Inc. may grant awards to employees, non-management directors and agents in the form of Stock Options, Stock Appreciation Rights, Performance Shares, Performance Units, Restricted Stock, Restricted Stock Units, Cash-Based Awards and Stock-Based Awards (each, as defined in the 2025 Stock Plan) with reference to shares of MetLife, Inc.'s common stock ("Shares"), as applicable. During 2025, MetLife, Inc. granted all awards to employees, non-management directors and agents under the 2025 Stock Plan.

At December 31, 2025, awards were outstanding under the 2025 Stock Plan and the 2015 Stock Plan (related to grants made prior to its expiration). No awards were outstanding under the 2015 Director Stock Plan at December 31, 2025, since MetLife, Inc. only issued fully-vested Shares to non-management directors during the term of this plan.

The aggregate number of Shares available for issuance under the 2025 Stock Plan at December 31, 2025 was 21,489,793.

The aggregate number of Shares that remain subject to outstanding stock awards previously granted under the 2015 Stock Plan at December 31, 2025 was 5,475,798.

Awards granted under the 2025 Stock Plan, the 2015 Stock Plan, the 2015 Director Stock Plan, the MetLife, Inc. 2005 Stock and Incentive Compensation Plan, and the MetLife, Inc. 2005 Non-Management Director Stock Compensation Plan, and earlier plans that have become payable in Shares, but the issuance of which has been deferred ("Deferred Shares") equaled 894,394 Shares at December 31, 2025.

Compensation Expense Related to Stock-Based Compensation

MetLife, Inc. recognizes compensation expense related to each award under the 2025 Stock Plan and the 2015 Stock Plan in one of the following ways:

- For cash-settled awards (referred to herein as "Phantom Stock-Based Awards"), MetLife remeasures the compensation expense quarterly.

- For stock-settled awards (referred to herein as "Stock-Based Awards") granted to non-management Directors, MetLife recognizes an expense based on the number of Shares awarded and the Share price on the grant date.

- For other Stock-Based Awards, MetLife recognizes an expense based on the number of awards it expects to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant.

The components of compensation expense related to stock-based compensation include:

	Years Ended December 31,					
	2025		2024		2023	
	(In millions)					
Stock Options and Unit Options (1)	$	2	$	7	$	7
Performance Shares and Performance Units (2)		53		87		98
Restricted Stock Units and Restricted Units		76		74		66
Total compensation expense	$	131	$	168	$	171
Income tax benefit	$	28	$	35	$	36

_____

(1)   Although Stock Options and Unit Options may be granted under the 2025 Stock Plan, the Company ceased granting Stock Options and Unit Options for periods after 2024.

19. Equity (continued)

(2)   The Company may further adjust the number of Performance Shares and Performance Units it expects to vest, and the related compensation expense, if management changes its estimate of the most likely final performance factor.

The following table presents the total unrecognized compensation expense related to Stock-Based Awards and the expected weighted average period over which these expenses will be recognized at:

	December 31, 2025	
	Expense	Weighted Average Period
	(In millions)	(Years)
Stock Options	$ 1	1.05
Performance Shares	$ 25	1.70
Restricted Stock Units	$ 55	2.24

Equity Awards (Stock-Based Awards)

Stock Options

Stock Options are the contingent right of awardholders to purchase Shares at the applicable exercise price for a limited time. All Stock Options have an exercise price equal to the closing price of a Share reported on the New York Stock Exchange ("NYSE") on the date of grant and have a maximum term of 10 years. The majority of Stock Options that MetLife, Inc. has granted have become or will become exercisable at a rate of one-third of each award on each of the first three anniversaries of the grant date. Other Stock Options have become or will become exercisable on the third anniversary of the grant date. Vesting is subject to continued service, except for employees who meet specified age and service criteria and in certain other limited circumstances.

Stock Option Activity

A summary of the activity related to Stock Options was as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
			(Years)	(In millions)
Outstanding at January 1, 2025	2,994,371	$ 55.79	5.51	$ 78
Granted (2)	—	$ —		
Exercised (3)	(300,422)	$ 45.71		
Expired (4)	(4,182)	$ 71.73		
Forfeited (5)	(7,154)	$ 69.91		
Outstanding at December 31, 2025	2,682,613	$ 56.85	4.76	$ 59
Vested and expected to vest at December 31, 2025	2,680,975	$ 56.84	4.76	$ 59
Exercisable at December 31, 2025	2,313,107	$ 54.75	4.26	$ 56

_____

(1)   The aggregate intrinsic value of all outstanding Stock Options is computed using the closing Share price on December 31, 2025 of $78.94 and December 31, 2024 of $81.88, as applicable.

(2)   The Company ceased granting Stock Options for periods after 2024.

(3)   The intrinsic value of each Stock Option is the closing price on a particular date less the exercise price of the Stock Option, provided the difference is greater than zero.

(4)   Expired Stock Options were exercisable, but unexercised, as of their expiration date.

(5)   Forfeited awards were either (a) unvested at the end of the awardholder's employment, where the awardholder did not meet the criteria for post-employment award continuation; or (b) held by awardholders the Company terminated from employment for cause as defined in the terms of the awards.

19. Equity (continued)

MetLife estimates the fair value of Stock Options on the date of grant using a binomial lattice model. The significant assumptions the Company uses in its binomial lattice model include: expected volatility of the price of Shares; risk-free rate of return; dividend yield on Shares; exercise multiple; and the post-vesting termination rate.

MetLife bases expected volatility on an analysis of historical prices of Shares and call options on Shares traded on the open market. The Company uses a weighted-average of the implied volatility for publicly traded call options with the longest remaining maturity nearest to the money as of each valuation date and the historical volatility, calculated using monthly closing prices of Shares. The Company chose a monthly measurement interval for historical volatility as this interval reflects the Company's view that employee option exercise decisions are based on longer-term trends in the price of the underlying Shares rather than on daily price movements.

The Company's binomial lattice model incorporates different risk-free rates based on the imputed forward rates for U.S. Treasury STRIPS for each year over the contractual term of the option. The table below presents the full range of rates that were used for options granted during the respective periods.

The Company determines dividend yield based on historical dividend distributions compared to the price of the underlying Shares as of the valuation date and held constant over the life of the Stock Option.

The Company's binomial lattice model incorporates the term of the Stock Options, expected exercise behavior and a post-vesting termination rate, or the rate at which vested options are exercised or expire prematurely due to termination of employment. From these factors, the model derives an expected life of the Stock Option. The model's exercise behavior is a multiple that reflects the ratio of stock price at the time of exercise over the exercise price of the Stock Option at the time the model expects holders to exercise. The model derives the exercise multiple from actual exercise activity. The model determines the post-vesting termination rate from actual exercise experience and expiration activity under the incentive plans.

The following table presents the weighted average assumptions used to estimate the fair value of the unexercised Stock Options using the binomial lattice model. The Company ceased granting Stock Options for periods after 2024.

	Years Ended December 31,	
	2024	**2023**
Dividend yield	3.01%	2.79%
Risk-free rate of return	5.03% - 4.22%	5.02% - 3.47%
Expected volatility	26.36%	25.73%
Exercise multiple	1.45	1.45
Post-vesting termination rate	3.33%	3.47%
Contractual term (years)	10	10
Expected life (years)	6	6
Weighted average exercise price of stock options granted	$69.16	$71.73
Weighted average fair value of stock options granted	$17.13	$17.56

The following table presents a summary of Stock Option exercise activity:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In millions)					
Total intrinsic value of stock options exercised	$	10	$	25	$	6
Cash received from exercise of stock options	$	14	$	40	$	11
Income tax benefit realized from stock options exercised	$	2	$	5	$	1

19. Equity (continued)

Performance Shares

Performance Shares are units that, if they vest, are multiplied by a performance factor to produce a number of final Shares payable. MetLife accounts for Performance Shares as equity awards. MetLife, Inc. does not credit Performance Shares with dividend-equivalents for dividends paid on Shares. Performance Share awards normally vest in their entirety at the end of the three-year performance period. Vesting is subject to continued service, except for employees who meet specified age and service criteria and in certain other limited circumstances.

For awards granted for the 2019 – 2021 and later performance periods in progress through December 31, 2025, the vested Performance Shares will be multiplied by a performance factor of 0% to 175% that the MetLife, Inc. Compensation Committee will determine by (a) the Company's annual adjusted return on equity performance over the three-year period compared to the Company's three-year business plan goal; (b) the Company's total shareholder return over the same three-year period compared to a peer group of companies; and (c) a cap of 100% if the Company's total shareholder return for the three-year period is zero or less. Per the terms of the award, the Compensation Committee will exclude the impact of a "Significant Event" from the Company's adjusted return on equity or the business plan goal, to the extent the Committee determines in its informed judgment that the event changed the adjusted return on equity performance result by one percent or more. "Significant Events" include accounting changes, business combinations, restructuring, nonrecurring tax events, common share issuance or repurchases, catastrophes, litigation and regulatory settlements, asbestos and environmental events, certain specified classes of non-coupon investments, and other significant nonrecurring, infrequent, or unusual items.

The performance factor for the 2022 - 2024 performance period was 114.3%.

Restricted Stock Units

Restricted Stock Units are units that, if they vest, are payable in an equal number of Shares. MetLife accounts for Restricted Stock Units as equity awards. MetLife, Inc. does not credit Restricted Stock Units with dividend-equivalents for dividends paid on Shares. Accordingly, the estimated fair value of Restricted Stock Units is based upon the closing price of Shares on the date of grant, reduced by the present value of estimated dividends to be paid on that stock.

The majority of Restricted Stock Units normally vest in thirds on or shortly after the first three anniversaries of their grant date. Other Restricted Stock Units normally vest in their entirety on the third or later anniversary of their grant date. Vesting is subject to continued service, except for employees who meet specified age and service criteria and in certain other limited circumstances.

Performance Share and Restricted Stock Unit Activity

The following table presents a summary of Performance Share and Restricted Stock Unit activity:

	Performance Shares		Restricted Stock Units	
	Shares	Weighted Average Fair Value (1)	Units	Weighted Average Fair Value (1)
Outstanding at January 1, 2025	2,754,817	$ 63.80	1,811,591	$ 63.72
Granted	884,619	$ 75.55	1,218,471	74.55
Forfeited (2)	(58,594)	$ 67.11	(71,984)	$ 68.52
Payable (3)	(873,665)	$ 62.83	(815,112)	63.77
Outstanding at December 31, 2025	2,707,177	$ 67.88	2,142,966	$ 69.70
Vested and expected to vest at December 31, 2025	2,673,938	$ 67.84	2,082,439	$ 69.65

_____

(1) Values for awards outstanding at January 1, 2025, represent weighted average number of awards multiplied by their fair value per Share at December 31, 2024. Otherwise, all values represent weighted average of number of awards multiplied by the fair value per Share at December 31, 2025. Fair value of Performance Shares and Restricted Stock Units on December 31, 2025 was equal to Grant Date fair value.

19. Equity (continued)

(2) Forfeited awards were either (a) unvested at the end of the awardholder's employment, where the awardholder did not meet the criteria for post-employment award continuation; or (b) held by awardholders the Company terminated from employment for cause as defined in the terms of the awards.

(3) Includes both Shares paid and Deferred Shares.

Performance Share amounts above represent aggregate awards at target, and do not reflect potential increases or decreases that may result from the performance factor. At December 31, 2025, the performance period for the 2023 - 2025 Performance Share grants was completed, but the performance factor had not yet been determined. Included in the immediately preceding table are 906,696 outstanding Performance Shares to which the 2023 - 2025 performance factor will be applied.

Liability Awards (Phantom Stock-Based Awards)

Certain MetLife subsidiaries have a liability for Phantom Stock-Based Awards in the form of Unit Options, Performance Units, and/or Restricted Units. These Share-based cash-settled awards are recorded as liabilities until MetLife makes payment. The fair value of unsettled or unvested liability awards is re-measured at the end of each reporting period based on the change in fair value of one Share. The liability and corresponding expense are adjusted accordingly until the awards are settled.

Unit Options

Unit Options are the contingent right of awardholders to receive for a limited time a cash payment equal to the closing price of a Share on the exercise date, less the applicable exercise price provided the difference is greater than zero. All Unit Options have an exercise price equal to the closing price of a Share reported on the NYSE on the date of grant and have a maximum term of 10 years. The majority of Unit Options have become or will become eligible for exercise at a rate of one-third of each award on each of the first three anniversaries of the grant date. Other Unit Options have become or will become eligible for exercise on the third anniversary of the grant date. Vesting is subject to continued service, except for employees who meet specified age and service criteria and in certain other limited circumstances.

Performance Units

Performance Units are units that, if they vest, are multiplied by a performance factor to produce a number of final Performance Units which are payable in cash equal to the closing price of a Share on a date following the last day of the three-year performance period. Performance Units are accounted for as liability awards. MetLife, Inc. does not credit them with dividend-equivalents for dividends paid on Shares. Accordingly, the estimated fair value of Performance Units is based upon the closing price of a Share on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period. MetLife determines each performance period's performance factor in the same way it does for the same performance period's Performance Shares.

See "— Equity Awards (Stock-Based Awards) — Performance Shares" for a discussion of the Performance Shares vesting period and performance factor calculation, which are also used for Performance Units.

Restricted Units

Restricted Units are units that, if they vest, are payable in cash equal to the closing price of a Share on the last day of the restriction period. The majority of Restricted Units normally vest in thirds on or shortly after the first three anniversaries of their grant date. Other Restricted Units normally vest in their entirety on the third or later anniversary of their grant date. Vesting is subject to continued service, except for employees who meet specified age and service criteria and in certain other limited circumstances. Restricted Units are accounted for as liability awards. MetLife, Inc. does not credit Restricted Units with dividend-equivalents for dividends paid on Shares. Accordingly, the estimated fair value of Restricted Units is based upon the closing price of a Share on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period.

19. Equity (continued)

Phantom Stock-Based Award Activity

The following table presents a summary of Phantom Stock-Based Awards activity:

	Unit Options	Performance Units	Restricted Units
Outstanding at January 1, 2025	40,738	346,261	398,950
Granted (1)	—	110,213	278,436
Exercised	—	(102,582)	(193,941)
Expired (2)	—	—	—
Forfeited (3)	—	(9,323)	(13,633)
Paid	—	—	—
Outstanding at December 31, 2025	40,738	344,569	469,812
Vested and expected to vest at December 31, 2025	40,562	338,221	452,990

_____

(1)   The Company ceased granting Unit Options for periods after 2024.

(2)   Expired Unit Options were exercisable, but unexercised, as of their expiration date.

(3)   Forfeited awards were either (a) unvested or unexercisable at the end of the awardholder's employment, where the awardholder did not meet the criteria for post-employment award continuation; or (b) held by awardholders the Company terminated from employment for cause, as defined in the terms of the awards.

Performance Unit amounts above represent aggregate awards at target, and do not reflect potential increases or decreases that may result from the performance factor. At December 31, 2025, the performance period for the 2023 - 2025 Performance Unit grants was completed, but the performance factor had not yet been determined. Included in the immediately preceding table are 107,041 outstanding Performance Units to which the 2023 - 2025 performance factor will be applied.

Statutory Equity and Income

The states of domicile of MetLife, Inc.'s U.S. insurance subsidiaries each impose risk-based capital ("RBC") requirements that were developed by the NAIC. American Life does not write business in Delaware or any other U.S. state and, as such, is exempt from RBC requirements by Delaware law. Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC"), to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("authorized control level RBC"), based on the statutory-based financial statements. Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice authorized control level RBC ("Company Action Level RBC"). While not required by or filed with insurance regulators, the Company also calculates an internally defined combined RBC ratio ("Statement-Based Combined RBC Ratio"), which is determined by dividing the sum of TAC for MetLife, Inc.'s principal U.S. insurance subsidiaries, excluding American Life, by the sum of Company Action Level RBC for such subsidiaries. The Company's Statement-Based Combined RBC Ratio was in excess of 350% and in excess of 360% at December 31, 2025 and 2024, respectively. In addition, all non-exempted U.S. insurance subsidiaries individually exceeded Company Action Level RBC for all periods presented.

MetLife, Inc.'s foreign insurance operations are regulated by applicable authorities of the jurisdictions in which each entity operates and are subject to minimum capital and solvency requirements in those jurisdictions before corrective action commences. At both December 31, 2025 and 2024, the adjusted capital of American Life's insurance subsidiary in Japan, the Company's largest foreign insurance operation, was in excess of three times the 200% solvency margin ratio that would require corrective action. Excluding Japan, the aggregate required and actual capital and surplus of the Company's other foreign insurance operations was $3.8 billion and $10.5 billion, respectively, as of the date of the most recent fiscal year-end capital adequacy calculation for each jurisdiction, exceeding the respective minimum capital and solvency requirements.

19. Equity (continued)

MetLife, Inc.'s insurance subsidiaries prepare statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile or applicable foreign jurisdiction. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of MetLife, Inc.'s U.S. insurance subsidiaries.

Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing FPBs using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years. Further, statutory accounting principles do not give recognition to purchase accounting adjustments. MetLife, Inc.'s U.S. insurance subsidiaries have no material state prescribed accounting practices, except as described below.

New York has adopted certain prescribed accounting practices, primarily consisting of the continuous Commissioners' Annuity Reserve Valuation Method, which impacts deferred annuities, and the New York Special Considerations Letter, which mandates certain assumptions in asset adequacy testing. The collective impact of these prescribed accounting practices decreased the statutory capital and surplus of MLIC by $1.2 billion and $1.5 billion at December 31, 2025 and 2024, respectively, compared to what capital and surplus would have been had it been measured under NAIC guidance.

American Life calculates its policyholder reserves on insurance written in each foreign jurisdiction in accordance with the reserve standards required by such jurisdiction. Additionally, American Life's insurance subsidiaries are valued based on each respective subsidiary's underlying local statutory equity, adjusted in a manner consistent with the reporting prescribed for its branch operations. The prescribed practice exempts American Life from calculating and disclosing the impact to its statutory capital and surplus.

The tables below present amounts for MetLife, Inc.'s U.S. insurance subsidiaries, prepared in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile.

Statutory net income (loss) was as follows:

Company	State of Domicile	Years Ended December 31,					
		2025		2024		2023	
		(In millions)					
MLIC	New York	$	1,189	$	2,457	$	3,407
American Life	Delaware	$	2,251	$	365	$	767
Metropolitan Tower Life Insurance Company ("MTL")	Nebraska	$	528	$	361	$	411
Other	Various	$	32	$	65	$	53

Statutory capital and surplus was as follows at:

Company	December 31,			
	2025		2024	
	(In millions)			
MLIC	$	8,623	$	9,787
American Life	$	7,391	$	7,555
MTL	$	2,242	$	2,247
Other	$	342	$	347

The Company's U.S. captive life reinsurance subsidiaries, which reinsure risks including the closed block, level premium term life and ULSG assumed from other MetLife subsidiaries, have no state prescribed accounting practices, except for MRV.

19. Equity (continued)

MRV, with the explicit permission of the Commissioner of Insurance of the State of Vermont, has included, as admitted assets, the value of letters of credit serving as collateral for reinsurance credit taken by various affiliated cedants, in connection with reinsurance agreements entered into between MRV and the various affiliated cedants, which resulted in higher statutory capital and surplus of $2.0 billion at both December 31, 2025 and 2024. MRV's RBC would have triggered a regulatory event without the use of the state prescribed practice.

The combined statutory net income (loss) of MetLife, Inc.'s U.S. captive life reinsurance subsidiaries was $119 million, $92 million and $63 million for the years ended December 2025, 2024 and 2023, respectively, and the combined statutory capital and surplus, reflecting the aforementioned prescribed accounting practice, was $602 million and $655 million at December 31, 2025 and 2024, respectively.

Dividend Restrictions

Insurance Operations

The table below sets forth the dividends permitted to be paid by MetLife, Inc.'s primary insurance subsidiaries without insurance regulatory approval and the actual dividends paid:

Company	2026 Permitted Without Approval (1)		2025 Paid (2)		2024 Paid (2)	
			(In millions)			
MLIC	$	2,121	$	2,332	$	3,476
American Life	$	2,219	$	400	$	1,485
MTL	$	547	$	760	$	373

_____

(1)   Reflects dividend amounts that may be paid by the end of 2026 without prior regulatory approval.

(2)   Reflects all amounts paid, including those where regulatory approval was obtained as required.

Under the New York State Insurance Law, MLIC is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife, Inc. in any calendar year based on either of two standards. Under one standard, MLIC is permitted, without prior insurance regulatory clearance, to pay dividends out of earned surplus (defined as positive unassigned funds (surplus), excluding 85% of the change in net unrealized capital gains or losses (less capital gains tax), for the immediately preceding calendar year), in an amount up to the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains), not to exceed 30% of surplus to policyholders as of the end of the immediately preceding calendar year. In addition, under this standard, MLIC may not, without prior insurance regulatory clearance, pay any dividends in any calendar year immediately following a calendar year for which its net gain from operations, excluding realized capital gains, was negative. Under the second standard, if dividends are paid out of other than earned surplus, MLIC may, without prior insurance regulatory clearance, pay an amount up to the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). In addition, MLIC will be permitted to pay a dividend to MetLife, Inc. in excess of the amounts allowed under both standards only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent of Financial Services (the "Superintendent") and the Superintendent either approves the distribution of the dividend or does not disapprove the dividend within 30 days of its filing. Under the New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholder.

19. Equity (continued)

Under the Delaware Insurance Code, American Life is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of the dividend, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains), not including pro rata distributions of American Life's own securities. American Life will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the "Delaware Commissioner") and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the dividend within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)") as of the immediately preceding calendar year requires insurance regulatory approval. Under the Delaware Insurance Code, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

Under the Nebraska Insurance Code, MTL is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of the dividend, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains), not including pro rata distributions of MTL's own securities. MTL will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Director of the Nebraska Department of Insurance (the "Nebraska Director") and the Nebraska Director either approves the distribution of the dividend or does not disapprove the dividend within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)" excluding unrealized capital gains) as of the immediately preceding calendar year requires insurance regulatory approval. Under the Nebraska Insurance Code, the Nebraska Director has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

MetLife, Inc.

The declaration and payment of dividends are subject to the discretion of MetLife, Inc.'s Board of Directors and will depend on its financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends by MetLife, Inc.'s insurance subsidiaries and other factors deemed relevant by the Board of Directors. In addition, the payment of dividends on MetLife, Inc.'s common stock, and MetLife, Inc.'s ability to repurchase its common stock, may be subject to restrictions described below arising under the terms of MetLife, Inc.'s Series A preferred stock and its junior subordinated debt securities in situations where MetLife, Inc. may be experiencing financial stress, as described below.

"Dividend Stopper" Provisions in the Preferred Stock and Subordinated Debt Securities

If MetLife, Inc. has not paid the full dividends on its preferred stock for the latest completed dividend period, MetLife, Inc. may not repurchase or pay dividends on instruments junior to those instruments, including its common stock, during a dividend period under so-called "dividend stopper" provisions. Further, MetLife, Inc.'s Series A preferred stock and its junior subordinated debt securities contain provisions that would suspend the payment of preferred stock dividends and interest on the junior subordinated debt securities if MetLife, Inc. fails to meet certain RBC ratio, net income and stockholders' equity tests at specified times, except to the extent of the net proceeds from the issuance of certain securities during specified periods. If Series A preferred stock dividends or interest on subordinated debt securities, including the 6.350% Subordinated Debt, are not paid, certain provisions in those instruments (including under "dividend stopper" provisions) may restrict MetLife, Inc. from repurchasing its common or preferred stock or paying dividends on its common or preferred stock and interest on its junior subordinated debt securities.

19. Equity (continued)

The subordinated debt securities further provide that MetLife, Inc. may, at its option and provided that certain conditions are met, defer payment of interest without giving rise to an event of default for periods of up to 10 years, with respect to the junior subordinated debt securities and five years with respect to the 6.350% Subordinated Debt. In the case of the junior subordinated debt securities, after five years MetLife, Inc. would be obligated to use commercially reasonable efforts to sell equity securities to raise proceeds to pay the interest. MetLife, Inc. would not be subject to limitations on the number of deferral periods that MetLife, Inc. could begin, so long as all accrued and unpaid interest is paid with respect to prior deferral periods. If MetLife, Inc. were to defer payments of interest, the "dividend stopper" provisions in the subordinated debt securities would thus prevent MetLife, Inc. from repurchasing or paying dividends on its common stock or other capital stock (including the preferred stock) during the period of deferral, subject to exceptions.

MetLife, Inc. is a party to an RCC which limits its ability to eliminate these restrictions on the 6.40% JSDs through the repayment, redemption or purchase of the 6.40% JSDs by requiring MetLife, Inc., with some limitations, to receive cash proceeds during a specified period from the sale of specified replacement securities prior to any repayment, redemption or purchase. See Note 18 for a description of such RCC.

AOCI

Information regarding changes in the balances of each component of AOCI attributable to MetLife, Inc. was as follows:

	Unrealized Investment Gains (Losses), Net of Related Offsets (1)	Deferred Gains (Losses) on Derivatives	FPBs Discount Rate Remeasurement Gains (Losses)	MRBs Instrument-Specific Credit Risk Remeasurement Gains (Losses)	Foreign Currency Translation Adjustments	Defined Benefit Plans Adjustment	Total
	(In millions)						
Balance at December 31, 2022	$ (22,646)	$ 1,557	$ 6,115	$ 107	$ (6,377)	$ (1,377)	$ (22,621)
OCI before reclassifications	7,820	(1,106)	(4,361)	(102)	296	(207)	2,340
Deferred income tax benefit (expense)	(1,666)	267	904	22	(77)	45	(505)
AOCI before reclassifications, net of income tax	(16,492)	718	2,658	27	(6,158)	(1,539)	(20,786)
Amounts reclassified from AOCI	2,523	(705)	—	—	—	119	1,937
Deferred income tax benefit (expense)	(537)	170	—	—	—	(26)	(393)
Amounts reclassified from AOCI, net of income tax	1,986	(535)	—	—	—	93	1,544
Balance at December 31, 2023	(14,506)	183	2,658	27	(6,158)	(1,446)	(19,242)
OCI before reclassifications	(7,280)	(549)	4,997	(124)	(858)	(123)	(3,937)
Deferred income tax benefit (expense)	1,809	144	(1,126)	26	(154)	31	730
AOCI before reclassifications, net of income tax	(19,977)	(222)	6,529	(71)	(7,170)	(1,538)	(22,449)
Amounts reclassified from AOCI	752	760	—	—	—	128	1,640
Deferred income tax benefit (expense)	(177)	(168)	—	—	—	(32)	(377)
Amounts reclassified from AOCI, net of income tax	575	592	—	—	—	96	1,263
Balance at December 31, 2024	(19,402)	370	6,529	(71)	(7,170)	(1,442)	(21,186)
Cumulative effects of change in accounting principles for equity method investees at January 1, 2025	70	—	(1,144)	—	—	—	(1,074)
OCI before reclassifications	4,164	(1,095)	2,021	(31)	952	(34)	5,977
Deferred income tax benefit (expense)	(836)	225	(535)	5	(45)	9	(1,177)
AOCI before reclassifications, net of income tax	(16,004)	(500)	6,871	(97)	(6,263)	(1,467)	(17,460)
Amounts reclassified from AOCI	495	(1,366)	—	—	—	97	(774)
Deferred income tax benefit (expense)	(105)	278	—	—	—	(23)	150
Amounts reclassified from AOCI, net of income tax	390	(1,088)	—	—	—	74	(624)
Balance at December 31, 2025	$ (15,614)	$ (1,588)	$ 6,871	$ (97)	$ (6,263)	$ (1,393)	$ (18,084)

_____

(1)   Primarily unrealized gains (losses) on fixed maturity securities.

19. Equity (continued)

Information regarding amounts reclassified out of each component of AOCI was as follows:

AOCI Components	Years Ended December 31,			Consolidated Statements of Operations Locations
	2025	**2024**	**2023**	
	Amounts Reclassified from AOCI			
	(In millions)			
Unrealized investment gains (losses):				
Unrealized investment gains (losses)	$ (554)	$ (784)	$ (2,620)	Net investment gains (losses)
Unrealized investment gains (losses)	(11)	2	8	Net investment income
Unrealized investment gains (losses)	70	30	89	Net derivative gains (losses)
Unrealized investment gains (losses), before income tax	(495)	(752)	(2,523)	
Income tax (expense) benefit	105	177	537	
Unrealized investment gains (losses), net of income tax	(390)	(575)	(1,986)	
Deferred gains (losses) on derivatives — cash flow hedges:				
Interest rate derivatives	29	33	50	Net investment income
Interest rate derivatives	(21)	(5)	90	Net investment gains (losses)
Foreign currency exchange rate derivatives	5	4	4	Net investment income
Foreign currency exchange rate derivatives	1,352	(794)	558	Net investment gains (losses)
Foreign currency exchange rate derivatives	—	1	2	Other expenses
Credit derivatives	1	1	1	Net investment gains (losses)
Gains (losses) on cash flow hedges, before income tax	1,366	(760)	705	
Income tax (expense) benefit	(278)	168	(170)	
Gains (losses) on cash flow hedges, net of income tax	1,088	(592)	535	
Defined benefit plans adjustment: (1)				
Amortization of net actuarial gains (losses)	(108)	(139)	(130)	
Amortization of prior service (costs) credit	11	11	11	
Amortization of defined benefit plan items, before income tax	(97)	(128)	(119)	
Income tax (expense) benefit	23	32	26	
Amortization of defined benefit plan items, net of income tax	(74)	(96)	(93)	
Total reclassifications, net of income tax	$ 624	$ (1,263)	$ (1,544)	

_____

(1)   These AOCI components are included in the computation of net periodic benefit costs. See Note 21.

20. Other Revenues and Other Expenses

Other Revenues

Information on other revenues, which primarily includes fees related to service contracts from customers, was as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Vision fee for service arrangements	$ 561	$ 536	$ 598
Prepaid legal plans	637	572	516
Institutional Client asset management fees (1)	369	301	316
ASO contracts	295	273	259
Recordkeeping and administrative services (2)	142	151	150
Other revenue related to service contracts from customers (1) (3)	432	412	390
Total revenues related to service contracts from customers	2,436	2,245	2,229
Other	391	356	297
Total other revenues	$ 2,827	$ 2,601	$ 2,526

_____

(1) As a result of the Strategic Reorganization, the presentation of the components of other revenues was revised to report MIM segment Institutional Client asset management fees herein and, as a result, $93 million and $92 million of revenue for the years ended December 31, 2024 and 2023, respectively, were reclassified to other revenue related to service contracts from customers.

(2) Related to products and businesses no longer actively marketed by the Company.

(3) Includes $48 million, $48 million and $50 million for the years ended December 31, 2025, 2024 and 2023, respectively, for asset management fees from management of general account equity method investments. See Note 25 for additional related party transactions.

Receivables for revenues related to service contracts from customers were $272 million and $238 million at December 31, 2025 and 2024, respectively.

Other Expenses

Information on other expenses was as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Amortization of DAC, VOBA and negative VOBA	$ 2,114	$ 2,021	$ 1,926
Interest expense on debt	1,061	1,037	1,045
Direct:			
Employee-related costs (1)	3,834	3,697	3,626
Third party staffing costs	1,603	1,547	1,477
General and administrative expenses	560	481	828
Commissions and other variable expenses	6,791	6,018	5,819
Capitalization of DAC	(3,219)	(2,833)	(2,917)
Premium taxes, other taxes, and licenses & fees	837	783	660
Pension, postretirement and postemployment benefit costs	279	266	246
Total other expenses	$ 13,860	$ 13,017	$ 12,710

_____

20. Other Revenues and Other Expenses (continued)

(1) Includes ($173) million, ($139) million and ($140) million for the years ended December 31, 2025, 2024 and 2023, respectively, for the net change in cash surrender value of investments in certain life insurance policies, net of premiums paid.

__Capitalization of DAC and Amortization of DAC and VOBA__

See Note 8 for additional information on DAC and VOBA including impacts of capitalization and amortization. See also Note 10 for a description of the DAC amortization impact associated with the closed block.

__Expenses related to Debt__

See Notes 16, 17, and 18 for attribution of interest expense by debt issuance and other expenses related to debt transactions.

21. Employee Benefit Plans

Pension and Other Postretirement Benefit Plans

Certain subsidiaries of MetLife, Inc. sponsor a U.S. qualified and various U.S. and non-U.S. nonqualified defined benefit pension plans covering employees who meet specified eligibility requirements. U.S. pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits that are primarily based upon years of credited service and final average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as interest credits, determined annually based upon the annual rate of interest on 30-year U.S. Treasury securities, for each account balance. Effective January 1, 2023, U.S. qualified and nonqualified defined benefit pension plans were amended to provide benefits accruals for all active participants under the cash balance formula and to cease future accruals under the traditional formula. The U.S. nonqualified pension plans provide supplemental benefits in excess of limits applicable to a qualified plan. The non-U.S. pension plans generally provide benefits based upon either years of credited service and earnings preceding retirement or points earned on job grades and other factors in years of service.

These subsidiaries also provide certain postemployment benefits and certain postretirement medical and life insurance benefits for U.S. and non-U.S. retired employees. U.S. employees of these subsidiaries who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for one of the subsidiaries may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total costs of postretirement medical benefits. U.S. employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits. Effective January 1, 2023, the accrual of the employer subsidy credits for eligible employees was discontinued.

The benefit obligations, funded status and net periodic benefit costs related to these pension and other postretirement benefits were comprised of the following:

| | December 31, 2025 | | | | | | December 31, 2024 | | | | | |
| | Pension Benefits | | | Other Postretirement Benefits | | | Pension Benefits | | | Other Postretirement Benefits | | |
	U.S. Plans	Non-U.S. Plans	Total	U.S. Plans	Non-U.S. Plans	Total	U.S. Plans	Non-U.S. Plans	Total	U.S. Plans	Non-U.S. Plans	Total
						(In millions)						
Benefit obligations	$ 8,440	$ 732	$ 9,172	$ 736	$ 45	$ 781	$ 8,320	$ 757	$ 9,077	$ 693	$ 37	$ 730
Estimated fair value of plan assets	7,553	490	8,043	624	26	650	7,370	466	7,836	1,302	27	1,329
Over (under) funded status	$ (887)	$ (242)	$(1,129)	$ (112)	$ (19)	$ (131)	$ (950)	$ (291)	$(1,241)	$ 609	$ (10)	$ 599
Net periodic benefit costs	$ 289	$ 52	$ 341	$ (47)	$ 7	$ (40)	$ 257	$ 60	$ 317	$ (43)	$ 3	$ (40)

21. Employee Benefit Plans (continued)

Obligations and Funded Status

	December 31,			
	2025		2024	
	Pension Benefits (1)	Other Postretirement Benefits	Pension Benefits (1)	Other Postretirement Benefits
	(In millions)			
Change in benefit obligations:				
Benefit obligations at January 1,	$ 9,077	$ 730	$ 9,498	$ 765
Service costs	148	3	156	3
Interest costs	479	43	460	40
Plan participants' contributions	—	27	—	29
Plan amendments	—	—	3	—
Net actuarial (gains) losses (2)	158	61	(281)	(16)
Acquisition, divestitures, settlements and curtailments	(39)	(6)	(36)	(2)
Benefits paid	(660)	(81)	(638)	(83)
Effect of foreign currency translation	9	4	(85)	(6)
Benefit obligations at December 31,	9,172	781	9,077	730
Change in plan assets:				
Estimated fair value of plan assets at January 1,	7,836	1,329	8,270	1,334
Actual return on plan assets	611	46	39	59
Acquisition, divestitures and settlements	(39)	(6)	(36)	(2)
Plan participants' contributions	—	26	—	29
Employer contributions (3)	289	(665)	256	(5)
Benefits paid	(660)	(81)	(638)	(83)
Effect of foreign currency translation	6	1	(55)	(3)
Estimated fair value of plan assets at December 31,	8,043	650	7,836	1,329
Over (under) funded status at December 31,	$ (1,129)	$ (131)	$ (1,241)	$ 599
Amounts recognized on the consolidated balance sheets:				
Other assets	$ 239	$ 126	$ 132	$ 907
Other liabilities	(1,368)	(257)	(1,373)	(308)
Net amount recognized	$ (1,129)	$ (131)	$ (1,241)	$ 599
AOCI:				
Net actuarial (gains) losses	$ 2,154	$ (400)	$ 2,331	$ (502)
Prior service costs (credit)	—	—	(11)	—
AOCI, before income tax	$ 2,154	$ (400)	$ 2,320	$ (502)
Accumulated benefit obligation	$ 9,066	N/A	$ 8,969	N/A

_____

(1) Includes nonqualified unfunded plans, for which the aggregate PBO was $1.0 billion at both December 31, 2025 and 2024.

(2) For the year ended December 31, 2025, significant sources of actuarial (gains) losses for pension and other postretirement benefits include the impact of changes to the financial assumptions of $93 million and $38 million, respectively, demographic assumptions of $4 million and ($2) million, respectively, and plan experience of $61 million and $25 million, respectively. For the year ended December 31, 2024, significant sources of actuarial (gains) losses for pension and other postretirement benefits include the impact of changes to the financial assumptions of ($386) million and ($15) million, respectively, demographic assumptions of ($2) million and $0, respectively, and plan experience of $107 million and ($1) million, respectively.

21. Employee Benefit Plans (continued)

(3)   The Company contributes to a voluntary employee benefit association trust to fund certain U.S. retiree health and welfare benefit obligations (the "Retiree VEBA"). In order to repurpose the over-funded portion of the Retiree VEBA, the Company amended the Retiree VEBA on April 1, 2025 to create a sub-trust using the surplus. The assets of the sub-trust may be used to pay the medical benefits for pre-Medicare eligible retirees, as well as the medical and dental benefits for active employees. To the extent the sub-trust was used to fund the medical and dental expenses for active employees during 2025, such segregation of assets is reported as a negative employer contribution in the change in other postretirement benefit plan assets.

Information regarding pension plans and other postretirement benefit plans with PBOs and/or accumulated benefit obligations ("ABO") or APBO in excess of plan assets was as follows at:

	December 31,					
	2025	2024	2025	2024	2025	2024
	PBO Exceeds Estimated Fair Value of Plan Assets		ABO Exceeds Estimated Fair Value of Plan Assets		APBO Exceeds Estimated Fair Value of Plan Assets	
	(In millions)					
PBO	$ 1,391	$ 1,388	$ 1,370	$ 1,376	N/A	N/A
ABO	$ 1,332	$ 1,337	$ 1,330	$ 1,337	N/A	N/A
APBO	N/A	N/A	N/A	N/A $	565 $	549
Estimated fair value of plan assets	$ 20	$ 12	$ 4	$ 2	$ 314 $	244

21. Employee Benefit Plans (continued)

Net Periodic Benefit Costs

The components of net periodic benefit costs and other changes in plan assets and benefit obligations recognized in OCI were as follows:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	Pension Benefits	**Other Postretirement Benefits**	**Pension Benefits**	**Other Postretirement Benefits**	**Pension Benefits**	**Other Postretirement Benefits**
	(In millions)					
Net periodic benefit costs:						
Service costs	$ 148	$ 3	$ 156	$ 3	$ 143	$ 3
Interest costs	479	43	460	40	474	43
Settlement and curtailment (gains) losses	3	3	5	1	6	—
Expected return on plan assets	(442)	(33)	(460)	(56)	(480)	(54)
Amortization of net actuarial (gains) losses	164	(56)	167	(28)	159	(30)
Amortization of prior service costs (credit)	(11)	—	(11)	—	(11)	—
Total net periodic benefit costs (credit)	341	(40)	317	(40)	291	(38)
Other changes in plan assets and benefit obligations recognized in OCI:						
Net actuarial (gains) losses	(12)	48	141	(20)	250	(41)
Prior service costs (credit)	—	—	3	—	—	—
Amortization of net actuarial gains (losses)	(164)	56	(167)	28	(159)	30
Amortization of prior service (costs) credit	11	—	11	—	11	—
Settlement and curtailment (gains) losses	(3)	(3)	(5)	(1)	(6)	—
Exchange rate changes	2	1	2	—	(2)	—
Total recognized in OCI	(166)	102	(15)	7	94	(11)
Total recognized in net periodic benefit costs and OCI	$ 175	$ 62	$ 302	$ (33)	$ 385	$ (49)

21. Employee Benefit Plans (continued)

Assumptions

Assumptions used in determining benefit obligations for the U.S. plans were as follows:

	Pension Benefits	Other Postretirement Benefits
December 31, 2025		
Weighted average discount rate	5.50%	5.60%
Weighted average interest crediting rate	4.32%	N/A
Rate of compensation increase	2.50% - 8.00%	N/A
December 31, 2024		
Weighted average discount rate	5.70%	5.80%
Weighted average interest crediting rate	4.31%	N/A
Rate of compensation increase	2.50% - 8.00%	N/A

Assumptions used in determining net periodic benefit costs for the U.S. plans were as follows:

	Pension Benefits	Other Postretirement Benefits
Year Ended December 31, 2025		
Weighted average discount rate	5.70%	5.77%
Weighted average interest crediting rate	4.31%	N/A
Weighted average expected rate of return on plan assets	6.00%	4.46%
Rate of compensation increase	2.50% - 8.00%	N/A
Year Ended December 31, 2024		
Weighted average discount rate	5.25%	5.35%
Weighted average interest crediting rate	4.30%	N/A
Weighted average expected rate of return on plan assets	6.00%	4.25%
Rate of compensation increase	2.50% - 8.00%	N/A
Year Ended December 31, 2023		
Weighted average discount rate	5.60%	5.70%
Weighted average interest crediting rate	4.00%	N/A
Weighted average expected rate of return on plan assets	6.25%	4.25%
Rate of compensation increase	2.50% - 8.00%	N/A

The weighted average discount rate for the U.S. plans is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the measurement date, which would provide the necessary future cash flows to pay the aggregate PBO when due.

The weighted average expected rate of return on plan assets for the U.S. plans is based on anticipated performance of the various asset sectors in which the plans invest, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the long-term expectations on the performance of the markets. While the precise expected rate of return derived using this approach will fluctuate from year to year, the policy is to hold this long-term assumption constant as long as it remains within reasonable tolerance from the derived rate.

The weighted average expected rate of return on plan assets for 2026 is currently anticipated to be 6.00% for U.S. pension benefits and 4.70% for U.S. other postretirement benefits.

The weighted average interest crediting rate is determined annually based on the plan selected rate, long-term financial forecasts of that rate and the demographics of the plan participants.

21. Employee Benefit Plans (continued)

The assumed healthcare costs trend rates used in measuring the APBO and net periodic benefit costs were as follows:

	December 31,			
	2025		**2024**	
	Before Age 65	**Age 65 and older**	**Before Age 65**	**Age 65 and older**
Following year	7.7 %	18.8 %	6.1 %	8.3 %
Ultimate rate to which cost increase is assumed to decline	3.7 %	4.4 %	3.7 %	4.5 %
Year in which the ultimate trend rate is reached	2073	2104	2074	2089

Plan Assets

Certain U.S. subsidiaries provide employees with benefits under various Employee Retirement Income Security Act of 1974 ("ERISA") benefit plans. These include qualified pension plans, postretirement medical plans and certain retiree life insurance coverage. The assets of these U.S. subsidiaries' qualified pension plans are held in insurance group annuity contracts, and the vast majority of the assets of the postretirement medical plan are held in a trust which largely utilizes insurance contracts to hold the assets. All of these contracts are issued by the Company and the assets under the contracts are held in insurance separate accounts. The underlying assets of the separate accounts are principally comprised of cash and cash equivalents, short-term investments, fixed maturity securities AFS, equity securities, derivatives, real estate and private equity investments. The assets backing the retiree life coverage also utilize insurance contracts issued by the Company's insurance affiliate and are held in a general account Life Insurance Funding Agreement.

The insurance contract provider engages investment management firms ("Managers") to serve as sub-advisors for the separate accounts based on the specific investment needs and requests identified by the plan fiduciary. These Managers have portfolio management discretion over the purchasing and selling of securities and other investment assets pursuant to the respective investment management agreements and guidelines established for each insurance separate account. The assets of the qualified pension plans and postretirement medical plans (the "Invested Plans") are well diversified across multiple asset categories and across a number of different Managers, with the intent of minimizing risk concentrations within any given asset category or with any of the given Managers.

The Invested Plans, other than those held in participant directed investment accounts, are managed in accordance with investment policies consistent with the longer-term nature of related benefit obligations and within prudent risk parameters. Specifically, investment policies are oriented toward (i) maximizing the Invested Plan's funded status; (ii) minimizing the volatility of the Invested Plan's funded status; (iii) generating asset returns that exceed liability increases; and (iv) targeting rates of return in excess of a custom benchmark and industry standards over appropriate reference time periods. These goals are expected to be met through identifying appropriate and diversified asset classes and allocations, ensuring adequate liquidity to pay benefits and expenses when due and controlling the costs of administering and managing the Invested Plan's investments. Independent investment consultants are periodically used to evaluate the investment risk of the Invested Plan's assets relative to liabilities, analyze the economic and portfolio impact of various asset allocations and management strategies and recommend asset allocations.

Derivative contracts may be used to reduce investment risk, to manage duration and to replicate the risk/return profile of an asset or asset class. Derivatives may not be used to leverage a portfolio in any manner, such as to magnify exposure to an asset, asset class, interest rates or any other financial variable. Derivatives are also prohibited for use in creating exposures to securities, currencies, indices or any other financial variable that is otherwise restricted.

21. Employee Benefit Plans (continued)

The table below summarizes the actual weighted average allocation of the estimated fair value of total plan assets by asset class at December 31 for the years indicated and the approved target allocation by major asset class at December 31, 2025 for the Invested Plans:

	December 31,					
	2025				**2024**	
	U.S. Pension Benefits		**U.S. Other Postretirement Benefits (1)**		**U.S. Pension Benefits**	**U.S. Other Postretirement Benefits (1)**
	Target	**Actual Allocation**	**Target**	**Actual Allocation**	**Actual Allocation**	**Actual Allocation**
Asset Class						
Fixed maturity securities AFS	85 %	84 %	91 %	93 %	83 %	94 %
Equity securities (2)	7 %	7 %	9 %	7 %	7 %	6 %
Alternative securities (3)	8 %	9 %	— %	— %	10 %	— %
Total assets		100 %		100 %	100 %	100 %

_____

(1)   U.S. other postretirement benefits do not reflect postretirement life's plan assets invested in fixed maturity securities AFS.

(2)   Equity securities percentage includes derivative assets.

(3)   Alternative securities primarily include private equity and real estate funds.

Estimated Fair Value

The pension and other postretirement benefit plan assets are categorized into a three-level fair value hierarchy, as described in Note 13, based upon the significant input with the lowest level in its valuation. The Level 2 asset category includes certain separate accounts that are primarily invested in liquid and readily marketable securities. The estimated fair value of such separate accounts is based upon reported NAV provided by fund managers and this value represents the amount at which transfers into and out of the respective separate account are effected. These separate accounts provide reasonable levels of price transparency and can be corroborated through observable market data. Directly held investments are primarily invested in U.S. and foreign government and corporate securities. The Level 3 asset category includes separate accounts that are invested in assets that provide little or no price transparency due to the infrequency with which the underlying assets trade and generally require additional time to liquidate in an orderly manner. Accordingly, the values for separate accounts invested in these alternative asset classes are based on inputs that cannot be readily derived from or corroborated by observable market data.

21. Employee Benefit Plans (continued)

The pension and other postretirement plan assets measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are summarized as follows:

	December 31, 2025							
	Pension Benefits				Other Postretirement Benefits			
	Fair Value Hierarchy				Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total Estimated Fair Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)							
Assets								
Fixed maturity securities AFS:								
Corporate	$ —	$ 2,838	$ 64	$ 2,902	$ —	$ 163	$ —	$ 163
U.S. government bonds	1,805	38	—	1,843	87	7	—	94
Foreign bonds	—	635	—	635	—	23	—	23
Federal agencies	—	26	—	26	—	1	—	1
Municipals	—	75	—	75	—	2	—	2
Short-term investments	—	112	—	112	27	238	—	265
Other (1)	241	864	5	1,110	39	32	—	71
Total fixed maturity securities AFS	2,046	4,588	69	6,703	153	466	—	619
Equity securities	526	88	8	622	30	—	—	30
Other investments	30	8	676	714	1	—	—	1
Derivative assets	3	1	—	4	—	—	—	—
Total assets	$ 2,605	$ 4,685	$ 753	$ 8,043	$ 184	$ 466	$ —	$ 650

	December 31, 2024							
	Pension Benefits				Other Postretirement Benefits			
	Fair Value Hierarchy				Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total Estimated Fair Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)							
Assets								
Fixed maturity securities AFS:								
Corporate	$ —	$ 3,025	$ 56	$ 3,081	$ —	$ 175	$ —	$ 175
U.S. government bonds	1,693	30	—	1,723	102	7	—	109
Foreign bonds	—	729	2	731	—	38	—	38
Federal agencies	96	83	—	179	1	1	—	2
Municipals	—	79	—	79	—	5	—	5
Short-term investments	2	168	—	170	469	406	—	875
Other (1)	173	271	2	446	10	56	—	66
Total fixed maturity securities AFS	1,964	4,385	60	6,409	582	688	—	1,270
Equity securities	489	198	8	695	58	—	—	58
Other investments	42	5	680	727	1	—	—	1
Derivative assets	4	1	—	5	—	—	—	—
Total assets	$ 2,499	$ 4,589	$ 748	$ 7,836	$ 641	$ 688	$ —	$ 1,329

———————————

21. Employee Benefit Plans (continued)

(1)   Other primarily includes money market securities, mortgage-backed securities, collateralized mortgage obligations and ABS & CLO.

A rollforward of all pension and other postretirement benefit plan assets measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs was as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)				
	Fixed Maturity Securities AFS:			Equity Securities	Other Investments
	Foreign Bonds	Corporate	Other		
	(In millions)				
Balance, January 1, 2024	$ 2	$ 54	$ 8	$ 12	$ 828
Realized gains (losses)	—	—	—	—	—
Unrealized gains (losses)	—	(2)	(1)	—	(24)
Purchases, sales, issuances and settlements, net	—	16	(4)	(4)	(124)
Transfers into and/or out of Level 3	—	(12)	(1)	—	—
Balance, December 31, 2024	2	56	2	8	680
Realized gains (losses)	—	—	—	—	1
Unrealized gains (losses)	(2)	5	(1)	—	(19)
Purchases, sales, issuances and settlements, net	—	3	1	—	14
Transfers into and/or out of Level 3	—	—	3	—	—
Balance, December 31, 2025	$ —	$ 64	$ 5	$ 8	$ 676

Expected Future Contributions and Benefit Payments

It is the subsidiaries' practice to make contributions to the U.S. qualified pension plan to comply with minimum funding requirements of ERISA and to ensure that the plan assets continue to be sufficient to meet plan liabilities. In accordance with such practice, a discretionary contribution of $175 million is expected to be paid to the qualified pension plan in 2026. No contributions are expected to be required in 2026 to meet the minimum funding requirements of ERISA. For information on employer contributions, see "— Obligations and Funded Status."

Benefit payments due under the U.S. nonqualified pension plans are primarily funded from the subsidiaries' general assets as they become due under the provisions of the plans, and therefore benefit payments equal employer contributions. The U.S. subsidiaries expect to make contributions of $79 million to fund the benefit payments in 2026.

Postretirement benefits are either: (i) not vested under law; (ii) a non-funded obligation of the subsidiaries; or (iii) both. Current regulations do not require funding for these benefits. The subsidiaries use their general assets, net of participant's contributions, to pay postretirement medical claims as they come due. As permitted under the terms of the governing trust document, the subsidiaries may be reimbursed from plan assets for postretirement medical claims paid from their general assets. The U.S. subsidiaries expect to make contributions of $19 million towards benefit obligations in 2026 to pay postretirement medical claims.

Gross benefit payments for the next 10 years, which reflect expected future service where appropriate, are expected to be as follows:

	Pension Benefits	Other Postretirement Benefits
	(In millions)	
2026	$ 722	$ 65
2027	$ 733	$ 65
2028	$ 748	$ 65
2029	$ 774	$ 64
2030	$ 751	$ 62
2031-2035	$ 3,714	$ 285

21. Employee Benefit Plans (continued)

Defined Contribution Plans

Certain subsidiaries sponsor defined contribution plans under which a portion of employee contributions are matched. These subsidiaries contributed $90 million for each of the years ended December 31, 2025, 2024 and 2023.

22. Income Tax

The Company's provision for income tax was as follows:

	Years Ended December 31,					
	2025		2024		2023	
	(In millions)					
Current:						
U.S. federal	$	179	$	707	$	381
U.S. state and local		80		90		46
Non-U.S.		992		1,147		1,240
Subtotal		1,251		1,944		1,667
Deferred:						
U.S. federal		(89)		(56)		(591)
U.S. state and local		(3)		—		(4)
Non-U.S.		99		(710)		(512)
Subtotal		7		(766)		(1,107)
Provision for income tax expense (benefit)	$	1,258	$	1,178	$	560

The Company's income (loss) before income tax expense (benefit) was as follows:

	Years Ended December 31,					
	2025		2024		2023	
	(In millions)					
Income (loss):						
U.S.	$	599	$	3,955	$	(95)
Non-U.S.		4,062		1,667		2,257
Total	$	4,661	$	5,622	$	2,162

22. Income Tax (continued)

The table below presents the reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported. See Note 1 for further information on the ASU recently adopted on a prospective basis by the Company.

	Year Ended December 31,	
	2025	
	Amount	**% Income (Loss)**
	(Dollars in millions)	
Income (loss) before provision for income tax	$ 4,661	
Tax provision at U.S. statutory rate	979	21.0 %
U.S. state and local, net of U.S. federal (1)	55	1.2 %
Foreign tax effects:		
Japan		
Statutory tax rate difference between Japan & U.S.	126	2.7 %
Other	43	0.9 %
Mexico		
Statutory tax rate difference between Mexico & U.S.	67	1.4 %
Other	(9)	(0.2)%
Other foreign jurisdictions	19	0.4 %
Effects of cross border tax laws	66	1.4 %
Tax credits	(53)	(1.1)%
Nontaxable or nondeductible items		
Tax-exempt income	(79)	(1.7)%
Other	(1)	— %
Changes in unrecognized tax benefits	(13)	(0.3)%
Other adjustments		
Prior period adjustments	87	1.9 %
Other	(29)	(0.6)%
Provision for income tax expense (benefit) and effective tax rate	$ 1,258	27.0 %

_____

(1)   State and local taxes in New York and New York City made up the majority (greater than 50%) of the tax effect in this category.

22. Income Tax (continued)

	Years Ended December 31,	
	2024	**2023**
	(In millions)	
Tax provision at U.S. statutory rate	$ 1,181	$ 454
Tax effect of:		
Dividend received deduction	(19)	(18)
Tax-exempt income	(43)	(34)
Prior year tax (1)	44	(12)
Low income housing tax credits	6	(116)
Other tax credits	(38)	(39)
Foreign tax rate differential (2), (3)	22	312
Changes in tax law (4)	—	(198)
Change in valuation allowance (4)	6	187
Other, net	19	24
Provision for income tax expense (benefit)	$ 1,178	$ 560

_____

(1) As discussed further below, prior year tax primarily includes non-cash charges related to an uncertain tax position of $57 million for the year ended December 31, 2024.

(2) For the year ended December 31, 2024, foreign tax rate differential includes tax charges of $5 million related to the U.S. tax on Global Intangible Low-Taxed Income ("GILTI") of which $33 million is a tax charge, offset by a $28 million tax benefit revising the 2023 estimate.

(3) For the year ended December 31, 2023, foreign tax rate differential includes tax charges of $28 million related to MetLife Malaysia and $22 million related to the U.S. tax on GILTI of which $28 million is a tax charge, offset by a $6 million tax benefit revising the 2022 estimate.

(4) For the year ended December 31, 2023, changes in tax law include tax benefits of $198 million and a change in valuation allowance includes a tax charge of $198 million related to adjustments of deferred taxes due to the enactment of the Bermuda Corporate Income Tax.

The Company paid income taxes, net of refunds, of $1.6 billion during the year ended December 31, 2025. Of this amount, U.S. federal income taxes paid were $555 million, U.S. state income taxes paid were $19 million and foreign income taxes paid were $990 million. Within foreign income taxes paid, net of refunds, $453 million, $241 million and $85 million were paid in Japan, Mexico and Korea, respectively.

22. Income Tax (continued)

Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

	December 31,	
	2025	**2024**
	(In millions)	
Deferred income tax assets:		
Policyholder liabilities and receivables	$ 4,500	$ 4,233
Net operating loss carryforwards (1)	298	247
Employee benefits	575	519
Capital loss carryforwards	27	31
Tax credit carryforwards (2)	406	299
Net unrealized investment losses	5,447	5,879
Litigation-related and government mandated	107	103
Other	277	260
Total gross deferred income tax assets	11,637	11,571
Less: Valuation allowance (3)	601	685
Total net deferred income tax assets	11,036	10,886
Deferred income tax liabilities:		
Investments, including derivatives	3,991	3,469
Intangibles	933	836
DAC	4,063	3,719
Total deferred income tax liabilities	8,987	8,024
Net deferred income tax asset (liability)	$ 2,049	$ 2,862

_____

(1) The Company has recorded a deferred tax asset of $298 million related to U.S. state and non-U.S. net operating loss carryforwards and an offsetting valuation allowance for the year ended December 31, 2025. Certain net operating loss carryforwards will expire between 2026 and 2044, whereas others have an unlimited carryforward period.

(2) Tax credit carryforwards for the year ended December 31, 2025 primarily reflect foreign tax credits. Certain foreign tax credits will expire between 2035 and 2038, whereas others have no expiration date.

(3) The Company's deferred tax asset for the year ended December 31, 2025 includes an offsetting valuation allowance primarily related to other non-U.S. jurisdictions.

The Company has not provided for U.S. deferred taxes on the remaining excess of book bases over tax bases of certain investments in non-U.S. subsidiaries that are essentially permanent in duration. The amount of deferred tax liability related to the Company's remaining basis difference in these non-U.S. subsidiaries was $54 million at December 31, 2025.

The Company files income tax returns with the U.S. federal government and various U.S. state and local jurisdictions, as well as non-U.S. jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction and subsidiary. The Company is no longer subject to U.S. federal, state, or local income tax examinations for years prior to 2017. In material non-U.S. jurisdictions, the Company is no longer subject to income tax examinations for years prior to 2017.

In 2025, related to a federal income tax audit of MetLife, Inc. and its subsidiaries for tax years 2017, 2018 and 2019, the Company and the IRS entered into agreements resulting in the resolution of most audit issues. Accordingly, the Company recorded a non-cash expense to net income of $66 million, net of tax, comprised of a $61 million tax expense recorded in provision for income tax expense and a $6 million interest expense ($5 million, net of tax) included in other expenses.

22. Income Tax (continued)

The Company's overall liability for unrecognized tax benefits may increase or decrease in the next 12 months. For example, U.S. federal tax legislation and regulation could impact unrecognized tax benefits. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	Years Ended December 31,		
	2025	2024	2023
	(In millions)		
Balance at January 1,	$ 218	$ 131	$ 129
Additions for tax positions of prior years (1)	28	127	27
Reductions for tax positions of prior years	(17)	(43)	(30)
Additions for tax positions of current year	15	4	5
Reductions for tax positions of current year	—	—	—
Settlements with tax authorities	(46)	(1)	—
Balance at December 31,	$ 198	$ 218	$ 131
Unrecognized tax benefits that, if recognized, would impact the effective rate	$ 147	$ 162	$ 90

_____

(1)   For the year ended December 31, 2024, primarily includes the addition of state reserves and International Financial Reporting Standard 17 related reserves in foreign jurisdictions.

The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses.

Interest was as follows:

	Years Ended December 31,		
	2025	2024	2023
	(In millions)		
Interest expense (benefit) recognized on the consolidated statements of operations	$ 18	$ 7	$ 7

	December 31,	
	2025	2024
	(In millions)	
Interest included in other liabilities on the consolidated balance sheets	$ 47	$ 29

23. Earnings Per Common Share

The following table presents the weighted average shares, basic earnings per common share and diluted earnings per common share:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In millions, except per share data)					
Weighted Average Shares:						
Weighted average common stock outstanding - basic		668.9		706.4		757.7
Incremental common shares from assumed exercise or issuance of stock-based awards		4.4		4.7		4.6
Weighted average common stock outstanding - diluted		673.3		711.1		762.3
Net Income (Loss):						
Net income (loss)	$	3,403	$	4,444	$	1,602
Less: Net income (loss) attributable to noncontrolling interests		24		18		24
Less: Preferred stock dividends		194		200		198
Preferred stock redemption premium		12		—		—
Net income (loss) available to MetLife, Inc.'s common shareholders	$	3,173	$	4,226	$	1,380
Basic	$	4.74	$	5.98	$	1.82
Diluted	$	4.71	$	5.94	$	1.81

24. Contingencies, Commitments and Guarantees

Contingencies

Litigation

The Company is a defendant in a large number of litigation matters. Putative or certified class action litigation and other litigation and claims and assessments against the Company, in addition to those discussed below and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, mortgage lender, employer, investor, investment advisor, broker-dealer, and taxpayer.

The Company also receives and responds to subpoenas or other inquiries seeking a broad range of information from state regulators, including state insurance commissioners; state attorneys general or other state governmental authorities; federal regulators, including the U.S. Securities and Exchange Commission; federal governmental authorities, including congressional committees; and the Financial Industry Regulatory Authority, as well as from local and national regulators and government authorities in jurisdictions outside the United States where the Company conducts business. The issues involved in information requests and regulatory matters vary widely, but can include inquiries or investigations concerning the Company's compliance with applicable insurance and other laws and regulations. The Company cooperates in these inquiries.

24. Contingencies, Commitments and Guarantees (continued)

It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. In certain circumstances where liabilities have been established there may be coverage under one or more corporate insurance policies, pursuant to which there may be an insurance recovery. Insurance recoveries are recognized as gains when any contingencies relating to the insurance claim have been resolved, which is the earlier of when the gains are realized or realizable. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be reasonably estimated at December 31, 2025. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known to management, management does not believe any such charges are likely to have a material effect on the Company's financial position. Given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

Matters as to Which an Estimate Can Be Made

For some matters, the Company is able to estimate a reasonably possible range of loss. For matters where a loss is believed to be reasonably possible, but not probable, the Company has not made an accrual. As of December 31, 2025, the Company estimates the aggregate range of reasonably possible losses in excess of amounts accrued for these matters to be $0 to $125 million.

Matters as to Which an Estimate Cannot Be Made

For other matters, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Asbestos-Related Claims

MLIC is and has been a defendant in a large number of asbestos-related suits filed primarily in state courts. These suits principally allege that the plaintiff or plaintiffs suffered personal injury resulting from exposure to asbestos and seek both actual and punitive damages. MLIC has never engaged in the business of manufacturing or selling asbestos-containing products, nor has MLIC issued liability or workers' compensation insurance to companies in the business of manufacturing or selling asbestos-containing products. The lawsuits principally have focused on allegations with respect to certain research, publication and other activities of one or more of MLIC's employees during the period from the 1920s through approximately the 1950s and allege that MLIC learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. MLIC believes that it should not have legal liability in these cases. The outcome of most asbestos litigation matters, however, is uncertain and can be impacted by numerous variables, including differences in legal rulings in various jurisdictions, the nature of the alleged injury and factors unrelated to the ultimate legal merit of the claims asserted against MLIC.

MLIC's defenses include that: (i) MLIC owed no duty to the plaintiffs; (ii) plaintiffs did not rely on any actions of MLIC; (iii) MLIC's conduct was not the cause of the plaintiffs' injuries; and (iv) plaintiffs' exposure occurred after the dangers of asbestos were known. During the course of the litigation, certain trial courts have granted motions dismissing claims against MLIC, while other trial courts have denied MLIC's motions. There can be no assurance that MLIC will receive favorable decisions on motions in the future. While most cases brought to date have settled, MLIC intends to continue to defend aggressively against claims based on asbestos exposure, including defending claims at trials.

24. Contingencies, Commitments and Guarantees (continued)

The approximate total number of asbestos personal injury claims pending against MLIC as of the dates indicated, the approximate number of new claims during the years ended on those dates and the approximate total settlement payments made to resolve asbestos personal injury claims at or during those years are set forth in the following table:

	December 31,					
	2025		2024		2023	
	(In millions, except number of claims)					
Asbestos personal injury claims at year end		57,601		57,760		57,488
Number of new claims during the year		2,782		2,936		2,565
Settlement payments during the year (1)	$	43.6	$	47.4	$	50.6

_____

(1) Settlement payments represent payments made by MLIC during the year in connection with settlements made in that year and in prior years. Amounts do not include MLIC's attorneys' fees and expenses.

The number of asbestos cases that may be brought, the aggregate amount of any liability that MLIC may incur, and the total amount paid in settlements in any given year are uncertain and may vary significantly from year to year.

The ability of MLIC to estimate its ultimate asbestos exposure is subject to considerable uncertainty, and the conditions impacting its liability can be dynamic and subject to change. The availability of reliable data is limited and it is difficult to predict the numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease in pending and future claims, the willingness of courts to allow plaintiffs to pursue claims against MLIC when exposure to asbestos took place after the dangers of asbestos exposure were well known, and the impact of any possible future adverse verdicts and their amounts.

The ability to make estimates regarding ultimate asbestos exposure declines significantly as the estimates relate to years further in the future. In the Company's judgment, there is a future point after which losses cease to be probable and reasonably estimable. It is reasonably possible that the Company's total exposure to asbestos claims may be materially greater than the asbestos liability currently accrued and that future charges to income may be necessary, but management does not believe any such charges are likely to have a material effect on the Company's financial position.

The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. MLIC's recorded asbestos liability covers pending claims, claims not yet asserted, and legal defense costs and is based on estimates and includes significant assumptions underlying its analysis.

MLIC reevaluates on a quarterly and annual basis its exposure from asbestos litigation, including studying its claims experience, reviewing external literature regarding asbestos claims experience in the United States, assessing relevant trends impacting asbestos liability and considering numerous variables that can affect its asbestos liability exposure on an overall or per claim basis. Based upon its regular reevaluation of its exposure from asbestos litigation, MLIC has updated its recorded liability for asbestos-related claims. The frequency of claims relating to asbestos has not declined as expected, and MLIC has reflected this in its provisions. Accordingly, MLIC increased its recorded liability for asbestos-related claims to $427 million at December 31, 2025. The recorded liability was $406 million at December 31, 2024.

Total Asset Recovery Services, LLC. v. MetLife, Inc., et al. (Supreme Court of the State of New York, County of New York, filed December 27, 2017)

Total Asset Recovery Services (the "Relator") brought an action under the qui tam provision of the New York False Claims Act (the "Act") on behalf of itself and the State of New York. The Relator originally filed this action under seal in 2010, and the complaint was unsealed on December 19, 2017. The Relator alleges that MetLife, Inc., MLIC, and several other insurance companies violated the Act by filing false unclaimed property reports with the State of New York from 1986 to 2017, to avoid having to escheat the proceeds of more than 25,000 life insurance policies, including policies for which the defendants escheated funds as part of their demutualizations in the late 1990s. The Relator seeks treble damages and other relief. In December 2020, the Appellate Division of the New York State Supreme Court, First Department, reversed the court's order granting MetLife, Inc. and MLIC's motion to dismiss and remanded the case. The Relator filed a Fourth Amended Complaint in January 2023. On October 13, 2024, the trial court denied the defendant's motion to dismiss the complaint. The Company intends to defend the action vigorously.

24. Contingencies, Commitments and Guarantees (continued)

Insolvency Assessments

Many jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers or those that may become impaired, insolvent or fail. These associations levy assessments, up to prescribed limits, on all member insurers in a particular jurisdiction on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. In addition, certain jurisdictions have government owned or controlled organizations providing life, health and property and casualty insurance to their citizens, whose activities could place additional stress on the adequacy of guaranty fund assessments. Many of these organizations have the power to levy assessments similar to those of the guaranty associations. Some jurisdictions permit member insurers to recover assessments paid through full or partial premium tax offsets.

Assets and liabilities held for insolvency assessments are as follows:

	December 31,			
	2025		2024	
	(In millions)			
Other Assets:				
Premium tax offset for future discounted and undiscounted assessments	$	47	$	51
Premium tax offset currently available for paid assessments		76		85
	$	123	$	136
Other Liabilities:				
Insolvency assessments	$	63	$	68

Commitments

Mortgage Loan Commitments

The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $2.4 billion and $1.9 billion at December 31, 2025 and 2024, respectively.

Commitments to Fund Partnership Investments, Bank Credit Facilities and Private Corporate Bond Investments

The Company commits to fund partnership investments and to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $11.1 billion and $8.1 billion at December 31, 2025 and 2024, respectively. See Note 25 for additional information on commitments to related parties.

Guarantees

In the normal course of its business, the Company has provided certain indemnities and guarantees to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $329 million, with a cumulative maximum of $628 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities or guarantees.

24. Contingencies, Commitments and Guarantees (continued)

In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

The Company also has minimum fund yield requirements on certain pension funds. Since these guarantees are not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

The Company's recorded liabilities were $19 million at both December 31, 2025 and 2024, for indemnities and guarantees.

25. Related Party Transactions

In the third quarter of 2025, the Company invested $216 million in Chariot Holding Company, LP ("Chariot"), a Bermuda registered exempted limited partnership. The Company invested an additional $20 million into Chariot in the fourth quarter of 2025. Additionally, the Company has unfunded contingent capital commitments to Chariot of $94 million. The Company accounts for its investment in Chariot under the equity method of accounting.

In 2025, a subsidiary of the Company entered into reinsurance agreements with Chariot Re, a subsidiary of Chariot. See Notes 9 and 12 for further information regarding the Company's reinsurance transactions with Chariot Re.

In addition, MetLife Investment Management, LLC entered into investment management and advisory agreements with Chariot Re to manage a portion of Chariot Re's assets. The Company recognized asset management fees from Chariot Re of $13 million for the year ended December 31, 2025.

Schedule I

**Consolidated Summary of Investments —
Other Than Investments in Related Parties
December 31, 2025**

(In millions)

Types of Investments	Cost or Amortized Cost (1)	Estimated Fair Value	Amount at Which Shown on Balance Sheet
Fixed maturity securities AFS:			
Bonds:			
Foreign government	$ 47,037	$ 40,748	$ 40,748
U.S. government and agency	42,877	37,522	37,522
Public utilities	11,242	11,057	11,057
Municipals	12,195	11,064	11,064
All other corporate bonds	143,175	136,430	136,430
Total bonds	256,526	236,821	236,821
Mortgage-backed, asset-backed and collateralized loan obligations securities	79,631	78,049	78,049
Redeemable preferred stock	1,044	1,061	1,061
Total fixed maturity securities AFS	337,201	315,931	315,931
Contractholder-directed equity securities and FVO securities (1):			
Contractholder-directed equity securities	8,253	10,748	10,748
FVO securities	2,432	3,211	3,211
Total Contractholder-directed equity securities and FVO securities	10,685	13,959	13,959
Equity securities:			
Common stock:			
Industrial, miscellaneous and all other	423	556	556
Banks, trust and insurance companies	75	179	179
Public utilities	—	9	9
Non-redeemable preferred stock	106	114	114
Total equity securities	604	858	858
Mortgage loans	84,593		84,593
Policy loans	8,547		8,547
Real estate and REJV (2)	13,101		13,101
Real estate acquired in satisfaction of debt	339		339
OLPI (2)	14,917		14,917
Short-term investments	3,666		3,601
Other invested assets (2)	16,332		16,332
Total investments	$ 489,985		$ 472,178

_____

(1) Contractholder-directed equity securities and FVO securities are primarily equity securities (including mutual funds) and fixed maturity securities. Amortized cost for fixed maturity securities AFS, contractholder-directed equity securities and FVO securities, mortgage loans, policy loans and short-term investments represents original cost reduced by repayments and adjusted for amortization of premium or accretion of discount; for equity securities, cost represents original cost; for real estate, cost represents original cost reduced by impairments and depreciation; for REJV and OLPI, cost represents original cost reduced for impairments and adjusted for equity in earnings and distributions.

(2) Includes equity method investments in related parties totaling $24.7 billion, reported across these asset classes. See Notes 1, 11 and 25 of the Notes to Consolidated Financial Statements for further information.

MetLife, Inc.

Schedule II

Condensed Financial Information
(Parent Company Only)
December 31, 2025 and 2024

(In millions, except share and per share data)

	2025	2024
Condensed Balance Sheets		
Assets		
Investments:		
Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,069 and $1,827, respectively)	$ 995	$ 1,719
Short-term investments, principally at estimated fair value	34	653
Other invested assets, at estimated fair value	563	586
Total investments	1,592	2,958
Cash and cash equivalents	1,202	2,159
Accrued investment income	2	8
Investment in subsidiaries	45,106	41,107
Loans to subsidiaries	—	285
Other assets	785	654
Total assets	$ 48,687	$ 47,171
Liabilities and Stockholders' Equity		
Liabilities		
Payables for collateral under derivatives transactions	$ 61	$ 290
Long-term debt — unaffiliated	13,999	14,431
Long-term debt — affiliated	1,451	1,447
Subordinated debt securities	3,461	2,470
Other liabilities	1,317	1,088
Total liabilities	20,289	19,726
Stockholders' Equity		
Preferred stock, par value $0.01 per share; $2,905 and $3,905, respectively. aggregate liquidation preference	—	—
Common stock, par value $0.01 per share; 3,000,000,000 shares authorized; 1,195,587,190 and 1,194,168,628 shares issued, respectively; 655,333,773 and 689,211,065 shares outstanding, respectively	12	12
Additional paid-in capital	32,858	33,791
Retained earnings	44,290	42,626
Treasury stock, at cost; 540,253,417 and 504,957,563 shares, respectively	(30,678)	(27,798)
Accumulated other comprehensive income (loss)	(18,084)	(21,186)
Total stockholders' equity	28,398	27,445
Total liabilities and stockholders' equity	$ 48,687	$ 47,171

See accompanying notes to the condensed financial information.

MetLife, Inc.

Schedule II

Condensed Financial Information — (continued)
(Parent Company Only)
Years Ended December 31, 2025, 2024 and 2023

(In millions)

	2025	2024	2023
Condensed Statements of Operations			
Revenues			
Net investment income	$ 183	$ 177	$ 188
Other revenues	14	16	17
Net investment gains (losses)	33	250	134
Net derivative gains (losses)	(99)	3	(41)
Total revenues	131	446	298
Expenses			
Interest expense	968	920	907
Other expenses	313	215	140
Total expenses	1,281	1,135	1,047
Income (loss) before provision for income tax and equity in earnings of subsidiaries	(1,150)	(689)	(749)
Provision for income tax (expense) benefit	106	59	128
Equity in earnings of subsidiaries	4,423	5,056	2,199
Net income (loss)	3,379	4,426	1,578
Less: Preferred stock dividends	194	200	198
Preferred stock redemption premium	12	—	—
Net income (loss) available to common shareholders	$ 3,173	$ 4,226	$ 1,380
Comprehensive income (loss)	$ 7,555	$ 2,482	$ 4,957

See accompanying notes to the condensed financial information.

MetLife, Inc.

Schedule II

Condensed Financial Information — (continued)
(Parent Company Only)
Years Ended December 31, 2025, 2024 and 2023

(In millions)

	2025	2024	2023
Condensed Statements of Cash Flows			
Cash flows from operating activities			
Net income (loss)	$ 3,379	$ 4,426	$ 1,578
Earnings of subsidiaries	(4,423)	(5,056)	(2,199)
Dividends from subsidiaries	3,814	5,467	4,780
(Gains) losses on investments and from sales of businesses, net	(33)	(250)	(134)
Other, net	103	148	158
Net cash provided by (used in) operating activities	2,840	4,735	4,183
Cash flows from investing activities			
Sales, maturities and repayments of:			
Fixed maturity securities available-for-sale	1,333	1,256	3,093
Short-term investments	1,588	255	1,330
Purchases and originations of:			
Fixed maturity securities available-for-sale	(572)	(1,389)	(973)
Short-term investments	(946)	(842)	(1,375)
Cash received in connection with freestanding derivatives	624	520	161
Cash paid in connection with freestanding derivatives	(296)	(418)	(155)
Expense paid on behalf of subsidiaries	(6)	(5)	(4)
Receipts on loans to subsidiaries	585	320	250
Issuances of loans to subsidiaries	(300)	(300)	(460)
Returns of capital from subsidiaries	47	74	6
Capital contributions to subsidiaries	(379)	(249)	(528)
Purchases of investments in operating joint ventures	(236)	—	—
Other, net	(14)	(13)	(3)
Net cash provided by (used in) investing activities	1,428	(791)	1,342
Cash flows from financing activities			
Net change in payables for collateral under derivative transactions	(229)	25	111
Long-term debt issued	612	1,518	1,986
Long-term debt repaid	(1,000)	(1,438)	(1,000)
Subordinated debt securities issued	1,000	—	—
Treasury stock acquired in connection with share repurchases	(2,883)	(3,207)	(3,103)
Redemption of preferred stock	(988)	—	—
Preferred stock redemption premium	(12)	—	—
Dividends on preferred stock	(194)	(200)	(198)
Dividends on common stock	(1,509)	(1,527)	(1,566)
Other, net	(22)	23	(24)
Net cash provided by (used in) financing activities	(5,225)	(4,806)	(3,794)
Change in cash and cash equivalents	(957)	(862)	1,731
Cash and cash equivalents, beginning of year	2,159	3,021	1,290
Cash and cash equivalents, end of year	$ 1,202	$ 2,159	$ 3,021

MetLife, Inc.

Schedule II

Condensed Financial Information — (continued)
(Parent Company Only)
Years Ended December 31, 2025, 2024 and 2023

(In millions)

	2025	2024	2023
Supplemental disclosures of cash flow information			
Net cash paid (received) for:			
Interest	$ 946	$ 915	$ 852
Income tax:			
Amounts paid to (received from) subsidiaries, net	$ (237)	$ (76)	$ (671)
Income tax paid (received) by MetLife, Inc., net	134	30	506
Total income tax, net	$ (103)	$ (46)	$ (165)

MetLife, Inc.

Schedule II

Notes to the Condensed Financial Information

(Parent Company Only)

1. Basis of Presentation

The condensed financial information of MetLife, Inc. (parent company only) should be read in conjunction with the consolidated financial statements of MetLife, Inc. and its subsidiaries and the notes thereto (the "Consolidated Financial Statements"). These condensed unconsolidated financial statements reflect the results of operations, financial position and cash flows for MetLife, Inc. Investments in subsidiaries are accounted for using the equity method of accounting.

The preparation of these condensed unconsolidated financial statements in conformity with GAAP requires management to adopt accounting policies and make certain estimates and assumptions. The most important of these estimates and assumptions relate to the fair value measurements, the accounting for goodwill and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed unconsolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2. Loans to Subsidiaries

MetLife, Inc. lends funds as necessary, through credit agreements or otherwise to its subsidiaries, some of which are regulated, to meet their capital requirements or to provide liquidity. Payments of interest and principal on surplus notes of regulated subsidiaries, which are subordinate to all other obligations of the issuing company, may be made only with the prior approval of the insurance department of the state of domicile.

During 2025, 2024 and 2023, under such credit agreements, MetLife Services and Solutions, LLC ("MSS") issued $300 million, $300 million and $250 million, respectively, in short-term notes to MetLife, Inc., bearing interest at three-month CME Term SOFR plus 1.24%. During 2025, 2024 and 2023, MSS repaid $375 million, $225 million and $250 million, respectively, on the short-term notes.

In March 2023, Missouri Reinsurance, Inc. ("MoRe"), issued to MetLife, Inc. an $80 million 5.34% promissory note maturing in March 2028, an $80 million 5.68% promissory note maturing in March 2033 and a $50 million 6.05% promissory note maturing in March 2038. Interest on all notes is payable semi-annually. In September 2025, MoRe fully redeemed in cash these three promissory notes.

Interest income earned on loans to subsidiaries of $18 million, $28 million and $22 million for the years ended December 31, 2025, 2024 and 2023, respectively, is included in net investment income.

3. Long-term Debt

Long-term debt outstanding was as follows:

	Interest Rates (1)			Maturity			December 31,	
							2025	2024
			(Dollars in millions)					
Senior notes — unaffiliated (2)	0.50%	-	6.50%	2026	-	2059	$ 13,999	$ 14,431
Senior notes — affiliated	1.59%	-	6.51%	2026	-	2032	1,451	1,447
Total							$ 15,450	$ 15,878

———————————

(1)   Range of interest rates are for the year ended December 31, 2025.

(2)   Net of $96 million and $99 million of unamortized issuance costs and net premiums and discounts at December 31, 2025 and 2024, respectively.

See Note 16 of the Notes to the Consolidated Financial Statements for additional information.

The aggregate maturities of long-term debt at December 31, 2025 for the next five years and thereafter are $428 million in 2026, $0 in 2027, $213 million in 2028, $627 million in 2029, $1.2 billion in 2030 and $12.9 billion thereafter.

Senior Notes – Affiliated

In July 2023, a ¥37.3 billion 1.6015% senior unsecured note issued to MLIC matured and was refinanced with a ¥37.3 billion 2.1575% senior unsecured note due July 2030 issued to MLIC.

Interest Expense

Interest expense was comprised of the following:

	Years Ended December 31,				
	2025		2024		2023
	(In millions)				
Long-term debt — unaffiliated	$ 666	$	668	$	653
Long-term debt — affiliated	43		44		45
Collateral financing arrangement	3		3		4
Subordinated debt securities	256		205		205
Total	$ 968	$	920	$	907

See Notes 17 and 18 of the Notes to the Consolidated Financial Statements for information on the collateral financing arrangement and subordinated debt securities.

4. Support Agreements

MetLife, Inc. is party to various capital support commitments and guarantees with certain of its subsidiaries. Under these arrangements, MetLife, Inc. has agreed to cause each such entity to meet specified capital and surplus levels or has guaranteed certain contractual obligations.

MetLife, Inc. guarantees the obligations of MetLife Reinsurance Company of Bermuda, Ltd. ("MrB"), a Bermuda insurance affiliate and an indirect, wholly-owned subsidiary of MetLife, Inc. under a reinsurance agreement with a former affiliate that is now an unaffiliated third party, under which MrB reinsures certain variable annuity business written by such third party.

4. Support Agreements (continued)

MetLife, Inc. guarantees the obligations of MrB in an aggregate amount up to $1.0 billion, under a reinsurance agreement with MetLife UK Limited, in respect of MrB's reinsurance of the guaranteed living benefits and guaranteed death benefits associated with certain Unit-linked investments that were issued by MetLife UK Limited, as successor to MetLife Europe d.a.c. MetLife UK Limited is a U.K. insurance subsidiary to which MetLife Europe d.a.c. transferred its former U.K. wealth management business effective as of April 1, 2024 pursuant to a court-approved business portfolio transfer.

MetLife, Inc., in connection with MRV's reinsurance of certain universal life and term life insurance risks, committed to the Vermont Department of Financial Regulation to take necessary action to cause the two protected cells of MRV to maintain TAC in an amount that is equal to or greater than 200% of each such protected cell's authorized control level RBC, as defined in Vermont state insurance statutes.

MetLife, Inc., in connection with the collateral financing arrangement associated with MRC's reinsurance of a portion of the liabilities associated with the closed block, committed to the South Carolina Department of Insurance to make capital contributions, if necessary, to MRC so that MRC may at all times maintain its TAC in an amount that is equal to or greater than 200% of the Company Action Level RBC, as defined in South Carolina state insurance statutes as in effect on the date of determination or December 31, 2007, whichever calculation produces the greater capital requirement, or as otherwise required by the South Carolina Department of Insurance. See Note 17 of the Notes to the Consolidated Financial Statements.

MetLife, Inc. guarantees obligations arising from OTC-bilateral derivatives of MrB. MrB is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. MrB uses a variety of strategies to manage these risks, including the use of derivatives. Further, MrB's derivatives are subject to industry standard netting agreements and collateral agreements that limit the unsecured portion of any open derivative position. On a net counterparty basis at December 31, 2025 and 2024, derivative transactions with positive mark-to-market values (in-the-money) were $42 million and $19 million, respectively, and derivative transactions with negative mark-to-market values (out-of-the-money) were $355 million and $269 million, respectively. To secure the obligations represented by the out-of-the-money transactions, MrB had provided collateral to its counterparties with an estimated fair value of $355 million and $269 million at December 31, 2025 and 2024, respectively. Accordingly, unsecured derivative liabilities guaranteed by MetLife, Inc. were $0 at both December 31, 2025 and 2024. During the course of 2025, MetLife, Inc. issued new guarantees of obligations arising from OTC-bilateral derivatives of MetLife Reinsurance Company of Hamilton, Ltd. ("MrH"). As of December 31, 2025, MrH had not yet executed any OTC-bilateral trades subject to the MetLife, Inc. guarantee.

MetLife, Inc. also guarantees the obligations of certain of its subsidiaries under committed facilities with third-party banks. See Note 16 of the Notes to the Consolidated Financial Statements.

Schedule III

Consolidated Supplementary Insurance Information
December 31, 2025 and 2024

(In millions)

	DAC and VOBA	FPBs, Other Policy-Related Balances and Policyholder Dividend Obligation	PABs	MRB (Assets) Liabilities (1)	Policyholder Dividends Payable	Unearned Premiums (2), (3)	UREV (2)
2025							
Group Benefits (4)	$ 250	$ 18,764	$ 11,005	$ —	$ —	$ 479	$ —
RIS (4)	795	87,144	93,549	83	—	—	23
Asia	12,518	30,365	104,239	160	94	931	3,346
Latin America	2,736	17,856	6,530	—	—	4	997
EMEA	2,112	3,926	8,058	(84)	—	19	723
MIM (5)	—	—	—	—	—	—	—
Corporate & Other (5)	2,696	70,870	13,476	1,789	262	157	73
Total	$21,107	$ 228,925	$ 236,857	$ 1,948	$ 356	$ 1,590	$ 5,162
2024							
Group Benefits	$ 250	$ 18,219	$ 7,632	$ —	$ —	$ 593	$ —
RIS	565	73,356	84,923	2	—	—	27
Asia	11,720	32,294	94,903	215	81	1,175	3,076
Latin America	2,229	14,094	5,514	—	—	2	841
EMEA	1,758	3,419	7,214	(81)	—	22	622
MIM (5)	—	—	—	—	—	—	—
Corporate & Other (5)	3,105	71,163	21,259	2,073	304	155	69
Total	$19,627	$ 212,545	$ 221,445	$ 2,209	$ 385	$ 1,947	$ 4,635

_____

(1)   MRB assets and liabilities are presented net.

(2)   Amounts are included within the FPBs, other policy-related balances and policyholder dividend obligation column.

(3)   Includes premiums received in advance.

(4)   As part of the Strategic Reorganization, two products previously reported within the former MetLife Holdings segment were moved — one to the Group Benefits segment and one to the RIS segment. Accordingly, the reported balances for the year ended December 31, 2025 have been updated to reflect these changes.

(5)   See Note 1 for information on the Strategic Reorganization.

MetLife, Inc.

Schedule III

Consolidated Supplementary Insurance Information — (continued)
Years Ended December 31, 2025, 2024 and 2023

(In millions)

	Premiums and Universal Life and Investment-Type Product Policy Fees		Net Investment Income		Policyholder Benefits and Claims, Policyholder Liability Remeasurement (Gains) Losses and Interest Credited to PABs		Market Risk Benefit Remeasurement (Gains) Losses		Amortization of DAC, VOBA and Negative VOBA Charged to Other Expenses		Other Expenses (1)
2025											
Group Benefits (2)	$	23,802	$	1,353	$	20,473	$	—	$	26	$	4,251
RIS (2)		11,978		9,119		18,847		(113)		81		846
Asia		6,690		5,589		7,274		(64)		854		1,606
Latin America		6,602		1,679		5,459		—		571		1,430
EMEA		2,867		958		2,039		(17)		367		970
MIM (3)		—		6		—		—		—		689
Corporate & Other (3)		2,843		3,855		4,426		(314)		215		2,507
Total	$	54,782	$	22,559	$	58,518	$	(508)	$	2,114	$	12,299
2024											
Group Benefits	$	23,367	$	1,178	$	20,033	$	—	$	26	$	4,062
RIS		8,348		8,291		14,586		11		66		493
Asia		6,681		5,099		6,846		7		832		1,600
Latin America		5,895		1,608		4,785		—		503		1,311
EMEA		2,516		847		1,797		(54)		355		891
MIM (3)		—		7		—		—		—		669
Corporate & Other (3)		3,112		4,243		4,814		(1,073)		239		2,565
Total	$	49,919	$	21,273	$	52,861	$	(1,109)	$	2,021	$	11,591
2023											
Group Benefits	$	22,436	$	1,148	$	19,329	$	—	$	26	$	3,778
RIS		8,561		7,354		14,057		(29)		49		403
Asia		6,883		4,307		6,941		(43)		772		1,584
Latin America		5,685		1,610		4,801		—		468		1,263
EMEA		2,314		885		1,737		(40)		344		811
MIM (3)		—		3		—		—		—		645
Corporate & Other (3)		3,556		4,601		5,540		(882)		267		2,922
Total	$	49,435	$	19,908	$	52,405	$	(994)	$	1,926	$	11,406

_____

(1) Includes other expenses and policyholder dividends, excluding amortization of DAC, VOBA and negative VOBA charged to other expenses.

(2) As part of the Strategic Reorganization, two products previously reported within the former MetLife Holdings segment were moved — one to the Group Benefits segment and one to the RIS segment. Accordingly, the reported balances for the year ended December 31, 2025 have been updated to reflect these changes.

(3) See Note 1 for information on the Strategic Reorganization.

MetLife, Inc.

Schedule IV

Consolidated Reinsurance
December 31, 2025, 2024 and 2023

(Dollars in millions)

	Gross Amount	Ceded	Assumed	Net Amount	% Amount Assumed to Net
2025					
Life insurance in-force	$ 5,943,369	$ 458,179	$ 843,586	$ 6,328,776	13.3 %
Insurance premium					
Life insurance (1)	$ 34,380	$ 7,166	$ 4,342	$ 31,556	13.8 %
Accident & health insurance	18,673	929	157	17,901	0.9 %
Property and casualty insurance	322	—	—	322	— %
Total insurance premium	$ 53,375	$ 8,095	$ 4,499	$ 49,779	9.0 %
2024					
Life insurance in-force	$ 5,745,965	$ 466,498	$ 855,685	$ 6,135,152	13.9 %
Insurance premium					
Life insurance (1)	$ 26,901	$ 3,155	$ 3,596	$ 27,342	13.2 %
Accident & health insurance	18,037	841	192	17,388	1.1 %
Property and casualty insurance	215	—	—	215	— %
Total insurance premium	$ 45,153	$ 3,996	$ 3,788	$ 44,945	8.4 %
2023					
Life insurance in-force	$ 5,627,777	$ 473,860	$ 829,720	$ 5,983,637	13.9 %
Insurance premium					
Life insurance (1)	$ 25,653	$ 1,363	$ 2,851	$ 27,141	10.5 %
Accident & health insurance	17,589	824	261	17,026	1.5 %
Property and casualty insurance	117	1	—	116	— %
Total insurance premium	$ 43,359	$ 2,188	$ 3,112	$ 44,283	7.0 %

_____

(1)   Includes annuities with life contingencies.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act. The Company has designed these controls and procedures to ensure that information the Company is required to disclose in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to Company management, including the CEO and CFO as appropriate, to allow timely decisions regarding required disclosure.

Management, including the CEO and CFO, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the CEO and CFO concluded that the disclosure controls and procedures were effective as of December 31, 2025.

There were no changes to the Company's internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. In fulfilling this responsibility, management's estimates and judgments must assess the expected benefits and related costs of control procedures. The Company's internal control objectives include providing management with reasonable, but not absolute, assurance that the Company has safeguarded assets against loss from unauthorized use or disposition, and that the Company has executed transactions in accordance with management's authorization and recorded them properly to permit the preparation of consolidated financial statements in conformity with GAAP.

Management evaluated the design and operating effectiveness of the Company's internal control over financial reporting based on the criteria established in the *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In the opinion of management, MetLife, Inc. maintained effective internal control over financial reporting as of December 31, 2025.

Deloitte has issued its report on its audit of the effectiveness of internal control over financial reporting, which is set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of MetLife, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MetLife, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 19, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
New York, New York
February 19, 2026

Item 9B. Other Information

Securities trading plans

During the three months ended December 31, 2025, none of our Section 16 officers or directors (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any "non-Rule 10b5-1 trading arrangement" (as defined in Section 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information called for by this Item pertaining to Directors is incorporated herein by reference to the section entitled "Corporate Governance" in MetLife, Inc.'s definitive proxy statement for the Annual Meeting of Shareholders to be held on June 16, 2026, to be filed by MetLife, Inc. with the SEC pursuant to Regulation 14A within 120 days after the year ended December 31, 2025 (the "2026 Proxy Statement").

The information called for by this Item pertaining to Executive Officers appears in "Business — Information About Our Executive Officers" in this Annual Report on Form 10-K.

The Company has adopted the Financial Management Code of Business Ethics, a "code of ethics" as defined under the rules of the SEC, that applies to MetLife, Inc.'s CEO, CFO, Chief Accounting Officer and all professionals in finance and finance-related departments. In addition, the Company has adopted the Directors' Code of Business Ethics which applies to all members of Board of Directors, including the CEO, who is a member of the Board, and the Code of Business Ethics, which applies to all employees of the Company, including MetLife, Inc.'s CEO, CFO and Chief Accounting Officer. These codes are available on the Company's website at www.metlife.com/about-us/corporate-governance/corporate-conduct/ by selecting "Codes of Conduct" under "Reports." The Company intends to satisfy any disclosure obligations under Item 5.05 of Form 8-K by posting information on the Company's website at the address given above.

The Company has also adopted an insider trading policy governing the purchase, sale and certain other dispositions of its securities and securities of other companies by directors and all employees of the Company. It also includes provisions relating to the Company engaging in purchases, sales or other transactions involving its securities. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and any listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

Item 11. Executive Compensation

The information called for by this Item is incorporated herein by reference to the sections entitled "Corporate Governance" and "Executive Compensation" in the 2026 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this Item pertaining to ownership of shares of MetLife, Inc.'s common stock ("Shares") is incorporated herein by reference to the section entitled "Security Ownership Information" in the 2026 Proxy Statement.

The following table provides information regarding MetLife, Inc.'s equity compensation plans:

Equity Compensation Plan Information at December 31, 2025:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (3)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	10,457,532	$ 56.85	21,489,793
Equity compensation plans not approved by security holders	None	—	None
Total	10,457,532	$ 56.85	21,489,793

_____

(1)   Column (a) reflects the following items outstanding at December 31, 2025:

Stock Options (i)	2,682,613
Restricted Stock Units (ii)	2,142,966
Performance Shares (assuming future payout at maximum performance factor) (ii)	4,737,559
Deferred Shares (iii)	894,394
Shares that will or may be issued	10,457,532

_____

(i)   Stock Options granted under the MetLife, Inc. 2015 Stock and Incentive Compensation Plan (the "2015 Stock Plan") at December 31, 2025. No Stock Options were granted under the MetLife, Inc. 2025 Stock and Incentive Compensation Plan (the "2025 Stock Plan") since the Company ceased granting Stock Options for periods after 2024.

(ii)   Restricted Stock Units and Performance Shares granted under the 2025 Stock Plan and the 2015 Stock Plan.

(iii)   Deferred Shares relate to awards that have become payable in Shares under a MetLife plan, the issuance of which have been deferred. The MetLife plans include the 2025 Stock Plan, 2015 Stock Plan, MetLife, Inc. 2015 Non-Management Director Stock Compensation Plan (the "2015 Director Stock Plan"), MetLife, Inc. 2005 Stock and Incentive Compensation Plan, MetLife, Inc. 2005 Non-Management Director Stock Compensation Plan, and earlier plans.

The maximum performance factor for Performance Shares granted under the 2025 Stock Plan and the 2015 Stock Plan was 175%. The number of Performance Shares outstanding at December 31, 2025 at target (100%) performance factor was 869,302 and 1,837,875 under the 2025 Stock Plan and 2015 Stock Plan, respectively.

MetLife, Inc. may issue Shares pursuant to awards (including Stock Option exercises, if any) under any plan using Shares held in treasury by MetLife, Inc. or by issuing new Shares.

For a general description of how the number of Shares payable for awards of Performance Shares and Restricted Stock Units is determined, and the vesting periods applicable to Performance Shares and Restricted Stock Units, see Note 19 of the Notes to the Consolidated Financial Statements.

(2)   Column (b) reflects the weighted average exercise price of all Stock Options under the 2015 Stock Plan that, at December 31, 2025, had been granted but not forfeited, expired, or exercised. No Stock Options were granted under the 2025 Stock Plan. Performance Shares, Restricted Stock Units, and Deferred Shares are not included in determining the weighted average in column (b) because they have no exercise price.

(3) Column (c) reflects the following items outstanding at December 31, 2025:

	Number of Shares
At January 1, 2025, the effective date of the 2025 Stock Plan:	
Shares newly authorized for issuance under the 2025 Stock Plan	22,500,000
Less: Shares from March 28, 2024 - December 31, 2024 (i)	132,311
Total Shares authorized for issuance at January 1, 2025 (ii)	22,367,689
Additional Shares recovered for issuance in:	
2025 (iii)	1,940,183
Less: Shares covered by new awards and new imputed reinvested dividends on Deferred Shares in:	
2025 (iv)	2,818,079
Shares remaining available for future issuance under the 2025 Stock Plan	21,489,793

(i) The number of Shares authorized and reserved for issuance under the 2025 Stock Plan was reduced by one Share for every Share subject to an award granted under the 2015 Stock Plan or the 2015 Director Stock Plan between March 28, 2024 and December 31, 2024.

(ii) The number of Shares authorized and reserved for issuance under the 2025 Stock Plan. Excludes Shares authorized for issuance under the 2015 Stock Plan and the 2015 Director Stock Plan. Shares payable pursuant to awards granted under the 2015 Stock Plan that are outstanding at December 31, 2024 and Shares payable pursuant to vested awards under the 2015 Stock Plan and the 2015 Director Stock Plan that remained deferred at December 31, 2024 will reduce the number of Shares reserved under the 2015 Stock Plan and 2015 Director Stock Plan as applicable. Shares reserved under the 2015 Stock Plan and the 2015 Director Stock Plan that were not covered by awards as of December 31, 2024 will not be available for future issuance under any equity compensation plan of the Company.

(iii) Consists of Shares utilized under the 2025 Stock Plan and the 2015 Stock Plan that were recovered during 2025, and therefore once again available for issuance under the 2025 Stock Plan, due to: (i) termination of the award by expiration, forfeiture, cancellation, lapse, or otherwise without issuing Shares; (ii) settlement of the award in cash in lieu of Shares; (iii) exchange of the award for awards not involving Shares; (iv) payment of the exercise price of a Stock Option and the tax withholding with respect to an award by tendering Shares to MetLife, Inc. (by actual delivery or attestation); (v) satisfaction of tax withholding requirements with respect to an award by MetLife, Inc. withholding Shares otherwise issuable; and (vi) the payout of Performance Shares at a performance factor less than the maximum performance factor.

(iv) Consists of Shares covered by awards granted under the 2025 Stock Plan (including Performance Shares assuming future payout at maximum performance factor). Shares covered by imputed reinvested dividends credited on Deferred Shares owed to directors, employees or agents, in each case during each of the indicated calendar years.

Each Share MetLife, Inc. issues in connection with any award under the 2025 Stock Plan, the 2015 Stock Plan and the 2015 Director Plan (including any Deferred Shares resulting from such awards), reduces the number of Shares remaining for issuance by one (1.0).

Any Shares related to awards under the 2025 Stock Plan and the 2015 Stock Plan which: (i) terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of Shares; (ii) are settled in cash either in lieu of Shares or otherwise; or (iii) are exchanged with the appropriate committee's permission for awards not involving Shares, are available again for grant under the 2025 Stock Plan.

If the price of any Stock Option granted under the 2015 Stock plan or the tax withholding requirements with respect to any award granted under the 2025 Stock Plan or the 2015 Stock Plan is satisfied by tendering Shares to MetLife (by actual delivery or attestation), or if a Stock Appreciation Right is exercised, only the number of Shares issued, net of the Shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of Shares available for issuance under that plan.

Under the 2025 Stock Plan, the 2015 Stock Plan and the 2015 Director Stock Plan, in the event of a corporate event or transaction (including, but not limited to, a change in the Shares or the capitalization of MetLife) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of MetLife, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of MetLife, or any similar corporate event or transaction, the appropriate committee of the Board of Directors of MetLife, in order to prevent dilution or enlargement of participants' rights under the applicable plan, shall substitute or adjust, as applicable, the number and kind of Shares that may be issued under that plan and shall adjust the number and kind of Shares subject to outstanding awards.

For a description of the kinds of awards that have been or may be made under the 2025 Stock Plan and awards that remained outstanding under the 2015 Stock Plan, see Note 19 of the Notes to the Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by this Item is incorporated herein by reference to the section entitled "Corporate Governance" in the 2026 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information called for by this Item is incorporated herein by reference to the section entitled "Audit Matters" in the 2026 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

1. Financial Statements

The financial statements are listed in the Index to Consolidated Financial Statements, Notes and Schedules on page 130.

2. Financial Statement Schedules

The financial statement schedules are listed in the Index to Consolidated Financial Statements, Notes and Schedules on page 130.

3. Exhibits

The exhibits are listed in the Exhibit Index which begins on page 329.

Item 16. Form 10-K Summary

None.

Glossary

Throughout this Form 10-K, the Company uses certain abbreviations, acronyms and terms which are further detailed below.

A.M. Best	A.M. Best Company, Inc.	Credit Facility	Unsecured revolving credit facility
ABO	Accumulated Benefit Obligations	CRO	Chief Risk Officer
ABS & CLO	Asset-Backed Securities and Collateralized Loan Obligations	C-ROSS	China Risk Oriented Solvency System
ACL	Allowance For Credit Loss	CSRD	Corporate Sustainability Reporting Directive
AD&D	Accidental Death and Dismemberment	Cybersecurity Model Law	NAIC's Insurance Data Security Model Law
AFS	Available-For-Sale	DAC	Deferred Policy Acquisition Costs
AI	Artificial Intelligence	Deferred Shares	Awards that have become payable in shares but the issuance of which has been deferred
ALM	Asset/Liability Management	Delaware Commissioner	Delaware Commissioner of Insurance
Alt-A	Alternative Residential Mortgage Loans	Dodd-Frank	Dodd-Frank Wall Street Reform and Consumer Protection Act
American Life	American Life Insurance Company	DOL	U.S. Department of Labor
AOCI	Accumulated Other Comprehensive Income (Loss)	DPL	Deferred Profit Liability
APBO	Accumulated Postretirement Benefit Obligation	DSCR	Debt Service Coverage Ratios
ASO	Administrative Services-Only	EEA	European Economic Area
ASU	Accounting Standards Update	EMEA	Europe, the Middle East and Africa
AUM	Assets Under Management	ERC	Enterprise Risk Committee
Authorized Control Level RBC	Authorized Control Level RBC, calculated in the manner prescribed by the NAIC	ERISA	Employee Retirement Income Security Act of 1974
Brighthouse	Brighthouse Financial, Inc. and its Subsidiaries	ERM	Enterprise Risk Management
CBIRC	The China Banking and Insurance Regulatory Commission	EU	European Union
CCPA	California Consumer Privacy Act	EU AI Act	European Union's Artificial Intelligence Act
CEO	Chief Executive Officer	Exchange Act	Securities Exchange Act of 1934
CFEs	Collateralized financing entities	Farmer Mac	Federal Agricultural Mortgage Corporation
CFO	Chief Financial Officer	FASB	Financial Accounting Standards Board
CFPB	Consumer Financial Protection Bureau	FDIC	Federal Deposit Insurance Corporation
CFTC	Commodity Futures Trading Commission	Federal Reserve	Federal Reserve Board & Federal Reserve Bank of New York
Chariot	Chariot Holding Company, LP	Federal Reserve Board	Board of Governors of the Federal Reserve System
Chariot Re	Chariot Reinsurance, Ltd.	FHLBNY	Federal Home Loan Bank of New York
CISO	Chief Information Security Officer	FINRA	Financial Industry Regulatory Authority
CLO Investments	CLO Fund Investments	FIO	Federal Insurance Office
CLOs	Collateralized Loan Obligations	Fitch	Fitch Ratings Inc.
CMBS	Commercial Mortgage-Backed Securities	FPB	Future Policy Benefit Liabilities
Committed Facilities	Credit Facility, as well as certain committed facilities	FSA	Financial Services Agency
Company Action Level RBC	Minimum level of TAC before corrective action commences is twice authorized control level RBC	FSB	Financial Stability Board

FSOC	Financial Stability Oversight Council	MSS	MetLife Services and Solutions, LLC
FVO	Fair Value Option	MTL	Metropolitan Tower Life Insurance Company
GAAP	Accounting principles generally accepted in the United States of America	NAIC	National Association of Insurance Commissioners
GCC	Group Capital Calculation	NAV	Net Asset Value
GDPR	General Data Protection Regulation	Nebraska Director	Director of the Nebraska Department of Insurance
GICs	Guaranteed Interest Contracts	NGEs	Non-Guaranteed Elements
GILTI	Global Intangible Low-Taxed Income	NIFO	Net investment in a foreign operation
GMABs	Guaranteed Minimum Accumulation Benefits	Non-Bank SIFI	Non-Bank Systemically Important Financial Institution
GMCR	Guaranteed Minimum Crediting Rates	NPR	Net Premium Ratio
GMDBs	Guaranteed Minimum Death Benefits	NQM	Non-Qualified Residential Mortgage
GMIBs	Guaranteed Minimum Income Benefits	NRSRO	Nationally Recognized Statistical Rating Organizations
GMWBs	Guaranteed Minimum Withdrawal Benefits	NYDFS	New York State Department of Financial Services
GMXBs	Guaranteed Minimum Benefits	OCI	Other Comprehensive Income (Loss)
IAIGs	Internationally Active Insurance Groups	OLPI	Other Limited Partnership Interests
IAIS	International Association of Insurance Supervisors	OTC	Over-the-Counter
IBNP	Incurred But Not Paid	OTC-bilateral	Bilateral contracts between two counterparties
IBNR	Incurred But Not Reported	OTC-cleared	OTC derivatives are cleared and settled through central clearing counterparties
IMR	Interest Maintenance Reserve	PABs	Policyholder Account Balances
Invested Plans	Assets of the qualified pension plans and postretirement medical plans	PBO	Projected Benefit Obligation
IRS	Internal Revenue Service	PCAOB	Public Company Accounting Oversight Board
LDTI	Long-Duration Targeted Improvements	Phantom Stock-Based Awards	Cash-settled awards based in whole or in part on the price of shares or changes in the price of shares
LDTI Transition Date	January 1, 2021	PineBridge	PineBridge Investments
LIBOR	London Interbank Offered Rate	PTE	Prohibited Transaction Exemption
LTV	Loan-To-Value	RBC	Risk-Based Capital
MetLife Malaysia	AmMetLife Insurance Berhad (Malaysia) and AmMetLife Takaful Berhad (Malaysia)	RCC	Replacement Capital Covenant
MIM	MetLife Investment Management, the Company's institutional asset management business	REJVs	Real Estate Joint Ventures
MLIC	Metropolitan Life Insurance Company	Retiree VEBA	U.S. Retiree Health and Welfare Benefit Obligations
Moody's	Moody's Investors Service, Inc.	RIS	Retirement and Income Solutions
MoRe	Missouri Reinsurance, Inc.	RMBS	Residential Mortgage-Backed Securities
MrB	MetLife Reinsurance Company of Bermuda, Ltd.	ROU	Right-of-Use
MRB	Market Risk Benefit	SCL	Special Considerations Letter
MRC	MetLife Reinsurance Company of Charleston	SEC	U.S. Securities and Exchange Commission
MrH	MetLife Reinsurance Company of Hamilton, Ltd.	Separation	Distribution of shares of Brighthouse Financial, Inc. common stock to the MetLife, Inc. common shareholders
MRV	MetLife Reinsurance Company of Vermont	Series A preferred stock	Non-Cumulative Preferred Stock, Series A

Series D preferred stock	5.875% Fixed-To-Floating Rate Non-Cumulative Preferred Stock, Series D		TRRs	Total Rate of Return Swaps
Series E preferred stock	5.625% Non-Cumulative Preferred Stock, Series E		U.K.	United Kingdom
Series F preferred stock	4.75% Non-Cumulative Preferred Stock, Series F		U.S.	United States
Series G preferred stock	3.850% Fixed Rate Reset Non-Cumulative Preferred Stock, Series G		ULSG	Universal and Variable Universal Life Policies with Secondary Guarantees
SOFR	Secured Overnight Financing Rate		Unit-linked and FVO Securities	Contractholder-directed equity securities and Fair Value Option securities
SSG	Structured Securities Group		Unit-linked investments	Contractholder-directed investments supporting unit-linked variable annuity type liabilities
Statement-Based Combined RBC Ratio	Internally defined Combined RBC Ratio		UREV	Unearned Revenue
Statutory Codification	Codification of Statutory Accounting Principles		VIEs	Variable Interest Entities
Structured Products	RMBS, ABS & CLO and CMBS		VM	Valuation Manual
Superintendent	New York Superintendent of Financial Services		VOBA	Value of Business Acquired
S&P	Standard & Poor's Global Ratings		VOCRA	Value of Customer Relationships Acquired
TAC	Total Adjusted Capital, calculated in the manner prescribed by the NAIC		VODA	Value of Distribution Agreements

Exhibit Index

(Note Regarding Reliance on Statements in Our Contracts: In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about MetLife, Inc., its subsidiaries or affiliates, or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to investors; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about MetLife, Inc., its subsidiaries and affiliates may be found elsewhere in this Annual Report on Form 10-K and MetLife, Inc.'s other public filings, which are available without charge through the U.S. Securities and Exchange Commission website at https://www.sec.gov.)

Exhibit No.	Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
2.1	Plan of Reorganization.	S-1	333-91517	2.1	November 23, 1999	
2.2	Amendment to Plan of Reorganization, dated as of March 9, 2000.	S-1/A	333-91517	2.2	March 29, 2000	
2.3	Master Separation Agreement, dated August 4, 2017, between MetLife, Inc. and Brighthouse Financial, Inc.	8-K	001-15787	2.1	August 7, 2017	
3.1.1	Amended and Restated Certificate of Incorporation of MetLife, Inc.	10-K	001-15787	3.1	March 1, 2017	
3.1.2	Certificate of Retirement of Series B Contingent Convertible Junior Participating Non-Cumulative Perpetual Preferred Stock of MetLife, Inc., filed with the Secretary of State of Delaware on November 5, 2013.	10-Q	001-15787	3.6	November 7, 2013	
3.1.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of MetLife, Inc., dated April 29, 2015.	8-K	001-15787	3.1	April 30, 2015	
3.1.4	Certificate of Elimination of 6.500% Non-Cumulative Preferred Stock, Series B, of MetLife, Inc., filed with the Secretary of State of Delaware on November 3, 2015.	10-Q	001-15787	3.7	November 5, 2015	
3.1.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of MetLife, Inc., dated April 29, 2011.	10-K	001-15787	3.4	March 1, 2017	
3.1.6	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of MetLife, Inc., filed with the Secretary of State of Delaware on April 7, 2000.	10-K	001-15787	3.2	March 1, 2017	
3.1.7	Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series A, of MetLife, Inc., filed with the Secretary of State of Delaware on June 10, 2005.	10-K	001-15787	3.3	March 1, 2017	
3.1.8	Certificate of Amendment of Amended and Restated Certificate of Incorporation of MetLife, Inc., dated October 23, 2017.	8-K	001-15787	3.1	October 24, 2017	
3.1.9	Certificate of Designations of 5.875% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series D, of MetLife, Inc., filed with the Secretary of State of Delaware on March 21, 2018.	8-K	001-15787	3.1	March 22, 2018	
3.1.10	Certificate of Designations of 5.625% Non-Cumulative Preferred Stock, Series E, of MetLife, Inc., filed with the Secretary of the State of Delaware on May 31, 2018.	8-K	001-15787	3.1	June 4, 2018	

		Incorporated By Reference				
Exhibit No.	**Description**	**Form**	**File Number**	**Exhibit**	**Filing Date**	**Filed or Furnished Herewith**
3.1.11	Certificate of Designations of 4.75% Non-Cumulative Preferred Stock, Series F, of MetLife, Inc., filed with the Secretary of the State of Delaware on January 8, 2020.	8-K	001-15787	3.1	January 9, 2020	
3.1.12	Certificate of Elimination of 5.250% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series C, of MetLife, Inc., filed with the Secretary of State of Delaware on June 29, 2021.	8-K	001-15787	3.1	June 29, 2021	
3.1.13	Certificate of Elimination of 3.850% Fixed Rate Reset Non-Cumulative Preferred Stock, Series G, of MetLife, Inc., filed with the Secretary of State of Delaware on October 14, 2025	8-K	001-15787	3.1	October 14, 2025	
3.2	Amended and Restated By-Laws of MetLife, Inc., effective October 3, 2023.	8-K	001-15787	3.2	October 5, 2023	
4.1	Form of Certificate for Common Stock, par value $0.01 per share.	S-1/A	333-91517	4.1	March 9, 2000	
4.2	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of MetLife, Inc., filed with the Secretary of State of Delaware on April 7, 2000. (See Exhibit 3.1.6 above).					
4.3	Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series A, of MetLife, Inc., filed with the Secretary of State of Delaware on June 10, 2005. (See Exhibit 3.1.7 above).					
4.4	Form of Stock Certificate, Floating Rate Non-Cumulative Preferred Stock, Series A, of MetLife, Inc.	8-A	001-15787	99.6	June 10, 2005	
4.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of MetLife, Inc., dated October 23, 2017. (See Exhibit 3.1.8 above).					
4.6	Certificate of Designations of 5.875% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series D, of MetLife, Inc., filed with the Secretary of State of Delaware on March 21, 2018. (See Exhibit 3.1.9 above).					
4.7	Form of Stock Certificate, 5.875% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series D, of MetLife, Inc.	8-K	001-15787	4.1	March 22, 2018	
4.8	Certificate of Designations of 5.625% Non-Cumulative Preferred Stock, Series E, of MetLife, Inc., filed with the Secretary of the State of Delaware on May 31, 2018. (See Exhibit 3.1.10 above).					
4.9	Form of Stock Certificate, 5.625% Non-Cumulative Preferred Stock, Series E, of MetLife, Inc.	8-K	001-15787	4.1	June 4, 2018	
4.10	Deposit Agreement, dated June 4, 2018, among MetLife, Inc., Computershare Inc. and Computershare Trust Company, N.A., as depositary, and the holders from time to time of the depositary receipts described therein.	8-K	001-15787	4.2	June 4, 2018	
4.11	Form of Depositary Receipt, Depositary Shares each representing a 1/1,000th interest in a share of 5.625% Non-Cumulative Preferred Stock, Series E, of MetLife, Inc.	8-K	001-15787	4.3	June 4, 2018	
4.12	Certificate of Designations of 4.75% Non-Cumulative Preferred Stock, Series F, of MetLife, Inc., filed with the Secretary of the State of Delaware on January 8, 2020. (See Exhibit 3.1.11 above).					
4.13	Form of Stock Certificate, 4.75% Non-Cumulative Preferred Stock, Series F, of MetLife, Inc.	8-K	001-15787	4.1	January 9, 2020	
4.14	Deposit Agreement, dated January 15, 2020, among MetLife, Inc., Computershare Inc. and Computershare Trust Company, N.A., collectively, as depositary, and the holders from time to time of the depositary receipts described therein.	8-K	001-15787	4.1	January 15, 2020	
4.15	Form of Depositary Receipt, Depositary Shares each representing a 1/1,000th interest in a share of 4.75% Non-Cumulative Preferred Stock, Series F, of MetLife, Inc.	8-K	001-15787	4.3	January 15, 2020	

Exhibit No.	Description	Incorporated By Reference Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
4.16	Description of Securities.					X
	Certain instruments defining the rights of holders of long-term debt of MetLife, Inc. and its consolidated subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. MetLife, Inc. hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of such instruments.					
10.1.1	MetLife Policyholder Trust Agreement.	S-1	333-91517	10.12	November 23, 1999	
10.1.2	Amendment to MetLife Policyholder Trust Agreement.	10-K	001-15787	10.62	February 27, 2013	
10.2	Amended and Restated Credit Agreement, dated as of May 8, 2023, among MetLife, Inc. and MetLife Funding, Inc., as borrowers, and the other parties signatory thereto.	8-K	001-15787	10.1	May 9, 2023	
10.3	Purchase Agreement by and among MetLife, Inc. and Massachusetts Mutual Life Insurance Company, dated as of February 28, 2016.	10-Q	001-15787	10.1	May 6, 2016	
10.4	Tax Separation Agreement, dated as of July 27, 2017, by and among MetLife, Inc. and its affiliates and Brighthouse Financial, Inc. and its affiliates.	8-K	001-15787	10.1	August 7, 2017	
10.5.1	MetLife Non-Management Director Deferred Compensation Plan (as amended and restated, effective January 1, 2005, implemented November 2012).*	S-8	333-214710	4.1	November 18, 2016	
10.5.2	Amendment to MetLife Non-Management Director Deferred Compensation Plan (as amended and restated, effective January 1, 2005, implemented November 2020).*	10-K	001-15787	10.6.2	February 19, 2021	
10.6	MetLife, Inc. Director Indemnity Plan (dated and effective July 22, 2008).*	10-K	001-15787	10.94	February 27, 2014	
10.7.1	Form of Agreement to Protect Corporate Property executed by Michel Khalaf, effective April 9, 2012.*	10-K	001-15787	10.15	February 25, 2016	
10.7.2	Form of Agreement to Protect Corporate Property executed by Ramy Tadros, effective September 11, 2017.*	10-Q	001-15787	10.1	August 5, 2016	
10.8	MetLife Executive Severance Plan (as amended and restated, effective June 14, 2010).*	10-K	001-15787	10.1	February 27, 2015	
10.9	MetLife Performance-Based Compensation Recoupment Policy (effective as amended and restated December 1, 2023).*	10-K	001-15787	10.10	February 16, 2024	
10.10.1	MetLife, Inc. 2015 Stock and Incentive Compensation Plan, effective January 1, 2015 (the “2015 SIC Plan”).*	S-8	333-198145	4.1	August 14, 2014	
10.10.2	MetLife, Inc. 2005 Stock and Incentive Compensation Plan, effective April 15, 2005 (the “2005 SIC Plan”).*	10-K	001-15787	10.24	February 27, 2015	
10.11	MetLife Annual Variable Incentive Plan (effective as amended and restated January 1, 2015).*	8-K	001-15787	10.11	December 11, 2014	
10.12.1	Form of Stock Option Agreement (Ratable Exercisability in Thirds) under the 2015 SIC Plan, effective January 1, 2015.*	8-K	001-15787	10.7	December 11, 2014	
10.12.2	Form of Stock Option Agreement (Three-Year “Cliff” Exercisability) under the 2015 SIC Plan, effective January 1, 2015.*	8-K	001-15787	10.8	December 11, 2014	
10.12.3	Form of Stock Option Agreement (Ratable Exercisability in Thirds) under the 2015 SIC Plan, effective January 1, 2016.*	10-K	001-15787	10.101	February 25, 2016	
10.12.4	Form of Stock Option Agreement (Three-Year “Cliff” Exercisability) under the 2015 SIC Plan, effective January 1, 2016.*	10-K	001-15787	10.102	February 25, 2016	
10.13.1	Form of Unit Option Agreement (Ratable Exercisability in Thirds) under the 2015 SIC Plan, effective January 1, 2015.*	8-K	001-15787	10.9	December 11, 2014	

		Incorporated By Reference				Filed or Furnished Herewith
Exhibit No.	Description	Form	File Number	Exhibit	Filing Date	
10.13.2	Form of Unit Option Agreement (Three-Year "Cliff" Exercisability) under the 2015 SIC Plan, effective January 1, 2015.*	8-K	001-15787	10.10	December 11, 2014	
10.13.3	Form of Unit Option Agreement (Ratable Exercisability in Thirds) under the 2015 SIC Plan, effective January 1, 2016.*	10-K	001-15787	10.103	February 25, 2016	
10.13.4	Form of Unit Option Agreement (Three-Year "Cliff" Exercisability) under the 2015 SIC Plan, effective January 1, 2016.*	10-K	001-15787	10.104	February 25, 2016	
10.14	Form of Performance Unit Agreement under the 2015 SIC Plan, effective February 28, 2023.*	10-K	001-15787	10.19.6	February 23, 2023	
10.15	Award Agreement Supplement, effective February 23, 2021.*	10-K	001-15787	10.20.3	February 19, 2021	
10.16	MetLife Auxiliary Retirement Plan (as amended and restated, effective January 1, 2026).*#					X
10.17.1	Alico Overseas Pension Plan, dated January 2009.*	10-K	001-15787	10.70	March 1, 2017	
10.17.2	Amendment Number One to the Alico Overseas Pension Plan (effective November 1, 2010), dated December 20, 2010.*	10-K	001-15787	10.71	March 1, 2017	
10.17.3	Amendment Number Two to the Alico Overseas Pension Plan (effective as of November 1, 2011), dated December 13, 2011.*	10-K	001-15787	10.72	March 1, 2017	
10.17.4	Amendment Number Three to the Alico Overseas Pension Plan, dated May 1, 2012 (effective January 1, 2012).*	8-K	001-15787	10.1	May 4, 2012	
10.17.5	Amendment Number Four to the Alico Overseas Pension Plan, dated June 19, 2017, effective July 1, 2017.*	10-Q	001-15787	10.6	November 6, 2017	
10.18	MetLife Deferred Compensation Plan For Globally Mobile Employees, effective July 31, 2014, for which Michel Khalaf became eligible July 1, 2017.*	10-Q	001-15787	10.4	November 6, 2017	
10.19	MetLife Auxiliary Match Plan (as amended and restated, effective January 1, 2026).*					X
10.20.1	MetLife Deferred Compensation Plan for Officers, as amended and restated, effective November 1, 2003.*	10-K	001-15787	10.78	February 27, 2014	
10.20.2	Amendment Number One to the MetLife Deferred Compensation Plan for Officers (as amended and restated as of November 1, 2003), dated May 4, 2005.*	10-K	001-15787	10.52	February 25, 2016	
10.20.3	Amendment Number Two to the MetLife Deferred Compensation Plan for Officers (as amended and restated as of November 1, 2003, effective December 14, 2005).*	10-K	001-15787	10.53	February 25, 2016	
10.20.4	Amendment Number Three to the MetLife Deferred Compensation Plan for Officers (as amended and restated as of November 1, 2003, effective February 26, 2007).*	10-K	001-15787	10.45	March 1, 2017	
10.21	MetLife Leadership Deferred Compensation Plan (as amended and restated effective January 1, 2026).*					X
10.22	MetLife Plan for Transition Assistance for Grades 14 and Above, dated November 22, 2023 (as amended and restated, effective November 1, 2023).*	10-K	001-15787	10.27.1	February 16, 2024	
10.23.1	Adjustment of certain compensation terms for Michel Khalaf, effective July 1, 2012.*	10-Q	001-15787	10.2	November 7, 2012	
10.23.2	Tax Equalization Agreement dated June 10, 2015 between MetLife, Inc. and Michel Khalaf.*	10-Q	001-15787	10.1	August 6, 2015	
10.23.3	Offer Letter, dated March 25, 2009, between American Life Insurance Company and Michel Khalaf.*	10-K	001-15787	10.2	March 1, 2017	
10.23.4	Letter of Understanding, dated June 15, 2017, effective July 1, 2017, with Michel Khalaf.*	10-Q	001-15787	10.3	November 6, 2017	

Exhibit No.	Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
10.23.5	MetLife, Inc. and Metropolitan Life Insurance Company Compensation Committee and Board of Directors Resolutions of June 13, 2017 approving Michel Khalaf's eligibility to participate in the MetLife Deferred Compensation Plan For Globally Mobile Employees.*	10-Q	001-15787	10.5	November 6, 2017	
10.23.6	Amendment Number 1 to Letter of Understanding, Dated February 26, 2019, Effective February 27, 2019, with Michel Khalaf.*	8-K	001-15787	10.1	March 5, 2019	
10.23.7	Confirmation of End of Employment and Waiver and Release of Claims, Effective March 4, 2019, with Michel Khalaf.*	8-K	001-15787	10.2	March 5, 2019	
10.24	Sign-on Payments Letter, dated June 14, 2017, effective September 11, 2017, between MetLife Group, Inc. and Ramy Tadros.*	10-Q	001-15787	10.2	November 6, 2017	
10.25	Letter Agreement entered May 4, 2018 between MetLife, Inc. and John McCallion.*	8-K	001-15787	10.1	May 7, 2018	
10.26	Sign-on Payments Letter, dated August 14, 2019, effective November 19, 2019, between MetLife Group, Inc. and Bill Pappas.*	10-K	001-15787	10.35	February 21, 2020	
10.27	Sign-on Payments Letter, dated May 16, 2024, effective August 1, 2024, between MetLife Group, Inc. and Shurawl M. Sibblies.*	10-Q	001-15787	10.1	November 1, 2024	
10.28	MetLife, Inc. 2025 Stock and Incentive Compensation Plan, effective January 1, 2025 (the "2025 SIC Plan").*	8-K	001-15787	10.1	June 24, 2024	
10.29	Form of Performance Share Agreement under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.30	February 21, 2025	
10.30	Form of Performance Unit Agreement under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.31	February 21, 2025	
10.31	Form of Restricted Stock Unit Agreement (Ratable Period of Restriction Ends in Thirds) under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.32	February 21, 2025	
10.32	Form of Restricted Stock Unit Agreement (Ratable Period of Restriction Ends in Thirds) under the 2025 SIC Plan, effective January 1, 2025 (March Expiration).*	10-K	001-15787	10.33	February 21, 2025	
10.33	Form of Restricted Stock Unit Agreement (Three-Year "Cliff" Period of Restriction) under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.34	February 21, 2025	
10.34	Form of Restricted Unit Agreement (Ratable Period of Restriction Ends in Thirds) under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.35	February 21, 2025	
10.35	Form of Restricted Unit Agreement (Ratable Period of Restriction Ends in Thirds) under the 2025 SIC Plan, effective January 1, 2025 (March Expiration).*	10-K	001-15787	10.36	February 21, 2025	
10.36	Form of Restricted Unit Agreement (Three-Year "Cliff" Period of Restriction) under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.37	February 21, 2025	
10.37	Form of Stock Option Agreement (Ratable Exercisability in Thirds) under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.38	February 21, 2025	
10.38	Form of Stock Option Agreement (Three-Year "Cliff" Exercisability) under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.39	February 21, 2025	
10.39	Form of Unit Option Agreement (Three-Year "Cliff" Exercisability) under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.40	February 21, 2025	
10.40	Form of Unit Option Agreement (Ratable Exercisability in Thirds) under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.41	February 21, 2025	
10.41	Award Agreement Supplement under the 2025 SIC Plan, effective January 1, 2025.*	10-K	001-15787	10.42	February 21, 2025	

Exhibit No.	Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
10.42	Award Agreement Supplement under the 2025 SIC Plan (65), effective January 1, 2025.*	10-K	001-15787	10.43	February 21, 2025	
10.43	Form of Performance Share Agreement under the 2025 SIC Plan, effective January 1, 2026.*					X
10.44	Form of Performance Unit Agreement under the 2025 SIC Plan, effective January 1, 2026.*					X
10.45	Award Agreement Supplement under the 2025 SIC Plan, effective January 1, 2026.*					X
10.46	Award Agreement Supplement under the 2025 SIC Plan (65), effective January 1, 2026.*					X
10.47	MetLife Annual Variable Incentive Plan, effective January 1, 2025.*	8-K	001-15787	10.2	June 24, 2024	
19.1	MetLife Insider Trading Policy.					X
21.1	Subsidiaries of the Registrant.					X
23.1	Consent of Deloitte & Touche LLP.					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	MetLife Policy for the Recoupment of Erroneously Awarded Compensation under the Dodd-Frank Wall Street Reform and Consumer Protection Act (effective December 1, 2023).*	10-K	001-15787	97.1	February 16, 2024	
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document.					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).					X

————

* Indicates management contracts or compensatory plans or arrangements.

\# Certain information has been redacted pursuant to Item 601(b)(10) of Regulation S-K. The Company will furnish supplemental copies of any of the redacted information to the SEC upon request.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 19, 2026

METLIFE, INC.

By   /s/ Michel A. Khalaf

         Name: Michel A. Khalaf

         Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Carlos M. Gutierrez Carlos M. Gutierrez	Director	February 19, 2026
/s/ Carla A. Harris Carla A. Harris	Director	February 19, 2026
/s/ Laura J. Hay Laura J. Hay	Director	February 19, 2026
/s/ R. Glenn Hubbard R. Glenn Hubbard	Chairman of the Board	February 19, 2026
/s/ Jeh C. Johnson Jeh C. Johnson	Director	February 19, 2026
/s/ William E. Kennard William E. Kennard	Director	February 19, 2026
/s/ Diana L. McKenzie Diana L. McKenzie	Director	February 19, 2026
/s/ Denise M. Morrison Denise M. Morrison	Director	February 19, 2026
/s/ Christian Mumenthaler Christian Mumenthaler	Director	February 19, 2026
/s/ Mark A. Weinberger Mark A. Weinberger	Director	February 19, 2026
/s/ Michel A. Khalaf Michel A. Khalaf	President, Chief Executive Officer and Director (Principal Executive Officer)	February 19, 2026
/s/ John D. McCallion John D. McCallion	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 19, 2026
/s/ Adrienne O'Neill Adrienne O'Neill	Executive Vice President and Chief Accounting Officer (Authorized Signatory and Principal Accounting Officer)	February 19, 2026



